Form 20-F
period 2006-12-31
Yucheng Technologies LTD
filed 2007-06-26
CIK 1356462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ___________ to ___________.

Commission file number: 000-

Yucheng Technologies Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

3F Tower B, Beijing Financial Trust Building
5 Anding Road, Chao Yang District, Beijing 1000029, PRC
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
Ordinary Shares	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 9,528,320 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes  ☒ No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes  ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐ Accelerated filer  ☐ Non-accelerated filer ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes  ☒ No

Indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17  ☒ Item 18

YUCHENG TECHNOLOGY LIMITED

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•
“we,” “us,” “our company,” “our” , “Company” , “the company” and “Yucheng” refer to Yucheng Technologies Limited and, in the context of describing our operations, also include our PRC operating companies, including our principal subsidiaries Beijing Sihitech Technology Co., Ltd and Beijing e-Channels Century Technology Co., Ltd.;

Yucheng Group refers to Yucheng Technologies Limited and its controlled subsidiaries;

Sihitech BVI refers to Ahead Billion Venture Ltd.;

e-Channels BVI refers to Port Wing Development Co., Ltd.

“Beijing Sihitech”, “Sihitech” and “Sihitech Group” refer to Beijing Sihitech Technology Co., Ltd. and its controlled subsidiaries;

“Beijing e-Channels” and “e-Channels” refer to Beijing e-Channels Century Technology Co., Ltd.

•	“shares” and “ordinary shares” refer to our ordinary shares;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China; and

•
all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China, all references to “U.S. dollars,” “dollars,” “$” or “US $” are to the legal currency of the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and strategies, including how we effect our goals and strategies;

•	our expectations for our future business development, business prospects, results of operations and financial condition;

•	expected changes in our margins and certain costs or expenditures;

•	our future pricing strategies or policies;

•	our plans to expand our business operations and product offerings;

•	expected changes in our revenues from particular sources;

•	competition from other providers of IT services and products;

•	the time to develop and market new services and products;

•	PRC governmental policies relating to the business development, banking regulation and regulation of the financial services sector; and

•	other “forward-looking” information.

We believe it is important to communicate our expectations to our stockholders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed in this annual report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations in these forward-looking statements, including among other things:

•	changing interpretations of generally accepted accounting principles;

•	outcomes of government reviews, inquiries, investigations and related litigation;

•	continued compliance with government regulations;

•	legislation or regulatory environments, requirements or changes adversely affecting the businesses in which we and our PRC operating companies are engaged; and

•	geopolitical events and regulatory changes.

These forward-looking statements involve various risks, assumptions and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in Item 3.D of this annual report, “Key information — Risk Factors” and elsewhere in this annual report.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. You should not place undue reliance on these forward-looking statements, and you should read these statements in conjunction with the risk factors disclosed in Item 3.D of this annual report.

All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

A. Selected financial data.

Yucheng Technologies Limited was formed on November 24, 2006 upon consummation of a three party merger of China Unistone Acquisition Corporation ("China Unistone"), Beijing Sihitech Technology Co., Ltd., and Beijing e-Channels Century Technology Co., Ltd. Due to the purchase method of accounting used in consolidating e-Channels and China Unistone Acquisiton Corporation into Sihitech, there is only one month’s operating data of e-Channels included in the consolidated income statement for the year ended December 31, 2006 of the Yucheng Group. To provide readers with a fuller view of the combined financial condition and operational results of the Yucheng Group for 2006 and meaningful comparison with previous years, the following selected financial information for the Yucheng Group is derived from the Yucheng Group’s unaudited pro forma results as if Sihitech and e-Channels (the Chinese operating companies) were combined as of January 1, 2003. The summary statement of operations data for the year ended December 31, 2006 and the summary balance sheet data as of December 31, 2006 are derived from the unaudited pro forma results in Note 20 “Acquisition of a subsidiary” and the audited consolidated financial statements of the Company, respectively, and are qualified in their entirety by reference to, the audited consolidated financial statements of the Company, including the notes thereto, which are included in this annual report. The summary statement of operations data for the years ended December 31, 2003, 2004 and 2005, and the summary balance sheet data as of December 31, 2003, 2004 and 2005 set forth below are derived from audited consolidated financial statements of Sihitech and e-Channels not included in this annual report, but filed with SEC in the Form S-4 Registration Statement declared effective on November 3, 2006. Our unaudited pro forma financial statements are assembled based on the consolidated financial statements or information prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	Pro forma (Unaudited), Year Ended December 31
	2006(USD)	2006(RMB)	2005(RMB)	2004(RMB)	2003(RMB)
Revenues:
Total revenues	39,979,849	312,190,647	201,381,727	260,091,930	198,477,863
-SI	24,915,788	194,559,916	118,706,464	206,156,475	167,459,338
-Non-SI	15,064,061	117,630,731	82,675,263	53,935,455	31,018,525

Cost of revenues:
Total Cost of revenues	(28,599,404)	(223,324,163)	(141,039,821)	(198,474,216)	(159,447,092)
-SI	(22,017,235)	(171,925,980)	(107,327,345)	(176,817,463)	(142,622,243)
-Non-SI	(6,582,169)	(51,398,183)	(33,712,476)	(21,656,753)	(16,824,849)

Total gross profit	11,380,445	88,866,484	60,341,906	61,617,714	39,030,771
-SI	2,898,554	22,633,936	11,379,119	29,339,012	24,837,095
-Non-SI	8,481,892	66,232,548	48,962,787	32,278,702	14,193,676

Operating expenses:
Research and development	(482,146)	(3,764,931)	(2,349,536)	(1,416,277)	(811,103)
Selling and marketing	(2,015,399)	(15,737,643)	(13,363,294)	(16,694,697)	(13,725,030)
General and administrative	(2,599,996)	(20,302,592)	(16,838,352)	(16,173,768)	(13,300,981)
Subsidies and value-added tax refunds	468,485	3,658,256	2,627,557	1,229,499	552,188

Total operating expenses	(4,629,056)	(36,146,910)	(29,923,625)	(33,055,243)	(27,284,926)

Other income (expenses):
Interest income	17,111	133,618	164,063	168,383	220,330
Interest expense	(163,646)	(1,277,861)	(630,520)	(224,483)	(125,429)
Equity in loss of affiliates, net	(17,287)	(134,986)	(758,609)	(444,498)	(1,275,481)
Other income(expense), net	5,036	39,322	472,360	107,639	64,280
Minority interests	-	-	-	(260,550)	(244,465)

Income before income taxes	6,592,603	51,479,667	29,665,575	27,908,962	10,385,080
Income tax expense	(482,495)	(3,767,659)	(4,326,053)	(2,165,796)	(1,272,111)

Net income	6,110,108	47,712,008	25,339,522	25,743,166	9,112,969

	As at Year Ended December 31,
	Derived from audited financial statements		Pro forma (Unaudited)
	2006(USD) (1)	2006(RMB)	2005(RMB)	2004(RMB)	2003(RMB)
Cash	12,595,907	98,357,657	48,968,481	45,098,376	35,286,352
Trade accounts receivable	14,932,874	116,606,333	69,733,102	53,205,165	21,907,268
Total current assets	39,167,573	305,847,828	169,046,187	119,574,721	80,358,712
Total assets	49,834,239	389,140,626	186,434,530	135,008,164	92,739,898
Total current liabilities	18,084,760	141,218,461	103,840,139	79,459,038	51,155,864
Long-term liabilities	677,796	5,292,707	4,151,968	346,225	35,730
Minority interests	-	-	-	3,001,004	3,089,573
Stockholders' equity	31,071,683	242,629,458	78,442,423	52,201,897	38,458,731
Total liabilities and stockholders' equity	49,834,239	389,140,626	186,434,530	135,008,164	92,739,898

(1)	Translations of RMB amounts into U.S. dollars were made at a rate of RMB7.8087 to US $1.00, the average trading price published by the People’s Bank of China on December 31, 2006.

Exchange Rate Information

We have published our financial statements in U.S. dollars. Our business is primarily conducted in China and revenues are denominated in Renminbi. Periodic reports will be made to shareholders and will be expressed in U.S. dollars using the then-current exchange rates. The conversion of Renminbi into U.S. dollars in this annual report is based on the daily base exchange rate of Reminbi into U.S. dollars published by the People’s Bank of China. Unless otherwise noted, for the years ended December 31, 2003, 2004, 2005 and 2006, all translations from Renminbi to U.S. dollars in this annual report were made at RMB8.0845, RMB8.0845, RMB8.0702 and RMB7.8087 per $1.00, respectively, which were the prevailing year end rates for those years. The high and low exchange rates of Renminbi into U.S. dollars are 7.8135 and 7.7735 for January 2007, 7.7662 and 7.7408 for February 2007, 7.7474 and 7.7303 for March 2007, 7.7349 and 7.7055 for April 2007, 7.6971 and 7.6488 for May 2007, 7.6785 and 7.618 for the most up to date period in June 2007. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The People’s Bank of China sets and publishes daily a base exchange rate. Until July 21, 2005, the People’s Bank of China set this rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. Beginning on July 21, 2005, the People’s Bank of China has set this rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day. The People’s Bank of China also takes into account other factors such as the general conditions existing in the international foreign exchange markets. Although governmental policies were introduced in the PRC in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration for Foreign Exchange and other relevant authorities.

B. Capitalization and indebtedness.

Not Applicable.

C. Reasons for the offer and use of proceeds.

Not Applicable.

D. Risk factors.

Risks relating to our business

If Yucheng does not manage its growth after the combination, the chances for continued profitability may slow or stop.

The acquisition of the businesses of Beijing Sihitech and e-Channels and other businesses such as Sunrisk Information Technology limited will permit Yucheng to take advantage of the synergies that the businesses offer one another. The continued success of Yucheng is partly dependent on a successful integration and being able to take advantage of the expanded opportunities presented by cross selling clients, developing new products and services that have higher margins and leveraging core banking know-how and relationships. If Yucheng experiences disruptions during the integration process or it is not able to take advantage of the currently perceived opportunities, then it is likely that the Company will not grow the operations and revenues as expected. Investors in Yucheng will not then experience the rewards of a growing company and may suffer a loss in the value of their investment.

The business of Yucheng depends on the financial services industry, and changes within that industry could reduce demand for its products and services.

The majority of the Company’s revenues have been derived from services and products to Chinese local banks. Unfavorable economic conditions adversely impacting that part of the financial services industry could have a material adverse effect on our business, financial condition and results of operations. For example, depository financial institutions have experienced, and may continue to experience, cyclical fluctuations in profitability as well as increasing challenges to improve their operating efficiencies. Due to the entrance of foreign global players, non-traditional competitors and the current environment of low interest rates, the profit margins of depository financial institutions have narrowed. As a result, some financial institutions have slowed, and may continue to slow, their capital spending, including spending on web-based products and solutions, which can negatively impact sales to new and existing clients. Decreases in, or reallocation of, capital expenditures by our current and potential clients, unfavorable economic conditions and new or persisting competitive pressures could adversely affect our business, financial condition and results of operations.

The offices of the China Construction Bank will generate a significant portion of the Yucheng's revenues, the loss of which would have an adverse impact on future revenues and the future value of the Company to investors.

Yucheng, on a combined basis in 2006, received approximately 54.0% of its revenues from services and products to different provincial branch offices and departments in the headquarters of the China Construction Bank (“CCB”), one of the largest banks in the PRC. The engagements with the branches and departments are under separate and independent contracts, and the projects vary in scope and nature of services and products. In 2006, there were 140 separate legal contracts. On a combined historical basis, the largest accounts within CCB accounted for 30.0% of the Company's revenues in 2006 and was with the head office of CCB. Two other accounts within the CCB Group represented 5.0% and 3.1% of revenues in 2006 and were with the Beijing Branch and Liaoning Provincial Branch. The rest of the contracts were distributed among other provincial branches around China. Notwithstanding the separate legal treatment of the engagements, a substantial failure to provide the contracted services and products under one agreement may result in a disruption to the overall CCB relationship. Also, if the general IT spending pattern and budgeting of CCB is changed or reduced, there could be an adverse impact on the Company’s ability to offer services and win contracts from different entities within CCB. The Agricultural Bank of China Head Office and the CITIC Bank were also significant customers in 2006, representing12.6% and 5.2% respectively of the total revenues. There are no long-term contracts with the CCB group on which the Company depends. There can be no assurance that Yucheng will be able to continue to retain these customers, and that Yucheng will maintain or increase their current level of business in the future.

There exists substantial and increasing competition with which Yucheng must compete in service offerings and pricing and if the Company is not successful in addressing those issues, it may lose market share and revenue potential.

In general, the level of competition in the PRC market to offer IT services and solutions to the banking services sector is intense. Yucheng will face competition from both local and international companies. Some of the competitors have longer operating histories, larger clientele, more varied service and product offerings and more extensive personnel and financial resources which place them in a better position than Yucheng to develop and expand their range of services and market share. It is also expected that there will be competition from new entrants into the industry. Current or future competitors may develop or offer services that are comparable or superior to ours at a lower price. In addition, only some of the products and services of the companies are protected by intellectual property rights, therefore competitors would not be prevented from copying our business techniques. If we fail to successfully compete against our current and future competitors, our business, financial condition and operating results will be adversely affected.

In some service areas of the IT business, prices are decreasing which is adversely affecting margins in those areas; if Yucheng does not meet the resulting pricing structure or shift away from those areas of business to more remunerative services, it may experience losses.

There has been increasing competition in some areas of IT consulting services with the result of more competitive pricing and falling margins being experienced by Yucheng. These are generally in the areas of labor intensive contracts with not much need for proprietary solutions or know-how. Smaller IT service companies depend on price cutting strategies to win those contracts. If Yucheng does not successfully manage its business and compete in these areas for engagements, it will suffer business or financial loss. Yucheng may also address the competitive situation by shifting to other service areas where margins are better or providing extra services or enhancements that result in different pricing. If it is not successful in implementing differentiating or other services, Yucheng may suffer losses in these particular segments of its business.

The failure to retain existing customers or changes in their continued use of our services will adversely affect operating results.

Yucheng competes using a service and product and fee structure designed to establish, solid, long term client relationships and recurring revenues through ongoing usage by customers. Some of the revenues are dependent on recurring revenues and the continued acceptance of services by customers in areas such as account presentation, payments and other financial services. The failure to retain the existing customers or a change in spending patterns and budgetary aspects of competing products would adversely affect the business model. Also, competitors may compete directly by adopting a similar business model or through the acquisition of companies, such as resellers, who provide complementary products or services.

Yucheng may incur losses on projects which are undertaken on a fixed-priced basis which would reduce margins and profitability.

IT consulting projects comprise a significant portion of the income of Yucheng and are usually undertaken on a fixed price basis where customers are charged a fixed price that is determined based on an evaluation of the estimated resources required to implement the project. If the project costs or scope of work to be done are underestimated for contracts that they win, there could result unanticipated costs which Yucheng will have to bear, resulting in reduced profits and overall business losses. This would have an adverse impact on the financial condition and the results of operations.

IT infrastructure components are obtained from selected suppliers; if the ability to obtain needed items is disrupted, the business of Yucheng would be adversely effected.

Many of the IT consulting services and system infrastructure installations conducted by Yucheng depend on the availability of the necessary hardware equipment and software applications from third parties. The current hardware vendors include IBM, HP, Sun and Intel for servers; Cisco, Nortel and Huawei for network equipment; and Oracle, Microsoft and BEA for software. The Company's operating companies have established relations with selected suppliers. There is no assurance that these vendors/distributors will continue to offer needed items or not terminate their relationship with the Company's operating companies. Although there are alternative suppliers for most of the needs, if Yucheng is unable to obtain the necessary IT infrastructure components from these or comparable vendors/distributors on a timely basis, the business, financial condition and results of operation would be adversely affected.

If the senior management team and critical staff are not retained, Yucheng may suffer a loss of reputation, suffer an inability to manage its commitments and expand its operations as planned.

In a service-oriented business, personal relationships, goodwill and networks are critical in obtaining and maintaining customer engagements. The ability to successfully complete engagements depends on a trained, knowledgeable and stable staff. Future success depends on the continued efforts of the senior management team in building good relationships with existing and potential customers and in the implementation of the growth and business strategy and the Company’s ability to retain and replace its staff. The senior management team has substantial experience in the services offered by Yucheng and has been instrumental in past growth and expansion. The loss of any member of the senior management team and critical staff could, without adequate replacement, have an adverse impact on the business, financial condition and results of operations.

If Yucheng is unable to protect their respective proprietary technology and other rights, there may be an inability to effectively compete.

Yucheng will rely on a combination of patent, copyright, trademark and anti-competition laws, as well as licensing agreements, third-party nondisclosure agreements, internal confidentiality policies and other contractual provisions and technical measures to protect the intellectual property rights. PRC law is still developing in this area and the enforcement of such rights at the judicial level cannot be certain. There can be no assurance that these protections will be adequate to prevent competitors from copying or reverse-engineering their products, or that competitors will not independently develop technologies that are substantially equivalent or superior to their technology. To protect its trade secrets and other proprietary information, employees, consultants, advisors and collaborators are required to enter into confidentiality agreements. There can be no assurance that these agreements will provide meaningful protection for the trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Although Yucheng will hold registered rights covering certain aspects of its technology, there can be no assurance of the level of protection that these registrations will provide. Yucheng may have to resort to litigation to enforce the intellectual property rights, to protect the trade secrets or know-how, or to determine their scope, validity or enforceability. Enforcing or defending intellectual property rights is expensive, could cause diversion of resources and may not prove successful.

If Yucheng’s proprietary rights infringe on those of other persons, we could be required to redesign those products, pay royalties or enter into license agreements with third parties or have to cease offering the infringing right, any of which could have an adverse impact on the business and revenues and profits of the Company.

There can be no assurance that a third party will not assert that the intellectual property rights and services of Yucheng violate their intellectual property rights. To some extent the laws of the PRC is not extensively developed in the area of enforcement. As the number of products offered by the Company and competitors increases and the functionality of these products further overlap, the provision of web-based financial services technology may become increasingly subject to infringement claims. Any claims, whether with or without merit, could:

•	be expensive and time consuming to defend;

•	cause Yucheng to cease making, licensing or using products that incorporate the challenged intellectual property;

•	require Yucheng to redesign our products, if feasible;

•	divert management’s attention and resources; and

•	require Yucheng to pay royalties or enter into licensing agreements in order to obtain the right to use necessary technologies.

System failures could hurt business reputation, and Yucheng could be liable for some types of failures the extent or amount of which cannot be predicted.

The operations of the Company depends on its ability to protect its systems from interruption caused by damage from fire, earthquake, power loss, telecommunications failure, unauthorized entry or other events beyond our control. The Company in the future plans to maintain its own offsite disaster recovery facility. In the event of major disasters, both primary and backup locations could be equally, adversely impacted. The Company does not currently have sufficient backup facilities to provide full Internet services, if the primary facility is not functioning. The Company could also experience system interruptions due to the failure of its systems to function as intended or the failure of the systems relied upon to deliver services such as ATM networks, the Internet, or the systems of financial institutions, processors that integrate with other systems and networks and systems of third parties. Loss of all or part of the systems for a period of time could have a material adverse effect on the business and business reputation of the Company. Yucheng may be liable to its clients for breach of contract for interruptions in service. Due to the numerous variables surrounding system disruptions, the extent or amount of any potential liability cannot be predicted.

The Yucheng’s products use internally developed software and systems as well as third-party products, any of which may contain errors and bugs, the effect of which could cause Yucheng to spend additional sums and time to correct or cause a breach of services agreements and pay damages.

The products of Yucheng may contain undetected errors, defects or bugs that may or may not be correctable. The products involve integration with products and systems developed by third parties. Complex software programs of third parties may contain undetected errors or bugs when they are first introduced or as new versions are released. There can be no assurance that errors will not be found in existing or future products or third-party products upon which company products are dependent, with the possible result of delays in or loss of market acceptance of company products, diversion of resources, injury to corporate reputation and increased expenses and payment of damages.

Risks relating to the PRC

Adverse changes in political and economic policies of the PRC, including its policy of reforming its economic system, could have a material adverse effect on the growth of private businesses in the PRC such as ours.

Since the late 1970’s, the PRC has been reforming its economic system and changing from a planned economy based on governmental dictates and priorities to one that uses market forces to influence deployment of economic resources, labor and capital and to determine business endeavors. It is impossible to predict whether or not the government will continue to encourage economic liberalization and further release its control over the economy and encourage private enterprise. We also cannot predict the timing or extent of future economic reforms that may be proposed. Any reimposition of planned economy regulation or similar kinds of restrictions could reduce the freedom of private businesses to operate in a profitable manner, restrict inflows of capital or stifle investor willingness to participate in the PRC economy. To the extent we need additional capital, any restrictions on foreign ownership, foreign investment and repatriation of profits will hamper our ability to find capital outside of the PRC.

The economy of China has been experiencing unprecedented growth, leading to some inflation. If the government tries to control inflation by traditional means of monetary policy or returns to planned economic techniques, our business will suffer a reduction in sales growth and expansion opportunities.

The rapid growth of the PRC economy has historically resulted in high levels of inflation. If the government tries to control inflation, it may have an adverse effect on the business climate and growth of private enterprise in the PRC. An economic slow down could have an adverse effect on our sales and may increase costs. If inflation is allowed to proceed unchecked, our costs would likely increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.

A return to profit repatriation controls may limit our ability to pay dividends, expand business and reduce the attractiveness of investing in PRC business opportunities.

PRC law allows enterprises owned by foreign investors to remit their profits, dividends and bonuses earned in the PRC to other countries, and the remittance does not require prior approval by the State Administration of Foreign Exchange, or SAFE. SAFE regulations require extensive documentation and reporting, some of which is burdensome and slows payments. If there is a return to payment restrictions and reporting, the ability of a PRC company to attract investors will be reduced. Also, current investors may not be able to obtain the benefits of the profits of the business generated in the PRC for other reasons. Relevant PRC laws and regulations permit payment of dividends only from retained earnings, if any, determined in accordance with PRC accounting standards and regulations. It is possible that the PRC tax authorities may require changes in determining income of the company that would limit its ability to pay dividends and make other distributions. PRC law requires companies to set aside a portion of net income to fund certain reserves, which amounts are not distributable as dividends. These rules and possible changes could restrict our PRC operating companies from repatriating funds to our stockholders as dividends.

Any fluctuations in exchange rates could result in foreign currency exchange losses.

Because our earnings and cash from operations are denominated in Renminbi, fluctuations in exchange rates between U.S. dollars and Renminbi will affect our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. The People’s Bank of China sets and publishes daily a base exchange rate. Beginning on July 21, 2005, the People’s Bank of China has set this rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day, and the People’s Bank of China also takes into account other factors such as the general conditions existing in the international foreign exchange markets. The PRC government may further adjust the exchange rate between the Renminbi and the U.S. dollar and other foreign currencies, and may further amend its policy of using a fixed-rate regime to govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue which will be exchanged into U.S. dollars, the value of any U.S. dollar denominated investments we make in the future and any earnings on such investments.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Substantially all our revenues and expenses are denominated in Renminbi. We may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, our PRC subsidiaries are able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions under the capital account continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the SAFE. If our PRC Operating Companies borrow foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE, and if we finance our PRC subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce or its local counterparts. These limitations could affect the ability of our PRC subsidiaries to obtain foreign exchange through debt or equity financing.

Recent PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross border investment activity, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

SAFE recently promulgated regulations that require registration with local SAFE offices in connection with direct or indirect offshore investment by PRC residents, including PRC individual residents and PRC corporate entities. These regulations apply to our shareholders who are PRC residents and also apply to our prior and future offshore acquisitions. In particular, the SAFE regulations require PRC residents to file with competent SAFE offices information about offshore companies in which they have directly or indirectly invested and to make follow-up filings in connection with certain material transactions involving such offshore companies, such as increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, or external guarantees, or other material events that do not involve return investment.

The SAFE regulations retroactively require registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies. If a PRC resident with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

Our major shareholders who are PRC residents, or whose shares are beneficially owned by PRC residents, have completed foreign exchange registration with the local foreign exchange bureau according to these SAFE regulations. As a result of the newness of the regulations and uncertainty concerning the reconciliation of the new regulations with other approval requirements, it remains unclear how the regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We are committed to complying and to ensuring that our shareholders who are subject to the regulations comply with the relevant rules. However, we cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or approvals required by the regulations or other related legislation. The failure or inability of our PRC resident shareholders to receive any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our overseas or cross border investment activities, limit our PRC subsidiaries from making distributions or paying dividends or affect our ownership structure, as a result of which our business operations and our ability to distribute dividend to you could be materially and adversely affected.

If certain exemptions within the PRC regarding withholding taxes are removed, we may be required to deduct Chinese corporate withholding taxes from any dividends we may pay to our stockholders.

According to the PRC’s applicable income tax laws, regulations, notices and decisions related to foreign investment enterprises and their investors (the “Applicable Foreign Enterprises Tax Law”), income such as dividends and profits distribution from the PRC derived from a foreign enterprise which has no establishment in the PRC is subject to a 20% withholding tax, unless the relevant income is specifically exempted from tax under the Applicable Foreign Enterprises Tax Law. Currently, profits derived by a stockholder, such as through dividends, from a foreign-invested enterprise (an “FIE”) is exempted. If the foregoing exemption is removed in the future, we may be required to deduct certain amounts from dividends we may pay to our stockholders to pay corporate withholding taxes.

Dividend payments are subject to corporate law and accounting requirements that may limit our ability to make these payments

Yucheng will rely on dividends and other distributions from our operating companies in China to provide us with cash flow and to meet our other obligations. Current regulations in China would permit our operating companies in China to pay dividends to us only out of accumulated distributable profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our operating companies in China will be required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its accumulated profits each year. Such cash reserve may not be distributed as cash dividends. In addition, if our operating company in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

The legal authorities in China are in the process of evaluating heretofore tax and fee benefits provided to foreign investors in companies to encourage development within the country such that these benefits may be lessened or removed with the consequence that expenses may rise impacting margins and net income.

The legal authorities are evaluating tax and fee benefits that have been available to foreign investors and companies operating in China and tax holidays for new enterprises. In the near term, there are going to be changes that substantially reduce or eliminate many, if not all, the tax and other governmental fee advantages that heretofore have been available to foreign entities and newly created entities whether or not such new entities are foreign. The goal is to institute greater equalization of tax and government fee treatment of all corporate and similar entities in China. China is being encouraged to create this more equal treatment because of its WTO obligations and public opinion within China. There are to be phase-ins of various taxes and tax rates and fees for entities that currently benefit from either no or lower tax rates and fees compared to wholly Chinese companies and entities, but there can be no assurance of this. Even if there are phase-in periods, the length of such periods is not known, but may be as long as five years. In addition, there are expected to be changes to allowable business deductions, reduced tax rates for certain industries, and to definitions of foreign enterprises. Any one or some of these changes may have an adverse impact on operating margins and net income.

The PRC legal system has inherent uncertainties that could limit the legal protections available to you.

Nearly all of our assets and all of our operations are in the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but are not binding on subsequent cases and have limited precedential value. Since 1979, the PRC legislative bodies have promulgated laws and regulations dealing with such economic matters as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. The laws in the PRC differ from the laws in the United States and may afford less protection to our stockholders.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the PRC based on United States judgments against us, our subsidiaries, our officers and directors and experts named in the annual report.

We are incorporated in the British Virgin Islands and our PRC operating companies are formed under PRC law. Substantially all of our assets are located in the PRC. In addition, most of our directors and executive officers reside within the PRC, and substantially all of the assets of these persons are located within the PRC. It may not be possible to effect service of process within the United States or elsewhere outside the PRC upon our directors, or executive officers and experts named in the annual report, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries. As a result, recognition and enforcement in the PRC of judgments of a court in the United States and many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible. Furthermore, an original action may be brought in the PRC against our assets and our subsidiaries, our directors and executive officers and experts named in the annual report only if the actions are not required to be arbitrated by PRC law and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may award civil liability, including monetary damages.

Risks relating to our shares

There will be a substantial number of shares of common stock available for sale in the future which may increase volumes of common stock available and lead to a decline in the market price of the common stock.

The initial purchase price for the acquisition of operating companies in the PRC and subsidiaries included 5,328,320 ordinary shares. These shares were not registered, and a substantial portion of them are held by insiders; therefore they are restricted. Commencing on November 24, 2007, one year after the consummation of the acquisition, these shares will become eligible for resale in the public market under SEC Rule 144 with limitations, and after two years some of these shares will become eligible for resale in the public market under SEC Rule 144(k). As a result, the number of shares available for sale will likely increase over time, which tends to reduce the market price of a stock.

If certain financial or financing objectives are achieved, management will be entitled to receive shares of our stock which would result in dilution and might have an adverse effect on the market price of our common stock.

Management has the right to earn up to 952,832 shares based on net profit targets. There is no obligation to register the stock after issuance. However, after being held for the appropriate periods, the shares will be eligible for resale under Rule 144. If the additional shares are earned, they will significantly increase the number of shares outstanding. The issuance of the additional shares will have a dilutive effect on the stock already outstanding and may cause a reduction in the trading price of our common stock in the public market.

Voting control by executive officers, directors and other of our affiliates may limit investors’ ability to influence the outcome of director elections and other matters requiring stockholder approval.

Our executive officers and directors, Messrs. Chih T. Cheung, Chairman of the Board, Weidong Hong, CEO and director and Shuo Zeng, COO and director own about 35% of our issued and outstanding ordinary shares. These three major shareholders may maintain significant control over the outcome of some corporate transactions or other matters submitted to our shareholders for approval, including the election of directors and the approval of other business transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on the market price of our common stock or prevent stockholders from realizing a premium over the market price for their shares of our common stock. In addition, if our major shareholders chose to dispose of a material portion of the ordinary shares they hold, the prevailing market price of our securities may decline.

Certain provisions in our organizational documents may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.

Our memorandum and articles of association include provisions that could limit the ability of others to acquire control of us. Under those provisions, the board of directors has the power to issue preferred shares with such rights attaching to them as they decide and that this power could be used in a manner that would delay, defer of prevent a change of control of the company. These provisions could have the effect of depriving you of an opportunity to sell your shares at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transactions.

We qualify as a foreign private issuer and as a result are subject to reduced requirements with respect to the reporting of financial statements and other material events to our stockholders and the SEC.

As a foreign private issuer, we are obligated to file an annual report with audited financial statements and 6-K reports at such times as we release information to the public either voluntarily or pursuant to the laws of the British Virgin Islands or the PRC. Therefore, the regularity of financial and other information will be less than would be applicable to a domestic United States registered company under the rules and regulations of the SEC. Investors may not receive information on a timely basis, therefore increasing their risk of investment.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the Company.

Beijing Sihitech Technology Co., Ltd. (“Sihitech”) was founded in June 1999, and Beijing e-Channels Century Technology Co., Ltd. (“eChannels”) was founded in 2001. Each of these companies is organized and operating under PRC law. They are the principal subsidiaries of Yucheng, but there are several other subsidiary companies through which the Company operates throughout China and acts as holding companies for its operating companies.

China Unistone was formed on May 7, 2004, to serve as a vehicle to effect a stock purchase, capital stock exchange, asset acquisition or other similar business combination with an unidentified operating business with operations in the PRC.

China Unistone acquired Sihitech and e-Channels on November 24, 2006. As part of the acquisition transaction of Sihitech and e-Channels, China Unistone merged with and into its wholly-owned subsidiary, Yucheng Technologies Limited for the purpose of redomestication of the surviving company out of the United States. Yucheng Technologies Limited (“Yucheng”), incorporated on November 24, 2006 under the laws of the British Virgin Islands, and its subsidiaries are engaged in system integration, software development, information technology (“IT”) consulting and training services, maintenance and support, technology development, sales of self-developed products, computer software, hardware and peripheral equipment, communication equipment and undertaking computer network projects. Its major customers are first tier state-owned commercial banks in China.

B. Business overview.

Business Overview

Yucheng operates in China providing IT (Intellectual Technology) solutions and services to the banking industry in China. The Company currently focuses on offering IT solutions and services to first tier Chinese local banks, with plans to expand its core offerings beyond internet banking, call center and customer data platforms to other participants in the financial services industry in the future, including smaller regional banks, insurance companies, investment banks and securities firms.

Yucheng has seven operating subsidiaries which include Sihitech, e-Channels, Beijing Sihitech Software, Shanghai Sihitech, Shanghai Sihitech Software, Guangzhou Sihitech and Beijing Yuxinyicheng Technologies Limited. There also are three representative offices in Fuzhou, Chengdu and Xian. The Company had approximately 612 employees as of December 31, 2006.

Financial Services Industry Overview

The market for Yucheng services and products is estimated by management to be substantial. Management believes that there are more than 40,000 financial institutions operating in China today. Most of these institutions are entirely state-owned, either directly or through state-owned companies. In recent years, however, there is a growing number of privately owned banks and significant changes are taking place in all banks as they search for strategic investors, plan for eventual listing on foreign exchanges, and come into line with the WTO (World Trade Organization) requirements. The banking industry in China continues to be the primary provider of capital in China and bank deposits remain the primary choice for domestic savings.

The Chinese banking industry can be classified into four tiers, including:

•
Tier I state-owned commercial banks. Also known as the “Big Four,” the Agricultural Bank of China (“ABC”), Bank of China (“BOC”), China Construction Bank (“CCB”) and Industrial and Commercial Bank of China (“ICBC”) are the largest among domestic banks in terms of assets, deposit base, loan portfolio and nationwide branch network. The Big Four together account for over 50% of industry assets. Historically, ABC was involved mainly in agricultural and rural loans and deposits; BOC has been strong in the foreign exchange business and foreign trade-related financing; CCB’s strength has been in loans to construction and infrastructure projects; and ICBC’s focus has been in providing working capital finance to the industrial and urban sectors.

•
Tier II joint stock commercial banks. This group comprises of 13 other national commercial banks, which are owned by a combination of government entities, state-owned enterprises and other investors. The most prominent members of this group are listed domestically and in Hong Kong, and include China Merchants Bank (“Merchants”), China Minsheng Banking Corp (“Minsheng”), Hua Xia Bank (“Huaxia”), Shanghai Pudong Development Bank (“Pudong”) Shenzhen Development Bank (“Shenzhen”), and Bank of Communications (“BoComm”).

•
Tier III banking institutions. This tier group, management believes, includes over 100 city commercial banks, over 34,000 credit cooperatives, over 200 foreign financial institutions, 65 trust and investment companies and over 70 finance companies.

The three policy banks—Agricultural Development Bank of China, State Development Bank of China and Export-Import Bank of China—were established in the mid-1990s as a result of banking reforms, to take over the policy lending function from the Big Four.

The primary institutions overseeing China’s banks include:

•	Ministry of Finance (MOF)

•	People’s Bank of China (PBOC)

•	China Banking Regulatory Commission (CBRC)

•	State Administration of Foreign Exchange (SAFE)

•	China SAFE Investments Limited (Huijin), a.k.a. Central Huijin Investment Company

While the overall environment is still evolving from a level well below OECD (Organization for Economic Co-Operation and Development) standards, which is typical of an emerging market, supervision and regulation of China’s banks has improved dramatically in recent years with oversight continuing to improve.

In recent years, the Chinese financial system appears to have been undergoing changes and evolving to a market-oriented system. The two driving forces of changes to China’s banking industry are the growing economy and the ongoing regulatory reform which is partially driven by China’s ongoing WTO commitments. China has experienced economic growth over the past two decades largely as a result of the PRC government’s extensive economic reforms. China’s economic growth combined with increasing fixed capital formation, high household savings rates, a fixed currency, fixed interest rates and a closed capital account have driven the growth of the Chinese banks in the past decade.

Additionally, the PRC’s accession as a member of the WTO in December 2001 and its ongoing commitments to introduce modern management and accounting systems have served as a catalyst for regulatory reforms in the banking sector. Since its formation in April 2003, the China Banking Regulatory Commission (“CBRC”) has pushed for improved disclosure, management accountability, higher prudential and regulatory standards and more efficient operations. It has also played a key role in carving out bad debts, recapitalizing key banks, scrutinizing bank operations and cleaning up the system. Improvements in corporate governance, risk management, internal controls and disclosure are all the result of CBRC actions.

As required by the WTO ascension agreement, China has been slowly phasing out limits on foreign financial institutions. While a very gradual market opening has taken place to date, more dynamic change is anticipated after December 2006 when a number of important restrictions on foreign financial institutions will be removed, including, geographic restrictions on business activities and the permitted scope of business. The removal of current restrictions will eliminate two key advantages that Chinese banks currently enjoy: 1) the ability to take Renminbi deposits; and 2) their broad network scale. Management believes that the liberalization of the banking and financial services industry in the PRC will force both the domestic and foreign banks and financial institutions to upgrade their operations to offer their customers a range of financial products and services, breadth of services and the level of service quality that are in line with international standards. As such, financial institutions could seek technology and outsourced solutions to resolve inefficiencies and lower costs so that they can compete effectively in the market place. The financial services industry has traditionally been one of the largest and most aggressive users of technology in developed countries like the United States and we believe this characteristic could emerge in China as well.

Markets Served and Customers

The customer base for IT solutions in the banking sector is mainly composed of the large Tier 1 and Tier II national banks that look for customized IT solutions to meet specific business and operations requirements. Management believes that Yucheng will be well-positioned in the market, with nearly all of the Tier I and Tier II banks as part of its combined customer base of 74 institutions.

A significant portion of the business of Yucheng comes from the different constituents of CCB. Separate contracts for services exist with different departments, branches and provincial offices and the head office of CCB and each of them are effectively separate customers since the decision makers and budgets are unrelated. Its largest customer in 2006 was the CCB head office, which contributed about 30% of the total revenues. Also, management maintains a good relationship with CCB in multiple levels and the Company is designated by CCB as one of its four strategic IT partners. CCB has been a customer of the company since 1999 and the repeat business indicates that CCB has been satisfied with the company’s services. The Agricultural Bank of China Head Office and the CITIC Bank were also significant customers in 2006, representing 12.6% and 5.2% of the total revenues.

Yucheng realizes the risk of overdependence on one or a few organizations and has put in place plans for vertical and horizontal expansion of its business to mitigate this risk. In addition to CCB, the Agricultural Bank of China Head Office and the CITIC Bank, the Yucheng current customer base includes the People’s Bank of China, Bank of communications, the Bank of China, China Merchants Bank, Shenzhen Development Bank, Shanghai Pudong Development Bank, Industrial Bank Co., Ltd, Social Insurance Bureau (Hebi), Guotai Fund Management, Guandong Development Bank Industrial and Commercial Bank, Beijing Commerce Bank, Export and Import Bank of China, and Weihai Commerce Bank, Huaxia Bank, and Bank of Shanghai.

Management believes that one of the near term opportunities of Yucheng is the cross selling of existing products and services to the breadth of its client base. Furthermore, while the customer base is composed mostly of the large, Tier 1 and 2 national banks, it is management’s opinion that over time, smaller and regional banks will have to dramatically increase IT investments due to competitive pressures and Yucheng will be well positioned to provide packaged applications and products that could meet their needs as well.

Management

Management believes that one of its key competitive strengths of Yucheng is its management team. Management believes that the team has experience in the banking sector and the China market that has given it insight into Chinese banking practices and operations and built long-term relationships with banks, other financial institutions, key partner vendors, and government regulatory agencies. Management believes that these experiences and relationships contributed significantly to Yuchengs’ current market position and a competitive advantage over other players, including foreign competitors.

The senior management of Yucheng has experience in serving the financial service industry in multiple disciplines: core banking know-how; capabilities in software development; and system integration consulting. Additionally, the executive management have assembled a team of experienced managers and skilled technical professionals. Many of the key mangers have experience in servicing the banking sector in multiple disciplines including sales, consulting and engineering. The IT team has capabilities in software development and system integration consulting. Moreover, the operations team has the experience and know-how to deliver high quality and reliable operations management. Yucheng reinforces the objective of providing high quality and reliable services through various incentives schemes (such as salary increase, promotion and bonus schemes) in which talented and well-performing employees, particularly those involved in the management, are rewarded for maintaining and contributing to the Company’s customer value propositions.

Future Strategies

Yucheng’s goal is to become the dominating Chinese-based provider of IT and outsourced services to the banking sector in China and to enhance the competitiveness of its clients through information technology and outsourced services. To achieve such goal, it will execute a growth strategy with three core components. First, the Company will focus on product value chain migration. For example, the Company will continue to move from the traditionally lower margin system integration services into the higher margin IT solutions, consulting and outsourced operations and services. Lower margin service refers to system integration services. Higher margin services refer to IT consulting, e-Channels applications, and maintenance and support services. Yucheng will take the following steps to facilitate the product value chain migration:

•	expand service offerings to credit card operations, customer data management and bill payment;

•	expand cross-selling opportunities;

•	acquire companies with proprietary business solutions or established customer bases;

•	continue to develop current core application and solution, such as web-banking and call centers; and

•	increase research and development activities to have more proprietary and leading-edge IT solutions, applications, and platforms specific to the Chinese banking industry.

•	explore outsourced services required by banking clients due to their consideration of cost-cutting, improvement of service quality, and competitiveness improvement.

Yucheng plans to leverage its existing knowledge of core banking know-how and extensive relationships with leading banks to win mandates in outsourced operations. The basic plan is that management will continue building market share in IT consulting and expand the e-banking software platform. In 2007-2008, the Company plans to concentrate on winning high profiled outsourcing mandates and continue development of its core offerings related to the e-banking platform. In 2009 and beyond, the focus will be on consolidating market share as well as potentially moving into new solution segments such as transaction and data service management and business process outsourcing.

The second key initiative will be to seek accretive acquisitions and form joint ventures to 1) expand service offerings in related financial technology outsourced and infrastructure services such as payment processing, credit card operations, customer data management and bill payment, 2) acquire clients, and 3) expand cross-selling opportunities. By these means, Yucheng believes it can deepen the number of relationships with customers and achieve high retention rates with its existing clients. The local IT services industry for the financial services sector is currently highly fragmented and expected to consolidate. Management believes that Yucheng could be a market consolidator and be able to acquire some companies that can accelerate its growth in the future. As one step in this objective, Yucheng acquired Sunrisk in February 2007.

The third key initiative is related to product value chain migration and acquisitions. Yucheng plans to expand its product and service offerings horizontally into other segments of financial services such as insurance, asset management, securities brokerage and investment banking.

Underlying the strategic growth plan is a core belief that it is important to organize Yucheng around its strengths and to leverage competencies and investments while focusing on customer services, technical advancement and product innovation. Management intends to invest significant resources and capital toward these strategic initiatives for years to come. In doing so, management is committed to extending its relationships with its partners and clients in order to become the leading provider of IT and outsourced services to the banking sector in China and to enhance the competitiveness of its clients through information technology. There can be no assurance given that Yucheng will be able to expand its business and thereby increase its revenue and profits, based on the above strategy and on the basis of being a combined company.

Products and Services

Yucheng provides basically three types of services to banks: 1) system integration; 2) IT consulting, and 3) software and outsourced operations. Unlike the more mature US market, the banking clients in China expect total “one-stop” solution from its IT service vendor. As such, system integration could remain an important component of the combined company’s business mix in the foreseeable future because system integration play an important role in securing and solidifying customer relationships and building awareness of the company’s brand and other product and service offerings. Like in the US, the margins for system integration have declined over the past few years from as high as 20% to high single digits to low teens today. Thus, while the combined company will continue to maintain its system integration business, the focus will be on expanding its other businesses such as IT consulting, outsourced operations and software products and in order to drive gross margins expansion.

E-Channel Solution Suite

Yucheng provides banks with complete solutions for service channel integration and management, which allows clients to integrate and better manage its applications such as telephone banking, internet banking, counter system and mobile phone banking. These are based on e-Channels’ internet banking and multi-channel integration platform. The e-Channel solution suite includes the multi-channel integration platform, web banking application, teller application software and channel integration system supervision software. Also, it provides banking and other financial institutions with a basic J2EE application platform, which can be used to develop J2EE applications and process business rules process and data. The platform includes a basic application framework, as well as development environment and application supervision platform based on the framework. J2EE is Sun Microsystems version of Java for developing and deploying enterprise applications.

The e-Channels solution suite offers a comprehensive platform for banks and financial institutions to manage data, information flow, and product presentation in a secure environment. The suite solution of software offers the following specific features:

•
Database Operation: A bank’s IT solution suites are always dealing with massive amounts of data. Database operations and transaction processing are often the bottlenecks to banking system performance. e-Channel Solution Suite includes high-speed and reliable proceeding modules for database access and data processing. This allows high-speed, reliable access to various databases.

•
Layered Platform Structure: A bank’s operations require the IT systems to be able to conduct a large number of parallel procedures, enable control transaction integration and process large data sets. e-Channels Core Transaction Platform has successfully established a reliable platform that can support parallel processing, transaction integration, complicated communication modes, database access and data analysis.

•
Extensibility and Quick Development Capability: The e-Channel Solution Suite is built with a layered platform structure, providing the banking clients with supporting modules at each level and a development environment with maximum interoperability and flexibility. These supporting modules allows its customers to utilize the extensibility of the platform to develop its own related support applications. For example, the Industrial and Commercial Bank of China has developed more than 10 add-on application systems based on this platform.

•
Web Banking Front-End Interface: This module allows banks to provide internet banking to its retail and corporate customers. Management believes that its Web Banking Front-End Interface is better tailored and has more features for local banking practices than other competitive products in the market.

•
Security Control Component: e-Channels develops security control components using Microsoft ActiveX® technology, technologies developed by Microsoft for sharing information among different applications. Banks purchase such additional components to enhance the security of their web banking system. e-Channels currently is the only web banking solution provider in China offering such components.

•
Dynamic Password Application System (DPAS): e-Channels provides integrated DPAS. DPAS is a security access method that allows customers to log into an internet banking system using a uniquely numbered physical plastic card with rows and columns of passwords on the back. Upon entering the user’s unique card number, the user is challenged to look up the correct password in the corresponding prompted row and column. In this way, one has a unique one-time only password to the user’s internet banking accounts. DPAS provides banks with a flexible cost effective solution that enables a balance between security, flexibility and cost. Firstly, adoption of DPAS is acceptable to banks because it is easy to use. Secondly, DPAS helps enhance the system security significantly while also lowering costs through wider adoption of DPAS. e-Channels is in the process of filing the patent application for DPAS.

•
Security Management Center (SMC): SMC is a command console and interface that helps users to locate error events and take immediate action. SMC can efficiently supervise and manage system security by suggesting problem solutions and assisting resolving errors promptly. Thus SMC makes it possible to reduce range, degree and amount of system downtime.

The Teller application software contains the following attributes:

•	J2EE architecture—It enables flexible architecture and deployment and reduces overall processing cost.

•	Complete development platform—This visible development platform for teller applications can be used to accelerate installation of teller applications and to add new functions.

•
Reasonable and flexible mechanism of teller management and authorization—The software provides mechanism of teller management and authorization that can be customized to meet the unique business rules and requirements of each bank client.

•
Seemless integration with the core systems from international vendors—As a result of some teller business process and attributes being unique in China, many requirements of domestic teller applications can not be satisfied by foreign core systems. e-Channel’s teller systems provide modules to enable such business requirements due to layered teller management and management of significant blank vouches.

System Integration

Currently, Sihitech provides a full scope of system integration covering server, network and storage infrastructure. The system integration solutions consist of the following four steps—design, implementation, testing and system performance optimization. During the design phase, a customer requirement analysis, cost analysis, hardware/operating system design and installation design is undertaken. During the implementation phase, the Company’s engineers install operating systems, system-level application software and database system onto server hardware. During the testing phase, the Company’s technical team test effectiveness and performance of the server system infrastructure. During the system performance optimization phase, the Company will further optimize the system infrastructure’s performance according to testing result and real application environment.

As part of the implementation phase, Sihitech also provides hardware and banking peripherals primarily as part of the total solution packages to its customers. The products Sihitech typically distributes include hardware/software products from IBM, HP, EMC and Microsoft; as well as network products from Cisco and Huawei. The IBM hardware products we distribute include PSeries & RS/6000, IBM Storage Products and IBM ATM; while the IBM software products we distribute include AIM, DM and Tivoli.

The main categories of banking systems that Sihitech have built for its banking clients includes the following:

•
Credit Management System. Credit management is an important aspect of financial operations. A successful credit management system allows banks to expand high value low-risks customers and reduce its credit default risks. Sihitech has implemented a credit management system that enables the bank to investigate and evaluate the credit risk profile of a customer, as well as examine, approve, grant, check and seek repayment of the credit granted to each customer.

•
Risks Monitoring System. This is a system to help banks supervise and estimate their risks in every operational area and in the branch offices by providing an analysis of various risk factors and provide advance risk warning to banks. The risks monitoring system is currently used in the State Development Bank of China and the Agricultural Bank of China.

•
Call Center System. Sihitech has built call centre systems primarily for retail customer services such as credit cards and deposits. It often includes an interactive voice response system which enables responses to be generated and given for frequently asked questions through computers without the need for human operators. In addition, though automation, the call center system is operational 24 hours a day and can achieve a more friendly service interface than through the use of human operators. The call center system results from the use of two types of communications technology—the PSTN Exchange and the IP telephony technologies. The Call Center System is currently being used by several branches of the China Construction Bank including Shandong, Hunan, Liaoning, Shanghai and Beijing.

•
Consumer Credit Management System. With rising consumer affluence, PRC banks have in recent years launched various consumer credit products. Demand for such products is currently strong and is expected to grow even further. The Sihitech consumer credit management system is an integrated system which includes account management, consumer credit risk control, consumer credit bookkeeping and operations management capabilities. Users of the Consumer Credit Management System include the Shaanxi branch of the China Construction Bank.

•
Data Consolidation System. Faced with an increasing demand from its bank clients for IT systems with the capabilities to centralize the handling of account data, Sihitech has deployed Data Consolidation System which transfers all operations data from each bank branches to regional centers and hence streamlines the management and maintenance of information and substantially increases data security and integrity. Users of the Data Consolidation System include the Beijing and Liaoning Branch offices of China Construction Bank.

As part of this division, Sihitech also provides maintenance and enhancement services for the banking systems built by the System Integration division. The maintenance services are undertaken to ensure that the systems are in workable conditions, constantly fine-tuned and optimized to operate at an expected efficiency level as the number of end-users of the applications software within the banks’ network increases. The enhancement services are undertaken to generate new functionalities in the applications software to meet our customer’s changing business requirements. Historically, banks in China have traditionally dedicated significant financial resources to the management of IT systems. Increasingly, the outsourcing of IT system management has become an option for banks and financial institutions to improve customer satisfaction and reduce operating costs.

IT Consulting and Support Services

The IT consulting services division provides consulting services for banks and financial institutions in the PRC which are currently developing their IT capabilities in order to meet the challenges of their future business requirements. The IT consulting consists of teams of IT professionals with experience in IT applications in the PRC banking industry..

The division works closely with banks and financial institutions or in partnership to provide customized solutions that meet the customers’ unique requirements. The strategy is to establish a leadership position for consulting services in selected focus areas, which include:

•
IT strategy review.  The review of clients’ IT strategies entails understanding the clients’ operating IT environment and the assessment of its suitability in providing the client with the level of IT support necessary for achieving their business objectives. The performance of an IT strategy review often requires an in-depth knowledge of IT architectures and understanding of the clients’ business operations.

•
IT strategy formulation.  Following the review of the clients’ IT strategies, the team will identify areas where the existing strategies need to be improved and assist clients in formulating their future IT strategies. This requires an in-depth understanding of their business priorities and a thorough appreciation of a wide range of available IT capabilities and solutions. The team generally makes recommendations to clients on their future system requirements and the various types of hardware required for the construction of their IT infrastructures and how IT should be operated and managed within an enterprise.

•
IT infrastructure architecture.  After formulating an IT strategy, the team will assist the clients in designing their IT infrastructures which comprise various architectural components. This includes hardware, system software, application software and the selection of the appropriate solutions. It is important to ensure that the components, which are usually supplied by different vendors, are compatible and can be integrated to perform the desired functions.

Business Operation Agreements

The majority of the services of Yucheng are provided under written agreements. Because of the number of transactions, there is no single agreement that accounts for a significant transaction. Currently the companies seek to use its form agreement and the majority are this form or substantially similar. Such agreements include technology service agreements, service agreements, software sales agreements, software license agreements and software development agreements. The Company's operating companies attempt to conform their services to these agreements to assure uniformity in their ability to maintain standards and provide adequate protection for their intellectual property rights. Financial terms are negotiated for each transaction and largely depend on the scope of the project. A typical software development agreement requires payment in three installments with the first payment at the time of contract being equal to 30% of the fee, then a payment of about 65% at the time of delivery and the final 5% due within a short period after the contract completion. A system integration contract generally requires three installments of 30% each, payable at the signing, at time of delivery and then three months after delivery and the final 10% payable six months after delivery. Contracts are for durations of a few months to three years, depending on the project size and complexity of the undertaking. Typical software agreements require payment of 90% of the contract price after customers receive the product and opportunity to first assess the product delivered, with the balance due at the time of final assessment of the product, both subject to invoicing by the Company. The timing of projects undertaken by the Company depends on the scope of the assignment and complexity of the tasks. Although the foregoing describes the general forms of agreements, during the course of contract fulfillment the Company's operating companies may negotiate or accept changes to certain terms, including the payment timing, to accommodate changes in the customers’ requirements and implementation of the contract.

Intellectual Property Rights

Yucheng relies on a combination of intellectual property registrations, copyright and trademarks laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The company also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, increasing name recognition in its specific markets and reliable product development and maintenance are essential in establishing and maintaining a technology leadership position. The company understands that intellectual property laws only offer limited protection in any jurisdiction, and particularly in the PRC, where the law is still developing and enforcement of rights at the judicial level is not yet certain. Therefore, the Company tends to rely on contractual provisions, secrecy and leadership position for the protection of its rights.

The following is a list of the principal software owned by Yucheng through its e-Channels subsidiary, that e-Channels developed and has registered with the National Copyright Administration of the PRC pursuant to the Regulations for the Protection of Computer Software ((2002). Each of the registrations has a registered life expiring on the 31st of the fiftieth year after first publication of the software registration.

•	e-Channels CTP V3.0 (Registration Number: 2002SR01908) (Expiration date: April 3, 2052)

e-Channels Financial Channel Core Transaction Platform: CTP

•	e-Channels eATM V3.0 (Registration Number: 2002SR1912) (Expiration date: September 17, 2051)

e-Channels Financial Channel ATM System: eATM

•	e-Channels Sisal V3.0 (Registration Number: 2002SR2383) (Expiration date: September 18, 2051)

e-Channels Financial Channel Teller System: Sisal

•	e-Channels Liana V3.0 (Registration Number: 2002SR2384) (Expiration date: September 17, 2051

e-Channels Web Banking Transaction Platform: Liana

•	e-Channels IDE V3.0 (Registration Number: 2002SR2385) (Expiration date: September 17, 2051)

e-Channels Financial Channel Software Development Environment: IDE

•	e-Channels CTP V4.0 (Registration Number: 2004SR05572) (Expiration date: April 30, 2054)

e-Channels Financial Channel Core Transaction Platform: CTP

•	e-Channels CMS V1.0 (Registration Number: 2004SR09399) (Expiration date: June 1, 2054)

e-Channels Content Management System: CMS

•	e-Channels TestRecorder V3.0 (Registration Number: 2004SR09400) (Expiration date: April 20, 2054)

e-Channels Test Management System: TestRecorder

•	e-Channels imSafe V1.0 (Registration Number: 2004SR09401) (Expiration date: May 24, 2054)

e-Channels Electronic Input Coffer System: imSafe

•	e-Channels CTS V1.0 (Registration Number: 2005SR2144) (Expiration date: January 8, 2055)

e-Channels Card Transaction System: CTS

•	e-Channels DynamicCipher V1.0 (Registration Number: 2005SR2145) (Expiration date: December 7, 2054)

e-Channels Dynamic Password System: DynamicCipher

•	e-Channels MCI Saker V1.0 (Registration Number: 2005SR2149) (Expiration date: September 30, 2054)

e-Channels MCI Supervision Platform: Saker

•	e-Channels B/S WADP V1.0 (Registration Number: 2005SR2150) (Expiration date: September 10, 2054)

e-Channels B/S System Development Platform: WADP

•	e-Channels CTP V4.7 (Registration Number: 2005SR12183) (Expiration date: April 20, 2055)

e-Channels Financial Channel Core Transaction Platform: CTP

The e-Channels Financial Channel Core Transaction Platform is a multi-channel applications platform that provides support for development and an operational environment that suits most types of transaction systems. A transaction includes the whole interactive process between multi-channel terminals and systems.

The e-Channels Financial Channel ATM System is an application system for self-service equipment. It enables sharing of transaction types defined in a web banking system or teller system. Thus it facilitates expansion of the functions of an ATM network, like storing and drawing out cash and transferring payments and making payments.

The e-Channels Financial Channel Teller System, Sisal, is a network teller system. Sisal is a network teller system, installed with many self-contained service modules. It provides complete business customization modes through outside parameter configurations.

The e-Channels Web Banking Transaction Platform, Liana, is an application system based on the e-Channels core transaction platform, designed to facilitate internet access. Liana provides flexible personal web banking, enterprise web banking and an independent B2B/B2C online payment platform.

The e-Channels Financial Channel Software Development Environment, IDE, is an integrated development environment for channel integration application system. IDE facilitates the development of channel integration application systems by building up integration models and providing maintenance tools. IDE is based on ECLIPSE technology, and works in conjugation with Eclipse/WSAD, a J2EE application tool. IDE supports development of uniform channel transaction processes and special channel applications such as counter channel, HTML channel, etc.

The e-Channels Content Management System, CMS, provides an entire management system for content collection, compiling to publishing of website content and news. CMS can also help keep the order of data and provide functional model design.

The e-Channels Test Management System, TestRecorder, focuses on “finding a problem and resolving it’. TestRecorder is a testing process assistance tool which focuses on a problem, helps all relative members to work together on the problem, and then enables fast communication and data report analysis.

The e-Channels Electronic Input Coffer System, imSafe, is a tool used to protect sensitive transaction data. imSafe has following attributes:

1. Separate input data from displayed data and send input data into coffer for protection;

2. Prevent a hostile program from modifying input data or stealing sensitive information;

3. Prevent intention of copy- paste;

4. Friendly user interface; and

5. Specially designed submission interface, to avoid leak of sensitive information.

The e-Channels Card Transaction System, CTS, is a preposition system for a bank’s network to connect with settlement networks such as VisaNet, Mastercard and Chinese Union Pay. CTS can be used for card issuing and settlement purposes also.

The e-Channels Dynamic Password System, DynamicCipher, is a novel system of password verification. DynamicCipher is suitable for all B/S application systems that require password verification, and for industries that require high system security level such as banking and telecommunications.

The e-Channels MCI Supervision Platform, Saker, is a platform for the supervision of business systems. Saker provides supervision on system resources and running status, real-time allocation and maintenance of system resources and configuration.

WADP functions as a basic platform, and is suitable for developing and operating all types of transaction systems. WADP is equipped with a transaction framework suitable for all B/S systems, highly abstracted transaction models, developing standards and modes and highly efficient service modules.

e-Channels also has two patent applications filed with State Intellectual Property Office of the Peoples Republic of China. One is a kind of dynamic password method and system with encryption (Patent application number: 200510069255.4) and the second is a kind of dynamic password method and system based on mobile communication terminals (Patent application number: 200510073434.5).

The market for the Company’s products and services is characterized by rapid technological change and the need of PRC banks to upgrade their technology to come in line with international accords. Therefore the life cycles of the Company’s products are difficult to estimate.

Suppliers

Yucheng works with the leading global hardware vendors such as IBM, HP, Sun and Intel for servers; Cisco, Nortel and Huawei for network equipments and Oracle, Microsoft and BEA for software. Yucheng is not dependant on any single supplier and believes that there are numerous and adequate alternatives for the supplies that they acquired from the aforementioned sources for system integration projects. Additionally, particularly in the software areas, internal product development has reduced the need for using third parties’ products.

Competition

The IT solution market for China’s banking industry can be characterized by intense competition and rapid technological change. Yucheng faces direct competition from software solutions providers locally and internationally, whose products and services are specifically targeted at the banking and finance industry.

Yucheng faces two groups of competitors, one from global IT vendors, the other from local competitors. Global IT vendors include IBM Global Service, Accenture, Sungard, and Bearing Point. They are strong in high-level enterprise-wide IT strategy consulting. Compared with global IT vendors, Yucheng provides more comprehensive end-to-end localized solutions at a reasonable price. Moreover, Chinese local banks have vested interests in supporting local IT and outsourced providers. Local competitors include Digital China, Longtop, Client Server International Inc., Global Info Tech, Hi Sun Technology Holdings Ltd, and Vanda System & Communications Holdings Limited . Digital China is listed on the Hong Kong Stock Exchange and is the largest IT product distributor in China. It is also a significant IT service provider but the Company is not focused on the financial industry. Nevertheless, in the future, Digital China may become a more serious competitor since the Company has publicly announced a corporate goal to expand high-end IT consulting services to the financial institution segment. Client Server International Inc., a United States registered company, mainly operating in the PRC, is a competitor in the web banking segment. Its focus is on providing cheaper web banking solutions for smaller and middle tier banks so direct competition is limited unless Yucheng moves into the Tier III banks. In addition, management believes that another group of competitors is the banks’ internal IT departments which may be capable of creating in-house solutions. Longtop is an IT service and solution provider to Fortune 2000. It’s strong in providing ATM solution and services to the Chinese banking industry. Longtop is diversifying into off-shore outsourcing businesses. Global Info Tech, a company which focuses mainly on providing integrated IT services to state owned enterprises, foreign investment enterprises and companies in the financial, insurance, securities and telecommunications industries. Vanda System & Communications Holdings Limited is listed on the Hong Kong Stock Exchange and its operations are mainly in the Asian region. It provides IT services mainly to PRC banks in the mainframe area. Compared with the local competitors, as a pure play in the banking sector, Yucheng provides a more comprehensive end-to-end solutions at a premium price as its established leadership in some key segments, such as web-banking and call-center solution.

In addition to the competitors listed above, there are many smaller providers of IT services to Chinese banks. Most of these providers are small to middle sized companies, and most of them only focus on narrowly specified niche market of IT solutions that offer limited services and have limited capabilities. Management believes that many of these companies are not going to be successful in the long term as margins continue to be compressed and banks are moving toward consolidating their vendor relationships to fewer strategic ones. These smaller IT service providers will present many roll-up opportunities for Yucheng to further expand its product and service offerings and its customer base.

Regulatory Matters

The business of Yucheng is not regulated. The PRC has not published any laws and regulations governing the standards that have to be met to supply solutions or infrastructure to state-owned or other commercial banks. Over time, management expects that aspects of its business may become directly or indirectly affected by changes in PRC banking regulatory policies promulgated by the China Banking Regulatory Commission, laws and regulations, such as those affecting the extent to which it can engage in specific businesses, as well as changes in other governmental policies. Notwithstanding the foregoing, certain banks in China have promulgated internal regulations with respect to computer information security, and/or technology in general, but such information is not available in public domain. If and when the companies have contracts with these entities, they are made known to them and they comply with them in the provision of products and services. To date, the company has not encountered any problems in meeting these internal regulations required by is customers.

To some extent, the products and services of Yucheng will be affected by the Basel Capital Accords relating to international banking, and therefore internal banking practices of the PRC. The Basel Capital Accord, or Basel I, was introduced by the Basel Committee on Banking Supervision, or Basel Committee, in 1988. Since 1999, the Basel Committee has issued certain proposals for a New Capital Adequacy Framework, or Basel II, to replace Basel I. Basel II will be available for implementation in its entirety as of the end of 2007. Basel I was not adopted in the PRC and is not legally binding on PRC banks. Chinese government committed that all Chinese banks will be Basel Accord II compliance by 2012. The PRC, during the last five years, has developed a more comprehensive body of laws to protect intellectual property rights within the country. This, in part, has been prompted by China’s commitment for entry into the WTO. In July 2000 a comprehensive patent law was adopted. In October 2000 a comprehensive copyright law was adopted. In January 2002, there was adopted a law on the regulation of computer software protection. Also, in 2002, the Ministry of Information Industry developed an administration rule on Internet domain names. As these laws are developed and enforced, they will have impact on the property rights of Yucheng to add protection for those items registered and facilitate enforcement of rights.

Product Liability

e-Channels’ product lines are channel-oriented, and therefore do not deal with the back-end data of a customer. Sihitech also does not deal with customers’ back-end data. Consequently, the ultimate responsibility of data integrity and recovery issues lies with the customers. Therefore, there is little risk of liability arising from the integration of data and the manipulation thereof and overall data integrity. Yucheng also routinely enters into confidentiality agreements whereby they agree to respect the confidentiality of any customer data that should be revealed to them during the course of providing services.

There may be some potential liability to Sihitech arising from the provision of systems maintenance contracts from time to time. The liability would arise from unanticipated down-time of a system that is related to the work of Sihitech. Often these amount are quantified in the contract in the nature of liquidated damages. Sihitech has one contract that could result in such penalties being due at the rate of RMB280,000 per day, but Sihitech does not believe that the likelihood of system disruption is high. Yucheng could be liable for the failure to provide products and services that meet the requirements of its clients. In some areas of the products and services provided, the clients are relying on the expertise of Yucheng the failure of which could have consequential damages to the client. The Company's operating companies attempt to protect themselves through contractual limitations in the client engagements, and in the future will seek insurance for such events as such insurance becomes more readily available in the PRC market and the potential for claims increases in response to the growth of their businesses. Notwithstanding the contractual limitations, the Company's operating companies may face breach of contract and product liability claims.

Research and Development

The market for the Company’s products and services is characterized by rapid technological change and the need of PRC banks to upgrade their technology to come into line with international accords. Therefore, the life cycles of the Company's operating companies’ products are difficult to estimate. The future success of the Company will depend on its ability to enhance on a timely basis its current products, develop and introduce new products that keep pace with technological developments, client needs and emerging industry standards and address the increasingly complex and sophisticated environment in which the products have to work.

Yucheng engages in research and development work to develop new features and functionalities on the existing products and platform and bring the implemented solutions to modulized and robust product lines. Through research and development work, Yucheng plans to stay at the leading edge of IT solution providing to Chinese banking industry. According to US GAAP, research and development-related expenses can only be capitalized after the technological feasibility point is reached. So, the amounts shown on the R&D expense line of the audited income statement indicates only those R&D expenditures non-qualified for capitalization. In addition with capitalized R&D expenditures, Yucheng incurs substantial R&D-related costs. The following table sets out the R&D expense amount shown on the income statement:

Expenditure on R&D for the last three years is the following:

R&D Expenditure	2006	2006	2005	2004
	(USD)	(RMB)	(RMB)	(RMB)
	482,146	3,764,931	2,349,536	1,416,277

Employees

As of December 31, 2006, Yucheng had approximately 612 full-time employees. None of the employees is known by the Company's operating companies to be represented by a collective bargaining agreement and Yucheng has never experienced a strike or similar work stoppage. Yucheng considers its relations with its employees to be good.

Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with “Income Tax of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the Income Tax Law, and the related implementing rules, foreign invested enterprises incorporated in the PRC are generally subject to an enterprise income tax rate of 33.0% (30.0% of state income tax plus 3.0% local income tax). PRC domestic companies are governed by the Enterprise Income Tax Laws of the PRC and are generally subject to an enterprise income tax rate of 33.0%.

Yucheng is a tax-exempted company incorporated in the British Virgin Islands. Our PRC operating companies are incorporated in the PRC and governed by the PRC laws.

Pursuant to the Provisional Regulation of China on Value Added Tax (“VAT”) and their implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay VAT at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer.

Dividend Distribution

Under PRC law, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting principles. In addition, a foreign-invested enterprise in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, and expansion (development) fund which may not be distributed to equity owners except in the event of liquidation.

We believe that we are currently in compliance with all applicable PRC laws and regulations relating to our business.

C. Organizational structure.

Yucheng is a holding company with no operations of its own. It conducts its operations in China primarily through its several PRC operating companies. The following diagram illustrates our organizational structure as of December 31, 2006

(1) Yucheng Group: refers to Yucheng Technologies Limited and its controlled subsidiaries;

(2) Sihitech BVI: refers to Ahead Billion Venture Ltd.;

(3) e-Channels BVI: refers to Port Wing Development Co., Ltd.

(4) “Beijing Sihitech”, “Sihitech” and “Sihitech Group”: refer to Beijing Sihitech Technology Co., Ltd. and its controlled subsidiaries;

(5) “Beijing e-Channels” and “e-Channels”: refer to Beijing e-Channels Century Technology Co., Ltd.

D. Property, plant and equipment.

Our principal executive offices are located in the ChaoYang District in Beijing where we lease approximately 1,710 square meters of office. The Company has 5 other office locations in the PRC, in Shanghai, Guangzhou, Xian, Xiamen and Chengdu, representing an aggregate of 1,202 square meters of rented space. The aggregate rent for all the offices is $339,574. The leased facilities are rented at regular commercial rates, and management believes other facilities are available at competitive rates should it be required to change locations or add facilities.

We believe that our existing facilities are adequate to conduct our current and foreseeable future business operations.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Yucheng was formed on November 24, 2006 upon consummation of a three-party merger of China Unistone, Beijing Sihitech Technology Co., Ltd., and Beijing e-Channels Century Technology Co., Ltd. Due to the purchase method of accounting used in consolidating e-Channels and China Unistone into Sihitech, there is only one month’s operating data of e-Channels included in the consolidated income statements for the year ended December 31, 2006 for the Yucheng Group. Therefore the following discussion of our financial condition as of December 31, 2006 and our results of operations for the year then ended is based upon and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 and the unaudited pro forma result in Note 20 “Acquisition of a subsidiary” and their related notes, to provide readers with a more complete view of the financial condition and operating results for the Yucheng Group for the year of 2006. In order to provide a meaningful comparison between 2006, 2005, 2004 and 2003, the following discussion of our financial condition and results of operations for the years ended December 31, 2003, 2004, and 2005 is based on the Yucheng Group’s unaudited pro forma results derived from audited financial statements of Sihitech and e-Channels previously filed with SEC for the years ended December 31, 2003, 2004, and 2005 as if Sihitech and e-Channels (Chinese operating companies) were combined as of January 1, 2003. The pro forma statements/results based on which the discussion in this section is conducted hereafter are unaudited pro forma financial information and not intended to represent or be indicative of the Yucheng Group's consolidated results of operations or financial condition that would have been reported had the acquisition been completed as of the beginning of the periods presented and should not be taken as indicative of the Yucheng Group's future consolidated results of operations or financial condition. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect”, “anticipate”, “intend”, “believe”, or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward — looking statements. Actual results could differ materially from those projected in the forward — looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF YUCHENG

Overview

Business

Yucheng and its subsidiaries (the ‘‘Yucheng Group’’) currently provide a comprehensive suite of IT solutions and services to the banking industry in China. As Chinese banks are getting more sophisticated in terms of information technology adoption and utilization, Yucheng continues to migrate its business focus from traditional system integration services to high-growth IT consulting and maintenance services.

Yucheng was formed as a combined entity on November 24, 2006 upon consummation of a three-party merger among Sihitech, e-Channels, and China Unistone, an OTCBB listed shell company (CUAQ.OB). Both Sihitech and e-Channels are Chinese operating companies in the field of IT solution and services provision to Chinese banking industry.

Business Trends Potentially Affecting the Yucheng Group

The Chinese banking industry is undergoing substantive expansion and change as a result of the rapid growth in the Chinese economy. Therefore, the domestic banks are experiencing a need for IT services and solutions which are viewed as increasingly critical to meet their growth and business objectives.

The PRC’s accession as a member of the WTO in December 2001 was a catalyst for the opening up of the domestic banking and financial services industry to foreign participation and exposure to substantive competition. This is a gradual process that will include, amongst other things, permitting foreign financial institutions to eventually provide a full range of financial services in both foreign currency as well as RMB in China to both individuals and corporate entities. Management believes that the liberalization of the banking and financial services industry in the PRC will enable foreign banks to compete on the same level as domestic banks and financial institutions in the future and that protectionist measures previously afforded to domestic banks and financial institutions will gradually be removed.

Under this change to the Chinese banking industry, management expects domestic banks and financial institutions to take the necessary steps to position themselves to compete with a larger pool of financial institutions. In order to meet the anticipated challenges presented by foreign banks and financial institutions, management believes that the domestic banks must be able to offer their customers a greater range of financial products and services that is in line with international standards and which are comparable to those offered by the foreign financial institutions in terms of the breadth of services and the level of service quality. Management believes that the PRC banks will need to undertake significant IT infrastructure revisions and enhancements to ensure that they are able to compete in the new competitive environment. There is an increased need by PRC banks and financial institutions to re-engineer their IT infrastructures and channel applications from web-banking to call centers to improve their customer service quality and to have ready access to data on their customers in an efficient manner.

Chinese tier I banks are also going through an internal reformation to prepare for raising additional investor capital in both the domestic and overseas capital markets. Coupled with compliance requirements under the Basel Accord II agreed to by the Chinese government, management believes that information technology will be heavily relied on to improve bank operating efficiency, risk management and internal controls.

Another trend is that the financial service industry is gradually being deregulated by the government. As a result, Chinese banks are being allowed to provide additional services to customers, including for example, insurance and brokerage services. This trend to mixed operations for PRC banks will require the brand new IT infrastructure and applications be set up to support the new businesses conducted by the banks.

Overview of Revenues

From theYucheng Group’s business perspective, management regards the aggregate of system integration, agency fees, and license fees shown on the audited financial statements and unaudited pro forma financials as system integration business, and the aggregate of e-Channels solutions, IT consulting, software development, and maintenance and support shown on the audited financial statements and unaudited pro forma financials as non-system integration.

For the year ended December 31, 2006 and 2005, the Yucheng Group achieved unaudited pro forma consolidated net income of RMB47,712,008 (US $6,110,108) and RMB25,339,522, respectively. The Yucheng Group generated RMB312,190,647 (US $39,979, 849) in total unaudited pro forma consolidated revenues for the year ended December 31, 2006, compared to RMB201,381,727 for the year ended December 31, 2005. System integration services represented 62.3% of total unaudited pro forma consolidated revenues, with non-system integration contributing 37.7% of the unaudited pro forma consolidated revenues for the year ended December 31, 2006. System integration services contributed 25.5% of the unaudited pro forma consolidated gross profit for the year ended December 31, 2006, while non-system integration contributed the remaining 74.5%.

For the years ended December 31, 2005, 2004 and 2003, the Yucheng Group achieved unaudited pro forma consolidated net income of RMB25,339,522 (US $3,139,888), RMB25,743,166 and RMB9,112,969, respectively. The Yucheng Group generated RMB201,381,727 (US $24,953,747) in total consolidated revenues in 2005, compared to RMB260,091,930 in 2004 and RMB198,477,863 in 2003. System integration services represented 58.9% of total unaudited pro forma consolidated revenue, with non-system integration contributing 41.1% of the consolidated revenues in 2005. System integration services contributed 18.9% of the unaudited pro forma consolidated gross profit in 2005, while non-system integration contributed the remaining 81.1%. This reflects both the result of management focus to grow high-growth and high-margin non-SI business over the years and flat sales in system integration for the years.

Critical Accounting Policies

The discussion and analysis of the Yucheng Group’s financial condition and results of operations is based upon its unaudited pro forma consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the U.S. (‘‘US GAAP’’). The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions.

Management has described below what it believes are the Yucheng Group’s most critical accounting policies that involve a high degree of judgment and the methods of their application.

Revenue recognition

As more fully described in Note 2(l) to the consolidated financial statements, the Yucheng Group generates revenues primarily from system integration, software development, IT consulting, maintenance and support, and agency services. Generally speaking, the Yucheng Group recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered or products have been delivered, the price is fixed and determinable, and collectibility is reasonably assured. Due to our business characteristic of having substantial repeat business from a particular customer or branch, it is quite common that the Yucheng Group has already started the project without the contract signed. Accordingly, the Yucheng Group defers revenue until persuasive evidence of an arrangement exists. Management has a stringent internal approval process in place to mitigate the risks of not being able to receive compensation for the work done without contracts. Due to the high quality of our customers and the customer satisfaction of our service level, the Yucheng Group has not encountered any losses from this kind of arrangements. For software development and IT consulting contracts requiring significant production, modification, or customization, the Yucheng Group uses the percentage of completion method to recognize revenues. In the case of multiple element arrangements contained in a sales contract, revenue is allocated to the various elements based on vendor-specific objective evidence of fair value, regardless of any separate prices stated within the contract for each element. If sufficient vendor-specific objective evidence does not exist for the allocation of revenue to the various elements of the arrangement, all earnings from the arrangement is deferred until the earlier of the point at which such sufficient vendor-specific objective evidence does exist or all elements of the arrangement have been delivered. If the only undelivered element is post-contract customer support (‘‘PCS’’), revenue and costs are recognized on a zero margin basis and all earnings are recognized ratably over the PCS period.

Trade accounts receivable and its collectibility

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Yucheng Group’s unaudited pro forma accounts receivable were RMB116,606,333 (US $14,932,874) as at December 31, 2006 compared to RMB69,733,102 as at December 31, 2005. The Yucheng Group’s days sales outstanding (“DSO”) decreased from 113 days for 2005 to 110 days for 2006.

The marginal improvement of DSO from 2005 to 2006 is a reflection of concerted efforts of cash collection throughout the organization of the Yucheng Group. Management will continue to work on cash collection to reduce DSO to a reasonable level. As the majority of our customers are Tier I banks in China, management does not believe there were any collectibility issues on accounts receivable as of December 31, 2006 or 2005. Accordingly, no provision for bad debt expense was recognized for the years ended December 31, 2006 and 2005.

The customary terms of system integration contracts is normally structured in a way that 30% of the payment is made on signing, 30% of the payment is made on testing and acceptance, 30% of the payment is made three months after delivery and 10% of the payment is made 180 days after the end of the contract. Software development contracts are generally structured in such a way that 30% is paid on signing, 65% is paid on implementation and 5% is paid in 6 months after the end of the contract.

Impairment of long-lived assets

The Yucheng Group evaluates impairment for its long-lived assets to be held and used, including office equipment and motor vehicles, intangible assets and other non-current assets, when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimate undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value.

Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of carrying amount or estimated fair value less the cost to sell, and are no longer depreciated.

Judgments and assumptions are inherent in management’s estimate of undiscounted future cash flows used to determine recoverability of an asset and the estimate of an asset’s fair value used to calculate the amount of impairment to recognize. The use of alternate judgments and/or assumptions could result in the recognition of different levels of impairment charges in the consolidated financial statements.

Research and development costs

Research and development costs include payroll, employee benefits, and other headcount-related costs associated with product development. The Yucheng Group records expenditure incurred before technological feasibility is established into research and development cost and capitalizes expenditures incurred after that point into the cost of intangible assets. Unaudited pro forma research and development costs were RMB6,482,426(US $830,154), RMB5,397,349 and RMB3,899,779 in 2006, 2005 and 2004, respectively, among which RMB2,717,496(US $348,009), RMB3,047,812 and RMB2,483,502 were capitalized in 2006, 2005 and 2004.

Precontract costs

Due to the business environment in which the Yucheng Group operates, it is common practice that the Yucheng Group commences the software development or IT consulting project for its banking clients without commercial contracts being signed. If the contracts are not obtained during the reporting period where implementation costs have been incurred, the Yucheng Group defers revenue recognition for the related contracts until contracts are obtained. In accordance with SOP 81-1, as modified by SOP 98-5, costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained, including cost of equipment, direct labour costs, and other ancillary costs, are deferred until receipt of the signed contract, and are then included in contract costs or inventory. Such deferred costs, subject to their not being related to costs of start-up activities, are evaluated periodically for probability of recoverability. If deemed unrecoverable, deferred costs are expensed to operating expenses.

Goodwill

Goodwill represents the excess of the purchase price and related costs over the valued assigned to net tangible and identifiable intangible assets of business acquired and accounted for under the purchase method.

The Yucheng Group accounted for the acquisition of e-Channels BVI in accordance with SFAS No. 141 Business Combinations, which resulted in the recognition of goodwill. Goodwill represents the excess of acquisition cost over the estimated fair value of the net assets acquired as of November 24, 2006. The portion of the purchase price allocated to goodwill was RMB37,273,607.

In accordance with SFAS No. 142 Goodwill and Other Tangible Assets, the impairment evaluation of goodwill is conducted annually, or more frequently, if events or changes in circumstances indicate that an asset might be impaired. The evaluation is performed by using a two-step process. In the first step, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is generally determined on the basis of discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of the second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and are consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions.

Results of Operations

The year ended December 31, 2006 as compared to the year ended December 31, 2005

From theYucheng Group’s business perspective, management regards the aggregate of system integration, agency fees, and license fees shown on the audited financial statements and unaudited pro forma financials as system integration business, and the aggregate of e-Channels solutions, IT consulting, software development, and maintenance and support shown on the audited financial statements and unaudited pro forma financials as non-system integration.

Total unaudited pro forma revenue increased by 55% from RMB201,381,727 for the year ended December 31, 2005 to RMB312,190,647(US $39,979,849) for the year ended December 31, 2006.The mix of total revenue for 2006 is RMB194,559,916 (US $24,915,788) for system integration and RMB117,630,731 (US $15,064,061) for non-system integration businesses.

The total unaudited pro forma system integration revenue increased by 63.9% from RMB118,706,464 in 2005 to RMB194,559,916 (US $24,915,788) in 2006. The unaudited pro forma non-system integration revenue continued to grow at 42.3% from RMB82,675,263 in 2005 to RMB117,630,731 (US $15,064,061) in 2006 maintaining the growth momentum seen in the previous years, mainly due to the increase of IT consulting and e-Channels solutions. This reflects the results of management’s efforts to migrate from low-margin system integration business to higher-margin IT consulting, e-Channels solutions and maintenance and support service businesses since 2004. System integration will remain an important component of the company’s business mix in the foreseeable future because system integration plays an important role in securing and solidifying customer relationships and building awareness of the company’s brand and other product and service offerings.

Total cost of the revenue on an unaudited pro forma basis increased by 58.3% or RMB82,284,342 (US $10,537,521) from RMB141,039,821 in 2005 to RMB223,324,163 (US $28,599,404) in 2006. Cost of revenue for system integration on an unaudited pro forma basis increased by 60.2% or RMB64,598,635 (US $8,272,649) from RMB107,327,345 in 2005 to RMB171,925,980 (US $22,017,235) in 2006. The lower growth rate of cost of revenue for system integration was mainly due to the better management of sales and bidding process resulting in higher gross margin on annual blended basis. Cost of revenue for non-system integration on an unaudited pro forma basis increased by 52.5% or RMB17,685,707(US $2,264,872) from RMB 33,712,476 in 2005 to RMB51,398,183(US $6,582,169) in 2006. The increase was mainly attributable to the increase of the salaries and benefits.

The overall gross margin on an unaudited pro forma basis was 28.5% for the year ended December 31, 2006, as compared to 30% for the year ended December 31, 2005. The gross margin decrease was mainly due to the significant increase of system integration revenue and its percentage of the overall revenue, which made system integration’s contribution to the company’s overall gross margin increased from 18.9% in 2005 to 25.5% in 2006.

Selling and marketing expenses on an unaudited pro forma basis increased by 17.8% from RMB13,363,294 in 2005 to RMB15,737,643 (US $2,015,399) in 2006. In 2006, approximately RMB7.46million (US $0.96 million) was spent on salaries and benefits, RMB2.78million (US $0.36 million) was spent on entertainment and RMB2.92 million (US $0.37 million) was for traveling and transportation. This increase is in line with the expansion of the business scope.

General and administrative expenses on an unaudited pro forma basis increased by 20.6% to RMB20,302,592(US $2,599,996) in 2006 from RMB16,838,352 in 2005. Of the RMB20.3 million (US $2.6 million) in 2006, approximately RMB8.60 million (US $1.10million) was for salaries and benefits, RMB2.65 million (US $0.34million) was for rent, RMB1.89 million (US $0.24 million) related to depreciation and amortization, RMB1.57million (US $0.20million) was for audit fees and RMB0.46million (US $0.06 million) was for entertainment. The increase is in line with the expansion of the business scope.

Research and development (“R&D”) expense on an unaudited pro forma basis increased by 60.2% to RMB3,764,931 (US $482,146) in 2006 from RMB2,349,536 in 2005. The increase is mainly due to increased R&D activities and amortization of capitalized R&D expenditures in the previous years. The R&D expense amount do not reflect the total picture of the Yucheng Group’s research and development activities, as R&D expense is only the portion expensed for costs incurred prior to establishing technological feasibility for the development of marketable computer software according to US GAAP. A significant portion of the related R&D expenditure was capitalized as intangible assets and is being amortized into net earnings on straight line basis over a 3 years period. The total research and development expenditure on a pro forma basis was RMB6,482,426 (US $830,154) in 2006 as compared to RMB5,397,349 in 2005.

Subsidies and tax refunds on an unaudited pro forma basis were RMB3,658,256 (US $468,485) in 2006 compared to RMB2,627,557 in 2005, mainly due to the increase of technology subsidy received from RMB652,000 in 2005 to RMB1,451,200 (US $185,844) in 2006.

Interest income on an unaudited pro forma basis decreased to RMB133,618 (US $17,111) in 2006 from RMB164,063 in 2005. The decrease of interest income is primarily due to the decrease in the average cash balances deposited in the bank.

Interest expense on an unaudited pro forma basis increased to RMB1,277,861 (US $163,646) in 2006 from RMB630,520 in 2005. This was mainly due to the increase of working capital loans from the bank outstanding during the period.

Income tax expense on an unaudited pro forma basis decreased to RMB3,767,659 (US $482,495) in 2006 from RMB4,326,053 in 2005. The Yucheng Group’s effective income tax rate was 7.3% in 2006 compared with 14.6% in 2005, mainly because Shanghai Sihitech Software Co, Ltd. tax holiday was approved in 2006 and the Yucheng Group’s effective tax planning of utilizing newly obtained tax holiday of Shanghai Software Co., Ltd.’s and income tax credit from increased research and development activities.

Net income on an unaudited pro forma basis increased by 88.3% to RMB47,712,008 (US $6,110,108) in 2006 as compared to RMB25,339,522 in 2005, for the reasons described above.

Year Ended December 31, 2005 as compared to year Ended December 31, 2004

Total unaudited pro forma revenue decreased by 22.6% from RMB260,091,930 for the year ended December 31, 2004 to RMB201,381,727 (US $24,953,747) for the year ended December 31, 2005. The mix of total revenue for 2005 is RMB118,706,464 (US $14,709,235) for system integration and RMB82,675,263(US $10,244,512) for non-system integration businesses. The overall decrease was due to the combining effect of decrease of the system integration revenue and increase of non-system integration revenue. The year of 2005 was a transitional year for the Yucheng Group where the Company was accelerating the migration from low-margin system integration business to higher-margin non-system integration business.

The total unaudited pro forma system integration revenue decreased by 42.4% from RMB206,156,475 in 2004 to RMB118,706,464 (US $14,709,235) in 2005. Total unaudited pro forma non-system integration revenue increased by 53.3% from RMB53,935,455 in 2004 to RMB82,675,263(US $10,244,512) in 2005, mainly due to the increase of maintenance and support services , IT consulting and e-Channels solutions. The increase in unaudited pro forma maintenance and support services revenue was mainly due to the Yucheng Group’s business strategy of developing this high-margin and high-growth business line and the fact that there is an increasing need for IT hardware maintenance services from our banking clients as original manufacture warranty expires. The increase in unaudited pro forma e-Channels solutions and IT consulting revenue was mainly due to Chinese banks heavy investments to improve their channel services through building more call centers and upgrading web-banking application and platforms.

Total cost of the revenue on an unaudited pro forma basis decreased by 28.9% or RMB57,434,395 (US $7,116,849) from RMB198,474,216 in 2004 to RMB141,039,821 (US $17,476,620) in 2005. Cost of revenue for system integration on an unaudited pro forma basis decreased by 39.3% or RMB69,490,118 (US $8,610,706) from RMB176,817,463 in 2004 to RMB107,327,345 (US $13,299,217) in 2005. The decrease was roughly in line with the revenue decrease of system integration. Cost of revenue for non-system integration on an unaudited pro forma basis increased by 55.7% from RMB21,656,753 in 2004 to RMB33,712,476 (US $4,177,403) in 2005. The higher growth rate of cost of revenue for non-system integration was mainly from the increase in IT consulting segment due to the Yucheng Group’s undertaking some projects with lower gross margin during the year to secure subsequent follow-on projects with higher margin in the future.

The overall gross margin on an unaudited pro forma basis was 30% for the year ended December 31, 2005, as compared to 23.7% for the year ended December 31, 2004. The gross margin increase was mainly due to greater gross margin contribution by higher margin non-system integration businesses. Non-system integration businesses’ contribution to overall gross margin increased from 52.4% in 2004 to 81.1% in 2005, and system integration’s contribution to overall gross margin decreased from 47.6% in 2004 to 18.9% in 2005.

Selling and marketing expenses on an unaudited pro forma basis decreased by 20% from RMB16,694,697 in 2004 to RMB13,363,294 (US $1,655,881) in 2005. In 2005, approximately RMB9.14 million (US $1.13million) was spent on salaries and benefits, RMB2.33 million (US $0.29 million) was for traveling and transportation and RMB0.38 million (US $0.05 million) was spent on telecommunications. In 2004, approximately RMB9.48 million was spent on salaries and benefits, RMB3.41 million for traveling and transportation and RMB0.34 million was for telecommunications. The decrease is primarily due to the efficient cost control in 2005.

General and administrative expenses on an unaudited pro forma basis increased by 4.1% to RMB16,838,352 (US $2,086,485) in 2005 from RMB16,173,768 in 2004. Of the RMB16.84 million (US $2.09 million) in 2005, approximately RMB8.7 million (US $1.08 million) was for salaries and benefits, RMB2.73 million (US $0.34 million) was for rent, RMB1.56 million (US $0.19 million) related to depreciation and amortization and RMB0.5 million (US $0.06 million) was for transportation. The increase is in line with the expansion of the business scope.

Research and development expenses on an unaudited pro forma basis increased by 65.9% to RMB2,349,536 (US $291,137) in 2005 from RMB1,416,277 in 2004. These amounts do not reflect the total picture of the Yucheng Group’s research and development activities, as R&D expense is only the portion expensed for costs incurred prior to establishing technological feasibility for the development of marketable computer software and computer software for internal use according to US GAAP. The majority of the related R&D expenditure was capitalized as intangible assets and is being amortized into net earnings. The total research and development expenditure on an unaudited pro forma basis was RMB5,397,349 (US $668,800) in 2005 as compared to RMB3,899,779 in 2004. As the business focus is constantly moving from the traditional system integration to software development, the Yucheng Group expects to devote more resources to research and development; thus, management expects the trend in increasing R&D expenditures to continue year over year.

Subsidies and tax refunds on an unaudited  pro forma basis were RMB2,627,557 (US $325,588) in 2005 compared to RMB1,229,499 in 2004. This increase is mainly due to the increase of V.A.T(Value-added Tax) refund for software products sold.

Interest income on an unaudited pro forma basis decreased to RMB164,063 (US $20,329) in 2005 from RMB168,383 in 2004. The decrease of interest income is primarily due to the decrease in the average cash balances deposited in the bank.

Interest expense on an unaudited pro forma basis increased to RMB630,520 (US $78,129) in 2005 from RMB224,483 in 2004. This was mainly due to additional working capital loans from the bank outstanding during the period.

Equity in loss of affiliates, net on an unaudited pro forma basis was RMB758,609 (US $94,001) in 2005 compared to RMB444,898 in 2004.

The minority shareholders of Shanghai Sihitech Technology Co., Ltd. and Guangzhou Sihitech Technology Co., Ltd. transferred their ownership to Mr. Weidong Hong in exchange for a portion of his ownership interest in the Beijing Sihitech Technology Co., Ltd. Mr. Weidong Hong agreed to waive his rights to his respective share of any dividends or equity in any subsequent income or losses and any gains or losses upon liquidation of the net assets of these subsidiaries. Minority interests on an unaudited pro forma basis was nil in 2005 compared with RMB260,550 in 2004.

Income tax expense on an unaudited pro forma basis increased to RMB4,326,053 (US $536,053) in 2005 from RMB2,165,796 in 2004. Our effective income tax rate was 14.6% in 2005 and 7.8% in 2004. The main reason for the increase in the effective tax rate is the combined factors of expiry of tax holidays of Beijing Sihitech Software Co., Ltd. resulting in an increase tax rate at 7.5% in 2005 from zero tax rate in 2004 , newly incorporated Shanghai Sihitech Software Co., Ltd. tax holiday not being approved yet in 2005 resulting in a 7.5% tax rate for the year, and decreased non-taxable income which increased e-Channels’ tax expenses.

Unaudited pro forma net income decreased by 1.6% to RMB25,339,522 (US $3,139,888) in 2005 as compared to RMB25,743,166 in 2004, for reasons described above.

Year Ended December 31, 2004 Compared To Year Ended December 31, 2003

Total unaudited pro forma consolidated revenues increased by 31% from RMB198,477,863 in 2003 to RMB260,091,930 in 2004. The mix of total revenues for 2004 is RMB206,156,475 for system integration and RMB53,935,455 for non-system integration businesses. Approximately 63% of the revenue increase was generated from system integration business. The remaining revenue increase was generated by non-system integration business.

The total unaudited pro forma system integration revenue increased by 23.1% from RMB167,459,338 in 2003 to RMB206,156,475 in 2004. Unaudited pro forma non-system integration revenue increased by 73.9% or RMB22,916,930 from RMB31,018,525 in 2003 to RMB53,935,455 in 2004. The majority of the revenue increase came from IT consulting and e-Channels solutions. As Chinese banks are investing more and more on channels application, such as web-banking and call centers, e-Channels is benefiting the most in the current Chinese banking business and IT spending needs in channels application due to its robust and scalable web-banking platform and application.

Total cost of the revenue on an unaudited pro forma basis increased by 24.5% or RMB39,027,124 from RMB159,447,092 in 2003 to RMB198,474,216 in 2004. Cost of revenue for system integration on an unaudited pro forma basis increased by 24% or RMB34,195,220 from RMB142,622,243 in 2003 to RMB176,817,463 in 2004, accounting for approximately 88% of the total cost of revenue increase. The increase was roughly in line with the revenue increase of system integration, but reflected a slight decrease in gross margin in this segment. Cost of revenue for non-system integration on an unaudited pro forma basis increased by 28.7% or RMB4,831,904 from RMB16,824,849 in 2003 to RMB21,656,753 in 2004. The lower growth rate of cost of revenue for non-system integration was mainly from the increase in channels application due to the Yucheng Group’s undertaking some projects with higher gross margin.

The overall gross margin on an unaudited pro forma basis was 23.7% in the year ended December 31, 2004, as compared with 19.7% in the year ended December 31, 2003. The gross margin increase was mainly due to the increase in higher margin non-system integration business revenue. Non-system integration businesses’ contribution to overall gross margin increased from 36.4% in 2003 to 52.4% in 2004, and system integration’s contribution to overall gross margin decreased from 63.6% in 2003 to 47.6% in 2004.

Selling and marketing expenses on an unaudited pro forma basis increased by 21.6% or (RMB2.97 million) from RMB13,725,030 in 2003 to RMB16,694,697 in 2004. Of the RMB16.69 million in 2004, approximately RMB9.48 million was for salaries and benefits, RMB3.41million was for traveling and transportation, and RMB2.85 million was for marketing. RMB0.34 million was for telecommunications. The total increase in selling and marketing expenses was primarily due to an increase in salaries and benefits of RMB1.85 million, an increase in traveling and transportation of RMB0.56 million, and an increase in telecommunications of RMB0.06 million. All of this can be attributed to the increase in the scale of our operation.

General and administrative expenses on an unaudited pro forma basis increased by 21.6% to RMB16,173,768 in 2004 from RMB13,300,981 in 2003. The total increase of RMB2.87 million was primarily due to increases of salaries and benefits by RMB2.08 million and an increase of traveling expenses by 0.50 million. All of this can also be attributed to the increase in the scale of the Yucheng Group’s operations.

Research and development expense on an unaudited pro forma basis increased by 74.6% to RMB1,416,277 in 2004 from RMB811,103 in 2003. These amounts do not reflect the total picture of the Yucheng Group’s research and development activities, as R&D expense is only the portion expensed for costs incurred prior to establishing technological feasibility for the development marketable computer software and computer software for internal use according to US GAAP. The majority of the related R&D expenditure was capitalized as intangible assets and is being amortized into net earnings. As the business focus is constantly moving from the traditional system integration to software development, the Yucheng Group expects to devote more resources to research and development; thus, management expects the trend in increasing R&D expenditures to continue year over year.

Subsidies and tax refunds on an unaudited pro forma basis was RMB1,229,499 in 2004 compared to RMB552,188 in 2003. Equity in losses of affiliates, net on an unaudited pro forma basis decreased by 65% to RMB444,898 in 2004 from RMB1,275,481 in 2003. The improvement is primarily due to better local management at the affiliate companies compared to previous years.

Interest income on an unaudited pro forma basis decreased by 23.6% to RMB168,383 in 2004 from RMB220,330 in 2003. Interest income is mainly generated from cash in the bank, and the decrease in interest income is primarily due to the decrease in the average cash balances during the year.

Interest expense on an unaudited pro forma basis increased by 79% to RMB224,483 in 2004 from RMB125,429 in 2003. This is mainly due to the increase in short-term loans of RMB12,000,000 in 2004.

Minority interests on an unaudited pro forma basis increased by 6.6% from RMB244,465 in 2003 to RMB260,550 in 2004.

Income tax expense on an unaudited pro forma basis increased by 70.3% to RMB2,165,796 in 2004 from RMB1,272,111 in 2003. The Yucheng Group’s effective income tax rate in 2004 was 7.8% compared to 12.2% in 2003. The reason for decline in the effective income tax rate in 2004 was the combined factors of the 50% reduction in tax rate granted by the government in e-Channels , proportionately less nondeductible expenses in Sihitech, an income tax refund and the recognition of net deferred tax assets that are expected to be realized at tax rates greater than the tax rate in preferential exemption period. If Yucheng and its subsidiaries had not had tax holidays and reduced favorable rates, income tax expense would have been RMB4,718,006 in 2004 and RMB2,526,505 in 2003.

Net income on an unaudited pro forma basis increased by 182.5% to RMB25,743,166 in 2004 as compared to RMB9,112,969 in 2003 for reasons described above.

Liquidity and capital resource

The following table set forth the Yucheng Group’s cash flows with respect to operating activities, investing activities and financing activities for the periods indicated:

	Year Ended December 31
	Audited			Pro forma (Unuaudited)
	2006(USD)	2006(RMB)	2005(RMB)	2005(RMB)	2004 (RMB)
Net cash (used in) provided by operating activities	(1,723,656)	(13,459,510)	14,805,904	16,658,414	1,799,852
Net cash used in investing activities	(6,922,961)	(54,059,330)	(13,555,598)	(14,149,546)	(6,119,337)
Net cash provided by financing activities	15,772,252	123,160,786	1,634,797	1,361,237	14,131,509
Net increase in cash	7,125,635	55,641,946	2,885,103	3,870,105	9,812,024
Cash, beginning of the year	5,470,272	42,715,712	39,830,609	45,098,376	35,286,352
Cash, end of period	12,595,907	98,357,658	42,715,712	48,968,481	45,098,376

While total consolidated audited revenue increased by 63.3% from RMB177,326,680 in 2005 to RMB289,650,425 (US $37,093,296) in 2006, cash flows from operating activities resulted in a net cash outflow of RMB13,459,510 (US $1,723,656) in 2006 compared with net cash inflow of RMB14,805,904 in 2005. This is mainly due to increased trade accounts receivable of RMB47,822,765 (US $6,124,293), the decrease in trade accounts payable of RMB10,461,863(US $1,339,770) and the decrease in billings in excess of costs and estimated earnings of RMB6,276,883(US $803,832). The increase of trade accounts receivable is in line with the increase of total revenue. DSO achieved a marginal improvement from 113 days in 2005 to 110 days in 2006. Management believes that better accounts payable management will resolve the operating cash outflow problem in the subsequent reporting periods.

Unaudited pro forma net cash provided by operating activities for the year ended December 31, 2005 was RMB16,658,414, while the net cash provided by operating activities for the year ended December 31, 2004 was RMB1,799,852. The decrease in unaudited pro forma cash generated from operating activities is mainly due to increased trade accounts payable balance at RMB22,727,506 (US $2,816,226) resulted from the prolonged trade accounts payable cycle due to our better payable management practice and offset by the increase of other current assets at RMB11,026,410 (US $1,366,312), and the increase of trade accounts receivable of RMB17,744,449 (US $2,198,762). The increase of Yucheng’s trade accounts receivable in 2005 is due mainly to a prolonged payment cycle of a significant customer that resulted from a more stringent internal approval process by the customer. The amount of accounts receivable outstanding from this particular customer was RMB 33,381,120 (US $4,136,344) as of December 31, 2005. Management of Yucheng has considered the change in the payment cycle occurring in 2005, and it does not expect its trade accounts receivable collectibility estimate to change. The increase of inventory for the year ended December 31, 2005 is attributable to one undelivered customer order of RMB6.9 million. Even though the Yucheng Group’s overall unaudited pro forma revenues decreased in 2005 compared with 2004, its unaudited pro forma IT consulting revenue and e-Channels solutions increased significantly in 2005. Costs and estimated earnings in excess of billings increased significantly from December 31, 2004 to 2005. Unaudited pro forma costs and estimated earnings in excess of billings are comprised of IT consulting contracts. The increase of unaudited pro forma costs and estimated earnings in excess of billings is due to increased unaudited pro forma IT consulting revenue in 2005 and more uncompleted contracts as of the end of 2005. The Yucheng Group’s gross margin is a blended gross margin of system integration, IT consulting,e-Channels solutions and maintenance and support. Lower unaudited pro forma gross margin of system integration brings down the Yucheng Group’s overall unaudited pro forma gross margin. As costs and estimated earnings in excess of billings are comprised of IT consulting contracts, the unaudited pro forma gross margin on unbilled costs as of December 31, 2005 and 2004 is 51% and 76%, higher than the unaudited pro forma earned gross margins of 25% and 21% during these two years. Total unaudited pro forma consolidated revenues increased by 31% from RMB198,477,863 for the year ended December 31, 2003 to RMB260,091,930 for the year ended December 31, 2004, but unaudited pro forma net cash provided by operating activities decreased from 17,652,772 in 2003 to 1,799,852 in 2004. It was primarily due to the increase in unaudited pro forma accounts receivable balances as of December 31, 2004. DSO has increased from 33 days in 2003 to 53 days in 2004, which was still in line with the usual payment terms arranged with the Yucheng Group’s banking clients. The increase in unaudited pro forma accounts receivable in 2004 was mainly due to the increased unaudited pro forma sales in system integration services toward the end of the year. As the majority of its customers are Chinese tier I state-owned banks and the Yucheng Group has not historically encountered any accounts receivable collectibility problems, management does not expect any significant collectibility problems with its accounts receivable at December 31, 2004.

Net cash used in investing activities for the year ended December 31, 2006 was RMB54,059,330 (US $6,922,961), which is mainly comprised of the investments deposits paid on acquisition of a new subsidiary and the payment to purchase a new subsidiary of RMB52,543,085(US $6,728,787) and capital expenditures of RMB2,884,970(US $369,455) and offset by RMB1,282,212(US $164,203) from disposal of its shareholding of an affiliate. The capital expenditures were partly for purchased and developed software amounting to RMB1,366,549 (US $175,003), with the remainder of RMB1,518,421 (UD$ 194,452) for office equipment, furniture and motor vehicles. Net cash used in investing activities for the year ended December 31, 2005 was RMB14,149,546 (US $1,753,308) mainly comprising capital expenditures and deposits paid for business to be acquired. The capital expenditure were partly for purchased and developed software amounting to RMB3,936,855 (US $487,826) with the reminder of RMB2,936,078(US $363,817) for office equipment, furniture and motor vehicles. The Yucheng Group also incurred an amount of RMB7,000,000 as the prepayment for the acquisition of a related company named Jianyin Computer Co., Limited ("Jianyin Computer"). Unaudited pro forma net cash used in investing activities for the year ended December 31, 2004 was mainly comprised of capital expenditure of RMB5,131,813 including RMB3,179,891 for software development and the remainder for office equipment, furniture and motor vehicles.

Net cash provided by financing activities for the year ended December 31, 2006 was RMB123,160,786 (US $15,772,252). The RMB123,160,786 cash inflow provided in 2006 is mainly comprised of the RMB138,213,541 (US $17,699,942) proceeds from Share Exchange Transactions and the RMB20,000,000 (US $2,561,246) from bank borrowings, offset by the RMB21,332,463 (US $2,731,884) payments for deemed distribution, the RMB3,500,000 (US $448,218) repayments to the bank, the RMB5,720,291 (US $732,554) dividends paid to ex-owners and the RMB4,000,000 (US $512,249) repayments of borrowings to an ex-owner. Unaudited pro forma cash inflow of RMBl,361,237 in 2005 is comprised of several transactions including the RMB25,890,000 proceeds from bank borrowings, the RMB4,000,000 capital contribution from an ex-owner and the RMB2,976,000 borrowing from Jianyin Computer, offset by the RMB21,163,560 repayment of bank borrowings, the RMB8,379,710 dividends paid to ex-owners and the RMB950,000 repayment of borrowing from affiliates. Unaudited pro forma cash inflow of RMB14,131,509 in 2004 is mainly attributed to the bank borrowing of RMB12,713,560.

The Yucheng Group historically has had access to sufficient sources of liquidity to satisfy its cash requirements. Management believes that the Yucheng Group’s cash on hand, together with its access to financing sources, will continue to be sufficient to meet its working capital and capital expenditure needs. However, it is possible that its cash requirement could increase beyond current forecasts as a result of a number of factors, including unfavorable timing of cash collections of accounts receivable and cash payments for costs and expenses, the decision to increase marketing and development activities or the use of cash for the acquisition of one or more of its competitors to accelerate its rate of growth.

Contractual Obligation and Commercial Commitments.

The Yucheng Group’s contractual obligations and commercial commitments as of December 31, 2006 were as follows:

	Payment Due by Period
		Within 1
	Total	Year	2008	2009
	RMB	RMB	RMB	RMB
Bank Debt	35,500,000	35,500,000
Interest on Bank Debt	923,474	923,474
Operating leases	4,346,283	2,782,369	1,353,377	210,537
Total	40,769,757	39,205,843	1,353,377	210,537

Off-Balance Sheet Arrangements

Except as described above under ‘‘contract obligation and commercial commitments,’’ we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties.

Quantitative and Qualitative Disclosure About Market Risks

The Yucheng Group is exposed to various market risks. First, the Company faces the potential risk of failing to adapt to rapid technological changes in the dynamic Chinese IT industry, which could cause the company to lose revenue opportunities. The Company expects to address this business challenge with continued investment in its intellectual and human resources. Nonetheless, as an early-stage growth company, it will be subject to the general risks, uncertainties and problems frequently encountered by similar companies operating in the Chinese IT industry. Changes in the financial services industry also could have adverse impacts on the Yucheng Group’s revenue since the majority of the revenues of the Company are derived from services and products to Chinese banks. Unfavorable economic conditions adversely impacting that part of the financial services industry could have a material adverse effect on the business, financial condition and results of operations of the Company. The Yucheng Group generates significant portion of its revenues from various provincial branches and head office of China Construction Bank and the loss of which would have an adverse impact on the financial condition and results of operation of the Company. Even though the IT purchasing practice and decision-making process are independent of each other and vary across different provincial branches and the headquarters and are treated as separate customers with separate legal engagement contracts, any disruptions to the CCB relationship in one department could result in an adversely impact on the overall business relationship with CCB. Also, if the general IT spending pattern and budgeting of CCB is changed or reduced, there could be an adverse impact on the Yucheng Group’s financial performance. The failure to retain existing customers or changes in their continued use of our services will adversely affect the company’s operating results. Further, if projects are not managed or completed to the satisfaction of our customers, the due contract installments may not be paid or we may suffer a loss of the customer and reputation, which in turn will have an adverse effect on the Company’s revenues and future ability to market its solutions and products. Another risk is that a failure to retain key management and technical personnel would cause disruptions to the daily businesses and operation, which in turn would negatively impact the Company’s financial performance and change in foreign currency exchanges rates may affect the Company’s financial performance in US dollar terms. However, the Yucheng Group’s product sales, assets and liabilities are denominated in RMB and therefore its actual exposure to foreign currency exchange risk is minimal unless its financial figures are converted and presented in US $. The Yucheng Group also has an exposure to the changes in interest rates primarily related to our short-term working capital bank debt and long-term debt. The current bank loan rate is about 5.76%, and the future interest expenses may fluctuate in line with changes in interest rates.

Stock option plan and option agreements

Our stock options are granted under the China Unistone Acquisition Corporation 2005 Performance Equity Plan, which became the Yucheng Technologies Limited 2005 Performance Equity Plan (the “Plan”) by operation of law under the terms of our merger with China Unistone Acquisition Corporation. We adopted and obtained shareholder approval of the Plan in November 2006, under which we could issue share options with the right to purchase up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. We granted no options under the Plan as of December 31, 2006.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table sets forth certain information regarding our directors and executive officers as of April 30, 2007.

Name	Age	Position
Chih T. Cheung	36	Non-Executive Chairman of the Board
Weidong Hong	40	Director and Chief Executive Officer
Shuo Zeng	37	Director and Chief Operating Officer
Li Liao	41	Director
Tao Huang (Michael)	43	Director
Chi Wei Joong	51	Director
Henry Wang	48	Director
Peter Li	42	Chief Financial Officer

Chih T. Cheung was the Chairman of the Board of China Unistone and predecessor from May, 2004 to November, 2006 and became the non-executive chairman of the board of Yucheng since November, 2006. Since September 2005, Mr. Cheung has been the Managing General Partner of Staples Asia Investment Limited, a subsidiary of Staples, Inc., created to make investments and form partnerships in the office product market in Asia. He currently sits on the boards of a number of private companies. From March 2003 until February 2006, he was a senior advisor to the chairman of the Chinatrust Commercial Bank. Prior to that, Mr. Cheung co-founded and was the chief executive officer of HelloAsia Corporation from its inception in 1999 until February 2002. In February 2002, Mr. Cheung negotiated the merger of HelloAsia into Brience, Inc. and served as executive vice president of Brience until February 2003. Prior to forming HelloAsia, Mr. Cheung co-founded and was the chief executive officer of Crimson Solutions. Mr. Cheung graduated from Harvard College, received an A.M. from Harvard Graduate School of Arts and Sciences, a J.D. from Harvard Law School and an M.B.A. from Harvard Business School.

Weidong Hong became the Chief Executive Officer and a director of Yucheng since November, 2004. Mr. Hong is a founder and is also the Chairman and Chief Executive Officer of Sihitech. Prior to founding Sihitech in June, 1999, he was part of the senior management of Secom China Ltd., the Japanese publicly listed based electronic security services provider, from December 1994 to May 1997, where he served as the Vice President of the PC Department. From May 1997 to June 1999, Mr. Hong held the position of General Manager of GIT, a company engaged in the business of providing IT services to the Chinese banking industry. He holds B.E and EMBA degrees from Tsinghua University.

Shuo Zeng became the Chief Operating Officer and a director of Yucheng since November, 2004. Mr. Zeng is a founder and is also the Chairman and Chief Executive Officer of e-Channels. From July 1991 to May 2000, Mr. Zeng held several senior positions in the Nantian Group, a manufacturer electronic and communication equipment in China publicly listed in Shenzhen, including as the General Manager of Information Product Department and Finance Project & System Integration Department. He holds a B.E in Automation from Beijing Polytechnic University.

Li Liao became a director of Yucheng since November, 2006. Mr. Li has been a distinguished academician, serving as the Associate Dean and Director of EMBA Program as well as a Professor of Finance at the prestigious School of Economics and Management of Tsinghua University since September 2000. Between May 1999 and August 2000 he served as the Assistant to Chairman at the Esquel Group, a company engaged in apparel manufacturing. He finished his BE in Electrical Engineering and Ph. D in Engineering Economics from Tsinghua University followed by an MBA in Financial Engineering from the coveted MIT Sloan School of Management in the US. Mr. Li will be considered an independent director.

Tao Huang (Michael) became a director of Yucheng since November, 2006. Since March 2005, Mr. Huang has served as the Chairman and director of China Expert Technology Inc., a company listed on the OTC-BB (ticker: CSTI) and engaged in the business of providing e-government infrastructure and consulting services to community and governments in China. From August 1990 until March 2005, he worked at the Bank of China. He served as Deputy General Manager and Manager for the Retail Banking Department for the Bank of China, in charge of strategy and marketing between October 1998 and May 2004. From February 1997 to October 1998, he was the Deputy Manager of Bank of China’s Credit Card division. Prior to that, he managed the Board Secretariat, worked in the International Business Department and the Branch Banking division at Bank of China. Mr. Huang earned a degree in English language from Nanjing Normal University and a degree in Business Economy at China Academy of Social Sciences. Mr. Huang will be considered an independent director. .

Chi Wei Joong became a director of Yucheng since November, 2006. Since March 2004, Mr. Joong has been the General Manager and President for the Credit Card division of China Merchants Bank, the largest credit issuer in China. Before that, he was an Executive Vice President of the retail banking division of Chinatrust Commercial Bank, the largest credit issuer and one of the leading financial holdings company in Taiwan, from March 1999 to January 2004. From 1997 to 1998, he served as the Financial Director of AIG Credit Card Company (Taiwan). Between 1995 and 1997, he served as Financial Director for the credit card division of the Taipei City Bank (Taiwan). He also worked at American Express in the U.S. Currently, he also serves on the advisory board for Visa International. Mr. Joong has a degree from Keynes University and one from New York University. Mr. Joong is considered an independent director.

Henry Wang became a director of Yucheng since November, 2006. Since February 2003, Mr. Wang has served as the General Manager of the Operating Center of China Construction Bank. From July 2000 to February 2003, he served as General Manager of Settlement Accounts Department of China Construction Bank. Before that, he worked in the Funds Clearing Department and project auditing and consulting activities in the Investment and Research Department of China Construction Bank. He studied at Beihang University and later at South Western University of Finance and Economics. Mr. Wang is considered an independent director.

Peter Li, became the Chief Financial Officer of Yucheng since November, 2006, and from 2002 to November, 2006 he was the Chief Financial Officer of Sihitech. Prior to his joining Sihitech in 2002, Mr. Li held the position of Internal Controller in Lenovo Group, a Chinese computer equipment manufacturer publicly listed on the Hong Kong Stock Exchange, from September 2002 to March 2004. Mr. Li was the Financial Controller in Bayshore Capital Inc., a privately held high technology investment and incubator company, from February 2002 to August 2002. From April 1999 to November 2001, Mr. Li held the position of Financial Controller in Delano Technologies Corporation, a CRM software solution provider which had been a Nasdaq-listed software company. From July 1998 to April 1999, Mr. Li was the Accounting Manager in Keating Technologies Inc., a marketing and sales service provider for high technology companies. Mr. Li was the Assistant Controller in SoftArc Inc., a communication software provider, from April 1995 to July 1998. Mr. Li is a Certified General Accountant (C.G.A.) in Canada and holds a Master of education from the University of Toronto and a B.A. from Beijing Foreign Studies University.

B. Compensation.

In 2006, the aggregate cash compensation paid to our directors and executive officers as a group was RMB1,144,104(US $146,517). Below is a table of the 2006 compensation paid to our three most highly compensated officers:

	Annual Compensation(RMB)
Name	salary	bonus	Total
Weidong Hong	318,986		318,986
Shuo Zeng	380,370	117,900	498,270
Peter Li	279,996		279,996

2005 Performance Equity Plan

Yucheng has an equity performance plan under the name Yucheng Technologies Limited 2005 Performance Equity Plan. To date, no awards have been granted under the plan.

Employment Agreements

Each of Mr. Weidong Hong, Mr. Shuo Zeng and Mr. Chih T. Cheung has entered into employment agreements with Yucheng, effective as of the effective time of the redomestication merger. Mr. Hong is employed as the chief executive officer at an annual salary of $50,000, Mr. Zeng is employed as the chief financial officer at an annual salary of $50,000 and Mr. Cheung is employed as the non-executive chairman of the board at an annual salary of $50,000. Each of the executives also is eligible for a cash bonus not to exceed 100% of the base salary, as determined by the compensation committee. Each executive is eligible to be awarded equity compensation as determined from time to time by the board of directors or the compensation and stock option committees. The executives are provided regular benefits as provided to other senior executives, such as medical, dental and life insurance, four weeks paid vacation, reimbursed automobile expenses and reimbursement of business related travel and moving expenses. Upon an early termination for no cause or upon a breach of the agreement by the Company, he would be paid $300,000 and benefits. The employment agreement also provides for the protection of confidential information and a three-year non-competition period with the business of Yucheng within the PRC, Hong Kong SAR and Taiwan. The agreements contain provisions for the protection of confidential information and a three-year-after employment non-competition period within China. In the securities purchase agreement for the acquisition by Yucheng of Sihitech and e-Channels, there is an additional non-competition agreement applicable to these persons for three years after consummation that includes Hong Kong and Taiwan, in addition to China.

C. Board Practices.

Terms of directors and executive officers

Our directors are not subject to a term of office limitation and hold office until the next annual meeting of members or until such director’s earlier resignation, removal from office, death or incapacity. Any vacancy on the board of directors resulting from death, resignation, removal or other cause and any newly created directorship resulting from any increase in the authorized number of directors between meetings of members may be filled either by the affirmative vote of a majority of all the directors then in office (even if less than a quorum) or by a resolution of members.

Our officers are appointed by the board of directors. The officers shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors. Any vacancy occurring in any office may be filled by resolution of directors.

Independence of Directors

Yucheng has elected to follow the rules of Nasdaq to determine whether a director is independent. The board of directors of Yucheng also will consult with counsel to ensure that the board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The Nasdaq listing standards define an “independent director” generally as a person, other than an officer of the company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment. Consistent with these considerations, the board of directors of Yucheng has affirmatively determined that, Messrs. Li Liao, Tao Huang, Chi Wei Joong and Henry Wang are independent directors of Yucheng.

Director Compensation

Yucheng pays its directors who are not employees a meeting fee of $3,000 and reimbursement of expenses. Directors who are committee chairman also receive $750 per committee meeting and other committee members receive $500 per committee meeting.

Board Committees

Our board of directors has established an audit committee, a stock option committee and a nominations committee.

Audit Committee

The members of our audit committee are Tao Huang, Chi Wei Joong and Li Liao.. Our board of directors has determined that all of our audit committee members are independent directors within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Securities and Exchange Act of 1934.

The board of directors has determined that Messrs. Huang, Joong and Liao each has an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with our financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as our financial statements, an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

The board of directors believes that Mr. Chi Wei Joong qualifies as an “audit committee financial expert” within the meaning of all applicable rules. The board of directors believes that Mr. Joong has financial expertise from his degrees in business, his activities as a chief executive officer and chief financial officer of various companies, and his consulting activities in the areas of accounting, corporate finance, capital formation and corporate financial analysis.

We adopted an audit committee charter under which the committee is responsible for reviewing the scope, planning and staffing of the audit and preparation of the financial statements. This includes consultation with management, the auditors and other consultants and professionals involved in the preparation of the financial statements and reports. The committee is responsible for performing oversight of the our relationship with our independent auditor. The committee also has a general compliance oversight role in assuring that our directors, officers and management comply with our code of ethics, review and approval of related party transactions, dealing with complaints regarding accounting, internal controls and auditing matters, and compliance with accounting and legal requirements applicable to us.

Pursuant to the terms of its charter, the audit committee’s responsibilities include, among other things:

•	annually reviewing and reassessing the adequacy of the committee’s formal charter;

•	reviewing our annual audited financial statements with our management and our independent auditors and the adequacy of our internal accounting controls;

•	reviewing analyses prepared by management and independent auditors concerning significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•	the engagement of the independent auditor;

•	reviewing the independence of the independent auditors;

•
reviewing our auditing and accounting principles and practices with the independent auditors and reviewing major changes to our auditing and accounting principles and practices as suggested by the independent auditor or our management;

•	the appointment of the independent auditor to the board of directors, which firm is ultimately accountable to the audit committee and the board of directors;

•	approving professional services provided by the independent auditors, including the range of audit and non-audit fees; and

•	reviewing all related party transactions on an ongoing basis for potential conflicts of interest.

The audit committee will pre-approve the services to be provided by our independent auditors going forward. The audit committee also will also review and recommend to the board of directors whether or not to approve transactions between us and any officer or director that occurs outside the ordinary course of business.

Stock Option Committee

We established a stock option committee with Messrs Chi Wei Joong and Li Liao as its members. The purpose of the stock option committee is to administer our stock option plans, including authority to make and modify awards under such plans. Initially, our only plan is the 2005 Performance Equity Plan.

Nominating Committee

Our nominating committee consists of Messrs. Chi Wei Joong and Li Liao. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee will identify, evaluate and recommend candidates to become members of the Board of Directors with the goal of creating a balance of knowledge and experience.

The committee will consider suggestions from individual stockholders, based upon its assessment of certain criteria, including the proposed person’s merits. The suggested nominee must provide a statement of consent to being considered for nomination.

D. Employees.

We had 349, 390 and 612 employees as of December 31, 2004, 2005 and 2006, respectively. We plan to hire additional employees as we expand. Substantially all of our employees are located in China. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2006:

	R&D	Sales	Manager	Total
Numbers	498	52	62	612
percentage	81.4%	8.5%	10.1%	100%

From time to time, we also employ part-time employees, independent contractors to support our research and development and producing activities, and other temporary employees. During 2006, we had no temporary employees.

We offer our employees additional annual merit-based bonuses based on the overall performance of our company, his or her department and the individual. We are required by applicable PRC regulations to contribute amounts equal to 28%, 12%, 16%, 2%, 0.8% and 0.8%, of our employees’ aggregate salary to a pension contribution plan, a medical insurance plan, a housing fund, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan, respectively, for our employees.

Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

E. Share ownership.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2006, by:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Name	Shares of China Unistone Common Stock		Approximate Percentage of Outstanding Common Stock(1)
Chih T. Cheung(2)(3) Chairman of the Board	410,872	(4)	4.2%
Weidong Hong(2)(3) CEO and Director	2,252,090	(5)	23.6%
Shuo Zeng(2)(3) COO and Director	678,651	(6)	7.12%
Li Liao(2) Director	0		0%
Tao Huang(2) Director	0		0%
Chi Wei Joong(2) Director	0		0%
Henry Wang(2) Director	0		0%
Peter Li(2) CFO	37,545		0.4%
Sihitech Company Limited(7)	2,252,090		23.6%
Mega Capital Group Services Limited(8)	652,641		6.8%
Profit Loyal Consultants Limited(9)	849,752		8.9%
Elite Concord International Limited(10)	816,360		8.6%
James Z. Li(11)	510,874		5.2%
Jack Silver(12)	1,422,500		13.2%
Directors and officers as a group (eight persons)	3,379,158	(4)(5)	34.75%

(1)	Beneficial ownership and percentage has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, based on 9,528,320 shares outstanding.

(2)	Unless otherwise indicated, the business address is c/o 3rd Floor, Tower B, Finance & Trust Building, No. 5 Anding Road, Chaoyang District, Beijing PRC.

(3)
Each of these persons directly or indirectly is a party to or benefits from a voting agreement covering 6,150,064 shares of Yucheng voting stock representing 62% thereof, in respect of the nomination, election and removal of directors.

(4)	Includes 194,872 shares of common stock issuable upon exercise of publicly traded common stock purchase warrants that are exercisable upon consummation of the acquisition of Yucheng.

(5)
Includes 675,807 shares held by Mr. Hong’s spouse. Represents shares held through Sihitech Company Limited, a BVI company, owned by Mr. Hong and his spouse, of which Mr. Hong has voting and dispositive authority.

(6)	Represents shares held through Elite Concord International Limited, a BVI company, of which Mr. Hong has voting and dispositive authority.

(7)	A BVI company owned by Mr. Hong and his spouse of which Mr. Hong has voting and dispositive authority.

(8)	A BVI company owned by ten persons, of which Mr. Yan Mei Wang is sole director, who has voting and dispositive authority.

(9)	A BVI company owned by nine persons, of which Mr. Hua Ge Ma is sole director, who has voting and dispositive authority.

(10)
A BVI company owned by three persons, of which Mr. Shuo Zeng is the sole director, who have voting and dispositive authority. Mr. Zeng has 83% ownership of Elite Concord International Limited representing 678,651 shares.

(11)	Includes 294,870 shares of common stock issuable upon exercise of warrants held by Mr. Li that become exercisable upon consummation of the acquisition of Yucheng.

(12)
Jack Silver beneficially owns 1,422,500 shares of Common Stock of China Unistone Acquisition Corporation. Such shares of Common Stock beneficially owned by Mr. Silver include (i) 10,000 shares of Common Stock held by Sherleigh Associates Inc. Profit Sharing Plan (“Sherleigh Profit”), a trust of which Mr. Silver is the trustee and (ii) 199,000 shares of Common Stock held by Sherleigh Associates Inc. Defined Benefit Pension Plan (“Sherleigh Defined”), a trust of which Mr. Silver is the trustee, and includes (i) warrants to purchase 275,500 shares of Common Stock held by Sherleigh Profit and (ii) warrants to purchase 938,000 shares of Common Stock held by Sherleigh Defined. The information is derived from a Schedule 13G filed by such entity with the Securities and Exchange Commission on January 29, 2007.

None of the above shareholders have voting rights that differ from the voting rights of other shareholders.

For information regarding stock options granted to them and other employees, see Item 6.B above.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders.

Please refer to Item 6.E “Directors, Senior Management and Employees — Share Ownership.”

B. Related party transactions.

Escrow of Shares

Pursuant to an escrow agreement between Yucheng, nine initial shareholders of China Unistone Acquisition Corporation and Continental Stock Transfer & Trust Company, 750,000 ordinary shares, representing all of their shares were placed in escrow, with Continental acting as escrow agent, pursuant to an escrow agreement, until the earliest of: (i) November 18, 2007; (ii) our liquidation; or (iii) the consummation of a liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to our consummating a business combination with a target business.

During the escrow period, these shares cannot be sold, but the share holders will retain all other rights as stockholders, including, without limitation, the right to vote their shares of common stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of common stock, such dividends will also be placed in escrow.

Registration Rights Agreement

Yucheng has a registration rights agreement with the nine initial shareholders of China Unistone Acquisition Corporation in respect of the 750,000 ordinary shares they hold pursuant to which the holders of the majority of the shares will be entitled to make up to two demands that Yucheng register the shares. The holders of the majority of the shares may elect to exercise these registration rights at any time after the date on which these shares of common stock are released from escrow. In addition, these shareholders have certain “piggy-back” registration rights on registration statements filed subsequent to the date on which these shares of common stock are released from escrow. Yucheng will bear the expenses incurred in connection with the filing of any such registration statements.

Loans and other arrangements

Yucheng had an aggregate of RMB386,867 (US $49,543) and RMB2,599,256 due from the company managements in fiscal years 2006 and 2005, respectively. Yucheng also owed RMB907,949 (US $116,274) and RMB5,407,949 to affiliates and shareholders in fiscal years 2006 and 2005, respectively .The balances were non-interest bearing and payable on demand. Amounts owed will be repaid when due or at such other times when repayment will not adversely impact the operating cash requirements. It is not intended to repay these amounts from funds available as a result of the merger.

As a public company, Yucheng, neither directly nor indirectly nor through any subsidiary, will make loans, extend credit, maintain credit or arrange for the extension of credit or renew an extension of credit in the form of a personal loan to or for any director or executive officer of the Company. This prohibition is in compliance with the provisions of the Sarbanes-Oxley Act of 2002. Moreover, Yucheng has adopted an audit committee charter that requires the audit committee to review and approve all related party transactions, assure compliance with the company’s code of ethics, and monitor and discuss with the auditors and outside counsel policies and compliance with applicable accounting and legal standards and requirements.

Voting Agreement

Sihitech Company Limited, Mega Capital Group Services Limited, Profit Loyal Consultants Limited, Elite Concord International Limited, all significant shareholders of the Company and two other corporate shareholders of the Company and Messrs. Chih T Cheung and James Z. Li entered into a voting agreement whereby they will agree to vote for a period of three years ending November 24, 2009, all of their respective shares held during the term of the agreement for six directors nominated by the Selling Stockholders and three directors nominated by Messrs. Cheung and Li. The parties to the voting agreement have also agreed not to take any action that would change the number of directors or the process of nomination, voting and removal of directors as set forth in the Articles of Association and Memorandum of Association of Yucheng, unless they agree unanimously on such action. The persons who are subject to the voting agreement, hold approximately 62% of the voting stock of Yucheng, and therefore they will have control of the board of directors and be able to influence the decisions of the board and the direction of the Company. Such agreement may also cause the current management to remain in place without opportunity for the other shareholders to effectuate change. Such an agreement may also be considered an anti-takeover device. Each of the parties to the agreement disclaim that they are part of a group for Section 13(d) purposes.

C. Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated statements and other financial information.

We have appended consolidated financial statements filed as part of this annual report. See Item 18 “Financial Statements.”

Legal Proceedings

Not applicable

Dividend Policy

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors may by resolution authorize payment of dividends if the directors are satisfied, on reasonable grounds, Yucheng will, immediately after the distribution of dividends, satisfy the solvency test as stipulated in Section 56 of the BVI Business Companies Act. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

B. Significant changes.

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offering and listing details.

The common stock, warrants and units of China Unistone Acquisition Corporation, our predecessor, were quoted on the Over the Counter Bulletin Board (“OTCBB”) under the symbols of CUAC.OB,CUACW.OB and CUACU.OB, respectively. China Unistone Units commenced public trading on November 18, 2004, and its common stock and warrants commenced public trading on November 24, 2004. On November 24, 2006, China Unistone merged with and into Yucheng for the purpose of redomestication out of the United States. From November 27, 2006 to March 13, 2007, Yucheng’s ordinary shares and warrants traded on the OTCBB, under the symbols YCHTF.OB and YCHWF.OB. On March 14, 2007, the ordinary shares and warrants were admitted for listing on the NASDAQ Capital Market, under the symbols YTEC and YTECW. On June 13, 2007, the warrants were delisted in connection with consummation of a call for redemption.

The following table provides the high and low trading prices for Yucheng’s ordinary shares, and historical prices for the common stock, warrants and units of Yucheng for the periods indicated below as reported on the Over-the-Counter Bulletin Board. The over-the-counter market quotations reported below reflect inter-dealer prices, without markup, markdown or commissions and may not represent actual transactions.

	The OTCBB Price Per Common Stock			The OTCBB Price Per Warrant			The OTCBB Price Per Unit			The Nasdaq Capital Market Price Per Share		The Nasdaq Capital Market Price Per Warrant
	High	Low		High	Low		High	Low		High	Low	High	Low
Annual Market Prices
Year 2004 (from November 24, 2004)		$	$		$	$		$	$	N/A	N/A	N/A	N/A
Year 2005										N/A	N/A	N/A	N/A
Year 2006										N/A	N/A	N/A	N/A

Quarterly Market Prices
Fourth Quarter 2004	5.2		4.78	0.8		0.6	7		5.95	N/A	N/A	N/A	N/A
First Quarter 2005	5.6		5.1	1.12		0.8	7.75		6.6	N/A	N/A	N/A	N/A
Second Quarter 2005	5.52		5.05	0.98		0.75	7.15		6.5	N/A	N/A	N/A	N/A
Third Quarter 2005	5.45		5.1	1.2		0.83	7.95		6.6	N/A	N/A	N/A	N/A
Fourth Quarter 2005	6.75		5.15	2.07		0.93	10.6		6.65	N/A	N/A	N/A	N/A
First Quarter 2006	8.4		6.77	3		1.96	14		10.7	N/A	N/A	N/A	N/A
Second Quarter 2006	8.85		6.25	3.28		1.83	15		10	N/A	N/A	N/A	N/A
Third Quarter 2006	7		5.4	1.78		1.18	10.4		7.85	N/A	N/A	N/A	N/A
Fourth Quarter 2006	7.55		5.35	2.74		1.1	13.03		7.55
First Quarter 2007 (until March 13, 2007)	8.3		6.47	2.95		1.84	14.2		10.15
First Quarter 2007 (from March 13, 2007)	-		-	-		-	-		-	8.8	7.52	3.8	2.51
Second Quarter 2007 (until June 25, 2007)										9.5	8.06
Second Quarter 2007 (trading halted on June 14, 2007)												4.45	3.02
Monthly Market Prices
January 2006	8.24		6.77	2.72		1.96	13.68		10.69
February 2006	8.4		7.3	3.00		2.30	14.4		11.9
March 2006	8.85		7.85	3.28		2.85	15.41		13.55
April 2006	8.37		7.73	3.08		2.80	14.53		13.33
May 2006	7.75		6.25	2.85		1.83	13.45		9.91
June 2006	6.71		5.80	2.03		1.04	10.77		7.88
July 2006	7.00		6.00	1.78		1.35	10.56		8.7
August 2006	6.35		5.40	1.43		1.25	9.21		7.9
September 2006	5.68		5.40	1.33		1.18	8.34		7.76
October 2006	5.65		5.27	1.3		1.06	8.25		7.39
November 2006	7.45		5.56	2.52		1.27	12.49		8.1
December 2006	7.55		6.93	2.74		1.34	13.03		9.61
January 2007	7.40		6.47	2.61		1.84	12.62		10.15

B. Plan of distribution.

Not applicable

C. Markets.

See Item 9.A above.

D. Selling shareholders.

Not applicable

E. Dilution.

Not applicable

F. Expenses of the issue.

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A. Share capital.

Not applicable.

B. Memorandum and articles of association.

The following is a summary description of certain provisions of our Memorandum and Articles of Association:

Charter

Our charter documents consist of our Memorandum of Association and our Articles of Association. The Memorandum of Association loosely resembles the Articles of Incorporation of a United States corporation, and the Articles of Association loosely resembles the bylaws of a United States corporation. This description and summary does not purport to be complete and does not address all differences between United States and British Virgin Islands corporate laws. Copies of our Memorandum and Articles of Association have been filed as exhibits to the intial registration statement on Form S-4 of Yucheng.

Corporate Powers

Yucheng was first incorporated as a company under the International Business Companies Act, 1984 (as amended) on November 17, 2005. The M&A states that the Company can carry out any object not prohibited by the BVI Business Companies Act 2004 or as the same may be revised from time to time, or any other law of the British Virgin Islands.

Directors

The directors may fix their compensation for services rendered to us.

By a resolution of directors, the directors may exercise all our powers to borrow money, mortgage our property, issue debentures, and issue stock or other securities for any debt, liability or obligation given by us.

A director may resign or retire from our board at any time. The director must give written notice of his resignation to us. Directors hold office until the next annual meeting of members. We currently do not have a staggered election of directors.

The shareholding qualification for directors may be fixed and varied by a resolution of members and unless it is fixed no shareholding qualification is required. A director must be an individual.

Rights of Shares

We are authorized to issue ordinary shares and preferred shares. The ordinary shares have one vote each, are subject to purchase or acquisition by us for fair value and have the same rights with regard to dividends and distributions upon our liquidation. The directors are authorized to issue one or more classes and series of preferred shares and to fix the rights and preferences attached to each class of preferred shares.

Meetings

An annual meeting of members must be held each year at such date and time as may be determined by the directors, but no later than one year after the end of our fiscal year pursuant to relevant Nasdaq rules. Special meetings of members may be called by the directors pursuant to a resolution of directors to that effect or upon the written request of members holding more than 50 percent of the votes of our outstanding voting shares. No less than seven days notice of meetings is required to be given to members.

A meeting of members may be called on short notice if members holding not less than 90 percent of the total number of shares entitled to vote on all matters to be considered at the meeting, or 90 percent of the votes of each class or series of shares where members are entitled to vote thereon as a class or series together with not less than a 90 percent majority of the remaining votes, have agreed to short notice of the meeting, or if all members holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice of the meeting and for this purpose presence at the meeting shall be deemed to constitute waiver.

The inadvertent failure of the directors to give notice of a meeting to a member, or the fact that a member has not received notice, does not invalidate the meeting.

A member may be represented at a meeting of members by a proxy who may speak and vote on behalf of the member. A written instrument giving the proxy such authority must be produced at the place appointed for the meeting before the time for holding the meeting.

A meeting of members is duly constituted if; at the commencement of the meeting, there are present in person or by proxy not less than 50 percent of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting.

Limitations on Ownership of Securities

There are no limitations on the right of non residents or foreign persons to own our securities imposed by British Virgin Islands law or by our M&A.

Change in Control of Company

There are no provisions in our M&A that would operate only to delay, defer or prevent a change of control of our company. However, the board of directors has the power to issue preferred shares with such rights attaching to them as they decide and that this power could be used in a manner that would delay, defer of prevent a change of control of our company.

Ownership Threshold

There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Changes in Capital

Subject to the provisions of the BVI Business Companies Act, 2004, we may, by a resolution of directors or members, amend our M&A to increase or decrease the number of shares authorized to be issued. There is no definition of capital in the BVI Business Companies Act, 2004. The directors of a company may, by resolution, authorize a distribution (including a capital distribution) by their company at a time, of an amount, and to any members they think fit if they are satisfied, on reasonable grounds, that the company will, immediately after the distribution, satisfy the solvency test. The solvency test is satisfied if the value of the company’s assets exceeds its liabilities, and the company is able to pay its debts as they fall due.

C. Material contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” and in Item 7, “Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D. Exchange controls.

British Virgin Islands

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our ordinary or preferred shares or on the conduct of its operations in the BVI, where we were incorporated. There are no material BVI laws which impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of its ordinary or preferred shares. BVI law and our M&A impose no material limitations on the right of non-residents or foreign owners to hold or vote our ordinary or preferred shares.

China

China’s government imposes control over the convertibility of RMB into foreign currencies. Under the current unified floating exchange rate system, the China Foreign Exchange Transaction Center, authorized by the People’s Bank of China publishes a daily exchange rate for RMB, or the PBOC Exchange Rate, based on the weighted average of quotations from all the market makers in the inter-bank foreign exchange market before open quotation. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC Exchange Rate according to market conditions.

Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of Renminbi into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible upon the proper production of qualified commercial vouchers or legal documents as required by the Regulations. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China upon the proper production of, inter alia, the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the State Administration of Foreign Exchange or any authorized local branches, or SAFE or the Branches, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international payments and transfers under current accounts.

Under the Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, document approval from SAFE or the Branches.

Currently, foreign investment enterprises are required to apply to SAFE for “foreign exchange registration certificates for foreign investment enterprises.” With such foreign exchange registration certificates (which are granted to foreign investment enterprises upon fulfilling specified conditions and which are subject to review and renewal by SAFE or its Branches on an annual basis) or with the foreign exchange sales notices from SAFE (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may open foreign exchange bank accounts (the advance examination and approval for the opening of foreign exchange current accounts has been cancelled according to the Notice of SAFE on Adjusting Policies Concerning the Administration of Foreign Exchange Current Accounts, which came into effect on May 1, 2006) and enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

E. Taxation.

The following is a general summary of certain material British Virgin Islands and U.S. federal income tax considerations. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective shareholder. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect.

The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the British Virgin Islands and the United States.

British Virgin Islands Taxation

The British Virgin Islands, or BVI, does not impose a withholding tax on dividends paid by us to holders of our ordinary or preferred shares. Nor does the BVI levy any capital gains or income taxes on us.

Further, a holder of our ordinary or preferred shares who is not a resident of the BVI is exempt from the BVI income tax on dividends paid with respect to the ordinary or preferred shares. Holders of ordinary or preferred shares are not subject to the BVI income tax on gains realized on the sale or disposition of the ordinary or preferred shares.

Our ordinary and preferred shares are not subject to transfer taxes, stamp duties or similar charges in the BVI. However, as a business company, we are required to pay the BVI government an annual license fee based on the number of shares we are authorized to issue.

There is no income tax treaty or convention currently in effect between the United States and the BVI.

United States federal income taxation

This discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our ordinary shares. This discussion applies to you only if you hold and beneficially own our ordinary shares as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or other financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding ordinary shares through any such entities;

•	persons that hold ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	U.S. Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including ordinary shares) entitled to vote.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our shares and the nature of our business over time. Finally, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ordinary shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ordinary shares and are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

If you are not a U.S. person, please refer to the discussion below under “Non-U.S. Holders.”

For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ordinary shares, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

U.S. Holders

Dividends on ordinary shares

We do not anticipate paying dividends on our ordinary shares or indirectly on our ordinary shares, in the foreseeable future. See “Dividend policy.”

Subject to the “Passive Foreign Investment Company” discussion below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ordinary shares will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. However, if you are an individual and have held your ordinary shares for a sufficient period of time, dividend distributions on our ordinary shares will generally constitute qualified dividend income taxed at a preferential rate (generally 15% for dividend distributions before January 1, 2011) as long as our ordinary shares continue to be readily tradable on the Nasdaq Global Market and certain other conditions apply. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

We do not intend to calculate our earnings and profits according to U.S. tax accounting principles. Accordingly, distributions on our ordinary shares, if any, will generally be taxed to you as dividend distributions for U.S. tax purposes. Even if you are a corporation, you will not be entitled to claim a dividends-received deduction with respect to distributions you receive from us. Dividends generally will constitute foreign source passive income for U.S. foreign tax credit limitation purposes.

Sales and other dispositions of ordinary shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ordinary shares, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ordinary shares, both as determined in U.S. dollars. Your adjusted tax basis will generally equal the amount you paid for the ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ordinary shares is more than one year at the time of disposition. If you are an individual, any such long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations.

Passive Foreign Investment Company

If we were a Passive Foreign Investment Company, or PFIC, in any taxable year in which you hold our ordinary shares, as a U.S. Holder, you would generally be subject to adverse U.S. tax consequences, in the form of increased tax liabilities and special U.S. tax reporting requirements.

We will be classified as a PFIC in any taxable year if either: (1) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (2) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the first test: (1) any cash, cash equivalents, and cash invested in short-term, interest-bearing debt instruments or bank deposits that is readily convertible into cash, will generally count as producing passive income or held for the production of passive income and (2) the average value of our gross assets is calculated based on our market capitalization. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

We believe that we were not a PFIC for the taxable year 2005. However, there can be no assurance that we will not be a PFIC for the taxable year 2006 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2006 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year was not more than twice the value of our cash, cash equivalents, and other assets producing passive income or held for the production of passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations.

If we were a PFIC, you would generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed disposition of your ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ordinary shares. Distributions in respect of your ordinary shares during a taxable year would generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess distributions” or any gain, (1) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (2) the amount allocated to the current year and any tax year before we became a PFIC would be taxed as ordinary income in the current year, (3) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (4) an interest charge at the rate for underpayment of taxes for any period described under (3) above would be imposed with respect to any portion of the “excess distribution” or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “Dividends on ordinary shares” section above.

If we were a PFIC in any year, and if you are a U.S. Holder, you would be required to make an annual return on IRS Form 8621 regarding your ordinary shares. However, we do not intend to generate, or share with you, information that you might need to properly complete IRS Form 8621. You should consult with your own tax adviser regarding reporting requirements with regard to your ordinary shares.

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ordinary shares provided our ordinary shares are “marketable.” Our ordinary shares will be “marketable” as long as they remain regularly traded on the Nasdaq Global Market. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ordinary shares on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ordinary shares would be adjusted to reflect any such income or loss. You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ordinary shares. Separately, if we were a PFIC in any year, you would be able to avoid the “excess distribution” rules by making a timely election to treat us as a so-called “Qualified Electing Fund”, or QEF. You would then generally be required to include in gross income for any taxable year (1) as ordinary income, your pro rata share of our ordinary earnings for the taxable year, and (2) as long-term capital gain, your pro rata share of our net capital gain for the taxable year. However, we do not intend to provide you with the information you would need to make or maintain a QEF election and you will, therefore, not be able to make or maintain such an election with respect to your ordinary shares.

Non-U.S. Holders

If you beneficially own ordinary shares and are not a U.S. Holder for U.S. federal income tax purposes, or a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax or withholding on dividends received from us with respect to ordinary shares unless that income is considered effectively connected with your conduct of a U.S. trade or business and, if an applicable income tax treaty so requires, as a condition for you to be subject to U.S. federal income tax with respect to income from your ordinary shares, such dividends are attributable to a permanent establishment that you maintain in the United States. You generally will not be subject to U.S. federal income tax, including withholding tax, on any gain realized upon the sale or exchange of ordinary shares, unless:

•
that gain is effectively connected with the conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ordinary shares, such gain is attributable to a permanent establishment that you maintain in the United States; or

•
you are a nonresident alien individual and are present in the United States for at least 183 days in the taxable year of the sale or other disposition and either (1) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (2) you have a tax home in the United States.

If you are engaged in a U.S. trade or business, unless an applicable tax treaty provides otherwise, the income from your ordinary shares, including dividends and the gain from the disposition of ordinary shares, that is effectively connected with the conduct of that trade or business will generally be subject to the rules applicable to U.S. Holders discussed above. In addition, if you are a corporation, you may be subject to an additional branch profits tax at a rate of 30% or any lower rate under an applicable tax treaty.

U.S. information reporting and backup withholding rules

In general, dividend payments with respect to the ordinary shares and the proceeds received on the sale or other disposition of those ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (1) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (2) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9, W-8BEN or W-8ECI, as applicable. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provide that you furnish the required information to the IRS.

HOLDERS OF OUR ORDINARY SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF THE ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION AND INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.

F.	Dividends and paying agents.

Not applicable.

G.	Statement by experts.

Not applicable.

H.	Documents on display.

We have filed this Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Statements made in this Annual Report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which the Company filed with the Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected and copied at the public reference room of the Securities and Exchange Commission at 100 F. Street N.E., Washington, D.C. 20549.

You can also obtain copies of this Annual Report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F. Street N.E., Washington, D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.

I.	Subsidiaries information.

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in short term money market accounts and certificates of deposit. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign currency risk

Substantially all our revenues and expenses are denominated in Renminbi and a substantial portion of our cash is kept in Renminbi, but a portion of our cash is also kept in U.S. dollars. Although we believe that, in general, our exposure to foreign exchange risks should be limited, the value of our shares will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and the Renminbi appreciates against the U.S. dollar at that time, our financial position and the price of our shares may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our shares or otherwise and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings in China would be reduced.

We have recorded nil foreign exchange gains/loss in net income in year 2006, due to the recent revaluation of the Renminbi against the U.S. dollar by the PRC government. The PRC government may further readjust the current rate at which Renminbi-U.S. dollar exchanges are fixed, as well as re-evaluate its decades-old policy of using a fixed-rate regime to govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.2%, 3.9% and 1.8%, in 2003, 2004 and 2005 respectively. Sustained or increased inflation in China may have an adverse impact on China’s economy, which could affect demand for our products or services or increase our cost of services or operating expenses. As we have not previously operated during a period of significant inflation, we cannot predict with confidence the effect that such inflation may have on our business.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of securities holders have not been materially changed.

ITEM 15.	CONTROLS AND PROCEDURES

Our management has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or Exchange Act, as of the end of the fiscal year covered by this report. Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the fiscal year covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act.

There have not been any change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal year covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

The board of directors believes that Mr. Chi Wei Joong, a member of our audit committee, meets the criteria for an “audit committee financial expert” as established by the U.S. Securities and Exchange Commission.

Mr. Chi Wei Joong will not be deemed an “expert” for any purpose, including, without limitation, for purposes of Section 11 of the U.S. Securities Act of 1933, as amended, as a result of being designated or identified as an audit committee financial expert. The designation or identification of Mr. Chi Wei Joong as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of the audit committee and board of directors in the absence of such designation or identification. The designation or identification of Mr. Chi Wei Joong as an audit committee financial expert does not affect the duties, obligations or liability of any other member of the audit committee or board of directors.

ITEM 16B.	CODE OF ETHICS.

Our board of directors adopted a code of ethics on March 20, 2006 that applies to Yucheng’s directors, officers and employees and to those of its subsidiaries. A copy of the form of the Yucheng code of ethics was filed as Annex G to our registration statement on Form S-4 filed with the Securities and Exchange Commission on March 29, 2006, and with effect as of November 3, 2006.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

(a)	Audit Fees.

The aggregate fees billed for 2005 and 2006 for professional services rendered by KPMG and BDOfor the audit of the annual financial statements of Yucheng were $394,704 and $401,338 respectively.

(b)	Audit — Related Fees

No fees were billed in each of the last two fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (a) of this Item 16C for 2005 and 2006.

(c)	Tax Fees

We did not enter into any engagement in 2005 or 2006 for professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

(d)	All Other Fees

No fees were billed in each of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (b) of this Item 16C for 2005 and 2006.

(e)	Audit Committee Pre-Approval Policies and Procedures.

The Audit Committee is to pre-approve all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act which are approved by the Audit Committee prior to the completion of the audit).

(f)

Not applicable.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

We have not been granted an exemption from the applicable listing standards for the audit committee of our board of directors.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

YUCHENG TECHNOLOGIES LIMITED
AND
SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(With Report of Independent Registered Public Accounting
Firm Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of and Stockholders of
Yucheng Technologies Limited:

We have audited the accompanying consolidated balance sheets of Yucheng Technologies Limited as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yucheng Technologies Limited as of December 31, 2006 and 2005 and the results of its consolidated operations and its cash flows for each of the three years ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

BDO McCabe Lo Limited

/s/ BDO McCabe Lo Limited

Hong Kong
May 11, 2007

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2006 and 2005
(Expressed in Chinese Renminbi)

	2006	2006	2005
	USD	RMB	RMB
	(note 2 (c))
Assets

Current assets:
Cash	12,595,907	98,357,657	42,715,712
Trade accounts receivable, net (note 3)	14,932,874	116,606,333	55,209,183
Costs and estimated earnings in excess of billings on uncompleted contracts (note 4)	2,180,002	17,022,985	7,647,912
Due from related parties (note 22)	49,543	386,867	2,599,256
Inventories	724,212	5,655,156	10,342,872
Precontract costs	205,642	1,605,795	645,557
Deposit for acquisition of businesses (note 5)	5,730,787	44,750,000	7,000,000
Other current assets (note 6)	2,693,846	21,035,434	17,366,990
Deferred income taxes (note 7)	54,760	427,601	576,756
Total current assets	39,167,573	305,847,828	144,104,238

Investments in and advances to affiliates (note 2)	404,853	3,161,376	4,274,875

Office equipment, furniture and motor vehicles	1,718,641	13,420,353	11,345,868
Less: accumulated depreciation	(891,169)	(6,958,874)	(5,548,823)
Net office equipment, furniture and motor vehicles	827,472	6,461,479	5,797,045
Intangible assets, net (note 9)	4,636,819	36,207,527	4,775,449
Other non-current assets	5,812	45,383	52,377
Deferred income taxes (note 7)	18,367	143,426	133,361
Goodwill (note 20)	4,773,343	37,273,607	-
Total assets	49,834,239	389,140,626	159,137,345

See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets (continued)
December 31, 2006 and 2005
(Expressed in Chinese Renminbi)

	2006	2006	2005
	USD	RMB	RMB
	(note 2 (c))
Liabilities and owners’ equity

Current liabilities
Short-term loan (note 11)	4,097,993	32,000,000	12,000,000
Current instalment of long-term loan (note 12)	448,218	3,500,000	1,500,000
Trade accounts payable (note 10)	4,705,328	36,742,492	45,339,380
Billings in excess of costs and estimated earnings on uncompleted contracts (note 4)	125,277	978,248	7,253,880
Employee and payroll accruals	342,101	2,671,365	2,924,712
Dividends payable to ex-owners	4,866,367	38,000,000	5,720,291
Income taxes payable	543,076	4,240,717	3,332,128
Due to related parties (note 22)	116,274	907,948	5,407,949
Other current liabilities (note 13)	2,840,126	22,177,691	18,068,763
Total current liabilities	18,084,760	141,218,461	101,547,103

Long-term loan (note 12)	-	-	3,500,000
Deferred income taxes (note 7)	677,796	5,292,707	491,497
Total liabilities	18,762,556	146,511,168	105,538,600
Minority interests (note 14)	-	-	-
Commitments and contingencies (note 15)
Owners’ equity
Preferred stock, $0.0001 par value, authorised 2,000,000 shares and none issued;
Common stock, $0.0001 par value, authorised 60,000,000 shares; 9,528,320 shares and none Issued and outstanding as of December 31, 2006 and both of December 31, 2005 and 2004 (note 1)	2,561,403	20,001,229	20,000,000
Additional paid-in capital	22,596,713	176,450,960	13,000
Reserves (note 16)	2,431,281	18,985,144	11,575,964
Retained earnings	3,500,112	27,331,325	22,009,781
Accumulated other comprehensive loss (note 19)	(17,826)	(139,200)	-
Total owners’ equity	31,071,683	242,629,458	53,598,745
Total liabilities and owners’ equity	49,834,239	389,140,626	159,137,345

See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Income
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

	2006	2006	2005	2004
	USD	RMB	RMB	RMB
	(note 2 (c))
Revenues:
System integration	24,359,348	190,214,841	116,219,840	199,832,437
Software development	8,619,783	67,309,300	39,482,048	17,489,302
e-Channels solution	1,687,476	13,176,993	-	-
IT consulting	-	-	6,674,139	18,751,483
Maintenance and support	1,870,249	14,604,215	12,464,029	2,485,301
Agency fees	556,440	4,345,076	2,486,624	6,324,038
Total revenues	37,093,296	289,650,425	177,326,680	244,882,561

Cost of revenues:
System integration	(22,017,235)	(171,925,981)	(107,327,345)	(176,817,463)
Software development	(4,186,120)	(32,688,159)	(19,571,079)	(7,494,725)
e-Channels solutions	(390,890)	(3,052,348)	-	-
IT consulting	-	-	(3,762,060)	(7,584,019)
Maintenance and support	(981,717)	(7,665,935)	(2,424,429)	(364,742)
Total cost of revenues	(27,575,962)	(215,332,423)	(133,084,913)	(192,260,949)
Gross profit	9,517,334	74,318,002	44,241,767	52,621,612

Operating expenses:
Research and development	(115,491)	(901,833)	(352,059)	(694,653)
Selling and marketing	(1,791,558)	(13,989,741)	(11,180,831)	(14,452,765)
General and administrative	(2,219,382)	(17,330,492)	(14,920,621)	(14,731,663)
Subsidies and value-added tax refunds (note 18)	404,723	3,160,363	1,008,272	309,419
Total operating expenses	(3,721,708)	(29,061,703)	(25,445,239)	(29,569,662)

Other income (expenses):
Interest income	14,977	116,954	141,680	156,850
Interest expense	(161,698)	(1,262,652)	(617,684)	(224,483)
Equity in loss of affiliates	(17,287)	(134,987)	(758,609)	(444,898)
Other income (expense), net	3,403	26,576	431,714	111,624
Income before minority interests and income taxes	5,635,021	44,002,190	17,993,629	22,651,043
Minority interests (note 14)	-	-	-	(260,550)
Income before income taxes	5,635,021	44,002,190	17,993,629	22,390,493
Income tax expense (note 7)	(418,951)	(3,271,466)	(3,463,029)	(1,809,691)
Net income	5,216,070	40,730,724	14,530,600	20,580,802
Earnings Per Share (note 8) - Basic and Fully Diluted	USD0.64	RMB5.02	RMB3.87	RMB5.48
Weighted average common shares outstanding - Basic and Fully Diluted	USD0.51	RMB3.96	RMB3.87	RMB5.48

See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Owners’ Equity
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

	Common shares		Additional			Accumulated other	Total
	Shares	Amount RMB	paid-in capital RMB	Reserves RMB	Retained earnings RMB	comprehensive loss RMB	shareholders’ equity RMB	Comprehensive Income RMB

Balance as at January 1, 2004	-	20,000,000	13,000	3,695,304	8,879,039	-	32,587,343	-
Net income	-	-	-	-	20,580,802	-	20,580,802	20,580,802
Transfer to reserves	-	-	-	4,595,066	(4,595,066)	-	-	-
Dividend appropriation	-	-	-	-	(12,000,000)	-	(12,000,000)	-
Balance as at December 31, 2004	-	20,000,000	13,000	8,290,370	12,864,775	-	41,168,145	20,580,802
Net income	-	-	-	-	14,530,600	-	14,530,600	14,530,600
Transfer to reserves	-	-	-	3,285,594	(3,285,594)	-	-	-
Dividend appropriation	-	-	-	-	(2,100,000)	-	(2,100,000)	-
Balance as at December 31, 2005	-	20,000,000	13,000	11,575,964	22,009,781	-	53,598,745	14,530,600

Recapitalisation in connection with the Share Exchange Transactions (note 1)	7,954,484	-	126,221,524	-	-	-	126,221,524	-
Deemed distribution (note 1)	-	-	(21,332,463)	-	-	-	(21,332,463)	-
Net income	-	-	-	-	40,730,724	-	40,730,724	40,730,724
Issuance on acquisition of a Subsidiary	1,573,836	1,229	71,548,899	-	-	-	71,550,128	-
Transfer to reserves	-	-	-	7,409,180	(7,409,180)	-	-	-
Dividend appropriation	-	-	-	-	(28,000,000)	-	(28,000,000)	-
Foreign currency translation adjustment	-	-	-	-	-	(139,200)	(139,200)	(139,200)
Balance as at December 31, 2006	9,528,320	20,001,229	176,450,960	18,985,144	27,331,325	(139,200)	242,629,458	40,591,524
In US $ (note 2 (c))		2,561,403	22,596,713	2,431,281	3,500,112	(17,826)	31,071,683	5,198,243

See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

	2006	2006	2005	2004
	USD	RMB	RMB	RMB
	(note 2 (c))
Cash flows from operating activities:

Net income	5,216,070	40,730,724	14,530,601	20,580,802

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	466,708	3,644,380	3,347,961	2,002,677
Loss on disposal fixed assets	7,218	56,368	-	-
Loss on disposal of subsidiary	26,240	204,902	-	-
Loss on disposal of affiliate	3,356	26,208	-	-
Minority interests	-	-	-	260,550
Share of losses of affiliates	17,287	134,987	758,609	444,898
Increase in trade accounts receivable	(6,124,293)	(47,822,765)	(5,926,332)	(30,302,827)
Decrease(increase) in costs and estimated earnings in excess of billings on uncompleted contracts	118,804	927,703	(5,901,616)	1,645,769
Decrease(increase) in due from related parties	283,324	2,212,389	(2,856,337)	(231,282)
Decrease(increase) in inventories	739,328	5,773,191	(5,198,200)	8,591,288
(Increase)decrease in precontract costs	(113,005)	(882,423)	1,208,879	(1,351,123)
Increase in other current assets	(63,395)	(495,033)	(9,876,524)	(3,015,038)
Decrease(increase) in current deferred tax assets	19,101	149,155	53,742	(518,690)
Increase in non-current deferred tax assets	(1,289)	(10,065)	(30,195)	(30,195)
(Decrease)increase in trade accounts payable	(1,339,770)	(10,461,863)	23,182,526	8,013,934
Decrease in billings in excess of costs and estimated earnings on uncompleted contracts	(803,832)	(6,276,883)	(439,356)	(2,305,879)
(Decrease)increase in employee and payroll accruals	(32,444)	(253,347)	(3,590,846)	914,308
Increase in income taxes payable	13,803	107,785	1,874,169	368,246
Increase (decrease) in other current liabilities	(155,757)	(1,216,259)	3,449,075	(7,556,009)
(Decrease)increase in non-current deferred tax liabilities	(1,110)	(8,664)	219,748	236,020
Net cash provided by (used in) operating activities	(1,723,656)	(13,459,510)	14,805,904	(2,252,551)

See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

	2006	2006	2005	2004
	USD	RMB	RMB	RMB
	(note 2 (c))
Cash flows from investing activities:
Capital expenditure	(369,455)	(2,884,970)	(5,367,706)	(3,942,748)
Payments for lending to third party	-	-	(1,250,000)	-
Payment of purchase of subsidiary	(998,000)	(7,793,085)	-	-
Deposit paid for acquisition of businesses	(5,730,787)	(44,750,000)	(7,000,000)	-
Advances to affiliates	(3,006)	(23,464)	(437,892)	(730,595)
Collection of advances to affiliates	-	-	500,000	32,450
Proceeds from disposal of fixed assets	640	5,000	-	-
Proceeds from disposal of affiliate	164,203	1,282,212	-	-
Proceeds from disposal of subsidiary	13,444	104,977	-	-
Net cash used in investing activities	(6,922,961)	(54,059,330)	(13,555,598)	(4,640,893)
Cash flows from financing activities:
Net cash flow from the Share Exchange Transaction, net of transaction costs	17,699,942	138,213,541	-	-
Deemed distribution	(2,731,884)	(21,332,463)	-	-
Proceeds from bank borrowings	2,561,246	20,000,000	25,000,000	12,000,000
(Repayment)proceeds from borrowing from ex-owner	(512,249)	(4,000,000)	4,000,000	-
Proceeds from borrowing from affiliates	-	-	-	2,722,462
Repayments of borrowings from affiliates	(64,031)	(500,001)	(950,000)	(864,513)
Repayments of bank borrowings	(448,218)	(3,500,000)	(20,000,000)	-
Proceeds from loan from a business to be acquired	-	-	2,976,000	-
Dividends paid to ex-owners	(732,554)	(5,720,291)	(8,379,710)	-
Dividends paid to minority interests	-	-	(1,011,493)	-
Net cash provided by financing activities	15,772,252	123,160,786	1,634,797	13,857,949
Net increase in cash	7,125,635	55,641,946	2,885,103	6,964,505
Cash at beginning of year	5,470,272	42,715,712	39,830,609	32,866,104
Cash at end of year	12,595,907	98,357,658	42,715,712	39,830,609

Interest paid	161,698	1,262,652	617,684	113,682
Income taxes paid	358,115	2,796,415	1,337,313	1,754,310

See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

1	Organization and description of business

Yucheng Technologies Limited (“Yucheng”), incorporated on November 24, 2006 under the laws of the British Virgin Islands, and its subsidiaries are engaged in systems integration, software development, information technology (“IT”) consulting and training services, maintenance and support, technology development, sales of self-developed IT products, computer software, hardware and peripheral equipment, communication equipment and undertaking computer network projects. Its major customers are first tier state-owned commercial banks in China.

At December 31, 2006, 2005 and 2004, details of Yucheng’s subsidiaries (collectively with Yucheng referred to as the “Group”) are as follows:

Name	Date of incorporation or establishment	Place of incorporation or establishment	Percentage of ownership			Principal activity
			2006	2005	2004
Port Wing Development Co., Ltd. (“e-Channels BVI”)	November 3, 2005	British Virgin Islands (“BVI”)	100%	N/A	N/A	Investment holding

Ahead Billion Venture Ltd(Sihitech BVI)	November 3, 2005	BVI	100%	N/A	N/A	Investment holding

Beijing Yuxinyicheng Technologies Limited (“Yuxinyicheng”)	October 19, 2006	People’s Republic of China (“PRC”)	100%	N/A	N/A	System integration, software development, information technology consulting, maintenance and support.

Beijing e-Channels Century Technology Co., Ltd. (“e-Channels”)	February 5, 2001	PRC	100%	N/A	N/A
Technology development, technology transfer, consulting and training services, sales of self-developed products, computer software, hardware and peripheral equipment, communication equipment and undertaking computer network projects.

Beijing Sihitech Technology Co., Ltd (“Beijing Sihitech”)	June 16, 1999	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

Name	Date of incorporation or establishment	Place of incorporation or establishment	Percentage of ownership			Principal activity
			2006	2005	2004
Beijing Sihitech Software Co., Ltd. (“Beijing Software”)	January 28, 2002	PRC	100%	100%	80%	System integration, software development, information technology consulting, maintenance and support.
Shanghai Sihitech Technology Co., Ltd. (“Shanghai Sihitech”)	June 20, 2001	PRC	100%	100%	80%	System integration, software development, information technology consulting, maintenance and support.
Shanghai Sihitech Software Co., Ltd. (“Shanghai Software”)	May 28, 2005	PRC	100%	100%	N/A	System integration, software development, information technology consulting, maintenance and support.
Beijing Sihitech Information Consulting Co., Ltd. (“Sihitech Consulting”)	April 12, 2001	PRC	-	100%	100%	Information technology consulting.
Guangzhou Sihitech Technology Co., Ltd. (“Guangzhou Sihitech”)	January 5, 2000	PRC	100%	100%	80%	System integration, software development, information technology consulting, maintenance and support.

The IT industry is characterized by rapid technological change and competitive pricing pressures. The Group financial results are affected by a wide variety of factors, including general economic conditions in the local market, economic conditions specific to the IT industry, technological and creative skills of its personnel, the timely development of new products and the ability to safeguard patents and intellectual property in a rapidly evolving market. As a result, the Group may experience significant period-to-period fluctuations in future operating results due to the factors mentioned above or other factors.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

The majority of the revenues of the Group are from customers who are concentrated in the financial services industry in China. Any unfavourable economic conditions affecting the local financial services industry could have a material adverse effect on the Group’s future financial position and results of operations.

The trade accounts receivable of the Group includes amounts due from banks and IT service companies. The Group performs ongoing credit evaluations of its customers (see Note 2 (e)). Sales to the Group's largest bank customer and its subsidiaries were approximately 54.0%, 61.2%, and 67.8% of revenues in 2006, 2005 and 2004, respectively. The Group’s total revenue from its largest bank customer in 2006 results from 140 separate and independent contracts, the largest of which accounts for 30.0% of revenue from the bank’s head office, as well as 12.6% and 5.2% of revenue from the Agricultural Bank of China Head Office and the CITIC Bank. Accounts receivable as at December 31, 2006 and 2005 included receivables from the largest bank customer and its subsidiaries totalling RMB 53.6 million and RMB 51.1 million, respectively.

The Share Exchange Transactions

On December 20, 2005, China Unistone Acquisition Corporation (“CUAC”) entered into a Stock Purchase Agreement with Sihitech BVI and e-Channels BVI and all stockholders of Sihitech BVI and e-Channels BVI for CUAC’s acquisition of Sihitech BVI and e-Channels BVI. For the acquisition, CUAC formed its wholly owned subsidiary, Yucheng. On November 24, 2006, the closing date of the acquisition (the “Closing Date”), CUAC merged with and into Yucheng for the purpose of redomestication out of the United States of America. The redomestication merger was achieved by a one-for-one exchange of all the outstanding common stock of CUAC for common stock of Yucheng and the assumption of all the rights and obligations of CUAC by Yucheng, including assumption of the outstanding warrants of CUAC. Immediately after the redomestication merger, Yucheng acquired all the common stock of Sihitech BVI and e-Channels BVI by the issuance of shares and payments of cash consideration to the shareholders of Sihitech BVI (“Sihitech BVI Shareholders) and of e-Channels BVI (“e-Channels BVI Shareholders”) or their designee, making them wholly owned subsidiaries (the “Share Exchange Transactions”).

Sihitech BVI Shareholders and their designee were paid an aggregate of US2,731,884 in cash, using the funds held in the trust account of CUAC, and were issued an aggregate of 3,754,484 ordinary shares of Yucheng for all the outstanding common stock of Sihitech BVI. This transaction was accounted for as a recapitalisation of Sihitech BVI. Since Yucheng is not an operating company, this transaction is treated as the issuance of shares of Sihitech BVI for the net tangible assets (consisting principally of cash and short-term investments) of Yucheng. The carrying value of the assets of Yucheng approximates their fair value, therefore, no "purchase accounting" fair value adjustments were required and no goodwill has been recorded in this portion of this transaction. The payment of the cash consideration is accounted for as a deemed distribution.

e-Channels BVI Shareholders and their designee were paid an aggregate of US1,268,116 in cash, using the funds held in the trust account of CUAC, and were issued an aggregate of 1,573,836 shares of common stock of Yucheng for all the outstanding common stock of e-Channels BVI. This Transaction, between the recapitalized Sihitech BVI and e-Channels BVI, was accounting for using the purchase method of accounting with Sihitech BVI treated as the accounting acquiror.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

As a result of the Share Exchange Transactions the historical financial statements of Yucheng for the periods prior to the Closing Date are those of Sihitech and its subsidiaries and all references to the consolidated financial statements of Yucheng apply to the historical consolidated financial statements of Sihitech and its subsidiaries prior to the Closing Date and the consolidated financial statements of Yucheng and its subsidiaries subsequent to the Closing Date. Yucheng’s equity components are stated in terms of Sihitech before the Closing Date, with an adjustment to reflect the effect of the recapitalisation on the equity components at the Closing Date.

The aggregate consideration paid at the Closing Date were $4,000,000 and 5,328,320 common shares of Yucheng. Of the $4,000,000, as security for the indemnification obligations of Sihitech BVI Shareholders and e-Channels BVI Shareholders, $250,000 was held back by Yucheng for 12 months after the Closing Date and paid subject to continued retention if there is a pending claim. The holdback amount is not a limitation on the indemnification amounts, which are generally limited to the full consideration paid.

Of the total number of shares issued at the Closing Date, an aggregate of 773,045 shares of common stock issued to Sihitech BVI Shareholders are subject to return and cancellation if the net profit as shown in the audited consolidated financial statements of Yucheng prepared in accordance with the generally accepted accounting principles in the United States of America (“US GAAP”) for the year ended December 31, 2006 plus all compliance expenses of being public is less than US $6,073,941. Pursuant to the supplemental agreement dated May 9, 2007, this clause has been amended scuh that the 773,045 shares are subject for return and cancellation if the proforma table in the notes to the audited consolidated financial statements of Sihitech and its subsidiaries and e-Channels under US GAAP for the year ended December 31, 2006 is lower than US $6,073,941. As of December 31, 2006, Yucheng does not consider the above contingency to be probable and accordingly, no adjustment for the purchase price in respect to the 773,045 shares of common stock was recorded in the consolidated financial statements of Yucheng for the year ended December 31, 2006.

Additional purchase price payment will be made to Sihitech BVI Shareholders, e-Channels BVI Shareholders and their designee up to an amount of US $10,000,000 if either of the following occurs during any fiscal years of Yucheng after the Closing Date until December 31, 2009 from funds generated in the additional financing or from appreciate of the stock price of Yucheng as described below:

(1)
Yucheng will pay an additional US $5,000,000 to Sihitech BVI Shareholders, e-Channels BVI Shareholders and their designee if Yucheng receives at least US $34,500,000 in gross proceeds in additional financing, including from the exercise of outstanding public warrants, the successful completion of a secondary offering, or a private investment by a strategic investor; or

(2)
Yucheng will pay an additional US $1,000,000 if the average closing price of the stock of Yucheng in any sixty consecutive trading days of 2006 is above US $10.00; US $2,000,000 if the average closing price of the stock of Yucheng in any sixty consecutive trading days of 2007 is above US $12.00; and US $3,000,000 if the average closing price of the stock of Yucheng in any sixty consecutive trading days of 2008 is above US $14.40.

Notwithstanding the foregoing, the maximum paid under the above events shall not be more than US $10,000,000.

As of December 31, 2006, Yucheng does not consider the outcome of the above contingencies to be probable and accordingly, no adjustment for the contingent purchase price payments was recorded in the financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

Additional common shares, on an all-or-none basis, may be issued to the management team of Yucheng, the composition of which shall be decided by the Board of Directors of Yucheng but shall include the Chairman of the Board, the Chief Executive Officer and the Chief Operation Officer of Yucheng, aggregating 952,832 common shares each year for four years beginning in 2008, if the Group achieves net profits for the prior year indicated in the following amounts according to the financial statements audited each year in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). If the net profits of the Group are not achieved, the obligation of Yucheng to issue the common shares for that year is terminated, with no effect on subsequent years.

Year ending December 31,	Net Profit
2007	US $	8.5 million
2008	US $	11.9 million
2009	US $	16.7 million
2010	US $	23.3 million

2	Summary of significant accounting policies and practices

The consolidated financial statements have been prepared in accordance with US GAAP.

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of Yucheng and its subsidiaries. All significant inter-company transactions and balances are eliminated upon consolidation. Investments in operating companies in which Yucheng has the ability to exercise significant influence, which is normally indicated by a 20% to 50% interest, are accounted for under the equity method. Yucheng’s share of these companies’ earnings or losses is included in the consolidated statement of operations as equity in earnings of associated company.

(b)	Use of estimates

The preparation of the consolidated financial statements requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amounts of office equipment, furniture and motor vehicles, intangible assets, valuation allowances for receivables and inventories, percentage of completion calculations relating to revenue recognition, precontract costs, capitalized software costs and valuation of deferred tax assets. Actual results could differ from those estimates.

(c)	Convenience translation into United States dollars

The consolidated financial statements are presented in Chinese Renminbi (“RMB”). The translation of RMB amounts into United States dollars has been made for the convenience of the reader and has been made at the exchange rate quoted by the People’s Bank of China on December 31, 2006 of RMB7.8087 to US $1.00. Such translation amounts should not be construed as representations that the RMB amounts could be readily converted into United States dollars at that rate or any other rate.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

(d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(e)	Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for bad debt losses is estimated by management based on individual accounts receivable which show signs of uncollectibility and an ageing analysis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

(f)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method (FIFO). Inventories consist of IT hardware equipment, all of which are finished goods.

(g)	Office equipment, furniture and motor vehicles

Office equipment, furniture and motor vehicles are stated at cost less accumulated depreciation and impairment losses (refer to accounting policy (i)). Depreciation is calculated on the straight-line method over the estimated useful lives of the assets as follows:

Estimated useful life
Office equipment	5 years
Furniture	5 years
Motor vehicles	5 years
Leasehold improvements	Shorter of lease terms or 5 years

(h)	Intangible assets

(i) Cost of intangible assets

Intangible assets consist primarily of capitalized costs for computer software, customer relationships and other technology. Intangible assets are stated at cost or fair value less accumulated amortization and any impairment write-downs. Fair value of identifiable intangible assets is estimated based upon discounted future cash flow projections.

The Group capitalizes development costs for marketable software incurred from the time of technological feasibility until the software is ready for use in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed. All costs to establish technological feasibility of a computer product to be sold, leased or otherwise marketed are charged to research and development expense as incurred. Technological feasibility is established through completeness of the working model and its consistency with the product design. Costs incurred for modification, components of large products, and enhancements are expensed. As the working model is normally built during the process of project implementation for clients, there are no high-risk development issues.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

Under the provisions of SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the Group capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and management has authorized further funding for the project which it deems probable of completion and use for the function intended. Technological feasibility is established upon completeness of the product design and planning phases indicating that product can be built by existing technology and tools. Capitalized internal-use software costs include only (1) external direct costs of materials and services consumed in developing or obtaining the software, (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the project, and (3) interest costs incurred, when material, while developing the software. Capitalization of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

Research and development costs and other computer software maintenance costs related to software development are expensed as incurred.

The consolidated financial statements include intangibles obtained through acquisition of a subsidiary at RMB32,178,383 as of December 31, 2006, whose values have been estimated by the management in the absence of ready ascertainable market values. However, because of the inherent uncertainty of the valuation, it is reasonably possible that those estimated values may differ significantly from the values that would have been used had a ready market for these intangible assets existed, and the differences could be material to the consolidated financial statements.

(ii)  Amortization

The Group amortizes capitalized software development costs for marketable software on a product-by-product basis. The annual amortization is the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product including the period being reported upon.

Purchased computer software and capitalized computer software costs for internal use are amortized on a straight-line basis over their estimated useful lives, and are monitored on a regular basis to assess that the amortization method is still appropriate and the remaining estimated life of the asset is reasonable.

Customer relationships and other technology are amortized on a straight-line basis over their estimated economic useful lives.

The estimated useful lives are as follows:

Estimated useful life
Software development costs
• Internal-usesoftware	3 years
• Marketable software	3 years
Customer relationships	3 years
Other technology	3-5 years
Purchased software	5-10 years

The straight-line method of amortization reflects an appropriate allocation of the cost of the intangible assets to earnings in proportion to the amount of economic benefits obtained by the Group in each reporting period.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

(i)	Impairment of long-lived assets

The Group evaluates for impairment its long-lived assets to be held and used, including office equipment and motor vehicles, intangible assets and other non-current assets, when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimate undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value.

Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of carrying amount or estimated fair value less the cost to sell, and are no longer depreciated.

Judgments and assumptions are inherent in management’s estimate of undiscounted future cash flows used to determine recoverability of an asset and the estimate of an asset’s fair value used to calculate the amount of impairment to recognize. The use of alternate judgments and/or assumptions could result in the recognition of different levels of impairment charges in the consolidated financial statements.

(j)	Goodwill

Goodwill represents the excess of the purchase price and related costs over the valued assigned to net tangible and identifiable intangible assets of business acquired and accounted for under the purchase method.

The Group accounted for the acquisition of e-Channels BVI as described in Note 1 in accordance with SFAS No. 141 Business Combinations, which resulted in the recognition of goodwill. Goodwill represents the excess of acquisition cost over the estimated fair value of the net assets acquired as of November 24, 2006. The portion of the purchase price allocated to goodwill was RMB37,273,607.

In accordance with SFAS No. 142 Goodwill and Other Tangible Assets, the impairment evaluation of goodwill is conducted annually, or more frequently, if events or changes in circumstances indicate that an asset might be impaired. The evaluation is performed by using a two-step process. In the first step, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair of the reporting unit is generally determined on the basis of discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of the second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and are consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions.

(k)	Trade accounts payable and other payables

Trade accounts payable and other payables are stated at cost, which approximates their fair value.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

(l)	Revenue recognition

The Group generates revenues primarily from system integration, software development, IT consulting, maintenance and support and agency services. Revenue is recognized as follows:

i)
System integration services - System integration services mainly consist of value added services of planning, designing, installing, integrating and testing of hardware sold to customers. Revenue from system integration services is recognized in accordance with SAB Topic 13, Revenue Recognition, when the following conditions are all met: persuasive evidence of an arrangement exists, system integration services have been rendered and products have been delivered and accepted, the price is fixed or determinable and, collectibility is reasonably assured. Customers’ sign-off on a Testing and Acceptance Form evidences their acceptance of the system integration work being completed at which time revenue is recognized. The contract revenue and related costs are deferred if the Testing and Acceptance Form is not duly signed by both parties. The Group does not recognize system integration services revenue on a percentage of completion basis. The Group’s system integration services revenue recognition policy does not differ between its integration services involving servers, network equipment or storage.

ii)
Software development services - Software development services mainly consist of significant production, modification, or customization of software according to customers’ request. In accordance with SOP 97-2, Software Revenue Recognition, the entire arrangement is accounted for in conformity with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, using contract accounting on the percentage of completion method based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Normally, the receipt of the signed customer contract does not occur at the inception of the arrangement, but rather during the time in which the Group is providing its software development services. Consequently, costs incurred on the arrangement prior to the receipt of the signed customer contract are capitalized on the balance sheet as precontract costs to the extent permitted by SOP 81-1, as modified by SOP 98-5, “Reporting on the Costs of Start-Up Activities”. Allowances for estimated losses on uncompleted contracts are made in the period in which such losses are first determined in the amount of the estimated loss on the entire contract.

Costs and estimated earnings in excess of billings on uncompleted contracts consist of recognized recoverable costs and accrued profits on contracts for which billings had not been presented to customers as of the balance sheet date. Billings in excess of revenue recognized for which payments have been received are deferred until the applicable revenue recognition criteria have been met.

iii)
Revenue from e-Channels solutions services - In accordance with SOP 97-2, Software Revenue Recognition, the entire arrangement is accounted for in conformity with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, using contract accounting on the percentage of completion method based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract. The Group commences revenue recognition when all of the following conditions have been met: pervasive evidence of an arrangement exists, services have been rendered or products have been delivered, the price is fixed or determinable, collectibility is reasonably assured, and sufficient information has been obtained to reasonably estimate the outcome of the projects. Normally, the receipt of the signed customer contract does not occur at the inception of the arrangement, but rather during the time in which the Group is providing its software development services.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

Consequently, costs incurred on the arrangement prior to the receipt of the signed customer contract are capitalized on the balance sheet as precontract costs to the extent permitted by SOP 81-1, as modified by SOP 98-5, “Reporting on the Costs of Start-Up Activities”. Allowances for estimated losses on uncompleted contracts are made in the period in which such losses are first determined in the amount of the estimated loss on the entire contract.

iv)
IT consulting services - In terms of the nature of deliverables, contract terms, and the rights and obligations of the company and the customer, there are no differences between IT consulting services and software development services. IT consulting services are those software development projects with a pre-designed and pre-determined architecture and blue-print provided by the banking clients, in which the Group’s consultants conduct coding, testing, and implementing work. Revenue from IT consulting services are also recognized based on SOP 97-2, using contract accounting on the percentage of completion method based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract. The Group commences revenue recognition when all the following conditions are met: persuasive evidence of an arrangement exists, services have been rendered or products have been delivered, the price is fixed or determinable, collectibility is reasonably assured and the Group has sufficient information to reasonably estimate the outcome of the projects. Normally, the receipt of the signed customer contract does not occur at the inception of the arrangement, but rather during the time in which the Group is providing its IT consulting services. Consequently, costs incurred on the arrangement prior to the receipt of the signed customer contract are capitalized on the balance sheet as precontract costs to the extent permitted by SOP 81-1, as modified by SOP 98-5. Allowances for estimated losses on uncompleted contracts are made in the period in which such losses are first determined in the amount of the estimated loss on the entire contract.

v)
Maintenance and support services - Fees for these services, which are normally one year contracts, are recognised under the straight-line method over the life of the contract, provided that all other revenue recognition criteria have been met.

vi)
Agency services - Other than system integration services the Group provides to its banking clients, the Group also sells IT equipment to banks through other system integrators because of its capability of obtaining better pricing with original IT manufacturers. Under this kind of commercial arrangement, the customers are these system integrators as stipulated in the contracts. As its services to the end users are limited to passing the IT equipment to other system integrators, the Group treats this kind of sales as agency sales and records the net difference between the amount it bills to system integrators and the fees charged by third party IT manufacturers as revenue. The Group considered the criteria set out in EITF 99-19 in determining whether it should recognise such revenues at gross or net of revenue. The Group believes that based on its arrangement with the system integrators, end users (banks) and the third party IT manufacturers, the net approach is appropriate as the Group is not the primary obligor to the end users, does not take general inventory risk, does not have latitude in establishing price and does not have discretion in supplier selection with respect to the IT equipment or software delivered to end users.

The Group generally does not grant right-of-return to its customers.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

(m)	Precontract costs

Due to the business environment in which the Group operates, it is common practice that the Group commences the software development or IT consulting project for its banking clients without commercial contracts being signed. If the contracts are not obtained during the reporting period where implementation costs have been incurred, the Group defers revenue recognition for the related contracts until contracts are obtained. In accordance with SOP 81-1, as modified by SOP 98-5, costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained, including cost of equipment, direct labour costs, and other ancillary costs, are deferred until receipt of the signed contract, and are then included in contract costs or inventory. Such deferred costs, subject to their not being related to costs of start-up activities, are evaluated periodically for probability of recoverability. If deemed unrecoverable, deferred costs are expensed to operating expenses.

Costs of start-up activities, including organization costs, are expensed as incurred.

Costs incurred for assets, such as costs for the purchase of materials, production equipment, or supplies that are expected to be used in connection with anticipated contracts are deferred outside the contract cost or inventory classification if their recovery from future contract revenue or from other dispositions of the assets is considered probable.

(n)	Research and development costs

Research and development costs include payroll, employee benefits, and other headcount-related costs associated with product development. The Group records expenditure incurred before technological feasibility is established into research and development cost and capitalizes expenditures incurred after that point into the cost of intangible assets. Research and development costs were RMB 2,205,598, RMB 2,460,630 and RMB 2,268,120 in 2006, 2005 and 2004, respectively, among which RMB 1,366,547,RMB 2,108,571 and RMB 1,573,467 were capitalized in 2006, 2005 and 2004.

(o)	Retirement benefits

Pursuant to the relevant laws and regulations in the PRC, the Group participates in a defined contribution retirement plan for its employees arranged by a governmental organization. The Group makes contributions to the retirement scheme at the applicable rate based on the employees’ salaries. The required contributions under the retirement plans are charged to the consolidated income statement on an accrual basis when they are due. The Group’s contributions totaled RMB 2,487,449, RMB 2,045,686 and RMB 1,492,076 in 2006, 2005 and 2004, respectively.

(p)	Interest

Interest costs are expensed as incurred, except for those capitalized that are directly attributable to the acquisition, construction or production of qualifying assets. No interest costs were capitalized for each of the years in the three-year period ended December 31, 2006.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

(q)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(r)	Government subsidies

Government subsidies are recognized when received and when all the conditions for their receipt have been met. Such amounts are included as a credit in the operating expense section of the consolidated statement of income.

(s)	Tax refunds

Pursuant to the laws and regulations of the PRC, the Group is entitled to a refund of the 14.0% value-added tax (“VAT”) for certain self-developed software products. The Group recognizes the VAT refunds at the same time as the revenues from sales of the related enterprise software products. VAT refunds are included as a credit in the operating expense section of the consolidated statement of income.

(t)	Operating leases

Where the Group has the use of assets under operating leases, payments made under the leases are recognised in the consolidated statement of income on a straight-line basis over the terms of the leases. Lease incentives received are recognised in the consolidated statement of income as an integral part of the total lease payments made.

(u)	Financial instruments

Exposure to credit and interest rates arises in the normal course of the Group’s business. Financial assets of the Group include cash and trade accounts receivable, other receivables and amounts due from related parties. Financial liabilities of the Group include trade accounts payable and other payables, short-term loans, employee and payroll accruals and amounts due to related parties. Adjustments are made for financial assets if their carrying amount exceeds the value realizable in the foreseeable future. Financial liabilities are stated at their carrying amounts.

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and trade accounts receivable. The Group’s cash is maintained with high quality financial institutions and the composition and maturities are regularly monitored by management. Generally, any cash equivalents may be redeemed upon demand and bear minimal risk.

The fair values of the above noted financial assets and financial liabilities are not materially different from their carrying amounts.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

The trade accounts receivable of the Group includes amounts due from banks and IT service companies. The Group generally does not require collateral. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection. The Group performs ongoing credit evaluations of its customers (refer to accounting policy (e)).

The Group has no off-balance sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

(v)	Investments in and advances to affiliated companies

The equity method of accounting is used for investments in affiliated companies for which the Group has the ability to exercise significant influence, but does not have a controlling financial interest. Investments in affiliated companies accounted for under the equity method consist of a 50% equity interest in Beijing Hengli Plastic Machinery Co., Ltd. (“Hengli”), a plastic mould manufacturing company, a 50% equity interest in Shanghai Sihitech Sanjian Technology Co., Ltd. (“Sanjian”), a software and hardware technology company, and a 35% equity interest in Beijing Sihitech Shuyi Technology Co., Ltd. (“Shuyi”), a software and hardware technology company. Prior to April 2003, Beijing Sihitech also accounted for its 50% equity interest in Guangzhou Sihitech under the equity method.

As at December 31, 2005 and 2004, there was no amount of excess of cost over the Group’s share of net assets of affiliated companies.

None of the affiliated companies provided products or services to the Group in 2006, 2005 and 2004.

On December 12, 2005, all of the owners of Shuyi have agreed to transfer their ownership interests in Shuyi to other individuals.

The carrying amounts of the investments in and advances to affiliates at December 31, 2006 and 2005 are as follows:

Affiliates

	2006	2006	2005
	USD	RMB	RMB
Hengli	279,915	2,185,770	2,241,771
Sanjian	124,938	975,606	1,031,127
Shuyi	-	-	1,001,977
Total	404,853	3,161,376	4,274,875

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

Summary combined financial information for the affiliates as of and for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2006	2005	2004
	USD	RMB	RMB	RMB
Financial position
Current assets	446,401	3,485,813	5,170,012	5,758,031
Property, plant
and equipment, net	395,939	3,091,770	3,819,195	4,502,185
Other non-current assets	1,297	10,130	88,880	25,330
Total assets	843,637	6,587,713	9,078,087	10,285,546
Current liabilities	110,787	865,105	1,037,995	1,196,300
Total liabilities	110,787	865,105	1,037,995	1,196,300
Owners’ equity	732,850	5,722,608	8,040,092	9,089,246
Total liabilities and equity	843,637	6,587,713	9,078,087	10,285,546

Results of operations
Sales	-	-	1,079,698	165,226
Operating loss	(34,573)	(269,973)	(1,089,799)	(1,006,627)
Net loss	(34,573)	(269,973)	(1,120,304)	(983,050)

(w)	Share-based compensation

Yucheng has adopted Statement of financial Accounting Standard (“SFAS”) No. 123 (revised 2004) (“SFAS No. 123(R)”), “Share-Based Payments”, which requires that share-based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

(x)	Segment Information

The Group believes that it operates in one business segment.  Management does view the business as consisting of six revenues streams (System integration, software development, e-Channels solution, IT consulting, maintenance and support and agency fees ); however it is not possible to attribute assets or indirect costs to the individual streams other than certain direct expenses.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

(y)	Net earnings per common share

The Group computes net earnings per common share in accordance with SFAS No. 128 Earnings per Share. Under the provisions of SFAS No. 128, basic earnings per common share is computed by dividing the net earnings available to common shareholders for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net earnings per share gives effect to common stock equivalents, however; potential common stock in the diluted net earning per common share computation is excluded in net loss periods if their effect is anti-dilutive.

(z)	Recently Issued Accounting Standards

In March 2006, EITF 06-03 How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation) was issued. EITF 06-03 provides guidance on how to account for any tax assessed by a governmental authority that is imposed concurrent with a revenue producing transaction between a seller and a customer. EITF 06-03 is effective for the first interim reporting period beginning after December 15, 2006. EITF 06-03 is expected to have no impact on the Group’s financial position, results of operations or cash flows.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty recognized in income taxes in an enterprise’s financial statements in accordance with SFAS 109. FIN 48 provides a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Group has not yet determined the impact of FIN 48 on its consolidated financial position, results of operations, cash flows or financial statement disclosures.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements regarding fair value measurement. This statement simplifies and codifies fair value related guidance previously issued and is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Group is still considering that impact of SFAS 157 to its financial statements.

In February 2007, the FASB issued SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS No. 115, which permits companies to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option). Adoption of FASB 159 is optional and it may be adopted beginning in the first quarter of 2007. The Group is currently evaluating the possible impact of adopting FASB No. 159 on its consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

3	Trade accounts receivable, net

Trade accounts receivable at December 31, 2006 and 2005 consist of the following:

	December 31
	2006	2006	2005
	USD	RMB	RMB
Primary bank customer and its subsidiaries	6,865,036	53,607,006	51,119,491
Other banks	5,446,619	42,531,017	147,425
General contractors	2,621,219	20,468,310	3,942,267
Total	14,932,874	116,606,333	55,209,183

The Group has not recognized any provision for doubtful accounts at December 31, 2006 and 2005 as all amounts are considered collectible.

4	Costs and estimated earnings on uncompleted contracts

	December 31
	2006	2006	2005
	USD	RMB	RMB

Costs incurred on uncompleted contracts	1,521,774	11,883,076	12,931,198
Estimated earnings	2,897,103	22,622,611	13,631,477
	4,418,877	34,505,687	26,562,675
Less: Billings to date	(2,364,152)	(18,460,950)	(26,168,643)
	2,054,725	16,044,737	394,032

Included in the accompanying consolidated balance sheets under the following captions:

Costs and estimated earnings in excess
of billings on uncompleted contracts	2,180,002	17,022,985	7,647,912

Billings in excess of costs and estimated
earnings on uncompleted contracts	(125,277)	(978,248)	(7,253,880)
	2,054,725	16,044,737	394,032

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

5	Deposit for acquisition of businesses

	December 31
	2006	2006	2005
	USD	RMB	RMB
Jianyin Computer Co., Limited	-	-	7,000,000
Beijing Yuxinyicheng Information Technology Limited	2,561,245	20,000,000	-
Beijing Sunrisk Information Technology Limited	3,169,542	24,750,000	-
Total	5,730,787	44,750,000	7,000,000

In 2005, Beijing Sihitech had entered into a sales and purchase agreement to acquire a PRC enterprise. A consideration of RMB 7,000,000 was paid as of December 31, 2005 as an investment deposit and the acquisition was completed on April 2006. Beijing Sihiech disposed this subsidiary on September 14, 2006 at consideration of RMB 7,000,000.

On January 15, 2007, Yuxinyicheng established a wholly owned subsidiary named Beijing Yuxinyicheng Information Technology Limited. The registered capital is RMB 20,000,000. It is mainly engaged in the business of provide Chinese banks with a total outsourced solution for merchants in China, including Point-of-Sales machines and maintenance, merchant acquisition, authorization and capture of transactions, clearing and settlement of transactions, information reporting services related to transactions, merchant billing services and merchant training. As of December 31, 2006, Yuxinyicheng has paid RMB 20,000,000 as an investment deposit.

Pursuant to a purchase agreement dated on January 18, 2007, Yuxinyicheng will purchase 100% interest of Beijing Sunrisk Information Technology Limited from a third party company for an aggregate consideration of RMB45,000,000. As of December 31, 2006, Yuxinyicheng has paid RMB24,750,000 as an investment deposit. The acquisition was completed on February 7, 2007.

6	Other current assets

	December 31
	2006	2006	2005
	USD	RMB	RMB
Payment in advance	1,007,184	7,864,800	11,496,974
Other receivables	1,640,583	12,810,818	5,415,422
Prepaid expenses	46,079	359,816	454,594
Total	2,693,846	21,035,434	17,366,990

Other receivables represented the deposits, staff advances and advances to new subsidiaries as of December 31, 2006.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

7	Income taxes

A reconciliation of the expected tax with the actual tax expense for the years ended December 31, 2006, 2005 and 2004 are as follows:
	2006	2006	2005	2004
	USD	RMB	RMB	RMB
Income before minority interests
and income taxes	5,635,021	44,002,190	17,993,629	22,651,043
Expected PRC income tax expense
(note (i))	845,253	6,600,329	2,699,045	3,397,656
Tax holiday benefits	(505,923)	(3,950,604)	-	(1,698,828)
Increase in valuation allowance	-	-	26,059	9,411
Differential tax rate on subsidiaries’
income	-	-	(411,159)	(453,984)
Non-taxable income	(15,309)	(119,540)	(151,241)	-
Additional deductible research and
Development expense	(22,618)	(176,621)	-	-
Non-deductible expenses
-Non-deductible salaries and welfare	60,406	471,696	714,253	591,648
-Non-deductible entertainment expenses	27,440	214,271	243,201	187,091
-Others	32,295	252,183	11,845	56,482
Equity in loss of affiliates	(2,593)	(20,248)	113,791	33,367
Tax rate difference (note (ii))	-	-	217,235	(313,152)
Actual income tax expense	418,951	3,271,466	3,463,029	1,809,691

Representing:
Current tax expense	391,382	3,056,181	3,219,734	2,122,556
Deferred tax (benefit) expense	27,569	215,285	243,294	(312,865)
Total income tax expense	418,951	3,271,466	3,463,028	1,809,691

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

Notes:

(i)
The provision for PRC income tax is based on a statutory rate of 15% for 2006, 2005 and 2004 since the registered office of the Sihitech and e-Channels was relocated to a lower tax jurisdiction during 2003. Pursuant to the approval issued by the Local Tax Bureau in Beijing Changping District in 2003, Sihitech was entitled to an additional 50% tax exemption of the standard tax rate of 15% to 7.5% for 2003 and 2004.

Pursuant to the approval issued by the Beijing Haidian District Local Tax Bureau, e-Channels is entitled to a 50% reduction in tax rate to 7.5% for 2004, 2005 and 2006.

Rates applicable for subsidiaries are as follows:

	2006	2005	2004
Yuxinyicheng	33%	N/A	N/A
Port Wing	0%	N/A	N/A
Ahead Billion	0%	N/A	N/A
Beijing Sihitech	15%	15%	7.5%
Beijing Software	7.5%	7.5%	0%
Shanghai Sihitech	15%	15%	15%
Beijing Sihitech Information Consulting Co., Ltd.	N/A	33%	33%
Guangzhou Sihitech	15%	15%	15%
Shanghai Software	0%	15%	N/A
e-Channels	7.5%	7.5%	7.5%

The statutory tax rate of Beijing Software is 15% since it is qualified as a high-tech company. Pursuant to the approval issued by the Local Tax Bureau in Beijing Haidian District in 2003, Beijing Software was entitled to a tax holiday from 2002 to 2004. Pursuant to the filing with Local Tax Bureau in Beijing Haidian District in 2005, Beijing Software was entitled to an additional 50% tax exemption of the standard tax rate of 15% to 7.5% from 2005 to 2007.

The statutory tax rate of Shanghai Sihitech is 15% since it is registered in the Pudong district of Shanghai.

The statutory tax rate of Guangzhou Sihitech was 33% for 2003, and 15% for 2004 and 2005, since Guangzhou Sihitech was qualified as a high-tech company at the end of 2003. Pursuant to the notice issued by Guangzhou local tax bureau, Guangzhou Sihitech was entitled to a 15% tax rate for two years once it was qualified as a high-tech company.

The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Group’s PRC entities to substantial PRC taxes in the future.

(ii)	Tax rate difference represents temporary differences which will reverse outside of the preferential exemption period.

(iii)	Pre-tax income and income tax expenses are both domestic.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2006 and 2005 are presented below.

	December 31
	2006	2006	2005
	USD	RMB	RMB
Deferred tax assets:
Accrued liabilities, deductible when paid	81,764	638,470	457,979
Accrued revenue on unsigned contracts
for tax purposes	3,842	30,000	215,611
Intangible assets	18,367	143,426	133,361
Net operating loss carryforwards	-	-	113,472
Total gross deferred tax assets	103,973	811,896	920,423
Less: valuation allowance	-	-	(113,472)
Net deferred tax assets	103,973	811,896	806,951
Deferred tax liabilities:
Deferred costs on unsigned contracts
for tax purposes	(30,846)	(240,869)	(96,834)
Capitalized internal-use
and marketable software	(104,796)	(818,322)	(491,497)
Additional intangible assets through
acquisition	(573,000)	(4,474,385)	-
Total gross deferred tax liabilities	(708,642)	(5,533,576)	(588,331)

	2006	2006	2005	2004
	USD	RMB	RMB	RMB
Valuation allowance on deferred tax assets
at the beginning of the year	14,531	113,472	87,413	78,002
Increase (decrease) in valuation allowance	(14,531)	(113,472)	26,059	9,411
Total	-	-	113,472	87,413

Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 2005, will be allocated to the income tax benefit that would be reported in the consolidated statements of income.

At December 31, 2005, one of Beijing Sihitech’s subsidiaries had net operating loss carryforwards for income tax purposes of RMB343,855. On November 16, 2006, Beijing Sihitech disposed of the subsidiary and accordingly the corresponding valuation allowance and the deferred tax assets were reversed during the year ended December 31, 2006.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

8	Earnings per share

The following table sets forth the computation of basic and diluted net earnings per share for the years indicated:

	2006	2006	2005	2004
	USD	RMB	RMB	RMB

Net income (numerator)
- basic and diluted	5,216,070	40,730,724	14,530,601	20,580,802
Shares (denominator):

Weighted average ordinary shares
outstanding used in computing
basic net earnings per share	8,118,335	8,118,335	3,754,484	3,754,484
Incremental weighted average
common shares from assumed
exercise of Warrants (note 17)	2,173,973	2,173,973	-	-
Weighted average common share
outstanding used in computing
diluted net earnings per share	10,292,308	10,292,308	3,754,484	3,754,484

Net earnings per share - basic	USD0.64	RMB5.02	RMB3.87	RMB5.48

Net earnings per share - diluted	USD0.51	RMB3.96	RMB3.87	RMB5.48

For the years prior to the date of the Share Exchange Transactions, the number of shares included in the net earnings per common share above has been retrospectively restated to reflect the number of shares to which Sihitech BVI Shareholders and their designee are entitled at the date of the Share Exchange Transaction.

As disclosed in note 1, the Share Exchange Transactions during 2006 provides for potential purchase price reduction by return and cancellation of an aggregate of 773,045 common shares of Yucheng, the return and cancellation of which is contingent upon failure of the attainment of certain amounts of earnings and such contingency has not been met at December 31, 2006. As Yucheng does not consider the above contingency is probable and accordingly, no adjustment for the purchase price in respect to the 773,045 shares of common stock was recorded in the consolidated financial statements of Yucheng for the year ended December 31, 2006. Accordingly, no adjustment to the number of shares to which Sihitech BVI Shareholders and their designee are entitled at the date of the Share Exchange Transaction is made in calculating the earnings per share for the years ended 31 December 2004, 2005 and 2006.

As disclosed in note 17, there are 300,000 unit purchase options outstanding as of December 31, 2006, the effect of potential common stock issuable from these options is excluded in the calculation of diluted net earnings per share as their effect is anti-dilutive.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

9	Intangible assets

		Purchased	Capitalized marketable	Capitalized internal-use	Customer relation-	Other
		software	software	software	ships	technology	Total

Balance as at
December 31, 2004	RMB	1,268,418	1,592,717	218,950	-	-	3,080,085
Additions		867,143	2,108,571	-	-	-	2,975,714
Amortization		(636,761)	(570,606)	(72,983)	-	-	(1,280,350)
Balance as at
December 31, 2005	RMB	1,498,800	3,130,682	145,967	-	-	4,775,449
Additions		-	1,366,549	-	-	-	1,366,549
Additions through acquisition
of a subsidiary (note 20)		185,243	2,029,692	134,214	9,682,788	20,146,446	32,178,383
Elimination from disposal
of subsidiary		(282,211)	-	-	-	-	(282,211)
Amortization		(377,096)	(1,369,569)	(83,978)	-	-	(1,830,643)
Balance as at
December 31, 2006	RMB	1,024,736	5,157,354	196,203	9,682,788	20,146,446	36,207,527
Balance as at
December 31, 2006
(note 2)	USD	131,230	660,463	25,126	1,240,000	2,580,000	4,636,819

Amortization expense was RMB1,830,643, RMB1,280,350 and RMB584,515 for the years ended December 31, 2006, 2005 and 2004, respectively. Estimated annual amortization expense for each of the next five years is as follows

Year ending 31 December	RMB
2007	11,991,741
2008	11,216,364
2009	10,172,379
2010	1,274,862
2011	1,261,160

10	Trade accounts payable

	December 31
	2006	2006	2005
	USD	RMB	RMB
Jianyin Technology Development Co., Ltd.	168,211	1,313,513	2,648,333
Jianyin Computer Co., Ltd.	92,380	721,368	1,657,960
Other suppliers	4,444,736	34,707,611	41,033,087
Total	4,705,327	36,742,492	45,339,380

Jianyin Technology Development Co., Ltd. and Jianyin Computer Co., Ltd. are related parties of the Group’s largest bank customer.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

11	Short-term loan

	December 31
	2006	2006	2005
	USD	RMB	RMB
Short-term borrowing from bank	4,097,993	32,000,000	12,000,000

The short-term borrowing of RMB 12,000,000 as of December 31, 2005 was effective from October 17, 2005 to April 17, 2006, with an annual interest rate of 5.74% which is renewable after it matures. Interest was to be paid on a quarterly basis and the entire principal amount was payable at the end of the loan period. The loan was secured by a guarantee agreement with a third party. The Group was required to pay an annual guarantee fee of 1.5% on the secured borrowing.

The short-term borrowing of RMB32,000,000 as of December 31, 2006 represents the sum of three borrowings, including

(i)	the borrowing of RMB 15,000,000 is effective from July 14, 2006 to January 13, 2007 with an annual interest rate of 5.94% and such borrowing was fully settled on January 13, 2007;

(ii)	the borrowing of RMB 2,000,000 is effective from August 3, 2006 to August 3, 2007 with an annual interest rate of 5.85%; and

(iii)	the borrowing of RMB 15,000,000 is effective from September 4, 2006 to September 4, 2007 with an annual interest rate of 6.12%.

All the above three borrowings are secured by guarantee agreements with third parties and are subject to an annual guarantee fee of 1.782% on these secured borrowing.

12	Long-term loan

Long-term loan at December 31, 2006 and 2005 consists of the following:

	December 31
	2006	2006	2005
	USD	RMB	RMB
Long-term loan from bank	448,218	3,500,000	5,000,000
Less: current instalment	(448,218)	(3,500,000)	(1,500,000)
Long-term loan, excluding current installment	-	-	3,500,000

The long-term loan is effective from January 18, 2005 to December 28, 2007, with an annual interest rate of 5.76%. Interest is to be paid on December 27, 2005 and 2006. Principal payments of RMB1,500,000 and RMB3,500,000 are due on December 28, 2006 and December 28, 2007, respectively. Borrowed amounts are secured by a guarantee agreement with a third party. The Group must pay an annual guarantee fee of 1.5% on the secured borrowing.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

13	Other current liabilities

	December 31
	2006	2006	2005
	USD	RMB	RMB
Advances from customers	388,146	3,030,915	1,668,349
Taxes payable, excluding income tax	1,318,661	10,297,029	7,145,249
Accrued expenses	610,939	4,770,642	1,124,456
Education surcharge payable	37,168	290,231	187,568
Amount due to Jianyin Computer Co., Ltd.	-	-	2,976,000
Amount due to ex-minority shareholder	-	-	3,001,004
Others	485,212	3,788,874	1,966,137
Total	2,840,126	22,177,691	18,068,763

14	Minority interests

Minority interests pertain to the minority shareholders’ equity interests in Beijing Software, Shanghai Sihitech, Beijing Sihitech Information Consulting Co., Ltd., and Guangzhou Sihitech.

The minority interests on the Group’s consolidated balance sheets related to Beijing Software, and Beijing Sihitech Information Consulting Co., Ltd. represent only the original obligation Beijing Sihitech has to the minority shareholders of these two subsidiaries based on their initial investments. This is due to these minority shareholders having waived their rights to their respective share of any dividends or equity in any subsequent income or losses and any gains or losses upon liquidation of the net assets of these subsidiaries. The related agreements remain effective throughout the life of the respective companies. Consequently, the Group recognizes 100% of the net earnings and losses in these subsidiaries in its consolidated statements of income.

The minority owners of Shanghai Sihitech and Guangzhou Sihitech agreed to transfer their ownership interest in each of these subsidiaries to Mr. Weidong Hong, the CEO and a shareholder of the Group, in exchange for a portion of his ownership interest in Beijing Sihitech. Mr. Weidong Hong agreed to waive his rights to his respective share of any dividends or equity in any subsequent income or losses and any gains or losses upon liquidation of the net assets of these subsidiaries. The effective date of such transfer and waiver of rights is January 1, 2005 and the agreement to waive rights remains effective throughout the life of the respective companies. Consequently, the Group recognizes 100% of the net earnings and losses in these subsidiaries in its consolidated statement of income from January 1, 2005.

The share of minority interest of RMB3,001,004 as of January 1, 2005 of RMB3,001,004 was repaid to those ex-minority shareholders during the year ended December 31, 2006.

15	Commitments and contingencies

The Group leases office space under operating leases. The leases typically run for one to three years with an option to renew the lease annually thereafter. Lease payments are increased annually to reflect market rentals. None of these leases includes contingent rentals.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

Non-cancellable operating lease rentals at December 31, 2006 are payable as follows:

	USD	RMB
Payable:
Within 1 year	356,316	2,782,369
Within 1-2 years	173,317	1,353,377
Within 2-3 years	26,962	210,537
	556,595	4,346,283

The Group recognized RMB3,776,761, RMB3,120,831 and RMB2,866,481 of rent expense for the years ended December 31, 2006, 2005, and 2004, respectively.

Yucheng assesses the contingent tax liabilities that may arise from the Share Exchange Transactions and consider such contingent tax liabilities are remote. As of December 31, 2006, such contingent tax liabilities are reasonably possible to be approximately US $175,000 based on the information currently available. If these contingent tax liabilities were undertaken, an amount of US $175,000 would be recorded as income tax payable and be charged to equity because the assumption of such liabilities by Yucheng is part of the recapitalisation in connection with the Stock Exchange Transactions. However, Yucheng does not expect to incur tax liabilities in this connection.

On March 21, 2007, a suit was filed in United States District Court for the Southern District of California against the Company, Beijing Sihitech and its Chief Executive Officer. The plaintiff alleged the Company breached an oral contract regarding a finder’s fee and seeks general damages, $109,275 cash, the issuance of 150,179 shares of the Company and the payment of 4% of any future compensation which Beijing Sihitech and its original shareholders are entitled to receive as a result of the Company’s acquisition of Beijing Sihitech. The lawsuit is in its initial stage and it is not possible to reliably predict the outcome of this litigation with certainty. However, Yucheng believes that these allegations are meritless and Yucheng is aggressively defending the action and will seek to have it dismissed. As of December 31, 2006, no loss amount has been accrued because a loss is not considered probable.

The Group provides indemnifications of varying scope and size to certain customers against claims of intellectual property infringement made by third parties arising from the use of the products. Due to the nature of the indemnification provided, the Group cannot estimate the fair value, nor determine the total nominal amount of the indemnification. The Group evaluates estimated losses for such indemnifications under SFAS No. 5, Accounting for Contingencies, as interpreted by FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The Group considers such factors as the degree of probability of an unfavourable outcome and the ability to make a reasonable estimate of the amount of loss. To date, the Group has not encountered material costs as a result of such obligations and have not accrued any liabilities related to such indemnifications in the financial statements.

The product warranty accrual reflects management’s best estimate of probable liability under its product warranties. Management determines the warranty accrual based on known product failures (if any), historical experience, and other currently available evidence. As at December 31, 2006 and 2005, the warranty accrual was nil. There has been no significant activity impacting the results of operations for any period presented.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

16	Reserves

Statutory surplus reserve

In accordance with PRC Company Law, the Group is required to appropriate at least 10% of the profit arrived at for each year to the statutory surplus reserve. Appropriation to the statutory surplus reserve by the Group is based on profit arrived at under PRC accounting standards for business enterprises for each year.

The profit arrived at must be set off against any accumulated losses sustained by the Group in prior years, before allocation is made to the statutory surplus reserve. Appropriation to the statutory surplus reserve must be made before distribution of dividends to owners. The appropriation is required until the statutory surplus reserve reaches 50% of the registered capital. This statutory surplus reserve is not distributable in the form of cash dividends but only on liquidation. It can be used to make good of previous losses, if any, and may be utilised for business expansion or converted into capital by increasing registered capital to existing equity owners in proportion to their equity holding, provided that remaining reserve balance after such conversion is not less than 25% of the registered capital.

Statutory public welfare reserve

In accordance with PRC Company Law, the Group appropriates 5% of the profit arrived at for each year to the statutory public welfare reserve. Appropriation to the statutory public welfare reserve by the Group is based on profit arrived at under PRC accounting standards for business enterprises for each year.

The fund can only be utilized for capital items for the collective benefit of the Group’s employees such as construction of dormitories, canteens and other staff welfare facilities. This fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of any dividends.

17	Warrants and unit purchase options

As part of the Share Exchange Transaction, Yucheng assumed 4,200,000 shares of common stock, 6,900,000 redeemable common stock purchase warrants (“Warrants”) and 300,000 unit purchase options (“UPOs”) issued by CUAC. There was no remeasurement required for these assumed Warrants and UPOs because such assumption is part of the recapitalisation in connection with the Stock Exchange Transactions set forth in note 1.

Each Warrant will entitle the holder to purchase from Yucheng one share of common stock at an exercise price of $5.00 commencing on the date of the Stock Exchange Transactions and expiring on November 17, 2009 (being five year after the date of the prospectus of CUAC). The Warrants will be redeemable at a price of $0.01 per Warrant upon 30 days’ notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least $8.50 per share for any 20 trading days within 30 trading day period ending on the third day prior to the date on which notice of redemption is given. None of the 6,900,000 Warrants was exercised on or before December 31, 2006.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

UPOs were granted and recorded in connection with the initial public offering of CUAC in 2004 to the underwriters for nominal consideration. UPOs may be exercised for cash or on a cashless basis at the holders’ option, such that the holders may use the appreciated value of the UPOs to exercise the option with the payment of any cash. UPOs are convertible into shares and Warrants at the discretion of Yucheng and the UPOs holders. None of the 300,000 UPOs were converted on or before December 31, 2006.

As of December 31, 2006, there were 6,900,000 Warrants and 300,000 UPOs outstanding.

18	Subsidies and value-added tax refunds

	2006	2006	2005	2004
	USD	RMB	RMB	RMB
Value-added tax
refund for software products sold	164,098	1,281,395	179,486	203,419
Technology subsidy	133,313	1,041,000	372,000	-
Business tax and surcharges refund	-	-	75,900	-
Other	107,312	837,968	380,886	106,000
Total	404,723	3,160,363	1,008,272	309,419

Some of the subsidiaries of the Group were granted subsidies by the local government, since they were located in certain jurisdictions. There were no performance obligations related with such subsidies.

19	Accumulated other comprehensive income

As of December 31, 2006, the only component of accumulated other comprehensive income was translation reserve.

20	Acquisition of a subsidiary

On December 20, 2005, Yucheng acquired all of the outstanding shares of e-Channels BVI in exchange for an aggregate consideration of approximately RMB81.4 million, which is satisfied by cash consideration of RMB9.9 million and 1,573,836 shares of common stock of Yucheng with a fair value of approximately RMB71.5 million. The fair value of Yucheng’s shares was based upon the actual number of shares issued to the e-Channels BVI shareholders using the average closing trading price of Yucheng’s common stock on the Over-the-Counter Bulletin Board for the period from 2 days before and after the announcement date of the acquisition.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

Additional cash purchase consideration

This acquisition was recorded by allocating the cost of the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values at the acquisition date. The excess of the cost of the acquisition over the net of amounts assigned to the fair value of the assets acquired and the liabilities assumed is recorded as goodwill. The valuation of assets and liabilities has been determined and the purchase price has been allocated as follows:

2006
RMB

Plant and equipment	1,153,323
Intangible assets	32,178,383
Goodwill	37,273,607
Inventories	1,085,475
Trade receivables	13,574,386
Cost and estimated earnings in excess of billings on uncompleted contracts	10,302,776
Pre-contract costs	77,815
Other current assets	4,033,438
Cash and bank balances	2,109,202
Short term loan	(2,000,000)
Trade payables	(1,864,975)
Billings in excess of costs and estimated earnings on uncompleted contracts	(1,250)
Other current liabilities	(859,087)
Income taxes payables	(800,804)
Dividend payables to subsidiary ex-owners	(10,000,000)
Deferred income taxes	(4,809,874)

Total purchase price	81,452,415

Satisfied by:
Cash	9,902,287
Common stock	71,550,128
81,452,415

Analysis of net outflow of cash and cash equivalents in respect of the purchase of the subsidiary:

RMB

Cash consideration	(9,902,287)
Cash and bank balances acquired in the acquisition	2,109,202
Net cash paid in the acquisition	(7,793,085)

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

Included in the intangible assets listed in the above table as of the acquisition date, the components of intangible assets based on management best estimate and are as follows.

	Amount	Estimated useful life
	RMB
Customer relationships	9,682,788	3 years
Other technology	20,146,446	3-5 years
	29,829,234

Pro Forma Results

The following unaudited pro forma financial information presents the combined results of the operations of Sihitech and e-Channels as if the acquisition had occurred as of January 1, 2004. The unaudited pro forma information is not intended to represent or be indicative of the Group’s consolidated results of operations or financial condition that would have been reported had the acquisition been completed as of the beginning of the periods presented and should not be taken as indicative of the Group’s future consolidated results of operations or financial condition.

	2006	2006	2005
	USD	RMB	RMB
	(note 2 (c))
Revenues:
System integration	24,359,348	190,214,840	116,219,840
Software development	8,619,783	67,309,300	39,321,048
e-Channels solution	4,574,029	35,717,216	24,216,047
IT consulting	-	-	6,674,139
Maintenance and support	1,870,249	14,604,215	12,464,029
Agency fees	556,440	4,345,076	2,486,624
Total revenues	39,979,849	312,190,647	201,381,727
Cost of revenues:
System integration	(22,017,235)	(171,925,980)	(107,327,345)
Software development	(4,186,120)	(32,688,159)	(19,410,079)
e-Channels solutions	(1,414,332)	(11,044,089)	(8,115,908)
IT consulting	-	-	(3,762,060)
Maintenance and support	(981,717)	(7,665,935)	(2,424,429)
Total cost of revenues	(28,599,404)	(223,324,163)	(141,039,821)
Gross profit	11,380,445	88,866,484	60,341,906

Operating expenses:
Research and development	(482,146)	(3,764,931)	(2,349,536)
Selling and marketing	(2,015,399)	(15,737,643)	(13,363,294)
General and administrative	(2,599,996)	(20,302,592)	(16,838,352)
Subsidies and value-added tax
refunds (note 19)	468,485	3,658,256	2,627,557
Total operating expenses	(4,629,056)	(36,146,910)	(29,923,625)

	2006	2006	2005
	USD	RMB	RMB
	(note 2 (c))
Other income (expenses):
Interest income	17,111	133,618	164,063
Interest expense	(163,646)	(1,277,861)	(630,520)
Equity in loss of affiliates	(17,287)	(134,986)	(758,609)
Other income (expense), net	5,036	39,322	472,360
Income before income taxes	6,592,603	51,479,667	29,665,575
Income tax expense (note 8)	(482,495)	(3,767,659)	(4,326,053)
Net income	6,110,108	47,712,008	25,339,522
Earnings Per Share
- Basic	USD0.75	RMB5.88	RMB6.75
- Diluted	USD0.59	RMB4.64	RMB6.75

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)
21	Disposal of a subsidiary

On May 8, 2006, Beijing Sihitech disposed it entire interest in Beijing Sihitech Information Consulting Co., Ltd. The entire results, assets and liabilities of Beijing Sihitech Information Consulting Co., Ltd. have been excluded from the consolidated financial statements since the effective date of the disposal. The purchase price and preliminary fair value of the acquired assets are not material to our consolidated financial statements.

22	Significant related party transactions

(a)	Identity of related parties

Related parties identified for the years ended December 31, 2006, 2005 and 2004 are summarized as follows:

	Relationship with	Shareholding	Shareholding
	the Company	for 2006	for 2005 and 2004
Mr. Weidong Hong	Shareholder and CEO	23.64%	Note 1

Mr. Shuo Zeng	Shareholder and COO	7.12%	Note 2

Beijing Hengli Plastic Machine Co., Ltd.	Affiliate	50%	50%

Shanghai Sihitech Sanjian Technology Co., Ltd.	Affiliate	50%	50%

Beijing Sihitech Shuyi Technology Co., Ltd.	Affiliate	0%	35%

Note 1:	Before the Share Exchange Transaction was completed on November 24, 2006, Mr. Weidong Hong held 42% of Sihitech.

Note 2:	Before the Share Exchange Transaction was completed on November 24, 2006, Mr. Shuo Zeng held 43% of e-Channels.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

(b)	Related party transactions

The significant related party transactions of the Group are summarised as follows:

	2006	2006	2005	2004
	USD	RMB	RMB	RMB
Advances to affiliates
-Hengli	3,005	23,464	437,892	730,595

Repayment of advances to affiliates
-Sanjian	-	-	-	(32,450)
-Hengli	-	-	(500,000)	-

Borrowings from affiliates
-Sanjian	-	-	(1,260,262)
-Shuyi	-	-	(1,462,200)

Repayment of borrowing from affiliates
-Sanjian	-	-	-	852,313
-Shuyi	64,031	500,000	950,000	12,200

Borrowing from shareholder	-	-	(5,000,000)	-

Repayment of borrowing
from shareholder	512,249	4,000,000	1,000,000	-

Advances to shareholders	462,197	3,609,155	3,452,962	858,102

Collection of advances to shareholders	(135,264)	(1,056,234)	(569,524)	(626,820)

The transactions do not have fixed terms. Balances relating to the above transactions are non-interest bearing and payable on demand. Other than this matter, the Board of Directors of the Group is of the opinion that the above transactions were in the normal course of business and on normal commercial terms.

(c)	Related party balances

The balances of related party receivables and payables at the year-end are summarised as follows:

	2006	2006	2005
	USD	RMB	RMB
Due from Mr. Weidong Hong and Mr. Shuo Zeng	49,543	386,867	2,599,256

Due to affiliates	(116,274)	(907,949)	(1,407,949)

Borrowing from shareholders	-	-	(4,000,000)

During 2005, Sihitech has borrowed RMB 5 million from a minority owner of Sihitech, Mr. Jianqiang Wang, which is non-interest bearing and does not have fixed terms of repayment.

Of the balance due from owners as of December 31, 2005, RMB 2.39 million due from Mr. Weidong Hong to finance his purchase of minority owners’ interest of Beijing Sihitech and its subsidiaries.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in Chinese Renminbi)

23	Share option plan

On November 24, 2006, Yucheng adopted the 2006 performance equity plan (the “Plan”) which allows Yucheng to offer a variety of incentive awards to employees. Options to purchase 1,500,000 share of common stock of Yucheng are authorised under the Plan.

As of December 31, 2006, no options under the Plans have been granted.

24	Subsequent events

On January 15, 2007 Yuxinyicheng established a wholly owned subsidiary named Beijing Yuxinyicheng Information Technology Limited. The registered capital is RMB20,000,000. It is mainly engaged in the business to provide Chinese banks with a total outsourced solution for merchants in China, including Point-Of-Sales machines and maintenance, merchant acquisition, authorization and capture of transactions, clearing and settlement of transactions, information reporting services related to transactions, merchant billing services and merchant training. As of December 31, 2006, Yuxinyicheng has paid RMB20,000,000 as an investment deposit which was recorded in deposit for acquisition of businesses.

According to a purchase agreement dated on January 18, 2007, Yuxinyicheng will purchase 100% interest of Beijing Sunrisk Information Technology Limited from a third company. Total consideration is RMB45,000,000. As of December 31, 2006, Yuxinyicheng has paid RMB24,750,000 as an investment deposit which was recorded in deposit for acquisition of businesses. The acquisition was completed on February 7, 2007.

ITEM 19. EXHIBITS
Index to Exhibits

Exhibit
Number	Description

1.1	Memorandum of Association of Registrant (Incorporated by reference from Registration Statement No. 333-132814 - Annex B)

1.2	Articles of Association of Registrant (Incorporated by reference from Registration Statement No. 333-132814 - Annex C)

2.1	Specimen Common Stock Certificate of Registrant (Incorporated by reference from Registration Statement No. 333-132814 - Exhibit 4.1)

2.2	Specimen Warrant Certificate of Registrant (Incorporated by reference from Registration Statement No. 333-132814 - Exhibit 4.2)

2.3	Form of Unit Purchase Option (Incorporated by reference from Current Report dated October 20, 2006, Exhibit 4.2)

2.4
Form of Warrant Agreement between American Stock Transfer & Trust Company and China Unistone Acquisition Corporation (Incorporated by reference from Registration Statement 333-117639, dated November 10, 2004, Exhibit 4.5)

2.5	Warrant Clarification Agreement, dated October 20, 2006 (Incorporated by reference from Current Report dated October 20, 2006, Exhibit 4.1)

4.1
Securities Purchase Agreement among Registrant, Yucheng Technologies Limited, Sihitech Company Limited, Mega Capital Group Services Limited, Profit Loyal Consultants Limited, Elite Concord International Limited, China Century Holdings Group Limited, Shinning Growth Investment Group Limited, Chih Cheung, James Li, James Preissler, for the acquisition of Ahead Billion Venture Limited, and Port Wing Development Company Limited, dated December 20, 2005 (Incorporated by reference from Registration Statement No. 333-132814 - Annex A)

4.2	Amendment to Securities Purchase Agreement dated June 29, 2006 (Incorporated by reference from Registration Statement No. 333-132814 - Annex A)

4.3	Amendment to Securities Purchase Agreement dated October 27, 2006 (Incorporated by reference from Registration Statement No. 333-132814 - Annex A)

4.4	China Unistone/Yucheng 2006 Performance Equity Plan (Incorporated by reference from Registration Statement No. 333-132814 -Annex D)

4.5
Letter Agreement among China Unistone Acquisition Corporation, EarlyBirdCapital, Inc. and Chih Cheung (Incorporated by reference from Registration Statement 333-117639, dated July 23, 2004, Exhibit 10.1)

4.6	Letter Agreement among China Unistone Acquisition Corporation, EarlyBirdCapital, Inc. and James Li (Incorporated by reference from Registration Statement 333-117639, dated July 23, 2004, Exhibit 10.2)

4.7	Letter Agreement among China Unistone Acquisition Corporation, EarlyBirdCapital, Inc. and Gian Gao (Incorporated by reference from Registration Statement 333-117639, dated July 23, 2004, Exhibit 10.3)

4.8
Letter Agreement among China Unistone Acquisition Corporation, EarlyBirdCapital, Inc. and James T. Mauck (Incorporated by reference from Registration Statement 333-117639, dated July 23 2004, Exhibit 10.4)

4.9
Letter Agreement among China Unistone Acquisition Corporation, EarlyBirdCapital, Inc. and James Preissler (Incorporated by reference from Registration Statement 333-117639, dated July 23, 2004, Exhibit 10.5)

4.10
Letter Agreement among China Unistone Acquisition Corporation, EarlyBirdCapital, Inc. and Peter F. Tufo (Incorporated by reference from Registration Statement 333-11739, dated July 23, 2004, Exhibit 10.6)

4.11
Letter Agreement among China Unistone Acquisition Corporation, EarlyBirdCapital, Inc. and Vincent Lin (Incorporated by reference from Registration Statement 333-117639, dated July 23, 2004, Exhibit 10.7)

4.12
Letter Agreement among China Unistone Acquisition Corporation, EarlyBirdCapital, Inc. and Raymond Chang (Incorporated by reference from Registration Statement 333-117639, dated July 23, 2004, Exhibit 10.8)

4.13
Letter Agreement among China Unistone Acquisition Corporation, EarlyBirdCapital, Inc. and Perfect Blazon Co., Ltd. (Incorporated by reference from Registration Statement 333-117639, dated July 23, 2004, Exhibit 10.9)

4.14
Form of Stock Escrow Agreement between China Unistone Acquisition Corporation, Continental Stock Transfer & Trust Company and the Initial Stockholders (Incorporated by reference from Registration Statement 333-117639, dated July 23, 2004, Exhibit 10.11)

4.15
Form of Registration Rights Agreement among China Unistone Acquisition Corporation and the Initial Stockholders (Incorporated by reference from Registration Statement 333-117639, dated July 23, 2004, Exhibit 10.14)

4.16	Amended and Restated Agreement between China Unistone Acquisition Corporation and E.J. McKay & Co. (Incorporated by reference from Registration Statement No. 333-132814 - Exhibit 10.15)

4.17	Form of Employment Agreement between Yucheng Technologies Limited and Hong Weidong (Incorporated by reference from Registration Statement No. 333-132814 - Exhibit 10.18)

4.18	Form of Employment Agreement between Yucheng Technologies Limited and Zeng Shuo (Incorporated by reference from Registration Statement No. 333-132814 - Exhibit 10.19)

4.19	Form of Employment Agreement between Yucheng Technologies Limited and Chih T. Cheung (Incorporated by reference from Registration Statement No. 333-132814 - Exhibit 10.20)

4.20
Form of Voting Agreement among Sihitech Company Limited, Mega Capital Group Services Limited, Profit Loyal Consultants Limited, Elite Concord International Limited, China Century Holdings Group Limited, Shinning Growth Investment Group Limited, Chih Cheung, and James Li (Incorporated by reference from Registration Statement No. 333-132814 - Exhibit 10.21)

4.21
Engagement letter between China Unistone Acquisition Corporation and WR Hambrecht + Co regarding the rendering of a fairness opinion (Incorporated by reference from Registration Statement No. 333-132814 - Exhibit 10.22)

4.22	Form Sihitech Software Development Agreement (Incorporated by reference from Registration Statement No. 333-132814 - Exhibit 10.23)

4.23	Form e-Channels Software License Agreement (Incorporated by reference from Registration Statement No. 333-132814 - Exhibit 10.24)

4.24	Form Sihitech Service Agreement (Incorporated by reference from Registration Statement No. 333-132814 - Exhibit 10.25)

4.25	Form e-Channels Technology Service Contract (Incorporated by reference from Registration Statement No. 333-132814 - Exhibit 10.26)

4.26	Form e-Channels Software Sales Agreement (Incorporated by reference from Registration Statement No. 333-132814 - Exhibit 10.27)

4.27	Equity Interest Transfer Agreement re Beijing Sunrisk Information Technology Company Limited (Incorporated by reference from Exhibit 4.1 to Form 6-K filed February 13, 2007)

8.1	List of subsidiaries

11.1	Code of Ethics (Incorporated by reference from Registration Statement No. 333-132814 - Annex G)

12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 25, 2007	YUCHENG TECHNOLOGIES LIMITED

/s/ Hong Weidong
Name: Hong Weidong
Title: Chief Executive Officer