Form 20-F
period 2007-12-31
Yucheng Technologies LTD
filed 2008-05-05
CIK 1356462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ________________ to ________________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________________

Commission file number: 001-33134

Yucheng Technologies Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

3F Tower B, Beijing Financial Trust Building, 5 Anding Road, Chao Yang District, Beijing 100029, P.R. China
(Address of principal executive offices)

Remington Hu, Chief Financial Officer, Tel: (86 10) 6442-1088, Fax: (86 10) 6442-1210
3F Tower B, Beijing Financial Trust Building, 5 Anding Road, Chao Yang District, Beijing 100029, P.R. China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
16,610,853 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐  Yes     ☒  No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐  Yes     ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):
☐  Large Accelerated Filer      ☐  Accelerated Filer       ☒  Non-Accelerated Filer

Indicate by check mark which financial statement item the registrant has elected to follow.
☐  Item 17      ☒  Item 18

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

☒  U.S. GAAP      ☐  International Financial Reporting Standards as issued by the International Accounting Standards Board      ☐  Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17      ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes      ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐  Yes      ☐  No

YUCHENG TECHNOLOGIES LIMITED

TABLE OF CONTENTS

i

Introduction

Unless otherwise indicated, references in this annual report to:

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong SAR, Macau SAR and Taiwan.

•	“NASDAQ” refers to the NASDAQ Global Market.

•	“Renminbi” or “RMB” refers to the legal currency of China.

•	“SEC” refers to the United States Securities and Exchange Commission.

•	“Securities Act” refers to the Securities Act of 1933, as amended.

•	“shares” or “ordinary shares” refers to our ordinary shares, of no par value. “U.S. dollars” and “US$” refer to the legal currency of the United States.

In addition, unless otherwise indicated, references in this annual report to:

•	“Beijing Sihitech” refers to Beijing Sihitech Technology Co., Ltd. and, unless the context otherwise requires, its subsidiaries.

•	“China Unistone” refers to China Unistone Acquisition Corporation.

•	“Easycon” refers to Beijing Easycon Electronics Limited.

•	“e-Channels” refers to Beijing e-Channels Century Technology Co., Ltd.

•	“e-Channels BVI” refers to Port Wing Development Co., Ltd.

•	“Fujie” refers to Shanghai Fujie Business Consulting Limited.

•	“Fuyi” refers to Shanghai Fuyi Business Consulting Limited.

•	“Recency” refers to Chengdu Recency Technologies Limited.

•	“Sihitech BVI” refers to Ahead Billion Venture Ltd.

•	“Sunrisk” refers to Beijing Sunrisk Information Technology Limited.

•	“we,” “us,” “our company,” “our,” “the Company” and “Yucheng” refer to Yucheng Technologies Limited and, unless the context otherwise requires, its subsidiaries and predecessors.

•
“Tier I banks” refer to the four largest state-controlled banks in China, namely the Industrial and Commercial Bank of China, the Bank of China, China Construction Bank and the Agricultural Bank of China; “Tier II banks” refer to the other 13 national commercial banks in China; and “Tier III banks” refer to small- and mid-sized banks in China.

This annual report contains statistical data relating to the banking industry in China that we obtained from various publications.  These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information.  Although we believe that these publications are reliable, we have not independently verified their statistical data.  These statistical data may not be comparable to similar statistics collected for the industry in the United States or other countries.

Forward-Looking Information

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry.  All statements other than statements of historical fact in this annual report are forward-looking statements.  These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or other similar expressions.  The forward-looking statements included in this annual report relate to, among other things:

•	our goals and strategies, including how we effect our goals and strategies;

•	our expectations for our future business development, business prospects, results of operations and financial condition;

•	expected changes in our margins and certain costs or expenditures;

•	our future contracting and pricing strategies or policies;

•	our plans to expand our business operations and product offerings;

•	expected changes in our revenues and margins from particular sources;

•	competition from other providers of IT services and products;

•	the time to develop and market new services and products;

•	PRC governmental policies relating to the business development, banking regulation and regulation of the financial services sector; and

•	other “forward-looking” information.

We believe it is important to communicate our expectations to our stockholders.  However, there may be events in the future that we are not able to predict accurately or over which we have no control.  The risk factors and cautionary language discussed in this annual report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations in these forward-looking statements, including, among other things:

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

These forward-looking statements involve various risks, assumptions and uncertainties.  Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct.  Our actual results could be materially different from and worse than our expectations.  Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information — D. Risk factors” and elsewhere in this annual report.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report.  You should not place undue reliance on these forward-looking statements, and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information — D. Risk factors” in this annual report.

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

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION

A.    Selected financial data.

SELECTED CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data for the three years ended December 31, 2007 are derived from our audited consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or US GAAP, and have been audited by BDO McCabe Lo Limited, an independent registered public accounting firm.  The report of BDO McCabe Lo Limited on those consolidated financial statements is included elsewhere in this annual report.  This information is only a summary and should be read together with the consolidated financial statements, the related notes and other financial information included in this annual report.  Our selected consolidated financial data for the two years ended December 31, 2003 and 2004 have been derived from our audited consolidated financial statements, which are not included in this annual report.

Yucheng Technologies Limited, or Yucheng, was incorporated on November 17, 2005 as a subsidiary of China Unistone.  After completion of a redomestication merger and a three-party merger among China Unistone, Sihitech BVI and e-Channels BVI on November 24, 2006, Yucheng became the holding company of our business.  Sihitech BVI was our predecessor from an accounting perspective, and the purchase method of accounting was used in consolidating e-Channels BVI and China Unistone into Sihitech BVI.

The following table sets forth our selected consolidated statement of income data.

	Year Ended December 31,
	2003	2004	2005	2006	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except earnings per share and share numbers)
Revenues:
IT solutions and services	23,223	45,050	61,107	99,435	230,633	31,573
System integration	166,797	199,832	116,220	190,215	204,886	28,049
Total revenues	190,020	244,882	177,327	289,650	435,519	59,622
Cost of revenues:
IT solutions and services	(12,216)	(15,443)	(25,758)	(43,406)	(96,149)	(13,163)
System integration	(142,622)	(176,817)	(107,327)	(171,926)	(181,677)	(24,871)
Total cost of revenues	(154,838)	(192,260)	(133,085)	(215,332)	(277,826)	(38,034)

Gross profit	35,182	52,622	44,242	74,318	157,693	21,588

Operating expenses:
Research and development	(234)	(695)	(352)	(902)	(8,370)	(1,146)
Selling and marketing	(12,025)	(14,453)	(11,181)	(13,990)	(29,053)	(3,977)
General and administrative	(11,798)	(14,423)	(13,913)	(14,170)	(50,668)	(6,936)
Total operating expenses	(24,057)	(29,571)	(25,446)	(29,062)	(88,091)	(12,059)

Income from operations	11,125	23,051	18,796	45,256	69,602	9,529

Other income (expenses):
Interest income	201	157	142	117	1,818	249
Interest expense	(125)	(224)	(617)	(1,263)	(1,937)	(265)

Income from short-term investment	−	−	−	−	3,494	478
Equity in net losses of affiliates	(1,276)	(445)	(759)	(135)	−	−
Other income, net	65	112	431	27	1,078	147
Total other income (expenses)	(1,135)	(400)	(803)	(1,254)	4,453	609

Income before minority interests and income taxes	9,990	22,651	17,993	44,002	74,055	10,138
Income tax expenses	(1,351)	(1,810)	(3,462)	(3,271)	(5,528)	(757)

Income before minority interests	8,639	20,841	14,531	40,731	68,527	9,381
Minority interests	(244)	(260)	−	−	(1,813)	(248)
Net income	8,395	20,581	14,531	40,731	66,714	9,133

Earnings per share (basic)	2.24	5.48	3.87	5.02	5.08	0.69

Earnings per share (fully diluted)	2.24	5.48	3.87	3.96	4.34	0.59

Weighted average ordinary shares outstanding (basic)	3,754,484	3,754,484	3,754,484	8,118,335	13,144,681	13,144,681

Weighted average ordinary shares outstanding (fully diluted)	3,754,484	3,754,484	3,754,484	10,292,308	15,370,197	15,370,197

The following table sets forth our selected consolidated balance sheet data.

	As of December 31,
	2003	2004	2005	2006	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cash	32,866	39,831	42,716	98,358	222,494	30,459
Trade accounts receivable	18,980	49,283	55,209	116,606	203,451	27,852
Total current assets	72,253	104,400	144,104	305,848	572,304	78,348
Goodwill	−	−	−	37,274	169,362	23,186
Total assets	83,907	118,277	159,137	389,141	821,747	112,497
Total current liabilities	48,194	73,836	101,547	141,218	315,727	43,223
Total liabilities	48,230	74,107	105,539	146,511	323,450	44,280
Stockholders’ equity	32,587	41,168	53,599	242,629	493,098	67,505
Total liabilities and stockholders’ equity	83,907	118,277	159,137	389,141	821,747	112,497

EXCHANGE RATE INFORMATION

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.  These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our other periodic reports or any other information to be provided to you.

	Noon Buying Rate
	Period End	Average(1)	High	Low
	(Renminbi per US$1.00)
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1936	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2949	7.6058	7.8127	7.2946
November	7.3850	7.4210	7.4582	7.3800
December	7.2946	7.3682	7.4120	7.2946
2008
January	7.1818	7.2405	7.2946	7.1818

	Noon Buying Rate
	Period End	Average(1)	High	Low
	(Renminbi per US$1.00)
February	7.1115	7.1644	7.1973	7.1100
March	7.0120	7.0722	7.1110	7.0105
April	6.9870	6.9997	7.0185	6.9840

Source:  Federal Reserve Bank of New York
(1)
Averages for a period are calculated by using the average of the exchange rates on the end of each month during the period.  Monthly averages are calculated by using the average of the daily rates during the relevant period.

This annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates.  Translations from Renminbi to U.S. dollars at certain specified date refers to the noon buying rate on that particular date in The City of New York for cable transfers of Renminbi as certified for customs purpose by the Federal Reserve Bank of New York.  Unless otherwise stated, the translations of Renminbi into U.S. dollars have been made based on the noon buying rate on December 31, 2007, which was RMB7.3046 to US$1.00.  We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.  See “Item 3. Key Information — Risk factors — Risks related to doing business in China — Any fluctuations in exchange rates could result in foreign currency exchange losses” and “— Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively” for discussions on the effects of fluctuating exchange rates and currency control on the value of our ordinary shares.  On April 30, 2008, the noon buying rate was RMB6.9870 to US$1.00.

The People’s Bank of China, or the PBOC, issued a public notice on July 21, 2005 increasing the exchange rate of the Renminbi against the U.S. dollar by approximately 2.0% to RMB 8.11 per US$1.00.  Further to this notice, the PRC government has reformed its exchange rate regime by adopting a managed floating exchange rate regime based on market supply and demand with reference to a portfolio of currencies.  Under this new regime, the Renminbi is no longer pegged to the U.S. dollar.  This change in policy has resulted in an approximately 16% appreciation of the Renminbi against the U.S. dollar between July 21, 2005 and April 30, 2008.  The PRC government may decide to adopt an even more flexible currency policy in the future, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

B.    Capitalization and indebtedness.

Not applicable.

C.    Reasons for the offer and use of proceeds.

Not applicable.

D.    Risk factors.

RISKS RELATING TO OUR BUSINESS

We have a limited operating history as a combined company, which makes evaluating our business and prospects difficult.

Our current business was formed upon the consummation of a three-party merger on November 24, 2006 among China Unistone, a special acquisition company established in May 2004, Sihitech BVI, parent of Beijing Sihitech, a company established in June 1999 that focused on providing system integration and other IT solutions and services, and e-Channels BVI, parent of e-Channels, a company established in February 2001 that focused on providing multi-channel software solutions and IT consulting services.  Our combined company has a limited operating history, which makes it difficult to evaluate our historical financial results and business prospects.  In addition, we acquired five companies in 2007.  See “Item 4. Information on the Company — A. History and development of the Company.”  Our future success depends on a successful integration of all these companies and the capturing of opportunities presented by these acquisitions.  If we experience difficulties in the integration process or are not able to take advantage of the perceived synergies between us and these companies, we may not be able to expand our operations and revenues as expected.

In addition, our management team has worked together for a relatively short period of time and it may be difficult to evaluate their effectiveness, on an individual or collective basis, as well as their ability to respond to future challenges to our business, including their ability to:

•	respond to increasing competitions in the industry;

•	adapt to changing technologies;

•	retain and expand our client base;

•	expand our solution and service offerings;

•	manage our business expansions, including integration of past and future acquisitions;

•	manage risks associated with intellectual property;

•	maintain effective control of our costs and expenses; and

•	attract, retain and motivate qualified personnel.

If we are unsuccessful in addressing these challenges, our results of operations and business prospects may be materially and adversely affected.

We may not be able to sustain our rate of revenue growth.

Our revenue has grown significantly in recent years.  Our revenue increased 63.3% from RMB177.3 million in 2005 to RMB289.7 million in 2006, and 50.4% from 2006 to RMB435.5 million in 2007.  In addition to our organic growth, our revenue growth, in particular the growth from 2006 to 2007, was significantly enhanced by our merger with e-Channels BVI on November 24, 2006 and our acquisitions of five companies in 2007.  In addition to revenues generated by these acquired companies, we were also able to achieve synergies between our existing business and the acquired businesses.  Without the impact of these acquisitions, our growth rate during this period would have been much lower.  We may not be able to make acquisitions with a similar scale, or at all, in future periods, or assure you that our future acquisitions, if any, will be able to provide the same level of synergy as our past acquisitions.  In addition, our past growth reflected our success in achieving market acceptance of our IT solutions and services and establishing market leadership in certain segments of China’s financial IT services industry.  As we become a larger and more mature company, we may not be able to sustain our recent rate of revenue growth in future periods.

We have been relying on, and are expected to continue to rely on, a limited number of clients, in particular China Construction Bank, for a significant portion of our revenues.  Any loss of these clients could significantly impact our future revenues, and materially and adversely affect our results of operations and financial condition.

China Construction Bank is one of the largest banks in China and our largest client, accounting for 61.2%, 54.0% and 59.2% of our revenues in 2005, 2006 and 2007, respectively.  We provide solutions and services to different provincial branch offices of China Construction Bank as well as its head office.  Although the engagements with the branches and the head office are under separate and independent contracts, certain individual accounts still historically account for a significant amount of revenue.  For example, our largest account within China Construction Bank was with its head office, which accounted for 29.3%, 30.0% and 29.1% of our revenues in 2005, 2006 and 2007, respectively.  Notwithstanding the separate legal treatment of the engagements, a substantial failure to provide the contracted solutions and services under one of our agreements may result in a disruption to our overall relationship with China Construction Bank.  Also, if China Construction Bank’s general IT spending pattern and budgeting changes or decreases, it could adversely affect our ability to offer services and win contracts from different entities within the bank.  We have no long-term contracts with China Construction Bank or any of our major clients.  There can be no assurance that we will be able to continue to retain these clients, and that we will maintain or increase our current level of business with them in the future.  If we lose any of these significant clients, or if any of them significantly reduces their use of our solutions and services, we may not be able to find replacement revenue, and our results of operations and financial condition could be materially and adversely affected.  In addition, our current clients are primarily large national commercial banks that possess significant negotiating and pricing power, and if they exert pricing pressure on us, we cannot assure you that we will be able to resist this pressure or find other replacement clients.  If we have to lower prices to maintain our business with these clients, our profitability may be materially and adversely affected.

Fluctuations in our clients’ annual IT budgets and spending cycles and other factors can cause our revenues and results of operations to vary significantly from quarter to quarter and from year to year.

Our revenues and results of operations will vary significantly from quarter to quarter and from year to year due to numerous factors, many of which are outside of our control.  As substantially all of our revenues are derived from providing services on IT projects outsourced from our banking clients in China, the amount of our revenues for any period is affected by the timing of our clients’ IT projects, which in turn depends on their internal budgeting and planning process, for which we have no control.  Historically, our banking clients have been awarding more projects in the third and fourth quarters as compared to the first and second quarters, as a result, we generally record stronger revenues in the third and fourth quarters of each year.  In addition, our revenues are generally the lowest in the first quarter of each year due to the Chinese New Year holidays.  Furthermore, the project mix of any given period also significantly affects our gross margin and results of operations.  For example, if we record a higher percentage of system integration revenue as compared to IT solutions and services revenue in a given quarter, our gross margin will be negatively affected.  We may not be able to control the timing and types of projects we undertake and the revenue we can record in a given quarter.

Due to the annual budget cycles of most of our clients, we also may be unable to accurately estimate the demand for our solutions and services, which could adversely affect our business planning.  Moreover, our results will vary depending on our clients’ business needs from year to year.

Other factors that may cause fluctuation of our quarterly and annual results include:

•	our ability to successfully develop, introduce and sell new or enhanced solutions in a timely manner;

•	the announcement or introduction of new or enhanced solutions by us or our competitors;

•	any delays in the completion of our projects; and

•	the results of our acquisitions of, or investments in, other businesses or assets.

Due to these and other factors, including factors discussed elsewhere in this “Risk factors” section, our results of operations may fluctuate significantly from quarter to quarter and from year to year, and our results of operations for any period may not be indicative of our performance in any future period.

In addition, we base our planned operating expenses, including research and development expenses and hiring of additional personnel in part on our expectations of future revenue.  If our revenues for a particular quarter are lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter, which would harm our results of operations for that quarter.  If our results of operations in future quarters fall below the expectations of securities analysts or investors, the market price of our shares will likely decline significantly.

Our business depends on the banking industry in China, and changes within that industry could reduce demand for our solutions and services.  The recent growth of China’s banking industry and IT spending by China’s banks may not continue, which would have a material adverse effect on our results of operations and business prospects.

Substantially all of our revenues have been derived, and are expected to continue to be derived from, solutions and services which we provide to banks in China.  Our revenue growth in recent years has been driven in part by the growth in China’s banking industry due to China’s rapid economic development and recent industry-wide reforms, which greatly increased spending in IT by China’s banks.  This growth may not continue at the same rate or at all.  Unfavorable economic conditions, such as a slow-down in the global economic development lead by a potential recession in the United States, potential losses suffered by banks due to the recent subprime crisis in the credit market and high inflation rate in China, could adversely impact China’s economy and the growth of banks operating in China, which may in turn impact their IT expenditures.  Any decreases in, or reallocation of, capital expenditures by our current and potential clients could have a material adverse effect on our business, financial conditions and results of operations.  In addition, to prevent potential overheating of the national economy, the PRC central government has adopted, and is expected to continue adopt, various macroeconomic measures that may limit the ability of China’s banks to lend to certain industries or customers.  It may also impose monetary policies or interest rates that may reduce the profitability of China’s banks.  Any reduction in profitability of China’s banks may reduce their spending on IT, which may materially and adversely affect our business, financial condition and results of operations.

We may lose our clients and our financial results would suffer if our clients change the decision-making body for their IT procurement or investment, merge with or are acquired by other banks, develop their own in-house capabilities or fail to expand.

Many factors, including those listed below, could affect our clients’ decisions relating to their IT outsourcing and our business relationship with our clients:

•
Our clients may change the way they make IT spending decisions.  We derive a substantial majority of our revenues from providing IT related solutions and services to China’s banks on a project-by-project basis, and client relationship plays an important role in our ability to win projects from our clients.  We strive to build long-term relationships with our clients to provide us competitive advantages in our competition for new projects from them.  We have observed a recently shift in the way IT spending is decided in China’s banks, with more decisions being made at banks’ head offices instead of provincial level branches, primarily due to centralization of customer data to the bank head offices.  Such a shift, or any other change of the decision maker in our clients, may result in our losing business opportunities to competitors who have closer relationships than us with the new decision-making body within the bank.

•
Consolidation of our clients.  There is a growing trend for financial institutions in China to consolidate.  Our clients may be acquired by other financial institutions and adopt IT systems of the acquirer.  Also, as these institutions grow in size through consolidation, they may exert pricing pressure on vendors.  In addition, as restrictions against foreign ownership in financial and insurance industries ease, more foreign investors may acquire stakes in or form strategic alliances with financial institutions in China, and may direct or influence management to use IT vendors recommended or favored by the investor, leading to the loss or reduction of our business with these existing clients.

•
Our clients may decide to develop their IT solutions in-house.  Our clients may find it more cost-effective to invest in their own in-house IT capacity rather than relying on third-party vendors, and develop IT solutions internally, thereby reducing their purchases of our solutions and services.  For example, a banking client for which we designed the initial online banking platform decided to later conduct further online banking development in-house, and as a result, we were not able to renew our contract with such client.

•
Our clients fail to expand.  The banking industry in China is becoming increasingly competitive.  Our clients may not successfully compete with their domestic and foreign competitors in the future.  If any of our key clients suffer reduced market share or their results of operations and financial condition are otherwise adversely affected, they may reduce their IT spending and change expansion plans for their IT systems, which in turn may materially and adversely affect our growth and results of operations.

The occurrence of any of these events may materially and adversely affect our business, financial condition and results of operations.

We are facing increasing competition in the market for IT  services in China’s banking industry, and if we fail to compete successfully, we may lose clients and our revenues and profits may decline.

There is intense competition in the market for IT services in China’s banking industry, and the industry is characterized by frequent technological changes, evolving industry standards and changing client demands.  We face competition from both China’s domestic IT solutions and service providers, such as Digital China Holdings Limited and Longtop Financial Technologies Limited, as well as global IT vendors, such as BearingPoint Inc. and IBM Global Services.  See “Item 4. Information on the Company — B. Business overview — Competition”.  Some of our competitors have longer operating histories, larger clientele, more diverse solution and service offerings and more extensive personnel and financial resources than we do.  New IT solution and service providers may also enter the industry.  We also compete with the IT departments of our existing and potential clients, which may be capable of creating in-house solutions, thereby reducing the need for outside service providers.  We expect competition to increase and we cannot guarantee that we will successfully compete against our competitors.  Our current or future competitors may develop or offer solutions or services that are comparable or superior to ours at a lower price.  In addition, only some of our solutions and services are protected by intellectual property rights, and therefore, our competitors may copy some of our technologies without incurring the associated research and development expenses, and sell their competing products with lower cost, which could result in the loss of sales of our solutions and services.  If we fail to successfully compete against our current and future competitors, our business, financial condition and results of operations may be materially and adversely affected.

We undertake many of our projects on a fixed-price basis.  If we underestimate our costs, or fail to control our costs in the implementation of the projects, our gross margins and profitability may be materially and adversely affected.

We typically undertake our client projects on a fixed-price basis where we charge a fixed price to the client based on our evaluation of the estimated resources required to implement the project.  If we overestimate costs required for the project, our bid may become uncompetitive and we may lose business as a result.  Conversely, if we underestimate the project costs, complexity or scope of work to be done for the projects that we win, due to miscommunication with our clients or underestimation of technical difficulties, or if we incur additional costs due to unforeseen conditions, such as appreciation of personnel cost or the existence of software bugs, we will not be able to change the project value or pass such additional costs to our clients.  As a result, we may have reduced gross margin from such projects or even suffer a loss, which would negatively affect our overall gross margin and profitability.

We may be forced to reduce the prices of our solutions and services due to increased competition, which could lead to reduced revenues and profitability.

We may be forced to reduce the prices of our solutions and services in response to price-cutting strategies of our competitors, in particular in the areas of labor intensive contracts with low requirements for proprietary solutions or know-how.  Many smaller financial IT service companies depend on offering low prices to win these contracts.  We may not be able to respond to such competition by controlling our costs, shifting to other service areas with higher margins or providing additional solutions and services or enhancements to enable us to charge premium prices, and we may lose revenue in these particular segments of our business if we do not reduce our prices.  Any such reduction in prices may materially and adversely affect our business, financial condition and results of operations.

Changes in technology could materially and adversely affect our business by increasing our costs, reducing our profit margins and causing a decline in our competitiveness.

The markets for our IT solutions and services change rapidly because of technological innovation, new product introductions, declining prices and evolving industry standards, among other factors.  New solutions and technology often render existing solutions and services obsolete, excessively costly or otherwise unmarketable.  As a result, our success depends on our ability to keep up with the latest technological progress and anticipate technological advances and to develop or acquire and integrate new technologies into our solutions and services.  We cannot assure you that we will be able to keep our solutions and services competitive in the evolving market.  In addition, rapid advances in technology also require us to commit substantial resources to researching, developing or acquiring new technologies and deploying them into our operations, as well as to continuously train personnel in new technologies and in how to integrate existing hardware and software systems with these new technologies.  Such research, development and training place significant burden to our financial resources.  If we are not able to devote adequate resources to keep our technologies competitive, our ability to effectively compete in the market may suffer as a result, which may materially and adversely affect our business, financial condition and results of operations.

Our failure to retain existing clients or changes in their continued use of our solutions and services will adversely affect our results of operations.

We strive to establish strong, long-term client relationships, so that our clients will come back to us for multiple projects.  For many projects that we undertake with our clients, there are often subsequent phases as the client’s business develop and their IT needs evolve, and we are typically engaged in the follow-on work.  Revenue from such follow-on projects are a source of our repeating revenues.  Historically, such repeating revenues accounted for a significant portion of our total revenues.  Whether our clients will come back to us for such follow-on projects depends on a number of factors, including the quality of our solutions and services, the ease of use, reliability and price of our solutions and services as well as the cost to switch to another service provider.  Our existing clients may decide not to engage us for follow-on projects due to quality or other concerns, our competitors’ aggressive pricing or due to the obsolescence of our solutions and services.  In addition, our clients may decide to delay system expansions, upgrades and improvements due to a change in their own growth, spending patterns or IT budget.  Any material reduction in our repeat revenues may materially and adversely affect our business, financial condition and results of operations.

Furthermore, we rely in part on the cross-selling of our different solutions and services to our existing clients to vertically expand our client base and to grow our revenue.  For our new clients, we typically provide one initial service component, such as a custom application development or the integration of a new application with legacy IT systems, and then seek to use such initial client engagement as a foothold to understand the clients’ IT needs and quickly build client relationships, and provide us opportunities to demonstrate our capabilities and value so that they may engage us for additional projects.  If we fail to satisfy our clients in one product line, it may negatively impact our sales of other solutions and services to that client, which may materially and adversely affect our future revenue growth.

We are expanding into other business areas, such as the POS merchant acquisition business, for which we have limited experience.  If we fail to manage and grow our new businesses, our financial condition and results of operations may be materially and adversely affected.

We established a wholly-owned subsidiary, Beijing Yuxingyicheng Information Technology Company Ltd., or Yuxinyicheng Information, to focus on the Point of Sale, or POS, merchant acquiring business for credit and debit cards in a nationwide collaboration with China Merchants’ Bank, currently the largest credit card issuer in China.  As of December 31, 2007, we had deployed over 8,900 POS terminals with merchants under our collaboration with China Merchants Bank.  In February 2008 we signed an agreement with the Guangdong branch of China Construction Bank to deploy POS terminals in the Guangdong province (excluding Shenzhen) and an agreement with the Beijing branch of Bank of Communications to deploy POS terminals in Beijing.  For each POS terminal that we deploy, we share with the collaborating bank a certain percentage of the processing fee for transactions occurred on the POS terminal.  However, because we bear the cost of POS terminals and the related consumables, and also due to sales and marketing costs and other maintenance costs, we still suffered a loss for that business in 2007.  We cannot assure you that we will be successful in our management of this business.  Many factors, some of them are beyond our control, could materially and adversely affect our ability to turn this business into a profitable business, including:

•	our limited experience in managing the POS merchant acquiring business;

•	our ability to manage our relationships with our collaborators;

•	the low entry barrier and increasing competition;

•	the existence of larger more established competitors, in particular China UnionPay, the predominant player in the field;

•	adoption of credit and debit cards and prepaid store cards as a way of payment by merchants and consumers in China; and

•	our ability to deploy additional POS terminals.

In addition, we may expand into other business areas in the future for which we do not have significant experience and will be facing additional risks and uncertainties.  If we fail to mange and grow our POS merchant acquiring business or other new businesses that we undertake, our business, financial condition and results of operations may be materially and adversely affected.

We recently began providing Application Service Provider, or ASP, services to small- and mid-sized banks, and we cannot assure you that we will be successful in implementing this new revenue model.

We typically provide our IT solutions and services on a project-by-project basis, through which we charge our clients based on the entire cost and expected profit on a project.  Recently, we launched a new revenue model whereby we set up a complete IT architecture and software platform for our client, such as the entire IT platform for online banking and charge fees to our client for the use of such IT platform on a per-user or per-transaction basis.  For example, in January 2008 we entered into a collaboration agreement with China Financial Certification Authority, or CFCA, to provide online banking ASP platform to serve small- and mid-sized banks.  CFCA will host and maintain the online banking platform, and we will provide the necessary hardware and online banking solutions.  In exchange of using the ASP services, clients will pay a fixed annual fee for hosting and maintenance and share with CFCA and us revenues generated through transactions on the ASP platform.  Unlike our project-based revenue model, the initial charge to the client is small, and we expect to recover our costs and make a profit by generating recurring revenues tied to the use of the ASP platform.  However, we cannot guarantee that we will be profitable with this service.  Whether we can succeed in this business depends on how many small- and mid-sized banks are willing to use this service instead of creating their own online banking platform in-house, and also to the extent their end customers use the online banking platform.  As we will bear significant initial costs in the set-up of the platform, if we fail to generate enough interest among the small- and mid-sized banks for the use of this service, or if their end customers do not use the online banking platform we provide, we may not be able to recover our costs and our business, financial condition and results of operations may be materially and adversely affected.

We are expanding our client base to include an increasing number of small- and mid-sized banks, which subject us to additional risks, such as uncertainties of future businesses and credit risks.

As part of our effort to diversify our business and reduce our dependence on a limited number of banking clients, we have expanded our business to small- and mid-sized banks.  However, we have limited experience doing business with these banks and we cannot assure you that our sales strategies will be successful in obtaining repeat business, such as later phase improvement or expansion of the initial projects we undertake, from these clients as we are typically able to do with our larger clients such as Tier I and Tier II banks.  In addition, as compared to Tier I and Tier II banks, we have less understanding of the budgeting process of the small- and mid-sized banks and their project awarding practices, which makes it more difficult for us to predict future projects and allocate and plan our resources.  Furthermore, small- and mid-sized banks may not be as reliable as Tier I and Tier II banks in making timely payments, which would subject us to additional credit risks.  If we cannot successfully manage these risks, our business, financial condition and results of operations may be materially and adversely affected.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our competitive position and adversely affect our business and prospects.

We rely on a combination of patent, copyright and trademark laws, licensing agreements, confidentiality agreements, internal confidentiality policies and other contractual provisions, as well as technical measures to protect our intellectual property rights.  We cannot assure you PRC laws and our measures will be adequate to protect our intellectual property.  PRC laws are still developing in this area and the enforcement of such rights at the judicial level is highly uncertain and may not be as effective as in the United States or other countries.  We may not be able to deter competitors from copying our technology, reverse-engineering our solutions, or otherwise infringing on our intellectual property rights.  To protect our trade secrets and other proprietary information, our employees, consultants, advisors and collaborators are required to enter into confidentiality agreements.  There can be no assurance that these agreements will provide meaningful protection for the trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information.  We hold registered rights covering certain aspects of our technology, in particular software solutions, but it is uncertain how much protection such registrations provide us.  We have filed two patent applications in China, but a patent filing may not result in an issued patent, and even if an application results in an issued patent, it may not have the scope we seek and may not sufficiently protect our intellectual property rights.  In addition, because we currently do not have patents, we are unable to rely on patent law to protect our intellectual property.  If we fail to protect our intellectual property and technology, or if our competitors independently develop technologies that are substantially equivalent or superior to our technology, our competitiveness may be adversely affected, which may materially and adversely affect our business and prospects.

Furthermore, if we believe third parties have infringed our intellectual property and other proprietary rights, we may have to resort to litigation to enforce our intellectual property and proprietary rights.  Intellectual property litigation is expensive and time-consuming.  Litigation may also cause significant diversion of company resources and management attention, cause disruption of our daily operations, prove to be unsuccessful, and result in our intellectual property rights being held invalid or unenforceable, all of which could materially and adversely affect our business, financial conditions and results of operations.

If we infringe on third parties’ intellectual property rights, we could be required to cease offering the infringing solutions, redesign those solutions or enter into license agreements and pay royalties, any of which could have an material adverse impact on our business, financial condition and results of operations.

There can be no assurance that a third party will not assert that our solutions and services violate their intellectual property rights.  Intellectual property related laws are not fully developed in China, and there may be significant uncertainties in the scope and enforceability of intellectual property rights a company holds.  As the number of solutions offered by us and our competitors increases and the functionality of these solutions further overlaps, intellectual property related litigation in our industry may increase.  Our competitors may claim that our solutions and services infringe their intellectual property rights and initiate litigation against us.

Any such claims, whether with or without merit, could be expensive and time consuming to defend, cause significant diversion of our management’s time and our resources, disrupt our daily operations and damage our reputation.  If we are found by a competent court to have infringed third parties’ intellectual property rights, we may be required to:

•	pay damages to the owner of the technology that we are found to infringe, which could be substantial;

•	cease making, selling or using solutions that incorporate the infringed intellectual property;

•	redesign our solutions around the infringed intellectual property, which may not be feasible; and

•	enter into licensing agreements and pay royalties in order to obtain the right to use necessary technologies.

Any such litigation and the judgment of any of these remedies may materially and adversely affect our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims from our clients, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially and adversely affect our business, financial condition and results of operations.

The majority of our contracts involving custom-designed software solutions provide that our clients own intellectual property rights to software solutions developed under these contracts, and we are not permitted to use such intellectual property.  We only retain our proprietary rights to the methodologies, algorithms or patents that we use in the development of the custom-designed software solutions.  In addition, most of these contracts are silent as to whether we can make improvements on such custom-designed solutions and commercialize such improvements.

As a result of these contract provisions, we may be subject to intellectual property infringement claims by our clients.  It may be difficult to distinguish which part of the software that we developed for our clients represents our proprietary rights, and it is also not clear whether we have rights to make improvements over the software or part of the software that we developed for our clients.  If our clients initiate intellectual property claims against us, we may have to incur substantial legal expenses, which may also divert significant management attention and company resources, damage our client relationships and disrupt our normal business operations.  In addition, we may not be successful in defending such litigation.  If we are found to have violated our clients’ intellectual property rights, we could be forced to pay licensing fees or be enjoined from using the related intellectual property and forced to develop and utilize alternatives.  Such a finding could also result in substantial monetary liability, harm our reputation, cause a decline in our sales and negatively affect our client relationships, all of which may materially and adversely affect our business, financial condition and results of operations.  One successful claim may also bring a cascade of other similar claims, which may further exacerbate the material adverse effect of such litigation on our business, financial condition and results of operations.

Our intellectual property indemnification practices may materially and adversely impact our business.

We have agreed to defend many of our clients on our own costs for any third-party intellectual property claims filed against them arising from the solutions and services we provided them, and indemnify them for any damages of intellectual property infringement.  This practice may subject us to significant litigation costs and indemnification claims by our clients.  We cannot assure you that third parties will not pursue such claims, which may materially and adversely affect our business, financial condition and results of operations.

We rely on selected third-party technologies and third-party suppliers for hardware equipment and software applications for our system integration services.  If we are not able to obtain the needed items, our business could be materially and adversely effected.

We depend on the availability of the necessary hardware equipment and software applications from third parties for our system integration services.  We have established business relationships with selected suppliers.  We cannot assure you that these vendors/distributors will continue to offer needed hardware or software solutions or continue their relationships with us, or provide us their products at reasonable prices.  We cannot assure you that we will be able to secure alternative suppliers or procure hardware equipment and software applications at reasonable costs.  In addition, even if we are able to obtain such replacement third-party products in a timely manner, we cannot assure you that our solutions will properly interface or interoperate with their hardware or software solutions, which may result in delays and client dissatisfaction, or even result in our breaching contracts with our clients.  We may be unable to develop an alternative solution on a timely basis or at a reasonable cost to circumvent the lack of products from third parties.  Our failure or inability to acquire alternative third-party products or develop alternative solutions on a timely basis or at a reasonable cost may subject us to contract liability and our relationship with our clients may be negatively affected, which may materially and adversely affect our business, financial condition and results of operations.

We may be unsuccessful in identifying and acquiring suitable acquisition candidates or fail to complete acquisitions, which could adversely affect our growth.

We have grown in the past partly through selective acquisitions.  Through these acquisitions we expanded our revenue source, added new solutions or services, acquired new clients and obtained qualified personnel, all of which complemented our organic growth.  We plan to continue to pursue selective acquisitions of high-quality financial IT services companies to further our future growth.  However, we may not be able to identify suitable future acquisition candidates or complete such acquisitions on terms commercially acceptable to us, which may impair our ability to effectively or efficiently implement our growth strategies.  In addition, identifying acquisition targets, due diligence and negotiations all require significant management attention and diversion of our resources.  If we fail to successfully complete acquisitions after spending significant management time and company resources, our business, financial condition and results of operations could be materially and adversely affected.

We face risks in connection with the acquisition of businesses.  If we fail to manage these risks, our financial condition and results of operations may be adversely affected.

We face risks in connection with the acquisition of businesses.  These risks include:

•	difficulties in the integration of acquired businesses and retention of personnel necessary to run such businesses;

•	entry into unfamiliar markets;

•	unforeseen or hidden liabilities;

•	need for financial resources beyond our planned levels;

•	inability to generate sufficient revenues and profits to offset acquisition costs;

•	failures in realizing anticipated synergies; and

•	potential loss of or harm to relationships with employees and clients resulting from our integration of the acquired businesses.

Any of these risks may derail the success of our acquisitions.  As a result, we may not realize the benefit we anticipated while incurring significant costs, and our business, financial condition and results of operations may be materially and adversely affected.

If we are not able to retain our senior management team and critical staff members, and recruit quality personnel as we expand, our business and prospects will be adversely affected.

We depend on our ability to retain and recruit qualified personnel, including senior management and other key staff members.  The available talent pool in China is limited and competition is intense.  We depend on our senior management team for their industry knowledge and experience as well as their relationships with existing clients.  If we lose the service of any member of our senior management team, we may not be able to find a suitable replacement on a timely basis or at all.  Even if we are able to find a replacement, it will take time for the new person to be integrated into our business.  Furthermore, the ability to successfully complete client engagements depends on a trained, knowledgeable and stable staff, such as skilled engineers and project managers.  As we continue to grow, we need additional qualified staff to carry out our additional business projects, as well as other aspects of our business, such as marketing and sales, accounting and research and development.  If we are not able to retain our senior management team, recruit quality personnel as we expand, or provide appropriate training, career opportunities and otherwise motivate and retain our qualified employees, our business, financial condition and results of operations may be materially and adversely affected.  In addition, although we have non-competition provisions in our employment agreements with our management and key personnel, we cannot assure you that these provisions will not be breached and whether they will be enforced in PRC courts upon breach.  If our management and key personnel join our competitors or form competing businesses, our competitive position and business prospects may be materially and adversely affected.

Increases in wages for IT professionals will increase our costs and our gross margins and profit margins may be adversely affected.

Historically, wages for comparably skilled technical personnel in China’s IT services industry have been lower than in developed countries, such as in the U.S. or Europe.  However, in recent years, due to rapid economic development, intense competition for qualified IT professional and general inflation, wages in China’s IT services industry have increased and may continue to increase at even faster rates.  Personnel cost accounted for 53.4%, 46.3% and 57.4% of our cost of revenues in 2005, 2006 and 2007, respectively.  If we experience significant increases in wages for IT professionals, our cost of revenues will increase significantly, which could materially and adversely affect our gross margin and results of operations.

We provide warranties on third-party hardware or software that we procure for our clients.  We may incur substantial costs if our clients file a significant number of warranty claims against us for such third-party hardware and software if those claims either exceed the scope of the warranties that the manufacturers or their agents have contracted to provide to us, or if such manufacturers or their agents do not honor their contract warranties.

With our system integration services, we assist clients with the procurement and installation of third-party hardware and software which best meets their system requirements.  For the individual components, we typically provide warranties similar in scope to the warrants covered by the manufacturers.  However, we are generally responsible for the maintenance and service of the entire system, and will act for our clients to obtain manufacturer warranted services.  Most of our contracts do not have disclaimers or limitations on liability for special, consequential and incidental damages, nor do we cap the amounts recoverable for damages.  If our clients file a significant number of warranty claims against us for such third-party hardware or software, we cannot assure you that we will be able to receive sufficient warranty coverage from the manufacturers.  The warranties obtained from such manufacturers may not cover the entire warranty claims, or the manufacturers may refuse to honor their contract warranties.  As a result, we may be liable for damages, which could materially and adversely affect our financial condition and results of operations.

Many of our contracts with clients permit termination by our clients as their IT requirements change, or when our performance is not consistent with the quality and other standards specified in those contracts.  Any termination of contracts may materially and adversely affect our business, results of operations and financial condition.

Many of our client contracts can be terminated by our clients as their IT requirements change, and without penalty.  There are a number of factors relating to our clients that are outside of our control which might lead them to terminate a contract or project with us, including a change in financial condition or mergers and acquisitions or significant corporate restructurings.  The ability of our clients to terminate contracts creates an uncertain revenue stream.  Furthermore, many of our contracts provide that our client may terminate the contract if we fail to meet a specified timetable or fail to achieve certain quality or other standards.  If our contracts are terminated due to this reason, our reputation in the industry may suffer in addition to the lost revenue and incurrence of penalties.  Any termination of significant contracts, especially if unanticipated, could have a negative impact on our business, financial condition and results of operations.

We may be subject to significant contract liabilities if we fail to complete client projects on time, or if we fail to provide required level of services under our maintenance contracts.

Many of our client contracts require us to complete the projects by a certain time, some of which also impose interim milestones.  We cannot assure your that we will always be able to complete our client projects on time, or meet all the interim milestones.  A number of reasons may result in delay of our client projects, such as unforeseen bugs, technical difficulties or lack of enough software engineers.  Some of these factors are beyond our control.  If we fail to meet the deadlines of milestones specified in the timetable, we may be subject to contract liabilities, such as significant late fees, and the client may have the right to terminate the contract and require us to compensate them for any loss they incurred due to our delay.  If this happens, our reputation, client relationships as well as our business, financial condition and results of operations may be materially and adversely affected.

In addition, some of our client contracts require us to keep the client’s system in operation and are subject to contract liabilities if the client’s system breaks down for more than a specified period of time.  If we fail to properly maintain the client system, or fail to timely fix system breakdowns, we may breach such contracts and be subject to contract liabilities, which could also materially and adversely affect our client relationships as well as our business, financial condition and results of operations.

Our solutions use internally developed software and systems as well as third-party products, any of which may contain errors and bugs, which may require us to spend additional time and incur additional expenses to correct, and these errors and bugs may cause a breach of our service agreements and require us to pay damages to our clients.

Our solutions may contain undetected errors, defects or bugs that may or may not be correctable.  Our solutions involve integration with products and systems developed by third parties.  Complex software programs of third parties may contain undetected errors or bugs when they are first introduced or as new versions are released.  Because we cannot test our existing or future solutions or third-party products upon which our solutions are dependent for all possible scenarios, our solutions may contain errors which are not discovered until after they have been installed and we may not be able to correct these problems on a timely basis.  We may be required to devote resources and incur significant amount of expenses to detect and correct such errors and bugs, and we cannot assure you all of these error or bugs can be corrected.  These errors and bugs may also result in delays or loss of market share of our solutions, injury to our reputation and damage our relationship with our clients.  Furthermore, these errors or bugs may significantly impair their intended use and subject us to liabilities to our clients, which may require us to pay damages.

We may experience system failures, which could hurt our business reputation, and subject us to contract liability to our clients for the interruption in service.  Our computer networks may be vulnerable to security risks that could materially and adversely affect our results of operations and subject us to liability.

Our operations depend on our ability to protect our systems from interruptions caused by damage from fire, earthquake, power loss, telecommunications failure, unauthorized access, computer hackers, computer viruses, software malfunction or other events beyond our control.  We currently back-up data only relating to certain systems, such as financial, human resource and emails, and do not have sufficient backup facilities to provide full system services if the primary facility is not functioning.  We currently do not have an offsite disaster recovery system.  In the future, we plan to establish additional backup systems in different geographic locations.  However, in the event of major disasters, both primary and backup locations could be adversely impacted.  We could also experience system interruptions due to the failure of our systems to function as intended, such as the failure of the systems relied upon to deliver online banking services or the failure of the interaction of our systems with other systems and networks of our clients or other third parties.  Loss of all or part of the systems for a period of time could have a material adverse effect on our business reputation, financial condition and results of operations.

Our computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems caused by unauthorized access to, or improper use of, systems by third parties or employees.  A hacker who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations.  Although we intend to continue to implement security measures, computer attacks or disruptions may jeopardize the security of information stored in and transmitted through computer systems of our clients.  Actual or perceived concerns that our systems may be vulnerable to such attacks or disruptions may deter banks and consumers from using our solutions or services.  As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.

Data networks are also vulnerable to attacks, unauthorized access and disruptions.  For example, in a number of public networks, hackers have bypassed firewalls and misappropriated confidential information.  It is possible that, despite existing safeguards, an employee could divert our clients’ funds, exposing us to a risk of loss or litigation and possible liability.  Losses or liabilities that are incurred as a result of any of the foregoing may materially and adversely affect our business, financial condition and results of operations.

We have had a significant deficiency in our internal control over our financial reporting and there remain areas of our internal control over financial reporting that require improvement.  If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or detect fraud, and investor confidence and the market price of our shares may be adversely impacted.

We are subject to reporting obligations under the U.S. securities laws, which require us to provide management’s assessment on the effectiveness of our internal controls on this annual report on Form 20-F.  Our management identified, and our independent registered public accounting firm also identified and communicated to us in connection with their audit of our financial statements for the year ended December 31, 2007, one significant deficiency in our internal control over financial reporting.  The significant deficiency relates to an inappropriate accrual of inventories purchased.  This significant deficiency in our internal controls could lead to our potential failure in detecting on a timely basis a material misstatement in our annual or interim financial statements.  We have started to formulate a program which we believe will remedy the significant deficiency described above.  We expect to review and, as appropriate, revise our accounting and management information systems software.  We also expect to increase the areas to be reviewed and discussed with our board of directors.  We will continue these efforts until we are satisfied that the significant deficiency has been eliminated.  However, we cannot assure you that we will be successful in our efforts.  If we cannot eliminate our significant deficiency and improve our internal controls, we may not be able to accurately report our financial results or detect fraud.  As a result, our results of operations and your ability to judge our financial performance may be materially and adversely affected, which may in turn adversely affect investor confidence and the market price of our shares.

Furthermore, beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2008, in addition to the filing of our management’s report on its assessment on the effectiveness of our internal control over financial reporting, our independent registered public accounting firm will also be required to attest to and report on our management’s assessment of the effectiveness of our internal control over financial reporting.  Our management may conclude that our internal control over financial reporting is not effective.  Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.  Any conclusion of ineffectiveness in our internal control over financial reporting, either by our management or by our independent registered public accounting firm, may result in loss of investor confidence and a decrease in the market price of our shares.

We may grant stock options under our share incentive plan, resulting in increased share-based compensation expenses and, therefore, reduced net income.

In 2005, China Unistone adopted its 2006 Performance Equity Plan, which we assumed following the three-way merger in November 2006.  To date we have not granted any options under the plan.  However, we may in the future grant options to our senior management and key employees under that plan to provide further incentives.

Under the Statement of Financial Accounting Standards No. 123R, “Share-Based Payment”, we are required to recognize share-based compensation as compensation expense in our statement of income based on the fair value of equity awards on the date of the grant, with such compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award.  If we grant stock options, the additional expenses associated with share-based compensation may adversely affect our results of operations.  However, if we do not grant stock options, we may not be able to attract and retain key personnel.

Our business benefits from certain government incentives.  Expiration, reduction or discontinuation of, or changes to, these incentives will increase our operating expenses and tax burden and reduce our net income.

The PRC government has provided various incentives to domestic companies in the software industry in China in order to encourage development of this industry.  Many of our PRC subsidiaries have historically received technology subsidies, business tax exemptions, value-added tax, or VAT, refunds and preferential income tax treatments.  For example, many of our PRC subsidiaries enjoyed reduced enterprise income tax at the applicable rate of 15% on taxable profits in China as compared to the statutory rate of 33% and/or tax holidays due to their status as a foreign-invested enterprises, software enterprises or high-tech enterprises located in certain locations.  Our tax savings from these preferential income tax treatments amounted to RMB3.2 million, RMB11.9 million and RMB18.1 million, in 2005, 2006 and 2007, respectively.  See “Item 5. Operating and Financial Review and Prospects — A. Operating results — Income taxes.”  In addition, due to our status as software company in the high-tech industry, we received technology subsidies, VAT refunds, business tax refunds and other benefits in the amount of RMB1.0 million, RMB3.2 million and RMB7.3 million, respectively, in 2005, 2006 and 2007.  See “Item 5. Operating and Financial Review and Prospects — A. Operating results — Operating expenses — General and administrative expenses.”  The PRC government may reduce or eliminate these incentives at any time in the future.

Additionally, in order to continue to qualify for some of these incentives, we are required to meet stringent requirements on research and development activities and on our gross revenues.

On March 16, 2007, the PRC National People’s Congress passed the PRC Enterprise Income Tax Law, or the New EIT Law, and in March 2007 the PRC State Council issued implementation rules under the New EIT Law, both of which became effective on January 1, 2008.  Under the New EIT Law and its implementation rules, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises, but it repealed most of the existing preferential tax treatments, including the preferential tax rates and the tax holidays.  The New EIT Law provides a five-year transition period that allows enterprises that enjoyed certain preferential tax treatment under the old enterprise income tax regime to gradually transition to the 25% statutory rate in a prescribed fashion.  According to a notice issued by the PRC State Council, for enterprises that enjoyed preferential income tax rate of 15% pursuant to certain prior tax rules or regulations specified in the notice, the applicable enterprise income tax rate will increase to 18% for 2008, 20% for 2009, 22% for 2010, 24% for 2011 and 25% for 2012 and thereafter.  For tax holidays specified in the notice, enterprises already enjoying such holidays prior to January 1, 2008 can generally continue to enjoy such tax holidays until their expiration, upon which time the 25% tax rate will apply.  All other preferential tax treatments have generally terminated on December 31, 2007.  Although the New EIT Law provides that the State Council can grant tax waivers or preferential tax rates for “qualified high-tech or new-tech companies in need of special state support,” but the qualification criteria for such high-tech or new-tech companies are not yet clear, and we cannot assure you that any of our PRC subsidiaries will qualify.  Due to the application of the New EIT Law and its implementation rules, certain of our subsidiaries may no longer be able to enjoy any preferential income tax treatment, and certain others may need to pay higher transitional income tax rates starting January 1, 2008.  As a result, we expect our effective income tax rate to gradually increase from our 2007 level, which may materially and adversely affect our financial condition and results of operations.

Furthermore, under the New EIT Law and the implementation rules, all of the dividends paid by our PRC subsidiaries to us are subject to a withholding tax at a rate of 10%, unless we will be deemed as a resident enterprise for tax purposes.  If we are deemed as a resident enterprise for tax purposes, our global income will be subject to PRC income tax in accordance with the New EIT Law and the implementation rules.  See “— Risks related to doing business in China — We may be treated as a resident enterprise for PRC tax purposes under the New EIT Law and we may therefore be subject to PRC income tax for any dividends we receive from our subsidiaries, which may materially and adversely affect the amount of dividends we must pay to our shareholders.”

We may incur losses due to business interruptions resulting from the occurrence of natural catastrophes, acts of terrorism or fires, and we have limited insurance coverage.

Insurance companies in China offer limited business insurance products and we currently do not have insurance against business interruptions.  Should any natural catastrophes such as earthquakes, floods, typhoons, fire or any acts of terrorism occur in China that affect our operations, we might suffer not only significant property damages, but also loss of revenues due to interruptions to our business operations, which could have a material adverse effect on our business, financial condition or results of operations.  In addition, we do not have any key person insurance to cover any losses we may suffer due to any loss of our senior management and other key personnel.  In any such event, we may incur additional costs, which could materially and adversely affect our financial condition and our results of operations.

Any health epidemics and other outbreaks could severely disrupt our business operations.

Our business could be materially and adversely affected by the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or another health epidemic.  In recent years, there have been reports on the occurrences of avian influenza in various parts of China, including a few confirmed human cases and deaths.  Any prolonged recurrence of avian influenza, SARS or other adverse public health developments in China could require the temporary closure of our offices or prevent our staff from traveling to our clients’ offices to provide on-site services.  Such closures could severely disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

RISKS RELATED TO DOING BUSINESS IN CHINA

Adverse changes in China’s political and economic policies, including its policy of reforming its economic system, could have a material adverse effect on the growth of private businesses in China such as ours.

All of our operations are conducted in China and all of our sales are made in China.  Accordingly, our business, financial condition and results of operations are significantly affected by economic, political and legal developments in China.  Since the late 1970s, China has been reforming its economic system and changing from a planned economy based on governmental dictates and priorities to one that uses market forces to influence deployment of economic resources, labor and capital and to determine business endeavors.  It is impossible to predict whether or not the government will continue to encourage economic liberalization and further release its control over the economy and encourage private enterprise.  We also cannot predict the timing or extent of future economic reforms that may be proposed.  Any re-imposition of planned economy regulation or similar kinds of restrictions could reduce the freedom of private businesses to operate in a profitable manner, restrict inflows of capital or stifle investor willingness to participate in China’s economy.  Any adverse change in the economic conditions or government policies in China could have a material adverse effect on overall economic growth, which in turn could lead to a reduction in demand for our solutions and services and consequently have a material adverse effect on our business.  Moreover, to the extent we need additional capital, any restrictions on foreign ownership, foreign investment and repatriation of profits will hamper our ability to find capital outside of China.

The economy of China has been experiencing unprecedented growth, leading to increased inflation.  Monetary policies adopted by the PRC government to combat inflation may result in a decrease in China’s economic development and profitability of China’s banks, which could adversely affect our business.

The rapid growth of China’s economy has resulted in higher levels of inflation.  China’s consumer price index increased 4.8% in the full year of 2007, and the government has initiated a number of monetary policies to control the potential overheating of the economy and high inflation.  As part of such measures, the People’s Bank of China, or PBOC, China’s central bank, has increased statutory deposit reserve ratio ten times in 2007 and another two times in January and March 2008, respectively, increasing the statutory reserve ratio from 9.0% at the end of 2006 to its current level of 15.5%, which greatly reduced the amount of funds available for China’s banks to extend loans.  In addition, PBOC increased interest rates six times in 2007, which could result in slowdown of capital investment, consumption and overall economic activity.  All these and other measures could lead to reduced profit for China’s banks and reduce their desire to upgrade or expand their IT systems.  Any reduced IT spending in China’s banking industry will materially and adversely affect our sales, which could materially and adversely affect our business, financial condition and results of operations.  In addition, higher inflation may increase our costs, and there can be no assurance that we would be able to increase our prices to the extent necessary to offset the increase in our expenses, and our gross margin and net margin could be materially and adversely affected.

PRC laws and other conditions may limit our ability to make dividend payments to our shareholders.

We are a holding company in the British Virgin Islands, or the BVI.  We rely on our PRC subsidiaries to provide us with cash flow and to meet our other obligations, including paying dividends to our shareholders.  Relevant PRC laws and regulations permit payment of dividends by a PRC subsidiary only from accumulated distributable profits, if any, determined in accordance with PRC accounting standards and regulations, and only after setting aside at least 10% of its current year profits (up to an aggregate amount equal to half of its registered capital).  See “Item 8. Financial Information — A. Consolidated statements and other financial information — Dividend policy.”  The PRC tax authorities may initiate changes in determining income of our PRC subsidiaries that would further limit their ability to pay dividends and make other distributions to us.  It is therefore possible that our PRC subsidiaries will not have any distributable profit to pay us even if they are profitable under US GAAP.

In addition, although PRC law currently allows enterprises owned by foreign investors to remit their profits, dividends and bonuses earned in China to other countries, and the remittance does not require prior approval by the State Administration of Foreign Exchange, or SAFE, we cannot assure you such policy will not change.  SAFE regulations require extensive documentation and reporting, some of which is burdensome and slows payments.  If there is a return to payment restrictions and reporting, it may also adversely affect the ability of our PRC subsidiaries to distribute their profits to us.  Furthermore, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may also restrict their ability to pay dividends or make other payments to us.  Any limitation on our subsidiaries’ ability to distribute dividends to us may adversely affect our ability to pay dividends to our shareholders.

Any fluctuations in exchange rates could result in foreign currency exchange losses.

Our operating subsidiaries are all located in China and our functional currency is Renminbi, and we are subject to fluctuations of the exchange rate between Renminbi and U.S. dollars.  PBOC sets and publishes daily a base exchange rate between Renminbi and U.S. dollars.  Beginning on July 21, 2005, PBOC has set this rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day, taking into account other factors such as the general conditions existing in the international foreign exchange markets, as compared to an exchange rate pegged to the U.S. dollar before such date.  As a result, from July 21, 2005 to April 30, 2008, the Renminbi appreciated approximately 16% against the U.S. dollar.  There is increasing international pressure for the PRC government to further loosen its control of the foreign exchange rate to allow a faster appreciation of the Renminbi.

Because our earnings and cash from operations are denominated in Renminbi, fluctuations in exchange rates between U.S. dollars and Renminbi will affect our balance sheet and earnings per share in U.S. dollars.  In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.  Furthermore, fluctuations in the exchange rate could affect the relative value of any dividend we issue, which will be exchanged into U.S. dollars, as well as the value of any U.S. dollar denominated investments we make in the future and any earnings on such investments.  The value in Renminbi in terms of our financing activities denominated in U.S. dollars will also be adversely affected if Renminbi continues to appreciate against the U.S. dollar.

Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.

Substantially all our revenues and expenses are denominated in Renminbi.  We may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares.  Under China’s existing foreign exchange regulations, our PRC subsidiaries are able to pay dividends in foreign currencies, without prior approval from SAFE, by complying with certain procedural requirements.  However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions under capital accounts continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including SAFE.  If our PRC subsidiaries borrow foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance our PRC subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce or its local branches.  These limitations could affect the ability of our PRC subsidiaries to obtain foreign exchange through debt or equity financing.

Recent PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross-border investment activity, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

SAFE promulgated regulations that require registration with local SAFE offices in connection with direct or indirect offshore investment and cross-border investment through the special purpose vehicles by PRC residents, including PRC individual residents and PRC corporate entities.  These regulations apply to our shareholders who are PRC residents and also apply to our prior and future offshore acquisitions.  In particular, the SAFE regulations require PRC residents to file with competent SAFE offices information about offshore companies in which they have directly or indirectly invested or through which the cross-border investment is conducted and to make follow-up filings in connection with certain material transactions involving such offshore companies, such as increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees or other material events that do not involve return investment.

The SAFE regulations retroactively require registration by March 31, 2006 of direct or indirect investments in offshore companies or cross-border investments previously made by PRC residents in offshore companies.  If a PRC resident with a direct or indirect stake in an offshore parent company or any cross-border investment fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries.  Further, failure to comply with various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

To date, our major shareholders who are PRC residents, or whose shares are beneficially owned by PRC residents, have completed the required foreign exchange registration with the local foreign exchange bureau according to these SAFE regulations.  They are still required to file with competent SAFE offices when there are material transactions involving us.  We are committed to complying and to ensuring that our shareholders who are subject to these regulations to continue comply with the relevant rules.  However, due to the newness of the regulations and uncertainty concerning the reconciliation of the new regulations with other approval requirements, it remains unclear how the regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities, and we cannot assure you that all of our shareholders who are PRC residents will comply with our requests to make or obtain any applicable registrations or approvals required by the regulations or other related legislation.  The failure or inability of our PRC resident shareholders to receive any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries from making distributions or paying dividends or affect our ownership structure, as a result of which our business operations and our ability to distribute dividends to you could be materially and adversely affected.

We may be treated as a resident enterprise for PRC tax purposes under the New EIT Law and we may therefore be subject to PRC income tax for any dividends we receive from our subsidiaries, which may materially and adversely affect the amount of dividends we must pay to our shareholders.

Under the New EIT Law and its implementation rules, enterprises established under the law of non-PRC jurisdictions, but whose “de facto management body” is located in China, are treated as resident enterprises for PRC tax purposes.  Although the implementation rules stipulate that the “de facto management body” refers to the organization which substantially manages and controls the operation, staff, finance, properties and other aspects of the enterprises, it is currently unclear in which specific situations a non-PRC enterprise’s “de facto management body” is located in China.  Substantially all of our management is currently based in China.  If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which will include any dividend income we receive from our subsidiaries.  In addition, the New EIT Law provides that the qualified dividend income between resident enterprises is exempted income, and the implementation rules stipulates that the “the qualified dividend income between resident enterprises” refers to the direct investment between resident enterprises, it is not clear what is considered a qualified resident enterprise under the New EIT Law.  If we are required under the New EIT Law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends we may pay to our shareholders.

Dividends payable by us to our non-PRC shareholders, and gains on the sales of our ordinary shares, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment.

The New EIT Law and its implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to non-PRC investors which are derived from sources within China.  This provision may apply to our non-PRC shareholders if we are deemed as a resident enterprise for tax purposes.  According to a notice issued by the PRC State Council, this 10% income tax starts to apply to dividends declared from profits generated after January 1, 2008.  In addition, under the New EIT Law and its implementation rules, if we are deemed as a resident enterprise, any gains realized on the transfer of shares by such investors are also subject to 10% tax if such gains are regarded as income derived from sources within China.  We are a BVI holding company and substantially all of our income may come from dividends we receive from our subsidiaries, primarily those located in China.  If we declare dividends from such income to our shareholders, it is unclear whether such dividends, or the gain our non-PRC shareholders may realize from the transfer of our ordinary shares, would be treated as PRC-sourced income and be subject to PRC tax.  If we are required under the New EIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders, or if non-PRC shareholders are required to pay PRC income tax on the transfer of their ordinary shares, the value of your investment may be materially and adversely affected.

Uncertainties with respect to the PRC legal system could limit the protections available to you and us.

The PRC legal system is a civil law system based on written statutes.  Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value.  Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China.  We conduct all of our business through our consolidated entities established in China.  These entities are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises.  However, since many laws, rules and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us.  For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract.  However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of Chinese administrative and court proceedings as well as assess the level of legal protection we enjoy in China versus in more developed legal systems.  These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, clients and suppliers.  In general, these uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations.  Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries.  Accordingly, we cannot predict the effect of future developments in the PRC’s legal system, particularly with regard to China’s IT industry and banking industry, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.  These uncertainties could limit the legal protections available to us and other foreign investors, including you.  In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States judgments against us, our subsidiaries, our officers and directors and experts named in this annual report.

We are incorporated in the British Virgin Islands and our operating subsidiaries are formed under PRC law.  Substantially all of our assets are located in China.  In addition, most of our directors and executive officers reside within China, and substantially all of the assets of these persons are located within China.  It may not be possible to effect service of process within the United States or elsewhere outside China upon our directors, executive officers or experts named in this annual report, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws.  China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries.  As a result, recognition and enforcement in China of judgments of a court in the United States and many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible.  Furthermore, an original action may be brought in China against our assets and our subsidiaries, our directors and executive officers and experts named in this annual report only if the actions are not required to be arbitrated by PRC law and only if the facts alleged in the complaint give rise to a cause of action under PRC law.  In connection with any such original action, a PRC court may award civil liability, including monetary damages.

RISKS RELATING TO OUR SHARES

Future sales of shares, or the perceived sale of additional shares, may lead to a decline in the market price of our shares.

We issued 5,328,320 ordinary shares as part of the initial purchase price for the acquisitions of Sihitech BVI and e-Channels BVI.  These shares were not registered, and therefore are restricted securities subject to resale restrictions.  All of these shares are currently held by our management and employees.  As of March 31, 2008, all of such shares are tradable subject to restrictions under Rule 144 and insider trading rules.

As a significant portion of our shares are held by a small number of shareholders, historically trading volume of our shares has been relatively low.  We cannot predict the effect, if any, market sales of securities held by our significant shareholders or any other shareholders or the availability of these securities for future sale will have on the market price of our ordinary shares.

In addition, certain of our shareholders and their transferees and assignees have certain registration rights with respect to 750,000 shares.  See “Item 7. Major Shareholders and Related Party Transaction — Registration rights agreement.”  Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.  Sales of these registered shares in the public market could cause the price of our ordinary shares to decline.

Furthermore, we may need to do additional financing in the future in the form of our ordinary shares or securities convertible into, or exchangeable for, our ordinary shares, which will further dilute the shareholding of shareholders and may result in decline of our share price.

If certain financial or financing objectives are achieved, selling shareholders in the three-party merger will be entitled to receive shares of our stock which would result in dilution and might have an adverse effect on the market price of our ordinary shares.

Selling shareholders in the three-party merger have the right to earn up to 952,832 shares per year from 2007 to 2010 based on net profit targets.  See “Item 4. Information on the Company — A. History and development of the Company — Corporate history”.  We are required to issue 952,832 shares to these selling shareholders in the three-party merger based on our fiscal 2007 results.  There is no obligation to register these shares after issuance.  However, after being held for the appropriate periods, these shares will be eligible for resale under Rule 144 of the Securities Act.  If the additional shares are earned, they will significantly increase the number of our shares outstanding, and result in dilution to our existing shareholders.  The issuance of these additional shares may cause a decrease in the trading price of our shares in the public market.

Certain of our principal shareholders have entered into a voting agreement.  In addition, a large portion or our shares are owned by a few of our directors and executive officers.  These shareholders will have a significant control over our corporate transactions and other matters that require shareholder approval.

Eight of our principal shareholders, including our Chairman, Mr. Chih Cheung, Chief Executive Officer, Mr. Weidong Hong, and Chief Operating Officer, Mr. Shuo Zeng, who in the aggregate control 34.3% of our total issued and outstanding shares as of December 31, 2007, have entered into a voting agreement whereby they agree to vote, for a period of three years ending November 24, 2009 or until the voting agreement is terminated by the unanimous written agreement of all parties to the voting agreement, all of their respective shares held during the term of the agreement for six directors nominated by the selling shareholders of Sihitech BVI and e-Channels BVI and three directors nominated by our Chairman Mr. Cheung and Mr. James Li, one of the eight shareholders.  The parties to the voting agreement have also agreed not to take any action that would change the number of directors or the process of nomination, selection and removal of directors as set forth in our Articles of Association and Memorandum of Association, unless they agree unanimously on such action.  Therefore, they will have control of our board of directors and be able to influence the decisions of our board and the direction of our company.  Such agreement may also cause the current management to remain in place without opportunity for the other shareholders to effectuate change.

In addition, even after the expiration of the voting agreement, our executive officers and directors, including Messrs. Chih T. Cheung, Chairman of our board, Weidong Hong, our Chief Executive Officer and director and Shuo Zeng, our Chief Operating Officer and director, will in aggregate control the voting of about 19.8% of our issued and outstanding ordinary shares, assuming they do not sell any of their shares and our total number of issued and outstanding shares do not change.  These three major shareholders will continue to maintain a significant control over the outcome of corporate transactions or other matters submitted to our shareholders for approval, including the election of directors and the approval of other business transactions.

The interest of these shareholders may not be the same as the interest of our other shareholders.  This voting agreement and concentration of ownership could have the effect of delaying or preventing a change in our control or discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on the market price of our shares or prevent shareholders from realizing a premium over the market price for their shares.  In addition, if our major shareholders chose to dispose of a material portion of the ordinary shares they hold, the prevailing market price of our shares may decline.

Certain provisions in our organizational documents may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.

Our Memorandum and Articles of Association include provisions that could limit the ability of others to acquire control of us.  Under those provisions, our board has the power to issue preferred shares with such rights attaching to them as they decide and that this power could be used in a manner that would delay, defer or prevent a change of control of our company.  These provisions could have the effect of depriving you of an opportunity to sell your shares at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transactions.

The market price for our shares may be volatile.

Our share price has been highly volatile and is expected to remain highly volatile in the future.  Many factors affect the market price for our shares, including the following:

•	actual or anticipated fluctuations in our quarterly results of operations;

•	changes in financial estimates by securities research analysts;

•	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	addition or loss of key clients;

•	fluctuations of exchange rates between the Renminbi and U.S. dollar;

•	intellectual property litigation;

•	release from or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares or sales of additional shares; and

•	general economic or political conditions in China and the United States.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies.  These market fluctuations may also materially and adversely affect the market price of our shares.

Although publicly traded, the trading market in our ordinary shares has been substantially less liquid than the average trading market for a stock quoted on NASDAQ and this low trading volume may adversely affect the price of our ordinary shares.

Although our ordinary shares are traded on NASDAQ under the symbol “YTEC”, the trading market in our ordinary shares has been substantially less liquid than the average trading market for companies quoted on NASDAQ.  Reported average daily trading volume in our ordinary shares for the three-month period ended March 31, 2008 was approximately 239,000 shares.  Limited trading volume will subject our shares to greater price volatility and may make it difficult for you to sell our shares at a price that is attractive to you.

As a foreign private issuer with ordinary shares listed on NASDAQ, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose ordinary shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain NASDAQ requirements.  A foreign private issuer that elects to follow its home country practice must submit to NASDAQ a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each NASDAQ requirement with which it does not comply followed by a description of its applicable home country practice.  As a company incorporated in the British Virgin Islands and listed on the NASDAQ Global Market, we expect to follow our home country practice with respect to, among other things, the composition of our board, director nomination procedures, the compensation of officers, the distribution of annual reports to shareholders and quorum requirements at shareholders’ meetings.  In addition, we expect to follow BVI law instead of NASDAQ requirements that mandate that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control, certain transactions other than a public offering involving issuances of 20% or greater interests in the Company and certain acquisitions of the stock or assets of another company.

In addition, we are obligated to file an annual report on Form 20-F with audited financial statements and a report on Form 6-K at such times as we release information to the public either voluntarily or pursuant to the BVI laws.  Therefore, our frequency of filing financial and other information may be less than that of a domestic United States registered company under the rules and regulations of the SEC.  Investors may not receive information on a timely basis, therefore increasing their risk of investment.

We are a BVI company and, because judicial precedent regarding the rights of shareholders is more limited under BVI law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our Memorandum and Articles of Association, the BVI Business Companies Act, 2004  and the common law of the BVI.  The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under BVI law are to a large extent governed by the common law of the BVI.  The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the BVI.  The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are not necessarily as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States.  In particular, the BVI has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law.  In addition, BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.  As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board or controlling shareholders than they would as public shareholders of a company incorporated in a U.S. jurisdiction.

ITEM 4.                      INFORMATION ON THE COMPANY

A.           History and development of the Company.

CORPORATE INFORMATION

Our legal name is Yucheng Technologies Limited, which was incorporated in the BVI on November 17, 2005.  Our principal executive offices are located at 3/F Tower B, Beijing Financial Trust Building, 5 Anding Road, Chaoyang District, Beijing 100029, People’s Republic of China, and our telephone number is (86) 10-6442-1088.  Our registered office in the BVI is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola.  We maintain an Internet website at www.yuchengtech.com.  Our agent for service of process in the United States is National Corporate Research at 10 E. 40th Street, 10th Floor, New York, New York 10016.

CORPORATE HISTORY

The three-party merger

Our current business was formed on November 24, 2006 upon the consummation of a three-party merger among China Unistone, Sihitech BVI and e-Channels BVI.  China Unistone was incorporated in the State of Delaware on May 7, 2004 to serve as a special acquisition company.  In November 2004, China Unistone became listed on the OTCBB.

Beijing Sihitech was founded in June 1999 by Mr. Weidong Hong, our Chief Executive Officer, which provided IT services and system integration to the banking industry in China.  Beijing Sihitech is organized and operates under PRC law.  Prior to the merger, it was owned by Mr. Hong and other PRC citizens through a holding company incorporated in the BVI, Sihitech BVI.

e-Channels was founded in February 2001 by Mr. Shuo Zeng, our Chief Operating Officer, which provided online banking and electronic multi-channel software and solutions to the banking industry in China.  Similar to Beijing Sihitech, it is organized and operates under PRC law, and was owned prior to the merger by Mr. Zeng and other PRC citizens through a holding company incorporated in the BVI, e-Channels BVI.

On November 17, 2005, Yucheng Technologies Limited was incorporated in the BVI as a wholly-owned subsidiary of China Unistone.  China Unistone first merged with and into Yucheng for the purpose of redomestication of the surviving company to the BVI.  Yucheng, the surviving entity of the redomestication merger, then acquired both Sihitech BVI and e-Channels BVI on the same day, and became the holding company of the operating entities, Beijing Sihitech and e-Channels and their respective subsidiaries.

As a result of the merger, Beijing Sihitech and its subsidiaries and e-Channels became our principal subsidiaries.  Since the consummation of the merger, we have established additional subsidiaries to carry out various business operations, and have also acquired several companies in China.  The consideration for the acquisition of Sihitech BVI and e-Channels BVI consisted of cash and stock.  Sihitech BVI was acquired for an initial price consisting of US$2,731,884 cash and 3,754,484 ordinary shares of Yucheng.  e-Channels BVI was acquired for an initial price of US$1,268,116 cash and 1,573,836 ordinary shares of Yucheng.  The aggregate initial consideration paid at the closing was US$4,000,000 cash and 5,328,320 ordinary shares of Yucheng.

Of the US$4,000,000 cash consideration, US$250,000 was held back by Yucheng for 12 months as security for the indemnification obligations of the selling shareholders of Sihitech BVI and e-Channels BVI.  Of the 3,754,484 ordinary shares of Yucheng issued to the selling shareholders of Sihitech BVI as consideration, 773,045 shares were tied to performance, subject to return if its net profit as shown in the audited consolidated financial statements of Yucheng (prepared in accordance with US GAAP) for the year ended December 31, 2006, plus all the compliance expenses of being public, was less than US$6,073,941.  Of the 1,573,836 ordinary shares of Yucheng issued to the selling shareholders of e-Channels BVI, 670,339 shares were similarly subject to return and cancellation if its net profit as shown in the audited financial statements of e-Channels and its subsidiaries prepared in accordance with US GAAP for the year ended December 31, 2005 was less than RMB9,000,000.  As both financial milestones were achieved, none of the shares were returned for cancellation.

In addition, pursuant to the merger agreement and its amendment, the selling shareholders of Sihitech BVI and e-Channels BVI are entitled to additional cash and equity consideration upon satisfaction of certain conditions.  Specifically, with respect to additional cash consideration, they are entitled to:

•
US$4,960,000, if we receive an aggregate of US$34,250,000 in gross proceeds from an additional financing, including, but not limited to, (a) exercise of our warrants, (b) our successful completion of a secondary offering, or (c) the private investment into us by a strategic investor;

•	US$1,000,000, if the average closing price of our stock in any 60 consecutive trading days of the year, or the Average Share Price, is above US$10.00 in 2006;

•	US$2,000,000, if the Average Share Price is above US$12.00 in 2007; and

•	US$3,000,000, if the Average Share Price is above US$14.40 in 2008;

provided, however, that in the event that all of the above events occur, the maximum aggregate amount to be paid by us to the selling shareholders will be no more than US$10,000,000.  As of March 31, 2008, conditions (1) and (3) have been met.  We have paid US$4,960,000 to the selling shareholders in 2007 with respect to condition (1) and the US$2,000,000 with respect to condition (3) has been accrued.

With respect to additional equity consideration, the selling shareholders are entitled to receive 952,832 shares each year for four years starting from 2008, if we achieve a net profit of the following amounts according to the financial statements audited in accordance with US GAAP:

Year Ending December 31,	Net Profit

2007	US$8.5 million
2008	US$11.9 million
2009	US$16.7 million
2010	US$23.3 million

As of March 31, 2008, the net profit target for the year ended December 31, 2007 had been met.  Accordingly, we are required to issue 952,832 shares to the selling shareholders.

Additional acquisitions following the three-party merger

We made four additional acquisitions in 2007 following the three-party merger.

On January 18, 2007, we acquired 100% interest of Sunrisk, a provider of risk management solutions and services to China’s banks.  The consideration for the acquisition was RMB45 million, provided that Sunrisk achieves a net profit of RMB5 million for 2006 and RMB9 million for 2007.  Otherwise, the consideration will be adjusted.  Both performance targets were achieved and the consideration of RMB34.5 million has been paid, the remaining RMB10.5 million has been accrued.

On May 14, 2007, we acquired 75% interest of Easycon, a provider of IT solutions and service to small- and mid-sized banks in China.  The consideration for the acquisition was RMB22.25 million, of which RMB5 million was held back by us as security to cover any indemnification obligations of the selling shareholders.  This amount will be released to the selling shareholders of Easycon on July 1, 2008, less any deductions of valid indemnification claims that we have before June 30, 2008.

On June 26, 2007, we acquired 100% interest of Recency, a provider of business intelligence solutions and consulting services to China’s banks.  The consideration for the acquisition was RMB25 million, subject to adjustment if the revenue of Recency in 2007 was lower than RMB30 million.  The performance target was achieved and the consideration of RMB14.75 million has been paid, the remaining RMB10.25 million has been accrued.

On October 29, 2007, we acquired 100% interest of Fujie and Fuyi, two related companies focused on ERP management consulting and project implementation.  Consideration for the acquisitions is linked to the performance of Fujie for both 2007 and 2008.  Based on its estimated net income of RMB4 million for 2007 and RMB5.2 million for 2008, the total consideration was expected to be RMB20.7 million.  The actual consideration is to be adjusted based on the actual results.  As of March 31, 2008, we have paid RMB8.28 million to the selling shareholders of these two companies and an additional RMB6.22 million has been accrued.

B.   Business overview.

OVERVIEW OF OUR BUSINESS

We are a leading provider of information technology, or IT, solutions and services to China’s banking sector.  Our IT solutions and services enable our clients to establish and maintain IT platforms to better manage their operations and serve their customers’ needs.  We develop and deliver an extensive suite of IT solutions and services, which we believe are best in class in the China market, and are tailored toward specific functional needs of our clients.  Our IT solutions and services enable critical functionality required in China’s banking industry, including channel-related solutions, management-related solutions and business-related solutions.

•
Channel-related solutions.  Our channel-related solutions enable banks to more effectively interact with their customers and execute customer transactions through various channels, such as online banking, call centers and bank cards, in an efficient and cost-effective manner, and assist banks in integrating these various channels.  According to a June 2007 report issued by IDC, a third-party research organization, we ranked first among all of the banking IT solution providers in China for both online banking solutions and call center solutions as measured by combined 2006 revenues of Beijing Sihitech and e-Channels.

•
Management-related solutions.  Our management-related solutions help banks to collect and analyze data, as well as manage risk during the course of regular business activity.  These solutions improve operational transparency and efficiency in many aspects of our clients’ business processes, improve risk management capabilities, and enable management to make sound business decisions.

•
Business-related solutions.  Our business-related solutions help banks better manage various aspects of their operations, including core banking and foreign exchange, treasury and other intermediary businesses.  These solutions help our clients execute transactions in these and other areas more efficiently, providing benefits to themselves as well as meeting the increasingly complex needs of their customers.

We generally provide our IT solutions and services to our clients on a project-by-project basis, whereby our clients agree to enter into one or several fixed-price, all-inclusive contracts, as opposed to purchasing separate individual service components from us on a time-and-materials or per-segment basis.

In addition to IT solutions and services, we also provide system integration services for our clients, which involves selecting, procuring and reselling third-party hardware equipment and software applications to our clients.  This also involves monitoring and assisting in the installation of such equipment and software at clients’ sites, as well as assisting in the integration of the installed equipment with clients’ existing IT systems.  We typically only provide system integration services as part of a larger client engagement that includes IT solutions and services, or if we anticipate that the system integration component will lead to future IT solutions and services revenue from the same client.

Beginning in early 2007, we launched our POS merchant acquiring business, which includes deploying to merchants Point-of-Sale terminals, or POS terminals, and processing credit and debit card payments through these POS terminals in collaboration with banks.  Our POS merchant acquiring business enables banks to increase their number of installed terminals in a more rapid and efficient manner, and creates a new, recurring revenue stream for us under the revenue sharing arrangements in which we enter into with our collaborating banks.

Since becoming a public company in November 2006, we have grown both organically and by acquiring other IT solutions and service providers in China’s banking industry.  In 2007, we acquired:

•	a 100% interest of Sunrisk, a provider of risk management solutions and services to China’s banks;

•	a 75% interest of Easycon, a provider of IT solutions and service to small- and mid-sized banks in China;

•	a 100% interest of Recency, a provider of business intelligence solutions and consulting services to China’s banks; and

•	a 100% interest of both Fujie and Fuyi, two related companies focused on ERP management consulting and project implementation.

These acquisitions have enabled us to offer a broader range of solutions and services, provided us with access to a broader client base, and helped us to strengthen our management team and employee base.

We conduct our business through various subsidiaries in the PRC.  Together with our head offices in Beijing, we have subsidiaries or branch offices in 15 other cities.  As of December 31, 2007, we had 1,674 employees.

As a result of both organic growth and acquisitions, our revenue grew from RMB177.3 million in 2005 to RMB435.5 million (US$59.6 million) in 2007, representing a compound annual growth rate, or CAGR, of 56.7%, and our net income grew from RMB14.5 million in 2005 to RMB66.7 million (US$9.1 million) in 2007, representing a CAGR of 114.3%.

OUR INDUSTRY

According to IDC, the market for banking industry IT solution spending in China is expected to grow from RMB7.3 billion (US$1.0 billion) in 2007 to RMB14.8 billion (US$2.0 billion) in 2011, representing a CAGR of 19.6%.  This rapid growth in IT solution spending is driven primarily by the rapid development in China’s economy and the ongoing regulatory reform catalyzed by China’s accession into the WTO, and the resulting increase in competition in China’s banking industry.  To meet increasingly complex customer demands and to stay competitive in the market place, China’s banks are increasingly relying on IT systems for the management of their operations, such as processing transactions, analyzing operational data and managing risks, thereby creating growth opportunities for IT solution and service providers such as us.

The following table sets forth China’s banking industry IT solution spending by solution types from 2006 to 2011.

Source: IDC, June 2007

China’s banking and financial institutions and their IT needs

China’s banking industry continues to be the primary provider of capital to China’s growing economy and bank deposits remain a primary choice for domestic savings.  According to IDC, there are more than 19,000 banking institutions operating in China today.  Most of these institutions are either wholly state-owned or state-controlled, directly or through state-owned enterprises.  In recent years, there have been a growing number of privately-owned as well as foreign-owned banks, although they are still relatively small in number to date.

China’s banking industry can be classified into four groups, including:

•
Tier I state-controlled commercial banks.  This group comprises the Industrial and Commercial Bank of China, Bank of China, China Construction Bank and the Agricultural Bank of China, which are commonly known as the “Big Four.”  These four banks are the largest among China’s domestic banks in terms of assets, deposit base, loan portfolio and nationwide branch network.  According to the 2007 IDC Report, the Big Four together account for over 50% of bank assets in China.  In recent years, three members of the Big Four, i.e., the Industrial and Commercial Bank of China, Bank of China and China Construction Bank, have completed an initial public offering and listing of their shares on the Hong Kong Stock Exchange.  Although the Big Four have substantial in-house IT capabilities, we believe that, given their status as overseas listed companies on foreign exchanges and their needs to achieve global best practices, they will continually need to use third-party IT solution and service providers.

•
Tier II national commercial banks.  This group comprises of 13 other national commercial banks, which are owned by a combination of government entities, state-owned enterprises and other investors.  Many members of this group, such as Bank of Communications, China Merchants Bank, China Minsheng Banking Corporation, Huaxia Bank, Shanghai Pudong Development Bank and Shenzhen Development Bank, are listed domestically and/or in Hong Kong.  Tier II national commercial banks generally have the financial resources necessary to maintain sufficient in-house IT capabilities to meet their needs.  However, we believe that they are in substantial need of third-party expertise to enable them to sustain the growth rates that they have achieved in recent years.

•
Tier III banking institutions.  According to a report issued by China Banking Regulatory Commission, or CBRC, for 2006, this group includes 113 city commercial banks, over 19,000 credit cooperatives (including rural commercial banks and rural cooperative banks) and 14 foreign banking institutions.  We believe that most of the Tier III domestic banks lack both the financial resources and in-house IT expertise needed to either scale up operations or to meet increasingly stringent regulatory requirements.  As such, we believe they are most likely to allocate a majority of their IT spending to third-party providers such as us.  Although foreign banks possess the financial resources, they are not familiar with local market practices and the regulatory requirements and often require the assistance of China’s domestic IT solution and service providers.

•
Central bank and policy banks.  The People’s Bank of China, or PBOC, is PRC’s central bank, which formulates China’s monetary policies and implements such policies through a number of means, such as setting deposit reserves, interest rates and foreign exchange rates.  In addition, there are three policy banks in China, the Agricultural Development Bank of China, China Development Bank and the Export-Import Bank of China.  These policy banks were established in the mid-1990s as a result of banking reforms to assume the government driven policy lending functions from the Big Four.  China Development Bank is in the process of transforming from a policy bank to a national commercial bank.

In addition to banks, there are numerous non-banking financial institutions in China, including insurance companies, securities brokerages, investment companies, asset management companies, finance companies and investment banks.  This industry segment is still in the early stages of development in China, and most of these financial institutions are still relatively small.  As this industry segment matures, we expect it to undergo significant consolidation.  The IT systems and applications used in these non-banking financial institutions have similarities to those used in banking institutions.  We believe as these financial institutions become larger, they will need more complex and sophisticated IT solutions to manage their business and service their customers.  These non-banking financial institutions present potential new business opportunities for providers such as ourselves.

Furthermore, we believe that in order to continue to access new channels for growth, banks may use their strong government support and access to capital to expand into new financial services adjacent to the banking sector, such as insurance, asset management, securities brokerage and investment banking, if such diversification becomes allowed under PRC laws and regulations.  We believe such expansion and the need to integrate these new businesses with their existing banking businesses will require them to place an even greater emphasis on IT systems.  As their IT systems become increasingly complex, their needs for third-party IT solutions and services will continue to increase, in particular from those providers with experience in both the banking industry and the non-banking financial service industry.

Driving forces behind IT spending among China’s banking institutions

China’s rapidly growing economy and the ongoing regulatory reforms are two major driving forces of change to China’s banking industry.  China has experienced rapid economic growth over the past three decades, largely as a result of the PRC government’s extensive economic reforms.  China’s nominal gross domestic product, or GDP, grew at a CAGR of 12.1% from 1997 to 2006, according to the National Bureau of Statistics of China. China’s economic growth, combined with increasing fixed capital formation, high household savings rates, and a closed capital account, have driven the growth of China’s banks in the past decade.  Such a rapidly developing economy places strong demand on the efficiency and integrity of the country’s banking system.  In recent years, China’s banking system has undergone significant changes and evolved to become an increasingly market-driven system.

In addition, China’s entry into the WTO in December 2001 and its accession commitments have served as a catalyst for regulatory reforms in China’s banking sector.  In addition to PBOC, the most important government entity overseeing China’s banks is the CBRC.  CBRC was formed in April 2003 to assume the principal bank regulatory functions from PBOC, in part in response to the WTO entry and the need to improve banking regulations.  Since its establishment, CBRC has pushed for improved disclosure, management accountability, more prudent regulatory standards and more efficient operations.  It has also played a key role in carving out bad debt, recapitalizing leading banks, regulating bank operations and driving reform throughout the banking system as a whole.  CBRC’s actions have led to significant improvements in corporate governance, risk management, internal controls and financial and operational transparency of China’s banks.  While China’s banking industry is still evolving from a level well below the Organization for Economic Co-operation and Development’s standards, or the OECD standards, supervision and regulation of China’s banks have improved dramatically in recent years, and is expected to continue to improve.

As required by the WTO accession agreement, China has been gradually phasing out limits on foreign financial institutions.  The removal of such restrictions should gradually eliminate two key advantages that Chinese banks previously enjoyed: 1) the ability to take Renminbi deposits; and 2) their broad geographic network.  We believe that the liberalization of the banking and financial services industry in China will force domestic banks and other financial institutions to improve their operations, increase the breadth of their product offerings and enhance their quality of services so that they can more effectively compete with increasingly prevalent international competitors.

As such, we expect China’s banking institutions to more aggressively seek technology and outsourced solutions to resolve inefficiencies and lower costs so that they can compete more effectively in the marketplace.  According to IDC, as of the end of 2006, total assets of China’s domestic banks were estimated to be RMB44.0 trillion (US$6.0 trillion), which is approximately 41% of those of their U.S. counterparts (US$14.7 trillion).  However, collective IT spending of the same group in China is estimated to be less than 9% of their US counterparts (US$5.1 billion versus US$56.5 billion).  As the foregoing estimates illustrate, China’s banks are spending a much smaller amount on IT spending than their U.S. counterparts, both on an absolute basis and as a percentage of total assets.  We believe that, as part of a broad-based effort to accelerate compliance with requirements of the WTO and Basel II (the international standards for better risk management for banks), China’s domestic banks will increasingly benchmark themselves to their foreign counterparts, and seek to achieve operational efficiencies through long-term increases in IT spending.

These developments in China’s banking industry indicate strong demand for IT solutions and services, a significant portion of which we expect will be outsourced to third-party IT solution and service providers.  In addition, due to their limited business scale and resources as compared to large Tier I and Tier II banks, we believe those small- to mid-sized banks will rely even more heavily on third party IT solution and service providers to meet their increasingly complex IT needs.  We believe that all of these developments present significant growth opportunities for IT service providers in China.

Requirements for a successful third-party IT solution and service provider to China’s banking institutions

As the market for our services continues to evolve, the needs of our clients continue to become increasingly complex.  Based on our experience, we believe the following factors are of increasing importance to our existing and new clients as they select a third-party provider for their outsourced IT solutions and services:

•	extensive experience in providing the specific services required of a subject engagement;

•	ability to proactively identify and address additional issues encountered with a given client’s IT operations following the beginning of a project initially undertaken for different objectives;

•	ability to complete an overall project and meet interim project milestones on timely basis;

•	ability to deliver solutions and services to meet agreed upon requirements for total project cost;

•	best-in-class solutions which can be implemented quickly and cost effectively and which leverage prior experience in developing similar solutions for other clients;

•	flexibility of project staffing and resource allocation to best conform to required project scope, scale and length; and

•	ability to provide clients with access to the deepest and most valuable technical and industry-specific expertise, such as highly experienced senior management resources.

We believe that as our clients’ needs become increasingly complex, so will the requirements for success in our industry.  Our ability to remain competitive will depend, in part, on ongoing investment in our technology capabilities and our human capital resource base, which we believe differentiates us from our competitors.  We also expect our industry to continue to undergo rapid consolidation, as China’s domestic banks seek vendors with a comprehensive service offering and the scale necessary to provide solutions and services in a seamless fashion to numerous client locations across China.  We believe that in order to succeed, we will need to continue to seek attractive acquisition candidates.

OUR SOLUTIONS AND SERVICES

We provide a broad range of IT related solutions and services to China’s banking institutions.  Based on the nature of our solutions and services, we categorize them as either IT solutions and services or system integration.  System integration relates to the procurement, re-sale, installation and integration of third-party hardware and software for our clients, IT solutions and services includes all of our other solutions and services, including developing and sale of our software solutions, IT consulting and implementation, custom software development, IT maintenance and services, as well as our POS merchant acquiring business.

IT solutions and services

Software-related solutions and services

We primarily provide the software-related solutions and services to our banking clients, including sales of software-related solutions and related customization and custom software development as well as consulting services.  Our software-related solutions include:

•
Channel-related solutions.  Channel-related solutions are designed to help facilitate banks’ interactions with their customers and to improve communication and transaction efficiency and the overall banking experience of the end customers.  Our channel-related solutions include online banking solutions, call center solutions and bank card solutions that allow our clients to better serve their customers through various channels, such as online banking transactions, telephone banking transactions and customer service interactions.  Our solutions automate our clients’ operations and allow them to better track performance of these functions.  In 2005, 2006 and 2007, our revenues from channel-related solutions were RMB5.5 million, RMB19.4 million and RMB53.0 million, respectively, representing a CAGR of 209.6%, and accounted for 3.1%, 6.7% and 12.2% of our total revenues, respectively.

•
Management-related solutions.  Our management-related solutions include solutions for the monitoring and management of risks and performance as well as business intelligence.  These solutions enable our clients to perform intelligent analyses of their data to support more effective management reporting and sound decision making.  We provide a suite of consulting and implementation services in risk and performance management, such as asset and liability management, funds transfer pricing and profitability analysis.  In 2005, 2006 and 2007, our revenues from management-related solutions were RMB39.7 million, RMB50.4 million and RMB97.5 million, respectively, representing a CAGR of 56.7% and accounted for 22.4%, 17.4% and 22.4% of our total revenues, respectively.

•
Business-related solutions.  Our business-related solutions include a wide scope of transaction-related solutions, such as core-banking, foreign exchange and treasury.  We provide our core banking solutions, which manages all operations relevant to deposit and loan accounts, principally to small- to mid-sized banks, as they usually lack the internal IT capabilities needed to develop and maintain their own systems.  In 2005, 2006 and 2007, our revenues from business-related solutions were RMB0.9 million, RMB 10.7 million and RMB45.5 million, respectively, representing a CAGR of 604.2%, and accounted for 0.5%, 3.7% and 10.5% of our total revenues, respectively.

We typically develop function-specific customized applications according to the needs of our clients and integrate those into our clients’ existing IT systems.  Increasingly, we develop solutions for our clients that we are able to leverage in meeting similar needs of clients, and given that much of the initial development work has already been completed in our work with previous clients, we are able to offer these solutions at more competitive pricing structures to additional clients when the need for a comparable solution becomes apparent.  We believe that this method for providing “repeatable” solutions will become increasingly important as we target new segments of the market, such as small- and mid-sized banks, whose IT budgets oftentimes do not allow for large-scale, highly customized work.

IT services

We also provide IT maintenance and support services to our clients as well as limited agency services when we procure third-party IT equipment for other system integrators and charge a commission.  We record these revenues as IT services revenue.  In 2005, 2006 and 2007, our IT services revenue amounted to RMB15.0 million, RMB18.9 million and RMB34.6 million, respectively, representing a CAGR of 52.1%, and accounted for 8.4%, 6.5% and 7.9% of our total revenues, respectively.

POS merchant acquiring services

Beginning in early 2007, we initiated our POS merchant acquiring services, facilitated by the growing use of credit and debit cards in China.  The provision of these services allows us to diversify our revenues, increase revenue predictability through processing of electronic payments made via our POS terminals, and capitalize on new business opportunities presented by shifting consumer payment trends in China.  It also allows our banking clients to focus on their core competencies, while outsourcing non-core functions to third-party providers such as ourselves.

Our business model for POS merchant acquiring involves executing a multi-year contract with banks to deploy POS terminals with new merchants.  We typically bear the up-front sales and marketing costs, supply and install the POS terminals, install software to connect the POS terminals with the bank’s payment processing network, supply consumables, provide the training and ongoing maintenance, as well as other related services.  Subscribing merchants are typically not required to pay any fees for the service.  They generally enter into contracts that typically renew on an annual basis unless terminated by either the bank or the merchant.  Under these agreements, we are entitled to revenue sharing with the bank for a portion of the transaction fees received through the processing of bank card transactions initiated on the POS terminals we deployed.  The POS terminals we deploy are able to accept both PRC domestic and foreign credit cards, debit cards.

We initiated our POS merchant acquiring services in early 2007 to deploy POS terminals nationwide in collaboration with China Merchants Bank, which according to its data, is currently the largest credit card issuer in China.  As of December 31, 2007, we had deployed over 8,900 POS terminals under that arrangement.  In February 2008 we won an award from China Merchants Bank as its top provider of POS merchant acquiring services for 2007.  In February 2008 we signed an agreement with the Guangdong branch of China Construction Bank to deploy POS terminals in Guangdong province (excluding the city of Shenzhen) an agreement with the Beijing branch of Bank of Communications to deploy POS terminals in Beijing.

System integration

We assist our clients in selecting appropriate third-party hardware or software, dealing with the manufacturers, obtaining bids and proposals on behalf of our clients, negotiating terms and, where required, monitoring and assisting in the installation and testing of the hardware and software, which is normally provided by third-party manufacturers.  We also assist in the integration of the installed equipment and software with our clients’ existing IT systems.

Historically, system integration represented a substantial majority of our revenue.  Beginning in 2006, we gradually shifted our focus to providing IT solutions and services to both existing and new clients.  Currently, we only provide system integration services as part of a larger client engagement that includes IT solutions and services, or if we anticipate that the system integration component will lead to future IT solutions and services revenue from the same client.

In 2005, 2006 and 2007, our revenues from system integration were RMB116.2 million, RMB190.2 million and RMB204.9 million, respectively, representing a CAGR of 32.8%, and accounted for 65.5%, 65.7% and 47.0% of our total revenues, respectively.

Nature of our client engagements

Our objective is to maximize our share of wallet with existing and new clients by cross-selling additional services once we have developed an initial service relationship.  Large, multi-year projects are usually separated into different phases, and each phase is covered by separate contracts.  For our software-related solutions and services and our system integration services, we typically enter into one contract with our clients for each project we undertake.  Our contracts for software-related solutions and services typically last between two and twelve months (averaging six to seven months) and our contracts for system integration services are generally shorter.  Because each project typically involves multiple components, each combined to meet the needs of a project or a particular project phase, for our software-related solutions and services, we typically price our solutions and services relating to a project or a project phase based on an all-inclusive, fixed-price basis, rather than on an a-la-carte basis for each individual component or segment.  To the extent we are successful in managing projects, fixed-price contracts have historically allowed us to employ various process methodologies designed to improve the profitability of an overall project, while maintaining high levels of quality, timely completion and adherence to client cost requirements.  Our system integration projects are generally priced based on our material and service cost plus an applicable margin.  Our clients are generally required to pay us in installments, with a portion of payment made at contracts signing, upon achievement of certain interim milestones, and upon pass of client inspection after completion.  For software-related solutions and services contracts, 5% to 10% of the total payment is typically withheld by the client until the expiration of product warranty, typically one year following the start of implementation.  For system integration contracts, 10% to 20% of the total payment is typically withheld by the client until three months after we complete the installation and system integration.

Recently, in instances where the functionality of our solutions is per-user or per-transaction based, we have initiated a new revenue model whereby we set up the entire IT architecture and software platform, such as the entire IT platform for online banking, and charge fees to our clients for the use of such IT platform on a per-user or per-transaction basis.  For example, in January 2008 we entered into a collaboration agreement with China Financial Certification Authority, or CFCA, to provide online banking Application Service Provider, or ASP, platform to serve small- and mid-sized banks.  CFCA is China’s regulatory agency for secured online transactions, which will host and maintain the online banking platform to ensure the highest level of transaction security and service availability, and we will provide the necessary hardware and online banking solutions.  In exchange for using the ASP services, clients are expected to pay a fixed annual fee for hosting and maintenance, as well as to share with

CFCA and us revenues generated through transactions occurred on the ASP platform.  As part of the agreement, we will also provide customization to the ASP platform per client request, and is expected to receive fees in relation to such customization.  Compared to our traditional project-based revenue model, the initial charge to the client is relatively small, but it will generate recurring revenues tied to the usage of the ASP platform.  We believe this revenue model is appealing to the small- and mid-sized banks, which may not have the financial resources and internal IT capabilities to maintain their own online banking platform.  We believe that the recurring revenues generated from this business will also improve the predictability and sustainability of our revenues.

OUR COMPETITIVE STRENGTHS

We believe the following competitive strengths enable us to compete more effectively in providing IT solutions and services to China’s banking institutions.

Broad client base and extensive China domestic banking industry experience.

Our client base includes all of China’s most prominent Tier I banks as well as many of the Tier II and Tier III banks.  We have achieved a leading position in the Tier I segment, and count 15 of China’s 17 largest banks as our clients.  As the Tier I and Tier II banks tend to set typical norms for the IT standards in China’s banking industry, our close client relationships in those segments enable us to develop and maintain deep expertise required to maintain our leadership position.  Through the acquisition of Easycon and also organic growth, we have also expanded our client base to include numerous small- and mid-sized banking clients.  We believe our broad client base and extensive industry expertise will help us grow revenue from existing clients and also win new clients as we further penetrate new segments.

Deep relationships with existing clients and effective new client development strategy.

In the course of serving our existing clients, we typically develop a detailed and proprietary understanding of our clients’ internal IT operations, as well as their existing and future service needs.  As our clients typically prefer to maintain continuity in their third-party IT outsourcing relationships, we believe we are well-positioned to best-serve our clients’ needs on future projects, in particular where we have had significant prior input into the client’s IT systems.  Through the undertaking of one client project with a new client, we are often able to gain knowledge of the client’s adjacent IT needs and are able to cross-sell or up-sell our additional solutions and services to the client, which in turn strengthens our relationships and benefits our competitive position.

Extensive suite of solution and service offerings.

To date, we have developed a broad range of solutions, which we deliver using our suite of proprietary applications, together with services such as consulting, custom application development, integration with legacy systems, implementation of third-party packaged software applications, application testing, and system integration services, which are oftentimes provided as a packaged large-scope project.  Our broad range of service capabilities allows us to tailor our solutions to each of our clients’ particular business needs, and provides our clients with a “one-stop shopping” experience.  Our approach has enabled us to become increasingly important to our clients’ overall IT strategies, allowing us to more effectively cross-sell and up-sell additional solutions and services to help better meet their long-term needs.

Highly leveragable product suite.

The substantial experience, both industry-specific and technology-related, that we have gained in providing a broad range of solutions to numerous clients historically has allowed us to develop deep insight into how best to serve both existing and new clients.  This has also enabled us to engineer applications during the course of a specific client engagement in a way to allow them to be leveraged in subsequent client engagements.  We believe that this capability provides us with a significant competitive advantage as we target new clients, such as small- and mid-sized banks.

Strong management team and highly experienced IT employees.

We believe that our management team and employees are our most important assets and provide us with a substantial competitive advantage during our day-to-day business operations.  Our executive management team, on average, possesses 15 or more years of directly relevant industry experience.  These individuals have been instrumental in growing our businesses organically, as well as in identifying, acquiring and integrating acquisition targets to date.  We believe that they have demonstrated a superior understanding of and ability to effect consolidation in our rapidly changing industry.  With significant industry experience and strong track record, we believe that our management team, our founders in particular, has established a favorable reputation within our industry and in the broader marketplace, which can help us win additional clients as well as business partners and future acquisition targets.  In addition, we believe that our employee base, which has come together both organically and via acquisition, is a highly experienced and capable group, allowing us to target, assess and deliver client engagements more effectively and efficiently.

Broad geographic presence.

In addition to our head office in Beijing, we maintain subsidiaries and branch offices in 15 other cities across China.  As many of our clients, in particular the larger Tier I and Tier II clients, have a nationwide or multi-province presence, our broad geographic presence allows us to be close to our clients in multiple locations, which further helps us to maintain close relationships with them.  In addition, as we expand our client base to include more small- and mid-sized banks, our broad geographic coverage makes it easier for us to connect with them and provide our solutions and services in a client-facing fashion, which we believe is critical for effective cross-selling and up-selling of additional services and solutions.

Strong brand in the marketplace.

We have an established reputation with our clients and among China’s banking IT service provider community, and are a leading provider of IT services to China’s premier banking institutions, such as China Construction Bank.  We began providing IT solutions and services to China Construction Bank in 1999, and have been providing IT solutions and services to China Construction Bank every year since then.  We have also enjoyed close business relationships with many other Tier I and Tier II banks in China.  Our service to these premier banking institutions has earned us credibility and prestige in the industry.  For example, we were named as one of the ten best IT solution providers for China’s financial industry for 2007 by Computer Partner World, a leading IT focused magazine in China.  We believe that our established reputation and credibility provide us advantages in our competition for new businesses opportunities.

OUR STRATEGIES

Our objective is to become the leading provider of IT solutions and services to China’s domestic banking industry as well as gain a significant market share of China’s emerging POS merchant acquiring market.  While we believe that we have already established an attractive market position, we intend to further grow our business and enhance our overall market standing by implementing the following strategies:

Continue to drive organic growth through cross-selling and up-selling of new services to our existing clients in the Tier I and Tier II banking segments.

We have established close relationships with most of the Tier I and Tier II banks in China, and have undertaken multiple projects for the vast majority of these banks.  We intend to further leverage such relationships and cross-sell more solutions and services to these banks.  For example, we have provided numerous services, such as online banking, call center, risk management, business intelligence, foreign exchange, performance management solutions, to China Construction Bank, which has been our largest client by revenue in each of the past three years.  In comparison, we have provided much more limited IT solutions and services to many other Tier I and Tier II banks.  We intend to leverage our experience with China Construction Bank to actively promote our other IT solutions and services to those banks.

Continue to expand into new client segments, such as small- and mid-sized commercial banks.

We intend to broaden our client base to include more small- and mid-sized commercial banks.  As compared to large Tier I and Tier II banks, these small- and mid-sized banks do not have the business scale, financial resources or internal IT capabilities for highly sophisticated IT systems and solutions.  As such, they generally require less customization of IT solutions, providing us opportunities to sell our solutions in a more standardized manner with minimal incremental cost per sale.  In addition, due to their smaller size and increasing needs, oftentimes we are in a more beneficial position in negotiating contract terms with small- to mid-sized banks as compared to large banks.  Our acquisition in July 2007 of Easycon, an IT service provider to small- and mid-sized banks, greatly increased our number of clients in this segment and we expect to continue placing considerable emphasis on penetrating this segment.

Transition to transaction-based revenue model in certain of our segments.

Our traditional business model involves executing projects specified by our clients with fixed-price contracts, based on the complexity and duration of the project.  Such projects generate onetime revenues and generally must be renegotiated should the client decide to expand the project or make improvements, either in the current year or in subsequent years.  We intend to explore alternative revenue model by delivering certain of our offerings, such as online banking solutions, to our clients by a combination of initial implementation fee plus subsequent per-transaction or per-user fee.  We believe that such a delivery method is more economical for certain of our clients, in particular those small- and mid-sized bank clients, as they do not need to pay a large up-front fee in order to benefit from solutions.  As an initial effort, we entered into a collaboration agreement with CFCA in January 2008 to provide online banking ASP services to small- and mid-sized banks, for which the banks are expected to pay CFCA and us fees based on usage of the online banking platform.

Expand our solutions and service offerings to address new growth opportunities.

As part of our ongoing effort to broaden our service offerings and increase our relevance and share of wallet with our clients, we have launched POS merchant acquiring services targeting China’s growing consumer credit and debit card payment processing market.  In early 2007, we entered into collaboration with China Merchants Bank, currently the largest credit card issuer in China, to deploy POS terminals with new merchants nationwide to enable them to start accepting payments by credit and debit cards.  Payment transactions conducted through these POS terminals are processed by China Merchants Bank and we share with the bank a portion of the processing fee.  As the penetration ratio of POS terminals in China is still very low as compared to more developed countries, and as more consumers in China recognize the benefit of making electronic payments instead of carrying cash, we believe this new business has tremendous growth potential.  In additional to generating additional recurring revenue for us, we believe this new business can also add significant value to our existing and new client relationships.

Pursue selective acquisitions, joint ventures and strategic alliances.

Historically, in order to supplement our organic growth strategy and increase our solutions and service offerings and overall market share, we have made selective acquisitions and entered into strategic alliances.  As such, we acquired five companies during 2007.  We have also entered into cooperation agreements with banks for POS merchant acquiring business, and entered into an agreement with CFCA with respect to the provision of ASP services.  These acquisitions and strategic alliances have expanded our source of revenue, increased our solution and service offerings, enhanced our research and development capabilities, diversified our client base, augmented our management resources and employee base, and enhanced our long-term competitive position.

Expand our client base and service offerings to include the adjacent financial services industries.

In addition to banking institutions, there are a large number of non-bank financial institutions in China, such as insurance companies, securities brokerages, asset management companies and investment banks.  These financial service industries are still in their early development stages and we believe they have tremendous growth potential.  As these industries develop, we believe there will be a substantial need for third party IT solution and service providers.  As the IT systems required in these adjacent industries are similar in many respects to the IT systems used in banks, we intend to leverage our expertise and experience generated from the banking industry to provide IT solutions and services to the non-banking financial institutions.  In addition, we believe that many of our larger existing bank clients will over time expand their service offerings to capture new revenue opportunities from China’s increasing consumption of financial services, such as those listed above.  We believe that with our existing banking IT expertise and our early-mover approach into adjacent financial services industries, we will be able to enhance our long-term growth potential.

PROJECT DEVELOPMENT AND MANAGEMENT

The following chart illustrates our typical project development and management processes.

Project management

We manage our projects principally through the following steps:

•	Project set-up. We conduct feasibility and margin analysis before the set-up of each project, which requires approval of the sales division, business division and technology management division.

•
Project planning.  Following approval of the project setup, our project manager designs the overall project plan and estimates project workload and cost to enable us to allocate necessary resources to the project.

•
Project monitoring.  Our project manager then tracks and monitors project progress and presents the progress of the project both internally and to the client through various project progress reports.  Any changes to the project need to have approval from our sales division, business division and technology management division.

•	Risk management. We estimate potential risks upon project setup, and establish relevant strategies and measures to respond to any such risks to minimize their impact.

•	Quality assurance. We conduct frequent tests and examinations to ensure the quality of our solutions and services.

•
Client satisfaction survey.  We regularly distribute a client satisfaction questionnaire to our principal clients during project implementation, and adopt appropriate measures to address issues raised by our clients.

•
Project closing.  Our sales, business and technology management divisions need to approve the closing of each project, and we conduct an overall assessment of the project at closing, including project achievements and financial return.

Project development

Our project development activities include the following:

•
Needs analysis.  The first step of our project development is to understand our client’s business needs for the project.  We carry out frequent communications with our client and conduct extensive analyses of their needs based on their business and current IT system.

•
System design.  Based on our understanding of our client’s business needs, we design a system to best address such needs, including overall architecture of the system, database, customer interface and modules.

•
Coding and module testing.  We start coding individual functional modules once we have a system design or part of the system design to meet our client’s requirements.  Each of our functional modules is tested and debugged individually to ensure quality and functionality.

We work closely with our clients during the above steps, and these steps may be repeated or conducted in parallel to ensure that we have a system with functionalities that can best meet our client’s business requirements.

•	System testing. After we finish coding and testing the individual modules, we start connecting the modules and performing testing on the system level.

•
System test run and client examination.  After the system passes system testing, we then install it on our client’s site and conduct real data test run with our client.  We work closely with our client to address and resolve any issues that may come up during the test run and client examination.

•
System delivery and maintenance.  After passing client examination, the system is delivered to our client and the project development cycle is closed.  Generally, we provide one year of maintenance and support for most of our IT solutions, and we assign an employee as the principal contact person to receive client feedback, evaluate severity of any problem arising from the use of the IT solution, resolve the problem, and maintain an issue log.

QUALITY ASSURANCE

We have built quality assurance measures into our project management process.  We conduct frequent tests, both in the module level and system level, to ensure our solutions meet our high quality standards and required functionality.  We frequently interact with our clients throughout the entire project development process, soliciting their feedback and take measures to improve our solutions and services.

We conduct various technical appraisals and management appraisals before and during the course of project implementation.  Technical appraisals include demand appraisal, design appraisal, code spot tests, internal check and acceptance, and client check and acceptance; and management appraisals include project set-up appraisal, plan appraisal and settlement appraisal.  These appraisals are designed to ensure the smooth progress of our projects and quality of our implementation.

We have established a set of quality control procedures and follow standard software development protocols in our development processes.  Beijing Sihitech received an ISO 9001:2000 certification in March 2005 and e-Channels received an ISO 9001-2000 certification in July 2006.  We are in the process of obtaining level 3 certification of Capability Maturity Model Integration, or CMMI, for our software development operations.  CMMI is a framework for business process improvement that is widely accepted in the software industry.

SALES AND MARKETING

We employ a direct sales model to market and sell our solutions and services.  As of December 31, 2007, we had a 344-person sales and marketing staff in 16 cities across China.  Our non-POS related sales personnel are organized into four divisions based on client types and geographic locations.  In Beijing, we have a Tier I and Tier II bank sales division and a small- and mid-sized bank sales division, and we have two regional sales divisions for each of the eastern China and southern China regions.  Our Tier I and Tier II bank sales division is primarily responsible for sales and marketing for our Tier I and Tier II bank clients, and we have dedicated sales teams for our key clients such as China Construction Bank, Agricultural Bank of China and CITIC Bank.  Our regional offices assist in the sales and marketing process by maintaining active relationships with to the local branch offices of the Tier I and Tier II banks.  Our small- and mid-sized bank sales division in Beijing and our two regional sales offices are primarily responsible for sales and marketing activities in their respective regions.  Our sales personnel for the POS merchant acquiring business are separately managed by our subsidiary, Yuxingyicheng Information, and as of December 31, 2007 were located in 11 cities across China.

Our sales strategy also differs depending on the type of clients.  For Tier I and Tier II banks, we establish and maintain long-term partnerships, providing these leading banks with a comprehensive set of IT consulting and implementation services and a focus on growing with the IT needs of each client.  We also strive to provide our solutions and services to these clients in follow-on projects by cross-selling our other solutions and services.  For small- to mid-sized banks, we aim to secure a foothold with our leading IT solutions such as online banking or through the acquisition of companies specializing in that banking segment, such as Easycon.  Due to their limited experience with third-party IT solution and service providers, in many cases, these clients are unaware initially of the broad range of solutions and services that may be obtained from a third-party provider, and are therefore unaware of the benefits in leveraging the experience and capabilities of a provider such as ourselves.  The initial client engagement enables us to understand clients’ IT needs, quickly build relationships internally, and provide us opportunities to demonstrate to them our capabilities and value proposition so that we can cross-sell or up-sell our additional solutions and services to best meet their long-term business needs.

Many banks select their IT solution and service providers through a competitive bidding process.  Before submitting a bid, we usually conduct a detailed due diligence study of the bank, our competitors, the technical advantages we have regarding the project, duration of the project, our estimated cost and profitability and potential for a long-term relationship with the client.  We selectively submit bids on projects where we believe we have a competitive advantage.  In addition to price, we believe clients usually select the winning bidder based on a number of other factors, including reputation and track record of the IT service provider, its technical capabilities, historical relationship with the client and the functionality of the proposed solutions.

Many of our client projects are separated into different phases, often spanning more than one year.  For the latter phases of the projects that we initially undertake, banks usually do not engage in any additional bidding processes.  Instead, we typically conduct new negotiations to determine the scope and cost of the new phase.

As for the POS merchant acquiring business, our sales are conducted largely through direct selling efforts to the merchants made on behalf of our partner banks.  We also conduct various joint-promotion activities with collaborating banks to help increase our brand awareness in the marketplace, such as a restaurant promotion month and a promotional bonus point program.

Our sales and marketing expenses were RMB11.2 million, RMB14.0 million and RMB29.1 million (US$4.0 million) for 2005, 2006 and 2007, respectively, mainly comprised of compensation expenses.  In addition to salaries, our sales staff receives a significant portion of their compensation from sales commissions.

OUR CLIENTS

Our current clients consist primarily of Tier I and Tier II banks that look for customized IT solutions to meet specific business and operations requirements.  Of the 17 Tier I and Tier II banks, 15 are our clients and some have been so for more than five years.  We have also been adding Tier III banks to expand our client base, which are predominantly small- and mid-sized banks.

China Construction Bank, one of the largest banks in China and a client of ours since 1999, has been our largest client in each of 2005, 2006 and 2007, accounting for 61.2%, 54.0% and 59.2% of our total revenues, respectively, in those three years.  However, our contracts with China Construction Bank were signed separately with different departments, branches and provincial offices and the head office and we consider each of them effectively separate clients since the decision makers and budgets are unrelated.  If we treat different decision making bodies within China Construction Bank as separate clients, China Construction Bank head office was our largest client in each of the past three years, accounting for 29.3%, 30.0% and 29.1% of our total revenues in 2005, 2006 and 2007, respectively.  Revenues from each of other branches of China Construction Bank accounted for less than seven percent of our total revenues in each of 2005, 2006 and 2007.  In addition to China Construction Bank, Agriculture Bank of China accounted for 12.6% of our total revenues in 2006.  No other client accounted for over ten percent of our revenues in each of 2005, 2006 and 2007.

We realize the risks involved with overdependence on one or a few clients, and have taken measures to expand our client base, in particular to small- to mid-sized banks.  Our number of clients from non-Tier I banks increased from seven in 2005 to 23 in 2006 and 106 in 2007, including one, 12 and 95 Tier III banks, respectively.  Our percentage of revenues from non-Tier I banks increased from 9.0% in 2005 to 9.4% in 2006 and 27.7% in 2007, among which 0.1%, 0.8% and 15.4%, respectively, were from Tier III banks.  We believe over time, small- to mid-sized banks are likely to significantly increase their IT investments due to competitive pressures, and we are working to position ourselves to take advantage of this opportunity.

In addition to China’s domestic banks, we have also begun marketing our services to the Chinese operations of foreign banks, which have seen significant expansion in recent years due to China’s WTO commitments.  For example, we entered into contracts with the PRC subsidiary of Hana Bank of Korea in late 2007 to develop their bank card processing system and online banking platform, and with the PRC subsidiary of Bank of East Asia of Hong Kong in early 2008 to develop their online banking platform.

SUPPLIERS

We work with third-party suppliers for hardware equipment and certain software components that we incorporate into our solutions.  Our hardware suppliers include HP, IBM, Intel and Sun for servers and Cisco, Huawei and Nortel for network equipment.  Our software suppliers include BEA Systems, Microsoft and Oracle.  We do not depend on any single supplier for either hardware or software.  In addition, we have gradually reduced our reliance on third-party software through internal development.  In 2005, 2006 and 2007, no single supplier accounted for over 10% of our cost of revenues.

Our POS terminal suppliers include Ingenico, Hypercom, Sagem, Pax and Spectra.  We have not experienced any difficulty in the procurement of POS terminals.  Generally, these suppliers provide a three-year service warranty on the POS terminals free of charge.  After the expiration of this period, we assume all costs associated with the maintenance of these POS terminals.

RESEARCH AND DEVELOPMENT

The market for our solutions and services is characterized by rapid technological change.  As China’s banks upgrade their technology to meet requirements under international accords, we must enhance our current solutions and services on a timely basis, develop and introduce new solutions that keep pace with technological developments, client demands and emerging industry standards and address the increasingly complex and sophisticated environment in which our solutions have to work.

Our research and development at company level focuses on developing new fundamental platforms and applications that can be used in a variety of our IT solutions.  Currently, we conduct our company level research and development activities primarily in our Financial Information Technology Institute, or the Tsinghua Institute, which we formally established in April 2006 pursuant to a research collaboration arrangement with Tsinghua University.  Under the collaboration arrangement, we provide research funding and personnel, and Tsinghua University provides research facilities as well as their own personnel.  Currently, the Tsinghua Institute has 15 members, ten of which are our employees.  The Tsinghua Institute has already been successful in developing a number of new technologies for some of our clients.  We jointly own the intellectual property from the collaboration with Tsinghua University, and each party can commercialize such intellectual property without the consent of the other party.  We are also in the process of establishing a company level research and development center in Guangzhou, Guangdong province, focusing on information management technology.

We also carry on research and development activities at the business division level in our various subsidiaries, focusing on developing applications that are more closely client-related as our business divisions are more familiar with our clients’ specific IT needs.

We are in the process of integrating our two separate research and development operations under a unified research and development system.  As of December 31, 2007, we had 35 employees carrying on research and development activities.

Our strong research and development capabilities have earned us many awards.  For example, in July 2006, we won the “Prize of Ten Best Finance Technology Enterprises in Innovation” at the Global Financial Development Forum, which was organized by the International Financial Association, China Computer Users Association, City Finance Magazine and International Media Co. Ltd.; and in November 2006, our e-Channels Online Banking Transactions Platform Liana Software, v.3.0 was recognized as one of the significant new products at the national level.

Including the amount we capitalized, our internal software development costs amounted to RMB 2.5 million, RMB 2.3 million and RMB 10.7 million (US$ 1.5 million) in 2005, 2006 and 2007, respectively.  In addition, as we conduct a substantial amount of research and development activities in connection with our client projects, a significant amount of research and development related expenses are recorded as cost of revenues for the client project rather than research and development expenses.

INTELLECTUAL PROPERTY

We rely on a combination of patent, copyright and trademark laws, licensing agreements, confidentiality agreements, internal confidentiality policies and other contractual provisions, as well as technical measures to protect our intellectual property rights.  We have filed two patent applications with the PRC State Intellectual Property Office, one related to a dynamic password method and system with encryption and the other related to a dynamic password method and system based on mobile communication terminals.  We routinely register our proprietary software to the National Copyright Administration of the PRC pursuant to the Regulations for the Protection of Computer Software (2002) to ensure protection under the PRC copyright laws.  As of December 31, 2007, we had 31 software products registered with the National Copyright Administration of the PRC, including primarily system architecture and platforms and various software applications.  Our employees are required to enter into agreements assigning us the intellectual property developed within the scope of their employment.

We have also established internal confidentiality procedures to safeguard our intellectual property.  We enter into confidentiality agreements with all of our employees, collaborators, clients and suppliers, and prohibit our employees from designing into our solutions intellectual property that belongs to any third party.  As intellectual property laws in China are still being developed and offer limited protection, we rely heavily on our confidentiality procedures, confidentiality agreements as well as technical measures to protect our proprietary technology and intellectual property.

Pursuant to the majority of our client contracts relating to our software-related solutions and services, our clients own the intellectual property developed in connection with the projects, while we retain our proprietary rights to the methodologies, algorithms or patents that we used in the development of custom-designed software solutions.  However, it is often difficult to distinguish which part of the software that we developed for our clients represents our proprietary rights.  As a result, there is a risk that our client may claim that we infringed their intellectual property rights.  See “Item 3. Key information — Risk factors — Risks relating to our businesses — We may be subject to intellectual property infringement claims from our clients, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially and adversely affect our business, financial condition and results of operations.”  In addition, we typically agree to defend our clients on our own costs for any third party intellectual property claims filed against them arising from the solutions and services we provided them, and indemnify them for any damages of intellectual property infringement, which may subject us to significant intellectual property indemnity claims.  See “Item 3. Key information — Risk factors — Risks relating to our businesses – Our intellectual property indemnification practices may materially and adversely impact our business.”

We have registered one trademark, “Sihitech,” in the Trademark Office of the State Administration of Industry and Commerce of the PRC.  We also own a number of domain names, including the domain name of our main website, www.yuchengtech.com.

COMPETITION

The market for IT solutions and services in China’s banking industry is intensely competitive and characterized by rapid technological change.  Competition in our industry is based to a great extent on industry experience, quality of solutions, breadth of services offered, reputation, price and relationship.  Past track records with a particular banking client are also of particular importance.  As a result, our success rate is usually higher with banks that we have provided solutions and services to in the past, and we are generally engaged by our existing clients to work on projects that are the expansion of or improvements on the original projects that we undertook.

Our major competitors can be categorized into two groups, global IT vendors and China’s domestic IT solutions and service providers.  Our major competitors in the global IT vendor category include Accenture, BearingPoint Inc., IBM Global Services and TCS/FNS.  These competitors are strong in high-level, enterprise-wide IT strategy consulting.  Our major domestic competitors include Client Server International Inc., Digital China Holdings Limited, Huayuchang International Scientific & Educational Development Ltd., Hi Sun Technology Holdings Ltd. and Longtop Financial Technologies Limited.  Each of these competitors has their focus and strength in different types of IT solutions and services, and we compete with different companies depending on the types of solutions we intend to provide to a given client.

We also compete with the internal IT departments of our existing and potential clients, which may be capable of creating in-house solutions, thereby reducing the need for outside service providers.  For example, a banking client for which we designed an initial online banking platform decided later to conduct further development in-house.

In addition to the competitors listed above, there are many other smaller providers of IT solutions and services to China’s banks.  Most of these providers are small- to mid-sized companies focusing on narrowly specified niche markets within the broader IT solutions and services market.

In the POS merchant acquiring business, we primarily compete with China UnionPay, the predominant POS provider on whose network credit and debit card transactions are processed.

INSURANCE

We own a property in Xiamen which we use as office space, and lease all of our other offices, and we do not maintain any property insurance for such offices.  In addition, consistent with industry practice in China, we do not maintain business disruption insurance or key person insurance.

REGULATION

The following summarizes major PRC laws, rules and regulations applicable to our business.

Regulation of the software and systems integration industries

China’s State Council and a number of ministries and agencies have issued a series of rules and regulations aimed at stimulating and regulating the growth of the software and systems integration industries in China.  The principal regulations governing the software and systems integration industries include:

•	The Interim Administration Measures for Qualification of Systems Integration of Computer Information (1999);

•	The Certification Standards and Administration Measures of Software Enterprises (2000);

•	The Appraisal Condition for Qualification Grade of Systems Integration of Computer Information (Revised Version) (2003);

•	Certain Policies for Encouraging Development of the Software Industry and Integrated Circuits Industry (2000);

•	The Software Products Administration Measures (2000);

•	The Interim Administration Measures for Qualification of Systems Integration of Computer Information Concerning State Secrets (2001);

•	The Administrative Measures on Verification of Key Software Enterprises within the State Plan (2005);

•	The Administrative Regulation for Commercial Cryptogram (1999); and

•	The Administrative Measures on Examination and Sales Licensing of Security Products for Computer Information Systems (1997).

Under these regulations, except for software developed for self-use, software products developed in China are subject to a registration system administered by the PRC Ministry of Information Industry, or MII, and its local branches or agencies empowered by it.  This registration system requires software developers to obtain registration certificates for their software products.  A software product cannot be sold in China without such registration.  The valid term of each registration is for five years, and it may be renewed upon expiry.

Companies in China engaged in systems integration are required to obtain qualification certificates from MII.  Companies planning to set up computer information systems are required to engage systems integration companies with appropriate qualification certificates.  This qualification certificate is subject to biannual review and is renewable every four years.

The Qualification Certificate for Integration of Computer Information Systems Concerning State Secrets granted by the PRC State Secrecy Bureau is required for a company to engage in computer systems integration activities involving state secrets.  The valid term of such certificate is for three years, and it may be renewed upon expiry, subject to the satisfaction of all the requirements.  The State Secrecy Bureau will only issue this special qualification certificate to China’s domestic companies.  Foreign invested companies, including Sino-foreign joint ventures and wholly foreign-owned enterprises, are not allowed to engage in any computer systems integration activities that involve state secrets.

Encryption software is an essential component of internet banking systems.  The development, production and sale of commercial encryption products in China is regulated by the PRC National Encryption Administrative Bureau, or the Encryption Bureau, and its authorized local branches.  A company engaging in the encryption-related business is subject to certain licensing requirements, such as obtaining a production license, sale and distribution license, and a license for research and development from the Encryption Bureau.  In addition, both importing and exporting products and equipment containing encryption technology are subject to the prior approval of the Encryption Bureau.

Companies in China engaged in providing security products for computer information systems are required to obtain a sales license after official examination from the PRC Ministry of Public Security, or MPS, or its authorized local branches.  The valid term of each license is for two years which can be renewed upon expiry

We generally register our software and have obtained, or are in the process of obtaining, from MII or other regulatory agencies all the certificates, permits or licenses necessary for conducting our business.

Regulation on foreign investment

According to The Guidelines on Foreign Investment issued by State Council on February 11, 2002, and The Catalogue on Foreign Invested Industries (2007 Revision) issued by National Development and Reform

Commission and the Ministry of Commerce on October 31, 2007, IT solutions and services fall into the category of industries in which foreign investment is encouraged.

Regulations on foreign exchange

The principal regulations governing foreign exchange in China are the PRC Foreign Exchange Administration Regulations (1996), as amended in 1997.  Under these regulations, current account income denominated in foreign currencies shall be sold to designated banks or deposited into foreign exchange bank accounts.  The Renminbi is convertible for current account items including the distribution of dividends, interest payments and trade and service-related foreign exchange transactions.  For conversion of the Renminbi for capital account items, such as making inbound and outbound direct investments, borrowing foreign loans, repatriating investments and investing in securities outside China, prior approval of or registration with SAFE is required.

Pursuant to the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE or its local branches.  Foreign investment enterprises are permitted to remit their profits or dividends in foreign currencies out of their foreign exchange accounts or exchange Renminbi for foreign currencies through banks authorized to conduct foreign exchange business.  Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by SAFE, the Ministry of Commerce of the PRC and the PRC National Development and Reform Commission or their local counterparts.

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Return Investments via Overseas Special Purpose Vehicles, generally known in China as SAFE Circular 75, which became effective November 1, 2005, (i) a legal person entity incorporated in China, a PRC citizen, or an individual with habitual residence in China due to certain economic benefits, who is referred to as an onshore resident under SAFE Circular 75, shall register with the local branch of SAFE before it establishes or controls an overseas special purpose vehicle, or SPV, for the purpose of overseas equity financing (including convertible debts financing); (ii) when a PRC resident contributes the assets or equity interests it holds in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident shall modify its SAFE registration in light of its interest in the SPV and any change thereof; and (iii) where an SPV undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, or external guarantees, or other material events that do not involve return investments, such PRC resident shall, within 30 days from the occurrence of such material event, apply to the local branch of SAFE to amend or file the registration of foreign exchange of overseas investment.  Onshore residents who have established or controlled SPVs and completed return investments before November 1, 2005, the effective date of SAFE Circular 75, were also required to register with the local SAFE branch before March 31, 2006.

To further clarify the implementation of SAFE Circular 75, SAFE issued The Notice of the State Administration of Foreign Exchange on Operating Procedures concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investment via Overseas Special Purpose Companies on May 29, 2007, or Circular 106.  Under Circular 106, if the investment in the overseas SPV fails to be registered with SAFE by the onshore residents, (1) the overseas SPV is not qualified to conduct overseas financing or return investment; and (2) the PRC subsidiaries of the SPV are prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the overseas SPV.  Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions.  All our PRC resident beneficial owners have registered with local SAFE branch as required under the SAFE regulations in respect to return investment.

Regulations on offshore parent holding companies’ direct investment in and loans to their PRC subsidiaries

An offshore company may make an equity investment in a PRC company, which will become the PRC subsidiary of the offshore holding company after the investment.  Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly

Foreign-Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementation rules.  Under these laws and regulations, the contribution and increase of the registered capital of a foreign-invested enterprise is subject to prior approval by the approval authorities.

Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purposes, and are subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange.  Under these regulations, shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE.  Furthermore, the total amount of foreign debt that can be borrowed by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to governmental approval.

Regulations on dividend distribution

Under the relevant PRC laws and regulations, foreign-invested enterprises in China may distribute dividends only out of their accumulated profits determined in accordance with Chinese accounting standards and regulations.  In addition, wholly foreign-owned enterprises in China are required to contribute at least 10% of their after-tax profits based on PRC accounting standards each year to their general reserves fund until the accumulative amount of the reserve fund reaches 50% of the registered capital of such wholly foreign-owned enterprise.  Wholly foreign-owned enterprises are also required to allocate a portion, as determined at their discretion, of their after-tax profits to their staff welfare and bonus fund.  Sino-foreign joint ventures are required to contribute a portion of their after-tax profits, based on PRC accounting standards each year, as determined by our board, to their general reserves fund, staff welfare and bonus fund and joint venture expansion funds.  Contributions to these funds may not be distributed as dividends.

C.   Organizational structure.

The following diagram illustrates our organizational structure as of December 31, 2007:

The Company
(Yucheng Technologies Limited)
100%
100%
BVI Level
Sihitech BVI
(Ahead Billion Venture Ltd.)
E-Channels BVI
(Port Wing Development Co., Ltd.)
68.25%
31.75 %
China Level
Yuxinyicheng
100%
Beijing Sihitech
20%
Shanghai Software
100%
Beijing Software
80%
100%
e-Channels
100%
Sunrisk
100%
Shanghai Sihitech
80%
Yuxinyicheng Information
100%
Guangzhou Sihitech
60%
Hongzhi
100%
Xiamen Yucheng
100%
Yuxinyicheng Software
75%
Easycon
100%
Recency
100%
Fujie
100%
Fuji
100%
Guangzhou Yuxinyicheng

The following summarizes relevant information concerning our subsidiaries:

Beijing Yuxinyicheng Technology Limited, or Yuxinyicheng.  Yuxinyicheng was established as a wholly foreign-owned enterprise in China on October 19, 2006.  It is 68.25% owned by Sihitech BVI and 31.75% owned by e-Channels BVI.  It is a holding company in China without its own business operations.

Beijing Sihitech Technology Co., Ltd., or Beijing Sihitech.  Beijing Sihitech, along with its subsidiaries Shanghai Software, Beijing Software, Shanghai Sihitech, Guangzhou Sihitech and Xiamen Yucheng, engages in the provision of system integration, software development, information technology consulting, maintenance and support services.  Beijing Sihitech and its subsidiaries mentioned above were the principal operating entities of Sihitech BVI prior to the three-party merger.

Beijing Easycon Electronics Limited, or Easycon.  We acquired 75% interest of Easycon in June 2007.  Easycon specialized in providing IT services to smaller and regional commercial banks in China.  Its banking integrative service management system and credit management system both hold a significant market share and are very well received among small- and mid-sized banks.

Beijing e-Channels Century Technology Co., Ltd., or e-Channels.  e-Channels engages in the provision of technology development, technology transfer, consulting and training services, in particular relating to online booking-related solutions.  e-Channels was the principal operating entity of e-Channels BVI prior to the three-party merger.

Beijing Sunrisk Information Technology Limited, or Sunrisk.  We acquired 100% interest of Sunrisk in March 2007.  Sunrisk was a risk management total solutions provider for the Chinese banking industry, focusing on consulting, product implementation and system integration in the area of enterprise risk management for financial institutions.

Beijing Yuxinyicheng Information Technology Limited, or Yuxinyicheng Information.  We established Beijing Yuxinyicheng IT in January 2007, focusing on providing our POS merchant acquiring business in collaboration with banks.

Shanghai Yuxinhongzhi Information Technology Limited, or Hongzhi. We established Hongzhi in July 2007 with other investors, focusing on the provision of IT solutions and services.  We hold a 60% equity interest in Hongzhi.

Chengdu Recency Technologies Limited, or Recency.  We acquired 100% interest of Recency in June 2007.  Recency is a business intelligence solution and consulting service provider for the Chinese banking industry, focusing on software development, information technology consulting, maintenance and support.

Shanghai Fujie Business Consulting Limited, or Fujie and Shanghai Fuyi Business Consulting Limited, or Fuyi.  We acquired 100% interest of Fujie and Fuyi in October 2007.  Fujie and Fuyi are related companies focusing on Enterprise Resource Planning, or ERP, management consulting, software development, maintenance and support.

D.           Property, plant and equipment.

Our principal executive offices are located at Tower B, Beijing Financial Trust Building, 5 Anding Road, Chao Yang District, Beijing, where we lease approximately 3,923 square meters of office space.  We have 15 other office locations in China, including Shanghai, Guangzhou, Xian, Xiamen, Zhengzhou, Chengdu, Zhuhai, Shenyang, Nanjing, Dalian, Haerbin, Wuxi, Wuhan, Changsha and Shenzhen.  We own a property in Xiamen with a gross floor area of 1,258 square meters, and we lease properties in all other cities with an aggregate gross floor area of 5,322 square meters.  We uses all these properties as office space for our employees.  The aggregate rent for all our offices is RMB792,890 (US$108,547) per month.

We are in the process of searching for a new location for our principal executive offices as the Beijing Financial Trust Building will be demolished as part of the city planning to host the 2008 Beijing Olympics.  We are expected to move out by June 2008.  We do not expect the relocation to have any material impact on our business.  We lease all of our office space at commercial rates, and believe other facilities are available at competitive rates.

ITEM 4A.   UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section titled “Selected consolidated financial data” and our consolidated financial statements and related notes included elsewhere in this annual report.  This discussion contains forward-looking statements that involve risks, uncertainties and assumptions.  Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements.  In evaluating our business, you should carefully consider the information provided in “Item 3. Key Information — Risk factors”.

OVERVIEW

We are a leading provider of information technology, or IT, solutions and services to China’s domestic banking sector.  Our solutions and services enable our clients to establish and maintain IT platforms and operational capabilities to better manage their operations and serve their customers’ needs.

Historically, we derived a majority of our revenues from providing system integration services, which included selecting, procuring and reselling third-party hardware equipment and software applications to our clients, monitoring and assisting in the installation of such equipment and software at our clients’ sites and assisting in the integration of the installed equipment and software with our clients’ existing IT systems.  Due to the lower gross margin and growth potential of system integration services as compares to software-related solutions and services, in 2006 we began to shift our focus away from providing system integration services.  System integration revenue represented less than 50% of our total revenues in 2007, and we expect that its percentage of our total revenues will continue to decrease.

Our current business focus is to develop and deliver an extensive suite of software-related solutions and services tailored toward specific functional needs of our clients.  Our software-related solutions and services encompass all major categories of IT solutions used in China’s banking industry, namely channel-related solutions, management-related solutions and business-related solutions.  Our revenues derived from providing software-related solutions and services have grown at a much faster pace than our revenues derived from system integration in recent years, in part due to our shifted business focus, and in part due to our acquisitions of companies focusing on providing software-related solutions and services, including:

•	our merger with e-Channels on November 24, 2006, a company focusing on providing channel related solutions and services to China’s banks;

•	our acquisition of a 100% interest of Sunrisk on February 28, 2007, a provider of risk management solutions and services to China’s banks;

•	our acquisition of a 75% interest of Easycon on June 30, 2007, a provider of IT solutions and service to small- and mid-sized banks in China;

•	our acquisition of a 100% interest of Recency on July 31, 2007, a provider of business intelligence solutions and consulting services to China’s banks; and

•	our acquisitions of a 100% interest of both Fujie and Fuyi on October 31, 2007, two related companies focused on ERP management consulting and project implementation.

We currently provide our software-related solutions and services to our clients on a project-by-project basis, and charge all inclusive fees for each project.  We charge system integration services based on material and service cost plus certain margin.

We also provide IT maintenance and support services to our clients as well as limited agency services when we procure third party IT equipment for other system integrators and charge a commission.  We record these revenues as IT services revenue.

Beginning in early 2007, we launched our POS merchant-acquiring business, which includes deploying POS terminals in collaboration with banks enabling merchants to process debit card and credit card payments through the deployed POS terminals.  We receive a percentage of the processing fees of transactions which occur through the POS terminals we deploy.  Revenue from our POS merchant acquiring business currently accounts for a relatively small portion of our revenues and we include such revenues in revenues from channel-related solutions.  Revenues from our software-related solutions (including POS) and IT services comprise our IT solutions and services revenue, while revenues from our system integration services are recorded as system integration revenue.

Our clients are primarily banking institutions in China.  We count 15 of the 17 Tier I and Tier II national banks in China as our clients.  We have also been adding numerous small- to mid-sized banks to our client base.

Our revenues grew from RMB177.3 million in 2005 to RMB289.7 million in 2006 and to RMB435.5 million (US$59.6 million) in 2007, representing a CAGR of 56.7%.

•	Our IT solutions and services revenue grew from RMB61.1 million in 2005 to RMB 99.4 million in 2006 and to RMB230.6 million (US$31.6 million) in 2007, representing a CAGR of 94.3%.

•	Our system integration revenue grew from RMB116.2 million in 2005 to RMB190.2 million in 2006 and to RMB204.9 million (US$28.0 million) in 2007, representing a CAGR of 32.8%.

•
As a result of the difference in growth rate, system integration revenue as a percentage of our total revenues decreased from 65.5% in 2005 and 65.7% in 2006 to 47.0% in 2007, and our gross margin increased from 24.9% in 2005 and 25.7% in 2006 to 36.2% in 2007.

Our net income increased from RMB14.5 million in 2005 to RMB40.7 million in 2006 and to RMB66.7 million (US$9.1 million) in 2007, representing a CAGR of 114.3%.

Our growth has been and will continue to be driven in large part by the sales of our software-related solutions and services to our banking clients.  We expect our sales of software-related solutions and services to Tier II national banks and other small- and mid-sized banks to continue to increase at a faster pace than our sales to the largest Tier I banks.  In addition, we expect our POS merchant acquiring business to also provide a source of revenue growth in the future.  Our past growth has been partly attributable to the acquisitions we made in 2007 as well as the merger with e-Channels in November 2006.  We expect to continue to grow both organically and through acquisitions.

BASIS OF PRESENTATION

Yucheng was incorporated on November 17, 2005 as a subsidiary of China Unistone.  After completion of a  redomestication merger and a three-party merger among China Unistone, Sihitech BVI and e-Channels BVI on November 24, 2006, Yucheng became the holding company of our business.  Sihitech BVI was our predecessor from an accounting perspective, and the purchase method of accounting was used in consolidating e-Channels BVI and China Unistone into Sihitech BVI.  Therefore, our operating results for 2005 reflected those of Sihitech BVI; our operating results for 2006 reflected those of Sihitech BVI and the operating results of e-Channels BVI from November 25, 2006 to the end of 2006; and our operating results for 2007 reflected those of both Sihitech BVI and e-Channels BVI as well as our 2007 acquisitions from their respective acquisition date to the end of 2007.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our results of operations in any period are affected by a number of factors, including factors affecting our industry and factors related to the management and operations of our businesses.

Factors affecting our industry

Growth of the banking industry in China and its need for third-party providers of IT solutions and services

Our growth has been attributable to the rapid development of China’s banking industry.  China’s banking industry has undergone significant reforms and modernization in recent years in order to prepare for the challenges associated with a rapid developing economy and China’s entry into the WTO.  As part of such reform efforts, since 2005, a number of China’s banks have listed their shares on the Hong Kong Stock Exchange.  In connection with such reforms and overseas listings, such banks have greatly increased their IT spending in order to upgrade their IT systems.  As most of China’s banks do not have strong in-house IT development capabilities, these banks largely rely on third-party IT service suppliers, such as us, to meet their IT needs.  We expect that as competition in China’s banking industry intensifies, and as China’s banks strive to meet the Basel II requirements, they will rely more heavily on third-party IT solution and service providers for their IT needs.  Any factors that adversely affect the growth of China’s banking industry, such as a general slow-down in China’s economy, adverse consequences of the global subprime mortgage and credit crisis, and measures adopted by the PRC central government to manage China’s growing economy and control the inflation rate, may reduce the profitability of China’s banks and result in a decrease in their IT spending, which could in turn adversely affect our business.  Furthermore, our results of operations are also affected by the extent China’s banks continue to outsource their IT services.  Any increase or decrease in the extent of outsourcing IT solutions and services by China’s banks will positively or negatively affect business opportunities available to us.

Changes in decision making over IT spending among our clients

We derive a substantial majority of our revenues from providing IT related solutions and services to China’s banks on a project-by-project basis, and need to compete for projects outsourced by China’s banks.  We have observed a recent shift in the way IT spending is decided in China’s banks, with more decisions being made at banks’ head offices instead of provincial level branches.  Such centralization generally favors large IT service providers with premium brands, broad product offerings and deep client relationships, in particular relationships with the bank’s head offices.

Competition in China’s banking IT service industry

Our results of operations have been, and will continually be affected by, the competitive landscape in China’s banking IT service industry.  Due to the competitive pressure, we have observed that the small- and mid-sized banks in China are focusing more on the reputation of the IT solution and service providers and the quality of services as compared to price when they award their IT projects, which benefit us in our competition for such business.  On the other hand, as more competitors are competing for the businesses from the big banks, they may exert increasing price pressure on the IT solution providers.  In addition, as China’s banking IT service industry develops, more and more global IT solution and service providers are entering the market, which may further intensify the competition we face.

Factors related to the management and operation of our businesses.

Revenue mix

We derive our revenues primarily from two sources, IT solutions and services and system integration.  System integration has a much lower gross margin as compared to IT solutions and services.  Our consolidated gross profit and gross margin are greatly affected by our revenue mix.  Our merger with e-Channels in November 2006 and our acquisitions of five companies in 2007 significantly increased our percentage of revenues derived from IT solutions and services, as these acquired companies only generated revenues from IT solutions and services.  Furthermore, we began to shift our business focus to IT solutions and services in 2006.  We currently typically only provide system integration services as part of a larger client engagement that includes IT solutions and services, or if we anticipate that the system integration component will lead to future IT solutions and services revenue from the same client.  As a result of these factors, our revenues from system integration as a percentage of total revenues has declined from 65.5% in 2005 and 65.7% in 2006 to 47.0% in 2007, which has been a major factor contributing to our improved gross margin from 24.9% in 2005 and 25.7% in 2006 to 36.2% in 2007.  We intend to continue to focus on providing IT solutions and services, and expect the percentage of our revenues from system integration to continue to decrease.  Furthermore, as we generate more revenue from our POS merchant acquiring business, it will also have a stronger impact on our revenue mix and our gross margin.

Timing of Chinese banks’ outsourced IT projects

Substantially all of our revenues are derived from IT projects that outsourced from our banking clients in China.  As a result, the amount of our revenues for any period is affected by the timing of our clients’ IT projects, which in turn depends on their internal budgeting and planning process.  The internal budgeting and planning process may differ, depending on the client and type of project.  For example, the head offices of our Tier I and Tier II bank clients generally determine the major IT solutions and services projects according to an annual budget and plan, which is usually finalized in the first calendar quarter of each year, while branches of the big banks and our small- and mid-sized bank clients may decide smaller projects on a quarterly basis.  Historically, our banking clients have been awarding more projects in the third and fourth quarters as compared to the first and second quarters.  As a result, we generally record stronger revenues in the third and forth quarters of each year.  In addition, our revenue is generally the lowest in the first quarter of each year due to the Chinese New Year holidays.  Furthermore, the project mix of any given period also significantly affects our gross margin and results of operations.  For example, if we record a higher percentage of system integration revenue as compared to IT solutions and services revenue in a given quarter, our gross margin will be negatively affected.  We may not be able to control the timing and types of projects we undertake and the revenue we can record in a given quarter, and our results of operations are therefore subject to significant quarter to quarter fluctuation.

Client composition

In 2005 and 2006, our clients were primarily China’s Tier I banks.  Beginning in 2007, we have been gradually expanding our client base to include more Tier II banks as well as Tier III banks, which are predominantly small- and mid-sized banks.  The percentage of our revenues derived from Tier II banks increased from 5.5% in 2005 and 6.1% in 2006 to 11.4% in 2007, and the percentage of our revenues from Tier III  banks increased from 0.1% in 2005 and 0.8% in 2006 to 15.4% in 2007.  Tier I banks, because of their size, generally have a strong bargaining power in their negotiations with us, and generally require extensive customization of our solutions.  On the other hand, because of the complexity of their projects and their financial resources, they have not been as price sensitive in the past, although this trend may be changing due to increasing competition in the banking IT service industry.  Tier II banks are in many respects similar to the Tier I banks.  In contrast, the small- and mid-sized banks generally have fewer requirements for customization, enabling us to sell repeatable solutions with minimal customization, and we are more in an equal footing in contract negotiations with them.  Furthermore, the small- and mid-sized banks, although traditionally very price sensitive, have gradually realized the benefit that premium products afford them, and are less focused on price competition.  Our changing client composition and changes in their behavior are expected to affect our future results of operations.

Success of our new business initiatives

We launched the POS merchant-acquiring business in early 2007 in collaboration with China Merchants Bank, and deployed over 8,900 POS terminals in 2007 under that partnership.  We have entered into collaboration with two additional banks to deploy POS terminals in Guangdong Province and Beijing, respectively, in 2008.  We plan to continue to actively expand this business in the near future.  We share with our collaborating banks a certain percentage of the processing fees from each transaction processed on the POS terminals we deploy.  As we bear the initial sales and marketing costs as well as the capital expenditure relating to the deployed POS terminals, while revenues from this business, which directly relate to the value transacted through each deployed POS terminal, takes time to ramp up, this business negatively affected our results of operations for 2007.  In addition, we have recently started to provide our online banking solutions and services in a per-transaction or per-user based revenue model rather than our traditional project-based revenue model, which, similar to our POS merchant acquiring business, requires significant initial capital expenses while revenues will take time to ramp up.  We expect that these new business initiatives will bring us revenue predictability and stability in the long-run.  After these new business initiatives become more important in our overall business, our future results of operations will be significantly affect by their success or failure.  Furthermore, as part of our expansion strategy, we intend to expand our IT solutions and services to non-banking financial institutions, and whether we can succeed in that expansion will also affect our future results of operations.

Success in our acquisition and integration of acquired businesses

In addition to organic growth, we intend to grow by continue to acquire or invest in businesses complementary to our existing business.  Our merger with e-Channels in November 2006 and our acquisitions of five companies in 2007 broadened our solution and service offerings, increased our client base, strengthened our management talent and employee base and created numerous cross-selling and up-selling opportunities, which greatly contributed to our past growth, in particular our revenue growth from IT solutions and services and the improvement of our overall gross margin.  Our future growth will continue to be affected by our ability to identify appropriate acquisition targets, acquire such targets at appropriate costs, integrate the acquired businesses with our existing businesses and realize synergies from such acquisitions.  In addition, as China’s banks are becoming more sophisticated in their IT requirements, they are increasingly favoring large solution and service providers with solid financial background and broad product offerings.  As a result, our industry will be increasingly under consolidation, which we believe will present larger players in the industry, such as us, more opportunities to grow by acquisition.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements which have been prepared in accordance with US GAAP.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.  We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of our assets and liabilities that are not readily available from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or if changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.  We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates.  The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue recognition

We generate revenues primarily from solution services, consulting and implementation, custom software development, IT service, business process outsourcing and system integration.  Revenue is recognized as follows:

IT solutions and services

IT solution and services mainly consist of implementation, customization, post-contract customer support, training and consulting.  Revenue from IT solutions and services is generated primarily from customer orders in which customers purchased bundled solutions that included our software and third party’s hardware.  If the bundled solution includes services that requires significant production, modifications, or customization, the revenue is recognized over the installation and customization period based on the percentage of completion method in accordance with SOP No. 81-1, “Accounting for Performance of Construction-Type and Certain Product-Type Contracts” (“SOP 81-1”).  Labor costs and direct project expenses are used to determine the stage of completion.  Revisions in estimated contract profits are made in the period in which the circumstances requiring the revision become known.  Provisions, if any, are made currently for anticipated losses on uncompleted contracts.

In terms of the nature of deliverables, contract terms, and the rights and obligations of us and the customer, there are no differences between consulting and implementation services and software development services.  Consulting and implementation services encompasses consulting and customized solutions services for banks and financial institutions to help banking clients develop IT capabilities to meet the challenges of future business requirements.  The consulting service mainly consists of: (1) IT strategy review, which entails understanding the clients' operating IT environment and the assessment of its suitability in providing the client with the level of IT support necessary for achieving their business objectives; (2) IT strategy formation, which means assisting clients in formulating their future strategies, which required an in-dept understanding of their business priorities and a thorough appreciation of a wide range of available IT capabilities and solutions; and (3) IT infrastructure architecture, which means assisting clients in designing their IT infrastructures including hardware, system software, application software and the selection of the appropriate solutions.  Revenue from consulting and implementation services are also recognized using contract accounting on the percentage of completion method based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract.

Costs and estimated earnings in excess of billings on uncompleted contracts consist of recognized recoverable costs and accrued profits on contracts for which billings had not been presented to customers as of the balance sheet date.  Billings in excess of revenue recognized for which payments have been received are deferred until the applicable revenue recognition criteria have been met.

Fees for maintenance and technical support services are recognized under the straight-line method over the periods covered by the term.

Revenue from sales of IT equipment to the end users, which are limited to passing the IT equipment to other system integrators, is treated as agency sales and records the net difference between the amount it bills to system integrators and the fees charged by third-party IT manufacturers as revenue.  We considered the criteria set out in EITF 99-19 in determining whether we should recognize such revenues at gross or net of revenue.  We believe that based on our arrangement with the system integrators, end users (banks) and the third party IT manufacturers, the net approach is appropriate as we are not the primary obligor to the end users, do not take general inventory risk, do not have latitude in establishing price and do not have discretion in supplier selection with respect to the IT equipment or software delivered to end users.

System integration

System integration services mainly consist of value added services of planning, designing, installing, integrating and testing of hardware sold to customers.  Revenue from system integration services is recognized in accordance with SAB Topic 13, Revenue Recognition, when the following conditions are all met:  persuasive evidence of an arrangement exists, system integration services have been rendered and products have been delivered and accepted, the price is fixed or determinable and, collectibility is reasonably assured.  Customers’ sign-off on a Testing and Acceptance Form evidences their acceptance of the system integration work being completed at which time revenue is recognized.  The contract revenue and related costs are deferred if the Testing and Acceptance Form is not duly signed by both parties.  We do not recognize system integration services revenue on a percentage of completion basis.  Our system integration services revenue recognition policy does not differ between its integration services involving servers, network equipment or storage.

Trade accounts receivable and its collectibility

Trade accounts receivable are recorded at the invoiced amount and do not bear interest.  The allowance for bad debt losses is estimated by management based on individual accounts receivable which show signs of uncollectibility and an aging analysis.  Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.  We do not have any off-balance-sheet credit exposure related to our clients.

Intangible assets

Cost of intangible assets

Intangible assets consist primarily of capitalized costs for computer software, client relationships and other technology.  Intangible assets are stated at cost or fair value less accumulated amortization and any impairment write-downs.  Fair value of identifiable intangible assets is estimated based upon discounted future cash flow projections.

We capitalize development costs for marketable software incurred from the time of technological feasibility until the software is ready for use in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed.  All costs to establish technological feasibility of a computer product to be sold, leased or otherwise marketed are charged to research and development expense as incurred.  Technological feasibility is established through completeness of the working model and its consistency with the product design.  Costs incurred for modification, components of large products, and enhancements are expensed.  As the working model is normally built during the process of project implementation for clients, there are no high-risk development issues.

Under the provisions of SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, we capitalize costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and management has authorized further funding for the project which it deems probable of completion and use for the function intended.  Technological feasibility is established upon completeness of the product design and planning phases indicating that product can be built by existing technology and tools.  Capitalized internal-use software costs include only (1) external direct costs of materials and services consumed in developing or obtaining the software, (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the project, and (3) interest costs incurred, when material, while developing the software.  Capitalization of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

Research and development costs and other computer software maintenance costs related to software development are expensed as incurred.

The consolidated financial statements include intangibles obtained through the acquisitions of subsidiaries at RMB32.2 million and RMB37.1 million as of December 31, 2006 and 2007, respectively, whose values have been estimated by the management in the absence of ready ascertainable market values.  However, because of the inherent uncertainty of the valuation, it is reasonably possible that those estimated values may differ significantly from the values that would have been used had a ready market for these intangible assets existed, and the differences could be material to the consolidated financial statements.

Amortization

We amortize capitalized software development costs for marketable software on a product-by-product basis.  The annual amortization is the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product including the period being reported upon.

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

The estimated useful lives are as follows:

Estimated useful life
Software development costs
- Internal-use software	3 years
- Marketable software	3 years
Customer relationships	3-5 years
Other technology	3-5 years
Purchased software	5-10 years

The straight-line method of amortization reflects an appropriate allocation of the cost of the intangible assets to earnings in proportion to the amount of economic benefits obtained by us in each reporting period.

Impairment of long-lived assets

We evaluate impairment for our long-lived assets to be held and used, including office equipment and motor vehicles, intangible assets and other non-current assets, when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable in accordance with FASB

Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimate undiscounted future cash flows expected to be generated by the asset.  If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value.

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

Capitalization of internal software development costs

Internal development of software products is accounted for in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”.  SFAS No. 86 requires that the cost of developing software be expensed prior to establishing technological feasibility and those costs be capitalized once technological feasibility has been established.  Capitalization ceases upon general release of the software.  The determination of whether internal software development costs are subject to capitalization is, by its nature, highly subjective and involves significant judgments.  This decision could significantly affect earnings during the development period.  Further, once capitalized, the software costs are generally amortized on a straight-line basis over the estimated economic life of the product.  The determination of the expected useful life of a product is highly judgmental.  Finally, capitalized software costs must be assessed for realizability at the end of each reporting period.

Internal software development costs include payroll, employee benefits, and other headcount-related costs associated with product development.  We record expenditure incurred before technological feasibility is established into research and development cost and capitalizes expenditures incurred after that point into the cost of intangible assets.  In 2005, 2006 and 2007, internal software development costs were RMB2.5 million, RMB2.3 million and RMB10.7 million, among which RMB2.1 million, RMB1.4 million and RMB2.3 million were capitalized, respectively.

Precontract costs

Due to the business environment in which we operate, it is common practice that we commence the software development or IT consulting project for its banking clients without commercial contracts being signed.  If the contracts are not obtained during the reporting period where implementation costs have been incurred, we defer revenue recognition for the related contracts until contracts are obtained.  In accordance with SOP 81-1, as modified by SOP 98-5, costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained, including cost of equipment, direct labor costs, and other ancillary costs, are deferred until receipt of the signed contract, and are then included in contract costs or inventory.  Such deferred costs, subject to their not being related to costs of start-up activities, are evaluated periodically for probability of recoverability.  If deemed unrecoverable, deferred costs are expensed to operating expenses.

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

We accounted for the acquisition of e-Channels BVI and other subsidiaries in accordance with SFAS No. 141 Business Combinations, which resulted in the recognition of goodwill.  Goodwill represents the excess of acquisition cost over the estimated fair value of the net assets acquired as of the acquisition date.  The portion of the purchase price allocated to goodwill was RMB37.3 million as of December 31, 2006 and RMB169.4 million as of December 31, 2007.

In accordance with SFAS No. 142, “Goodwill and Other Tangible Assets,” the impairment evaluation of goodwill is conducted annually, or more frequently, if events or changes in circumstances indicate that an asset might be impaired.  The evaluation is performed by using a two-step process.  In the first step, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill.  The estimated fair value of the reporting unit is generally determined on the basis of discounted future cash flows.  If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded.  In the step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation.  The resulting implied fair value of the goodwill that results from the application of the second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and are consistent with the projections and assumptions that are used in current operating plans.  Such assumptions are subject to change as a result of changing economic and competitive conditions.

RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements regarding fair value measurement.  This statement simplifies and codifies fair value related guidance previously issued and is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  We are still considering that impact of SFAS 157 to our financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS No. 115,” which permits companies to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option).  Adoption of FASB 159 is optional and it may be adopted beginning in the first quarter of 2007.  We are currently evaluating the possible impact of adopting FASB No. 159 on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements” (SFAS 160).  SFAS 160 requires all entities to report non-controlling (minority) interests in subsidiaries as equity in the consolidated financial statements.  SFAS 160 requires that transactions between an entity and non-controlling interests are treated as equity transactions.  SFAS 160 is effective for fiscal years beginning after December 15, 2008.  We are currently evaluating the effect of SFAS 160 on our consolidated financial statements and results of operation and are currently not yet in a position to determine such effects.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” (“SFAS 141R”) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.  This Statement applies to all transactions or other events in which an entity obtains control of one or more businesses, and combinations achieved without the transfer of consideration.  SFAS No. 141 (revised 2007) is effective for prospectively to business combinations for which the acquisition date is in on or after December 15, 2008.  An earlier adoption is not permitted.  We are still considering any impact of SFAS 141R on our consolidated financial statements, which will depend on the nature and size or business combinations we consummate after the effective date.

A.   Operating Results.

REVENUES

We generate revenues by providing IT-related solutions and services to our clients, which are primarily China’s banking institutions.  In 2005, 2006 and 2007, our revenues amounted to RMB177.3 million, RMB289.7 million and RMB435.5 million (US$59.6 million), respectively, representing a CAGR of 56.7%.

We categorize our revenues by revenue sources into IT solutions and services revenue and system integration revenue.

IT solutions and services

IT solutions and services revenue includes revenues we generated from software-related solutions and services, such as sale of software solutions, custom software development, IT consulting services and implementation, as well as various IT maintenance and other services.  We currently also include revenues from our POS merchant acquiring business as IT solutions and services revenue.

We generally provide software-related solutions and services to our clients on a project-by-project basis, and record revenues based on the percentage of completion of our client projects.  Our POS merchant acquiring business generate revenues as consumers make payment transactions using credit card, debit card or prepaid store card on the POS terminals we deployed.  As we are entitled to a percentage of the payment processing fees paid to our collaborating banks, we record revenues as such consumer payment transaction takes place.  Our revenues from POS merchant acquiring business currently represent only a relatively small portion of our IT solutions and services revenue.  However, as we increase the number of our collaborating banks and the number of POS terminals deployed, we expect our revenues from POS acquiring business to increase significantly in the near future.

We initiated collaboration with China Certification Authority in March 2008 to provide an online banking Application Service Provider, or ASP, platform to serve small- and mid-sized banks.  Unlike our traditional project based revenue model, we intend to charge a low initial set up fee for this service, but generate recurring revenues tied to the usage of the ASP platform.  We expect to start generating revenues from this service in 2008.

IT solutions and services are currently our core business focus.  IT solutions and services revenue as a percentage of our revenues increased from 34.5% in 2005 and 34.3% in 2006 to 53.0% in 2007.  We expect that IT solutions and services revenue will be our primary area of revenue growth in the near future, and its percentage of our revenues will continue to increase over time.

System integration

System integration revenue consists of revenues we generated from the procurement and resale of third-party hardware and software to our clients and the related installation and integration services.  Similar to our software-related solutions and services, we also provide system integration services on a project-by-project basis, and record revenues based on the delivery of the service.

System integration was historically a major part of our business.  However, as it generally has a lower gross margin and growth potential as compared to IT solutions and services, starting in 2006 we gradually shifted our business focus away from system integration services.  We currently provide system integration services generally only as a component of a larger client engagement that includes IT solutions and services projects, or if we anticipate that the system integration project will lead to future IT solutions and services projects from the client.  System integration revenue as a percentage of our revenues decreased from 65.5% in 2005 and 65.7% in 2006 to 47.0% in 2007.  We expect that system integration revenue will continue to grow at a much slower pace than our IT solutions and services revenue, and its percentage of our revenues will continue to decline.

Revenues by sources

The following table sets forth our revenue sources and their relative percentage of our total revenues for the periods indicated.

	For the Year Ended December 31,
	2005		2006			2007
Revenues by sources	Amount	% of total	Amount	% of total	% change from 2005	Amount		% of total	% change from 2006
	RMB	%	RMB	%	%	RMB	US$	%	%
	(in thousands, except percentages)
IT solutions and services	61,107	34.5	99,435	34.3	62.7	230,633	31,573	53.0	131.9
System integration	116,220	65.5	190,215	65.7	63.7	204,886	28,049	47.0	7.7
Total	177,327	100.0	289,650	100.0	63.3	435,519	59,622	100.0	50.4

Our revenues grew at a CAGR of 56.7% from 2005 to 2007.  Our revenue growth is contributed by both organic growth and acquisitions.  Our merger with e-Channels on November 24, 2006 resulted in the inclusion of approximately one month of its 2006 revenues and full year of its 2007 revenues to our revenues in the corresponding years.  In addition, our acquisitions of Sunrisk, Easycon, Recency, Fujie and Fuyi in 2007 also contributed to our revenue growth in 2007.  As we strive to fully integrate the acquired businesses into our existing businesses and achieve synergies among them as soon as possible right after the acquisition, the significant contributions of our acquired businesses came not only from their original businesses, but also from the synergies provided by our existing businesses, such as the additional sales that they can achieve due to our client relationships and our complementary solutions and services.

Our revenue growth is primarily from the growth of IT solutions and services revenue, which grew at a CAGR of 94.3% from 2005 to 2007.  In comparison, our system integration revenue grew at a much slower CAGR of 32.8% during the same period.  This difference in CAGR was primarily due to a much faster growth rate of IT solutions and services revenue from 2006 to 2007, at 131.9%, as compared to that of system integration revenue, at 7.7%.  Growth rate for IT solutions and services revenue and system integration revenue were similar from 2005 to 2006, at 62.7% and 63.7%, respectively.  The significantly faster growth rate of IT solutions and services revenue from 2006 to 2007 as compared to that of system integration revenue was due to both acquisitions and our shifting of business focus.  Since e-Channels and the additional companies we acquired in 2007 generate exclusively IT solutions and services revenue, the inclusion of these revenues in 2007 significantly increased the growth rate of IT solutions and services revenue from 2006 to 2007.  In addition, starting in 2006 we shifted our business focus to the provision of IT solutions and services due to its higher gross margin and better growth potential.

IT solutions and services revenue by solution or service types

We provide different types of software-related solutions, including channel-related solutions, management-related solutions and business-related solutions.  In addition, we provide maintenance services for our clients and provide agency services to procure third party hardware equipment for other system integrators, and record these revenues as IT services revenue.  We experienced rapid growth in all types of our solutions from 2005 to 2007.  The following table sets forth our IT solutions and services revenue by solution or service types.

	For the Year Ended December 31,
	2005		2006			2007
IT solution and services revenue by type	Amount	% of total	Amount	% of total	% change from 2005	Amount		% of total	% change from 2006
	RMB	%	RMB	%	%	RMB	US$	%	%
	(in thousands, except percentages)
Channel-related solutions(1)	5,529	9.0	19,432	19.5	251.5	53,009	7,257	23.0	172.8
Management-related solutions	39,709	65.0	50,361	50.6	26.8	97,494	13,347	42.3	93.6
Business-related solutions	918	1.5	10,693	10.8	1064.8	45,524	6,232	19.7	325.7
IT services	14,951	24.5	18,949	19.1	26.7	34,606	4,737	15.0	82.6
Total	61,107	100.0	99,435	100.0	62.7	230,633	31,573	100.0	131.9
____________________
(1)	Includes revenues from our POS merchant acquiring business.

Revenues by client types

Our clients are primarily China’s banks, which are our core clients.  We also provide IT-related solutions and services to certain non-banking clients, such as government agencies and other corporations when such market demand arises.  However, we generally do not actively market our solutions and services to these clients and we do not consider them as our core clients.

The following table sets forth our revenues by client types.

	For the Year Ended December 31,
	2005		2006			2007
Revenues by client type	Amount	% of total	Amount	% of total	% change from 2005	Amount		% of total	% change from 2006
	RMB	%	RMB	%	%	RMB	US$	%	%
	(in thousands, except percentages)
Tier I banks	143,376	80.9	224,228	77.4	56.4	266,127	36,432	61.1	18.7
Tier II banks	9,684	5.5	17,656	6.1	82.3	49,757	6,812	11.4	181.8
Other banks(1)	6,119	3.5	9,472	3.3	54.8	70,883	9,704	16.3	648.3
Others	18,148	10.1	38,294	13.2	111.0	48,752	6,674	11.2	27.3
Total	177,327	100.0	289,650	100.0	63.3	435,519	59,622	100.0	50.4
____________________
(1)	Other banks include Tier III banks (i.e., small- and medium-sized banks and foreign banks), PBOC and policy banks.

We provide IT solutions and services primarily to Tier I banks, in particular China Construction Bank.  In 2005, 2006 and 2007, our revenues from China Construction Bank, our largest client, amounted to RMB108.5 million, RMB156.4 million and RMB257.8 million, respectively, and accounted for 61.2%, 54.0% and 59.2%, respectively, of our total revenues.  However, our contracts with China Construction Bank were signed separately with different departments, branches and provincial offices and the head office and we consider each of them effectively separate clients since the decision makers and budgets are unrelated.  China Construction Bank has been our client since 1999, and we have maintained a good relationship with various organizations within the bank.

Starting in 2007, we have been actively expanding our client base to include more Tier II banks and other small- and mid-sized banks, both through organic growth and through acquisitions of companies with clients in those segments.  As a result, revenues from our Tier II bank clients increased 181.8%, from RMB 17.7 million in 2006 to 49.8 million in 2007, and their percentage of our total revenues increased from 6.1% in 2006 to 11.4% in 2007.  Furthermore, our revenues from other banks, which are primarily small- to mid-sized banks, increased 648.3%, from

RMB9.5 million in 2006 to RMB70.9 million in 2007, and their percentage of our total revenues increased from 3.3% in 2006 to 16.3% in 2007.

The following table sets forth our IT solutions and services revenue by client type for the periods indicated.

	For the Year Ended December 31,
	2005		2006			2007
IT solutions and services revenue by client type	Amount	% of total	Amount	% of total	% change from 2005	Amount		% of total	% change from 2006
	RMB	%	RMB	%	%	RMB	US$	%	%
	(in thousands, except percentages)
Tier I banks	47,208	77.3	62,529	62.9	32.5	124,736	17,076	54.1	99.5
Tier II banks	2,792	4.6	4,974	5.0	78.2	30,381	4,159	13.2	510.8
Other banks(1)	1,283	2.1	2,939	3.0	129.1	49,449	6,769	21.4	1,582.5
Others	9,824	16.0	28,993	29.1	195.1	26,067	3,569	11.3	(10.1)
Total	61,107	100.0	99,435	100.0	62.7	230,633	31,573	100.0	131.9
____________________
(1)	Other banks include Tier III banks (i.e., small- and medium-sized banks and foreign banks), PBOC and policy banks.

From 2006 to 2007, our IT solutions and services revenue from Tier II banks and other banks grew at 510.8% and 1,582.5%, respectively, which are much faster than those of our total revenues, as we focused on providing IT solutions and services to these bank clients.  As a result, our IT solutions and services revenue from Tier II and other banks represented a higher percentage of our total IT solutions and services revenue in 2007, at 13.2% and 21.4%, respectively, as compared to 11.4% and 16.3%, respectively, for such percentages of total revenues.

As we further penetrate into Tier II banks and small- to mid-sized banks, we expect our revenue contributions from these clients to continue to increase, in particular revenues from IT solutions and services, resulting in further optimization of our revenue mix.  Meanwhile, we expect our revenue concentration on Tier I banks and China Construction Bank to continue to decline.

COST OF REVENUES

Our cost of revenues includes costs directly attributable to revenues.

IT solutions and services

Our cost of revenues for software-related solutions and services primarily relates to costs associated with the design, implementation, delivery and maintenance of our solutions and related services, which includes primarily staff costs, travel expenses and outsourcing costs in connection with the development and implementation of IT solutions and service projects for our clients, and to a lesser extent, amortization of intangible assets related to our solutions that we provide to our clients and allocated overhead costs relating to our project development and implementation staff.  The allocated overhead costs include primarily communication costs, depreciation and other general office-related costs.

Cost of revenues for our POS merchant acquiring services comprises primarily of depreciation of POS terminals we deployed and the consumables, which is generally in proportion to the number of POS terminals we deploy.

System integration

Our cost of revenues for system integration primarily consists of costs for purchase of third-party hardware and software that we resell to our clients.  It also includes related transportation and insurance costs as well as staff costs for the procurement and installation of such hardware and software.  We expect cost of revenues relating to system integration to increase generally in line with the increase in revenues from such service.

The following table sets forth our cost of revenues by revenue source for the periods indicated.

	For the Year Ended December 31,
	2005		2006		2007
	Amount	% of total	Amount	% of total	Amount		% of total
	RMB	%	RMB	%	RMB	US$	%
Cost of revenues	(in thousands, except percentages)
IT solutions and services	(25,758)	(19.4)	(43,406)	(20.2)	(96,149)	(13,163)	(34.6)
System integration	(107,327)	(80.6)	(171,926)	(79.8)	(181,677)	(24,871)	(65.4)
Total	(133,085)	(100.0)	(215,332)	(100.0)	(277,826)	(38,034)	(100.0)

Our cost of revenues grew from RMB133.1 million in 2005 to RMB215.3 million in 2006 and to RMB277.8 million in 2007, representing a CAGR of 44.5%.  Our cost of revenues grew at a much slower pace than our revenue growth primarily due to the shift of our revenue mix, as the majority of our revenue growth was from IT solutions and services rather than system integration, and cost of revenues accounted for a much smaller percentage of IT solutions and services revenue as compared to system integration revenue.  Our cost of revenues relating to IT solutions and services grew at a CAGR of 93.2% from 2005 to 2007, in line with our growth in IT solutions and services revenue, while our cost of revenues relating to system integration grew at a CAGR of 30.1% during the same period, slower than the growth in our system integration revenue.

Gross profit and gross margin

The following table sets forth our gross profit and gross margin for the periods indicated.

	For the Year Ended December 31,
	2005		2006		2007
	Gross profit	Gross margin	Gross profit	Gross margin	Gross profit		Gross margin
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
IT solutions and services	35,349	57.8	56,029	56.3	134,484	18,410	58.3
System integration	8,893	7.7	18,289	9.6	23,209	3,178	11.3
Total	44,242	24.9	74,318	25.7	157,693	21,588	36.2

We expect our gross margin for IT solutions and services and for system integration to remain stable in the near future, but our overall gross margin to improve due to further shifting to IT solutions and services.

OPERATING EXPENSES

Our operating expenses primarily consist of research and development expenses, selling and marketing expenses and general and administrative expenses.  The following table sets forth our operating expenses for the periods indicated.

	For the Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB	US$
	(in thousands)
Research and development expenses	(352)	(902)	(8,370)	(1,146)
Selling and marketing expenses	(11,181)	(13,990)	(29,053)	(3,977)
General and administrative expenses	(13,913)	(14,170)	(50,668)	(6,936)
Total	(25,446)	(29,062)	(88,091)	(12,059)

Research and development expenses

Research and development expenses consist primarily of staff cost, which includes salaries, bonuses and benefits for research and development personnel.  Research and development expenses also include travel expenses of our research and development personnel as well as depreciation of hardware equipment and software tools and other materials used in our research and development activities.  We capitalize certain internal software development expenses after technological feasibility is established, which are amortized according to its estimated useful life.  Our internal software development expenses amounted to RMB2.5 million, RMB2.3 million and RMB10.7 million (US$1.5 million), of which RMB2.1 million, RMB1.4 million and RMB2.3 million (US$0.3 million) were capitalized in 2005, 2006 and 2007, respectively.  The capitalized amounts will be amortized according to its useful life.  We also incur significant research and development related costs in connection with our client projects, which re record as cost of revenues for the client projects rather than research and development expenses.

Our research and development expenses increased significantly in 2007, primarily due to the increase in staff costs resulting from the increase in the number of research and development personnel from the acquisition of e-Channels in November 2006 and the additional acquisitions in 2007.  The number of our research and development personnel increased from 21 at the end of 2006 to 35 at the end of 2007.  Our travel expenses, depreciation as well as amortization costs also increased significantly in 2007 due to increased research and development activities in 2007.  We expect our research and development expenses to continue increase as we further expand our solution and service offerings.

Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries, bonuses, sales commissions, and benefits for sales and marketing personnel.  Selling and marketing expenses also include expenses associated with business development activities with our clients, travel expenses of our sales and marketing personnel, as well as overhead costs allocated to our sales and marketing personnel, such as office rent, furniture cost, communication cost and depreciation.  We generally do not advertise to promote our businesses.  Instead, we conduct targeted business development activities with our clients.

Our selling and marketing expenses increased significantly in 2007, primarily due to the significant increase in personnel cost associated with POS merchant acquiring business that we initiated in 2007 as well as the acquisition of e-Channels in November 2006 and the additional acquisitions in 2007.  The number of our sales and marketing personnel increased from 46 at the end of 2006 to 344 at the end of 2007, the majority of which were sales staff for our POS merchant acquiring business.  Other selling and marketing expenses, such as those associated with business development activities, travel expenses and overhead costs also increased due to our increase in selling and marketing personnel and activities.  We expect our selling and marketing expenses to continue increase as we expand our product offerings and broaden our client basis, and in particular as we continue to expand our POS merchant acquiring business.  However, we expect that our selling and marketing expenses as a percentage of revenues will decrease from our 2007 level as we expect our revenues to increase at a faster pace.

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for administrative personnel, such as personnel in our management, finance and accounting, legal and human resource functions, their travel expenses and other expenses for general administrative functions, costs for professional services, including legal, tax and accounting services, and allocation of overhead costs to general and administrative functions, such as rent, communication and depreciation.  Our general and administrative expenses also include amortization of intangible assets relating to our acquisition of e-Channels, which amounted to RMB9.2 million in 2007.

Our general and administrative expenses are shown net of technology subsidies, value-added tax refunds and business tax and surcharges refunds and other government credits we receive from the relevant PRC government authorities.  Technology subsidies are granted by the relevant local PRC government to encourage development of high-tech enterprises.  Value-added tax is charged at a rate of 17% of the gross sales proceeds received.  Pursuant to relevant PRC laws and regulations, we are entitled to a refund of 14% of the value-added tax for certain self-

developed software products.  Business tax and surcharges are levied based on 5.5% of revenues.  We received refund for business tax and surcharges for revenues generated from contracts relating to technology development.  Others include refund of certain loan interest from local governments and income tax refund in relating to a subsidiary.  The table below sets forth the amount of technology subsidies and other refunds that we received in the periods indicated.

	For the Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB	US$
	(in thousands)
Technology subsidy	372	1,041	3,303	452
Value-added tax refund for software products sold	179	1,281	2,554	350
Business tax and surcharges refund	76	-	1,460	200
Others	381	838	-	-
Total	1,008	3,160	7,317	1,002

Our general and administrative expenses in 2007 increased significantly in 2007 from 2006, primarily due to increase in personnel costs and amortization of e-Channels intangible assets  The increase in personnel cost was primarily due to the increases in the number of administrative personnel from the acquisitions of e-Channels in November 2006 and the additional acquisitions in 2007.  Travel and other expenses for general and administrative functions also contributed to the increase.  Our increase in general and administrative expenses is partially offset by an increase of government credits we received in 2007.  We expect that our general and administrative expenses will continue to increase as we hire additional general and administrative personnel and incur related costs as we anticipate further growth of our businesses and incur costs related to compliance under the Sarbanes-Oxley Act.

INCOME TAXES

Our PRC subsidiaries are subject to PRC enterprise income tax, which is calculated based on taxable income determined under PRC accounting principles.  In March 2007, the PRC National People’s Congress passed the People’s Republic of China Enterprise Income Tax Law, or the New EIT Law, and in December 2007 the PRC State Council issued the implementations rules under the New EIT Law, both of which became effective on January 1, 2008.  The New EIT Law and its implementation rules superseded the old enterprise income tax regime starting January 1, 2008.

In 2005, 2006 and 2007, our PRC subsidiaries were taxed according to the old enterprise income tax regime, which prescribed a statutory enterprise income tax rate of 33%.  However, the old enterprise income tax regime provided for preferential tax treatments to various enterprises, such as for foreign invested enterprises, software enterprises or high-tech enterprises, in the forms of preferential income tax rates or fixed-period tax holidays.  Enterprises entitled to tax holidays are either exempted from paying income taxes or pay income taxes at a beneficial rate during the holiday period.  The preferential tax rate and the tax holidays can be applied at the same time to the same enterprise.  A number of our PRC subsidiaries had enjoyed preferential income tax rates and/or the various tax holidays under the old enterprise income tax regime.  As a result, our income tax expenses were RMB3.5 million, RMB3.3 million and RMB5.5 million (US$0.8 million), respectively, and our effective tax rate was 19.2%, 7.4% and 7.5% in 2005, 2006 and 2007, respectively.  The significant decrease in our effective tax rate from 2005 to 2006 was primarily due to tax holiday benefit we received from Shanghai Software, whose income tax was waived for 2006 and 2007 as compared to 15% for 2005.  Without the preferential income tax rate and the tax holiday, our income tax would have been RMB6.7 million, RMB15.2 million and RMB23.6 million (US$3.2 million) in 2005, 2006 and 2007, respectively.

The New EIT Law reduced the statutory tax rate to 25%, but repealed most of the preferential tax treatments, including the preferential tax rates and the tax holidays.  However, the New EIT Law provides a five-year transition period that allows enterprises which enjoyed certain preferential tax treatment under the old enterprise income tax regime to gradually transition to the 25% statutory rate in a prescribed fashion.  According to a notice issued by the PRC State Council, for enterprises which enjoyed preferential income tax rate of 15% pursuant to certain prior tax rules or regulations specified in the notice, the applicable enterprise income tax rate will increase to 18% for 2008, 20% for 2009, 22% for 2010, 24% for 2011 and 25% for 2012 and thereafter.  For tax holidays specified in the notice, enterprises already enjoying the holidays prior to January 1, 2008 can generally continue to enjoy such tax holidays until their expiration, upon which time the 25% tax rate will apply.  All other preferential tax treatments have generally terminated on December 31, 2007.  The New EIT Law also provides that the State Council can grant tax waivers or preferential tax rates for “qualified high-tech or new-tech companies in need of special state support,” but the qualification criteria for such high-tech or new-tech companies are not yet clear.  Due to the application of the New EIT Law and its implementation rules, certain of our subsidiaries may no longer be able to enjoy any preferential income tax treatment, and certain others may need to pay higher transitional income tax rates starting January 1, 2008.  As a result, we expect our effective income tax rate to gradually increase from our 2007 level unless we qualify for new tax benefits under the new tax regime.

In addition, pursuant to the New EIT Law and its implementation rules, we may be deemed as PRC resident enterprise if our “de facto management body” is located in China, in which case our global income will be subject to PRC income tax at the rate of 25%.  However, it is currently unclear how the “de facto management body” is determined.  See “Item 3. Key information — D. Risk factors — Risks related to doing business in China — We may be treated as a resident enterprise for PRC tax purposes under the New EIT Law and we may therefore be subject to PRC income tax for any dividends we receive from our subsidiaries, which may materially and adversely affect the amount of dividends we must pay to our shareholders.”  If we are not deemed as a PRC resident enterprise, then our dividend payable by our PRC subsidiaries to us will be subject to 10% withholding tax if such dividend is derived from profits generated after January 1, 2008.

RESULTS OF OPERATIONS

The following table sets forth a summary of our consolidated statement of income for the periods indicated.  The operation results of any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2005		2006		2007
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues	177,327	100.0	289,650	100.0	435,519	59,622	100.0
Cost of revenues	(133,085)	(75.1)	(215,332)	(74.3)	(277,826)	(38,034)	(63.8)
Gross profit	44,242	24.9	74,318	25.7	157,693	21,588	36.2
Operating expenses
Research and development expenses	(352)	(0.2)	(902)	(0.3)	(8,370)	(1,146)	(1.9)
Selling and marketing expenses	(11,181)	(6.3)	(13,990)	(4.8)	(29,053)	(3,977)	(6.7)
General and administrative expenses	(13,913)	(7.8)	(14,170)	(4.9)	(50,668)	(6,936)	(11.6)
Total operating expenses	(25,446)	(14.3)	(29,062)	(10.0)	(88,091)	(12,059)	(20.2)
Income from operations	18,796	10.6	45,256	15.6	69,602	9,529	16.0
Other income (expenses)	(803)	(0.5)	(1,254)	(0.4)	4,453	609	1.0
Income before minority interests and income taxes	17,993	10.1	44,002	15.2	74,055	10,138	17.0
Income tax expenses	(3,462)	(2.0)	(3,271)	(1.1)	(5,528)	(757)	(1.3)
Income before minority interests	14,531	8.2	40,731	14.1	68,527	9,381	15.7
Minority interests	−	−	−	−	(1,813)	(248)	(0.4)
Net income	14,531	8.2	40,731	14.1	66,714	9,133	15.3

Year ended December 31, 2007 compared to year ended December 31, 2006

Revenues

Our revenues increased 50.4% to RMB435.5 million (US$59.6 million) in 2007 from RMB289.7 million in 2006.  This increase was primarily due to the overall growth in our business combined with the effect of our acquisition of e-Channels on November 24, 2006 and our several acquisitions in 2007.

Our revenues from IT solutions and services increased 131.9% to RMB230.6 million (US$31.6 million) in 2007 from RMB99.4 million in 2006, primarily due to the increase in the number of projects we undertook in 2007, both from the acquisitions and from organic growth, as well as an increase in the average contract value of our projects.  Our significant increase in revenues from IT solutions and services resulted from both organic growth and acquisitions of e-Channels and the five companies we acquired in 2007, all or which contributed exclusively IT solutions and services revenue.  Our organic growth resulted primarily from our shift in business focus to IT solutions and services beginning in 2006.

Our revenues from system integration increased 7.7% to RMB204.9 million (US$28.0 million) in 2007 from RMB190.2 million in 2006, primarily due to an increase in the average contract value of our projects.  As a result of the significant difference in revenue growth rate, our revenues from IT solutions and services as a percentage of total revenues increased to 53.0% in 2007 from 34.3% in 2006.

Cost of revenues

Our cost of revenues increased 29.0% to RMB277.8 million in 2007 (US$38.0 million) from RMB215.3 million in 2006, primarily due to the increase in our revenues.  Cost of revenues increased at a slower rate than our revenues primarily due to the fact that the majority of our revenue increase in 2007 was from IT solutions and services, and cost of revenues accounted for a much smaller percentage of IT solutions and services revenue as compared to system integration revenue.

Cost of revenues for IT solutions and services increased 121.5% to RMB96.1 million (US$13.2 million) in 2007 from RMB43.4 million in 2006, generally in line with the increase in IT solutions and services provided.  The increase in cost of revenues for IT solutions and services was primarily due to an increase in personnel cost of RMB35.1 million and an increase in project-related travel expenses of RMB9.7 million, and, to a lesser extent, increases in outsourcing, training provided to our clients on the use of our solutions, and allocated overhead costs.  The significant increase in personnel cost was primarily due to increased headcount from our November 2006 acquisition of e-Channels and other 2007 acquisitions, as well as additional employees we hired to carry out our increased business volume.  The number of our employees in project development and implementation was 477 and 1,077, respectively, at December 31, 2006 and 2007.

Cost of revenues for system integration increased 5.7% to RMB181.7 million (US$24.9 million) in 2007 from RMB171.9 million in 2006, slightly lower than the increase in our system integration revenue.  The increase in cost of revenues for system integration was primarily due to increases in costs of third-party hardware and software that we purchased for our clients in connection with our increase in business volume.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased 112.2% to RMB157.7 million (US$21.6 million) in 2007 from RMB74.3 million in 2006.  Our gross margin improved to 36.2% in 2007 from 25.7% in 2006, primarily due to the higher percentage of revenues from IT solutions and services in 2007 as compared to 2006.  In 2007, our gross margin was 58.3% for IT solutions and services and 11.3% for system integration, as compared to 56.3% and 9.6%, respectively, in 2006.

Operating expenses

Our operating expenses increased 203.1% to RMB88.1 million (US$12.1 million) in 2007 from RMB29.1 million in 2006, due to increases in each of research and development expenses, selling and marketing expenses and general and administrative expenses.

Research and development expenses.  Research and development expenses increased 827.9% to RMB8.4 million (US$1.1 million) in 2007 from RMB0.9 million in 2006, primarily due to the increase in research and development-related personnel cost of RMB5.1 million.  This increase in personnel cost resulted primarily from an increase in the number of personnel devoted to research and development due to the acquisition of e-Channels in November 2006 and additional acquisitions we made in 2007.  The number of our research and development employees increased from 21 at the end of 2006 to 35 at the end of 2007.  To a lesser extent, the increase in research and development expenses was also due to increases in research and development related travel expenses, amortization of capitalized intangible assets as well as allocated overhead costs such as depreciation and rental.  Our research and development expenses as a percentage of revenues increased to 1.9% in 2007 from 0.3% in 2006.

Selling and marketing expenses.  Selling and marketing expenses increased 107.7% to RMB29.1 million (US$4.0 million) in 2007 from RMB14.0 million in 2006, primarily due to the significant increase in personnel cost.  This increase in personnel cost resulted primarily from an increase in sales and marketing headcount associated with POS merchant acquiring business that we initiated in 2007 as well as the acquisition of e-Channels in November 2006, and the additional acquisitions in 2007.  The number of our sales and marketing personnel increased from 46 at the end of 2006 to 344 at the end of 2007, the majority of which were sales staff for our POS merchant acquiring business.  Other selling and marketing expenses, such as those associated with business development activities, travel expenses and overhead costs also increased due to our increase in selling and marketing personnel and activities.  Our selling and marketing expenses as a percentage of revenues increased to 6.7% in 2007 from 4.8% in 2006.

General and administrative expenses.  General and administrative expenses increased 257.6% to RMB50.7 million (US$6.9 million) in 2007 from RMB14.2 million in 2006, primarily due to an increase in personnel costs of RMB18.4 million and amortization of e-Channels intangible assets of RMB9.2 million that occurred only in 2007.  The increase in personnel cost was primarily due to the increases in the number of administrative personnel from the acquisitions of e-Channels in November 2006 and the additional acquisitions in 2007.  The number of our employees in general and administrative functions increased from 68 at the end of 2006 to 121 at the end of 2007.  This increase in general and administrative personnel also resulted in the increase of related travel expenses and other overhead costs allocated to general and administrative functions, such as rental, depreciation and amortization and general office expenses.  In addition, an increase in professional service fees in 2007 resulting from becoming a NASDAQ listed public company, and a foreign exchange loss in 2007 also contributed to the increase.  Our increase in general and administrative expenses was partially offset by an increase in various PRC government credits of RMB4.2 million, which were due to an increase in revenues from certain software projects that qualified for such credits.  Our general and administrative expenses as a percentage of revenues increased to 11.6% in 2007 from 4.9% in 2006.

Income from operations

As a result of the foregoing, our income from operations increased 53.8% to RMB69.6 million (US$9.5 million) in 2007 from RMB45.3 million in 2006, and our operating margin increased to 16% in 2007 from 15.6% in 2006.

Other income (expenses)

Total other income was RMB4.5 million (US$0.6 million) in 2007 as compared to total other expenses of RMB1.3 million in 2006, primarily due to investment income from short-term investments of RMB3.5 million.  Our net interest expenses decreased to RMB0.1 million (US$0.02 million) in 2007 from RMB1.1 million in 2006, primarily due to an increase in interest income from additional cash deposits received from the share exchange transaction in connection with the acquisition of China Unistone in November 2006 and from the exercise of our warrants in June 2007.

Minority interests

Minority interests amounted to RMB1.8 million (US$0.2 million) in 2007 as compared to nil in 2006, primarily due to the 20% minority interest in Yuxinyicheng Information we established in January 2007, the 40% minority interest in Hongzhi that we established in July 2007 and the 25% minority interest in Easycon that we acquired in July 2007.

Income tax expenses

Income tax expenses increased 69.0% to RMB5.5 million (US$0.8 million) in 2007 from RMB3.3 million in 2006, primarily due to our increased taxable income.  Our effective tax rate was 7.5% in 2007 compared 7.4% in 2006.

Net income

As a result of the foregoing, net income increased 63.8% to RMB66.7 million (US$9.1 million) in 2007 from RMB40.7 million in 2006, and net margin increased to 15.3% in 2007 from 14.1% in 2006.

Year ended December 31, 2006 compared to year ended December 31, 2005

Revenues

Our revenues increased 63.3% to RMB289.7 million in 2006 from RMB177.3 million in 2005.  This increase was primarily due to the increase in both IT solutions and services revenue and system integration revenue.  Our IT solutions and services revenue increased 62.7% to RMB99.4 million in 2006 from RMB61.1 million in 2005, and our system integration revenue increased a similar 63.7% to RMB190.2 million in 2006 from RMB116.2 million in 2005.  The increases in both IT solutions and services revenue and system integration revenue were primarily due to increases in the number of projects we undertook as well as the average contract value of our projects.  IT solutions and services revenue as a percentage of our revenues was similar in these two years, which was 34.5% in 2005 and 34.3% in 2006.

Cost of revenues

Our cost of revenues increased 61.8% to RMB215.3 million in 2006 from RMB133.1 million in 2005, generally in line with our increase in revenues.

Cost of revenues for IT solutions and services increased 68.5% to RMB43.4 million in 2006 from RMB25.8 million in 2005, primarily due to an increase in outsourcing cost of RMB7.7 million, an increase in personnel costs of RMB6.3 million and an increase in project-related travel cost of RMB3.4 million.  The increase in outsourcing costs was due to an increase in business volume and our increase in using outsourced services; the increase in personnel costs was primarily due to an increase in the number of employees we hired to carry out our increased business volume, and the increase in project-related travel costs was due to an increase in the number of projects in locations that require our employees to travel.  The number of our employees in project development and implementation increased from 158 at the end of 2005 to 477 at the end of 2006, a substantial number of which was from e-Channels.

Cost of revenues for system integration increased 60.2% to RMB171.9 million in 2006 from RMB107.3 million in 2005.  This increase in cost of revenues for system integration was primarily due to increases in costs of third-party hardware and software that we purchased for our clients in connection with the increase in our business volume.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased 68.0% to RMB74.3 million in 2006 from RMB44.2 million in 2005.  Our gross margin improved slightly to 25.7% in 2006 from 24.9% in 2005, primarily due to improved gross margin for our system integration, partially offset by a slight decrease in gross margin from IT solutions and services.  Gross margin for system integration increased to 9.6% in 2006 from 7.7% in 2005, while gross margin for IT solutions and services decreased slightly to 56.3% in 2006 from 57.8% in 2005.

Operating expenses

Our operating expenses increased 14.2% to RMB29.1 million in 2006 from RMB25.4 million in 2005, due to increases in each of research and development expenses, selling and marketing expenses, and general and administrative expenses.

Research and development expenses.  Research and development expenses increased 156.3% to RMB0.9 million in 2006 from RMB0.4 million in 2005, primarily due to an increase of research and development personnel and activities.  The number of our research and development employees increased from 13 at the end of 2005 to 21 at the end of 2006.  Our research and development expenses as a percentage of revenues increased slightly to 0.3% in 2006 from 0.2% in 2005.

Selling and marketing expenses.  Selling and marketing expenses increased 25.1% to RMB14.0 million in 2006 from RMB11.2 million in 2005, primarily due to increases in the number of sales and marketing personnel and sales and marketing activities.  Our sales and marketing personnel increased from 31 at the end of 2005 to 46 at the end of 2006.  Our selling and marketing expenses as a percentage of revenues decreased to 4.8% in 2006 from 6.3% in 2005, as our revenues increased at a faster pace relative to our selling and marketing expenses.

General and administrative expenses.  General and administrative expenses increased 1.8% to RMB14.2 million in 2006 from RMB13.9 million in 2005, primarily due to an increase in professional fees of RMB1.7 million relating to the three-party merger in November 2006 and an increase in staff costs of RMB1.2 million resulting from the increase in headcount.  The number of our employees performing general and administrative functions increased from 28 at the end of 2005 to 68 at the end of 2006, primarily due to the three-party merger.  Our increase in general and administrative expenses was offset by an increase in PRC government credit we received of RMB2.2 million, which was due to an increase in revenues from certain software projects that qualified for such credits.  Our general and administrative expenses as a percentage of revenues decreased to 4.9% in 2006 from 7.8% in 2005, as our revenues increased at a much faster pace relative to our general and administrative expenses.

Income from operations

As a result of the foregoing, our income from operations increased 140.8% to RMB45.3 million in 2006 from RMB18.8 million in 2005, and our operating margin increased to 15.6% in 2006 from 10.6% in 2005.

Other income (expenses)

Total other expenses were RMB1.3 million in 2006 as compared to RMB0.8 million in 2005, primarily due to an increase in net interest expense of RMB0.7 million resulting from increased bank borrowing for our working capital needs.

Income tax expenses

Income tax expenses decreased 5.5% to RMB3.3 million in 2006 from RMB3.5 million in 2005, despite our increased taxable income, primarily due to tax holiday benefits in relation to Shanghai Software that we received in 2006.  Our income tax rate for Shanghai Software was 0% for 2006 and 15% for 2005.  Our effective tax rate decreased to 7.4% in 2006 from 19.2% in 2005.

Net income

As a result of the foregoing, net income increased 180.3% to RMB40.7 million in 2006 from RMB14.5 million in 2005, and net margin increased to 14.1% in 2006 from 8.2% in 2005.

INFLATION

According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively.  The inflation rate has risen in China in 2007, and we cannot assure you that we will not be adversely affected by inflation in China in the future.

B.   Liquidity and capital resources.

LIQUIDITY AND CAPITAL RESOURCES

We have historically financed our operations through sales of equity interests to investors, bank loans and cash generated from operations.  Our principal use of cash for the years ended December 31, 2005, 2006 and 2007 was for our operating activities as well as acquisitions.  As of December 31, 2007, we had RMB222.5 million (US$30.5 million) in cash and cash equivalents, consisting of cash on hand and bank deposits with original maturity of three months or less.

We believe that our current cash and anticipated cash flow from operations is sufficient to meet our current cash needs.  We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.  In the long-term, we intend to rely primarily on cash flow from operations and additional borrowings from banks to meet our anticipated cash needs.  If our anticipated cash flow is insufficient to meet our requirements, we may also seek to sell additional equity, debt or equity-linked securities.  We cannot assure you that any financing will be available in the amounts we need or on terms acceptable to us, if at all.

The following table sets forth our outstanding borrowings as of the dates indicated.

	As of December 31,
	2005	2006	2007
	RMB	RMB	RMB	US$
	(in thousands)
Short-term bank borrowings	12,000	32,000	35,000	4,792
Current portion of long-term bank borrowings	1,500	3,500	–	–
Long-term bank borrowings	3,500	–	–	–

The outstanding short-term borrowings of RMB35 million as of December 31, 2007 comprise two short-term loans we borrowed in 2007.  One was for a principal amount of RMB15 million from September 7, 2007 to March 7, 2008 with an annual interest rate of 6.831%, and the other was for a principal amount of RMB20 million from December 14, 2007 to December 14, 2008 with an annual interest rate of 8.019%.  These two loans were guaranteed by Yuxinyicheng and Mr. Weidong Hong, our Chief Executive Officer, without a guarantee fee.

We received cash in the amount of RMB138.2 million from the share exchange transaction in connection with the acquisition of China Unistone on November 24, 2006.  See “Item 4. Information on the Company — A. History and development of the Company — Corporate  history.”  In addition, we received cash in the amount of RMB252.6 million (US$34.6 million) in June of 2007 in relation to the conversion of our outstanding warrants.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	14,806	(13,460)	(33,321)	(4,562)
Net cash used in investing activities	(13,556)	(54,059)	(62,576)	(8,567)
Net cash provided by financing activities	1,635	123,161	220,033	30,123
Net increase in cash	2,885	55,642	124,136	16,994
Cash and cash equivalents at beginning of year	39,831	42,716	98,358	13,465
Cash and cash equivalents at end of year	42,716	98,358	222,494	30,459

Operating activities

We had a net cash outflow from operating activities of RMB33.3 million (US$4.6 million) in 2007 compared with a net cash outflow of RMB13.5 million in 2006, while our revenues increased to RMB435.5 million (US$59.6 million) in 2007 compared with RMB289.7 million in 2006.  Our net cash outflow from operating activities in 2007 was primarily due to an increase in trade accounts receivable of RMB70.6 million, an increase in other current assets of RMB56.0 million, an increase in costs and estimated earnings in excess of billings on uncompleted contracts of RMB29.5 million, and a decrease in other current liabilities of RMB19.1 million, which were partially offset by cash received from our clients and an increase in trade accounts payable of RMB51.8 million.  The increase in trade accounts receivable was primarily due to the increase in our revenues; the increase in other current assets was primarily due to an increase of payment in advance to our vendors for which equipment has not been delivered to our clients as of December 31, 2007; the increase in costs and estimated earnings in excess of billings on uncompleted contracts was primarily due to an increase in our uncompleted projects as of December 31, 2007; the decrease in other current liabilities was primarily due to payment of accrued expenses and taxes; and the increase in trade accounts payable was primarily due to better credit terms we were able to get from our suppliers and an increase in our business volume.

We had a net cash outflow from operating activities of RMB13.5 million in 2006 compared with a net cash inflow of RMB14.8 million in 2005, while our revenues increased to RMB289.7 million in 2006 compared with RMB177.3 million in 2005.  Our net cash outflow from operating activities in 2006 was primarily due to an increase in trade accounts receivable of RMB47.8 million, a decrease in trade accounts payable of RMB10.5 million, and a decrease in billings in excess of costs and estimated earnings on uncompleted contracts of RMB6.3 million, which were partially offset by cash received from our clients and a decrease in inventories of RMB5.8 million.  The increase of trade accounts receivable was primarily due to an increase in our revenues and delay in payment by certain of our bank clients due to their application for initial public offering; the decreases in trade accounts payable and inventories were primarily due to a decrease in the number of our system integration projects at the end of 2006; and the decrease in billings in excess of costs and estimated earnings on uncompleted contracts was primarily due to the decrease in the number of uncompleted projects at the end of 2006.

We had a net cash inflow from operating activities of RMB14.8 million in 2005, primarily due to cash received from clients and an increase in trade accounts payable of RMB23.2 million in 2005, which was offset by an increase in other current assets of RMB9.9 million, an increase in trade accounts receivable of RMB5.9 million, an increase in costs and estimated earnings in excess of billings on uncompleted contracts of RMB5.9 million and an increase in inventories of RMB5.2 million.  The increase in trade accounts payable was primarily due to the extension of our trade accounts payable cycle resulting from our better management of trade accounts payable;  the increase in other current assets was primarily due to increased payment in advance from our clients; the increase in trade accounts receivable was primarily due to an extension of payment cycle of a significant client that resulted from a more stringent internal approval process by the client; the increase of costs and estimated earnings in excess of billings was primarily due to an increase in IT solutions and services revenue and more uncompleted projects as of the end of 2005; and the increase in inventory was primarily attributable to one undelivered client order of RMB6.9 million as of the end of 2005.

Investing activities

Net cash used in investing activities was RMB62.6 million (US$8.6 million) in 2007, primarily comprising payment of purchase of subsidiary of RMB51.8 million and capital expenditure of RMB34.3 million, partially offset by decrease in deposits paid for acquisitions of businesses of RMB20.0 million.  Payment of purchase of subsidiary related to our acquisitions of Sunrisk, Recency, Easycon, Fujie and Fuyi, and capital expenditure related to the purchase of POS terminals and other hardware equipment and software tools for our research and development activities as well as office decoration expenses due to the significant increase of our number of offices nationwide.

Net cash used in investing activities was RMB54.1 million in 2006, primarily comprising deposit for acquisition of business of RMB44.8 million related to the establishment of Yuxinyicheng Information of RMB20.0 million and the acquisition of Sunrisk of RMB24.8 million, and payment of purchase of subsidiary of RMB7.8 million as part of the cash consideration related to the acquisition of e-Channels.

Net cash used in investing activities was RMB13.6 million in 2005, primarily comprising deposit for acquisition of business of RMB7.0 million and capital expenditure of RMB5.4 million.  Deposit for acquisition of business related to the acquisition of a related company, Jianyin Computer Co., Limited, or Jianyin Computer, and capital expenditure was for the purchase of developed software as well as for office equipment, furniture and vehicles.  We sold Jianyin Computer in 2006.

Financing activities

Net cash provided by financing activities was RMB220.0 million (US$30.1 million) in 2007, primarily comprising proceeds from exercise of warrants of RMB252.6 million and bank borrowings of RMB55.0 million, partially offset by repayment of bank borrowings of RMB55.5 million, deemed distribution of RMB26.6 million related to the cash payment to the selling shareholders of Sihitech BVI in connection with the exercise of our warrants (which was required under the three-party merger agreement), and dividend paid to the shareholders of Sihitech BVI and e-Channels BVI of RMB11.7 million.

Net cash provided by financing activities was RMB123.2 million in 2006, primarily comprising proceeds from the share exchange transaction of RMB138.2 million and bank borrowings of RMB20.0 million, partially offset by a deemed distribution payment of RMB21.3 million as part of the consideration relating to the three-party merger in November 2006, dividends paid to the selling shareholders of Sihitech BVI and e-Channels BVI of RMB5.7 million, repayment of borrowing from an ex-owner of Sihitech BVI of RMB4.0 million and repayments of bank borrowings of RMB3.5 million.

Net cash provided by financing activities was RMB1.6 million in 2005, primarily comprising bank borrowings of RMB25.0 million, borrowings from an ex-owner of RMB4 million and loans from a business to be acquired, Jianyin Computer, of RMB3.0 million, partially offset by repayment of bank borrowings of RMB20.0 million, dividends paid to the then shareholders and minority interests of RMB9.4 million.

CAPITAL EXPENDITURES

Our capital expenditures amounted to RMB5.4 million, RMB2.9 million and RMB34.3 million (US$4.7 million) in 2005, 2006 and 2007, respectively.  Our capital expenditures consisted principally of purchases of developed software, development tools, computer equipment, office equipment and furniture, and vehicles, as well as office decoration and purchase of POS terminals.  Our capital expenditures increased significantly in 2007 primarily due to the purchase of POS terminals and office decoration, as we significantly increased our number of offices related to our POS merchant-acquiring business.

C.   Research and development, patents and license, etc.

For information on our research and development activities and intellectual property information, see “Item 4. Information on the Company — Business overview — Research and development” and “Item 4. Information on the Company — Business overview — Intellectual property.”

D.   Trend information.

For information on the principal trends and uncertainties affecting our results of operations, financial condition and businesses, see “Item 3. Key Information — Risk factors”, “Item 4. Information on the Company — Business overview” and elsewhere in this Item.

E.   Off-balance sheet arrangements.

We have not entered into any financial guarantees or other commitments to guarantee payment obligations of any third parties.

F.   Tabular disclosure of contractual obligations.

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2007.

	Payment Due by Period
	Total	Within 1 Year	1-3 years	3-5 years	More than 5 years
	(RMB in thousands)
Bank debt	35,000	35,000	–	–	–
Interest on bank debt	1,717	1,717	–	–	–
Capital leases	3,861	1,451	2,410	–	–
Operating leases	4,226	3,198	1,028	–	–
Total	44,804	41,366	3,438	–	–

Our capital leases primarily relate to leases of computers, and our operating leases relate to the renting of our offices.

G.   Safe harbor.

All information included in Item 5.E of this Item is deemed to be a “forward looking statement” as that term is defined in the statutory safe harbors, except for historical facts.  The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act (“statutory safe harbors”) shall apply to all forward-looking information provided in Item 5.E and F of this Item.

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and senior management.

The following table sets forth certain information regarding our directors and executive officers as of December 31, 2007.

Name	Age	Position
Chih T. Cheung	37	Non-Executive Chairman of the Board
Weidong Hong	41	Director and Chief Executive Officer
Shuo Zeng	38	Director and Chief Operating Officer
Li Liao	42	Independent Director
Lawrence Yeung	62	Independent Director
Chi Wei Joong	52	Independent Director
Henry Wang	49	Independent Director
Remington Hu	41	Chief Financial Officer

Chih T. Cheung was the Chairman of the board of China Unistone, our predecessor from May 2004 to November 2006, and has been the non-executive Chairman of our board since November 2006.  Since September 2005, Mr. Cheung has been the Managing General Partner of Staples Asia Investment Limited, a subsidiary of Staples, Inc., created to make investments and form partnerships in the office product market in Asia.  From March 2003 until February 2006, he was a senior advisor to the Chairman of the Chinatrust Commercial Bank.  Prior to that, Mr. Cheung co-founded and was the Chief Executive Officer of HelloAsia Corporation from its inception in 1999 until February 2002.  In February 2002, Mr. Cheung negotiated the merger of HelloAsia into Brience, Inc. and served as executive vice president of Brience until February 2003.  Prior to forming HelloAsia, Mr. Cheung co-founded and was the Chief Executive Officer of Crimson Solutions.  He currently sits on the boards of a number of private companies.  Mr. Cheung graduated from Harvard College, received an A.M. from Harvard Graduate School of Arts and Sciences, a J.D. from Harvard Law School and an M.B.A. from Harvard Business School.

Weidong Hong has been our Chief Executive Officer and a director of our board since November 2004.  Mr. Hong is a founder and is also the Chairman and Chief Executive Officer of Beijing Sihitech.  Prior to founding Beijing Sihitech in June 1999, he was part of the senior management of Secom China Ltd., the Japanese publicly listed electronic security services provider, where from December 1994 to May 1997 he served as Vice President of the PC Department.  From May 1997 to June 1999, Mr. Hong held the position of General Manager of Beijing Global Infotech Co., Ltd., a company engaged in the business of providing IT services to the Chinese banking industry.  He holds B.E. and EMBA degrees from Tsinghua University.

Shuo Zeng has been our Chief Operating Officer and a director of our board since November 2004.  Mr. Zeng is a founder and Chairman and Chief Executive Officer of e-Channels.  From July 1991 to May 2000, Mr. Zeng held several senior positions in the Nantian Group, a manufacturer of electronic and communication equipment in China that is publicly listed in the Shenzhen Stock Exchange, including general manager of the Information Product Department and Finance Project & System Integration Department.  He holds a B.E. in automation from Beijing Polytechnic University.

Li Liao has been an independent director of our board since November 2006.  Mr. Li is a distinguished academician, and has served as the Associate Dean and Director of EMBA Program as well as a Professor of Finance at the prestigious School of Economics and Management of Tsinghua University since September 2000.  Between May 1999 and August 2000, he served as the Assistant to Chairman at the Esquel Group, a company engaged in apparel manufacturing.  He received a B.E. in Electrical Engineering and a Ph.D. in Engineering Economics from Tsinghua University, as well as an MBA in Financial Engineering from the MIT Sloan School of Management.

Lawrence Yeung has been an independent director on our board since October 2007.  Mr. Yeung retired from the United Nations.  Prior to his retirement, Mr. Yeung worked at the United Nations for over 20 years.  He was a director of information systems and technologies at the United Nations and the United Nations Development

Program.  Mr. Yeung was responsible for implementing global information and communications systems in over 145 country offices, including acclaimed global safety and security systems.  In addition to overseeing the United Nations’ vast internal information systems, Mr. Yeung has assisted member and developing countries around the world in the application of information systems and technologies.  Mr. Yeung also served extensively on the United Nations’ financial, personnel and procurement committees, and oversaw the award of contracts and subsequent project implementations.  Mr. Yeung is a graduate of computer science and electronic engineering from the University of Sydney and the University of New South Wales.

Chi Wei Joong has been an independent director on our board since November 2006.  Since March 2004, Mr. Joong has been the General Manager and President for the credit card division of China Merchants Bank, the largest credit issuer in China.  Before that, from March 1999 to January 2004 he was an Executive Vice President of the retail banking division of Chinatrust Commercial Bank, the largest credit issuer and one of the leading financial holdings company in Taiwan.  From 1997 to 1998, he served as the Financial Director of AIG Credit Card Company (Taiwan).  Between 1995 and 1997, he served as Financial Director for the credit card division of the Taipei City Bank (Taiwan).  He also worked at American Express in the U.S.  Currently, he also serves on the advisory board for Visa International.  Mr. Joong studied at Keynes University and New York University.

Henry Wang has been an independent director on our board since November 2006.  Since February 2003, Mr. Wang has served as the general manager of the Operating Center of China Construction Bank.  From July 2000 to February 2003, he served as the general manager of Settlement Accounts Department of China Construction Bank.  Before that, he worked in the Funds Clearing Department and conducted project auditing and consulting activities in the Investment and Research Department of China Construction Bank.  He studied at Beihang University and later at South Western University of Finance and Economics.

Remington Hu has been our Chief Financial Officer since February 2008.  Mr. Hu has over 18 years of experience in venture investments, corporate finance and entrepreneurship.  From 2004 to 2007, he was the chief representative in China for CVM Capital Partners LLC, a leading venture capital firm from Taiwan.  From 2002 to 2004, Mr. Hu was the Chief Financial Officer of the Wholesale and Retail Business Group of Hong Kong-listed Yue Yuen Industrial Holdings Limited, where he managed the financial operations of China's largest sporting goods retailer.  Mr. Hu was also a co-founder and the Chief Operating Officer and Chief Financial Officer of eSOON Communications International Corp, a leading e-contact center solution provider with presence throughout Greater China.  Mr. Hu received his MBA in finance from the Wharton School of Business of the University of Pennsylvania, and a B.S. degree in computer science from National Chiao Tung University in Taiwan.

B. Compensation.

We pay our executives and our non-executive Chairman salaries and bonuses.  We pay our independent directors who are not employees a meeting fee of US$3,000 and reimbursement of expenses.  Directors who serve as a committee Chairman also receive US$500 per committee meeting.  All of our independent directors will be granted 750 ordinary shares of the Company per meeting.  In 2007, the aggregate cash compensation paid to our directors and executive officers as a group was RMB1.8 million (US$0.2 million).

2006 PERFORMANCE EQUITY PLAN

Our stock options are granted under the China Unistone Acquisition Corporation 2006 Performance Equity Plan, which became the Yucheng Technologies Limited 2006 Performance Equity Plan (the “Plan”) by operation of law under the terms of our merger with China Unistone Acquisition Corporation.  We adopted and obtained shareholder approval of the Plan in November 2006, under which we could issue share options with the right to purchase up to 1,500,000 ordinary shares to our directors, officers, employees, and consultants.  We granted no options under the Plan as of December 31, 2007.

On December 13, 2005, China Unistone’s board approved its 2006 Performance Equity Plan and its shareholders subsequently approved such plan.  The purpose of the stock option plan was to enhance its ability to recruit and retain employees, officers, directors and consultants of outstanding ability and to further motivate them by providing an opportunity to acquire a proprietary interest in our company.  After the three-party merger in November 2006, we assumed China Unistone’s 2006 Performance Equity Plan.  We could issue share options with the right to purchase up to 1,500,000 ordinary shares to our directors, officers, employees, and consultants under the plan.  To date, no awards have been granted under the plan.  The following describes the principal terms of the plan.

Administration.  Our compensation committee administers the 2006 Performance Equity Plan.  Subject to the provisions of the plan, the compensation committee determines, among other things, the persons to whom from time to time awards may be granted, the specific type of award to be granted, the number of shares subject to each award, share prices, any restrictions or limitations on the awards, and any vesting, exchange, surrender, cancellation, acceleration, termination, exercise or forfeiture provisions related to the awards.  The committee makes all determinations of any questions arising under the plan or any rule or regulation established pursuant to the plan.

Eligible participants.  Awards may be granted to employees, officers, directors and consultants who are deemed to have rendered or are able to render significant services to us, and who have contributed or have the potential to contribute to our success.  Incentive stock options may only be awarded to individuals who are our employees at the time of grant.  However, an award may be granted in connection with an individual’s hiring or retention, at any time on or after the date he or she reaches an agreement with us.

Share reserve.  The plan reserves 1,500,000 ordinary shares to be granted as awards.  The total number of ordinary shares available for issuance under the plan is subject to the adjustment in the event of any merger, reorganization stock split, reverse stock split, stock dividend payable on our ordinary shares, combination or exchange of shares, or other extraordinary event resulting in a change of our shares as a whole.

Options.  Under the plan our compensation committee may award stock options that are intended to qualify as “incentive stock options” within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, as well as those not intended to be so qualified.  Our compensation committee will fix the term of each stock option.  However, incentive stock options may be granted only within the ten-year period commencing from the effective date of the plan, and may only be exercised within ten years from the date of the grant, or five years from the date of the grant in the case of a participant who at the time the stock option is granted owns more than 10% of the total combined voting power of all of our classes of voting securities.  The exercise price of stock options granted under the plan will be determined by our compensation committee at the time of the grant, but in no event will the price be less than the market price of any share of common stock.  The number of shares covered by incentive stock options which become exercisable for the first time by participants in any year cannot have an aggregate fair market value in excess of US$100,000, measured at the date of the grant.  Payment of the exercise price may be made in cash, in shares of our ordinary shares owned by the participant, in a combination of the two, or otherwise, as reflected in the applicable award agreement.  Unless otherwise provided in the grant of a stock option, if a participant’s employment with us or any of our subsidiaries is terminated for any reason other than due to death or disability, the participant’s stock option will automatically terminate.  In addition, if a holder’s employment with us is terminated for cause, the compensation committee may require this holder to return to us the economic value of any shares realized by that holder during the six month period prior to the holder’s termination.  However, if the participant’s employment is terminated without cause or due to retirement on or after the age of 65, then the portion of his or her stock option which has vested as of the date of termination may be exercised: for three months after termination or for the balance of the stock option’s exercise period, whichever is shorter; or for a greater or lesser period as may be specified by the compensation committee in the grant.

Stock appreciation rights.  Under the plan, our compensation committee may grant stock appreciation rights to participants who have received or are receiving stock options.  A stock appreciation right entitles the holder to surrender to us all or a portion of a stock option in exchange for a number of shares of our ordinary shares determined by multiplying the excess of the fair market value per share of our ordinary shares on the exercise date over the exercise price per share by the number of shares subject to the stock option and then dividing it by the fair market value of the ordinary shares on the date the stock appreciation right is exercised

Restricted stock.  Our compensation committee may award shares of our ordinary shares which are subject to restrictions as the compensation committee may determine in addition to, or in lieu of, other awards granted to participants under the plan.  The compensation committee will determine at the time of the award, the period during which the award may be subject to forfeiture and the vesting schedule of the shares under the award.  A participant will have the right to vote the restricted stock granted to him and to receive dividend payments distributed on the shares in the form of cash or cash equivalents.

Deferred stock.  Our compensation committee may award shares of our ordinary shares to be received at the end of a specified deferral period and upon satisfaction of any other applicable restrictions, terms and conditions provided for in the grant of the award.  Any deferred stock that does not vest will be forfeited.  A participant will not have any rights as a stockholder by virtue of the award of deferred stock until the expiration of the applicable deferral period and the issuance and delivery of a stock certificate evidencing the award of the deferred stock.  A participant may request that the compensation committee defer issuance of an award of deferred shares for an additional specified period, subject to certain conditions.

Stock reload options.  Our compensation committee may grant to a participant an option covering a number of shares up to the amount of shares of our ordinary shares held by the participant for at least six months, which is used to pay all or part of the exercise price of an option, and any shares withheld by us as payment for withholding taxes.  Any stock reload option will have an exercise price equal to the fair market value of our ordinary shares as of the date of the exercise of the stock option to which it is related.  Unless otherwise provided in the stock reload option grant, a stock reload option may be exercised commencing one year after it is granted and will expire on the date of expiration of the stock option to which the reload option is related.

Other stock-based awards.  Our compensation committee may award other stock-based awards, subject to limitations under applicable law, in addition to, or in lieu of, other awards granted to participants under the plan.  These other stock-based awards are payable in, valued in, or otherwise based on, or related to, our ordinary shares.  These other stock-based awards may be in the form of the right to purchase our ordinary shares which are not subject to any restrictions or conditions, convertible or exchangeable debentures or other rights convertible into shares of our ordinary shares, as well as awards valued by reference to the value of securities of, or the performance of, one of our subsidiaries.

Change of control and accelerated vesting.  Our 2006 Performance Equity Plan provides that in the event of a change of control event, as described in the plan, not approved by our board, the vesting periods with respect to options and awards granted and outstanding under the plan shall become fully vested and exercisable.  Where such change of control event is approved by our board, the compensation committee may (i) accelerate the vesting of any and all stock options and other awards granted and outstanding under the plan or (ii) require a holder of any award granted under the plan to relinquish the award to us upon payment by us to the holder of cash in an amount equal to the fair market value of the award for ordinary shares, or the difference between the fair market value of the award and the award’s exercise price (if lower than the fair market value) for options or stock appreciation rights, or US$0.01 per share for awards that are out-of-the money.

Transferability.  With respect to the transferability of stock options, except as expressly provided in the plan, expressly provided in the award agreement or in certain limited circumstances, the right to exercise stock options, receive restricted stock after the expiration of the restriction period or deferred stock after the expiration of the deferral period, receive payment under other stock-based awards, or exercise a stock appreciation right cannot be transferred except by will or the laws of descent and distribution.  However, with the approval of the compensation committee, a participant may transfer a stock option under certain limited circumstances.

Amendment and Termination.  The plan will terminate when there are no awards outstanding and when no further awards may be granted, provided that incentive options may only be granted until December 13, 2015.  Our board has the right to amend, suspend or discontinue any provision of the plan, provided that the action may not adversely affect awards previously granted between a participant and us without the participant’s consent.

EMPLOYMENT AGREEMENTS

We have entered into employment agreements with each of Messrs. Chih Cheung, Weidong Hong, Shuo Zeng and Remington Hu.  Compensation of our executives comprise salaries and bonuses, including equity bonuses.  They are also provided regular benefits in accordance with PRC laws and regulations.  In addition, if the employment of an executive is terminated by us without cause, the executive is entitled to US$300,000 and other benefits throughout the term of the agreement.  All of our independent directors are compensated for attending board and committee meetings, including cash, reimbursement of costs and 750 ordinary shares per board meeting, maximum 3,000 shares per annum.  Our employment agreements with independent directors can be terminated with or without cause.

C. Board Practices.

TERMS OF DIRECTORS AND EXECUTIVE OFFICERS

Our board consists of seven directors.  Our directors are not subject to a term of office limitation, and hold office until the next annual meeting of members or until such director’s earlier resignation, removal from office, death or incapacity.  Any vacancy on our board resulting from death, resignation, removal or other cause, and any newly created directorship resulting from any increase in the authorized number of directors between meetings of members, may be filled either by the affirmative vote of a majority of all the directors then in office (even if less than a quorum) or by a resolution of members.

Our officers are appointed by our board.  The officers shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors.  Any vacancy occurring in any office may be filled by resolution of directors.

INDEPENDENCE OF DIRECTORS

We have elected to follow the rules of NASDAQ to determine whether a director is independent.  Our board will also consult with counsel to ensure that our board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors.  The NASDAQ listing standards define an “independent director” generally as a person, other than an officer of the Company, who does not have a relationship with the Company that would interfere with the director’s exercise of independent judgment.  Consistent with these considerations, our board has affirmatively determined that, Messrs.  Li Liao, Chi Wei Joong, Henry Wang and Lawrence Yeung are our independent directors.

BOARD COMMITTEES

Our board has established an audit committee, a nominating committee and a compensation committee.

Audit Committee

Our audit committee consists of Messrs. Lawrence Yeung, Chi Wei Joong and Li Liao.  Our board has determined that all of our audit committee members are independent directors within the meaning of NASDAQ Marketplace Rule 4200(a)(15), and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Securities and Exchange Act of 1934, as amended, or the Exchange Act.

Our board has determined that each of Messrs. Yeung, Joong and Liao has an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with our financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as our financial statements, an understanding of internal controls and procedures for financial reporting, and an understanding of audit committee functions.

Our board believes that Mr. Joong qualifies as an “audit committee financial expert” within the meaning of all applicable rules.  Our board believes that Mr. Joong has financial expertise from his degrees in business, his activities as a Chief Executive Officer and Chief Financial Officer of various companies, and his consulting activities in the areas of accounting, corporate finance, capital formation and corporate financial analysis.

We adopted an audit committee charter under which the committee is responsible for reviewing the scope, planning and staffing of the audit and preparation of the financial statements.  This includes consultation with management, the auditors and other consultants and professionals involved in the preparation of the financial statements and reports.  The committee is responsible for performing oversight of relationship with our independent auditors.  The committee also has a general compliance oversight role in assuring that our directors, officers and management comply with our code of ethics, reviewing and approving of related party transactions, dealing with complaints regarding accounting, internal controls and auditing matters, and complying with accounting and legal requirements applicable to us.

Pursuant to the terms of its charter, the audit committee’s responsibilities include, among other things:

•	annually reviewing and reassessing the adequacy of the committee’s formal charter;

•	reviewing our annual audited financial statements with our management and our independent auditors and the adequacy of our internal accounting controls;

•	reviewing analyses prepared by management and independent auditors concerning significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•	the engagement of the independent auditors;

•	reviewing the independence of the independent auditors;

•
reviewing our auditing and accounting principles and practices with the independent auditors, and reviewing major changes to our auditing and accounting principles and practices as suggested by the independent auditors or our management;

•	the appointment of the independent auditors to our board, which firm is ultimately accountable to the audit committee and our board;

•	approving professional services provided by the independent auditors, including the range of audit and non-audit fees; and

•	reviewing all related party transactions on an ongoing basis for potential conflicts of interest.

The audit committee will pre-approve the services to be provided by our independent auditors going forward.  The audit committee also will also review and recommend to the board of directors whether or not to approve transactions between us and any officer or director that occurs outside the ordinary course of business.

Compensation Committee

Our compensation committee consists of Messrs. Chi Wei Joong and Li Liao, each of whom is an “independent director” as that term is used in the NASDAQ corporate governance rules.  Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers.  The responsibilities of our compensation committee include, among other things:

•	reviewing and recommending to the board with respect to the total compensation package for our executive officers;

•	reviewing and recommending to the board with respect to the compensation of our directors;

•
reviewing periodically and recommending to the board with respect to any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and administer our stock option plans, including authority to make and modify awards under such plans.  Currently, our only stock option plan is the 2006 Performance Equity Plan.

Nominating Committee

Our nominating committee consists of Messrs. Chi Wei Joong and Li Liao.  The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board.  The nominating committee will identify, evaluate and recommend candidates to become members of our board with the goal of creating a balance of knowledge and experience.

The committee will also consider suggestions from individual shareholders, based upon its assessment of certain criteria, including the proposed person’s merits.  The suggested nominee must provide a statement of consent to being considered for nomination.

D. Employees.

We had 217, 612 and 1,674 employees as of December 31, 2005, 2006 and 2007, respectively.  The following table sets forth our employees as of December 31, 2007 based on functional area.
Category	Number of Employees
Project development and implementation	1077
Research and development	35
Sales and marketing	344
General and administrative	218
Total	1,674

We pay our sales staff a combination of salaries and sales commissions, and sales commissions represent a significant portion of the total compensation they receive.  We pay salaries to all other employees, which are supplemented by periodic cash bonuses that are generally based on performance.  We also contribute to social insurance for our employees each month, which includes pension, medical insurance, unemployment insurance, occupational injuries insurance and housing providence fund in accordance with PRC regulations.  Our compensation and benefits packages are competitive in the industry.  Our employees are not represented by any collective bargaining agreement and we have never experienced any strike or similar work stoppage.  We consider our relations with our employees to be good.

We invest significant resources in the training and development of our employees.  We require our employees to participate in our various internal training programs.  Through these programs, we help ensure that each entry-level employee acquires the necessary skills to execute its duties and other employees continue to maintain and improve their current skill-sets.  In addition to trainings on technical skills and development, we also provide training programs that cover topics ranging from our clients, our market and the financial services industry in general.

E.           Share ownership.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2007, by:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares(1)
Directors and executive officers:
Chih T. Cheung(2)(3) Chairman of the Board	216,000	1.3%
Weidong Hong(2)(3)(4) CEO and Director	2,252,090	13.6%
Shuo Zeng(2)(3) (5) COO and Director	816,360	4.9%
Li Liao(3) Director	0	0%
Lawrence Cheung(3) Director	0	0%
Chi Wei Joong(3) Director	0	0%
Henry Wang(3) Director	0	0%
Remington Hu CFO	0	0%

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares(1)
Directors and executive officers:
Directors and officers as a group (eight persons)(4)	3,284,450	19.8%

Principal shareholders:
Sihitech Company Limited(6)	2,252,090	13.6%
Profit Loyal Consultants Limited(7)	849,752	5.1%
Scott A. Fine(8)	1,205,173	7.3%
Peter J. Richards(8)	1,205,173	7.3%
Philip J. Hempleman(9)	1,030,000	6.2%
______________________________
(1)	Beneficial ownership and percentage has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, based on 16,610,853 shares outstanding.

(2)	The business address of the person is c/o 3rd Floor, Tower B, Finance & Trust Building, No. 5 Anding Road, Chaoyang District, Beijing PRC.

(3)
Each of these persons directly or indirectly is a party to or benefits from a voting agreement covering 5,694,320 shares of Yucheng voting stock representing 34.3% thereof, in respect of the nomination, election and removal of directors.

(4)
Includes 675,807 shares held by Mr. Hong’s spouse.  Represents shares held through Sihitech Company Limited, a BVI company owned by Mr. Hong and his spouse, of which Mr. Hong has voting and dispositive authority.

(5)	Represents shares held through Elite Concord International Limited, a BVI company owned by Mr. Zeng, of which Mr. Zeng has voting and dispositive authority.

(6)
A BVI company owned by Mr. Hong and his spouse, of which Mr. Hong has voting and dispositive authority.  The business address of Sihitech Company Limited is TrustNet Chambers, P.O. Box 3444, Roadtown Tortola, British Virgin Islands.

(7)
A BVI company owned Ms. Gehua Ma, of which Ms. Ma has voting and dispositive authority.  The address of Profit Loyal Consultants Limited is TrustNet Chambers, P.O. Box 3444, Roadtown Tortola, British Virgin Islands.

(8)
Messrs. Fine and Richards, as members, direct the operations of Empire GP, L.L.C. and Empire Capital Management, L.L.C.  Empire GP is the general partner of Empire Capital Partners, L.P, which directly owned 524,889 shares.  Empire Capital Management manages the Empire Overseas Fund and the Charter Oak Funds, which in aggregate owned 680,284 shares.  The information is derived from a Schedule 13G filed by such entities with the SEC on February 13, 2008.

(9)
Mr. Hempleman is the managing partner of Ardsley Advisory Partners and Ardsley Partners and in that capacity directs their operations.  Ardsley Advisory Partners is the investment manager of Ardsley Offshore Fund Ltd. and the investment advisor of certain managed accounts.  It is also the investment advisor of Ardsley Partners Fund II, L.P. and Ardsley Partners Institutional Fund, L.P.  Ardsley Partners is the general partner of Ardsley Partners Fund II, L.P. and Ardsley Partners Institutional Fund, L.P.  Ardsley Partners Fund beneficially owned 427,600 of our shares.  Ardsley Partners Institutional Fund, L.P.  beneficially owned 267,000 of our shares.  Ardsley Offshore Fund Ltd. owned 293,600 of our shares.  Ardsley Advisory Partners beneficially owned 1,000,000 of our shares.  Ardsley Partners beneficially owned 694,600 of our shares.  The address of Ardsley Offshore Fund Ltd. is Romasco Place, Wickhams Cay, Roadtown Tortola, British Virgin Islands.  The address of all other parties is 262 Harbor Drive, Stamford, Connecticut 06902.  The information is derived from a Schedule 13G filed by such entities with the SEC on February 14, 2008.

According to Schedule 13G filed by Mr. Jack Silver on February 13, 2008, Mr. Silver beneficially  owned 187,004 shares, as compared to 1,422,500 shares he beneficially owned on January 29, 2007 as reported on our annual report for fiscal 2006.

None of the above shareholders have voting rights that differ from the voting rights of other shareholders.  We have not granted any stock options.  As of March 31, 2008, we had 2,323 shareholders on record.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major shareholders.

Please refer to Item 6.E “Directors, Senior Management and Employees — Share ownership.”

B.  Related party transactions.

REGISTRATION RIGHTS AGREEMENT

We have a registration rights agreement with the nine initial shareholders of China Unistone in respect of the 750,000 ordinary shares they hold pursuant to which the holders of the majority of the shares will be entitled to make up to two demands that we register the shares.  The holders of the majority of the shares may elect to exercise these registration rights at any time after the date on which these ordinary shares are released from escrow.  In addition, these shareholders have certain “piggy-back” registration rights on registration statements filed subsequent to the date on which these shares of common stock are released from escrow.  We will bear the expenses incurred in connection with the filing of any such registration statements.

VOTING AGREEMENT

Eight of our principal shareholders, including our Chairman, Mr. Chih Cheung, our Chief Executive Officer, Mr. Weidong Hong, and our Chief Operating Officer, Mr. Shuo Zeng, which in aggregate control 34.3% of our total issued and outstanding shares as of December 31, 2007, have entered into a voting agreement whereby they agree to vote, for a period of three years ending November 24, 2009 or until the voting agreement is terminated by the unanimous written agreement of all parties to the voting agreement, all of their respective shares held during the term of the agreement for six directors nominated by the selling shareholders of Sihitech BVI and e-Channels BVI and three directors nominated by our Chairman Mr. Cheung and Mr. James Li, one of the eight shareholders.  The parties to the voting agreement have also agreed not to take any action that would change the number of directors or the process of nomination, election or removal of directors as set forth in our Articles of Association and Memorandum of Association, unless they agree unanimously on such action.  As a result, these individuals in effect control our board, which may also cause the current management to remain in place without opportunity for the other shareholders to effectuate change.  Each of the parties to the agreement disclaim that they are part of a group for purposes of Section 13(d) of the Exchange Act.

CASH ADVANCES AND BORROWINGS WITH RELATED PARTIES

In 2005 and 2006, we made cash advances to, and borrowed from certain related parties, including our executive officers and affiliated entities.  These transactions had no fixed terms and were non-interest bearing and payable on demand.  We did not In compliance with the provisions of the Sarbanes-Oxley Act of 2002, we, neither directly nor indirectly nor through any subsidiary, will make loans, extend credit, maintain credit or arrange for the extension of credit or renew an extension of credit in the form of a personal loan to or for any director or executive officer of the Company in the future.  Moreover, we have adopted an audit committee charter that requires our audit committee to review and approve all related party transactions, assure compliance with the Company’s code of ethics and monitor and discuss with the auditors and outside counsel policies and compliance with applicable accounting and legal standards and requirements.

Cash advances made to and borrowings with our executives

We have made cash advances to Mr. Weidong Hong, our Chief Executive Officer and principal shareholder and Mr. Shuo Zeng, our Chief Operating Officer and principal shareholder.  In 2005, we received borrowings and payments from, and made cash advances and repayments to, the two executives an aggregate of RMB0.6 million and RMB3.5 million, respectively.  The net balance due from the two executives as of December 31, 2005 was RMB2.6 million.  In 2006, we received borrowings and payments from, and made cash advances and repayments to, the two executives an aggregate of RMB1.1 million and RMB3.6 million, respectively.  The net balance due from the two executives as of December 31, 2006 was RMB0.4 million.  In 2007, we received borrowings and payments from, and made cash advances and repayments to, the two executives an aggregate of approximately RMB0.3 million and RMB54,000, respectively.  There was no balance due to the two executives as of December 31, 2007.

Cash advances made to and borrowings from our affiliates

Our affiliate companies in 2005, 2006 and 2007 included the following:

•	Beijing Hengli Plastic Machinery Co., Ltd., or Hengli, a plastic mold manufacturer, in which we hold 50% interest.

•
Shanghai Sihitech Sanjian Technology Co, Ltd., or Sanjian, a software and hardware technology company, in which we held 50% interest.  Sanjian was closed on December 20, 2007 due to business considerations.

•
Beijing Sihitech Shuyi Technology Co., Ltd., or Shuyi, in which we held 35% interest.  All of the shareholders of Shuyi agreed to transfer their ownership interests in Shuyi to other individuals on December 12, 2005.

In 2005, we received borrowings and payments from, and made cash advances and repayments to, the three affiliated companies an aggregate of RMB0.5 million and RMB1.4 million, respectively.  The net balance due to the three affiliates as of December 31, 2005 was RMB1.4 million.  In 2006, we received no borrowings and payments from the two remaining affiliated companies, Sanjian and Hengli, and made cash advances and repayments to the two affiliated companies an aggregate of RMB0.5 million.  The net balance due to the two affiliated companies as of December 31, 2006 was RMB0.9 million.  In 2007, we received no borrowings and payments from the remaining affiliated company, Hengli, and made cash advances and repayments to Hengli an aggregate of approximately RMB69,000.  There was no balance due to Hengli and RMB0.9 million due from Sanjian as of December 31, 2007.

C.  Interests of experts and counsel.

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

A.  Consolidated statements and other financial information.

We have appended consolidated financial statements filed as part of this annual report.  See “Item 18. Financial Statements.”

LEGAL PROCEEDINGS

We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.  Other than the legal proceeding described below, we are neither currently a party to, nor are we aware of, any legal proceeding, investigation or claim that is likely to have a material adverse effect on our business, financial condition or results of operations.

On August 21, 2007, a suit was filed in the San Diego Superior Court against China Unistone, Beijing Sihitech, and Chih T. Cheung.  Plaintiff added the Company as a Doe defendant on February 22, 2008.  In this suit, the plaintiff has alleged breach of an oral contract regarding a finder's fee.  Specifically, the plaintiff has alleged (1) breach of an oral contract as against all defendants; (2) specific performance as to China Unistone, Mr. Cheung and the Company; (3) constructive trust as to China Unistone and the Company; and (4) fraud as against China Unistone, Mr. Cheung and the Company.  The plaintiff seeks general damages of US$109,275 cash and the issuance of 150,179 shares of the Company (the pled successor in interest to China Unistone), and the payment of 4% of any future compensation that Beijing Sihitech and its shareholders are entitled to receive as a result of the Company's acquisition of Beijing Sihitech.  The court has granted our motion to remove China Unistone as defendant as it is no longer an existing entity.  The lawsuit is still in its initial stages and it is not possible to reliably predict the outcome of this litigation.  The Company and the other defendants intend to vigorously defend against the claims asserted.

On March 21, 2007, the same plaintiff as in the San Diego Superior Court action discussed above filed a nearly identical action in the United States District Court for the Southern District of California.  On motion by the Company, the Court dismissed the action in its entirety due to lack of subject matter jurisdiction.

DIVIDEND POLICY

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future.  We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors may, by resolution, authorize payment of dividends if the directors are satisfied, on reasonable grounds, we will, immediately after the distribution of dividends, satisfy the solvency test as stipulated in Section 56 of the BVI Business Companies Act.  Even if our board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board may deem relevant.

Our ability to pay dividends depends substantially on the payment of dividends to us by our PRC subsidiaries.  In particular, each of our PRC subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in China.  Moreover, pursuant to applicable PRC laws and regulations, 10% of after-tax profits of each of our consolidated PRC entities is required to be set aside in a statutory surplus reserve fund annually until the reserve balance reaches 50% of such PRC entity’s registered capital.  As of December 31, 2007, the accumulated balance of our statutory reserve funds amounted to RMB24.8 million (US$3.4 million), and the accumulated profits of our consolidated PRC entities that were available for dividend distribution amounted to RMB89.2 million (US$12.2 million).  Our restricted reserves are not distributable as cash dividends.  Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends.  Furthermore, if any of our subsidiaries and consolidated variable interest entities incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

Under the New EIT Law and its implementation rules issued by the PRC State Council, both of which became effective on January 1, 2008, dividends from our PRC subsidiaries to us may be subject to a withholding tax at the rate of 10% if such dividend is derived from profits generated after January 1, 2008.  If we are deemed to be a PRC resident enterprise, the withholding tax may be exempted, but in such a case we will be subject to a 25% tax on our global income, and our non-PRC investors may be subject to PRC income tax withholding.  See “Item 10. Additional Information — E. Taxation — PRC Taxation”.

Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.  Significant changes.

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.   THE OFFER AND LISTING

A.  Offering and listing details.

The common stock of China Unistone was quoted on the Over-The-Counter Bulletin Board, or OTCBB, under the symbol “CUAC.OB.”  China Unistone merged with and into Yucheng for the purpose of redomestication out of the United States.  From November 27, 2004 to March 13, 2007, our ordinary shares were quoted on the OTCBB under the symbol “YCHTF.OB.”  On March 14, 2007, our ordinary shares were admitted for listing on the NASDAQ Global Market under the symbol “YTEC.”

The following table sets forth the historical high and low trading prices for our ordinary shares, and those for the common stock of China Unistone, for the periods indicated.  The OTCBB market quotations reported below reflect inter-dealer prices, without markup, markdown or commissions and may not represent actual transactions.

	The OTCBB Price Per Common Stock		The NASDAQ Global Market Price Per Share
	High	Low	High	Low
	(US$)
Annual Market Prices
Year 2004 (from November 24, 2004)	5.20	4.78	N/A	N/A
Year 2005	6.75	0.98	N/A	N/A
Year 2006	8.85	5.35	N/A	N/A
Year 2007 (until March 13, 2007)	8.30	6.47	N/A	N/A
Year 2007 (from March 14, 2007)	N/A	N/A	17.45	7.25

Quarterly Market Prices
First Quarter 2006	8.40	6.77	N/A	N/A
Second Quarter 2006	8.85	6.25	N/A	N/A
Third Quarter 2006	7.00	5.40	N/A	N/A
Fourth Quarter 2006	7.55	5.35	N/A	N/A
First Quarter 2007 (until March 13, 2007)	8.30	6.47	N/A	N/A
First Quarter 2007 (from March 14, 2007)	N/A	N/A	8.80	7.52
Second Quarter 2007	N/A	N/A	9.50	8.06
Third Quarter 2007	N/A	N/A	9.73	7.25
Fourth Quarter 2007	N/A	N/A	17.45	10.94
First Quarter 2008	N/A	N/A	18.13	11.76

Monthly Market Prices
November 2007	N/A	N/A	14.10	10.94
December 2007	N/A	N/A	14.50	12.99
January 2008	N/A	N/A	14.18	11.76
February 2008	N/A	N/A	18.13	15.04
March 2008	N/A	N/A	17.77	13.85
April 2008	N/A	N/A	17.50	15.05

On April 30, 2008, the closing price of our ordinary shares was US$15.10 per share.

B.    Plan of distribution.

Not applicable

C.    Markets.

See Item 9.A above.

D.    Selling shareholders.

Not applicable.

E.    Dilution.

Not applicable.

F.    Expenses of the issue.

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.   Share capital.

Not applicable.

B.   Memorandum and articles of association.

SUMMARY OF MEMORANDUM AND ARTICLES OF ASSOCIATION

Charter

Our charter documents consist of our Memorandum of Association and Articles of Association.  The Memorandum of Association and the Articles of Association loosely resemble the articles of incorporation and the bylaws, respectively, of a corporation incorporated in a state in the United States.  We may amend our Memorandum of Association and Articles of Association by a resolution of our shareholders or by a resolution of our directors.  This description and summary does not purport to be complete and does not address all differences between BVI corporate laws and those in the United States.  Copies of our Memorandum of Association and Articles of Association have been filed as exhibits to our initial registration statement on Form S-4 (file number 333-132814).

Corporate Powers

Yucheng was first incorporated as a company under the International Business Companies Act, 1984, or the IBC Act, on November 17, 2005 and became subject to the BVI Business Companies Act, 2004 on January 1, 2007 when the BVI Business Companies Act, 2004 replaced the IBC Act.  Our Memorandum of Association and Articles of Association state that the Company can carry out any object not prohibited by the laws of the BVI.

Directors

The directors may fix their compensation for services rendered to us.

By a resolution of directors, the directors may exercise all our powers to borrow money, mortgage our property, issue debentures, and issue stock or other securities for any debt, liability or obligation given by us.

A director may resign or retire from our board at any time.  The director must give one month written notice of his resignation to us.  Directors hold office until the next annual meeting of members or until such director’s earlier resignation, removal from office, death or incapacity.  We currently do not have a staggered election of directors.

The shareholding qualification for directors may be fixed and varied by a resolution of members and, unless it is fixed, no shareholding qualification is required.  A director must be an individual.

To the fullest extent permitted by the BVI Business Companies Act, 2004, none of our directors shall be personally liable to the Company or its shareholders for or with respect to any acts or omissions in the performance of his or her duties as a director of the Company.

Rights of Shares

We are authorized to issue 60,000,000 ordinary shares.  The ordinary shares have one vote each, are subject to purchase or acquisition by us for fair value and have the same rights with regard to dividends and distributions upon our liquidation.  We are also authorized to issue 1,000,000 preferred shares in one series of no par value.  The directors are authorized to issue the preferred shares and to fix the rights and preferences attached to the preferred shares.

Meetings

An annual meeting of members must be held each year at such date and time as may be determined by the directors, but no later than one year after the end of our fiscal year pursuant to relevant NASDAQ rules.  Special meetings of members may be called by the directors pursuant to a resolution of directors to that effect or upon the written request of members holding more than 50 percent of the votes of our outstanding voting shares.  No less than seven days’ notice of meetings is required to be given to members.

A meeting of members may be called on short notice if members holding not less than 90 percent of the total number of shares entitled to vote on all matters to be considered at the meeting, or 90 percent of the votes of each class or series of shares where members are entitled to vote thereon as a class or series together with not less than a 90 percent majority of the remaining votes, have agreed to a short notice of the meeting, or if all members holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice of the meeting and for this purpose presence at the meeting shall be deemed to constitute waiver.

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

A meeting of members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 percent of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting.

Limitations on Ownership of Securities

There are no limitations on the right of nonresidents or foreign persons to own our securities imposed by BVI law or by our Memorandum and Articles of Association.

Change in Control of Company

There are no provisions in our Memorandum and Articles of Association that would operate only to delay, defer or prevent a change of control of our company.  However, the board of directors has the power to issue preferred shares with such rights attaching to them as they decide and this power could be used in a manner that would delay, defer or prevent a change of control of our company.

Ownership Threshold

There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Changes in Capital

Subject to the provisions of the BVI Business Companies Act, 2004, we may, by a resolution of directors or members, amend our Memorandum and Articles of Association to increase or decrease the number of shares authorized to be issued.  The directors of a company may, by resolution, authorize a distribution (including a capital distribution) by their company at a time, of an amount, and to any members they think fit if they are satisfied, on reasonable grounds, that the company will, immediately after the distribution, satisfy the solvency test.  The solvency test is satisfied if the value of the company’s assets exceeds its liabilities, and the company is able to pay its debts as they fall due.

DIFFERENCES IN CORPORATE LAW

The companies law of the BVI differs from laws applicable to U.S. corporations and their shareholders.  Set forth below is a summary of the significant differences between the provisions of the companies law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Protection for minority shareholders

Under the laws of most U.S. jurisdictions, majority and controlling shareholders of a company generally have certain “fiduciary” responsibilities to the minority shareholders.  Corporate actions taken by majority and controlling shareholders which are unreasonable and materially detrimental to the interests of minority shareholders may be declared null and void.  Minority shareholders may have less protection for their rights under BVI law than they would have under U.S. law.

Powers of directors

Unlike most U.S. jurisdictions, the directors of a BVI company, subject in certain cases to court’s approvals but without shareholders’ approval, may implement the sale, transfer, exchange or disposition of any asset, property, part of the business, or securities of the company, with the exception that shareholder approval is required for the disposition of over 50% in the value of the total assets of the company.

Conflict of interests

Similar to the laws of most U.S. jurisdictions, when a director becomes aware of the fact that he has an interest in a transaction which the company is to enter into, he must disclose it to our board.  However, with sufficient disclosure of interest in relation to that transaction, the director who is interested in a transaction entered into or to be entered into by the Company may (i) vote on a matter relating to the transaction; (ii) attend a meeting of directors at which a matter relating to the transaction arises and be included in the quorum; and (iii) sign a document on behalf of the company, or do any other thing in his capacity as a director, that relates to the transaction.

Written consent and cumulative voting

Similar to the laws of most U.S. jurisdictions, under the BVI law, shareholders are permitted to approve matters by way of written resolution in place of a formal meeting.  BVI law does not make a specific reference to cumulative voting, and our current Memorandum and Articles of Association have no provision authorizing cumulative voting.

Independent directors

There is no requirement for a majority of the directors of the company to be independent as a matter of BVI law.

Redemption

Our shares are not redeemable at the shareholders’ option.  We may redeem our shares only with the consent of the shareholders whose shares are to be redeemed, except that the consent from the shareholders is not needed under the circumstances of (i) the compulsory redemption with respect to fractional shares held by our shareholders in the circumstance of share division and (ii) the compulsory redemption, at the request of the shareholders holding 90% of the votes of the outstanding shares entitled to vote, of the remaining issued shares.

Takeover provisions

The Memorandum and Articles of Association of our company does not alter the general provisions of BVI law and therefore measures such as a “poison pill” would have to be in place before a takeover offer, as, if not, the directors could be seen as exercising their powers for an improper purpose in trying to introduce such a measure.

Furthermore, the creation of additional class of shares would require an amendment to the Memorandum and Articles of Association of our company.  This can only be done by a resolution of shareholders or a resolution of directors.  The directors do not however, have the power to amend the memorandum and articles to (a) restrict the rights or powers of the members to amend the memorandum or articles, (b) to change the percentage of members required to pass a resolution to amend the memorandum and articles, or (c) in circumstances where the memorandum or articles cannot be amended by the members.  The introduction of a poison pill would require an amendment to the Memorandum and Articles of Association of our company which may only be done by way of shareholder resolution.

Shareholder’s access to corporate records

A shareholder is entitled, on giving written notice to the company, to inspect the company’s (i) Memorandum and Articles of Association; (ii) register of members; (iii) register of directors; and (iv) minutes of meetings and resolutions of members and of those classes of members of which the shareholder is a member.

The directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document listed above (or any part thereof), refuse the member to inspect the document or limit the inspection of the document.  Our board may also authorize a member to review the company account if requested.

Indemnification

Under our Memorandum and Articles of Association, we may indemnify our directors or any person who is or was, at the request of the company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise against expenses (including legal fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with legal, administrative or investigative proceedings to which they are a party or are threatened to be made a party by reason of their acting as our directors or agents.  To be entitled to indemnification, these persons must have acted honestly and in good faith and in the best interest of the company, and they must have had no reasonable cause to believe their conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Mergers and similar arrangements

Under the laws of the BVI, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Business Companies Act, 2004.  A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company.  In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders.

While a director may vote on the plan even if he has a financial interest in the plan of merger of consolidation, in order for the resolution to be valid, the interest must have been disclosed to our board forthwith upon him becoming aware of such interest.  The transaction will not be avoidable if the shareholders approve or ratify it.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment.  In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company, but may receive debt obligations or other securities of the surviving or consolidated company, or other assets, or a combination thereof.  Furthermore, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset.  As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI.

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) and a consolidation.  A shareholder properly exercising his dissent rights is entitled to payment of the fair value of their shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder.  If the merger or consolidation is approved by the shareholders, the company must within 20 days give notice of this fact to each shareholder who gave written objection, and to each shareholder who did not receive notice of the meeting.  Such shareholders then have 20 days to give to the company their written election in the form specified by the BVI Business Companies Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any rights of a shareholder except the right to be paid the fair value of his shares.  As such, the merger or consolidation may proceed in the ordinary course notwithstanding the dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price that the company determines to be their fair value.  The company and the shareholders then have 30 days to agree upon the price.  If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall each designate an appraiser and these two appraisers shall designate a third appraiser.  These three appraisers shall fix the fair value of the shares as of the close of business on the day before the shareholders approved the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ suits

Similar to the laws of most U.S. jurisdictions, BVI law permits derivative actions against its directors.  However, the circumstances under which such actions may be brought, and the procedures and defenses available may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company incorporated and/or existing in the United States.

We are not aware of any reported class action having been brought in a BVI court.  Reported derivative actions have been brought but unsuccessfully for technical reasons.  The court of the BVI may, on the application of a shareholder of a company, grant leave to that shareholder to bring proceedings in the name and on behalf of that company, or intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company.  In determining whether to grant leave, the High Court of the BVI must take into account (i) whether the shareholder is acting in good faith; (ii) whether the derivative action is in the interests of the company taking account of the views of the company’s directors on commercial matters; (iii) whether the proceedings are likely to succeed; (iv) the costs of the proceedings in relation to the relief likely to be obtained; and (v) whether an alternative remedy to the derivative claim is available.

Leave to bring or intervene in proceedings may be granted only if the High Court of the BVI is satisfied that (i) the company does not intend to bring, diligently continue or defend, or discontinue the proceedings, as the case may be; or (ii) it is in the interests of the company that the conduct of the proceedings should not be left to the directors or to the determination of the shareholders as a whole.

In determining whether to grant leave to a shareholder in these circumstances, the BVI Court must take the following matters into account:

(a)   whether the member is acting in good faith;

(b)   whether the derivative action is in the interests of the company taking account of the views of the company’s directors on commercial matters;

(c)   whether the proceedings are likely to succeed;

(d)   the costs of the proceedings  in relation to the relief likely to be obtained; and

(e)   whether an alternative remedy to the derivative claim is available.

C.  Material contracts.

We have not entered into any material contracts related to our business operations other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” and in “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report.

D.  Exchange controls.

BRITISH VIRGIN ISLANDS

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our ordinary or preferred shares or on the conduct of its operations in the BVI, where we were incorporated.  There are no material BVI laws which impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of its ordinary or preferred shares.  BVI law and our Memorandum and Articles of Association impose no material limitations on the right of nonresidents or foreign owners to hold or vote our ordinary or preferred shares.

CHINA

For exchange controls in China, see “Item 4. Information on the Company — B. Business overview — Regulation — Regulations on foreign exchange.”

E.  Taxation.

BRITISH VIRGIN ISLANDS TAXATION

Under the present laws of the BVI, there are no applicable taxes on our profits or income.  There are no taxes on profits, income, nor are there any capital gains tax, estate duty or inheritance taxes applicable to any ordinary shares held by nonresidents of the BVI.  In addition, there is no stamp duty or similar duty on the issuance, transfer or redemption of the ordinary shares as the Company does not hold any interest in land in the BVI.  Dividends remitted to the holders of ordinary shares resident outside the BVI will not be subject to withholding tax in the BVI.

European Union Directive on the Taxation of Savings Income (Directive 2003/48/EC)

The European Union has formally adopted a new Directive regarding the taxation of savings income, or the EU Savings Tax Directive.  Since July 1, 2005, member states are required to provide to the tax authorities of another member state details of payments of interest and other similar income paid by a person within its jurisdiction to or for an individual resident in that other member state, except that Austria, Belgium and Luxembourg instead impose a withholding system for a transitional period (unless during such period they elect otherwise).

The BVI is not a member of the European Union and not within the European Union fiscal territory, but the government of the United Kingdom had requested that the Government of the BVI voluntarily apply the provisions of the EU Savings Tax Directive.  The Mutual Legal Assistance (Tax Matters) (Amendment) Act introduces a withholding tax system in respect of payments of interest, or other similar income, made to an individual beneficial owner resident in a European Union member state by a paying agent situated in the BVI.  The withholding tax system will apply for a transitional period prior to the implementation of a system of automatic communication to European Union member states of information regarding such payments.  During this transitional period, such an individual beneficial owner resident in a European Union member state will be entitled to request a paying agent not to withhold tax from such payments but instead to apply a system by which the details of such payments are communicated to the tax authorities of the European Union member state in which the beneficial owner is a resident.

No stamp duty is payable in the BVI in respect of instruments relating to transactions involving our company as our company does not hold any interest in land in the BVI.

PRC TAXATION

The New EIT Law and its implementation rules became effective on January 1, 2008.  Under the previous income tax regime, foreign investors were exempted from PRC income tax on dividends and gains realized upon liquidation of or transferring equity interest in a foreign-invested enterprise.  Under the New EIT Law and its implementation rules, we, as a BVI company with substantially all of our management located in China, may be deemed a resident enterprise for income tax purposes, in which case our global income may be subject to 25% of PRC income tax, and an income tax rate of 10% will normally be applicable to dividends payable to our non-PRC investors, and gains realized on our liquidation or the transfer of our shares by our non-PRC investors, if such income or gain is derived from sources within China.  According to a notice issued by the PRC State Council, dividend from profits generated before January 1, 2008 will still be exempt from such taxation.  However, it is currently uncertain whether we may be deemed a resident enterprise, or how to interpret whether any income or gain is derived from sources within China.  See “Item 3. Key information ─ D. Risk factors ─ Risks related to doing business in China ─ We may be treated as a resident enterprise for PRC tax purposes under the New EIT Law and we may therefore be subject to PRC income tax for any dividends we receive from our subsidiaries, which may materially and adversely affect the amount of dividends we must pay to our shareholders.” and “Item 3. Key information ─ D. Risk factors ─ Risks related to doing business in China ─ Dividends payable by us to our non-PRC shareholders, and gains on the sales of our ordinary shares, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment.”  If we are not deemed a resident enterprise, then dividends payable to our non-PRC investors, and gains realized on our liquidation or the transfer of our shares by our non-PRC investors will not be subject to PRC income tax withholding.

UNITED STATES FEDERAL TAXATION

The following is a discussion of the material U.S. federal tax consequences of purchasing, owning and disposing of shares by U.S. Holders (as described below), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire the securities.

The discussion applies to investors in shares that hold the shares as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding shares as part of a hedge, “straddle,” integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding shares that own or are deemed to own 10% or more of our voting stock; or

•	persons who hold the shares in connection with a trade or business outside the United States; or

•	persons who acquired our shares pursuant to the exercise of any employee stock option or otherwise as compensation.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof.  These laws are subject to change, possibly on a retroactive basis.  Persons considering the purchase of ordinary shares should consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of shares that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation, regardless of its source.

This discussion assumes that we are not, and will not become, a passive foreign investment company, a “PFIC,” for U.S. federal income tax purposes, as described below.

Taxation of dividends

The gross amount of any distributions paid with respect to shares, other than certain pro rata distributions of shares, generally will be treated as foreign source dividend income for U.S. federal income tax purposes.  U.S. Holders will not be entitled to claim a dividends-received deduction with respect to distributions paid by us.  Dividends will be included in a U.S. Holder’s income on the date of such U.S. Holder’s receipt of the dividend.

Subject to applicable limitations, dividends received by certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15%.  Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

In the event that we are deemed to be a Chinese “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ordinary shares.  In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends not in excess of the rate allowed under the Treaty, if applicable, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability.  The rules governing the foreign tax credit are complex.  You are urged to consult your tax advisors regarding the availability of the foreign tax credit in your particular circumstances.

Taxation of capital gains

Upon sale or other disposition of the shares, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between such holder’s tax basis in the shares sold or disposed of and the amount realized on the sale or other disposition.  Such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the shares for more than one year and will generally be U.S. source gain or loss for foreign tax credit purposes.  However, in the event that we are deemed to be a Chinese “resident enterprise” under PRC tax law, gains on disposal may be subject to PRC tax.  In that event, a U.S. Holder may be eligible for the benefits of the Treaty.  Under the Treaty, if any PRC tax were to be imposed on any gain from the disposition of the shares, the gain would be treated as PRC source income.  You are urged to consult your tax advisors regarding the tax consequences if a foreign tax is imposed on gain on a disposition of our shares, including the availability of the foreign tax credit in your particular circumstances.

Passive foreign investment company rules

We believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2007.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including goodwill) from time to time, and since we have and will continue to have a significant amount of passive assets and the value of our assets may be based, in part, on the market value of our shares, which is subject to change, there can be no assurance that we will not be a PFIC for any taxable year.

In general, if we were a PFIC for any taxable year during which a U.S. Holder held shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the shares would be allocated ratably over the U.S. Holder’s holding period for the shares.  The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year.  Similar rules would apply to any distribution in respect of shares in excess of 125% of the average of the annual distributions on shares received by a U.S. Holder during the preceding three years or such holder’s holding period, whichever is shorter.  Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the shares.  U.S. Holders should consult their tax advisers to determine whether such elections are available and, if so, what the consequences of the alternative treatments would be in those holders' particular circumstances.

Information reporting and backup withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that backup withholding does not apply.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

F.    Dividends and paying agents.

Not applicable.

G.    Statement by experts.

Not applicable.

H.    Documents on display.

We have filed this annual report on Form 20-F with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act.  Statements made in this annual report as to the contents of any document referred to are not necessarily complete.  With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC.  Reports and other information which the Company filed with the SEC, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the SEC at 100 F. Street N.E., Washington, D.C. 20549.  You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the SEC, 100 F. Street N.E., Washington, D.C. 20549, at prescribed rates.  Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov.  The SEC’s telephone number is 1-800-SEC-0330.  As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.     Subsidiaries information.

Not applicable.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by bank deposits and other interest earning short-term investments.  As of December 31, 2007, we had short-term bank borrowings in the amount of RMB35 million.  Our short-term bank borrowings are subject to floating interest rates.  Assuming the principal amount of the outstanding bank borrowings remains approximately the same as of December 31, 2007, each 1% increase in applicable interest rate would add RMB0.4 million per year to our interest expenses.  On the other hand, any decrease in interest rate would reduce interest income generated from our interest-earning instruments.  We have not used any derivative financial instruments to manage our interest risk exposure.  We have not been exposed to material risks due to changes in interest rates.  However, our future interest expenses may be higher and interest income may be lower than expected due to changes in market interest rates.

FOREIGN EXCHANGE RISK

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions.  The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, the central bank of the PRC.  On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of Renminbi to the U.S. dollar.  Under this new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies.  As a result, from July 21, 2005 to April 30, 2007, the Renminbi has appreciated approximately 16% to the U.S. dollar.  While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

We use Renminbi as our reporting currency, and all of our revenues and a substantial majority of our costs are denominated in Renminbi.  However, proceeds from many of our financing activities are denominated in U.S. dollars, and certain of our costs, in particular third-party hardware and software products, are also denominated in U.S. dollars.  Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our costs and operating margins as well as our net income.  For example, to the extent that we need to convert U.S. dollars we receive from our future financing activities into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion.  Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.  We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our management has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended), or the Exchange Act, as of the end of the fiscal year covered by this report.  Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the fiscal year covered by this report, our disclosure controls and procedures were partially ineffective in providing reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  This was due to a significant deficiency that existed in the design and operation of our internal control over financial reporting that adversely affected our disclosure controls relating to the inappropriate accrual of inventories purchased.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007.  In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on our assessment, management believes that, as of December 31, 2007, the Company’s internal control over financial reporting was effective based on those criteria.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.  However, in connection with its audit of our financial statements, our independent registered public accounting firm reported a significant deficiency in our internal controls over our ability to produce financial statements free from material misstatements, namely the inappropriate accrual of inventories purchased.

We have started to formulate a program which we believe will remedy the significant deficiency described above.  We expect to review and, as appropriate, revise our accounting and management information systems software.  We also expect to increase the areas to be reviewed and discussed with the board of directors.  We will continue these efforts until we are satisfied that all significant deficiencies have been eliminated.  We expect that resolution of the above will take several months.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in our internal control over financial reporting during the year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

The board of directors believes that Mr. Chi Wei Joong, members of our audit committee, meet the criteria for an “audit committee financial expert” as established by the SEC.

Mr. Chi Wei Joong will not be deemed an “expert” for any purpose, including, without limitation, for purpose of Section 11 of the U.S. Securities Act of 1933, as amended, as a result of being designated or identified as an audit committee financial expert.  The designation or identification of Mr. Joong as an audit committee financial expert does not impose on him any duties, obligations or liabilities that are greater than the duties, obligations and liabilities imposed as a member of the audit committee and board of directors in the absence of such designation or identification.  The designation or identification of Mr. Chi Wei Joong as an audit committee financial expert does not affect the duties, obligations or liabilities of any other member of the audit committee or board of directors.

ITEM 16B.  CODE OF ETHICS.

Our board of directors adopted a code of ethics on March 20, 2006 that applies to our directors, officers and employees and to those of our subsidiaries.  A copy of the form of our code of ethics was filed as Annex G to our registration statement on Form S-4 filed with the SEC on March 29, 2006, and with effect as of November 3, 2006.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

(a)  Audit Fees.

The aggregate fees billed for 2006 and 2007 for professional services rendered by BDO McCabe Lo Limited for the audit of our annual financial statements were US$201,338 and US$120,000 respectively.

(b)  Audit — Related Fees

No fees were billed in each of the last two fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (a) of this Item 16C for 2006 and 2007, respectively.

(c)  Tax Fees

We did not enter into any engagement in 2006 or 2007 for professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

(d)  All Other Fees

No fees were billed in each of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (b) of this Item 16C for 2006 and 2007.

(e)  Audit Committee Pre-Approval Policies and Procedures.

The Audit Committee is to pre-approve all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act which are approved by the Audit Committee prior to the completion of the audit).

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

ITEM 18.  FINANCIAL STATEMENTS

The consolidated financial statements for the Company and its subsidiaries are included at the end of this annual report.

ITEM 19.  EXHIBITS

Exhibit

Number         Description

1.1	Memorandum of Association of Registrant (incorporated by reference from Registration Statement No. 333-132814 - Annex B)

1.2	Articles of Association of Registrant (incorporated by reference from Registration Statement No. 333-132814 - Annex C)

2.1	Specimen Common Stock Certificate of Registrant (incorporated by reference from Registration Statement No. 333-132814 – Exhibit 4.1)

2.2	Specimen Warrant Certificate of Registrant (incorporated by reference from Registration Statement No. 333-132814 – Exhibit 4.2)

3.1
Form of Voting Agreement among Sihitech Company Limited, Mega Capital Group Services Limited, Profit Loyal Consultants Limited, Elite Concord International Limited, China Century Holdings Group Limited, Shinning Growth Investment Group Limited, Chih Cheung, and James Li (incorporated by reference from Registration Statement No. 333-132814 – Exhibit 10.21)

4.1
Securities Purchase Agreement among Registrant, Yucheng Technologies Limited, Sihitech Company Limited, Mega Capital Group Services Limited, Profit Loyal Consultants Limited, Elite Concord International Limited, China Century Holdings Group Limited, Shinning Growth Investment Group Limited, Chih Cheung, James Li, James Preissler, for the acquisition of Ahead Billion Venture Limited, and Port Wing Development Company Limited, dated December 20, 2005 (incorporated by reference from Registration Statement No. 333-132814 – Annex A)

4.2	Amendment to Securities Purchase Agreement dated June 29, 2006 (incorporated by reference from Registration Statement No. 333-132814 - Annex A)

4.3	Amendment to Securities Purchase Agreement dated October 27, 2006 (incorporated by reference from Registration Statement No. 333-132814 - Annex A)

4.4	Amendment to Securities Purchase Agreement dated July 31, 2007 (incorporated by reference from Foreign Issuer Report on Form 6-K, filed August 24, 2007)

4.5	China Unistone/Yucheng 2006 Performance Equity Plan (incorporated by reference from Registration Statement No. 333-132814 –Annex D)

4.6
Form of Registration Rights Agreement among China Unistone Acquisition Corporation and the Initial Stockholders (incorporated by reference from Registration Statement 333-117639, dated July 23, 2004, Exhibit 10.14)

4.7	Form of Voting Agreement among Sihitech Company Limited, Mega Capital Group Services Limited, Profit Loyal Consultants Limited, Elite Concord International Limited, China Century Holdings Group

Limited, Shinning Growth Investment Group Limited, Chih Cheung, and James Li (incorporated by reference from Registration Statement No. 333-132814 – Exhibit 10.21)

4.8	Form Sihitech Software Development Agreement (incorporated by reference from Registration Statement No. 333-132814 – Exhibit 10.23)

4.9	Form e-Channels Software License Agreement (incorporated by reference from Registration Statement No. 333-132814 – Exhibit 10.24)

4.10	Form Sihitech Service Agreement (incorporated by reference from Registration Statement No. 333-132814 – Exhibit 10.25)

4.11	Form e-Channels Technology Service Contract (incorporated by reference from Registration Statement No. 333-132814 – Exhibit 10.26)

4.12	Form e-Channels Software Sales Agreement (incorporated by reference from Registration Statement No. 333-132814 – Exhibit 10.27)

4.13	Equity Interest Transfer Agreement re. Beijing Sunrisk Information Technology Company Limited (incorporated by reference from Exhibit 4.1 to Form 6-k filed February 13, 2007)

4.14	Form of Employment Agreement between Yucheng Technologies Limited and Hong Weidong (incorporated by reference from Registration Statement No. 333-132814 – Exhibit 10.18)

4.15	Form of Employment Agreement between Yucheng Technologies Limited and Zeng Shuo (incorporated by reference from Registration Statement No. 333-132814 – Exhibit 10.19)

4.16	Form of Employment Agreement between Yucheng Technologies Limited and Chih T. Cheung (incorporated by reference from Registration Statement No. 333-132814 – Exhibit 10.20)

4.17*	Form of Employment Agreement between Yucheng Technologies Limited and Remington Hu

4.18	Equity Interest Transfer Agreement re. Beijing Sunrisk Information Technology Company Limited (incorporated by reference from Exhibit 4.1 to Form 6-k filed February 13, 2007)

8.1*	List of subsidiaries

11.1	Code of Ethics (incorporated by reference from Registration Statement No. 333-132814 - Annex G)

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

___________________________
* Filed with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 5, 2008
YUCHENG TECHNOLOGIES LIMITED

/s/ Weidong Hong
Name:	Weidong Hong
Title:	Chief Executive Officer

YUCHENG TECHNOLOGIES LIMITED
AND
SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2006 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of and Stockholders of
Yucheng Technologies Limited:

We have audited the accompanying consolidated balance sheets of Yucheng Technologies Limited and subsidiaries (the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Yucheng Technologies Limited and subsidiaries as of December 31, 2006 and 2007 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

BDO McCabe Lo Limited

/s/ BDO McCabe Lo Limited

Hong Kong
May 2, 2008

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets

(Expressed in Chinese Renminbi)

Assets	2006	2007	2007
	RMB	RMB	USD
			(note 2 (c))
Current assets:
Cash and cash equivalents	98,357,657	222,493,839	30,459,415
Trade accounts receivable, net (note 3)	116,606,333	203,450,849	27,852,428
Costs and estimated earnings in
excess of billings on uncompleted
contracts (note 4)	17,022,985	46,564,308	6,374,655
Due from related parties (note 25)	386,867	937,453	128,337
Inventories	5,655,156	8,856,190	1,212,413
Precontract costs	1,605,795	3,660,318	501,098
Deposits for acquisitions of businesses (note 5)	44,750,000	-	-
Other current assets (note 6)	21,035,434	86,341,261	11,820,122
Deferred income taxes (note 7)	427,601	-	-
Total current assets	305,847,828	572,304,218	78,348,468

Investments in and advances to
affiliates (note 2(v))	3,161,376	2,255,210	308,738

Fixed assets, net (note 8)	6,461,479	33,324,414	4,562,113
Intangible assets, net (note 9)	36,207,527	41,207,670	5,641,331
Goodwill (note 23)	37,273,607	169,361,506	23,185,596
Other non-current assets	45,383	708,037	96,931
Deferred income taxes (note 7)	143,426	2,586,208	354,052
Total assets	389,140,626	821,747,263	112,497,229

See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets (continued)

(Expressed in Chinese Renminbi)

Liabilities and stockholders’ equity	2006	2007	2007
	RMB	RMB	USD
			(note 2 (c))
Current liabilities
Short-term loan (note 10)	32,000,000	35,000,000	4,791,501
Current instalment of long-term loan (note 12)	3,500,000	-	-
Obligations under capital leases (note 13)	-	1,450,841	198,620
Trade accounts payable (note 11)	36,742,492	93,759,731	12,835,711
Billings in excess of costs and estimated
earnings on uncompleted contracts (note 4)	978,248	6,928,568	948,521
Employee and payroll accruals	2,671,365	8,686,638	1,189,201
Dividends payable to ex-owners	38,000,000	26,273,407	3,596,831
Deemed distribution to ex-owners (note 1)	-	40,814,149	5,587,458
Outstanding payment in relation to
business acquisitions (note 23)	-	55,352,938	7,577,819
Income taxes payable	4,240,717	10,968,901	1,501,643
Due to related parties (note 25)	907,948	-	-
Other current liabilities (note 14)	22,177,691	36,491,891	4,995,741
Total current liabilities	141,218,461	315,727,064	43,223,046

Obligations under capital leases (note 13)	-	2,410,464	329,993
Deferred income taxes (note 7)	5,292,707	5,312,346	727,260
Total liabilities	146,511,168	323,449,874	44,280,299

Minority interests (note 15)	-	5,199,312	711,786

Commitments and contingencies (note 21)

Stockholders’ equity
Preferred stock, $0.0001 par value, authorised
2,000,000 shares and none issued;	-	-	-
Common stock, $0.0001 par value, authorised
60,000,000 shares; 9,528,320 shares
and 16,610,853 shares issued and
outstanding as of December 31, 2006
and 2007 (note 1)	20,001,229	20,006,616	2,738,906
Additional paid-in capital	176,450,960	361,624,414	49,506,395
Reserves (note 16)	18,985,144	24,868,832	3,404,544
Retained earnings	27,331,325	88,162,065	12,069,390
Accumulated other comprehensive loss (note 17)	(139,200)	(1,563,850)	(214,091)
Total Stockholders’ equity	242,629,458	493,098,077	67,505,144

Total liabilities and Stockholders’ equity	389,140,626	821,747,263	112,497,229

See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Income

(Expressed in Chinese Renminbi)

	2005	2006	2007	2007
	RMB	RMB	RMB	USD
				(note 2 (c))
Revenues (note 18):
IT solutions and services	61,106,840	99,435,584	230,633,019	31,573,669
System integration	116,219,840	190,214,841	204,885,823	28,048,876
Total revenues	177,326,680	289,650,425	435,518,842	59,622,545

Cost of revenues:
IT solutions and services	(25,757,568)	(43,406,442)	(96,149,113)	(13,162,817)
System integration	(107,327,345)	(171,925,981)	(181,677,025)	(24,871,591)
Total cost of revenues	(133,084,913)	(215,332,423)	(277,826,138)	(38,034,408)
Gross profit	44,241,767	74,318,002	157,692,704	21,588,137

Operating expenses:
Research and development expenses	(352,059)	(901,833)	(8,369,567)	(1,145,794)
Selling and marketing expenses	(11,180,831)	(13,989,741)	(29,052,598)	(3,977,301)
General and administrative
expenses (note 19)	(13,912,349)	(14,170,129)	(50,668,370)	(6,936,502)
Total operating expenses	(25,445,239)	(29,061,703)	(88,090,535)	(12,059,597)

Other income (expense):
Interest income	141,680	116,954	1,818,536	248,958
Interest expense	(617,684)	(1,262,652)	(1,937,368)	(265,226)
Income from short-term investment	-	-	3,494,446	478,390
Equity in net earnings (losses) of affiliates	(758,609)	(134,987)	-	-
Other income (expense), net	431,714	26,576	1,078,033	147,582
Income before minority interests
and income taxes	17,993,629	44,002,190	74,055,816	10,138,244

Income tax expense (note 7)	(3,463,029)	(3,271,466)	(5,528,247)	(756,817)

Income before minority interests	14,530,600	40,730,724	68,527,569	9,381,427

Minority interests	-	-	(1,813,141)	(248,219)

Net income	14,530,600	40,730,724	66,714,428	9,133,208
Earnings Per Share (note 20)
– basic	3.87	5.02	5.08	0.69
–diluted	3.87	3.96	4.34	0.59
Weighted average common shares outstanding
– basic	3,754,484	8,118,335	13,144,681	13,144,681
–diluted	3,754,484	10,292,308	15,370,197	15,370,197

See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity

(Expressed in Chinese Renminbi)

						Accumulated
			Additional			other	Total
	Common shares		paid-in		Retained	comprehensive	stockholders’	Comprehensive
	Shares	Amount	capital	Reserves	earnings	loss	equity	Income
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as at January 1, 2005	-	20,000,000	13,000	8,290,370	12,864,775	-	41,168,145	-
Net income	-	-	-	-	14,530,600	-	14,530,600	14,530,600
Transfer to reserves	-	-	-	3,285,594	(3,285,594)	-	-	-
Dividend appropriation	-	-	-	-	(2,100,000)	-	(2,100,000)	-
Balance as at December 31, 2005	-	20,000,000	13,000	11,575,964	22,009,781	-	53,598,745	14,530,600
Recapitalization in connection
with the Share Exchange
Transactions (note 1)	7,954,484	-	126,221,524	-	-	-	126,221,524	-
Deemed distribution (note 1)	-	-	(21,332,463)	-	-	-	(21,332,463)	-
Net income	-	-	-	-	40,730,724	-	40,730,724	40,730,724
Issuance on acquisition of a
subsidiary	1,573,836	1,229	71,548,899	-	-	-	71,550,128	-
Transfer to reserves	-	-	-	7,409,180	(7,409,180)	-	-	-
Dividend appropriation	-	-	-	-	(28,000,000)	-	(28,000,000)	-
Foreign currency translation
adjustment	-	-	-	-	-	(139,200)	(139,200)	(139,200)
Balance as at December 31, 2006	9,528,320	20,001,229	176,450,960	18,985,144	27,331,325	(139,200)	242,629,458	40,591,524
Warrant exercise	6,866,486	5,229	252,601,693	-	-	-	252,606,922	-
Unit purchase option exercise	216,047	158	(158)	-	-	-	-	-
Deemed distribution (note 1)	-	-	(67,428,081)	-	-	-	(67,428,081)	-
Net income	-	-	-	-	66,714,428	-	66,714,428	66,714,428
Transfer to reserves	-	-	-	5,883,688	(5,883,688)	-	-	-
Foreign currency translation
adjustment	-	-	-	-	-	(1,424,650)	(1,424,650)	(1,424,650)
Balance as at December 31, 2007	16,610,853	20,006,616	361,624,414	24,868,832	88,162,065	(1,563,850)	493,098,077	65,289,778
In US$ (note 2 (c))		2,738,906	49,506,395	3,404,544	12,069,390	(214,091)	67,505,144	8,938,173

See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows

       (Expressed in Chinese Renminbi)

	2005	2006	2007	2007
	RMB	RMB	RMB	USD
				(note 2 (c))
Cash flows from operating activities:

Net income	14,530,600	40,730,724	66,714,428	9,133,208

Adjustments to reconcile net income to
net cash provided by operating activities:

Depreciation and amortization	3,347,961	3,644,380	16,585,488	2,270,554
Loss on disposal fixed assets	-	56,368	217,107	29,722
Loss on disposal of subsidiary	-	204,902	-	-
Loss (gain) on disposal of affiliate	-	26,208	(869,798)	(119,075)
Minority interests	-	-	1,813,141	248,219
Share of (earnings) losses of affiliates	758,609	134,987	-	-
Income from short term investment	-	-	(3,494,446)	(478,390)
Increase in trade accounts receivable	(5,926,332)	(47,822,765)	(70,622,155)	(9,668,176)
(Increase) decrease in costs and
estimated earnings in excess of
billings on uncompleted contracts	(5,901,616)	927,703	(29,541,323)	(4,044,208)
(Increase) decrease in due from	(2,856,337)	2,212,389	386,867	52,962
related parties
(Increase) decrease in inventories	(5,198,200)	5,773,191	(3,570,912)	(488,858)
Decrease (increase) in precontract costs	1,208,879	(882,423)	3,188,660	436,528
(Increase) in other current assets	(9,876,524)	(495,033)	(56,002,843)	(7,666,791)
Decrease in current deferred tax assets	53,742	149,155	427,601	58,539
Increase in non-current deferred
tax assets	(30,195)	(10,065)	(2,442,782)	(334,417)
Increase (decrease) in trade
accounts payable	23,182,526	(10,461,863)	51,805,698	7,092,202
(Decrease) increase in billings in excess
of costs and estimated earnings on
uncompleted contracts	(439,356)	(6,276,883)	5,950,320	814,599
Decrease in employee and payroll
accruals	(3,590,846)	(253,347)	(249,769)	(34,193)
Increase in income taxes payable	1,874,169	107,785	6,700,763	917,334
Increase (decrease) in other
current liabilities	3,449,076	(1,216,259)	(19,108,790)	(2,615,994)
Increase (decrease) in non-current
deferred tax liabilities	219,748	(8,665)	(1,208,111)	(165,391)
Net cash provided by (used in)
operating activities	14,805,904	(13,459,511)	(33,320,856)	(4,561,626)

Cash flows from investing activities:
Capital expenditure	(5,367,706)	(2,884,970)	(34,295,309)	(4,695,030)
Investment in trust	-	-	(80,000,000)	(10,952,003)
Collection of investment in trust	-	-	83,494,446	11,430,393
Payments for lending to third party	(1,250,000)	-	-	-
Payment of purchase of subsidiaries	-	(7,793,085)	(51,811,896)	(7,093,050)
(Increase) decrease in deposits paid for
acquisitions of businesses	(7,000,000)	(44,750,000)	20,000,000	2,738,001
Advances to affiliates	(437,892)	(23,464)	(69,440)	(9,506)
Collection of advances to affiliates	500,000	-	-	-
Proceeds from disposal of fixed assets	-	5,000	105,773	14,480
Proceeds from disposal of affiliate	-	1,282,212	-	-
Proceeds from disposal of subsidiary	-	104,977	-	-
Net cash used in investing activities	(13,555,598)	(54,059,330)	(62,576,426)	(8,566,715)

See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)

(Expressed in Chinese Renminbi)

	2005	2006	2007	2007
	RMB	RMB	RMB	USD
				(note 2 (c))
Cash flows from financing activities:
Net cash flow from the Share
Exchange Transaction, net
of transaction costs	-	138,213,541	-	-
Proceeds from warrant exercise	-	-	252,561,431	34,575,669
Deemed distribution	-	(21,332,463)	(26,613,939)	(3,643,450)
Proceeds from bank borrowings	25,000,000	20,000,000	55,000,000	7,529,502
Proceeds from (repayment of)
borrowing from ex-owner	4,000,000	(4,000,000)	-	-
Repayments of borrowings
from affiliates	(950,000)	(500,001)	-	-
Repayments of bank borrowings	(20,000,000)	(3,500,000)	(55,500,000)	(7,597,952)
Repayment of capital leases	-	-	(699,755)	(95,796)
Proceeds from loan from a
business to be acquired	2,976,000	-	-	-
Dividends paid to ex-owners	(8,379,710)	(5,720,291)	(11,726,593)	(1,605,371)
Contributions from minority interests	-	-	7,012,320	959,987
Dividends paid to minority interests	(1,011,493)	-	-	-
Net cash provided by financing
activities	1,634,797	123,160,786	220,033,464	30,122,589
Net increase in cash
and cash equivalents	2,885,103	55,641,945	124,136,182	16,994,248
Cash and cash equivalents at
beginning of year	39,830,609	42,715,712	98,357,657	13,465,167
Cash and cash equivalents
at end of year	42,715,712	98,357,657	222,493,839	30,459,415

Supplemental disclosures of cash flow information
Interest paid	617,684	1,262,652	1,937,367	265,226
Income taxes paid	1,337,313	2,796,415	2,050,777	280,751

Supplemental disclosures of non-cash investing activities
Capital lease obligation	-	-	4,561,060	624,409
Additional consideration on acquisitions	-	-	55,352,938	7,577,793
Deemed distributions to ex-owners	-	-	40,814,149	5,587,452

See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

1      Organization and description of business

Yucheng Technologies Limited (“Yucheng”), incorporated on November 24, 2006 under the laws of the British Virgin Islands (“BVI”), and its subsidiaries are engaged in systems integration, software solution services,  information technology (“IT”) consulting and training services, maintenance and support, launching Point of Sale (“POS”) merchant-acquiring outsourced services, sales of self-developed IT products, computer software, hardware and peripheral equipment, communication equipment and undertaking computer network projects. Its major customers are first tier state-owned commercial banks in China.

On January 15, 2007, Beijing Yuxinyicheng Technologies Limited (“Yuxinyicheng”) established a subsidiary, Beijing Yuxinyicheng Information Technology Limited. On July 18, 2007, Yuxinyicheng established another subsidiary, Shanghai Yuxinhongzhi Information Technology Limited. During the year, Yuxinyicheng acquired 5 companies, Beijing Sunrisk Information Technology Limited, Beijing Easycon Electronics Limited, Chengdu Recency Technologies Limited, Shanghai Fujie Business Consulting Limited, and Shanghai Fuyi Business Consulting Limited. For the acquisition effect, see footnote 23.

At December 31, 2005, 2006 and 2007, details of Yucheng’s subsidiaries (collectively with Yucheng  referred to as the “Company”) are as follows:

Name	Date of incorporation or establishment	Place of incorporation or establishment	Percentage of ownership			Principal activity
			2005	2006	2007
Port Wing Development Co., Ltd. (“e-Channels BVI”)	November 3, 2005	BVI	N/A	100%	100%	Investment holding
Ahead Billion Venture Ltd. (“Sihitech BVI”).	November 3, 2005	BVI	N/A	100%	100%	Investment holding
Beijing Yuxinyicheng Technologies Ltd. (“Yuxinyicheng”)	October 19, 2006	People’s Republic of China (“PRC”)	N/A	100%	100%	System integration, software development, information technology consulting, maintenance and support

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

Name	Date of incorporation or establishment	Place of incorporation or establishment	Percentage of ownership			Principal activity
			2005	2006	2007
Beijing e-Channels Century Technology Co., Ltd. (“e-Channels”)	February 5, 2001	PRC	N/A	100%	100%
Technology development, technology transfer, consulting and training services, sales of self-developed products, computer software, hardware and peripheral equipment, communication equipment and undertaking computer network projects

Beijing Sihitech Technology Co., Ltd. (“Beijing Sihitech”)	June 16, 1999	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support
Beijing Sihitech Software Co., Ltd. (“Beijing Software”)	January 28, 2002	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support
Shanghai Sihitech Technology Co., Ltd. (“Shanghai Sihitech”)	June 20, 2001	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support
Shanghai Sihitech Software Co., Ltd. (“Shanghai Software”)	May 28, 2005	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support
Beijing Sihitech Information Consulting Co., Ltd. (“Sihitech Consulting”)	April 12, 2001	PRC	100%	-	-	Information technology consulting

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

Name	Date of incorporation or establishment	Place of incorporation or establishment	Percentage of ownership			Principal activity
			2005	2006	2007
Guangzhou Sihitech Technology Co., Ltd. (“Guangzhou Sihitech”)	January 5, 2000	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support
Beijing Yuxinyicheng Information Technology Limited (“Yuxinyicheng Information”)	January 15, 2007	PRC	-	-	80%	Launching Point of Sale (POS) merchant-acquiring outsourced services for bank in China and providing related maintenance support
Shanghai Yuxinhongzhi Information Technology Limited (“Hongzhi”)	July 18, 2007	PRC	-	-	60%	System integration, Software development, information technology consulting, maintenance and support
Beijing Sunrisk Information Technology Limited (“Sunrisk”)	April 14, 2005	PRC	-	-	100%	Software development, information technology consulting, maintenance and support
Beijing Easycon Electronics Limited (“Easycon”)	December 25, 1997	PRC	-	-	75%	System integration, software development, information technology consulting, maintenance and support
Chengdu Recency Technologies Limited (“Recency”)	July 15, 1997	PRC	-	-	100%	Software development, information technology consulting, maintenance and support
Shanghai Fujie Business Consulting Limited (“Fujie”)	December 13, 2005	PRC	-	-	100%	Software development, information technology consulting, maintenance and support

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

Name	Date of incorporation or establishment	Place of incorporation or establishment	Percentage of ownership			Principal activity
			2005	2006	2007
Shanghai Fuyi Business Consulting Limited (“Fuyi”)	December 6, 2005	PRC	-	-	100%	Software development, information technology consulting, maintenance and support
Beijing Yuxinyicheng Software Co. , Ltd. (“Yuxinyicheng Software”)	August 6, 2007	PRC	-	-	100%	System integration, software development, information technology consulting, maintenance and support
Guangzhou Yuxinyicheng Information Technology Limited (“Guangzhou Yuxinyicheng”)	November 26, 2007	PRC	-	-	100%	System integration, software development, information technology consulting, maintenance and support
Xiamen Yucheng Technology Limited (“Xiamen Yucheng”)	April 9, 2007	PRC	-	-	100%	System integration, software development, information technology consulting, maintenance and support

The IT industry is characterized by rapid technological change and competitive pricing pressures. The Company financial results are affected by a wide variety of factors, including general economic conditions in the local market, economic conditions specific to the IT industry, technological and creative skills of its personnel, the timely development of new products and the ability to safeguard patents and intellectual property in a rapidly evolving market.  As a result, the Company may experience significant period-to-period fluctuations in future operating results due to the factors mentioned above or other factors.

The majority of the revenues of the Company are from customers who are concentrated in the financial services industry in PRC.  Any unfavourable economic conditions affecting the local financial services industry could have a material adverse effect on the Company’s future financial position and results of operations.

The trade accounts receivable of the Company include amounts due from banks and IT service companies.  The Company performs ongoing credit evaluations of its customers (see Note 2 (e)).  Sales to the Company's largest bank customer and its subsidiaries were approximately 61.2%, 54.0% and 59.2% of revenues in 2005, 2006 and 2007, respectively.  The Company’s total revenue from its largest bank customer in 2007 results from 236 separate and independent contracts, the largest of which accounts for 29.1% of 2007 revenue from the bank’s head office, as well as 4.9% and 2.7% of revenue from the China CITIC Bank and the Bank of Communication. Trade accounts receivable as at December 31, 2006 and 2007 included receivables from the largest bank customer and its subsidiaries totalling RMB53.6 million and, RMB92.7 million respectively.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

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

Sihitech BVI Shareholders and their designee were paid an aggregate of US$2,731,884 in cash, using the funds held in the trust account of CUAC, and were issued an aggregate of 3,754,484 ordinary shares of Yucheng for all the outstanding common stock of Sihitech BVI. This transaction was accounted for as a recapitalisation of Sihitech BVI. Since Yucheng is not an operating company, this transaction is treated as the issuance of shares of Sihitech BVI for the net tangible assets (consisting principally of cash and short-term investments) of Yucheng. The carrying value of the assets of Yucheng approximates their fair value, therefore, no "purchase accounting" fair value adjustments were required and no goodwill has been recorded in this portion of this transaction. The payment of the cash consideration is accounted for as a deemed distribution.

e-Channels BVI Shareholders and their designee were paid an aggregate of US$1,268,116 in cash, using the funds held in the trust account of CUAC, and were issued an aggregate of 1,573,836 shares of common stock of Yucheng for all the outstanding common stock of e-Channels BVI. This Transaction, between the recapitalized Sihitech BVI and e-Channels BVI, was accounting for using the purchase method of accounting with Sihitech BVI treated as the accounting acquirer.

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

The aggregate consideration paid at the Closing Date were US$4,000,000 and 5,328,320 common shares of Yucheng. Of the US$4,000,000, as security for the indemnification obligations of Sihitech BVI Shareholders and e-Channels BVI Shareholders, US$250,000 was held back by Yucheng for 12 months after the Closing Date and paid subject to continued retention if there is a pending claim. The holdback amount is not a limitation on the indemnification amounts, which are generally limited to the full consideration paid.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

Of the total number of shares issued at the Closing Date, an aggregate of 773,045 shares of common stock issued to Sihitech BVI Shareholders are subject to return and cancellation if the net profit as shown in the audited consolidated financial statements of Yucheng prepared in accordance with the generally accepted accounting principles in the United States of America (“US GAAP”) for the year ended December 31, 2006 plus all compliance expenses of being public is less than US$6,073,941. Pursuant to the supplemental agreement dated May 9, 2007, this clause had been amended such that the 773,045 shares are subject for return and cancellation if the proforma table in the notes to the audited consolidated financial statements of Sihitech and its subsidiaries and e-Channels under US GAAP for the year ended December 31, 2006 is lower than US$6,073,941.  As of December 31, 2006, Yucheng does not consider the above contingency to be probable and accordingly, no adjustment for the purchase price in respect to the 773,045 shares of common stock was recorded in the consolidated financial statements of Yucheng for the year ended December 31, 2006.

Additional purchase price payment will be made to Sihitech BVI Shareholders, e-Channels BVI Shareholders and their designee up to an amount of US$10,000,000 if either of the following occurs during any fiscal years of Yucheng after the Closing Date until December 31, 2009 from funds generated in the additional financing or from appreciate of the stock price of Yucheng as described below:

(1)
Yucheng will pay an additional US$5,000,000 to Sihitech BVI Shareholders, e-Channels BVI Shareholders and their designee if Yucheng receives at least US$34,500,000 in gross proceeds in additional financing, including from the exercise of outstanding public warrants, the successful completion of a secondary offering, or a private investment by a strategic investor. According to an amendment agreement dated on August 24, 2007 (the “Amendment”), the additional US$5,000,000 was changed to US$4,960,000; or

(2)
Yucheng will pay an additional US$1,000,000 if the average closing price of the stock of Yucheng in any sixty consecutive trading days of 2006 is above US$10.00; US$2,000,000 if the average closing price of the stock of Yucheng in any sixty consecutive trading days of 2007 is above US$12.00; and US$3,000,000 if the average closing price of the stock of Yucheng in any sixty consecutive trading days of 2008 is above US$14.40.

Notwithstanding the foregoing, the maximum amount to be paid under the above events shall not exceed US$10,000,000.

As of December 31, 2006, Yucheng did not consider the outcome of the above contingencies to be probable and accordingly, no adjustment for the contingent purchase price payments was recorded in the financial statements.

As of December 31, 2007, Yucheng received US$34,332,430 (equivalent to approximately RMB252,606,922) in gross proceeds as a result of the exercise of outstanding public warrants (note 22). Accordingly, Yucheng paid an additional US$4,960,000 (equivalent to approximately RMB37,772,880) to Sihitech BVI Shareholders, e-Channels BVI Shareholders and their designee. Among the payments of the additional purchase price, US$3,494,707(equivalent to approximately RMB26,613,939) was paid to Sihitech BVI Shareholders and their designee which are accounted for as a deemed distribution. The remaining of US$1,465,293 (equivalent to approximately RMB11,158,941) was paid to e-Channels BVI Shareholders and their designee which are accounted for as an adjustment to the purchase price in respect of the acquisition of e-Channels.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

In addition, the condition of the average closing price of the stock of Yucheng in any sixty consecutive trading days of 2007 being above US$12.00 was achieved, Yucheng was obligated to make payments of the additional purchase price of US$2,000,000 to Sihitech BVI Shareholders, e-Channels BVI Shareholders and their designee. Among the obligations of the additional purchase price, US$1,409,156 (equivalent to approximately RMB10,293,321) was accrued to Sihitech BVI Shareholders and their designee which are accounted for as a deemed distribution. The remaining of US$590,844 (equivalent to approximately RMB4,315,879) was accrued to e-Channels BVI Shareholders and their designee which are accounted for as an adjustment to the purchase price in respect of the acquisition of e-Channels.

Following to the Amendment, additional common shares, on an all-or-none basis, may be issued to Sihitech BVI shareholders, e-Channels BVI shareholders and their designee on a pro rate basis, based on the amount of consideration shares issued on November 24, 2006, aggregating 952,832 common shares each year for four years beginning in 2008, if the Company achieves net profit targets in the prior year as indicated in the following table according to the financial statements audited each year in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).  If the net profits of the Company are not achieved, the obligation of Yucheng to issue the common shares for that year is terminated, with no effect on subsequent years.

Year ended/ ending December 31,	Net Profit

2007	US$ 8.5 million
2008	US$ 11.9 million
2009	US$ 16.7 million
2010	US$ 23.3 million

As the net profit target for year ended December 31, 2007 has been achieved, Yucheng will issue 952,832 common shares for US$5,930,220 (equivalent to approximately RMB43,317,887)  to Sihitech BVI shareholders, e-Channels BVI shareholders and their designee in 2008 as additional purchase price. Among the 952,832 common shares to be issued, 671,344 common shares, amounted to US$4,178,302 (equivalent to approximately RMB30,520,828), are estimated to be issued to Sihitech BVI Shareholders and their designee of which was accrued as a liability and a deemed distribution as of December 31, 2007.  The remaining 281,488 common shares, amounted to US$1,751,918 (equivalent to approximately RMB12,797,059), are estimated to be issued to e-Channels BVI Shareholders and their designee which was accrued as a liability and an adjustment to the purchase price in respect of the acquisition of e-Channels.

2      Summary of significant accounting policies and practices

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the US GAAP.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

(a)   Principles of consolidation

The consolidated financial statements include the financial statements of Yucheng and its subsidiaries.  All significant inter-company transactions and balances are eliminated upon consolidation. Investments in operating companies in which Yucheng has the ability to exercise significant influence, which is normally indicated by a 20% to 50% interest, are accounted for under the equity method. Yucheng’s share of these companies’ earnings or losses is included in the consolidated statement of operations as equity in net earnings (loss) of affiliates.

(b)   Use of estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amounts of property, office equipment, furniture and motor vehicles, intangible assets, valuation allowances for receivables and inventories, percentage of completion calculations relating to revenue recognition, precontract costs, capitalized software costs and valuation of deferred tax assets.  Actual results could differ from those estimates.

(c)   Convenience translation into United States dollars

The consolidated financial statements are presented in Chinese Renminbi (“RMB”).  The translation of RMB amounts into United States dollars has been made for the convenience of the reader and has been made at the exchange rate quoted by the People’s Bank of China on December 31, 2007 of RMB7.3046 to US$1.00.  Such translation amounts should not be construed as representations that the RMB amounts could be readily converted into United States dollars at that rate or any other rate.

(d)   Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(e)   Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest.  The allowance for bad debt losses is estimated by management based on individual accounts receivable which show signs of uncollectibility and an aging analysis.  Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.  The Company does not have any off-balance-sheet credit exposure related to its customers.

 (f)   Inventories

Inventories are stated at the lower of cost or market.  Cost is determined using the first-in, first-out method (FIFO). Inventories consist of IT hardware equipment, all of which are finished goods.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

(g)   Fixed assets

Fixed assets are stated at cost less accumulated depreciation and impairment losses (2(j)). Depreciation is calculated on the straight-line method over the estimated useful lives of the assets as follows:

Estimated useful life

Building	20 years
Office equipment	5 years
Furniture	5 years
Motor vehicles	5 years
Leasehold improvements	Shorter of lease terms or 5 years

(h)   Leases

Leases are categorized as either operating or capital leases depending on certain criteria defined in Statement of Financial Accounting Standards (SFAS) No. 13, Accounting for Leases.

Where a lease is classified as a capital lease, the asset is treated as if it had been purchased outright. The amount initially recognized as an asset is the lower of fair value of the leased asset or the present value at the beginning of the lease term of minimum lease payments during the lease term, excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, together with any profit thereon. The corresponding lease commitment is shown as liability. Lease payments are analysed between capital and interest. The interest element is charged to the income statement over the period of the lease and is calculated so that it represents a constant proportion of the lease liability. The capital element reduces the balance owed to the lessor.

Where a lease is classified as an operating lease, the total rental payments made under the leases are recognized in the consolidated statement of income on a straight-line basis over the terms of the leases.  Lease incentives received are recognised in the consolidated statement of income as an integral part of the total lease payments made.

(i)    Intangible assets

(i)    Cost of intangible assets

Intangible assets consist primarily of capitalized costs for computer software, customer relationships and other technology. Intangible assets are stated at cost or fair value less accumulated amortization and any impairment write-downs.  Fair value of identifiable intangible assets is estimated based upon discounted future cash flow projections.

The Company capitalizes development costs for marketable software incurred from the time of technological feasibility until the software is ready for use in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed. All costs to establish technological feasibility of a computer product to be sold, leased or otherwise marketed are charged to research and development expense as incurred. Technological feasibility is established through completeness of the working model and its consistency with the product design. Costs incurred for modification, components of large products, and enhancements are expensed. As the working model is normally built during the process of project implementation for clients, there are no high-risk development issues.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

Under the provisions of SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the Company capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and management has authorized further funding for the project which it deems probable of completion and use for the function intended. Technological feasibility is established upon completeness of the product design and planning phases indicating that product can be built by existing technology and tools. Capitalized internal-use software costs include only (1) external direct costs of materials and services consumed in developing or obtaining the software, (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the project, and (3) interest costs incurred, when material, while developing the software. Capitalization of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

Research and development costs and other computer software maintenance costs related to software development are expensed as incurred.

The consolidated financial statements include intangibles obtained through the acquisitions of subsidiaries at RMB32,178,383 and RMB37,089,383 as of December 31, 2006 and 2007 respectively, whose values have been estimated by the management in the absence of ready ascertainable market values.  However, because of the inherent uncertainty of the valuation, it is reasonably possible that those estimated values may differ significantly from the values that would have been used had a ready market for these intangible assets existed, and the differences could be material to the consolidated financial statements.

(ii)    Amortization

The Company amortizes capitalized software development costs for marketable software on a product-by-product basis.  The annual amortization is the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product including the period being reported upon.

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

The estimated useful lives are as follows:

Estimated useful life
Software development costs
- Internal-use software	3 years
- Marketable software	3 years
Customer relationships	3-5 years
Other technology	3-5 years
Purchased software	5-10 years

The straight-line method of amortization reflects an appropriate allocation of the cost of the intangible assets to earnings in proportion to the amount of economic benefits obtained by the Company in each reporting period.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

(j)    Impairment of long-lived assets

The Company evaluates for impairment its long-lived assets to be held and used, including office equipment and motor vehicles, intangible assets and other non-current assets, when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimate undiscounted future cash flows expected to be generated by the asset.  If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value.

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

(k)   Goodwill

Goodwill represents the excess of the purchase price and related costs over the valued assigned to net tangible and identifiable intangible assets of business acquired and accounted for under the purchase method.

The Company accounted for the acquisition of e-Channels BVI as described in Note 1 and other subsidiaries in accordance with SFAS No. 141 Business Combinations, which resulted in the recognition of goodwill. Goodwill represents the excess of acquisition cost over the estimated fair value of the net assets acquired as of the acquisition date. The portion of the purchase price allocated to goodwill was RMB37,273,607 as of December 31, 2006 and RMB169,361,506 as of December 31, 2007 respectively.

In accordance with SFAS No. 142 Goodwill and Other Tangible Assets, the impairment evaluation of goodwill is conducted annually, or more frequently, if events or changes in circumstances indicate that an asset might be impaired. The evaluation is performed by using a two-step process. In the first step, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is generally determined on the basis of discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of the second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and are consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

(l)    Trade accounts payable and other payables

Trade accounts payable and other payables are stated at cost, which approximate their fair value.

(m)  Revenue recognition

The Company generates revenues primarily from solution services, consulting and implementation, custom software development, IT service, business process outsourcing and system integration, Revenue is recognized as follows:

(i)    IT solutions and services – IT solution and services mainly consist of implementation, customization, post-contract customer support, training and consulting. Revenue from IT solutions and services is generated primarily from customer orders in which customers purchased bundled solutions that included the Company’s software and third party’s hardware. If the bundled solution includes services that requires significant production, modifications, or customization, the revenue is recognized over the installation and customization period based on the percentage of completion method in accordance with SOP No. 81-1, “Accounting for Performance of Construction-Type and Certain Product-Type Contracts” (“SOP 81-1”). Labor costs and direct project expenses are used to determine the stage of completion. Revisions in estimated contract profits are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made currently for anticipated losses on uncompleted contracts.

In terms of the nature of deliverables, contract terms, and the rights and obligations of the Group and the customer, there are no differences between consulting and implementation services and software development services. Consulting & Implementation services encompasses consulting and customized solutions services for banks and financial institutions to help banking clients develop IT capabilities to meet the challenges of future business requirements. The consulting service mainly consists of: 1) IT strategy review, which entails understanding the clients' operating IT environment and the assessment of its suitability in providing the client with the level of IT support necessary for achieving their business objectives; 2) IT strategy formation, which means to assist clients in formulating their future strategies, which required an in-dept understanding of their business priorities and a thorough appreciation of a wide range of available IT capabilities and solutions; and 3) IT infrastructure architecture, which means to assist clients in designing their IT infrastructures including hardware, system software, application software and the selection of the appropriate solutions.  Revenue from consulting and implementation services are also recognized using contract accounting on the percentage of completion method based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract.

Costs and estimated earnings in excess of billings on uncompleted contracts consist of recognized recoverable costs and accrued profits on contracts for which billings had not been presented to customers as of the balance sheet date.  Billings in excess of revenue recognized for which payments have been received are deferred until the applicable revenue recognition criteria have been met.

Fees for maintenance and technical support services are recognised under the straight-line method over the periods covered by the term.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

Revenue from sales of IT equipment to the end users, which are limited to passing the IT equipment to other system integrators, is treated as agency sales and records the net difference between the amount it bills to system integrators and the fees charged by third party IT manufacturers as revenue. The Company considered the criteria set out in EITF 99-19 in determining whether it should recognise such revenues at gross or net of revenue.  The Company believes that based on its arrangement with the system integrators, end users (banks) and the third party IT manufacturers, the net approach is appropriate as the Company is not the primary obligor to the end users, does not take general inventory risk, does not have latitude in establishing price and does not have discretion in supplier selection with respect to the IT equipment or software delivered to end users.

ii)    System integration – System integration services mainly consist of value added services of planning, designing, installing, integrating and testing of hardware sold to customers.  Revenue from system integration services is recognized in accordance with SAB Topic 13, Revenue Recognition, when the following conditions are all met:  persuasive evidence of an arrangement exists, system integration services have been rendered and products have been delivered and accepted, the price is fixed or determinable and, collectibility is reasonably assured. Customers’ sign-off on a Testing and Acceptance Form evidences their acceptance of the system integration work being completed at which time revenue is recognized. The contract revenue and related costs are deferred if the Testing and Acceptance Form is not duly signed by both parties. The Company does not recognize system integration services revenue on a percentage of completion basis. The Company’s system integration services revenue recognition policy does not differ between its integration services involving servers, network equipment or storage.

(n)   Precontract costs

Due to the business environment in which the Company operates, it is common practice that the Company commences the software development or IT consulting project for its banking clients without commercial contracts being signed. If the contracts are not obtained during the reporting period where implementation costs have been incurred, the Company defers revenue recognition for the related contracts until contracts are obtained. In accordance with SOP 81-1, as modified by SOP 98-5, costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained, including cost of equipment, direct labour costs, and other ancillary costs, are deferred until receipt of the signed contract, and are then included in contract costs or inventory.  Such deferred costs, subject to their not being related to costs of start-up activities, are evaluated periodically for probability of recoverability.  If deemed unrecoverable, deferred costs are expensed to operating expenses.

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

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

(o)   Capitalisation of internal software development costs

Internal development of software products is accounted for in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”. SFAS No. 86 requires that the cost of developing software be expensed prior to establishing technological feasibility and those costs be capitalized once technological feasibility has been established. Capitalization ceases upon general release of the software. The determination of whether internal software development costs are subject to capitalization is, by its nature, highly subjective and involves significant judgments. This decision could significantly affect earnings during the development period. Further, once capitalized, the software costs are generally amortized on a straight-line basis over the estimated economic life of the product. The determination of the expected useful life of a product is highly judgmental. Finally, capitalized software costs must be assessed for realizability at the end of each reporting period.

Internal software development costs include payroll, employee benefits, and other headcount-related costs associated with product development. The Company records expenditure incurred before technological feasibility is established into research and development cost and capitalizes expenditures incurred after that point into the cost of intangible assets.  Internal software development costs were RMB 2,460,630, RMB 2,268,380 and RMB 10,697,667 in 2005, 2006 and 2007, respectively, among which RMB 2,108,571, RMB 1,366,547 and RMB 2,328,100 were capitalized in 2005, 2006 and 2007.

 (p)  Retirement benefits

Pursuant to the relevant laws and regulations in the PRC, the Company participates in a defined contribution retirement plan for its employees arranged by a governmental organization. The Company makes contributions to the retirement scheme at the applicable rate based on the employees’ salaries.  The required contributions under the retirement plans are charged to the consolidated income statement on an accrual basis when they are due.  The Company’s contributions totaled RMB2,045,686, RMB2,487,449 and RMB6,341,262 in 2005, 2006 and 2007, respectively.

(q)   Interest

Interest costs are expensed as incurred, except for those capitalized that are directly attributable to the acquisition, construction or production of qualifying assets.  No interest costs were capitalized for each of the years in the three-year period ended December 31, 2007.

(r)    Income taxes

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

(s)   Government subsidies

Government subsidies are recognized when received and when all the conditions for their receipt have been met.  Such amounts are included as a credit in the operating expense section of the consolidated statement of income.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

(t)    Tax refunds

Pursuant to the laws and regulations of the PRC, the Company is entitled to a refund of the 14.0% value-added tax (“VAT”) for certain self-developed software products. The Company recognizes the VAT refunds at the same time as the revenues from sales of the related enterprise software products. VAT refunds are included as a credit in the operating expense section of the consolidated statement of income.

(u)   Financial instruments

Exposure to credit and interest rates arises in the normal course of the Company’s business.  Financial assets of the Company include cash and trade accounts receivable, other receivables and amounts due from related parties.  Financial liabilities of the Company include trade accounts payable and other payables, short-term loans, employee and payroll accruals and amounts due to related parties.  Adjustments are made for financial assets if their carrying amount exceeds the value realizable in the foreseeable future.  Financial liabilities are stated at their carrying amounts.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. The Company’s cash is maintained with high quality financial institutions and the composition and maturities are regularly monitored by management. Generally, any cash equivalents may be redeemed upon demand and bear minimal risk.

The fair values of the above noted financial assets and financial liabilities are not materially different from their carrying amounts.

The trade accounts receivable of the Company includes amounts due from banks and IT service companies. The Company generally does not require collateral.  An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The Company performs ongoing credit evaluations of its customers (refer to accounting policy (e)).

The Company has no off-balance sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

(v)   Investments in and advances to affiliated companies

The equity method of accounting is used for investments in affiliated companies for which the Company has the ability to exercise significant influence, but does not have a controlling financial interest.  Investments in affiliated companies accounted for under the equity method consist of a 50% equity interest in Beijing Hengli Plastic Machinery Co., Ltd. (“Hengli”), a plastic mould manufacturing company, a 50% equity interest in Shanghai Sihitech Sanjian Technology Co., Ltd. (“Sanjian”), a software and hardware technology company, and a 35% equity interest in Beijing Sihitech Shuyi Technology Co., Ltd. (“Shuyi”), a software and hardware technology company.

As at December 31, 2006 and 2007, there was no amount of excess of cost over the Company’s share of net assets of affiliated companies.

None of the affiliated companies provided products or services to the Company in 2005, 2006 and 2007.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

On December 12, 2005, all of the owners of Shuyi have agreed to transfer their ownership interests in Shuyi to other individuals. The Company had no ownership interest in Shuyi as at December 31, 2005, 2006 and 2007.

On December 20, 2007, Sanjian was closed due to business consideration. The gain resulted from the disposal was RMB869,798.

The carrying amounts of the investments in and advances to affiliates at December 31, 2006 and 2007 are as follows:

Affiliates
	2006	2007	2007
	RMB	RMB	USD

Hengli	2,185,770	2,255,210	308,738
Sanjian	975,606	-	-
Total	3,161,376	2,255,210	308,738

Summary of the combined financial information for the affiliates as of and for the years ended December 31, 2005, 2006 and 2007 is as follows:

	2005	2006	2007	2007
	RMB	RMB	RMB	USD
Financial position
Current assets	5,170,012	3,485,813	1,949,665	266,909
Property, plant
and equipment, net	3,819,195	3,091,770	2,553,756	349,609
Other non-current assets	88,880	10,130	-	-
Total assets	9,078,087	6,587,713	4,503,421	616,518
Current liabilities	1,037,995	865,105	795,442	108,896
Total liabilities	1,037,995	865,105	795,442	108,896
Owners’ equity	8,040,092	5,722,608	3,707,979	507,622
Total liabilities and equity	9,078,087	6,587,713	4,503,421	616,518

Results of operations
Sales	1,079,698	-	-	-
Operating loss	(1,089,799)	(269,973)	(53,189)	(7,282)
Net loss	(1,120,304)	(269,973)	(53,189)	(7,282)
(w)  Share-based compensation

Yucheng has adopted SFAS No. 123 (revised 2004) (“SFAS No. 123(R)”), “Share-Based Payments”, which requires that share-based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

(x)   Segment Information

The Company believes that it operates in one business segment.  Management does view the business as consisting of revenues streams; however it is not possible to attribute assets or indirect costs to the individual streams other than certain direct expenses.

 (y)  Net earnings per common share

The Company computes net earnings per common share in accordance with SFAS No. 128 Earnings per Share.  Under the provisions of SFAS No. 128, basic earnings per common share is computed by dividing the net earnings available to common shareholders for the period by the weighted average number of shares of common stock outstanding during the period.  The calculation of diluted net earnings per share gives effect to common stock equivalents, however; potential common stock in the diluted net earning per common share computation is excluded in net loss periods if their effect is anti-dilutive.

(z)   Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements regarding fair value measurement. This statement simplifies and codifies fair value related guidance previously issued and is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is still considering that impact of SFAS 157 to its financial statements.

In February 2007, the FASB issued SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS No. 115, which permits companies to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option). Adoption of FASB 159 is optional and it may be adopted beginning in the first quarter of 2007. The Company is currently evaluating the possible impact of adopting FASB No. 159 on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements”(SFAS 160). SFAS 160 requires all entities to report non-controlling (minority) interests in subsidiaries as equity in the consolidated financial statements. SFAS 160 requires that transactions between an entity and non-controlling interests are treated as equity transactions. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the effect of SFAS 160 on its consolidated financial statements and results of operation and is currently not yet in a position to determine such effects.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” (“SFAS 141R”) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement applies to all transactions or other events in which an entity obtains control of one or more businesses, and combinations achieved without the transfer of consideration. SFAS No. 141 (revised 2007) is effective for prospectively to business combinations for which the acquisition date is in on or after December 15, 2008. An earlier adoption is not permitted. The Company is still considering that impact of SFAS 141R, if any, will depend on the nature and size or business combinations the Company consummates after the effective date to its financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

3    Trade accounts receivable, net

Trade accounts receivable at December 31, 2006 and 2007 consist of the following:

	December 31
	2006	2007	2007
	RMB	RMB	USD

Primary bank customer and its subsidiaries	53,607,006	92,738,487	12,695,902
Other bank customers	42,531,017	80,825,045	11,064,951
General contractors	20,468,310	29,887,317	4,091,575
Total	116,606,333	203,450,849	27,852,428

The provision for doubtful debt was nil as at December 31, 2006 and 2007.

Retentions receivable from customers included in trade accounts receivable at December 31, 2007 is RMB14,262,502 equivalent to USD1,952,537  (2006: RMB5,499,244 equivalent to USD752,847).

4     Costs and estimated earnings on uncompleted contracts

	December 31
	2006	2007	2007
	RMB	RMB	USD

Costs incurred on uncompleted contracts	11,883,076	46,610,915	6,381,036
Estimated earnings	22,622,611	48,699,105	6,666,909
	34,505,687	95,310,020	13,047,945
Less: Billings to date	(18,460,950)	(55,674,280)	(7,621,811)
	16,044,737	39,635,740	5,426,134

The amounts are included in the accompanying consolidated balance sheets under the following captions:

Costs and estimated earnings in excess
of billings on uncompleted contracts	17,022,985	46,564,308	6,374,655

Billings in excess of costs and estimated
earnings on uncompleted contracts	(978,248)	(6,928,568)	(948,521)
	16,044,737	39,635,740	5,426,134

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

5     Deposits for acquisitions of businesses
	December 31
	2006	2007	2007
	RMB	RMB	USD

Beijing Yuxinyicheng Information
Technology Limited	20,000,000	-	-
Beijing Sunrisk Information
Technology Limited	24,750,000	-	-
Total	44,750,000	-	-

On January 15, 2007, Yuxinyicheng established a wholly owned subsidiary named Beijing Yuxinyicheng Information Technology Limited with registered capital of RMB20,000,000. It is mainly engaged in the business of provide Chinese banks with a total outsourced solution for merchants in China, including Point-of-Sales machines and maintenance, merchant acquisition, authorization and capture of transactions, clearing and settlement of transactions, information reporting services related to transactions, merchant billing services and merchant training. As of December 31, 2006, Yuxinyicheng paid RMB20,000,000 as an investment deposit.

Pursuant to a purchase agreement dated on January 18, 2007, Yuxinyicheng purchased 100% interest of Beijing Sunrisk Information Technology Limited from a third party company for an aggregate consideration of RMB45,000,000. As of December 31, 2006, Yuxinyicheng paid RMB24,750,000 as an investment deposit. The acquisition was completed on February 7, 2007.

6     Other current assets
	December 31
	2006	2007	2007
	RMB	RMB	USD

Payments in advance	7,864,800	60,640,507	8,301,687
Other receivables	12,810,818	24,726,872	3,385,110
Prepaid expenses	359,816	973,882	133,325
Total	21,035,434	86,341,261	11,820,122

Other receivables represented deposits and staff advances as of December 31, 2007.

Payments in advance represent part of purchase contract amount for which the equipment has not been delivered to customers as of the end of year.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

7     Income taxes

A reconciliation of the expected tax with the actual tax expense for the years ended December 31, 2005, 2006 and 2007 are as follows:

	2005	2006	2007	2007
	RMB	RMB	RMB	USD

Income before minority interests
and income taxes	17,993,629	44,002,190	74,055,816	10,138,244
Expected PRC income tax expense
(note (i))	2,699,045	6,600,329	11,108,372	1,520,737
Tax holiday benefits	-	(3,950,604)	(4,726,606)	(647,072)
Increase in valuation allowance	26,059	-	-	-
Differential tax rate on subsidiaries’
income	(411,159)	-	(1,858,893)	(254,482)
Non-taxable income	(151,241)	(119,540)	(236,647)	(32,397)
Additional deductible research and
development expense	-	(176,621)	(500,198)	(68,477)
Non-deductible expenses
-Non-deductible salaries and welfare	714,253	471,696	415,618	56,898
-Non-deductible entertainment expenses	243,201	214,271	366,233	50,137
-Others	11,845	252,183	196,641	26,920
Under provision in prior years	-	-	223,041	30,534
Equity in loss of affiliates	113,791	(20,248)	-	-
Utilization of tax loss previously
not recognized	-	-	(842,751)	(115,373)
Tax rate difference (note (ii))	217,235	-	791,353	108,336
Others	-	-	592,084	81,056
Actual income tax expense	3,463,029	3,271,466	5,528,247	756,817

Representing:

Current tax expense	3,219,734	3,056,181	8,751,539	1,198,086
Deferred tax expense (benefit)	243,294	215,285	(3,223,292)	(441,269)
Total income tax expense	3,463,028	3,271,466	5,528,247	756,817

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

Notes:

(i)    Yucheng, and its subsidiaries, Port Wing and Ahead Billion are incorporated in the British Virgin Islands and are not subject to taxation under the British Virgin Islands. Yuxinyicheng and its major subsidiaries (together, the “PRC entities”) are incorporated in the PRC and governed by the PRC laws.

The normal statutory rate of the tax rate of PRC Enterprise Income tax (“EIT”) is 33% (30% of state income tax plus 3% local income tax). However, most of the PRC entities were qualified as high-tech or software development companies and entitled to a lower tax rate granted by the relevant tax authorities.

The provision for PRC income tax is based on a statutory rate of 15% for 2005, 2006 and 2007 since the registered offices of Beijing Sihitech and e-Channels were relocated to a lower tax jurisdiction during 2003.  Pursuant to the approval issued by the Local Tax Bureau in Beijing Changping District in 2003, Beijing Sihitech is qualified as a high-tech company and entitled to an additional 50% tax exemption of the standard tax rate of 15% to 7.5% for 2003 and 2004.

Pursuant to the approval issued by the Beijing Haidian District Local Tax Bureau, e-Channels is qualified as high-tech company and entitled to an additional 50% tax exemption of the standard tax rate of 15% to 7.5% for 2004, 2005 and 2006.

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

Pursuant to the approval issued by the Local Tax Bureau in Pudong District of Shanghai in 2006, Shanghai Software is qualified as a software development company and entitled to a tax holiday from 2006 to 2007, and an additional 50% tax exemption of the standard tax rate of 15% to 7.5% from 2008 to 2010.

The statutory tax rate of Guangzhou Sihitech was 33% for 2003, and 15% since 2004 when Guangzhou Sihitech was qualified as a high-tech company at the end of 2003.  Pursuant to the notice issued by the Guangzhou Local Tax Bureau, Guangzhou Sihitech is entitled to the tax rate of 15%.

Pursuant to the approval issued by the Local Tax Bureau in Beijing Haidian District in 2007, Yuxinyicheng is qualified as a high-tech company and entitled to a tax holiday from 2007 to 2008, and an additional 50% tax exemption of the standard tax rate of 15% to 7.5% from 2009 to 2011.

Pursuant to the approval issued by the Local Tax Bureau in Beijing Haidian District in 2005, Sunrisk is qualified as a high-tech company and entitled to a tax holiday from 2005 to 2007, and an additional 50% tax exemption of the standard tax rate of 15% to 7.5% from 2008 to 2010.

The statutory tax rate of Easycon is 15% since it was qualified as a high-tech company in the Haidian district of Beijing since October 10, 2001.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

Pursuant to the approval issued by the Local Tax Bureau of Chengdu Hi-Tech Development District in 2007, Recency is qualified as a high-tech company and subject to the statutory tax rate of 15% in 2007.

The statutory tax rate of Hongzhi is 15% since it is registered in the Zhangjiang High-Technology Zone in Shanghai.

The statutory rate of Fujie and Fuyi was calculated at 3.3% on revenue as they were classified small enterprise by the Local Tax Bureau in Shanghai City.

Rates applicable for subsidiaries are as follows:

	2005	2006	2007

Yuxinyicheng	N/A	33%	0%
Port Wing	N/A	0%	0%
Ahead Billion	N/A	0%	0%
Beijing Sihitech	15%	15%	15%
Beijing Software	7.5%	7.5%	7.5%
Shanghai Sihitech	15%	15%	15%
Beijing Sihitech Information Consulting Co., Ltd.	33%	N/A	N/A
Guangzhou Sihitech	15%	15%	15%
Shanghai Software	15%	0%	0%
e-Channels	N/A	7.5%	15%
Yuxinyicheng Information	N/A	N/A	33%
Sunrisk	N/A	N/A	0%
Easycon	N/A	N/A	15%
Recency	N/A	N/A	15%
Hongzhi	N/A	N/A	15%
Fujie	N/A	N/A	3.3% of revenue
Fuyi	N/A	N/A	3.3% of revenue
Yuxinyicheng Software	N/A	N/A	33%
Guangzhou Yuxinyicheng	N/A	N/A	33%
Xiamen Yucheng	N/A	N/A	33%

On March 1, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“new tax law”) which will take effect on January  1, 2008.  As a result of the new tax law, the statutory income tax rate will change from 33% to 25% with effect from January 1, 2008.  The preferential tax rate currently enjoyed by the Company will be gradually transitioned to the new standard rate of 25% over a five-year transitional period.  In addition, article 28 of the new tax law stated that the income tax rate of the “high-tech” company will remain at 15%.  As most of the subsidiaries operating in the PRC are currently recognized as “high- tech” companies under the existing Income Tax Law of the PRC, management reasonably believed that these subsidiaries can transit this status under the new tax law.  Accordingly, the carrying amount of the deferred tax assets and liabilities, as a result of the change in tax rate, is reflected in the consolidated statements of operations of the Company for year ended December 31, 2007.

(ii)   Tax rate difference represents temporary differences which will reverse after the effect of the new tax law.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

(iii)   Pre-tax income and income tax expenses are both domestic.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2006 and 2007 are presented below.

	December 31
	2006	2007	2007
	RMB	RMB	USD
Deferred tax assets:
Accrued liabilities, deductible when paid	638,470	-	-
Accrued revenue on unsigned contracts
for tax purposes	30,000	-	-
Intangible assets	143,426	113,231	15,501
Future benefit of tax losses	-	2,472,977	338,551
Total deferred tax assets	811,896	2,586,208	354,052
Less: valuation allowance	-	-	-
Net deferred tax assets	811,896	2,586,208	354,052
Deferred tax liabilities:
Deferred costs on unsigned contracts
for tax purposes	(240,869)	(225,059)	(30,811)
Capitalized internal-use
and marketable software	(818,322)	(761,045)	(104,187)
Additional intangible assets through
acquisition	(4,474,385)	(4,326,242)	(592,262)
Total deferred tax liabilities	(5,533,576)	(5,312,346)	(727,260)

Net deferred tax liabilities	(4,721,680)	(2,726,138)	(373,208)

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

	December 31
	2006	2007	2007
	RMB	RMB	USD

Deferred tax assets - current	427,601	-	-
Deferred tax assets – non-current	143,426	2,586,208	354,052
Deferred tax liabilities – non current	(5,292,707)	(5,312,346)	(727,260)
	(4,721,680)	(2,726,138)	(373,208)

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

	2005	2006	2007	2007
	RMB	RMB	RMB	USD

Valuation allowance on deferred tax assets
at the beginning of the year	87,413	113,472	-	-
Increase (decrease) in valuation allowance	26,059	(113,472)	-	-
Total	113,472	-	-	-

A significant portion of the deferred tax assets recognized relates to net tax loss and credit carry forwards. The Company operates through the PRC entities and the valuation allowance is considered on each individual basis. Where no valuation allowance was recorded, the Company expects to generate sufficient taxable income in the future.

At December 31, 2005, one of Beijing Sihitech’s subsidiaries had net operating loss carry forwards for income tax purposes of RMB343,855. On November 16, 2006, Beijing Sihitech disposed of the subsidiary and accordingly the corresponding valuation allowance and the deferred tax assets were reversed during the year ended December 31, 2006.

The net tax loss attributable to those PRC entities can only be carried forward for a maximum period of five years.  The expiration period of unused tax losses is as follows:

December 31
	2006	2007	2007
	RMB	RMB	USD

Year ending December 31,
2007	-	-	-
2008	-	-	-
2009	-	-	-
2010	-	-	-
2011	-	-	-
2012	-	9,891,908	1,354,203
Tax losses that can be carried
forward indefinitely	-	-	-

	-	9,891,908	1,354,203

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

On January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109 (FIN48). This Interpretation provides guidance for recognizing and measuring uncertain tax positions, as defined in SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. Guidance is also provided regarding derecognition, classification and disclosure of these uncertain tax positions. The Company classified all interest and penalties related to tax uncertainties as income tax expense. The Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statue of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. On January 1, 2007, the Company had an uncertain tax positions arisen from the Share Exchange Transactions. Yucheng considered such contingent tax liabilities to be remote which would not affect the Company’s consolidated financial position and results of operations or cash flow (note 21). There are no estimated interest costs and penalties provided in the Company’s consolidated financial statements for year ended December 31, 2007.

8     Fixed assets

	December 31
	2006	2007	2007
	RMB	RMB	USD

Gross fixed assets
Property	-	3,925,312	537,375
Office equipments	7,642,109	16,933,793	2,318,237
Machinery	-	14,501,167	1,985,210
Furniture	367,018	938,353	128,461
Motor vehicles	2,274,048	4,168,461	570,662
Leasehold improvement	3,137,178	3,852,499	527,407
Total gross fixed assets	13,420,353	44,319,585	6,067,352

Accumulated depreciation	6,958,874	10,995,171	1,505,239

Total fixed assets, net	6,461,479	33,324,414	4,562,113

Depreciation expense on fixed assets were RMB1,892,690, RMB1,813,737 and RMB4,200,931, which includes amortization of fixed assets acquired under capital lease obligations of nil, nil and RMB699,755 for 2005, 2006, and 2007 respectively. Gross assets remaining under capital leases were nil and RMB4,561,060 at December 31, 2006 and 2007. Accumulated depreciation associated with capital leases were nil and RMB699,755 at December 31, 2006 and 2007.

 YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

9     Intangible assets

			Capitalized	Capitalized	Customer
		Purchased	marketable	internal-use	relation-	Other
		software	software	software	ships	technology	Total

Balance as at
January 1, 2006	RMB	1,498,800	3,130,682	145,967	-	-	4,775,449
Additions		-	1,366,549	-	-	-	1,366,549
Additions through acquisition
of a subsidiary (note 23)		185,243	2,029,692	134,214	9,682,788	20,146,446	32,178,383
Elimination from disposal
of subsidiary		(282,211)	-	-	-	-	(282,211)
Amortization		(377,096)	(1,369,569)	(83,978)	-	-	(1,830,643)
Balance as at
December 31, 2006	RMB	1,024,736	5,157,354	196,203	9,682,788	20,146,446	36,207,527

Additions through acquisitions
of subsidiaries (note 23)		-	-	-	1,964,400	2,946,600	4,911,000
Additions		5,145,600	2,328,100	-	-	5,000,000	12,473,700
Amortization		(232,820)	(2,678,088)	(51,027)	(3,227,596)	(6,195,026)	(12,384,557)
Balance as at
December 31, 2007	RMB	5,937,516	4,807,366	145,176	8,419,592	21,898,020	41,207,670
Balance as at
December 31, 2007
(note 2(c))	USD	812,846	658,129	19,875	1,152,642	2,997,839	5,641,331

Amortization expense was RMB1,455,271, RMB1,830,643 and RMB12,384,557 for the years ended December 31, 2005, 2006 and 2007 respectively. Estimated annual amortization expense for each of the next five years is as follows

Year ending
31 December	RMB

2008	15,003,716
2009	13,991,173
2010	5,024,074
2011	4,286,712
2012	2,746,990
41,052,665

10    Short-term loan

	December 31
	2006	2007	2007
	RMB	RMB	USD

Short-term borrowing from bank	32,000,000	35,000,000	4,791,501

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

        (Expressed in Chinese Renminbi)

The short-term borrowing of RMB32,000,000 as of December 31, 2006 represents the sum of three borrowings, comprising:

(i)	the borrowing of RMB15,000,000 effective from July 14, 2006 to January 13, 2007 with an annual interest rate of 5.94% and such borrowing was fully settled on January 13, 2007;
(ii)	the borrowing of RMB2,000,000 effective from August 3, 2006 to August 3, 2007 with an annual interest rate of 5.85%; and
(iii)	the borrowing of RMB15,000,000 effective from September 4, 2006 to September 4, 2007 with an annual interest rate of 6.12%.

All the above three borrowings are secured by guarantee agreements with third parties and are subject to an annual guarantee fee of 1.782% on these secured borrowing.

The short-term borrowing of RMB35,000,000 as of December 31, 2007 represents the sum of two borrowings, comprising:

(i)           the borrowing of RMB20,000,000 effective from December 14, 2007 to December 14, 2008 with an annual interest rate of 8.019%; and
(ii)          the borrowing of RMB15,000,000 effective from September 7, 2007 to March 7, 2008 with an annual interest rate of 6.831%.

All the above two borrowings are guaranteed by Yuxinyicheng and Mr. Weidong Hong without bearing guarantee fee.

11    Trade accounts payable

	December 31
	2006	2007	2007
	RMB	RMB	USD

Jianyin Technology Development Co., Ltd.	1,313,513	-	-
Jianyin Computer Co., Ltd.	721,368	-	-
Other suppliers	34,707,611	93,759,731	12,835,711
Total	36,742,492	93,759,731	12,835,711

Jianyin Technology Development Co., Ltd. and Jianyin Computer Co., Ltd. are related parties of the Company’s largest bank customer.

12   Long-term loan

Long-term loan at December 31, 2006 and 2007 consists of the following:

	December 31
	2006	2007	2007
	RMB	RMB	USD

Long-term loan from bank	3,500,000	-	-

Less: current portion	(3,500,000)	-	-
Long-term loan, excluding current portion	-	-	-

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

        (Expressed in Chinese Renminbi)

The long-term loan is effective from January 18, 2005 to December 28, 2007, with an annual interest rate of 5.76%.  Interest is to be paid on December 27, 2005 and 2006.  Principal payments of RMB1,500,000 and RMB3,500,000 are due on December 28, 2006 and December 28, 2007, respectively.  Borrowed amounts are secured by a guarantee agreement with a third party.  The Company must pay an annual guarantee fee of 1.5% on the secured borrowing.

13   Capital leases

Certain of office equipment fixed assets have been acquired under capital leases. As of December 31, 2007, obligations under capital leases – non-current were as follows:

	RMB	USD
Year ending December 31:
2008	1,644,548	225,139
2009	1,659,192	227,143
2010	880,001	120,472
Total net minimum lease payments	4,183,741	572,754
Less: Amount representing interest	(322,436)	(44,141)
Present value of net minimum lease payments	3,861,305	528,613
Less: current portion	(1,450,841)	(198,620)
Obligations under capital leases – non-current	2,410,464	329,993

14   Other current liabilities

	December 31
	2006	2007	2007
	RMB	RMB	USD

Advances from customers	3,030,915	10,067,724	1,378,272
Taxes payable, excluding income tax	10,297,029	12,887,053	1,764,238
Accrued expenses	4,770,642	3,727,646	510,315
Education surcharge payable	290,231	392,480	53,730
Commission payable	-	1,500,000	205,350
Others	3,788,874	7,916,988	1,083,836
Total	22,177,691	36,491,891	4,995,741

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

        (Expressed in Chinese Renminbi)

15   Minority interests

	December 31
	2006	2007	2007
	RMB	RMB	USD

Balance as of January 1, 2007	-	-	-
Addition for the year	-	5,199,312	711,786
Balance as of December 31, 2007	-	5,199,312	711,786

Minority interests as of December 31, 2007 pertain to the minority shareholders’ equity interests in Yuxinyicheng Information, Hongzhi and Easycon.

16   Reserves

During the three ended December 31, 2007, the Company has followed the PRC Company Law to make appropriation of its profit to the statutory surplus reserve and statutory public welfare reserve respectively.

Statutory surplus reserve

In accordance with PRC Company Law, the Company is required to appropriate at least 10% of the profit arrived at for each year to the statutory surplus reserve.  Appropriation to the statutory surplus reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year.

The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory surplus reserve.  Appropriation to the statutory surplus reserve must be made before distribution of dividends to owners.  The appropriation is required until the statutory surplus reserve reaches 50% of the registered capital.  This statutory surplus reserve is not distributable in the form of cash dividends but only on liquidation. It can be used to make good of previous losses, if any, and may be utilised for business expansion or converted into capital by increasing registered capital to existing equity owners in proportion to their equity holding, provided that remaining reserve balance after such conversion is not less than 25% of the registered capital.

Statutory public welfare reserve

In accordance with PRC Company Law, the Company appropriates 5% of the profit arrived at for each year to the statutory public welfare reserve.  Appropriation to the statutory public welfare reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year.

The fund can only be utilized for capital items for the collective benefit of the Company’s employees such as construction of dormitories, canteens and other staff welfare facilities. This fund is non-distributable other than on liquidation.  The transfer to this fund must be made before distribution of any dividends.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
 Notes to Consolidated Financial Statements

        (Expressed in Chinese Renminbi)

17   Accumulated other comprehensive income (loss)

As of December 31, 2006 and 2007, the only component of accumulated other comprehensive income (loss) was translation reserve.

18   Revenues
	2005	2006	2007	2007
Revenues	RMB	RMB	RMB	USD

IT solutions and services
Channel related	5,528,851	19,431,743	53,008,534	7,256,870
Business related	917,889	10,693,184	45,523,879	6,232,221
Management related	39,709,447	50,361,366	97,494,405	13,346,988
IT services	14,950,653	18,949,291	34,606,201	4,737,590
System integration	116,219,840	190,214,841	204,885,823	28,048,876
Total revenues	177,326,680	289,650,425	435,518,842	59,622,545

During the year ended December 31, 2007, the Company realigned its revenue streams based on different types of services offered to customers, namely “Channel related”, “Business related” and “Management related”. As required by SFAS no. 131, the prior years’ information has been restated to conform with the current year’s presentation.

19   General and administrative expenses

General and administrative expenses are shown net of the following credits:

	2005	2006	2007	2007
	RMB	RMB	RMB	USD

Value-added tax refund for software
products sold	179,486	1,281,395	2,554,227	349,673
Technology subsidy	372,000	1,041,000	3,302,741	452,146
Business tax and surcharges refund	75,900	-	1,459,746	199,839
Other	380,886	837,968	-	-
Total	1,008,272	3,160,363	7,316,714	1,001,658

Some of the subsidiaries of the Company were granted subsidies by the local government to encourage development of high-tech enterprises.  There were no performance obligations related with such subsidies.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
 Notes to Consolidated Financial Statements

        (Expressed in Chinese Renminbi)

20   Earnings per share

The following table sets forth the computation of basic and diluted net earnings per share for the years indicated:

	2005	2006	2007	2007
	RMB	RMB	RMB	USD
Net income (numerator)
- basic and diluted	14,530,600	40,730,724	66,714,428	9,133,208
Shares (denominator):

Weighted average ordinary shares
outstanding used in computing
basic net earnings per share	3,754,484	8,118,335	13,144,681	13,144,681
Incremental weighted average
common shares from assumed
exercise of Warrants (note 22)	-	2,173,973	1,191,573	1,191,573
common shares from assumed
exercise of UPOs (note 22)	-	-	81,111	81,111
contingent considerations in
relation to Share Exchange
transaction (note 1)	-	-	952,832	952,832
Weighted average common share
outstanding used in computing
diluted net earnings per share	3,754,484	10,292,308	15,370,197	15,370,197

Net earnings per share - basic	3.87	5.02	5.08	0.69

Net earnings per share - diluted	3.87	3.96	4.34	0.59

For the years prior to the date of the Share Exchange Transactions, the number of shares included in the net earnings per common share above has been retrospectively restated to reflect the number of shares to which Sihitech BVI Shareholders and their designee are entitled at the date of the Share Exchange Transaction.

As disclosed in note 1, the Share Exchange Transactions during 2006 provides for potential purchase price reduction by return and cancellation of an aggregate of 773,045 common shares of Yucheng, the return and cancellation of which is contingent upon failure of the attainment of certain amounts of earnings. As the term of the contingency has not been met at December 31, 2007, Yucheng does not consider the above contingency to be probable and accordingly, no adjustment for the purchase price in respect to the 773,045 shares of common stock was recorded in the consolidated financial statements of Yucheng for the year ended December 31, 2007. Accordingly, no adjustment to the number of shares to which Sihitech BVI Shareholders and their designee maybe entitled at the date of the Share Exchange Transaction is made in calculating the earnings per share for each of the three years ended 31 December, 2007.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

21   Commitments and contingencies

Other than the capital leases disclosed in note 13, the Company also leases office space under operating leases. The leases typically run for one to three years with an option to renew the lease annually thereafter.  Lease payments are increased annually to reflect market rentals.  None of these leases includes contingent rentals.

Non-cancellable operating lease rentals at December 31, 2007 are payable as follows:

	RMB	USD
Payable:
Within 1 year	3,197,666	437,761
Within 1-2 years	1,028,347	140,781
Within 2-3 years	-	-
	4,226,013	578,542

The Company recognized RMB3,120,831, RMB3,776,761 and RMB5,277,626 of rental expense for the years ended December 31, 2005, 2006, and 2007, respectively.

In 2007, the Company acquired 5 entities. Under the acquisition agreements, additional considerations will be paid contingent on specific events in 2008 (note 23). As of December 31, 2007, the maximum contractual obligation for the contingent consideration in relations to the acquisitions is RMB6,210,000.

Yucheng has assessed the contingent tax liabilities that may arise from the Share Exchange Transactions and consider such contingent tax liabilities to be remote. As of December 31, 2007, such contingent tax liabilities are reasonably possible to be approximately US$175,000 based on the information currently available.  If these contingent tax liabilities were undertaken, an amount of US$175,000 would be recorded as income tax payable and be charged to equity because the assumption of such liabilities by Yucheng is part of the recapitalisation in connection with the Stock Exchange Transactions.  However, Yucheng does not expect to incur tax liabilities in this connection.

On August 21, 2007, a suit was filed in San Diego Superior Court against China Unistone Acquisition Corporation, Beijing Sihitech and its non-executive chairman; and on February 22, 2008 the Company was added as a Doe defendant in this lawsuit. The plaintiff alleged China Unistone Acquisition Corporation breached an oral contract regarding a finder’s fee and seeks general damages, US$109,275 cash, the issuance of 150,179 shares of the Company and the payment of 4% of any future compensation which Beijing Sihitech and its original shareholders are entitled to receive as a result of the Company’s acquisition of Beijing Sihitech. The lawsuit is in its initial stage and it is not possible to reliably predict the outcome of this litigation with certainty. However, Yucheng believes that these allegations are meritless and Yucheng is aggressively defending the action and will seek to have it dismissed.  As of December 31, 2007, no loss amount has been accrued because a loss is not considered probable.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

The Company provides indemnifications of varying scope and size to certain customers against claims of intellectual property infringement made by third parties arising from the use of the products.  Due to the nature of the indemnification provided, the Company cannot estimate the fair value, nor determine the total nominal amount of the indemnification.  The Company evaluates estimated losses for such indemnifications under SFAS No. 5, Accounting for Contingencies, as interpreted by FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.  The Company considers such factors as the degree of probability of an unfavourable outcome and the ability to make a reasonable estimate of the amount of loss.  To date, the Company has not encountered material costs as a result of such obligations and have not accrued any liabilities related to such indemnifications in the financial statements.

The product warranty accrual reflects management’s best estimate of probable liability under its product warranties.  Management determines the warranty accrual based on known product failures (if any), historical experience, and other currently available evidence.  As at December 31, 2006 and 2007, the warranty accrual was nil.  There has been no significant activity impacting the results of operations for any period presented.

22   Warrants and unit purchase options

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

Each Warrant will entitle the holder to purchase from Yucheng one share of common stock at an exercise price of US$5.00 commencing on the date of the Stock Exchange Transactions and expiring on November 17, 2009 (being five year after the date of the prospectus of CUAC). The Warrants will be redeemable at a price of US$0.01 per Warrant upon 30 days’ notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least US$8.50 per share for any 20 trading days within 30 trading day period ending on the third day prior to the date on which notice of redemption is given. 6,866,486 warrants have been exercised before December 31, 2007, and 33,514 warrants have been redeemed.

UPOs were granted and recorded in connection with the initial public offering of CUAC in 2004 to the underwriters for nominal consideration. UPOs may be exercised for cash or on a cashless basis at the holders’ option, such that the holders may use the appreciated value of the UPOs to exercise the option with the payment of any cash.  UPOs are convertible into shares and Warrants at the discretion of Yucheng and the UPOs holders. The 150,000 UPOs have been converted to 216,047 common shares before December 31, 2007. The remaining 150,000 UPOs will be expired on November 18, 2009.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

23   Acquisition of subsidiaries

Acquisition of e-Channels

On November 24, 2006, Yucheng acquired all of the outstanding shares of e-Channels BVI in exchange for an aggregate consideration of approximately RMB81.5 million, which was satisfied by cash consideration of RMB9,902,287 and 1,573,836 shares of common stock of Yucheng with a fair value of approximately RMB71,550,128. The fair value of Yucheng’s shares was based upon the actual number of shares issued to the e-Channels BVI shareholders using the average closing trading price of Yucheng’s common stock on the Over-the-Counter Bulletin Board for the period from 2 days before and after the announcement date of the acquisition.

Under the Share Exchange Transaction, Yucheng are obligated to make additional payment in relation to acquisition of e-Channels if the contingent conditions described in note 1 are achieved. During the year ended December 31, 2007, the contingent became certain and Yucheng were obligated to make an additional payment of RMB28,271,879 among which RMB11,158,941 was settled by cash and the remaining of RMB17,112,938 to be settled by cash and common stock was accrued and included in the outstanding payment in relation to business acquisitions under current liabilities as of December 31, 2007.

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

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

RMB

Plant and equipment	1,153,323
Intangible assets	32,178,383
Goodwill	65,545,486
Inventories	1,085,475
Trade receivables	13,574,386
Cost and estimated earnings in excess of billings on uncompleted Contracts	10,302,776
Pre-contract costs	77,815
Other current assets	4,033,438
Cash and bank balances	2,109,202
Short term loan	(2,000,000)
Trade payables	(1,864,975)
Billings in excess of costs and estimated earnings on uncompleted Contracts	(1,250)
Other current liabilities	(859,087)
Income taxes payables	(800,804)
Dividend payables to subsidiary ex-owners	(10,000,000)
Deferred income taxes	(4,809,874)
Long-term liability	-

Total purchase price	109,724,294

Satisfied by:
Cash paid	21,061,228
Other payables	17,112,938
Common stock	71,550,128
109,724,294

Analysis of net outflow of cash and cash equivalents in respect of the purchase of the subsidiary:

RMB

Cash consideration	(21,061,228)
Cash and bank balances acquired in the acquisition	2,109,202
Total net cash paid in the acquisition	(18,952,026)
Less: cash paid during the year ended December 31, 2006	7,793,085
Net cash paid during the year ended December 31, 2007	(11,158,941)

The goodwill from the acquisition of e-Channels of RMB65,545,486 is expected to be non-deductible for tax purposes.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

Included as intangible assets listed in the above table as of the acquisition date are the following components of intangible assets based on management best estimate:

	Amount	Estimated useful life
	RMB
Purchased software	185,243	5 years
Capitalized marketable software	2,029,692	3 years
Capitalized internal-use software	134,214	3 years
Customer relationships	9,682,788	3 years
Other technology	20,146,446	3-5 years
	32,178,383

Acquisition of Sunrisk, Easycon, Recency, Fuyie and Fuyi

In 2007, the Company acquired 5 entities for an aggregate consideration of RMB106,740,000, among which RMB68,500,000 had been settled in cash and RMB38,240,000 was accrued and included as of December 31, 2007. An additional consideration may be paid in 2008 contingent on achieving specified earnings levels in 2008. As of December 31, 2007, the contingency has not been resolved and accordingly no adjustment for the purchase price in respect of the further consideration of RMB6,210,000 was recorded in the consolidated financial statements for the year 2007.

On January 18, 2007, Yuxinyicheng acquired 100% equity interest of Sunrisk. According to the acquisition agreement, the total consideration would be RMB45,000,000. As of December 31, 2007, the targets have been achieved, total consideration shall be RMB45,000,000, among which RMB34,500,000 has been paid and the remaining RMB10,500,000 was accrued and included in the outstanding payment in relation to business acquisitions under current liabilities. This acquisition was completed on February 28, 2007.

On May 14, 2007, Beijing Sihitech acquired 75% equity interest of Easycon. According to the acquisition agreement the total consideration is RMB22,250,000. As of December 31, 2007, RMB17,250,000 of the total consideration has been paid, and the remaining contingent payment of RMB5,000,000 was accrued and included in the outstanding payment in relation to business acquisitions under current liabilities. This acquisition was completed on June 30, 2007.

On June 26, 2007, Yuxinyicheng acquired 100% equity interest of Recency. According to the acquisition agreement, the total consideration would be RMB25,000,000. As of December 31, 2007, RMB14,750,000 of the consideration has been paid and the remaining RMB10,250,000 was accrued and included in the outstanding payment in relation to business acquisitions under current liabilities. This acquisition was completed on July 31, 2007.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

On October 31, 2007, Yuxinyicheng acquired 100% of interests of Fujie and Fuyi. According to the acquisition agreement, the total consideration would be RMB14,490,000 with a maximum further consideration of RMB6,210,000 contingent on the audited net income of the two companies for 2008. If the audited net income of the two companies for 2008 are not less than RMB5,200,000, a further consideration RMB6,210,000 would be paid. As of December 31, 2007, RMB2,000,000 has been paid, and RMB12,490,000 was accrued and included in the outstanding payment in relation to business acquisitions under current liabilities. The remaining contingent payment of RMB6,210,000 in relation to 2008 specified earnings levels was not accrued and only recorded at the cost of acquisition until the specified earnings levels met. Yucheng does not consider the above contingency to be probable and accordingly, no adjustment for the purchase price in respect to the further consideration of RMB6,210,000 was recorded in the consolidated financial statements for the year 2007.

The management believe that the above 5 acquisitions will broaden Yucheng’s existing IT solution and service offerings and give Yucheng a platform to serve small to medium sized banks. All the considerations were identified based on the market and negotiation.

Additional cash purchase consideration

These acquisitions were recorded by allocating the cost of acquisitions to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values at the acquisition date. The excess of the cost of the acquisitions over the net of amounts assigned to the fair value of the assets acquired and the liabilities assumed is recorded as goodwill. The valuation of assets and liabilities has been determined and the purchase price has been allocated as follows:

RMB

Plant and equipment	2,296,850
Intangible assets	4,911,000
Goodwill	103,816,020
Trade receivables	16,222,361
Pre-contract costs	5,243,183
Other current assets	12,302,985
Cash and bank balances	3,097,045
Trade payables	(5,211,542)
Other current liabilities	(37,492,048)
Income taxes payables	(74,253)
Long-term liability	(770,000)
Deferred income taxes	(1,227,750)
Minority interests	3,626,149

Total purchase price	106,740,000

Satisfied by:
Cash	68,500,000
Other payables	38,240,000
106,740,000

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

Analysis of net outflow of cash and cash equivalents in respect of the purchase of the subsidiary:

RMB

Cash consideration	(68,500,000)
Cash and bank balances acquired in the acquisition	3,097,045
Total net cash paid in the acquisition	(65,402,955)
Less: cash paid during the year ended December 31, 2006	24,750,000
Net cash paid during the year ended December 31, 2007	(40,652,955)

The goodwill from the acquisition of Sunrisk, Easycon, Recency, Fuyie and Fuyi of RMB103,816,020 is expected to be non-deductible for tax purposes.

Included as intangible assets listed in the above table as of the acquisition date are the following components of intangible assets based on management best estimate:

	Amount	Estimated useful life
	RMB
Customer relationships	1,964,400	5 years
Other technology	2,946,600	5 years
	4,911,000

Pro Forma Results

The following unaudited pro forma financial information presents the combined results of the operations of Sihitech, e-Channels and all companies acquired in 2007 as if the acquisitions had occurred as of January 1, 2006. The unaudited pro forma information is not intended to represent or be indicative of the Company’s consolidated results of operations or financial condition that would have been reported had the acquisition been completed as of the beginning of the periods presented and should not be taken as indicative of the Company’s future consolidated results of operations or financial condition.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

	2006	2007	2007
	RMB	RMB	USD
			(note 2 (c))
Revenues:
IT solutions and services	202,784,119	261,907,993	35,855,214
System integration	190,214,839	204,885,823	28,048,876
Total revenues	392,998,958	466,793,816	63,904,090

IT solutions and services	(88,397,476)	(110,191,477)	(15,085,217)
System integration	(171,925,980)	(181,677,026)	(24,871,591)
Total cost of revenues	(260,323,456)	(291,868,503)	(39,956,808)
Gross profit	132,675,502	174,925,313	23,947,282
Operating incomes (expenses):
Research and development expenses	(3,764,931)	(8,369,567)	(1,145,794)
Selling and marketing expenses	(28,459,647))	(35,719,639)	(4,890,020)
General and administrative expenses	(43,555,893)	(55,452,862)	(7,591,499)
Total operating expenses	(75,780,471)	(99,542,068)	(13,627,313)
Other income (expenses):
Interest income	169,082	1,833,507	251,007
Interest expense	(1,624,712)	(2,452,510)	(335,749)
Income from short-term investment	-	3,494,446	478,390
Equity in loss of affiliates	(134,986)	-	-
Other income (expense), net	48,493	(474,155)	(64,912)
Income before income taxes
and minority interests	55,352,908	77,784,533	10,648,705

Income tax expense	(3,982,389)	(5,833,532)	(798,611)
Income before minority interests	51,370,519	71,951,001	9,850,094

Minority interests	-	(1,813,141)	(248,219)

Net income	51,370,519	70,137,860	9,601,875
Earnings Per Share
– Basic	6.33	5.34	0.73
– Diluted	4.99	4.56	0.62
Weighted average common shares outstanding
– basic	8,118,335	13,144,681	13,144,681
– diluted	10,292,308	15,370,197	15,370,197

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
 Notes to Consolidated Financial Statements

        (Expressed in Chinese Renminbi)

24   Disposal of a subsidiary

On May 8, 2006, Beijing Sihitech disposed its entire interest in Beijing Sihitech Information Consulting Co., Ltd. The entire results, assets and liabilities of Beijing Sihitech Information Consulting Co., Ltd.  have been excluded from the consolidated financial statements since the effective date of the disposal. The purchase price and preliminary fair value of the acquired assets are not material to our consolidated financial statements.

25   Significant related party transactions

(a)   Identity of related parties

Related parties identified for the years ended December 31, 2005, 2006, and 2007 are summarized as follows:

	Relationship with	Shareholding	Shareholding	Shareholding
	the Company	for 2005	for 2006	for 2007

Mr. Weidong Hong	Shareholder and CEO	Note 1	23.64%	13.56%

Mr. Shuo Zeng	Shareholder and COO	Note 2	7.12%	4.91%

Beijing Hengli
Plastic Machine
Co., Ltd.	Affiliate	50%	50%	50%

Shanghai Sihitech
Sanjian Technology
Co., Ltd. (“Sanjian”)	Affiliate	50%	50%	50%

Beijing Sihitech Shuyi
Technology Co., Ltd.
(“Shuyi”)	Affiliate	35%	0%	0%

  Note 1: Before the Share Exchange Transaction was completed on November 24, 2006, Mr. Weidong Hong held 42% of Sihitech.
  Note 2: Before the Share Exchange Transaction was completed on November 24, 2006, Mr. Shuo Zeng held 43% of e-Channels.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

(b)   Related party transactions

The significant related party transactions of the Company are summarised as follows:

	2005	2006	2007	2007
	RMB	RMB	RMB	USD

Advances to affiliates
-Hengli	437,892	23,464	69,440	9,506

Repayment of advances to affiliates
-Hengli	(500,000)	-	-	-

Repayment of borrowing from affiliates
-Shuyi	950,000	500,000	-	-

Borrowing from shareholder	(5,000,000)	-	-	-

Repayment of borrowing
from shareholder	1,000,000	4,000,000	-	-

Advances to shareholders	3,452,962	3,609,155	53,804	7,366

Collection of advances to shareholders	(569,524)	(1,056,234)	(333,063)	(45,596)

The transactions do not have fixed terms.  Balances relating to the above transactions are non-interest bearing and payable on demand. Other than this matter, the Board of Directors of the Company is of the opinion that the above transactions were in the normal course of business and on normal commercial terms.

(c)   Related party balances

The balances of related party receivables and payables at the year-end are summarised as follows:

	December 31
	2006	2007	2007
	RMB	RMB	USD

Due from Mr. Weidong Hong and Mr. Shuo Zeng	386,867	-	-
Due from an affiliate	-	937,457	128,337
Due to affiliates	(907,948)	-	-

26   Share option plan

On November 24, 2006, Yucheng adopted the 2006 performance equity plan (the “Plan”) which allows Yucheng to offer a variety of incentive awards to employees. Options to purchase 1,500,000 share of common stock of Yucheng are authorised under the Plan.

As of December 31, 2007, no options under the Plan have been granted.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Expressed in Chinese Renminbi)

27   Subsequent events

On January 22, 2008, Beijing Sihitech acquired a further 25% equity interest of Easycon from its minority shareholders at an aggregate consideration of RMB7,200,000. RMB6 million was paid on February 2, 2008, RMB 1.2 million was paid on April 1, 2008.

On February 19, 2008, Yucheng signed a non-binding Memorandum of Understanding (MoU) with 3i Infotech, a global provider of IT solutions and the fourth largest Indian software products company to set up a 51:49 Joint Venture in the People's Republic of China.