Form 20-F
period 2008-12-31
Yucheng Technologies LTD
filed 2009-06-30
CIK 1356462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ________________ to ________________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________________

Commission file number: 001-33134

Yucheng Technologies Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Beijing Global Trade Center, Tower D , Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing
100013, P.R. China
 (Address of principal executive offices)

Weidong Hong, Chief Executive Officer, Tel: +86 10 5913 7700, Fax: +86 10 5913 7800
Beijing Global Trade Center, Tower D , Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing
100013, P.R. China

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
17,575,685 ordinary shares

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
☒  Yes      ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 c) Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☒  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):
☐  Large Accelerated Filer     ☒  Accelerated Filer      ☐    Non-Accelerated Filer

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
☐  Yes      ☐  No

YUCHENG TECHNOLOGIES LIMITED

TABLE OF CONTENTS

i

Introduction

 Unless otherwise indicated, references in this annual report to:

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong SAR, Macau SAR and Taiwan.

•	“NASDAQ” refers to the NASDAQ Global Market.

•	“Renminbi” or “RMB” refers to the legal currency of China.

•	“SEC” refers to the United States Securities and Exchange Commission.

•	“Securities Act” refers to the Securities Act of 1933, as amended.

•	“Shares” or “ordinary shares” refers to our ordinary shares, of no par value. “USD”, “U.S. dollars”, “dollar” and “US$” refer to the legal currency of the United States.

In addition, unless otherwise indicated, references in this annual report to:

•	“Yucheng” refers to the Yucheng Technologies Limited, as a whole or any portion thereof, unless expressly stated otherwise.

•	“Beijing Sihitech” refers to Beijing Sihitech Technology Co., Ltd. and, unless the context otherwise requires, its subsidiaries.

•	“China Unistone” refers to China Unistone Acquisition Corporation.

•	“Easycon” refers to Beijing Easycon Electronics Limited.

•	“e-Channels” refers to Beijing e-Channels Century Technology Co., Ltd.

•	“e-Channels BVI” refers to Port Wing Development Co., Ltd.

•	“Fujie” refers to Shanghai Fujie Business Consulting Limited.

•	“Fuyi” refers to Shanghai Fuyi Business Consulting Limited.

•	“Recency” refers to Chengdu Recency Technologies Limited.

•	“Sihitech BVI” refers to Ahead Billion Venture Ltd.

•	“Sunrisk” refers to Beijing Yuxinhengsheng Information Technology Limited.

•	“Yuxinyicheng Information” refers to Beijing Yuxinyicheng Information.

•	“we,” “us,” “our company,” “our,” “the Company” and “Yucheng” refer to Yucheng Technologies Limited and, unless the context otherwise requires, its subsidiaries and predecessors.

•
“Tier I banks” or “Top Four banks” refers to the four largest state-controlled banks in China, namely the Industrial and Commercial Bank of China, the Bank of China, China Construction Bank and the Agricultural Bank of China; “Tier II banks” or “Joint-Stock banks” refers to the other 13 national commercial banks in China; and “Tier III banks” or “SMBs” refers to small and mid-sized banks in China.

This annual report contains statistical data relating to the banking industry in China that we obtained from various publications.  These publications generally indicate that they have obtained their information from sources believed to be reliable, but we do not guarantee the accuracy and completeness of their information.  Although we believe that these publications are reliable, we have not independently verified their statistical data.  These statistical data may not be comparable to similar statistics collected for the industry in the United States or other countries.

Forward-Looking Information

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry.  All statements other than statements of historical fact in this annual report are forward-looking statements.  These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or other similar expressions.  The forward-looking statements included in this annual report relate to, among other things:

•	our goals and strategies, including how we effect our goals and strategies;

•	our expectations for our future business development, business prospects, results of operations and financial condition;

•	expected changes in our revenue composition, margins and certain costs or expenditures;

•	our future contracting and pricing strategies or policies;

•	our plans to expand our business operations and product offerings;

•	competition from other providers of IT services and products;

•	the time to develop and market new services and products;

•	PRC governmental policies relating to the business development, banking regulation and regulation of the financial services sector; and

•	other “forward-looking” information.

We believe it is important to communicate our expectations to our stockholders.  However, there may be events in the future that we are not able to predict accurately or over which we have no control.  The risk factors and cautionary language discussed in this annual report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations in these forward-looking statements, including, among other things:

•	changing interpretations of generally accepted accounting principles;

•	outcomes of government reviews, inquiries, investigations and related litigation;

•	continued compliance with government regulations;

•	legislation or regulatory environments, requirements or changes adversely affecting the businesses in which we and our PRC operating companies are engaged;

•	geopolitical events and regulatory changes; and

•	the effect of world recession and declines in global and specific country GDP on the world financial sector and the Chinese economy.

These forward-looking statements involve various risks, assumptions and uncertainties.  Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot make assurance that our expectations will turn out to be correct.  Our actual results could be materially different from and worse than our expectations.  Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information — D. Risk factors” and elsewhere in this annual report.

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

A.    Selected financial data.

SELECTED CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data for the three years ended December 31, 2008 are derived from our audited consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or US GAAP, and have been audited by BDO Limited, an independent registered public accounting firm.  The report of BDO Limited on those consolidated financial statements is included elsewhere in this annual report.  This information is only a summary and should be read together with the consolidated financial statements, the related notes and other financial information included in this annual report.  Our selected consolidated financial data for the year ended December 31, 2004 and 2005 have been derived from our audited consolidated financial statements, which are not included in this annual report.

Yucheng Technologies Limited, or Yucheng, was incorporated on November 17, 2005 as a subsidiary of China Unistone.  After completion of a redomestication merger of China Unistone with and into Yucheng and the acquisition by Yucheng of Sihitech BVI and e-Channels BVI on November 24, 2006, Yucheng became the holding company of our business.  Sihitech BVI was our predecessor from an accounting perspective, and the purchase method of accounting was used in consolidating e-Channels BVI and China Unistone into Sihitech BVI.

Revenues represented in this section are net of business tax.

The following table sets forth our selected consolidated statement of income data.

	Year Ended December 31,
	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB	USD
	(in thousands, except earnings per share and share numbers)

Revenues	244,882	177,327	289,650	435,519	676,819	99,028

Cost of revenues	(192,260)	(133,085)	(215,332)	(277,826)	(449,277)	(65,735)

Gross profit	52,622	44,242	74,318	157,693	227,542	33,293

Operating expenses:
Research and development	(695)	(352)	(902)	(8,370)	(10,148)	(1,485)
Selling and marketing	(14,453)	(11,181)	(13,990)	(29,053)	(49,383)	(7,225)
General and administrative	(14,423)	(13,913)	(14,170)	(50,668)	(95,425)	(13,962)
Total operating expenses	(29,571)	(25,446)	(29,062)	(88,091)	(154,956)	(22,672)

Income from operations	23,051	18,796	45,256	69,602	72,586	10,621

Other income (expenses):
Interest income	157	142	117	1,818	1,259	184
Interest expense	(224)	(617)	(1,263)	(1,937)	(3,783)	(554)

Income (loss) from short-term investment	−	−	−	3,494	(529)	(77)
Loss from equity method investee	(445)	(759)	(135)		(1,280)	(187)
Other income, net	112	431	27	1,078	493	72
Total other income (expenses)	(400)	(803)	(1,254)	4,453	(3,840)	(562)

Income before minority interests and income taxes	22,651	17,993	44,002	74,055	68,746	10,059
Income tax (expenses) benefits	(1,810)	(3,462)	(3,271)	(5,528)	9,538	1,395

Income before minority interests	20,841	14,531	40,731	68,527	78,284	11,454
Minority interests	(260)	−	−	(1,813)	2,711	397
Net income	20,581	14,531	40,731	66,714	80,995	11,851

Earnings per share (basic)	5.48	3.87	5.02	5.08	4.61	0.67

Earnings per share (fully diluted)	5.48	3.87	3.96	4.34	4.33	0.63

Weighted average ordinary shares outstanding (basic)	3,754,484	3,754,484	8,118,335	13,144,681	17,566,898	17,566,898

Weighted average ordinary shares outstanding (fully diluted)	3,754,484	3,754,484	10,292,308	15,370,197	18,691,852	18,691,852

The following table sets forth our selected consolidated balance sheet data.

	As of December 31,
	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB	USD
	(in thousands)
Cash	39,831	42,716	98,358	222,494	239,751	35,079
Trade accounts receivable	49,283	55,209	116,606	203,451	280,654	41,064
Total current assets	104,400	144,104	305,848	572,304	647,311	94,711
Goodwill	−	−	37,274	169,362	187,816	27,480
Total assets	118,277	159,137	389,141	821,747	943,887	138,104
Total current liabilities	73,836	101,547	141,218	315,727	367,352	53,749
Total liabilities	74,107	105,539	146,511	323,450	373,328	54,623
Stockholders’ equity	41,168	53,599	242,629	493,098	558,536	81,722
Total liabilities and stockholders’ equity	118,277	159,137	389,141	821,747	943,887	138,104

EXCHANGE RATE INFORMATION

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.  These rates are provided solely for investors’ reference and are not necessarily the exchange rates that are used in this annual report or will be used in the preparation of our other periodic reports or any other information to be provided by the company.

	Noon Buying Rate
	Period End	Average(1)	High	Low
	(Renminbi per USD1.00)
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1936	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2949	7.6058	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
November	6.8254	6.8281	6.8373	6.8220
December	6.8225	6.8539	6.8842	6.8225
2009
January	6.8283	6.8223	6.8283	6.8089
February	6.8258	6.8228	6.8328	6.8188
March	6.8223	6.8223	6.8291	6.8130
April	6.8112	6.8177	6.8230	6.8112
May	6.8143	6.8107	6.8188	6.8059

(1)
Averages for a period are calculated by using the average of the exchange rates on the end of each month during the period.  Monthly averages are calculated by using the average of the daily rates during the relevant period.

Source: Federal Reserve Bank of New York and the Bank of China

This annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates.  Translations from Renminbi to U.S. dollars at certain specified date refers to the noon buying rate on that particular date in The City of New York for cable transfers of Renminbi as certified for customs purpose by the Federal Reserve Bank of New York.  Unless otherwise stated, the translations of Renminbi into U.S. dollars have been made based on the noon buying rate on December 31, 2008, which was RMB6.8346 to USD1.00.  We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.  See “Item 3. Key Information — Risk factors — Risks related to doing business in China — Any fluctuations in exchange rates could result in foreign currency exchange losses” and “— Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively” for discussions on the effects of fluctuating exchange rates and currency control on the value of our ordinary shares.  On June 29, 2009, the noon buying rate was RMB6.8316 to USD1.00.

The People’s Bank of China, or the PBOC, issued a public notice on July 21, 2005 increasing the exchange rate of the Renminbi against the U.S. dollar by approximately 2.0% to RMB8.11 per USD1.00.  Further to this notice, the PRC government has reformed its exchange rate regime by adopting a managed floating exchange rate regime based on market supply and demand with reference to a portfolio of currencies.  Under this new regime, the Renminbi is no longer pegged to the U.S. dollar.  This change in policy has resulted in an approximate 16% appreciation of the Renminbi against the U.S. dollar between July 21, 2005 and June 29, 2009.  The PRC government may decide to adopt an even more flexible currency policy in the future, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

B.    Capitalization and indebtedness.

Not applicable.

C.    Reasons for the offer and use of proceeds.

Not applicable.

D.    Risk factors.

RISKS RELATING TO OUR BUSINESS

We have a limited operating history as a combined company, which makes evaluating our business and prospects difficult.

Our current business was formed upon the consummation of a three-party acquisition on November 24, 2006 among Yucheng, Sihitech BVI, parent of Beijing Sihitech, a company established in June 1999 that focused on providing system integration and other IT solutions and services, and e-Channels BVI, parent of e-Channels, a company established in February 2001 that focused on providing multi-channel software solutions and IT consulting services.  Our combined company has a limited operating history, which makes it difficult to evaluate our historical financial results and business prospects.  In addition, we acquired five companies in 2007.  See “Item 4. Information on the Company - A. History and development of the Company.”  Our future success depends on a successful integration of all these companies and the capturing of opportunities presented by these acquisitions.  If we experience difficulties in the integration process or are not able to take advantage of the perceived synergies between us and these companies, we may not be able to expand our operations and revenues as expected.

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

Our revenue has grown significantly in recent years.  Our revenue increased 50.4% from RMB289.7 million in 2006 to RMB435.5 million in 2007, and 55.4% from the 2007 revenue amount to RMB676.8 million in 2008.  In addition to our organic growth, our revenue growth, in particular the growth from 2006 to 2007, was significantly enhanced by our merger with e-Channels BVI on November 24, 2006 and our acquisitions of five companies in 2007.  In addition to revenues generated by these acquired companies, we were also able to achieve synergies among our existing business and the acquired businesses.   Without the impact of these acquisitions, our growth rate during this period would have been much lower.  In 2008, we did not make any acquisition and we may not be able to make acquisitions with a similar scale, or at all, in future periods, or make assurances that our future acquisitions, if any, will be able to provide the same level of synergy as our past acquisitions.  In addition, our past growth reflected our success in achieving market acceptance of our IT solutions and software and establishing market leadership in certain segments of China’s financial IT services industry.  As we become a larger and more mature company, we may not be able to sustain our recent rate of revenue growth in future periods. Additionally, the changing economic environment as a result of the current world recession may have an effect on our overall growth.

We have been relying on, and are expected to continue to rely on, a limited number of clients, in particular the various separate offices of China Construction Bank, for a significant proportion of our revenues.  Any loss of these clients could significantly impact our future revenues, and materially and adversely affect our operational results and our financial condition.

China Construction Bank is one of the largest banks in China and our largest user of our services, accounting in the aggregate for 54.0%, 59.2% and 47.8% of our revenues in 2006, 2007 and 2008, respectively.  We provide solutions and services to different provincial branch offices of China Construction Bank and to its head office.  Although the engagements with the branches and the head office are under separate and independent contracts, certain individual accounts still historically account for a significant amount of revenue.  For example, our largest account within China Construction Bank was with its head office, which accounted for 30.0%, 29.1% and 36.9% of our revenues in 2006, 2007 and 2008, respectively.  Notwithstanding the separate legal treatment of the engagements, a substantial failure to provide the contracted solutions and services under one of our agreements may result in a disruption to our overall relationship with China Construction Bank.  Also, if China Construction Bank’s general IT spending pattern and budget changes or decreases, it could adversely affect our ability to offer services and win contracts from different entities within the bank.  We have no long-term contracts with China Construction Bank or any of our major clients.  There are no assurances that we will be able to continue to retain these clients, and that we will maintain or increase our current level of business with them in the future.  If we lose any of these significant clients, or if any of them significantly reduces their use of our solutions and services, we may not be able to find replacement revenue sources, thus materially and adversely impacting our operating results and financial condition.  In addition, our current clients are primarily large national commercial banks that possess significant negotiating and pricing power, and if they exert pricing pressure on us, we cannot guarantee that we will be able to resist this pressure or find other replacement clients.  If we have to lower prices to maintain our business with these clients, our profitability may be materially and adversely affected.

Fluctuations in our clients’ annual IT budgets and spending cycles and other factors can cause our revenues and results of operations to vary significantly from quarter to quarter and from year to year.

Our revenues and results of operations will vary significantly from quarter to quarter and from year to year due to numerous factors, many of which are outside of our control.  As substantially all of our revenues are derived from providing services on IT projects outsourced from our banking clients in China, the amount of our revenues for any period is affected by the timing of our clients’ IT projects, which in turn depends on their internal budgeting and planning process, over which we have no control.  Historically, our banking clients have been awarding more projects in the third and fourth quarters as compared to the first and second quarters, as a result, we generally record stronger revenues in the third and fourth quarters of each year.  In addition, our revenues are generally the lowest in the first quarter of each year due to the Chinese New Year holiday.  Furthermore, the project mix of any given period also significantly affects our gross margin and results of operations.  For example, if we record a higher percentage of low margin hardware pass-through revenue as compared to higher margin software development revenue in a given quarter, our gross margin will be negatively affected.  We may not be able to control the timing and types of projects we undertake and the revenue we can record in a given quarter.

Due to the annual budget cycles of most of our clients, we also may be unable to accurately estimate the demand for our Software & Solutions, which could adversely affect our business planning.  Moreover, our results will vary depending on our clients’ business needs from year to year.

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

In addition, we base our planned operating expenses, including research and development expenses, general and administrative expenses, and hiring of additional personnel in part on our expectations of future revenue.  If our revenues for a particular quarter are lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter, which would harm our results of operations for that quarter.  If our results of operations in future quarters fall below the expectations of securities analysts or investors, the market price of our shares will likely decline significantly.

Our business depends on the banking industry in China, and changes within that industry could reduce demand for our solutions and services.  The recent growth of China’s banking industry and IT spending by China’s banks may not continue, which would have a material adverse effect on our results of operations and business prospects.

Substantially all of our revenues have been derived, and are expected to continue to be derived from, solutions and services which we provide to banks in China.  Our revenue growth in recent years has been driven in part by the growth in China’s banking industry, which is a result of China’s rapid economic development and recent industry-wide reforms.  These combined changes have greatly increased IT spending by China’s banks.  This growth may not continue at the same rate or at all.  Unfavorable economic conditions, such as a slow-down in the global economic development led by the recent economic downturn, potential instability in the global banking system and changing monetary policies in China, have and could continue to adversely impact China’s economy and the growth of banks operating in China, which may in turn impact their IT expenditures.  Any decreases in, or reallocation of, capital expenditures by our current and potential clients could have a material and adverse effect on our business, financial conditions and results of operations.  In addition, to encourage potential growth in the Chinese economy, the PBOC has adopted, and may continue to adopt, various macroeconomic measures that may encourage banks to lend more and to riskier clients than in the recent past.  This could cause an increase in the non-performing loan rate, which would materially impact bank profitability.  Finally, the PBOC may also impose monetary policies or interest rates that may reduce the profitability of China’s banks.  Any reduction in profitability of China’s banks may reduce their spending on IT, which may materially and adversely affect our business, financial condition and results of operations.

We may lose our clients and our financial results may suffer if our clients change the decision-making body for their IT procurement or investment, merge with or are acquired by other banks, develop their own in-house capabilities or fail to expand.

Many factors, including those listed below, could affect our clients’ decisions relating to their IT outsourcing and our business relationship with our clients:

•
Our clients may change the way they make IT spending decisions.  We derive a substantial majority of our revenues from providing IT solutions, software and services to China’s banks on a project-by-project basis, and client relationships play an important role in our ability to win projects from our clients.  We strive to build long-term relationships with our clients to increase our competitive advantage over other IT vendors.  We have recently observed a shift in the decision-making process for IT spending in China’s banks.  More decisions are being made at banks’ head offices, instead of provincial level branches, primarily due to centralization of customer data at the bank head offices.  Such a shift, or any other change of the decision maker in our clients, may result in the loss of business opportunities to competitors who have closer relationships than us with the new decision-making body within the bank.

•
Consolidation of our clients.  There is a continuing trend for financial institutions in China to consolidate.  Our clients may be acquired by other financial institutions and adopt the acquirer’s IT systems.  Also, as these institutions grow in size through consolidation, they may exert pricing pressure on vendors.  In addition, as restrictions against foreign ownership in the financial and insurance industries ease, more foreign investors may acquire stakes in or form strategic alliances with financial institutions in China, and may direct or influence management to use IT vendors recommended or favored by the investor, leading to the loss or reduction of our business with these existing clients.

•
Our clients may decide to develop their IT solutions in-house.  Our clients may find it more cost-effective to invest in and develop their own in-house IT capacity rather than relying on third-party vendors, thereby reducing their purchases of our solutions and services.  For example, a banking client for which we designed the initial online banking platform decided to later conduct further online banking development in-house, and as a result, we were not able to renew our contract with such client.

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

There is intense competition in the market for IT services in China’s banking industry, and the industry is characterized by frequent technological changes, evolving industry standards and changing client demands.  We face competition from both China’s domestic IT service providers, such as AsiaInfo Holdings, Inc. and Longtop Financial Technologies Limited, as well as global IT vendors, such as IBM Global Services and SAP AG.  See “Item 4. Information on the Company — B. Business overview — Competition”.  Some of our competitors have longer operating histories, larger clientele, more diverse service offerings, more extensive personnel and financial resources than we do.  While new IT service providers may also enter the industry, we also compete with the IT departments of our existing and potential clients, which may be capable of creating in-house solutions, thereby reducing the need for outside service providers.  We expect competition to increase and we cannot guarantee that we will successfully compete against our competitors.  Our current or future competitors may develop or offer solutions or services that are comparable or superior to ours at a lower price.  In addition, only some of our solutions and services are protected by intellectual property rights, and therefore, our competitors may copy some of our technologies without incurring the associated research and development expenses, and sell their competing products with lower cost, which could result in the loss of sales of our solutions and services.  If we fail to successfully compete against our current and future competitors, our business, financial condition and results of operations may be materially and adversely affected.

We undertake many of our projects on a fixed-price basis.  If we underestimate our costs, or fail to control our costs in the implementation of the projects, our gross margins and profitability may be materially and adversely affected.

We typically undertake our client projects on a fixed-price basis where we charge a fixed price to the client based on our evaluation of the estimated resources required to implement the project.  If we overestimate costs required for the project, our bid may become uncompetitive and we may lose business as a result.  Conversely, if we underestimate the project costs, complexity or scope of work to be done for the projects that we win, due to miscommunication with our clients or underestimation of technical difficulties, or if we incur additional costs due to unforeseen conditions, such as appreciation of personnel cost or the existence of software bugs, we will not be able to change the contract value or pass such additional costs to our clients.  As a result, we may have reduced gross margin from such projects or even suffer a loss, which would negatively affect our overall gross margin and profitability.

We may be forced to reduce the prices of our solutions and services due to increased competition, which could lead to reduced revenues and profitability.

We may be forced to reduce the prices of our solutions and services in response to price-cutting strategies of our competitors, in particular in the areas of labor intensive contracts with low requirements for proprietary solutions or know-how.  Many smaller financial IT service companies depend on offering low prices to win these contracts.  We may not be able to respond to such competition by controlling our costs, shifting to other service areas with higher margins or providing additional solutions and services or enhancements to enable us to charge premium prices, and we may lose clients in these particular segments of our business if we do not reduce our prices.  Any such reduction in prices may materially and adversely affect our business, financial condition and results of operations.

Changes in technology could materially and adversely affect our business by increasing our costs, reducing our profit margins and causing a decline in our competitiveness.

The markets for our Software & Solutions change rapidly due to technological innovation, product introductions, declining prices and evolving industry standards, among other factors.  New solutions and technology often render existing solutions and services obsolete, excessively costly or otherwise unmarketable.  As a result, our success depends on our ability to keep up with the latest technological progress and anticipate technological advances and to develop or acquire and integrate new technologies into our Software & Solutions portfolio.  We cannot make assurances that we will be able to keep our solutions and services competitive in the evolving market.  In addition, rapid advances in technology also require us to commit substantial resources to researching, developing or acquiring new technologies and deploying them into our operations, as well as to continuously train personnel in new technologies and in how to integrate existing hardware and software systems with these new technologies.  Such research, development and training place significant burden to our financial resources.  If we are not able to devote adequate resources to keep our technologies competitive, our ability to effectively compete in the market may suffer as a result, which may materially and adversely affect our business, financial condition and results of operations.

Our failure to retain existing clients or changes in their continued use of our solutions and services will adversely affect our results of operations.

We strive to establish strong, long-term client relationships, so that our clients will come back to us project after project.  For many projects that we undertake with our clients, there are often subsequent phases as the client’s business develops and their IT needs evolve, and we are typically engaged for the follow-on work.  Revenue from such follow-on projects is a source of our repeating revenues.  Historically, such repeating revenues accounted for a significant portion of our total revenues.  Whether our clients will come back to us for such follow-on projects depends on a number of factors, including the quality of our work, the ease of use, reliability and price, as well as the cost of switching to another service provider.  Our existing clients may decide not to engage us for follow-on projects due to quality, our competitors’ aggressive pricing or the obsolescence of our solutions or other concerns.  In addition, our clients may decide to delay system expansions, upgrades and improvements due to a change in their own growth, spending patterns or IT budget.  Any material reduction in our repeat revenues may materially and adversely affect our business, financial condition and results of operations.

Furthermore, we rely in part on our ability to cross-sell new solutions and services to our existing clients to our share of wallet with each client.  For our new clients, we typically provide one initial service component, such as a custom application development or the integration of a new application with legacy IT systems.  Then we seek to use such initial client engagement as a foothold to understand the clients’ IT needs and quickly build client relationships that will provide us with opportunities to demonstrate our capabilities and value so that they may engage us for additional projects.  If we fail to satisfy our clients in one product line, it may negatively impact our sales of other solutions and services to that client, which may materially and adversely affect our future revenue growth.

We are expanding into other business areas, such as our POS merchant acquisition services business, for which we have limited experience.  If we fail to manage and grow our new businesses, our financial condition and results of operations may be materially and adversely affected.

We established a wholly-owned subsidiary, Beijing Yuxingyicheng Information Technology Company Ltd., or Yuxinyicheng Information, to focus on the Point of Sale merchant acquiring services business, or POS, for credit and debit cards in a nationwide collaboration with China Merchants’ Bank, currently the largest credit card issuer in China.   Our banking partners have expanded to include regional cooperations with China Construction Bank, the Bank of Communications, China Citic Bank, the Bank of China and China Everbright Bank.  For each POS terminal that we deploy, we share with the collaborating bank a certain percentage of the processing fee for transactions occurred on the POS terminal.  In return, we bear the cost of POS terminals, related consumables, sales and marketing costs and other maintenance costs.  At this point, we still suffered a loss for our POS business in 2008.  We cannot guarantee that we will be successful in our management of this business.  Many factors, some of them are beyond our control, could materially and adversely affect our ability to turn this business into a profitable business, including:

•	our limited experience in managing the POS merchant acquiring business;

•	our ability to manage our relationships with our collaborators;

•	the low barriers to entry and increasing competition;

•	the existence of larger more established competitors, in particular China UnionPay, the predominant player in the field;

•	adoption of credit and debit cards and prepaid store cards as a way of payment by merchants and consumers in China; and

•	our ability to deploy additional POS terminals.

In addition, we may expand into other business areas in the future where we do not have significant experience and will be facing additional risks and uncertainties.  If we fail to mange and grow our POS business or other new businesses that we undertake, our overall business, financial condition and results of operations may be materially and adversely affected.

We are expanding into other sectors of the diversified financial services, and seek to establish a presence in IT services for insurance and securities companies, with which we have limited experience.

We believe that we will be able to become an IT service provider for a broad range of diversified financial service companies as the market characteristics and underlying IT capabilities are similar to the banking industry.  In 2008, we established Elegon, a joint venture with 3i Infotech of India, to  localize their software to the Chinese market, including insurance products.

In the past our clients have been predominately banks in China.  As we expand into the insurance market, we may not be able to successfully localize the software or understand the requirements of insurance companies. Although the market for IT solutions for insurance companies is nascent and highly fragmented, there are already competitors in the space.  We may not be able to compete in a cost effective manner or gain successful reference sites that will enhance our reputation in this field.  Our IT solutions may also be outdated, before they are even brought to market, or we may not be able to develop appropriate solutions.  In addition, we do not have significant experience with insurance solutions and will be facing additional risks and uncertainties.  If we fail to manage and grow our service capabilities, in this or other business we undertake, our business, financial condition and results of operations may be materially and adversely affected.

We recently introduced an Application Service Provider, or ASP, services for SMBs, and we may not be able to successfully implement this new revenue model.

We typically provide our IT solutions and software on a project-by-project basis, through which we charge our clients based on the entire cost and an expected profit on a project.  Recently, we launched a new revenue model whereby we set up a complete and centralized IT architecture and software platform that can host multiple clients.  In January 2008, we entered into a collaboration agreement with China Financial Certification Authority, or CFCA, to provide an online banking ASP platform to serve SMBs.  CFCA will host and maintain the online banking platform, and we will provide the necessary hardware and online banking solutions. In exchange for ASP services, clients pay an annual hosting and maintenance fee and variable fees based on the number of users, transactions and other services, as stipulated in the contracts.  Revenues generated through the ASP platform are shared by Yucheng and the

CFCA. Unlike our project-based revenue model, the initial charge to the client is small, and we expect to recover our costs and make a profit by generating recurring revenues tied to the use of the ASP platform.  However, we cannot guarantee that we will be able to generate a profit from this service.  Whether we can succeed in this business depends on how many SMBs are willing to use this service instead of creating their own online banking platform in-house or via customized outsourced project, and also to the extent their end customers use the online banking platform.  As we have borne significant costs to establish the platform, if we fail to generate enough interest among SMBs for the use of this service, or if their end customers do not use the online banking platform we provide, we may not be able to recover our costs and our business, financial condition and results of operations may be materially and adversely affected.

We are expanding our client base to include an increasing number of SMBs, which subjects us to additional risks, such as uncertainties of future businesses and credit risks.

As part of our effort to diversify our business and reduce our dependence on a limited number of banking clients, we have expanded our client base to include SMBs.  However, we have limited experience doing business with these banks and we cannot ensure that our sales strategies will be successful in obtaining repeat business, such as later phase improvement or expansion of the initial projects we undertake, from these clients as we are typically able to do with our larger clients, such as Top Four bank and Joint-Stock bank clients.  In addition, as compared to Top Four banks and Joint-Stock banks, we have less understanding of SMBs’ budgeting process and their project awarding practices, which makes it more difficult for us to predict future projects in order to allocate and plan our resources.  Furthermore, SMBs may not be as reliable as Top Four banks and Joint-Stock banks in making timely payments, which would subject us to additional credit risks.  If we cannot successfully manage these risks, our business, financial condition and results of operations may be materially and adversely affected.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our competitive position and adversely affect our business and prospects.

We rely on a combination of patent, copyright and trademark laws, licensing agreements, confidentiality agreements, internal confidentiality policies and other contractual provisions, as well as technical measures to protect our intellectual property rights.  We cannot make assurance that PRC laws and our measures will be adequate to protect our intellectual property.  PRC laws are still developing in this area and the enforcement of such rights at the judicial level is highly uncertain and may not be as effective as in the United States or other countries.  We may not be able to deter competitors from copying our technology, reverse-engineering our solutions, or otherwise infringing on our intellectual property rights.  To protect our trade secrets and other proprietary information, our employees, consultants, advisors and collaborators are required to enter into confidentiality agreements.  There can be no assurance that these agreements will provide meaningful protection in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information.  We hold registered rights covering certain aspects of our technology, in particular software solutions, but it is uncertain how much protection such registrations provide us.  We have 1 patent, 1 outstanding patent application and more than 31copyrights in China; however the protection is limited and may not sufficiently protect our intellectual property rights.  In addition, because we currently do not have patents, we are unable to rely on patent law to protect our intellectual property.  If we fail to protect our intellectual property and technology, or if our competitors independently develop technologies that are substantially equivalent or superior to our technology, our competitiveness may be adversely affected, which may materially and adversely affect our business and prospects.

Furthermore, if we believe third parties have infringed our intellectual property and other proprietary rights, we may have to resort to litigation to enforce our intellectual property and proprietary rights.  Intellectual property litigation is expensive and time-consuming.  Litigation may also cause significant diversion of company resources and management attention, cause disruptions in our daily operations, prove to be unsuccessful, and result in our intellectual property rights being held invalid or unenforceable, all of which could materially and adversely affect our business, financial conditions and results of operations.

If we infringe on third-parties’ intellectual property rights, we could be required to cease offering the infringing solutions, redesign those solutions or enter into license agreements and pay royalties, any of which could have an material adverse impact on our business, financial condition and results of operations.

There can be no assurances that a third party will not assert that our solutions and services violate their intellectual property rights.  Intellectual property laws are not fully developed in China, and there may be significant uncertainties in the scope and enforceability of intellectual property rights a company holds.  As the number of solutions offered by Yucheng and our competitors increase and the functionality of these solutions further overlaps, intellectual property related litigation in our industry may increase.  Our competitors may claim that our solutions and services infringe their intellectual property rights and initiate litigation against us.

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

We may be subject to intellectual property infringement claims from our clients, which may force us to incur substantial legal expenses and, if the claim is upheld against us, may materially and adversely affect our business, financial condition and results of operations.

The majority of our contracts involving custom-designed software solutions provide that our clients own the intellectual property rights to software solutions developed under these contracts, and we are not permitted to use such intellectual property.  We only retain our proprietary rights to the methodologies, algorithms or patents that we use in the development of the custom-designed software solutions.  In addition, most of these contracts are silent as to whether we can make improvements on such custom-designed solutions and commercialize such improvements.

As a result of these contract provisions, we may be subject to intellectual property infringement claims by our clients.  It may be difficult to distinguish which part of the software that we developed for our clients represents our proprietary rights, and it is also not clear whether we have rights to make improvements on the software or part of the software that we developed for our clients.  If our clients initiate intellectual property claims against us, we may have to incur substantial legal expenses, which may also divert significant management attention and company resources, damage our client relationships and disrupt our normal business operations.  In addition, we may not be successful in defending against such litigation.  If we are found to have violated our clients’ intellectual property rights, we could be forced to pay licensing fees or be enjoined from using the related intellectual property and forced to develop and utilize alternatives.  Such a finding could also result in substantial monetary liabilities, harm our reputation, cause a decline in our sales and negatively affect our client relationships, all of which may materially and adversely affect our business, financial condition and results of operations.  One successful claim may also bring a cascade of other similar claims, which may further exacerbate the material adverse effect of such litigation on our business, financial condition and results of operations.

Our intellectual property indemnification practices may materially and adversely impact our business.

We have agreed to defend many of our clients at our own cost for any third-party intellectual property claims filed against them arising from the solutions and services we furnished them, and indemnify them for any damages of intellectual property infringement.  This practice may subject us to significant litigation costs and indemnification claims by our clients.  We cannot assure that third-parties will not pursue such claims, which may materially and adversely affect our business, financial condition and results of operations.

We rely on selected third-party technologies and third-party suppliers for hardware equipment and software applications for our Platform & Maintenance Services.  If we are not able to obtain the needed items, our business could be materially and adversely affected.

We depend on the availability of the necessary hardware equipment and software applications from third-parties for our Platform & Maintenance Services. We have established business relationships with selected suppliers. We cannot assure that these vendors/distributors will continue to offer needed hardware or software solutions, continue their relationships with us or provide us their products at reasonable prices. In such an event, we may not be able to secure alternative suppliers or procure hardware equipment and software applications at a reasonable cost. In addition, even if we are able to obtain replacement third-party products in a timely manner, our solutions may not properly interface or interoperate with their hardware or software solutions, which may result in delays and client dissatisfaction, or even result in contractual breaches with our clients. We may be unable to develop an alternative solution on a timely basis or at a reasonable cost to circumvent the lack of products from third parties. Our failure or inability to acquire alternative third-party products or develop alternative solutions on a timely basis or at a reasonable cost may subject us to contract liability and our relationship with our clients may be negatively affected, which may materially and adversely affect our business, financial condition and results of operations.

We may be unsuccessful in identifying and acquiring suitable acquisition candidates or fail to complete acquisitions, which could adversely affect our growth.

We have grown in the past partly through selective acquisitions.  Through these acquisitions we expanded our revenue sources, added new solutions or services, acquired new clients and obtained qualified personnel, all of which complemented our organic growth.  We plan to continue to pursue selective acquisitions of high-quality financial IT services companies to further our future growth.  However, we may not be able to identify suitable future acquisition candidates or complete such acquisitions on terms commercially acceptable to us, which may impair our ability to effectively or efficiently implement our growth strategies.  In addition, identifying acquisition targets, due diligence and negotiations all require significant management attention and diversion of our resources.  If we fail to successfully complete acquisitions after spending significant management time and company resources, our business, financial condition and results of operations could be materially and adversely affected.

We face risks in connection with the acquisition of businesses.  If we fail to manage these risks, our financial condition and results of operations may be adversely affected.

We face risks in connection with the acquisition of businesses.  These risks include:

•	difficulties integrating acquired businesses and retaining necessary personnel to run such businesses;

•	entry into unfamiliar markets;

•	unforeseen or hidden liabilities;

•	need for financial resources beyond our planned levels;

•	inability to generate sufficient revenues and profits to offset acquisition costs;

•	failures in realizing anticipated synergies; and

•	potential loss of or harm to relationships with employees and clients resulting from our integration of the acquired businesses.

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

We depend on our ability to retain and recruit qualified personnel, including senior management and other key staff members.  The available talent pool in China is limited and competition is intense.  We depend on our senior management team for their industry knowledge and experience as well as their relationships with existing clients.  If we lose the service of any member of our senior management team, we may not be able to find a suitable replacement in a timely manner or at all.  Even if we are able to find a replacement, it will take time for the new person to be integrated into our business.  Furthermore, the ability to successfully complete client engagements depends on a trained, knowledgeable and stable staff, such as skilled engineers and project managers.  As we continue to grow, we need additional qualified staff to carry out our additional business projects, as well as other aspects of our business, such as marketing and sales, accounting and research and development.  If we are not able to retain our senior management team, recruit quality personnel as we expand, or provide appropriate training, career opportunities and otherwise motivate and retain our qualified employees, our business, financial condition and results of operations may be materially and adversely affected.  In addition, although we have non-competition provisions in our employment agreements with our management and key personnel, we cannot be certain that these provisions will not be breached and that they will be enforceable in a PRC court.  If our management and key personnel join our competitors or form competing businesses, our competitive position and business prospects may be materially and adversely affected.

Increases in wages for IT professionals will increase our costs and our gross margins and profit margins may be adversely affected.

Historically, wages for comparably skilled technical personnel in China’s IT services industry have been lower than in developed regions, such as in the U.S. or Europe.  However, in recent years, due to rapid economic development, intense competition for qualified IT professional and general inflation, wages in China’s IT services industry have increased and may continue to increase at even faster rates.  In addition, we may be required to implemented wages increase by the relevant labor bureaus’ guidelines, such as our average 12% wage increase in early April 2008.    Our Personnel cost accounted for 46.3%, 57.4% and 55.3% of our cost of revenues in 2006, 2007 and 2008, respectively.  Although we were able to increase productivity to counter the increase in our IT personnel costs, we cannot assure you that we will be able to achieve these or comparable cost savings in the future.  If we experience significant increases in wages for IT professionals, our cost of revenues will increase significantly, which could materially and adversely affect our gross margin and results of operations.

We provide warranties on third-party hardware and software that we procure for our clients.  We may incur substantial costs, if our clients file a significant number of warranty claims against us for such third-party hardware and software, and if those claims either exceed the scope of the warranties that the manufacturers or their agents have contracted to provide to us, or if such manufacturers or their agents do not honor their contract warranties.

Through our Platform & Maintenance Services, we assist clients with the procurement and installation of third-party hardware and software which best meets their system requirements.  For the individual components, we typically provide warranties similar in scope to the warrants covered by the manufacturers.  However, we are generally responsible for the maintenance and service of the entire system, and will act on behalf of our clients to obtain manufacturer warranted services.  Most of our contracts do not have disclaimers or limitations on liability for special, consequential and incidental damages, nor do we limit the amount recoverable for damages.  If our clients file a significant number of warranty claims against us for such third-party hardware or software, we cannot be certain that the original manufacturers’ warranties will be fulfilled and that the costs incurred will be sufficiently cover.  The warranties obtained from such manufacturers may not cover the entire warranty claims, or the manufacturers may refuse to honor their contract warranties.  As a result, we may be liable for damages, which could materially and adversely affect our financial condition and results of operations.

Many of our contracts with clients permit termination by our clients as their IT requirements change, or if our performance is not consistent with the quality and other standards specified in those contracts.  Any termination of contracts may materially and adversely affect our business, results of operations and financial condition.

Many of our client contracts can be terminated by our clients as their IT requirements change, and without penalty. There are a number of factors relating to our clients that are outside of our control which might lead them to terminate a contract or project with us, including a change in financial condition, mergers and acquisitions or significant corporate restructurings. The ability of our clients to terminate contracts creates an uncertain revenue stream. Furthermore, many of our contracts provide that our client may terminate the contract if we fail to meet a specified timetable or fail to achieve certain quality or other standard. If our contracts are terminated due to this reason, in addition to the lost revenue and incurrence of penalties, our industry reputation may suffer. Any significant contract termination, especially if unanticipated, could have a negative impact on our business, financial condition and results of operations.

We may be subject to significant contract liabilities, if we fail to complete client projects on time, or if we fail to provide required level of services under our maintenance contracts.

Many of our client contracts require us to complete the projects in a certain timeframe and some also impose interim milestones. We cannot make assurances that we will always be able to complete our client projects on time or meet all the interim milestones. A number of reasons may result in delay of our client projects, such as unforeseen bugs, technical difficulties or lack of sufficient software engineers. Some of these factors are beyond our control. If we fail to meet the deadlines or milestones specified in the timetable, we may be subject to contractual penalties, such as significant late fees, and the client may have the right to terminate the contract and require us to compensate them for any loss they incurred due to our delay. If this happens, our reputation, client relationships as well as our business, financial condition and results of operations may be materially and adversely affected.

In addition, some of our client contracts require us to keep the client’s system in operation and are subject to contractual liabilities if the client’s system breaks down for more than a specified period of time.  If we fail to properly maintain the client system, or fail to fix system disruptions in a timely manner, we may breach such contracts and be subject to contractual liabilities, which could also materially and adversely affect our client relationships as well as our business, financial condition and results of operations.

Our solutions use internally developed technology and third-party products, any of which may contain errors and bugs, which may require us to spend additional time and incur additional expenses to correct.  These errors and bugs may also cause breaches in our service agreements and require us to pay damages to our clients.

Our solutions may contain undetected errors, defects or bugs that may or may not be correctable.  Our solutions also involve integration with products and systems developed by third-parties.  Complex third-party software programs may contain undetected errors or bugs when they are first introduced or as new versions are released. Because we cannot test our existing or future solutions or third-party products upon which our solutions are dependent for all possible scenarios, our solutions may contain errors which are not discovered until after they have been installed and we may not be able to correct these problems on a timely manner. We may be required to devote resources and incur significant expenses to detect and correct such errors and bugs, and we cannot guarantee that all of these errors or bugs can be corrected. These errors and bugs may also result in delays in project completion, loss of our solutions market share, injury to our reputation and damage our relationship with our clients. Furthermore, these errors or bugs may significantly impair their intended use and subject us to liabilities, which may require us to pay damages, which may adversely affect our client relationships as well as our business, financial condition and results of operations.

We may experience system failures, which could hurt our business reputation, and subject us to contract liability to our clients for the interruption in service. Our computer networks may be vulnerable to security risks that could materially and adversely affect our results of operations and subject us to liability.

Our operations depend on our ability to protect our systems from interruptions caused by damage from fire, earthquake, power loss, telecommunications failure, unauthorized access, computer hackers, computer viruses, software malfunction or other events beyond our control. We currently back-up data only relating to certain systems, such as financial, human resource and emails, and do not have sufficient backup facilities to provide full system services, if the primary facility is not functioning. We currently do not have an offsite disaster recovery system. In the event of major disasters, both primary and backup locations could be adversely impacted. We could also experience system interruptions due to the failure of our systems to function as intended, such as the failure of the systems relied upon to deliver online banking services or the failure of the interaction of our systems with other systems and networks of our clients or other third parties. Loss of all or part of the systems for a period of time could have a material adverse effect on our business reputation, financial condition and results of operations.

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

The PRC government has provided various incentives to domestic companies in the software industry in China in order to encourage development of this industry. Many of our PRC subsidiaries have historically received technology subsidies, business tax exemptions, value-added tax, or VAT, refunds and preferential income tax treatments. For example, many of our PRC subsidiaries enjoyed reduced enterprise income tax at the applicable rate of 15% on taxable profits in China, as compared to the statutory rate (33% prior to 2008 and 25% thereafter) and/or tax holidays due to their status as a foreign-invested enterprises, software enterprises or high-tech enterprises located in certain locations. Our tax savings from these preferential income tax treatments amounted to RMB11.9 million, RMB18.1 million and RMB31.2 million in 2006, 2007 and 2008, respectively. See “Item 5. Operating and Financial Review and Prospects — A. Operating results — Income taxes.” In addition, due to our status as software company in the high-tech industry, we received technology subsidies, VAT refunds, business tax refunds and other benefits in the amount of RMB3.2 million, RMB7.3 million and RMB6.2 million respectively, in 2006, 2007 and 2008. See “Item 5. Operating and Financial Review and Prospects — A. Operating results — Operating expenses — General and administrative expenses.” The PRC government may reduce or eliminate these incentives at any time in the future. Additionally, in order to continue to qualify for some of these incentives, we are required to meet stringent requirements on research and development activities and on our gross revenues.

On March 16, 2007, the PRC National People’s Congress passed the PRC Enterprise Income Tax Law, or the New EIT Law, and in December 2007 the PRC State Council issued implementation rules under the New EIT Law, both of which became effective on January 1, 2008. Under the New EIT Law and its implementation rules, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises, but it repealed most of the existing preferential tax treatments, including the preferential tax rates and the tax holidays. The New EIT Law provides a five-year transition period that allows enterprises that enjoyed certain preferential tax treatment under the old enterprise income tax regime to gradually transition to the 25% statutory rate in a prescribed fashion. According to a notice issued by the PRC State Council, for enterprises that enjoyed preferential income tax rate of 15% pursuant to certain prior tax rules or regulations specified in the notice, the applicable enterprise income tax rate will increase to 18% for 2008, 20% for 2009, 22% for 2010, 24% for 2011 and 25% for 2012 and thereafter. For tax holidays specified in the notice, enterprises already enjoying such holidays prior to January 1, 2008 can generally continue to enjoy such tax holidays until their expiration, upon which time the 25% tax rate will apply. All other preferential tax treatments have generally terminated on December 31, 2007. Due to the application of the New EIT Law and its implementation rules, certain of our subsidiaries may no longer be able to enjoy any preferential income tax treatment, and certain others may need to pay higher transitional income tax rates starting January 1, 2008. As a result, we expect our effective income tax rate to gradually increase from our 2008 level, which may materially and adversely affect our financial condition and results of operations.

We may incur losses due to business interruptions resulting from the occurrence of natural catastrophes, acts of terrorism or fires, and we have limited insurance coverage.

Insurance companies in China offer limited business insurance products and we currently do not have insurance against business interruptions. Should any natural catastrophes, such as earthquakes, floods, typhoons, fire or any acts of terrorism occur in China that affect our operations, we might suffer not only significant property damages, but also the loss of revenue due to interruptions to our business operations, which could have a material adverse effect on our business, financial condition or results of operations. In addition, we do not have any key personnel insurance to cover any losses we may suffer due to any loss of our senior management and other key personnel. In any such event, we may incur additional costs, which could materially and adversely affect our financial condition and our results of operations.

Any health epidemics and other outbreaks could severely disrupt our business operations.

Our business could be materially and adversely affected by the outbreak of a health epidemic or pandemic. Any prolonged occurrence of a health crisis, such as severe acute respiratory syndrome, influenza or other adverse public health developments in China could require the temporary closure of our offices or prevent our staff from traveling to our clients’ offices to provide on-site services. Such closures could severely disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

RISKS RELATED TO DOING BUSINESS IN CHINA

Adverse changes in China’s political and economic policies, including its policy of reforming its economic system, could have a material adverse effect on the growth of private businesses in China, such as ours.

All of our operations are conducted in China and all of our sales are made in China. Accordingly, our business, financial condition and results of operations are significantly affected by economic, political and legal developments in China. Since the late 1970s, China has been reforming its economic system and changing from a planned economy based on governmental dictates and priorities to one that uses market forces to influence deployment of economic resources, labor and capital and to determine business endeavors. It is impossible to predict whether or not the government will continue to encourage economic liberalization and further release its control over the economy and encourage private enterprise. We also cannot predict the timing or extent of future economic reforms that may be proposed. Any re-imposition of planned economy regulation or similar kinds of restrictions could reduce the freedom of private businesses to operate in a profitable manner, restrict inflows of capital or stifle investor willingness to participate in China’s economy. Any adverse change in the economic conditions or government policies in China could have a material adverse effect on overall economic growth, which in turn could lead to a reduction in demand for our solutions and services and consequently have a material adverse effect on our business. Moreover, to the extent we need additional capital; any restrictions on foreign ownership, foreign investment and repatriation of profits will hamper our ability to find capital outside of China.

The Chinese economy has experienced rapid growth and the accompanying inflation for the past few years. In 2009, the Chinese economy is expected to experience a slow-down in growth, due in part to the current global economic recession, which could lead to deflationary pressures and slower long-term growth prospects. These economic uncertainties and wide swings between inflation and deflation may result in the decreased profitability of China’s banks, and hence could adversely affect our business.

The rapid growth of China’s economy has resulted in higher levels of inflation in 2007 and 2008. China’s consumer price index (CPI) increased by 4.8% and 5.8% in the full year of 2007 and 2008, respectively. As part of the measures to control inflation, the People’s Bank of China, or PBOC, China’s central bank, has increased statutory deposit reserve ratio ten times in 2007 and five times in the first two quarters in 2008. However, as a result of the global economic slowdown in the second half of 2008, China’s economy has also been negatively impacted. To spur consumer spending, the PBOC decreased the deposit reserve ratio four times since early September 2008, and has cut benchmark interest rates three times in 2008. Due to China’s underdeveloped financial system, these volatilities and reactionary practices may have negative long-term consequences on bank’s profitability.

Given the poor economic visibility, rapid policy changes and global economic pressures on China, banks may be more conservative when it comes to upgrading or expanding their IT capabilities. This could potentially lead banks to defer IT purchase or demand price concessions, resulting in downward pricing pressure on IT vendors. If our pricing policies come under pressure, it is possible that we will not be able to correspondingly lower our expenses and our gross margin and net margin could be materially and adversely affected. In addition, any reduction in IT spending by banks or decline in IT pricing may affect our sales, which could materially and adversely affect our business, financial condition and results of operations.

PRC laws and other conditions may limit our ability to make dividend payments to our shareholders.

We are a holding company in the British Virgin Islands, or the BVI. We rely on our PRC subsidiaries to provide us with cash flow and to meet our other obligations, including paying dividends to our shareholders. Relevant PRC laws and regulations permit payment of dividends by a PRC subsidiary only from accumulated distributable profits, if any, determined in accordance with PRC accounting standards and regulations, and only after setting aside at least 10% of its current year profits (up to an aggregate amount equal to half of its registered capital). See “Item 8. Financial Information — A. Consolidated statements and other financial information — Dividend policy.” The PRC tax authorities may initiate changes in determining income of our PRC subsidiaries that would further limit their ability to pay dividends and make other distributions to us. It is therefore possible that our PRC subsidiaries will not have any distributable profit to pay us, even if they are profitable under US GAAP.

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

Our operating subsidiaries are all located in China and our functional currency is Renminbi, and we are subject to fluctuations of the exchange rate between the Renminbi and the U.S. dollar. PBOC sets and publishes daily a base exchange rate between the Renminbi and the U.S. dollar. Beginning on July 21, 2005, PBOC has set this rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day, taking into account other factors such as the general conditions existing in the international foreign exchange markets, as compared to an exchange rate pegged to the U.S. dollar before such date. As a result, from July 21, 2005 to April 9, 2008, the Renminbi appreciated approximately 16% against the U.S. dollar. There is increasing international pressure for the PRC government to further loosen its control of the foreign exchange rate to allow a faster appreciation of the Renminbi.

Because our earnings and cash from operations are denominated in Renminbi, fluctuations in exchange rates between the U.S. dollar and the Renminbi will affect our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Furthermore, fluctuations in the exchange rate could affect the relative value of any dividend we issue, which will be exchanged into U.S. dollars, as well as the value of any U.S. dollar denominated investments we make in the future and any earnings on such investments. The value in Renminbi in terms of our financing activities denominated in U.S. dollars will also be adversely affected if Renminbi continues to appreciate against the U.S. dollar.

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

Recent PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross-border investment activity, and a failure by our shareholders, who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

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

To date, our major shareholders who are PRC residents, or whose shares are beneficially owned by PRC residents, have completed the required foreign exchange registration with the local foreign exchange bureau according to these SAFE regulations. They are still required to file with competent SAFE offices when there are material transactions involving us. We are committed to complying and to ensuring that our shareholders who are subject to these regulations to continue comply with the relevant rules. However, due to the newness of the regulations and uncertainty concerning the reconciliation of the new regulations with other approval requirements, it remains unclear how the regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities, and we cannot make assurances that all of our shareholders who are PRC residents will comply with our requests to make or obtain any applicable registrations or approvals required by the regulations or other related legislation. The failure or inability of our PRC resident shareholders to receive any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries from making distributions or paying dividends or affect our ownership structure, as a result of which our business operations and our ability to distribute dividends to you could be materially and adversely affected.

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

Dividends payable by us to our non-PRC shareholders, and gains on the sales of our ordinary shares, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of the investment.

The New EIT Law and its implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to non-PRC investors which are derived from sources within China. This provision may apply to our non-PRC shareholders, if we are deemed as a resident enterprise for tax purposes. According to a notice issued by the PRC State Council, this 10% income tax starts to apply to dividends declared from profits generated after January 1, 2008. In addition, under the New EIT Law and its implementation rules, if we are deemed as a resident enterprise, any gains realized on the transfer of shares by such investors are also subject to 10% tax, if such gains are regarded as income derived from sources within China. We are a BVI holding company and substantially all of our income may come from dividends we receive from our subsidiaries, primarily those located in China. If we declare dividends from such income to our shareholders, it is unclear whether such dividends, or the gain our non-PRC shareholders may realize from the transfer of our ordinary shares, would be treated as PRC-sourced income and be subject to PRC tax. If we are required under the New EIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders, or if non-PRC shareholders are required to pay PRC income tax on the transfer of their ordinary shares, the value of the investment may be materially and adversely affected.

Uncertainties with respect to the PRC legal system could limit the protection available to investors and the company.

The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference, but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct all of our business through our consolidated entities established in China. These entities are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. However, since many laws, rules and regulations are relatively new, and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protection available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of Chinese administrative and court proceedings as well as assess the level of legal protection we enjoy in China versus in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, clients and suppliers. In general, these uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC’s legal system, particularly with regard to China’s IT industry and banking industry, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

There may be difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States judgments against us, our subsidiaries, our officers and directors and experts named in this annual report.

We are incorporated in the British Virgin Islands and our operating subsidiaries are formed under PRC law. Substantially all of our assets are located in China. In addition, our directors and executive officers reside within China, and substantially all of the assets of these persons are located within China. It may not be possible to effect service of process within the United States or elsewhere outside China upon our directors, executive officers or experts named in this annual report, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries. As a result, recognition and enforcement in China of judgments of a court in the United States and many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible. Furthermore, an original action may be brought in China against our assets and our subsidiaries, our directors and executive officers and experts named in this annual report only if the actions are required to be arbitrated by PRC law and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may award civil liability, including monetary damages.

RISKS RELATING TO OUR SHARES

Future sales of shares, or the perceived sale of additional shares, may lead to a decline in the market price of our shares.

We issued 5,328,320 ordinary shares as part of the initial purchase price for the acquisitions of Sihitech BVI and e-Channels BVI. All of these shares are currently held by our management and employees. As of March 31, 2009, all of such shares are tradable subject to restrictions under Rule 144 and insider trading rules.

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

If certain financial or financing objectives are achieved, selling shareholders in the three-party acquisition will be entitled to receive shares of our stock which would result in dilution and might have an adverse effect on the market price of our ordinary shares.

Selling shareholders in the three-party acquisition have the right to earn up to 952,832 shares per year from 2007 to 2010 based on net profit targets. See “Item 4. Information on the Company — A. History and development of the Company — Corporate history”. We are required to issue 952,832 shares to these selling shareholders in the three-party acquisition based on our fiscal results, which were met in 2007 and 2008. There is no obligation to register these shares after issuance. However, after being held for the appropriate periods, these shares will be eligible for resale under Rule 144 of the Securities Act. If the additional shares are earned, they will significantly increase the number of our shares outstanding, and result in dilution to our existing shareholders. The issuance of these additional shares may cause a decrease in the trading price of our shares in the public market.

A large portion or our shares are owned by two of our directors and executive officers. These shareholders will have a significant influence over our corporate transactions and other matters that require shareholder approval.

Our executive officers and directors, including Messrs. Weidong Hong, Chairman and Chief Executive Officer and director and Shuo Zeng, Chief Operating Officer and director, in aggregate control the vote of about 21.7% of our issued and outstanding ordinary shares, assuming they do not sell any of their shares and our total number of issued and outstanding shares does not change. These two major shareholders maintain a significant influence over the outcome of corporate transactions or other matters submitted to our shareholders for approval, including the election of directors and the approval of other business transactions.

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

Our Memorandum and Articles of Association include provisions that could limit the ability of others to acquire control of us. Under those provisions, our board has the power to issue preferred shares with such rights attaching to them as they decide and that this power could be used in a manner that would delay, defer or prevent a change of control of our company. These provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transactions.

The market price for our shares may be volatile.

Our share price has been highly volatile and is expected to remain highly volatile in the future. Many factors affect the market price for our shares, including the following:

•	actual or anticipated fluctuations in our quarterly results of operations;

•	changes in financial estimates by securities research analysts;

•	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

•	the addition or departure of key personnel;

•	the addition or loss of key clients;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	intellectual property litigation;

•	the release from or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares or sales of additional shares; and

•	general economic or political conditions in China and the United States.

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

Although our ordinary shares are traded on NASDAQ under the symbol “YTEC”, the trading market in our ordinary shares has been substantially less liquid than the average trading market for companies quoted on NASDAQ. Reported average daily trading volume in our ordinary shares for the three-month period ended March 31, 2009 was approximately 77,000 shares. Limited trading volume will subject our shares to greater price volatility and may make it difficult to sell our shares at an attractive price.

As a foreign private issuer with ordinary shares listed on NASDAQ, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose ordinary shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain NASDAQ requirements. A foreign private issuer that elects to follow its home country practice must submit to NASDAQ a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each NASDAQ requirement with which it does not comply followed by a description of its applicable home country practice. As a company incorporated in the British Virgin Islands and listed on the NASDAQ Global Market, we expect to follow our home country practice with respect to, among other things, the composition of our board, director nomination procedures, the compensation of officers, annual meetings, the distribution of annual reports to shareholders and quorum requirements at shareholders’ meetings. In addition, we expect to follow BVI law instead of NASDAQ requirements that mandate that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control, certain transactions other than a public offering involving issuances of 20% or greater interests in the Company and certain acquisitions of the stock or assets of another company.

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

We are a BVI company and, because judicial precedent regarding the rights of shareholders is more limited under BVI law, shareholders may have less protection for their shareholder rights than they would under U.S. law.

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

CORPORATE INFORMATION

Our legal name is Yucheng Technologies Limited, which was incorporated in the BVI on November 17, 2005. Our principal executive offices are located at Beijing Global Trade Center, Tower D , Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, P.R. China, and our telephone number is +86 10 5913 7998. Our registered office in the BVI is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola. We maintain an Internet website at www.yuchengtech.com. Our agent for service of process in the United States is National Corporate Research at 10 E. 40th Street, 10th Floor, New York, New York 10016.

CORPORATE HISTORY

Yucheng Technologies was founded on November 24, 2006 via a three-party acquisition among China Unistone, Sihitech BVI and e-Channels BVI. Pursuant to the acquisition agreement and its amendment, in addition to the initial purchase considerations, the selling shareholders of Sihitech BVI and e-Channels BVI are entitled to additional cash and equity purchase consideration upon satisfaction of certain conditions. With respect to additional cash consideration, they are entitled to:

(1)
USD4,960,000, if we receive an aggregate of USD34,250,000 in gross proceeds from an additional financing, including, but not limited to, (a) exercise of our warrants, (b) our successful completion of a secondary offering, or (c) the private investment into us by a strategic investor;

(2)	USD1,000,000, if the average closing price of our stock in any 60 consecutive trading days of the year, or the Average Share Price, is above USD10.00 in 2006;

(3)	USD2,000,000, if the Average Share Price is above USD12.00 in any 60 consecutive trading days of 2007; and

(4)	USD3,000,000, if the Average Share Price is above USD14.4 in any 60 consecutive trading days of 2008;

provided, however, that in the event that all of the above events occur, the maximum aggregate amount to be paid by us to the selling shareholders will be no more than USD10,000,000. As of March 31, 2009, the hurdle criteria for conditions (1), (3) and (4) have been met. We paid USD4,960,000 to the selling shareholders in 2007, with respect to condition (1). With respect to condition (3), we have paid USD1,200,000 to the selling shareholders and accrued USD800,000. With respect to condition (4) we have accrued USD3,000,000.

With respect to additional equity consideration, the selling shareholders are entitled to receive 952,832 shares each year for four years starting from 2008, if we achieve a net profit of the following amounts according to the financial statements audited in accordance with US GAAP, where net profit shall be determined for this purpose only, as net profit (determined on the basis of US GAAP) before the amortization expenses related to the acquisition of e-Channels:

Year Ending December 31,	Net Profit
2007	USD8.5 million
2008	USD11.9 million
2009	USD16.7 million
2010	USD23.3 million

As of March 31, 2009, the net profit target for the years ended December 31, 2007 and December 31, 2008 were met. Accordingly, we are required to issue 952,832 shares to the selling shareholders for each year. We have issued 952,832 shares (related to the 2007 performance hurdle) to the selling shareholders in 2008. 952,832 shares for the 2008 performance hurdle have been accrued as of December 31, 2008 and shares are expected to be issued in the second quarter of 2009, pending the filing of the 2008 Annual Report.

In 2007, we made four acquisitions which became wholly-owned subsidiaries: Sunrisk, Recency, Fuyi and Fujie. All acquisition related payments for Sunrisk and Recency have been paid. For Fuyi and Fujie of the total possible RMB20.7 million consideration, RMB17.1 million has been paid and RMB3.5 million has been accrued, with the variance due to operating results. Subsequently, we sold a 49% interest in Sunrisk. The minority shareholders are Gu’an Qihang, a private Chinese company, and 3 individual investors.

In May 2007, we acquired a 75% interest of Easycon, a provider of IT solutions and service to SMBs in China. In January 2008, we acquired the remaining 25% interest and Easycon is now a wholly-owned subsidiary. All payments have been made in relation to the 2007 consideration. An aggregate consideration of RMB7.2 million was negotiated with the minority shareholders of Easycon. RMB6 million was paid on February 2, 2008, RMB1.2 million was paid on April 1, 2008.

On August 2008 we established a joint venture Elegon Infotech, a joint venture with 3i Infotech of India. In 2008, we made cash advances to Elegon approximately RMB1.8 million, and collected from Elegon approximately RMB1.8 million. The balance due from Elegon is RMB143.

B.   Business overview.

OVERVIEW OF OUR BUSINESS

We are a leading provider of information technology, or IT, software, solutions and services to China’s banking sector. Our Software & Solutions business enables our clients to establish and maintain IT platforms to better manage their operations and serve their customers’ needs. We develop and deliver an extensive suite of technology via our Software & Solutions business, which we believe are best in class in the Chinese market, and are tailored toward specific functional needs of our clients. Software & Solutions provides critical functionality required in China’s banking industry, including Channel Solutions, Management Solutions and Business Solutions. For a more detailed description, see “Item 4. INFORMATION ON THE COMPANY – B. Business overview. – Our solutions and services – Software & Solutions.”

We generally provide our Software & Solutions to our clients on a project-by-project basis, whereby our clients agree to enter into one or several fixed-price, all-inclusive contracts, as opposed to purchasing separate individual service components from us on a time-and-materials or per-segment basis.

In addition to Software & Solutions, we also provide Platform & Maintenance Services to our clients, which involves selecting, procuring and reselling third-party hardware equipment and software applications to our clients. This also involves monitoring and assisting in the installation of such equipment and software at clients’ sites, as well as assisting in the integration of the installed equipment with clients’ existing IT systems. We typically only provide Platform & Maintenance Services as part of a larger client engagement that includes Software & Solutions, or if we anticipate that the Platform & Maintenance Services component will lead to future Software & Solutions revenue from the same client.

Beginning in early 2007, we launched our POS merchant acquiring business, which includes deploying Point-of-Sale terminals, or POS terminals, to merchants and processing credit and debit card payments through these POS terminals in collaboration with banks. Our POS business enables banks to increase their number of installed terminals in a more rapid and efficient manner, and creates a new, recurring revenue stream for us under the revenue sharing arrangements in which we enter into with our collaborating banks.

Since becoming a public company in November 2006, we have grown both organically and through acquisition of other IT solutions and service providers in China’s banking industry. In total, we have acquired five companies:

•	a 100% interest of Sunrisk, a provider of risk management solutions and services to China’s banks; subsequently in April 2008, we sold a 49% interest in Sunrisk to third-parties.

•	a 100% interest of Easycon, a provider of IT solutions and service to SMBs in China;

•	a 100% interest of Recency, a provider of business intelligence solutions and consulting services to China’s banks; and

•	a 100% interest of both Fujie and Fuyi, two related companies focused on ERP management consulting and project implementation.
These acquisitions have enabled us to offer a broader range of solutions and services, provided us with access to a broader client base, and helped us to strengthen our management team and employee base.

In January 2007, we established Yuxinyicheng Information, through which we conduct our POS Merchant Acquiring Services. Yucheng maintained an 80% controlling interest in the subsidiary and an individual investor controlled a 20% minority interest. As of January 2009, we acquired the minority interest and Yuxinyicheng Information is currently a wholly-owned subsidiary.

In August 2008, we invested in Elegon Infotech, Ltd., a joint venture with 3i Infotech of India. We hold a 49% interest in the company.

We conduct our business through various subsidiaries in the PRC. Together with our head offices in Beijing, we have subsidiaries or branch offices in 19 other cities. As of December 31, 2008, we had 1,941 employees.

As a result of both organic growth and acquisitions, our revenue grew from RMB289.7 million in 2006 to RMB676.8 million (USD99.0 million) in 2008, representing a compound annual growth rate, or CAGR, of 52.9%, and our net income grew from RMB40.7 million in 2006 to RMB81.0 million (USD11.9 million) in 2008, representing a CAGR of 41.1%.

OUR INDUSTRY

According to IDC, the market for banking industry IT solution spending in China is expected to grow from RMB6.1 billion (USD0.9 billion) in 2008 to RMB12.3 billion (USD1.8 billion) in 2012, representing a CAGR of 19.6%. This rapid growth in IT solution spending is driven primarily by the development in China’s economy and the ongoing regulatory reform catalyzed by China’s accession into the WTO, and the resulting increase in competition in China’s banking industry. To meet increasingly complex customer demands and to stay competitive in the market place, China’s banks are increasingly relying on IT systems for the management of their operations, such as processing transactions, analyzing operational data and managing risks, thereby creating growth opportunities for IT service providers such as us.

The following table sets forth China’s banking industry IT solution spending by solution type from 2005 to 2012.

Source: IDC, September 2008

China’s banking and financial institutions and their IT needs

China’s banking industry continues to be the primary provider of capital to China’s economy and bank deposits remain the primary choice for domestic savings. According to IDC, there are currently less than 9,000 banking institutions operating in China today. This number is expected to continue to decline as the Chinese Banking Regulatory Commission (CBRC), continues to emphasis industry consolidation to increase the efficiency of banks and the integrity of the Chinese banking system. Most of banking institutions in China are either wholly state-owned or state-controlled, directly or through state-owned enterprises. In recent years, there have been a growing number of privately-owned as well as foreign-owned banks, although they are still relatively small in number to date. In addition, to promote competition the CBRC lessened regional restrictions, thereby allowing more banks, especially joint-stock and SMBs, to expand nationally.

China’s banking industry can be classified into four groups, including:

•
Tier 1 - State-controlled commercial banks. Commonly known as the “Big Four,” this group is comprised of the Industrial and Commercial Bank of China, Bank of China, China Construction Bank and the Agricultural Bank of China. These four banks are the largest among China’s domestic banks in terms of assets, deposit base, loan portfolio and nationwide branch network. According to the 2007 IDC Report, the Big Four together account for over 50% of bank assets in China. In recent years, three members of the Big Four, i.e., the Industrial and Commercial Bank of China, Bank of China and China Construction Bank, have completed an initial public offering and listing of their shares on the Hong Kong Stock Exchange. Although the Big Four have substantial in-house IT capabilities, we believe that, given their status as overseas listed companies on foreign exchanges and their needs to achieve global best practices; they will continually need to use third-party IT solution and service providers.

•
Tier 2 – National commercial banks. More commonly referred to as “Joint-Stock” banks, this group comprises of 13 other national commercial banks, which are owned by a combination of government entities, state-owned enterprises and other investors. Many members of this group, such as Bank of Communications, China Merchants Bank, China Minsheng Banking Corporation, Huaxia Bank, Shanghai Pudong Development Bank and Shenzhen Development Bank, are listed domestically and/or in Hong Kong. Joint-Stock banks generally have the financial resources necessary to maintain sufficient in-house IT capabilities to meet their needs. However, we believe that they are in substantial need of third-party expertise to enable them to sustain the growth rates that they have achieved in recent years.

•
Tier 3 – Small and Medium-sized Banks (SMBs). According to IDC, in 2007 this group comprised 124 city commercial banks and over 8,520 cooperatives (including rural commercial banks and rural cooperative banks). We believe that most of the SMBs lack both the financial resources and in-house IT expertise needed to either scale up operations or to meet increasingly stringent regulatory requirements. As such, we believe they are most likely to allocate a majority of their IT spending to third-party providers such as us. Although foreign banks possess the financial resources, they are not familiar with local market practices and the regulatory requirements and often require the assistance of China’s domestic IT service providers.

•
Central bank and policy banks. The People’s Bank of China, or PBOC, is PRC’s central bank, which formulates China’s monetary policies and implements, such policies through a number of means, such as setting deposit reserves, interest rates and foreign exchange rates. In addition, there are three policy banks in China: the Agricultural Development Bank of China, China Development Bank and the Export-Import Bank of China. These policy banks were established in the mid-1990s as a result of banking reforms to assume the government driven policy lending functions from the Big Four. China Development Bank is in the process of transforming from a policy bank to a national commercial bank.

In addition to banks, there are numerous non-banking financial institutions in China, including insurance companies, securities brokerages, investment companies, asset management companies, finance companies and investment banks. This industry segment is still in the early stages of development in China. As this industry segment matures, we expect it to undergo significant consolidation. The IT systems and applications used in these non-banking financial institutions have similarities to those used in banking institutions. We believe as these financial institutions become larger, they will need more complex and sophisticated IT solutions to manage their business and service their customers. Non-banking financial institutions present potential business opportunities for IT service providers, such as Yucheng. As we are a leader in Channel Solutions for banks and our systems, such as call centers and e-transactions software, are readily adaptable to new applications.

Furthermore, we believe that in order to continue to access new channels for growth, banks may use their strong government support and access to capital to expand into new financial services adjacent to the banking sector, such as insurance, asset management, securities brokerage and investment banking, if such diversification becomes allowed under PRC laws and regulations. We believe such expansion and the need to integrate these new businesses with their existing banking businesses will require banks to place an even greater emphasis on IT capabilities in order to increase efficiency. As their IT needs become increasingly complex, their use of third-party IT services will continue to increase, in particular from those providers with experience in both the banking industry and the non-banking financial services industry.

Driving forces of IT spending at China’s banking institutions

China’s growing economy and the ongoing regulatory reforms are two major driving forces of change for China’s banking industry. China has experienced rapid economic growth over the past three decades, largely as a result of the PRC government’s extensive economic reforms. China’s gross domestic product, or GDP, as measured by the National Bureau of Statistics of China, has a grown in nominal terms at a CAGR of 17.1% from 2004 to 2008, the latest year available. China’s economic growth, combined with increasing fixed capital formation, high household savings rates, and a closed capital account, have driven the growth of China’s banks in the past decade. Such a rapidly developing economy places heavy demands on the efficiency and integrity of the country’s banking system. In recent years, China’s banking system has undergone significant changes and evolved to become an increasingly market-driven system.

In addition, China’s entry into the WTO in December 2001 and its accession commitments have served as a catalyst for regulatory reforms in China’s banking sector. In addition to PBOC, the most important government entity overseeing China’s banks is the Chinese Banking Regulatory Commission (CBRC). The CBRC was formed in April 2003 to assume the principal bank regulatory functions from PBOC as a response to the WTO entry requirements and the need to improve banking regulations. Since its establishment, the CBRC has pushed for improved disclosure, management accountability, more prudent regulatory standards and more efficient operations. It has played a key role in carving out bad debt, recapitalizing leading banks, regulating bank operations and driving reform throughout the banking system. The CBRC’s actions have led to significant improvements in corporate governance, risk management, internal controls and financial and operational transparency of China’s banks. While China’s banking industry is still evolving from a level well below the Organization for Economic Co-operation and Development’s (OECD) standards, supervision and regulation of China’s banks has improved dramatically in recent years, and is expected to continue to improve.

As required by the WTO accession agreement, China has gradually phased out limitations on foreign financial institutions. Foreign banks are now able to accept Renminbi denominated deposits, which previously was a significant advantage for domestic banks. In addition, the limitations on geographic network expansion are being reduced, which is promoting greater competition amongst domestic banks and greater access for foreign banks. We believe that the liberalization of the banking and financial services industry in China will force domestic banks and other financial institutions to improve their operations, increase the breadth of their product offerings and enhance their quality of services so that they can more effectively compete with increasingly prevalent international competitors.

As such, we expect China’s banking institutions to more aggressively seek technology and outsourced solutions to resolve inefficiencies and lower costs, so that they can compete more effectively in the marketplace. According to IDC, as of the end of 2007, China’s domestic banks total assets were estimated to be RMB52.6 trillion (USD7.7 trillion), which represents a year over year increase of 19.7%. The tremendous growth in assets is increasing the need for efficient technology. We believe that, as part of a broad-based effort to accelerate compliance with requirements of the WTO and Basel II (the international standards for better risk management for banks), China’s domestic banks will increasingly benchmark themselves to their foreign counterparts, and seek to achieve operational efficiencies through long-term increases in IT spending.

These developments in China’s banking industry indicate strong demand for IT capabilities, a significant portion of which we expect will be outsourced to third-party IT solution and service providers. In addition, due to their limited business scale and resources as compared to large Big Four and Joint-Stock banks, we believe that SMBs will rely even more heavily on third-party service providers to meet their increasingly complex IT needs. We believe that all of these developments present significant growth opportunities for IT service providers in China.

Requirements to be a successful third-party IT service provider for China’s banking institutions

As the market for our services continues to evolve, the needs of our clients continue to become increasingly sophisticated. Based on our experience, we believe the following criteria are increasingly relevant to our existing and new clients when selecting a third-party IT provider:

•	extensive experience in providing the specific services required;

•	ability to proactively identify and address additional issues that may be encountered with a given client’s IT operations for a project initially undertaken for different objectives;

•	ability to complete the overall project and interim project milestones on timely basis;

•	ability to deliver solutions and services on budget for each project;

•	best-in-class solutions which can be implemented quickly and cost effectively and which leverage prior solution development experience;

•	flexible project staffing and resource allocation that best meets the project’s scope, scale and length; and

•	client access to the deepest and most valuable technical and industry-specific expertise, such as highly experienced senior staff members.

We believe that as our clients’ needs become increasingly complex, so will the requirements for success in our industry. Our ability to remain competitive will depend, in part, on ongoing investments in our technological capabilities and our human resources, which we believe differentiate us from our competitors. We also expect our industry to continue to undergo rapid consolidation. China’s domestic banks increasingly seek vendors with comprehensive service offerings and the scale necessary to provide solutions and services seamlessly to numerous client locations across China. In order to succeed, we may need to continue to seek attractive acquisition candidates to compliment our existing core strengths.

OUR SOLUTIONS AND SERVICES

We provide a broad range of solutions and services to meet China’s banking institutions IT needs. Based on the nature of our solutions and services, we categorize them as Software & Solutions, Platform & Maintenance Services or POS. This is a new categorization system that we are implementing beginning in our 2008 annual report and it will be the basis for our future reporting. Software & Solutions includes the development and sale of our software solutions, IT consulting and implementation and customized software development. Platform & Maintenance Services relates to the procurement, re-sale, installation, integration and maintenance of third-party hardware and software. Starting in this Annual Report, we officially classify our POS merchant acquiring business as its own category.

Software & Solutions

We primarily provide Software & Solutions to our banking clients via customized software, standard software, customized solution development, and consulting services; however, we believe that conceptually it is more relevant to discuss the end result of our business. Therefore, we classify our Software & Solutions into the following sub-categories:

•
Channel Solutions. Channel Solutions are designed to facilitate banks’ interactions with their customers, to improve communication and transaction efficiency and to enhance the overall customer banking experience. Channel Solutions include: customized online banking solutions, our E-Banking ASP and call center solutions, which allow our clients serve their customers in a more timely and cost effective manner. Our solutions automate our clients’ operations and allow them to better track performance of different interaction methods. According to a June 2008 report issued by IDC, a third-party research organization, we ranked second among all of the banking IT solution providers in China for Channel Solutions as measured by 2007 revenues. In 2006, 2007 and 2008, our revenues from Channel Solutions were RMB19.4 million, RMB49.4 million and RMB97.7 million, respectively, representing a CAGR of 124.4%, and accounted for 6.7%, 11.3% and 14.4% of our total revenues, respectively.

•
Management Solutions. Management Solutions help banks to collect and analyze data, so that they can monitor and manage risks and performance in a timely manner, as well as business intelligence. These solutions support intelligent data analysis to enhance management reporting and sound decision making. We provide a suite of consulting and implementation services in risk and performance management, such as asset and liability management, funds transfer pricing and profitability analysis. In 2006, 2007 and 2008, our revenues from Management Solutions were RMB50.4 million, RMB97.5 million and RMB93.9 million, respectively, representing a CAGR of 36.5% and accounted for 17.4%, 22.4% and 13.9% of our total revenues, respectively.

•
Business Solutions. Our Business Solutions include a wide range of transaction-related solutions, such as core-banking, foreign exchange and loan management. We provide our core banking solutions, which manage all operations relevant to deposit and loan accounts, principally to SMBs, as they usually lack the internal IT capabilities needed to develop and maintain their own systems. In 2006, 2007 and 2008, our revenues from Business Solutions were RMB10.7 million, RMB45.5 million and RMB72.3million, respectively, representing a CAGR of 160.0%, and accounted for 3.7%, 10.5% and 10.7% of our total revenues, respectively.

We develop customized, function-specific applications according to our clients’ needs and integrate these applications into our clients’ existing IT systems. Increasingly, we are leveraging our customized development work, so that we can use the same core technology in customized projects for other clients and extract economies of scale from our own business. We believe that providing “repeatable” solutions will become increasingly important as we target new segments of the market, such as SMBs, which have limited budgets for large-scale, highly customized IT work.

Platform & Maintenance Services

We primarily provide Platform & Maintenance Services in conjunction with our Software & Solutions business. Platform & Maintenance Services, although not a primary focus or growth area for us, is necessary as it assure that our clients IT investments function correctly and smoothly in relation to their IT infrastructure. We classify our Platform & Maintenance Services into the following sub-categories:

•
Platform Services. Platform Services is comprised in large part of our former System Integration business. As a total solutions provider, our Platform Services assists our clients with the selection of appropriate third-party hardware or software, manufacturer negotiations (proposals, bids and pricing terms) and, as required, installation support and testing of the third-party hardware and software. We can also integrate the new equipment and software with our clients’ existing IT architecture. In 2006, 2007 and 2008, our revenues from platform services were RMB190.2 million, RMB204.9 million and RMB339.7 million, respectively, representing a CAGR of 33.6%, and accounted for 65.7%, 47.0% and 50.2% of our total revenues, respectively.

•
Maintenance & Ancillary Services. Comprised mainly of our former IT Services business, this category focuses on the maintenance and support services that we provide after a project is completed. In addition, we perform limited agency services where we procure third-party IT equipment for other system integrators and charge a commission. We record these revenues as Maintenance & Ancillary Services. In 2006, 2007 and 2008, our maintenance and ancillary services revenue amounted to RMB18.9 million, RMB34.6 million and RMB58.7 million, respectively, representing a CAGR of 75.8%, and accounted for 6.5%, 7.9% and 8.7% of our total revenues, respectively.

POS Merchant Acquiring Services

Beginning in early 2007, we initiated our POS business, to leverage the growing use of credit and debit cards in China. Our POS business allows us to capitalize on new business opportunities presented by shifting consumer payment trends in China, while creating diverse and reoccurring revenue streams. POS also allows our bank clients to focus on their core competencies, while outsourcing non-core functions to third-party providers, such as Yucheng.

Our business model for POS involves executing a multi-year contract with banks to deploy POS terminals with new merchants. The contracts are typically renewed on an annual basis, unless terminated by either the bank or the merchant. Under these agreements, subscribing merchants typically do not pay a direct fee for our services. Instead, Yucheng is entitled to a portion of the acquiring bank’s revenues from each transaction fee generated on a POS terminal that we deployed. The POS terminals we deploy are able to accept both domestic and foreign, credit cards and debit cards.

We as a third-party services provider we typically:

•	bear the up-front sales and marketing costs

•	supply and install the POS terminals

•	install software to connect the POS terminals with the bank’s payment processing network

•	provide the training and ongoing maintenance

•	supply consumables

•	other merchant support services

We initiated our POS business through Yuxinyicheng Information, in collaboration with China Merchants Bank, in early 2007 to deploy POS terminals nationwide, which according to its data, is currently the largest credit card issuer in China. In February 2008 we won an award from China Merchants Bank as its top provider of POS merchant acquiring services for 2007. In 2008, we expanded our bank network to include the Guangdong branch of China Construction Bank, the Beijing branch of Bank of Communications, the Beijing branch of Bank of China, the Beijing branch of China Citic Bank and the Nanning branch of China Everbright Bank. As of December 31, 2008, we had deployed over 21,300 POS terminals.

Nature of our client engagements

Our objective is to maximize our share of IT spending with new and existing clients by developing an initial service relationship and then cross-selling additional services. Large, multi-year projects are usually separated into different phases; each phase is covered by a separate contract. For our Software & Solutions and our Platform Services, we typically enter into one contract with our clients for each project or phase that we undertake. Our Software & Solutions contracts typically last between two and twelve months (averaging six to seven months) and our contracts for Platform & Maintenance Services are generally shorter.

Each project typically involves multiple service components to fulfill the project or particular project phase’s requirements. We typically price our Software & Solutions relating to a project or a project phase based on an all-inclusive, fixed-price basis, rather than on an à la carte basis for individual components or segments. To the extent we are successful in managing projects, fixed-price contracts have historically allowed us to employ various process methodologies designed to improve the overall project profitability, while maintaining the highest quality and milestone-oriented service. Our Platform Service projects are generally priced based on the cost of the third-party hardware or software, plus an applicable margin to cover our service costs. Our clients are generally required to pay us in installments, with a portion of payment made upon executing the contract, upon achieving certain interim milestones, and upon completing the client inspection.

We are starting to implement a re-occurring revenue model, when the functionality of our solutions is per-user or per-transaction based. Under this model, we set up the entire IT architecture and software platform, such as an entire online banking IT platform, and charge our clients for the use of the IT platform and on a per-user or per-transaction basis.

In January 2008, we entered into a collaboration agreement with China Financial Certification Authority (CFCA) to develop our E-Banking ASP platform targeted toward SMBs. The CFCA is China’s regulatory agency for secured online transactions. It will host and maintain the online banking platform to ensure the highest level of transaction security and service availability. We will provide the necessary hardware and solution technology to operate the platform. In exchange for using the E-Banking ASP services, clients are expected to pay a fixed annual fee for hosting and maintenance, as well as variable fees depending on the number of users, the transaction type and the transaction volume. These revenues will then be shared between Yucheng and the CFCA. As part of the agreement, we will also customize elements of the E-Banking ASP platform per our client’s request, in return for additional fees. Compared to our traditional project-based revenue model, the client’s initial charge using a recurring revenue model is relatively small; however, we are confident that in the long run it will generate increased revenues tied to the platform usage.

We believe this revenue model appeals to the SMBs, which may not have the financial resources and internal IT capabilities to maintain their own online banking platform. We also believe that revenues generated from the recurring models will also improve the predictability and sustainability of our revenues.

OUR COMPETITIVE STRENGTHS

We believe the following competitive strengths enable us to compete more effectively as an IT service provider to China’s banking institutions.

Broad client base and extensive domestic Chinese bank experience.

Our client base includes all of China’s most prominent Top Four banks as well as many of the Joint-Stock and SMBs. We have successful reference sites at the Top Four banks, and count 15 of China’s 17 largest banks as our clients. As the Top Four and Joint-Stock banks tend to set IT norms in China’s banking industry, our close client relationships in these segments enable us to gather the deep expertise required to maintain our leadership position. Through the acquisition of Easycon and also organic growth, we have also expanded our client base to include numerous SMB clients. We believe that our broad client base and extensive industry expertise serve as a testament to our solution quality and as an endorsement to new customers.

Deep relationships with existing clients and effective new client development strategy.

In the course of serving our existing clients, we typically develop a detailed and proprietary understanding of our clients’ internal IT operations, as well as their existing and future IT needs. As our clients typically prefer to maintain continuity in their third-party IT outsourcing relationships, we believe we are well-positioned to serve our clients’ needs on future projects, especially where we have had significant prior input into the client’s IT systems. By undertaking of one project with a new client, we are often able to gain insights into the client’s additional IT needs and cross-sell or up-sell solutions and services to the client, which in turn further strengthens our relationship and increases our competitiveness.

Extensive suite of solution and service offerings.

To date, we have developed a broad range of solutions, which we deliver via our suite of proprietary applications. Our solutions are often packaged with our other services, such as consulting, custom application development, legacy system integration, third-party packaged software application implementation, application testing, and system integration services, to create a comprehensive service. Our broad range of capabilities allows us to tailor our solutions to each of our clients’ particular business needs, providing our clients with a “one-stop shopping” experience. Our approach has enabled us to become increasingly important to our clients’ overall IT strategies, allowing us to more effectively cross-sell and up-sell additional solutions and services to help better meet their long-term needs.

Highly leveragable product suite.

The substantial experience, both industry-specific and technology-related, that we have gained in providing a broad range of solutions to numerous clients historically has allowed us to develop deep insight into how best to serve both new and existing clients. This has also enabled us to engineer applications during the course of a specific client engagement that allow us to more easily facilitate upgrades and additional solutions at a subsequent client engagement. We believe that this capability provides us with a significant competitive advantage as we target new clients, such as SMBs.

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

Broad geographic presence.

In addition to our headquarters in Beijing, we maintain subsidiaries and branch offices in 19 other cities across China. As many of our clients, in particular the Top Four and Joint-Stock banks, have a nationwide or multi-province presence, our broad geographic presence allows us to be close to our clients in multiple locations, which further helps us to maintain close relationships with them. In addition, as we further expand our SMB client base, our broad geographic coverage makes it easier for us to connect with them and provide our solutions and services in a client-facing fashion, which we believe is critical for effective cross-selling and up-selling of additional services and solutions.

Strong brand in the marketplace.

We have an established reputation as a leading provider of IT services to China’s premier banking institutions with our clients and among China’s banking IT service provider community. We have enjoyed close business relationships with many Top Four and Joint-Stock banks, including China Construction Bank, which has been our customer on an annual basis since 1999. Our services to these premier banking institutions has earned us credibility and prestige in the industry. For example in 2008, we were named “Outstanding Chinese Financial Technology Products 2008” by New Financial World magazine, a Chinese IT industry magazine. In 2007, Yucheng was recognized as “One of the ten best IT solution providers for China’s financial industry” by Computer Partner World, a leading IT focused magazine in China. We believe that our established reputation and credibility provide us advantages in our competition for new businesses opportunities.

OUR STRATEGIES

Our objective is to become the leading provider of IT services to China’s diversified financial services sector.  While we believe that we have already established an attractive market position, we intend to further grow our business and enhance our overall market standing by implementing the following strategies:

Continue to drive organic growth through cross-selling and up-selling of new services to our existing Top Four and Joint-Stock bank clients.

We have established close relationships with most of the Top four and Joint-Stock banks in China, and have successfully undertaken multiple projects for these banks.  We intend to further leverage such relationships and cross-sell more solutions and services to these banks.  For example, we have provided numerous services, such as online banking, call center, risk management, business intelligence, foreign exchange, performance management solutions, to China Construction Bank, which has been our largest client by revenue in each of the past three years.  In comparison, we have provided much more limited IT solutions and services to many other Top Four and Joint-Stock banks.  We intend to leverage our experience with China Construction Bank to actively promote our other IT solutions and services in other banks.

Continue to expand into new client segments, such as SMBs.

We intend to broaden our client base to include more SMBs.  As compared to large Top Four and Joint-Stock banks, SMBs do not have the business scale, financial resources or internal IT capabilities to develop highly sophisticated IT systems and solutions. As such, they generally demand less customization of IT solutions, providing us opportunities to sell our solutions in a more standardized manner with minimal incremental cost per sale. In addition, due to their smaller size and increasing needs, oftentimes we are in a superior position to negotiate contract terms with SMBs as compared to large banks. For example, we are often able to extract licensing fees from SMBs for our software applications. By the end of 2008, SMBs accounted for 17.1 % of our revenues, compared to 16.3% of revenues in 2007, and we expect to continue expand our SMB market share.

Shift from a project-based revenue model to a transaction-based revenue model in certain segments.

Our traditional business model involves negotiating a fixed-price contract with our clients based on the complexity and duration of each project we undertake. Such projects generate one-time revenues and generally must be renegotiated should the client decide to expand the project or make improvements, either in the current year or in subsequent years. We have initiated our transaction-based revenue model by delivering certain of our offerings, such as online banking solutions, to our clients through a combination of a fixed fee plus subsequent variable fees. We believe that such a delivery method is more economical and of particular interest to SMBs, which are more likely to forgo a custom online banking project due to the upfront costs.

We forayed into this model in January 2008 via a collaboration agreement with Chinese Financial Certification Authority (CFCA), the Chinese governmental body regulating e-commerce security. In return for our E-Banking ASP, SMBs are expected to pay CFCA and us a combination of annual maintenance fee, plus subsequent per-transaction or per-user fees. As of January 2009, we have eight clients on our E-Banking ASP. We plan to expand this model to cover other services, as feasible.

Expand our solutions and service offerings to address new growth opportunities.

As part of our ongoing effort to broaden our service offerings and increase our share of third-party IT and service spending by banks, we have launched our POS business targeting China’s growing consumer credit and debit card payment processing market. In early 2007, we entered into collaboration with China Merchants Bank, currently the largest credit card issuer in China, to deploy POS terminals with new merchants nationwide that will enable them to accept payments by credit and debit cards. In 2008, we expanded our partnerships to include five more banks. With each bank we have a revenue sharing agreement, whereby we share a portion of the processing banks fee for transactions conducted on our terminals. We believe that our POS business has tremendous growth potential because POS terminal saturation in China is still very low, compared to more developed countries, and more consumers in China are recognizing the benefit of electronic payments instead of cash. In addition, to creating a new and recurring revenue stream for us, we believe this new business can also add significant value to our existing and new client relationships, as we alleviate the burden of a non-core competency.

In 2008, we began to enter the insurance segment by localizing 3i Infotech’s solutions for the Chinese markets. We believe that this will offer us a new revenue stream and allow us to diversify our revenue sources. We look forward to expanding our footprint in the diversified financial services space. Although this is a more nascent industry, we believe that there is tremendous growth potential.

We have expanded our CRM capabilities with the acquisition of a Siebel CRM implementation team in December 2008. The team has extensive experience customizing Siebel CRM systems for customers across many industries, including banking. As Chinese banks become more complex, having the right solutions to improve management team capabilities will be critical.

Pursue selective acquisitions, joint ventures and strategic alliances.

Historically, we have supplemented our organic growth strategy through selective acquisitions and strategic alliances to increase our solutions and service offerings and overall market share. In 2007, we acquired five companies. In 2008, we had a total of six cooperation agreements with banks for POS merchant acquiring business; we entered into an agreement with CFCA for hosting our E-Banking ASP platform; in August, we completed our Elegon JV with 3i Infotech of India to localize their globally renowned solutions for the Chinese market. These acquisitions, strategic alliances and cooperations have expanded our revenue sources, increased our solution and service offerings, diversified our client base, enhanced our research and development capabilities, augmented our management resources and employee base, and enhanced our long-term competitive position.

Expand our client base and service offerings to include the adjacent financial services industries.

Non-banking financial services market has been growing very rapidly in China. In the long term, it is likely that our banking clients will expand their portfolio of capabilities into those market. In 2008, to better serve our banking clients in the long-term, we established the Elegon JV, with 3i Infotech of India to take advantage of the long-term potential opportunities in the growing diversified financial services. We believe that with our existing banking IT expertise and relationships, when we enter into adjacent verticals, we will be able to enhance our long-term growth potential.

PROJECT DEVELOPMENT AND MANAGEMENT

The following chart illustrates our typical project development and management process.

Project management

We manage our projects principally through the following steps:

•	Project setup. We conduct feasibility and margin analysis before the set-up of each project, which requires approval of the sales, pre-sales implementation and technology management teams.

•	Project planning. Following project setup approval, the project manager designs the overall project plan, including estimates for workload and costs, so that necessary resources can be allocated.

•
Project monitoring. Our project manager then tracks the project’s progress and results are presented both internally and to the client, through various project progress reports. Any changes to the scope of the project need to be approved from our sales, pre-sales implementation and technology management teams.

•	Risk management. We estimate potential risks upon project setup, and establish relevant strategies and measures to respond to any such risks to minimize their impact.

•	Quality assurance. We conduct frequent tests and examinations to ensure the quality of our solutions and services.

•	Client satisfaction survey. We regularly distribute a client satisfaction questionnaire to our clients during project implementation and adopt appropriate measures to address any issues raised.

•
Project closing. Our sales, pre-sales implementation and technology management teams need to approve the completion of each project, and we assess the overall the project achievements and financial return.

Project development

Our project development activities include the following:

•
Needs analysis. The first step of our project development is to understand our client’s business needs for the project. We carry out frequent communications with our client and conduct extensive analyses of their needs based on their business and current IT system.

•	System design. Based on our understanding of our client’s business needs, we design the overall system architecture, including databases, customer interfaces and modules to best address such needs.

•
Coding and module testing. Once we have a system design or part of the system design to meet our client’s requirements, we start coding individual functional modules. Each of our functional modules is tested and debugged individually to ensure quality and functionality.

We work closely with our clients during the above steps, and these steps may be repeated or conducted in parallel to ensure that we have a system that best meets our client’s business requirements.

•	System testing. After we finish coding and testing the individual modules, we start connecting the modules and performing testing at the system level.

•
System test run and client examination. After the system passes system testing, we then install it at our client’s site and conduct a real data test run with our client. We work closely with our client to address and resolve any issues that may come up during the test run and client examination.

•
System delivery and maintenance. After passing client examination, the system is delivered to our client and the project development cycle is closed. Generally, we provide one year of maintenance and support for most of our solutions. We assign an employee as the principal contact person to receive client feedback, evaluate the severity of any problem arising from the use of the IT solution, resolve the problem and maintain an issue log.

QUALITY ASSURANCE

We have built quality assurance measures into our project management process. We conduct frequent tests, both in the module level and system level, to ensure our solutions meet our high quality standards and required functionality. We frequently interact with our clients throughout the entire project development process, soliciting feedback and taking measures to improve our solutions and services.

We conduct various technical and management appraisals before, during and after project implementation. Technical appraisals include demand appraisal, design appraisal, code spot tests, internal check and acceptance, and client check and acceptance; management appraisals include project set-up appraisal, plan appraisal and settlement appraisal. These appraisals are designed to ensure the smooth progress of our projects and quality of our implementation.

We have established a set of quality control procedures and follow standard software development protocols in our development processes. Beijing Sihitech received an ISO 9001:2000 certification in March 2005 and e-Channels received an ISO 9001:2000 certification in July 2006. We are still in the process of obtaining level 3 certification of Capability Maturity Model Integration, or CMMI, for our software development operations. CMMI is a framework for business process improvement that is widely accepted in the software industry.

SALES AND MARKETING

We employ a direct sales model to market and sell our solutions and services. As of December 31, 2008, we had a 264-person total sales and marketing staff in 19 cities across China, of which 82 are focused on our core business and 182 are dedicated to our POS business. Our core business sales personnel are organized into four teams based on client type and geographic location. We have a Top Four and Joint-Stock bank sales team and an SMB sales team, which are both based in Beijing, and two regional sales teams, which cover the eastern China and southern China regions. Our Top Four and Joint-Stock bank sales team is primarily responsible for sales and marketing for our Top Four and Joint-Stock bank clients. Within our Top Four and Joint-Stock bank sales team, we have dedicated sales groups that focus on key clients, such as China Construction Bank, Agricultural Bank of China and CITIC Bank. Our regional offices assist in the sales and marketing process by maintaining active relationships with to the local branch offices of Top Four and Joint-Stock banks. Our SMB sales team in Beijing and our two regional sales offices are primarily responsible for sales and marketing activities in their respective regions.

Our sales strategy also differs depending on the type of clients. For Top Four and Joint-Stock banks, we establish and maintain long-term partnerships, providing these leading banks with a comprehensive set of IT consulting and implementation services and a focus on growing with the IT needs of each client. We also strive to provide our solutions and services to these clients in follow-on projects by cross-selling our other solutions and services. For SMBs, we aim to secure a foothold with our leading IT solutions, such as online banking or through the acquisition of companies specializing in that banking segment, such as Easycon. Due to their limited experience with third-party IT solution and service providers, in many cases, these clients are unaware initially of the broad range of solutions and services that may be obtained from a third-party provider, and are therefore unaware of the benefits in leveraging the experience and capabilities of a provider such as ourselves. The initial client engagement enables us to understand clients’ IT needs, quickly build relationships internally, and provide us opportunities to demonstrate to them our capabilities and value proposition so that we can cross-sell or up-sell our additional solutions and services to best meet their long-term business needs.

Many banks select their IT service providers through competitive bidding. Before submitting a bid, we usually conduct a detailed due diligence study of the bank, our competitors, the technical advantages we have regarding the project, duration of the project, our estimated cost and profitability and potential for a long-term relationship with the client. We selectively submit bids on projects where we believe we have a competitive advantage. In addition to price, we believe clients usually select the winning bidder based on a number of other factors, including reputation and track record of the IT service provider, its technical capabilities, historical relationship with the client and the functionality of the proposed solutions.

Many of our client projects are separated into different phases, often spanning more than one year. For the latter phases of the projects that we initially undertake, banks usually do not engage in any additional open bidding. Instead, we typically conduct new negotiations to determine the scope and cost of the new phase.

As for our POS business, our sales are conducted largely through direct sales efforts to the merchants made on behalf of our partner banks. We also conduct various joint-promotion activities with collaborating banks to help increase our brand awareness in the marketplace, such as a restaurant promotion month and a promotional bonus point program. The sales personnel for our POS business are separately managed by our subsidiary, Yuxingyicheng Information. As of December 31, 2008 we have sales teams located in 20 cities across China.

Our total sales and marketing expenses were RMB14.0 million, RMB29.1 million and RMB49.4 (USD7.2 million) for 2006, 2007 and 2008 respectively, and were mainly comprised of compensation expenses. In addition to salaries, our sales staff receives a significant portion of their compensation from sales commissions.

OUR CLIENTS

Our current clients consist primarily of Top Four and Joint-Stock banks that look for customized IT solutions to meet specific business and operational requirements. Of the 17 Top Four and Joint-Stock banks, 15 are our clients and some have been so for more than five years. We have also been adding SMBs to expand our client base, and diversify our dependence on any one client.

China Construction Bank, one of the largest banks in China, and our client since 1999, has been our largest client through the headquarters and its branch offices in each of 2006, 2007and 2008, accounting for 54.0%, 59.2% and 47.8% of our total revenues, respectively, in those three years. Our contracts with China Construction Bank were signed separately with different departments within the bank group, branches at the provincial level and headquarters and we consider each of them effectively separate clients, since the decision makers and budgets are unrelated. If we treat different decision making bodies within China Construction Bank as separate clients, China Construction Bank head office was our largest client in each of the past three years, accounting for 30.0%, 29.1% and 36.9% of our total revenues in 2006, 2007 and 2008, respectively. Revenues from each of other branches of China Construction Bank accounted for less than seven percent of our total revenues in each of 2006, 2007 and 2008. No other client accounted for over ten percent of our revenues in each of 2006, 2007 and 2008.

We realize the risks involved with overdependence on one or a few clients, and have taken measures to expand our client base. Our number of Joint-Stock bank clients has increased, accounting for 8.9% in 2006, 7.2% in 2007 and 10.5% in 2008. As our Joint-Stock client base has grown, its contribution as a percentage of total revenues has also increased and accounted for 6.1% in 2006, 11.4% in 2007 and 15.9% in 2008. Over the past three years our SMB client base grew and included 11 in 2006, 80 in 2007 and 69 in 2008. Our percentage of revenues from SMBs as a percentage of total revenues was 3.3% in 2006, 16.3% in 2007 and 17.1% in 2008. We believe over time, Joint-Stock banks and SMBs will experience the greatest competitive pressures and are likely to significantly increase their IT investments. We have positioned ourselves to take advantage of this opportunity as it develops.

In addition to China’s domestic banks, we have also begun marketing our services to the Chinese operations of foreign banks, which have expanded significantly in recent years due to China’s WTO commitments. For example, we entered into contracts with the PRC subsidiary of Hana Bank of Korea in late 2007 to develop their bank card processing system and online banking platform, and with the PRC subsidiary of Bank of East Asia of Hong Kong in early 2008 to develop their online banking platform.

SUPPLIERS

We work with third-party suppliers for hardware equipment and certain software components that we incorporate into our solutions. Our hardware suppliers include IBM, HP, DELL and Sun for servers, EMC for storage, Cisco, Huawei and F5 for network equipment. Our software suppliers include Oracle, IBM, Symantec, Microsoft, Genesys and EDIFY. We do not depend on any single supplier for either hardware or software. In 2008, four service providers accounted for more than 10% overall third-party hardware and software purchases. Details are provided in the table below:

Company	Percentage
Teamsun	11.0%
Digital China	10.4%
eSOON	10.1%
HP	10.1%

Our POS terminal suppliers include Ingenico, Landi, Hypercom, Sagem, Pax, Spectra and Xinguodo. We have not experienced any difficulty in the procurement of POS terminals. Generally, these suppliers provide a three-year service warranty on the POS terminals free of charge. After the expiration of this period, we assume all costs associated with the maintenance of these POS terminals.

RESEARCH AND DEVELOPMENT

The market for our solutions and services is characterized by rapid technological change. As China’s banks upgrade their technology to meet international standards, we must ensure that we keep pace with technological developments, client demands, emerging industry standards and an increasingly sophisticated environment by enhancing our current service offering on a timely basis and developing new solutions that capture underdeveloped market segments.

Our research and development at the company level focuses on developing new fundamental platforms and applications that can be used in a variety of our IT solutions. Currently, we conduct our company level research and development activities primarily in our Financial Information Technology Institute, or the Tsinghua Institute, which we formally established in April 2006 pursuant to a research collaboration arrangement with Tsinghua University. Under the collaboration arrangement, we provide research funding and personnel, and Tsinghua University provides research facilities, as well as their own personnel. Currently, the Tsinghua Institute has 15 members, ten of which are our employees. The Tsinghua Institute has already been successful in developing a number of new technologies that we have deployed to some of our clients. We jointly own the intellectual property from the collaboration with Tsinghua University, and each party can commercialize such intellectual property without the consent of the other party. We also established a company level research and development center in Guangzhou, focusing on information management technology and business intelligence.

We also carry on research and development activities at the business division level in our various subsidiaries. Our business divisions are more familiar with our clients’ specific IT needs and focus on developing applications that are more closely linked to immediate trends. As of December 31, 2008, we had 40 employees carrying on research and development activities.

Including the amount we capitalized, our internal software development costs amounted to RMB2.3 million, RMB10.7 million and RMB13.7 million (USD2.0 million) in 2006, 2007 and 2008, respectively. In addition, as we conduct a substantial amount of research and development activities in connection with our client projects, a significant amount of research and development related expenses are recorded as cost of revenues for the client project rather than research and development expenses.

INTELLECTUAL PROPERTY

We rely on a combination of patent, copyright and trademark laws, licensing agreements, confidentiality agreements, internal confidentiality policies and other contractual provisions, as well as technical measures to protect our intellectual property rights. We have one received patent for our dynamic password method and system based on mobile communication terminals and still have one pending patent application for our dynamic password method and system with encryption with the PRC State Intellectual Property Office. We routinely register our proprietary software to the National Copyright Administration of the PRC pursuant to the Regulations for the Protection of Computer Software (2002) to ensure protection under the PRC copyright laws. As of December 31, 2008, we had 31 software products registered with the National Copyright Administration of the PRC, including primarily system architecture and platforms and various software applications.

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

Pursuant to the majority of our client contracts relating to our software, solutions and services, our clients own the intellectual property developed in connection with the projects, while we retain our proprietary rights to the methodologies, algorithms or patents that we used in the development of custom software solutions. However, it is often difficult to distinguish the part of the software that we developed for our clients, which represents our proprietary rights. As a result, there is a risk that our client may claim that we infringed their intellectual property rights. See “Item 3. Key information — Risk factors — Risks relating to our businesses — We may be subject to intellectual property infringement claims from our clients, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially and adversely affect our business, financial condition and results of operations.” In addition, we typically agree to defend our clients on our own costs for any third-party intellectual property claims filed against them arising from the solutions and services we provided them, and indemnify them for any damages of intellectual property infringement, which may subject us to significant intellectual property indemnity claims. See “Item 3. Key information — Risk factors — Risks relating to our businesses – Our intellectual property indemnification practices may materially and adversely impact our business.”

We have registered one trademark, “Yucheng,” in the Trademark Office of the State Administration of Industry and Commerce of the PRC. We also own a number of domain names, including the domain name of our main website, www.yuchengtech.com.

COMPETITION

The market for IT services in China’s banking industry is intensely competitive and characterized by rapid technological change. Competition in our industry is based to a great extent on industry experience, solution quality, reference sites, breadth of services offered, reputation, price and relationship. Past track records with a particular banking client are also of particular importance. As a result, our success rate is usually higher with banks that we have provided solutions and services to in the past, and we are usually engaged by our existing clients to work on projects that are the expansion of or improvements on the original projects that we undertook.

Our major competitors can be categorized into two groups, global IT vendors and China’s domestic IT solutions and service providers. Our major competitors in the global IT vendor category include Accenture, IBM Global Services and TCS/FNS. These competitors are strong in high-level, enterprise-wide IT strategy consulting. Our major domestic competitors include Client Server International Inc., Digital China Holdings Limited, Huayuchang International Scientific & Educational Development Ltd., Hi Sun Technology Holdings Ltd. and Longtop Financial Technologies Limited. Each of these competitors has their focus and strength in different types of IT solutions and services, and we compete with different companies depending on the types of solutions we intend to provide to a given client.

We also compete with the internal IT departments of our existing and potential clients, which may be capable of creating in-house solutions, thereby reducing the need for outsourced service providers. For example, a banking client for which we designed an initial online banking platform decided later to conduct further development in-house.

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

INSURANCE

We own a property in Xiamen which we use as office space, and lease all of our other offices, and we do not maintain any property insurance for such offices. In addition, consistent with industry practice in China, we do not maintain business disruption insurance or key person insurance. We do maintain Director and Officer Liability insurance, in accordance with standard practices for U.S. listed companies.

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

Under these regulations, except for software developed for self-use, software products developed in China are subject to a registration system administered by the PRC Ministry of Information Industry (MII) and its local branches or agencies. This registration system requires software developers to obtain registration certificates for their software products. A software product cannot be sold in China without such registration. The valid term of each registration is for five years, and it may be renewed upon expiry.

Companies in China engaged in systems integration are required to obtain qualification certificates from MII. Companies planning to setup computer information systems are required to engage systems integration companies with appropriate qualification certificates. This qualification certificate is subject to biannual review and is renewable every four years.

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

Encryption software is an essential component of internet banking systems. The development, production and sale of commercial encryption products in China is regulated by the PRC National Encryption Administrative Bureau (Encryption Bureau) and its authorized local branches. A company engaging in the encryption-related business is subject to certain licensing requirements, such as obtaining a production license, sale and distribution license, and a license for research and development from the Encryption Bureau. In addition, both importing and exporting products and equipment containing encryption technology are subject to the prior approval of the Encryption Bureau.

Companies in China engaged in providing security products for computer information systems are required to obtain a sales license after official examination from the PRC Ministry of Public Security (MPS) or its authorized local branches. The valid term of each license is for two years which can be renewed upon expiry.

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

Regulations on foreign exchange

The principal regulations governing foreign exchange in China are the PRC Foreign Exchange Administration Regulations (1996), as amended in 1997. Under these regulations, current account income denominated in foreign currencies shall be sold to designated banks or deposited into foreign exchange bank accounts. The Renminbi is convertible for current account items including the distribution of dividends, interest payments and trade and service-related foreign exchange transactions. For conversion of the Renminbi for capital account items, such as making inbound and outbound direct investments, borrowing foreign loans, repatriating investments and investing in securities outside China, prior approval of or registration with State Administration for Foreign Exchange (SAFE) is required.

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

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Return Investments via Overseas Special Purpose Vehicles, generally known in China as SAFE Circular 75, which became effective November 1, 2005, (i) a legal person entity incorporated in China, a PRC citizen, or an individual with habitual residence in China due to certain economic benefits, who is referred to as an onshore resident under SAFE Circular 75, shall register with the local branch of SAFE before it establishes or controls an overseas special purpose vehicle (SPV) for the purpose of overseas equity financing (including convertible debts financing); (ii) when a PRC resident contributes the assets or equity interests it holds in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident shall modify its SAFE registration in light of its interest in the SPV and any change thereof; and (iii) where an SPV undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, or external guarantees, or other material events that do not involve return investments, such PRC resident shall, within 30 days from the occurrence of such material event, apply to the local branch of SAFE to amend or file the registration of foreign exchange of overseas investment. Onshore residents who have established or controlled SPVs and completed return investments before November 1, 2005, the effective date of SAFE Circular 75, were also required to register with the local SAFE branch before March 31, 2006.

To further clarify the implementation of SAFE Circular 75, SAFE issued The Notice of the State Administration of Foreign Exchange on Operating Procedures concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investment via Overseas Special Purpose Companies on May 29, 2007 (Circular 106). Under Circular 106, if the investment in the overseas SPV fails to be registered with SAFE by the onshore residents, (1) the overseas SPV is not qualified to conduct overseas financing or return investment; and (2) the PRC subsidiaries of the SPV are prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the overseas SPV. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions. All our PRC resident beneficial owners have registered with local SAFE branch as required under the SAFE regulations in respect to return investment.

Regulations on offshore parent holding companies’ direct investment in and loans to their PRC subsidiaries

An offshore company may make an equity investment in a PRC company, which will become the PRC subsidiary of the offshore holding company after the investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign-Owned Enterprise Law, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementation rules. Under these laws and regulations, the contribution and increase of the registered capital of a foreign-invested enterprise is subject to prior approval by the relevant authorities.

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

Regulations on dividend distribution

Under the relevant PRC laws and regulations, foreign-invested enterprises in China may distribute dividends only out of their accumulated profits determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to contribute at least 10% of their after-tax profits based on PRC accounting standards each year to their general reserves fund until the accumulative amount of the reserve fund reaches 50% of the registered capital of such wholly foreign-owned enterprise. Contributions to the fund may not be distributed as dividends.

 C. Organizational structure.

The following diagram illustrates our organizational structure as of December 31, 2008:

The Company
(Yucheng Technologies Limited)
100%
100%
BVI
Sihitech BVI
(Ahead Billion
Venture Ltd.)
E-Channels BVI
(Port Wing
Development Co., Ltd.)
68.25%
31.75%
China
Yuxinyicheng
100%
Beijing Sihitech
80%
Shanghai Software
100%
Beijing Software
20%
100%
e-Channels
100%
Shanghai Sihitech
51%
Sunrisk
100%
Guangzhou
Sihitech
80%
Yuxinyicheng
Information (POS)
100%
Xiamen Yucheng
100%
Yuxinyicheng
Software
100%
Recency
100%
Fujie
100%
Fuyi
100%
Guangzhou
Yuxinyicheng
100%
Easycon
49%
Elegon

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

Beijing Easycon Electronics Limited, or Easycon. We acquired 75% interest of Easycon in June 2007 and the remaining 25% interest in January 2008. Easycon specialized in providing IT services to smaller and regional commercial banks in China. Its banking integrative service management system and credit management system both hold a significant market share and are very well received among SMBs.

Beijing e-Channels Century Technology Co., Ltd., or e-Channels. E-Channels engages in the provision of technology development, technology transfer, consulting and training services, in particular relating to online booking-related solutions. E-Channels was the principal operating entity of e-Channels BVI prior to the three-party merger.

Beijing Yuxinhengsheng Information Technology Limited, or Sunrisk. We initially acquired 100% interest of Sunrisk in March 2007. Sunrisk is a risk management total solutions provider for the Chinese banking industry, focusing on consulting, product implementation and system integration in the area of enterprise risk management for financial institutions. In April 2008, Yuxinyicheng introduced a strategic investor to acquire 49% of Sunrisk’s equity interest. As a result, Yuxinyicheng’s equity interest in Sunrisk was diluted to 51% from 100%.

Beijing Yuxinyicheng Information Technology Limited, or Yuxinyicheng Information (POS). We established Beijing Yuxinyicheng Information (POS) in January 2007, and its focus is on providing our POS merchant acquiring business in collaboration with banks. Initially we held 80% of the equity and in January 2009 we acquired the minority interest in our POS business; it is now a wholly-owned subsidiary.

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

Guangzhou Yuxinyicheng Information Technology Limited, or Guangzhou Yuxinyicheng. We established Guangzhou Yuxinyicheng in November 2007, and it provides system integration, software development, information technology consulting and maintenance and support to our customers.

Chengdu Elegon Information Technologies Limited, Elegon. We established Elegon in August 2008 in conjunction with 3i Infotech Ltd and hold a 49% interest. The investment in Elegon is accounted for using the equity method. Elegon is a product company that is localizing 3i Infotech’s solutions for the Chinese market.

D. Property, plant and equipment.

Our principal executive offices are located at Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing where we lease approximately 3,953 square meters of office space. We have 19 other office locations in China, including Shanghai, Guangzhou, Xian, Xiamen, Zhengzhou,

Chengdu, Shijiazhuang, Shenyang, Nanjing, Dalian, Harbin, Wuxi, Changzhou, Wuhan, Changsha, Dongguan, Nanning, Liuzhou and Shenzhen. We own a property in Xiamen with a gross floor area of 1,258 square meters, and we lease properties in all other cities with an aggregate gross floor area of 8,452 square meters. We use all these properties as office space for our employees. The aggregate rent for all our offices is RMB586,783 (USD85,855) per month.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations in should be read in conjunction with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements. In evaluating our business, you should carefully consider the information provided in “Item 3. Key Information — Risk factors”.

OVERVIEW

We are a leading provider of information technology, or IT, solutions and services to China’s domestic banking sector. Our solutions and services enable our clients to establish and maintain IT platforms and operational capabilities to better manage their operations and serve their customers’ needs.

Historically, we derived a majority of our revenues from providing system integration services (now included under Platform Services), which included selecting, procuring and reselling third-party hardware equipment and software applications to our clients, monitoring and assisting in the installation of such equipment and software at our clients’ sites and assisting in the integration of the installed equipment and software with our clients’ existing IT systems. Due to the lower gross margin and growth potential of Platform Services as compared to software-related solutions and services, in 2006 we began to shift our focus away from providing Platform Services. Platform Services revenue represented 50.2% of our total revenues in 2008, and we expect that its percentage of our total revenues will gradually decline over time.

Our current business focus is to develop and deliver an extensive suite of software-related solutions and services tailored toward specific functional needs of our clients. Our software-related solutions and services encompass all major categories of IT solutions used in China’s banking industry, namely Channel Solutions, Management Solutions and Business Solutions. Our revenues derived from providing software-related solutions and services have grown at a much faster pace than our revenues derived from Platform Services in recent years, in part due to our shifted business focus, and in part due to our acquisitions. For a detailed description, please see “Item 4. Information on the Company - A. History and development of the Company. - Corporate History.”

We predominately provide our software and software-related solutions to our clients on a project-by-project basis, and charge an all inclusive fee for each project. Previously, these contracts were recognized under the heading of IT Solutions and Services, in this 20-F and going forward they will be classified under Software & Solutions.

We charge Platform Services based on material and service cost plus certain margin. Previously, these contracts were recognized under the heading of Systems Integration, in this 20-F and going forward they will be classified under Platform & Maintenance Services and in the sub-category of Platform Services.

We also provide IT maintenance and support services to our clients as well as limited agency services, in which we source third-party IT equipment from other system integrators and charge clients on a commission basis. Previously, these contracts were recognized under the heading of IT Solutions and Services, in this 20-F and going forward they will be classified under Platform & Maintenance Services and in the sub-category of Maintenance & Ancillary Services.

Beginning in early 2007, we launched our POS merchant acquiring business, which deploys and serves POS terminals in collaboration with our partner banks, enabling merchants to process debit card and credit card payments. We receive a percentage of the transaction processing fees that occur through our POS terminals. Revenue from our POS merchant acquiring business currently accounts for a relatively small portion of our revenues. In the past these revenues were included in our Channel Solutions revenues, under our IT Solutions and Services business. In this 20-F and going forward our POS revenues will be a distinct category.

Our clients are primarily banking institutions in China; for a complete description, see “Item 4. B. Business Overview — Our Clients.”

Our revenues grew from RMB289.7 million in 2006 to RMB435.5 million in 2007 and to RMB676.8 (USD99.0million) million in 2008, representing a CAGR of 52.9%. In 2008, we have changed the way we categorize revenues and have recalculated previous years’ figures in order to provide a clear comparison.

•	Our Software & Solutions revenue grew from RMB80.5 million in 2006 to RMB192.4 in 2007 and to RMB263.9 million (USD38.6million) in 2008, representing a CAGR of 81.1%.

•	Our Platform & Maintenance Services revenue grew from RMB209.2 million in 2006 to RMB239.5 million in 2007 and to RMB398.3 million (USD58.3 million) in 2008, representing a CAGR of 38.0%.

•	Our POS business was established in 2007 and revenues grew from RMB3.6 million in 2007 to RMB14.6million (USD2.1 million) in 2008.

•	As a result our gross margins were 25.7% in 2006, 36.2% in 2007 and 33.6% in 2008.

Our net income increased during the past three years representing RMB40.7 million in 2006, RMB66.7 million in 2007 and RMB81.0 million (USD11.9 million) in 2008, representing a CAGR of 41.1%.

Our growth has been and will continue to be driven in large part by the sales of our solutions and services to our banking clients. We expect our sales of solutions and services to Joint-Stock banks and SMBs to continue to increase at a faster pace than our sales to the largest, Top Four banks. In addition, we expect our POS merchant acquiring business to also provide a source of revenue growth in the future. Our past growth has been partly attributable to the acquisitions we made in 2007 as well as our acquisition of e-Channels in November 2006. We expect to continue to grow both organically and through acquisitions.

BASIS OF PRESENTATION

Yucheng was incorporated on November 17, 2005 as a subsidiary of China Unistone. After completion of a redomestication merger of China Unistone with and into Yucheng and a three-party acquisition among Yucheng, Sihitech BVI and e-Channels BVI on November 24, 2006, Yucheng became the holding company of our business. Sihitech BVI was our predecessor from an accounting perspective, and the purchase method of accounting was used in consolidating e-Channels BVI and China Unistone into Sihitech BVI. Therefore, our operating results for 2006 reflected those of Sihitech BVI and the operating results of e-Channels BVI from November 25, 2006 to the end of 2006; and our operating results for 2007 reflected those of both Sihitech BVI and e-Channels BVI as well as our 2007 acquisitions from their respective acquisition date to the end of 2007.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our results of operations in any period are affected by a number of factors, including factors affecting our industry and factors related to the management and operations of our businesses.

Factors affecting our industry

Growth of the banking industry in China and the need for third-party IT services providers

Our growth has been attributable to the rapid development of China’s banking industry. China’s banking industry has undergone significant reforms and modernization in recent years in order to manage the challenges associated with a rapidly developing economy and to fulfill China’s requirements as a WTO member. As part of such efforts, since 2005, a number of Chinese banks have listed their shares on the international stock exchange, including ICBC, which is the largest IPO to date.

To continue to meet the demands of the changing market landscape in China, banks have greatly increased their IT spending in order to upgrade their systems and capabilities. As most of Chinese banks do not have strong in-house IT development capabilities, these banks largely rely on third-party IT service suppliers, such as us, to meet their IT needs. We expect that as competition in China’s banking industry intensifies, and as China’s banks strive to meet Basel II requirements, they will rely more heavily on third-party IT solution and service providers for their IT needs. Any factors that adversely affect the growth of China’s banking industry, such as a general slow-down in China’s economy, a global economic downturn, or the adoption of economic growth and inflation rate policies by the PRC central government, may reduce the profitability of China’s banks and result in a decrease in their IT spending, which could in turn adversely affect our business. Furthermore, our results of operations are also affected by the extent China’s banks continue to outsource their IT services. Any increase or decrease in the extent of outsourcing IT solutions and services by China’s banks will positively or negatively affect business opportunities available to us.

Changes in decision making over IT spending among our clients

We derive the substantial majority of our revenues by providing IT related solutions and services to China’s banks on a project-by-project basis. We have observed a recent shift in the way IT spending is decided in China’s banks, with more decisions being made at banks’ head offices instead of provincial level branches. Such centralization changes the competitive dynamics in our industry and generally favors large IT service providers with premium brands, broad product offerings and deep client relationships, in particular relationships with the bank’s head offices.

Competition in China’s banking IT service industry

Our results of operations have been, and will continually be primarily affected by, the competitive landscape in China’s banking IT service industry. Due to competitive pressures between banks, we have observed that SMBs in China are focusing more on an IT service provider’s reputation and service quality as compared to price when awarding IT projects, which enhances our competitive position. On the other hand, as more competitors enter the IT service market for big banks, these banks may be able to extract increasing pricing concessions. In addition, as China’s banking IT service industry develops, more global IT service providers are entering the market, which may further intensify competitive pressures.

Factors related to the management and operation of our businesses.

Revenue mix

We derive our revenues primarily from two sources, Software & Solutions and Platform & Maintenance Services. Platform & Maintenance Services has a much lower gross margin as compared to Software & Solutions. Our consolidated gross profit and gross margin are greatly affected by our revenue mix.

We began to shift our business focus to Software & Solutions in 2006. We currently typically only provide Platform & Maintenance Services as part of a larger client engagement that includes Software & Solutions, or if we anticipate that the Platform & Maintenance Services component will lead to future

Software & Solutions revenue from the same client. As a result of these factors, our revenues from Platform & Maintenance Services as a percentage of total revenues was 58.9% in 2008 and the corresponding historical figures using the new revenue categorization method is 72.2% in 2006 and 55.0% in 2007. Our gross margins have therefore fluctuated in line with our revenue mix and were 33.6% in 2008 compared to 25.7% in 2006 and 36.2% in 2007. We intend to continue to focus on providing Software & Solutions, and expect the percentage of our revenues from Platform & Maintenance Services to gradually decrease. Furthermore, as we generate more revenue from our POS business, it will also have a stronger impact on our revenue mix and our gross margin.

Timing of Chinese banks’ outsourced IT projects

Substantially all of our revenues are derived from outsourced IT projects for China’s Banks. As a result, our revenues for any given period are affected by the timing of our clients’ IT projects, which in turn depends on their internal budgeting and planning process. This process may differ, depending on the type of client and project. For example, the head offices of our Top Four and Joint-Stock bank clients generally determine the major IT solutions and services projects according to an annual budget and plan, which is usually finalized in the first calendar quarter of each year. In contrast, regional branches of these big banks and our SMB clients may decide smaller projects on ad hoc basis and follow a less precise schedule. For more detailed information, please see “Item 3. Key Information – D. Risk factors. – Risks relating to our business – Fluctuations in our clients’ annual IT budgets and spending cycles and other factors can cause our revenues and results of operations to vary significantly from quarter to quarter and from year to year.”

Client composition

In 2006, our clients were primarily China’s Top Four banks. Beginning in 2007, we have gradually expanded our client base to include more Joint-Stock banks as well as SMBs. The percentage of our revenues derived from Joint-Stock banks accounted for 6.1% in 2006, 11.4% in 2007 and 15.9% in 2008. At the same time, SMBs represented the following percentages of our revenues 3.3% in 2006, 16.3% in 2007 and 17.1% in 2008.

Top Four banks, because of their size, generally have the strongest bargaining power in their negotiations with us, and generally require extensive customization of our solutions. On the other hand, they have not been as price sensitive in the past because of the complexity of their projects and their financial resources; however, this trend may be changing due to increasing competition in the banking IT service industry. Joint-Stock banks project requirement and budgets are in many respects similar to the Top Four banks. In contrast, SMBs generally have fewer customization requirements, enabling us to sell repeatable solutions with minimal customization. In addition, we are more in an equal footing in contract negotiations with SMBs, which have gradually realized the benefits of our leading products. Our changing client composition and changes in their behavior are expected to affect our future results of operations.

Success of our new business initiatives

We launched the POS business in early 2007 and as of the end of 2008 had deployed more than 21,000 terminals. For a complete description of this business, see “Item 4 – Information on the Company – B. Business overview – POS Merchant Acquiring Services.” As we bear the initial sales and marketing costs as well as the capital expenditure relating to the deployed POS terminals, while revenues from this business, which directly relate to the value transacted through each deployed POS terminal, take time to ramp up, this business is expected to negatively affected our results of operations until 2010. In addition, we have recently started to provide our online banking solutions and services in a per-transaction or per-user based revenue model rather than our traditional project-based revenue model, which, similar to our POS business, requires significant initial capital expenses while revenues will take time to ramp up. We expect that these new business initiatives will bring us revenue predictability and stability in the long-run. As these new business initiatives become more important in our overall business, our future results of operations will be significantly affected by their success or failure. Furthermore, as part of our expansion strategy, we intend to expand our IT solutions and services to non-banking financial institutions, and whether we can succeed in that expansion will also affect our future results of operations.

Success in our acquisition and integration of acquired businesses

In addition to organic growth, we intend to grow by continuing to acquire or invest in complementary businesses to our existing business. Our acquisition of e-Channels in November 2006 and our acquisitions of five companies in 2007 broadened our solution and service offerings, increased our client base, strengthened our management talent and employee base and created a wider range of cross-selling and up-selling opportunities, which greatly contributed to our past growth, in particular our revenue growth from Software & Solutions and the improvement of our overall gross margin. Our future growth will continue to be affected by our ability to identify appropriate acquisition targets, acquire such targets at appropriate costs, integrate the acquired businesses with our existing businesses and realize synergies from such acquisitions. In addition, as China’s banks are becoming more sophisticated in their IT requirements, they are increasingly favoring large solution and service providers with solid financial background and broad product offerings. As a result, our industry will be consolidating, which we believe will present larger players in the industry, such as us, more opportunities to grow by acquisition.

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

An accounting policy is considered critical, if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or if changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue recognition

The Company generates revenues primarily from Software & Solutions, Platform & Maintenance Services and POS services. Revenue is recognized as follows:

(i)           Software & Solutions–they mainly consist of services including implementation, customization, training, consulting and post-contract customer support (“PCS”). Revenue from software and solutions services is generated primarily from customer orders in which customers purchase bundled solutions that include the Company’s software or software system and services, and third party hardware. Our bundled solutions generally require significant production, modifications, or customization of software or software system, contract accounting is therefore applied in accordance with Accounting Research Bulletin (ARB) No. 45, Long-Term Construction-Type Contracts (“ARB No. 45”) and the relevant guidance in SOP No. 81-1, Accounting for Performance of Construction-Type and Certain Product-Type Contracts (“SOP 81-1”), and in Statement of Position (SOP) 97-2 Software Revenue Recognition (“SOP 97-2”). Based on our fact pattern, we apply the percentage-of-completion method of revenue recognition to account for the bundled solutions to the period from the start of the significant production, modification, or customization through to the last element delivered, which is the end of the PCS service period. Labor costs and direct project expenses are used to determine the stage of completion. Revisions in estimated contract profits are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made for anticipated losses on uncompleted contracts.

In a typical bundled solutions contract that includes PCS, the Company generally offers the PCS to customers for one year. In limited circumstances, the Company would offer PCS for more than one year. In dealing with one-year PCS, the Company follows paragraph 59 of SOP 97-2 to recognize PCS revenue upon delivery of the software & solutions, as it considers that (i) the PCS fee is included with the initial solution service fee; (ii) the PCS included with the initial solution service is for one year or less; (iii) the estimated cost of providing PCS during the arrangement is insignificant and (iv) unspecified upgrades/enhancements offered during the PCS arrangements historically have been and are expected to continue to be minimal and infrequent. In dealing with bundled solutions contract that include multi-year PCS, the Company recognizes the revenue from the bundled solutions services using the percentage-of-completion method as mentioned above.

Costs and estimated earnings in excess of billings on uncompleted contracts consist of recognized recoverable costs and accrued profits on contracts for which billings had not been presented to customers as of the balance sheet date. Billings in excess of revenue recognized for which payments have been received are deferred until the applicable revenue recognition criteria have been met.

The determination of the amount of revenue requires us to make estimates about total cost to complete the project and the stage of completion. The assumptions, estimates, and uncertainties inherent in determining the stage of completion affect the timing and amounts of revenues and expenses reported. If we do not have a sufficient basis to measure the progress of completion or to estimate the total contract revenues and costs, revenue is recognized when the project is complete and, if applicable, the final acceptance is received from the customer. The over or under recognized contract profits will be recognized in the income statement when the actual costs were known or in the year in which the project is complete.

(ii)           Platform & Maintenance Services –Platform & Maintenance Services consist of system integration service, agency sales and maintenance services. System integration services mainly consist of value added services of planning, designing, installing, integrating and testing of hardware sold to customers. Revenue from system integration services is recognized in accordance with SAB Topic 13, Revenue Recognition, when the following conditions are all met: persuasive evidence of an arrangement exists, system integration services have been rendered and products have been delivered and accepted, the price is fixed or determinable and, collectibility is reasonably assured. Customer’s acknowledgement evidences their acceptance of the system integration work being completed at which time revenue is recognized. The contract revenue and related costs are deferred if the customer’s acknowledgement is not obtained.

Revenue from sales of IT equipment and software to the end users, which are limited to passing the IT equipment and software from vendors to end users, is treated as agency sales. The Company records the net difference between the amount it bills to end users and the fees charged by third party vendors as revenue. The Company considers the criteria set out in EITF 99-19 in determining whether it should recognize such revenues at gross or net of revenue. The Company believes that based on its arrangement with the system integrators, end users (banks) and the third party IT manufacturers, the net approach is appropriate as the Company is not the primary obligor to the end users, does not take general inventory risk, does not have latitude in establishing price and does not have discretion in supplier selection with respect to the IT equipment or software delivered to end users.

Maintenance service revenue is recognized ratably over the maintenance period.

(iii)     POS service – POS service is a business process outsourcing service, including merchant acquisition, deployment, installation and maintenance of POS terminals, merchant training and technical support. POS revenue is recognized in accordance with SAB Topic 13, Revenue Recognition, when the following conditions are all met: persuasive evidence of an arrangement exists, service is performed, the price is fixed or determinable and, collectibility is reasonably assured.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts is based on management’s assessment of the business environment, customers’ financial condition, historical collection experience, accounts receivable aging, customer disputes and the collectability of specific customer accounts. If there were a deterioration of a major customer’s creditworthiness, or actual defaults were higher than our historical experience, our estimates of the recoverability of amounts due to us could be overstated, which could have an adverse impact on our operating results. The allowance for doubtful accounts is also affected by the time at which uncollectible accounts receivable balances are actually written off.

Impairment of long-lived assets

The Company evaluates for impairment its long-lived assets to be held and used, including fixed assets, intangible assets and other non-current assets, when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimate undiscounted future cash flows expected to be generated by the asset.  If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value.

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

Capitalisation of internal software development costs

Internal development of software products is accounted for in accordance with SFAS No.86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”. SFAS No.86 requires that the cost of developing software be expensed prior to establishing technological feasibility and those costs be capitalized once technological feasibility has been established. Capitalization ceases upon general release of the software. The determination of whether internal software development costs are subject to capitalization is, by its nature, highly subjective and involves significant judgments. This decision could significantly affect earnings during the development period. Also, judgement is required in determination of no significant subsequent testing cost will be incurred after the capitalization of software development costs. Further, once capitalized, the software costs are generally amortized on a straight-line basis over the estimated economic life of the product. The determination of the expected useful life of a product is highly judgmental. Finally, capitalized software costs must be assessed for realizability at the end of each reporting period.

Pre-contract costs

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

Costs incurred in connection with anticipated contracts are deferred outside the contract cost or inventory classification if their recovery from future contract revenue or from other dispositions is considered probable.

Goodwill

Goodwill represents the excess of the purchase price and related costs over the fair value assigned to net tangible and identifiable intangible assets of business acquired and accounted for under the purchase method.

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

The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and are consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions. Although we believe the historical assumptions and estimates we have made are reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results. We did not recognized any impairment charges in fiscal 2008, 2007 or 2006.

Income taxes

Our effective tax rate includes the impact of certain undistributed foreign earnings for which no U.S. taxes have been provided because such earnings are planned to be indefinitely reinvested outside the United States. Remittances of foreign earnings to the U.S. are planned based on projected cash flow, working capital and investment needs of our foreign and domestic operations. Based on these assumptions, we estimate the amount that will be distributed to the U.S. and provide U.S. federal taxes on these amounts. Material changes in our estimates could impact our effective tax rate.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. In order for us to realize our deferred tax assets, we must be able to generate sufficient taxable income in those jurisdictions where the deferred tax assets are located. We consider future growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period in which we make such a determination. Likewise, if we later determine that it is more likely than not that the net deferred tax assets would be realized, we would reverse the applicable portion of the previously provided valuation allowance.

RECENTLY ISSUED ACCOUNTING STANDARDS

Recently Adopted Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157 (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. In October 2008, the FASB issued FASB Staff Position (“FSP”) 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP SFAS 157-3”). FSP SFAS 157-3 clarifies the application of SFAS 157 in a market that is not active, and provides guidance on the key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. Effective January 1, 2008, the Company adopted the measurement and disclosure requirements related to financial assets and financial liabilities. The adoption of SFAS 157 for financial assets and financial liabilities did not have a material impact on the Company’s results of operations or the fair values of its financial assets and liabilities.

FSP SFAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP SFAS 157-2”) delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the fiscal year beginning after November 15, 2008. The Company is currently assessing the impact that the application of SFAS 157 to nonfinancial assets and liabilities will have on its results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS No. 115, which permits companies to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option). Adoption of FASB 159 is optional and it may be adopted beginning in the first quarter of 2007. The adoption of FASB No. 159 did not have significant impact on its consolidated financial statements.

RECENT ACCOUNTING PRONOUCEMENTS NOT YET ADOPTED

During May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”). FAS 162 identifies the sources of accounting principles and the framework for selecting principles to be used in the preparation and presentation of financial statements in accordance with generally accepted accounting principles. This statement will be effective 60 days after the Securities and Exchange Commission approves the Public Company Accounting Oversight Board’s amendments to AU Section 411, The Meaning of ‘Present Fairly in Conformity With Generally Accepted Accounting Principles’. The Company does not anticipate that the adoption of FAS 162 will have an effect on its consolidated financial statements.

During March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures About Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (“FAS 161”). This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. It is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company in the first quarter of fiscal 2009. The Company is currently evaluating the impact, if any, the adoption of FAS 161 will have on its consolidated financial statements.

During December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements (“FAS 160”). FAS 160 requires all entities to report noncontrolling (minority) interests in entities in the same way as equity in the consolidated financial statements. The Company is required to adopt FAS 160 for the first fiscal year beginning after December 15, 2008. The Company is currently evaluating the impact, if any, the adoption of FAS 160 will have on its consolidated financial statements.

During December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (“FAS 141R”). FAS 141R provides revised guidance for recognizing and measuring assets acquired and liabilities assumed in a business combination. It establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed and also requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. Changes in acquired tax contingencies, including those existing at the date of adoption, will be recognized in earnings if outside the maximum measurement period (generally one year). FAS 141R will be applied prospectively to business combinations with acquisition dates on or after January 1, 2009. Following the date of adoption of FAS 141R, the resolution of such items at values that differ from recorded amounts will be adjusted through earnings, rather than goodwill. The Company is still considering that impact of SFAS 141R, if any, will depend on the nature and size or business combinations the Company consummates after the effective date to its financial statements.

In May 2008, the FASB issued FASB FSP APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)". FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. Such separate accounting also requires accretion of the resulting discount on the liability component of the debt to result in interest expense equal to an issuer's nonconvertible debt borrowing rate. In addition, the FSP provides for certain changes related to the measurement and accounting related to derecognition, modification or exchange. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis. The impact of this standard cannot be determined until the transactions occur.

In June 2008, the FASB issued FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing income per share under the two-class method pursuant to SFAS No. 128, "Earnings per Share." This guidance establishes that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Furthermore, all prior period earnings per share data presented shall be adjusted retrospectively to conform to the provisions of FSP EITF 03-6-1. The impact of this standard cannot be determined until the transactions occur.

In April 2008, the FASB issued FASB Staff Position, or FSP, No. FAS 142-3, “Determination of the Useful Life of Intangible Assets.” The final FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. The FSP is intended to improve the consistency between the useful life of an intangible asset determined under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007), “Business Combinations,” and other principles under GAAP. FSP No. FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. We are currently assessing the impact that this FSP will have on our results of operations and financial position.

A. Operating Results.

The following table sets forth a summary of our consolidated statement of income for the periods indicated. The operation results of any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	USD	%
	(in thousands, except percentages)
Revenues	289,650	100.0	435,519	100.0	676,819	99,028	100.0
Cost of revenues	(215,332)	(74.3)	(277,826)	(63.8)	(449,277)	(65,735)	(66.4)
Gross profit	74,318	25.7	157,693	36.2	227,542	33,293	33.6
Operating expenses
Research and development expenses	(902)	(0.3)	(8,370)	(1.9)	(10,148)	(1,485)	(1.5)
Selling and marketing expenses	(13,990)	(4.8)	(29,053)	(6.7)	(49,383)	(7,225)	(7.3)
General and administrative expenses	(14,170)	(4.9)	(50,668)	(11.6)	(95,425)	(13,962)	(14.1)
Total operating expenses	(29,062)	(10.0)	(88,091)	(20.2)	(154,956)	(22,672)	(22.9)
Income from operations	45,256	15.6	69,602	16.0	72,586	10,621	10.7
Other income (expenses)	(1,254)	(0.4)	4,453	1.0	(3,840)	(562)	(0.6)
Income before minority interests and income taxes	44,002	15.2	74,055	17.0	68,746	10,059	10.2
Income tax (expenses) benefit	(3,271)	(1.1)	(5,528)	(1.3)	9,538	1,395	1.4
Income before minority interests	40,731	14.1	68,527	15.7	78,284	11,454	11.6
Minority interests	−	−	(1,813)	(0.4)	2,711	397	0.4
Net income	40,731	14.1	66,714	15.3	80,995	11,851	12.0

REVENUES

 In 2006, 2007 and 2008, our overall revenues amounted to RMB289.7 million, RMB435.5 million and RMB676.8 (USD99.0 million), respectively, representing a CAGR of 52.9%. We categorize our revenues by source as Software & Solutions, Platform & Maintenance Services and POS Merchant Acquiring Services.

Software & Solutions

Software & Solutions includes revenues we generated from software and software-related solutions, such as sale of software licenses, custom software development, IT consulting services and implementation.

We generally provide software-related solutions and services to our clients on a project-by-project basis, and record revenues based on the percentage of completion of our client projects. Our Software & Solutions revenues can be further broken into Channel Solutions, Business Solutions and Management Solutions.

In March 2008, we initiated collaboration with China Financial Certification Authority to provide our E-Banking ASP to serve SMBs. Unlike our traditional project based revenue model, we intend to charge a low initial set up fee for this service, but generate recurring revenues tied to the usage of the ASP platform. We expect to start generating meaningful revenues from this service as its user base and transaction processing revenues grow in 2009.

Software & Solutions is the focus of our core business. Software & Solutions revenue as a percentage of our revenues accounted for 39.0% in 2008 and the corresponding historical revenues calculated under the new revenue categorization method are 27.8% in 2006 and 44.2% in 2007. In 2008, our Software & Solutions growth was a product of organic growth and the successful integration of our 2007 acquisitions. We expect that Software & Solutions revenue will be our primary area of revenue growth in the near future, and its percentage of our revenues will continue to increase over time.

Platform & Maintenance Services

Platform & Maintenance Services revenue consists of revenues we generated from the procurement and resale of third-party hardware and software to our clients, the related installation and integration services, IT maintenance and other services. Similar to our Software & Solutions, we also provide Platform & Maintenance Services on a project-by-project basis, and record revenues based on the delivery of the service.

Platform & Maintenance Services have been historically a major part of our business. However, we increase the breadth of our IT capabilities and our service strength; we have been focusing on our Software & Solutions business, which have higher margins and greater long-term potential. We currently provide Platform & Maintenance Services as a component of a larger client engagement that includes Software & Solutions projects, or if we anticipate that the Platform & Maintenance Services project will lead to future Software & Solutions projects from the client. Platform & Maintenance Services revenue as a percentage of our revenues accounted for 72.2% in 2006, 55.0% in 2007, and 58.9% in 2008. We expect to gradually reduce Platform & Maintenance Services as a percentage of our revenues.

POS Merchant Acquiring Services

Our POS business generate revenues as consumers make payment transactions using credit card, debit card or prepaid store card on the POS terminals we deployed. As we receive a percentage of the payment processing fees paid to our collaborating banks, we record revenues as the services are provided. POS revenue as a percentage of our revenues accounted for 0% in 2006, 0.8% in 2007, and 2.1% in 2008. As we increase the number of our collaborating banks and the number of POS terminals deployed, we expect our revenues from POS acquiring business to increase.

Revenues by sources

The following table sets forth our revenue sources, as recognized on a net basis, and the corresponding percentage relative to our total revenues for the periods indicated.

	For the Year Ended December 31,
	2006		2007			2008
Revenues by sources	Amount	% of total	Amount	% of total	% change from 2006	Amount		% of total	% change from 2007
	RMB	%	RMB	%	%	RMB	USD	%	%
	(in thousands, except percentages)
Software & Solutions	80,486	68.4	192,383	75.8	139.0	263,881	38,610	71.1	37.2
POS	-	-	3,644	1.4	-	14,622	2,139	3.9	301.3
Platform & Maintenance Services	37,238	31.6	57,815	22.8	55.3	92,677	13,560	25.0	60.3
Total	117,724	100.0	253,842	100.0	115.6	371,180	54,309	100.0	46.2

When recognizing our revenues on a net basis, we had a CAGR of 77.6% from 2006 to 2008, including a CAGR of 81.1% for Software & Solutions and a CAGR of 57.8% for Platform & Maintenance Services. We have included a net basis representation of our revenues since the majority of the Platform & Maintenance Services revenues are simply pass-through costs related to the price of third-party software or hardware and have little relationship to the overall health of our business. The change only affects our Platform & Maintenance Services presentation.  When recognized on a gross basis, the CAGR is 52.9% from 2006 to 2008, as shown in the table below.

	For the Year Ended December 31,
	2006		2007			2008
Revenues by sources	Amount	% of total	Amount	% of total	% change From 2006	Amount		% of total	% change from 2007
	RMB	%	RMB	%	%	RMB	USD	%	%
	(in thousands, except percentages)
Software & Solutions	80,486	27.8	192,383	44.2	139.0	263,881	38,610	39.0	37.2
POS	-	-	3,644	0.8	-	14,622	2,139	2.1	301.3
Platform & Maintenance Services	209,164	72.2	239,492	55.0	14.5	398,316	58,279	58.9	66.3
Total	289,650	100.0	435,519	100.0	50.4	676,819	99,028	100.0	55.4

Software & Solutions revenue by solution type

We provide different types of software-related solutions, including Channel Solutions, Management Solutions and Business Solutions. We experienced rapid growth in all types of our solutions from 2006 to 2008. The following table sets forth our Software & Solutions revenue by solution type.

	For the Year Ended December 31,
	2006		2007			2008
Software & Solutions revenue by type	Amount	% of total	Amount	% of total	% change from 2006	Amount		% of total	% change from 2007
	RMB	%	RMB	%	%	RMB	USD	%	%
	(in thousands, except percentages)
Channel Solutions	19,432	24.1	49,365	25.7	154.0	97,748	14,302	37.0	98.0
Management Solutions	50,361	62.6	97,494	50.7	93.6	93,850	13,732	35.6	(3.7)
Business Solutions	10,693	13.3	45,524	23.6	325.7	72,283	10,576	27.4	58.8
Total	80,486	100.0	192,383	100.0	139.0	263,881	38,610	100.0	37.2

Revenues by client types

Our clients are primarily China’s banks; however, we also provide IT-related solutions and services to certain non-banking clients, such as government agencies and other corporations when such market demand arises. However, we generally do not actively market our solutions and services to these clients and we do not consider them as our core clients.

The following table sets forth our revenues by client types:

	For the Year Ended December 31,
	2006		2007			2008
Revenues by client type	Amount	% of total	Amount	% of total	% change from 2006	Amount		% of total	% change from 2007
	RMB	%	RMB	%	%	RMB	USD	%	%
	(in thousands, except percentages)
Top Four Banks (Tier I)	224,228	77.4	266,127	61.1	18.7	381,853	55,871	56.4	43.5
Joint-Stock Banks (Tier II)	17,656	6.1	49,757	11.4	181.8	107,341	15,706	15.9	115.7
SMBs (Tier III) and Other Banks(1)	9,472	3.3	70,883	16.3	648.3	115,784	16,941	17.1	63.3
Other	38,294	13.2	48,752	11.2	27.3	71,841	10,510	10.6	47.4
Total	289,650	100.0	435,519	100.0	50.4	676,819	99,028	100.0	55.4

(1)	Includes PBOC and policy banks.

We provide Software & Solutions primarily to Top Four banks, in particular China Construction Bank. In 2006, 2007 and 2008, our revenues from China Construction Bank, our largest client, amounted to RMB156.4 million, RMB257.8 million and RMB327.8 million, respectively, and accounted for 54.0%, 59.2% and 47.8%, respectively, of our total revenues. Our contracts with China Construction Bank were signed separately with different departments within the bank group, branches at the provincial level and headquarters and we consider each of them effectively separate clients, since the decision makers and budgets are unrelated. China Construction Bank has been our client since 1999, and we have maintained a good relationship with various organizations within the bank.

Starting in 2007, we have actively expanded our client base to include more Joint-Stock banks and SMBs, both through organic growth and through acquisitions of companies with clients in those segments. As a result, revenues from our Joint-Stock bank clients increased 115.7%, from RMB49.8 million in 2007 to RMB107.3 million in 2008, and their percentage of our total revenues increased from 11.4% in 2007 to 15.9% in 2008. Furthermore, our revenues from SMBs and other banks increased 63.3%, from RMB70.9 million in 2007 to RMB115.8 million in 2008, and their percentage of our total revenues increased from 16.3% in 2006 to 17.1% in 2008.

The following table sets forth our Software & Solutions revenue by client type for the periods indicated.

	For the Year Ended December 31,
	2006		2007			2008
Software & Solutions by client type	Amount	% of total	Amount	% of total	% change from 2006	Amount		% of total	% change from 2007
	RMB	%	RMB	%	%	RMB	USD	%	%
	(in thousands, except percentages)
Top Four Banks (Tier I)	53,846	66.9	96,947	50.4	80.0	119,455	17,478	45.3	23.2
Joint-Stock Banks (Tier II)	4,969	6.2	25,530	13.3	413.8	65,562	9,593	24.8	156.8
SMBs (Tier III)and Other Banks(1)	2,865	3.6	55,263	28.7	1828.9	42,999	6,291	16.3	(22.2)
Other	18,806	23.3	14,643	7.6	(22.1)	35,865	5,248	13.6	144.9
Total	80,486	100.0	192,383	100.0	139.0	263,881	38,610	100.0	37.2

(1)	Includes PBOC and policy banks.

From 2007 to 2008, our Software & Solutions revenue from Joint-Stock banks grew at 156.8%, which is much faster than our total revenue growth because we focused on providing Software & Solutions to these bank clients. As a result, our percentage of Software & Solutions revenue from Joint-Stock increased in 2008 to 24.8%, compared to 13.3% in 2007, while SMBs focused in 2008 on acquiring hardware. This caused our percentage of Software & Solutions to decrease to 16.3% in 2008 from 28.7% in 2007. We expect SMBs to continue to need Software & Solutions as they upgrade their IT infrastructure and believe that our clients took this opportunity to invest in the basics while planning for future growth.

As we further penetrate into Joint-Stock banks and SMBs, we expect our revenue contributions from these clients to continue to increase, in particular revenues from Software & Solutions, resulting in further optimization of our revenue mix. Meanwhile, we expect our revenue concentration on Top Four banks and China Construction Bank to continue to decline.

COST OF REVENUES

Our cost of revenues includes costs directly attributable to revenues. Our overall cost of revenues increased 61.7% to RMB449.3 million (USD65.7 million) in 2008, compared to RMB277.8 million in 2007 primarily due to increased revenues.

The following table sets forth our cost of revenues by revenue source for the periods indicated on a net basis.

	For the Year Ended December 31,
	2006		2007		2008
	Amount	% of total	Amount	% of total	Amount		% of total
	RMB	%	RMB	%	RMB	USD	%
Cost of revenues	(in thousands, except percentages)
Software & Solutions	(35,740)	(82.3)	(82,621)	85.9	(118,167)	(17,290)	82.3
POS	-	-	(1,088)	1.1	(9,157)	(1,339)	6.4
Platform & Maintenance Services	(7,666)	(17.7)	(12,440)	13.0	(16,314)	(2,387)	11.3
Total	(43,406)	(100.0)	(96,149)	100.0	(143,638)	(21,016)	100.0

Our cost of revenues on a net basis grew from RMB43.4 million in 2006 to RMB96.1 million in 2007 and to RMB143.6 million in 2008, representing a CAGR of 81.9%. We have included a net basis representation to reflect our costs and distinguishes between our own costs and the cost of third-party hardware and software. Below are our costs of revenues as recognized on a gross basis.

	For the Year Ended December 31,
	2006		2007		2008
	Amount	% of total	Amount	% of total	Amount		% of total
	RMB	%	RMB	%	RMB	USD	%
Cost of revenues	(in thousands, except percentages)
Software & Solutions	(35,740)	16.6	(82,621)	29.7	(118,167)	(17,290)	26.3
POS			(1,088)	0.4	(9,157)	(1,339)	2.0
Platform & Maintenance Services	(179,592)	83.4	(194,117)	69.9	(321,953)	(47,106)	71.7
Total	(215,332)	100.0	(277,826)	100.0	(449,277)	(65,735)	100.0

Our cost of revenues relating to Software & Solutions grew at a CAGR of 81.8% from 2006 to 2008, in line with our Software & Solutions revenue growth, while our cost of revenues relating to Platform & Maintenance Services grew at a CAGR of 33.9% during the same period, slower than our Platform & Maintenance Services revenue growth.

Software & Solutions

Our cost of revenues for Software & Solutions primarily relates to costs associated with the design, implementation, delivery and maintenance of our solutions and related services, which includes primarily staff costs, travel expenses and outsourcing costs in connection with the development and implementation of IT solutions and service projects for our clients, and to a lesser extent, amortization of intangible assets related to our solutions that we provide to our clients and allocated overhead costs relating to our project development and implementation staff. The allocated overhead costs include primarily communication costs, depreciation and other general office-related costs.

Platform & Maintenance Services

Our cost of revenues for Platform & Maintenance Services primarily consists of costs for purchase of third-party hardware and software that we resell to our clients. It also includes related transportation and insurance costs as well as staff costs for the procurement and installation of such hardware and software. We expect cost of revenues relating to Platform & Maintenance Services to increase generally in line with the increase in revenues from such service.

Cost of revenues for Platform & Maintenance Services increased 65.9% to RMB322.0 million (USD47.1 million) in 2008 from RMB194.1 million in 2007, slightly lower than the increase in our Platform & Maintenance Services revenue. The increase in cost of revenues for Platform & Maintenance Services was primarily due to increases in costs of third-party hardware and software that we purchased for our clients in connection with our increase in business volume.

POS Merchant Acquiring Services

Cost of revenues for our POS business is comprised primarily of depreciation of POS terminals we deployed and the consumables, and it is generally in proportion to the number of POS terminals we deploy. In 2008, we rapidly grew our deployed terminal base from 8,900 in 2007 to 21,300 in 2008, which caused our costs to grow from RMB1.1 million in 2007 to RMB9.2 million in 2008. During this period, our gross margin also declined from 70.1% in 2007 to 37.4% in 2008 because revenue from our mature terminals, as a percentage of our terminal portfolio, was diluted by the rapid introduction of new terminals. Although POS is a very small portion of our overall revenues and costs, this shift was significant. Accordingly, our cost of revenues has grown in line with our POS base.

Gross profit and gross margin

The following table sets forth our gross profit and gross margin for the periods indicated on a net basis.

	For the Year Ended December 31,
	2006		2007		2008
	Gross profit	Gross margin	Gross profit	Gross margin	Gross profit		Gross margin
	RMB	%	RMB	%	RMB	USD	%
	(in thousands, except percentages)
Software & Solutions	44,746	55.6	109,762	57.1	145,714	21,320	55.2
POS			2,556	70.1	5,465	800	37.4
Platform & Maintenance Services	29,572	79.4	45,375	78.5	76,363	11,173	82.4
Total	74,318	63.1	157,693	62.1	227,542	33,293	61.3

Our overall gross margin as recognized on a net basis has remained stable for the period from 2006 to 2008. When recognized on a gross basis, as in the table below, our Platform & Maintenance Services our gross margin is more volatile due to items, such as third-party pricing, which are beyond our control.

	For the Year Ended December 31,
	2006		2007		2008
	Gross profit	Gross margin	Gross profit	Gross margin	Gross profit		Gross margin
	RMB	%	RMB	%	RMB	USD	%
	(in thousands, except percentages)
Software & Solutions	44,746	55.6	109,762	57.1	145,714	21,320	55.2
POS	-	-	2,556	70.1	5,465	800	37.4
Platform & Maintenance Services	29,572	14.1	45,375	18.9	76,363	11,173	19.2
Total	74,318	25.7	157,693	36.2	227,542	33,293	33.6

In general, we expect our gross margins to remain stable in our Software & Solutions and Platform & Maintenance Services product lines. Our POS net profit is expected to remain negative in 2009 and is expected to breakeven in 2010, based on forecasted terminal base and average revenue volumes. As we expect to continue focusing on our Software & Solutions, our overall gross margin will continue to rise regardless of the recognition basis.

OPERATING EXPENSES

Our operating expenses consist of research and development expenses, selling and marketing expenses and general and administrative expenses. Our operating expenses increased 75.9% from RMB88.1 million in 2007 to RMB155.0 million (USD22.7 million) in 2008, primarily due to increase in general and administrative and selling and marketing expenses, which will be analyzed in greater detail in the following section. The following table sets forth our operating expenses for the periods indicated.

	For the Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB	USD
	(in thousands)
Research and development expenses	(902)	(8,370)	(10,148)	(1,485)
Selling and marketing expenses	(13,990)	(29,053)	(49,383)	(7,225)
General and administrative expenses	(14,170)	(50,668)	(95,425)	(13,962)
Total	(29,062)	(88,091)	(154,956)	(22,672)

Research and development expenses

R&D expenses consist primarily of staff costs, which include salaries, bonuses and benefits for research and development personnel. R&D expenses also include travel expenses of our research and development personnel as well as depreciation of hardware equipment and software tools and other materials used in our research and development activities. We capitalize certain internal software development expenses after technological feasibility is established, which are amortized according to its estimated useful life. Our internal software development expenses amounted to RMB2.3 million in 2006, RMB10.7 million in 2007 and RMB13.7 million (USD2.0 million) in 2008, of which RMB1.4 million, RMB2.3 million and RMB3.6 million (USD0.5 million) were capitalized in 2006, 2007 and 2008, respectively. The capitalized amounts will be amortized according to its useful life. We also incur significant R&D related costs in connection with our client projects, which we record as cost of revenues for the client projects rather than R&D expenses.

Our R&D expenses increased significantly in 2007, primarily due to an expansion of our R&D staff resulting from the acquisition of e-Channels in November 2006 and the additional acquisitions in 2007. The number of our R&D personnel totaled 21 in 2006, 35 in 2007 and 40 in 2008. Our depreciation and amortization costs also increased significantly in 2008 due to increased R&D activities in 2007. We expect our R&D expenses to continue increase as we further expand our solution and service offerings. Our R&D expenses as a percentage of revenues were 0.3% in 2006, 1.9% in 2007, and 1.5% in 2008.

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

Our selling and marketing expenses increased significantly in 2008, primarily due to the significant increase in personnel cost associated with both our core business. The number of sales and marketing personnel for our core business as of year end was 46 in 2006, 55 in 2007 and 82 in 2008. Our POS staff, which was formed in 2007 with the establishment of this business, held to offset this growth by eliminating underproductive personnel and reducing its headcount from 367 in 2007 to 182 in 2008. As we were able to retain our highly productive POS staff members, we are confident that we will be able to achieve our business objectives. Our overall selling and marketing expenses as a percentage of revenues were 6.7% in 2007 and 7.3% in 2008, including POS sales and marketing expenses of 1.5% in 2007 and 2.4% in 2008.

Other selling and marketing expenses, such as those associated with business development activities, travel expenses, telecommunications and overhead costs also grew faster that our revenues. We expect our selling and marketing expenses to continue increase with revenues as we expand our product offerings and revenues, and in particular as we continue to expand our POS merchant acquiring business.

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for administrative personnel, such as personnel in our management, finance and accounting, legal and human resource functions, their travel expenses and other expenses for general administrative functions, costs for professional services, including legal, tax and accounting services, and allocation of overhead costs to general and administrative functions, such as rent, communication and depreciation. Our general and administrative expenses also include amortization of intangible assets relating to our acquisition of e-Channels, which amounted to RMB9.2 million.

The number of our employees in general and administrative functions increased from 68 at the end of 2006 to 121 at the end of 2007, and to 151 at the end of 2008. In addition to the increase in pure employee costs, such as salaries and bonuses, the increase in general and administrative personnel also resulted in the increase of related travel expenses and other overhead costs, such as rental, depreciation and amortization and general office expenses. Another significant factor increasing our general and administrative costs were professional service fees in 2008 resulting from becoming a public company, such as legal, audit and listing fees, along with Sarbanes Oxley setup costs, which are most notable in the first year. Our general and administrative expenses as a percentage of revenues were 4.9% in 2006, 11.6% in 2007 and 14.1% in 2008.

Our general and administrative expenses are shown net of technology subsidies, value-added tax refunds, business tax and surcharges refunds and other government credits we receive from the relevant PRC government authorities. Technology subsidies are granted by the relevant local PRC government to encourage development of high-tech enterprises. Value-added tax is charged at a rate of 17% of the gross sales proceeds received. Pursuant to relevant PRC laws and regulations, we are entitled to a refund of 14% of the value-added tax for certain self-developed software products. Business tax and surcharges are levied based on 5.5% of revenues. We received refunds for business tax and surcharges for revenues generated from contracts relating to technology development. Others include refund of certain loan interest and other supporting funds from local governments. The table below sets forth the amount of technology subsidies and other refunds that we received in the periods indicated.

	For the Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB	USD
	(in thousands)
Value-added tax refund for software products sold	1,281	2,554	4,318	632
Technology subsidy	1,041	3,303	1,314	192
Business tax and surcharges refund	-	1,460	-	-
Others	838	-	531	78
Total	3,160	7,317	6,163	902

INCOME FROM OPERATIONS

As a result of the foregoing, our income from operations was RMB45.3 million in 2006, RMB69.6 million in 2007 and RMB72.6 million (USD10.6 million) in 2008 and our operating margin decreased to 10.7% in 2008 from 16.0% in 2007.

Other income (expenses)

Total other expense was RMB3.8 million (USD0.6 million) in 2008 as compared to total other income of RMB4.5 million in 2007, primarily due to an increase of interest expense of RMB1.8 million, an increase of losses from equity method investees of RMB1.3 million and a net decrease in investment income from short-term investments of RMB4.0 million in 2008, for which, we recognized an income of RMB3.5 million in 2007 and an loss of RMB0.5 million in 2008.

Minority interests

Minority interests amounted to RMB-2.7 million (USD-0.4 million) in 2008 as compared to RMB1.8 million in 2007, primarily due to the acquisition of the 25% remaining minority interest in Easycon in January 2008 and the net losses occurred from POS business.

INCOME TAXES

Our PRC subsidiaries are subject to PRC enterprise income tax, which is calculated based on taxable income determined under PRC accounting principles. On March 1, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“New Tax Law”)

which was taken effect on January 1, 2008. As a result of the new tax law, the statutory income tax rate changed from 33% to 25% with effect from January 1, 2008. The preferential tax rate previously enjoyed by the Company would be gradually transitioned to the new standard rate of 25% over a five-year transitional period. In addition, article 28 of the New Tax Law states that the income tax rate of the “high-tech” company will remain at 15%. Accordingly, the carrying amount of the deferred tax assets and liabilities, as a result of the change in tax rate, was adjusted in the consolidated statements of operations of the Company for year ended December 31, 2008.

In 2005, 2006 and 2007, our PRC subsidiaries were taxed according to the old enterprise income tax regime, which prescribed a statutory enterprise income tax rate of 33%. However, the old enterprise income tax regime provided for preferential tax treatments to various enterprises, such as for foreign invested enterprises, software enterprises or high-tech enterprises, in the forms of preferential income tax rates or fixed-period tax holidays. Enterprises entitled to tax holidays are either exempted from paying income taxes or pay income taxes at a beneficial rate during the holiday period. The preferential tax rate and the tax holidays can be applied at the same time to the same enterprise. A number of our PRC subsidiaries had enjoyed preferential income tax rates and/or the various tax holidays under the old enterprise income tax regime. Under the new enterprise income tax regime, some of our subsidiaries reacquired the high-tech enterprises qualifications and continued enjoying the preferential income tax rate and /or the tax holidays. As a result, our income tax expenses were RMB3.3 million, RMB5.5 million and RMB-9.5 million (USD-1.4 million), and our effective tax rate was 7.4%, 7.5% and -13.9% in 2006, 2007 and 2008, respectively. The significant decrease in our effective tax rate from 2007 to 2008 was primarily due to tax holiday benefit we received from Yuxinyicheng, whose income tax was waived for 2007 and 2008, and the net losses in our POS business. Without the preferential income tax rate and the tax holiday, our income tax would have been RMB15.2 million, RMB23.6 million and RMB21.7 million (USD3.2 million) in 2006, 2007 and 2008, respectively.

The New EIT Law reduced the statutory tax rate to 25%, but repealed most of the preferential tax treatments, including the preferential tax rates and the tax holidays. However, the New EIT Law provides a five-year transition period that allows enterprises which enjoyed certain preferential tax treatment under the old enterprise income tax regime to gradually transition to the 25% statutory rate in a prescribed fashion. According to a notice issued by the PRC State Council, for enterprises which enjoyed preferential income tax rate of 15% pursuant to certain prior tax rules or regulations specified in the notice, the applicable enterprise income tax rate will increase to 18% for 2008, 20% for 2009, 22% for 2010, 24% for 2011 and 25% for 2012 and thereafter. For tax holidays specified in the notice, enterprises already enjoying the holidays prior to January 1, 2008 can generally continue to enjoy such tax holidays until their expiration, upon which time the 25% tax rate will apply. All other preferential tax treatments have generally terminated on December 31, 2007. The New EIT Law also provides that the State Council can grant tax waivers or preferential tax rates for “qualified high-tech or new-tech companies in need of special state support”. Due to the application of the New EIT Law and its implementation rules, certain of our subsidiaries may no longer be able to enjoy any preferential income tax treatment, and certain others may need to pay higher transitional income tax rates starting January 1, 2008. As a result, we expect our effective income tax rate to gradually increase from our 2008 level unless we qualify for new tax benefits under the new tax regime.

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

Income tax expenses

Income tax expenses decreased to RMB-9.5 million (USD-1.4 million) in 2008 from RMB5.5 million in 2007, primarily due to our subsidiary, Yuxinyicheng, which enjoyed a tax holiday in 2008 and the increased deferred tax assets from our POS business. Our effective tax rate was -13.9% in 2008 compared 7.5% in 2007 and 7.4% in 2006.

NET INCOME

As a result of the previous factors, our net income increased in each of the past three years from RMB40.7 million in 2006 to RMB66.7 million in 2007 and RMB81.0 million (USD11.9 million) in 2008. The corresponding net margin was 14.1% in 2006, 15.3% in 2007 and 12.0% in 2008.

INFLATION

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively. The inflation rate rose in China in 2008 and has receded in the first months of 2009. Given the volatility and uncertainty, we cannot make any assurances that we will not be adversely affected by inflation and/or deflation in the future.

B.    Liquidity and capital resources.

LIQUIDITY AND CAPITAL RESOURCES

We have historically financed our operations through sales of equity interests, bank loans and cash generated from operations. For the years ended December 31, 2006, 2007 and 2008, our operating activities, acquisitions and strategic acquisitions have been our principal uses of cash. As of December 31, 2008, we had RMB239.8 million (USD35.1 million) in cash and cash equivalents, consisting of cash on hand and bank deposits with original maturity of three months or less.

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

The following table sets forth our outstanding borrowings as of the dates indicated.

	As of December 31,
	2006	2007	2008
	RMB	RMB	RMB	USD
	(in thousands)
Short-term bank borrowings	32,000	35,000	60,000	8,779
Current portion of long-term bank borrowings	3,500	–	–	–
Total	35,500	35,000	60,000	8,779

The outstanding short-term borrowings of RMB60 million as of December 31, 2008 comprise three short-term loans we borrowed in 2008.  One was for a principal amount of RMB20 million from April 24, 2008 to April 23, 2009 with an annual interest rate of 8.217%. The second was for a principal amount of RMB20 million from May 23, 2008 to May 22, 2009 with an annual interest rate of 8.217%. The third was for a principal amount of RMB20 million from November 12, 2008 to November 11, 2009 with an annual interest rate of 7.326%. These three loans were guaranteed by Yuxinyicheng and Mr. Weidong Hong, our Chief Executive Officer.

We received cash in the amount of RMB138.2 million from the share exchange transaction in connection with the merger of China Unistone and Yucheng on November 24, 2006. See “Item 4. Information on the Company — A. History and development of the Company — Corporate History.” In addition, we received cash in the amount of RMB252.6 million (USD34.6 million) in June of 2007 in relation to the conversion of our outstanding warrants.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB	USD
	(in thousands)
Net cash (used in) provided by operating activities	(13,460)	(33,321)	106,315	15,555
Net cash used in investing activities	(54,059)	(62,576)	(88,820)	(12,995)
Net cash provided by (used in) financing activities	123,161	220,033	(238)	(35)
Net increase in cash	55,642	124,136	17,257	2,525
Cash and cash equivalents at beginning of year	42,716	98,358	222,494	32,554
Cash and cash equivalents at end of year	98,358	222,494	239,751	35,079

We had a net cash inflow from operating activities of RMB106.3 million (USD15.6 million) in 2008 compared with a net cash outflow of RMB33.3 million in 2007, while our revenues increased to RMB676.8 million (USD99.0 million) in 2008 compared with RMB435.5 million in 2007. Our net cash inflow from operating activities in 2008 was primarily due to an increase in trade accounts payable of RMB51.3 million, a decrease in other current assets of RMB44.5 million, an increase in other current liabilities of RMB9.9 million. The increase in trade accounts payable was primarily due to better credit terms we were able to get from our suppliers and an increase in our business volume. The decrease in other current assets was primarily due to a decrease of payment in advance to our vendors as of December 31, 2008, the increase in other current liabilities was primarily due to increased VAT payable which was resulted from the increased revenue.

We had a net cash outflow from operating activities of RMB33.3 million (USD4.6 million) in 2007 compared with a net cash outflow of RMB13.5 million in 2006, while our revenues increased to RMB435.5 million (USD59.6 million) in 2007 compared with RMB289.7 million in 2006. Our net cash outflow from operating activities in 2007 was primarily due to an increase in trade accounts receivable of RMB70.6 million, an increase in other current assets of RMB56.0 million, an increase in costs and estimated earnings in excess of billings on uncompleted contracts of RMB29.5 million, and a decrease in other current liabilities of RMB19.1 million, which were partially offset by cash received from our clients and an increase in trade accounts payable of RMB51.8 million. The increase in trade accounts receivable was primarily due to the increase in our revenues; the increase in other current assets was primarily due to an increase of payment in advance to our vendors for which equipment has not been delivered to our clients as of December 31, 2007; the increase in costs and estimated earnings in excess of billings on uncompleted contracts was primarily due to an increase in our uncompleted projects as of December 31, 2007; the decrease in other current liabilities was primarily due to payment of accrued expenses and taxes; and the increase in trade accounts payable was primarily due to better credit terms we were able to get from our suppliers and an increase in our business volume.

We had a net cash outflow from operating activities of RMB13.5 million in 2006 compared with a net cash inflow of RMB14.8 million in 2005, while our revenues increased to RMB289.7 million in 2006 compared with RMB177.3 million in 2005. Our net cash outflow from operating activities in 2006 was primarily due to an increase in trade accounts receivable of RMB47.8 million, a decrease in trade accounts payable of RMB10.5 million, and a decrease in billings in excess of costs and estimated earnings on uncompleted contracts of RMB6.3 million, which were partially offset by cash received from our clients and a decrease in inventories of RMB5.8 million. The increase of trade accounts receivable was primarily due to an increase in our revenues and delay in payment by certain of our bank clients; the decrease in trade accounts payable and inventories were primarily due to a decrease in the number of our Platform & Maintenance Services projects at the end of 2006; and the decrease in billings in excess of costs and estimated earnings on uncompleted contracts was primarily due to the decrease in the number of uncompleted projects at the end of 2006.

Investing activities

Net cash used in investing activities was RMB88.8 million (USD13.0 million) in 2008, primarily comprising payment of purchase of subsidiary and establishment of a joint venture, Elegon Infotech Ltd., of RMB62.7 million and capital expenditure of RMB29.7 million, partially offset by proceeds from disposal of an affiliate of RMB3.6 million. Payment of purchase of subsidiary related to our acquisitions of Sunrisk, Recency, Easycon, Fujie and Fuyi, and capital expenditure related to the purchase of POS terminals and other hardware equipment and software tools for our research and development activities as well as office decoration expenses due to the increase of our number of offices nationwide.

Net cash used in investing activities was RMB62.6 million (USD8.6 million) in 2007, primarily comprising payment of purchase of subsidiary of RMB51.8 million and capital expenditure of RMB34.3 million, partially offset by decrease in deposits paid for acquisitions of businesses of RMB20.0 million. Payment of purchase of subsidiary related to our acquisitions of Sunrisk, Recency, Easycon, Fujie and Fuyi, and capital expenditure related to the purchase of POS terminals and other hardware equipment and software tools for our research and development activities as well as office decoration expenses due to the significant increase of our number of offices nationwide.

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

Financing activities

Net cash used in financing activities was RMB0.2 million (USD0.03 million) in 2008, primarily comprising proceeds from bank borrowings of RMB60.0 million, partially offset by repayment of bank borrowings of RMB35.0 million, and dividends paid to the shareholders of Sihitech BVI and e-Channels BVI of RMB26.5 million.

Net cash provided by financing activities was RMB220.0 million (USD30.1 million) in 2007, primarily comprising proceeds from exercise of warrants of RMB252.6 million and bank borrowings of RMB55.0 million, partially offset by repayment of bank borrowings of RMB55.5 million, deemed distribution of RMB26.6 million related to the cash payment to the selling shareholders of Sihitech BVI in connection with the exercise of our warrants (which was required under the three-party merger agreement), and dividend paid to the shareholders of Sihitech BVI and e-Channels BVI of RMB11.7 million.

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

CAPITAL EXPENDITURES

Our capital expenditures amounted to RMB2.9 million, RMB34.3 million and RMB29.7 million (USD4.3 million) in 2006, 2007 and 2008, respectively. Our 2008 capital expenditures consisted principally of POS terminal purchases, which accounted for 46.7% and 82.0% of overall capital expenditures in 2007 and 2008, respectively, in line with our POS business. Our other capital expenditures were minor and can mainly be classified into the following categories: developed software, development tools, computer equipment, office equipment and furniture, and vehicles.

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

E.    Off-balance sheet arrangements.

We have not entered into any financial guarantees or other commitments to guarantee payment obligations of any third-parties.

F.    Disclosure of contractual obligations.

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2008.

	Payment Due by Period
	Total	Within 1 Year	1-3 years	3-5 years	More than 5 years
	(RMB in thousands)
Bank debt	60,000	60,000	–	–	–
Interest on bank debt	2,413	2,413	–	–	–
Capital leases	5,465	2,868	2,597	–	–
Operating leases	19,086	8,439	10,647	–	–
Total	86,964	73,720	13,244	–	–

Our capital leases primarily relate to leases of computers, and our operating leases relate to the renting of our offices.

G.    Safe harbor.

All information included in Item 5.E and F of this Item is deemed to be a “forward looking statement” as that term is defined in the statutory safe harbors, except for historical facts. The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act (“statutory safe harbors”) shall apply to all forward-looking information provided in Item 5.E and F of this Item.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

 A.   Directors and senior management.

The following table sets forth certain information regarding our directors and executive officers as of April 30, 2009.

Name	Age	Position
Weidong Hong	42	Chairman of the Board and Chief Executive Officer
Shuo Zeng	39	Director, Chief Operating Officer, and Chief Financial Officer (interim)
Li Liao	43	Independent Director
Jeffrey R. Williams	55	Independent Director
Chi Wei Joong	53	Independent Director
Henry Wang	50	Independent Director

Weidong Hong is our Chief Executive Officer and Chairman of our board. Previously, Mr. Hong was the founder, Chairman and Chief Executive Officer of Beijing Sihitech, which was incorporated into Yucheng Technologies in 2006. Prior to founding Beijing Sihitech in June 1999, Mr. Hong was part of the senior management of Secom China Ltd., the Japanese publicly listed electronic security services provider, where from December 1994 to May 1997 he served as Vice President of the PC Department. From May 1997 to June 1999, Mr. Hong held the position of General Manager of Beijing Global Infotech Co., Ltd., a company engaged in the business of providing IT services to the Chinese banking industry. Mr. Hong holds a B.E. and an E.M.B.A. degree from Tsinghua University.

Shuo Zeng is our Chief Operating Officer and has served as a director of our board since November 2004. Mr. Zeng is a founder and Chairman and Chief Executive Officer of e-Channels. From July 1991 to May 2000, Mr. Zeng held several senior positions in the Nantian Group, a manufacturer of electronic and communication equipment in China that is publicly listed in the Shenzhen Stock Exchange, including general manager of the Information Product Department and Finance Project & System Integration Department. Mr. Zeng holds a B.E. in automation from Beijing Polytechnic University.

Li Liao has been an independent director of our board since November 2006. Mr. Li is a distinguished academician, and has served as the Associate Dean and Director of EMBA Program as well as a Professor of Finance at the prestigious School of Economics and Management of Tsinghua University since September 2000. Between May 1999 and August 2000, he served as the Assistant to Chairman at the Esquel Group, a company engaged in apparel manufacturing. Mr. Liao holds a B.E. in Electrical Engineering and a Ph.D. in Engineering Economics from Tsinghua University and an M.B.A. in Financial Engineering from the MIT Sloan School of Management.

Chi Wei Joong is an independent director and has served on our board since November 2006. Since March 2004, Mr. Joong has been the General Manager and President for the credit card division of China Merchants Bank, the largest credit issuer in China. Before that, from March 1999 to January 2004 he was an Executive Vice President of the retail banking division of Chinatrust Commercial Bank, the largest credit issuer and one of the leading financial holdings company in Taiwan. From 1997 to 1998, he served as the Financial Director of AIG Credit Card Company (Taiwan). Between 1995 and 1997, he served as Financial Director for the credit card division of the Taipei City Bank (Taiwan). He also worked at American Express in the U.S. Currently, he also serves on the advisory board for Visa International. Mr. Joong studied at Keynes University and New York University.

Henry Wang is an independent director and has served on our board since November 2006. Since February 2003, Mr. Wang has served as the general manager of the Operating Center of China Construction Bank. From July 2000 to February 2003, he served as the general manager of Settlement Accounts Department of China Construction Bank. Before that, he worked in the Funds Clearing Department and conducted project auditing and consulting activities in the Investment and Research Department of China Construction Bank. Mr. Wang graduated from Beihang University and later at South Western University of Finance and Economics.

Jeffrey R. Williams is an independent director and has served on our board since February 2009. He has over 25 years of experience in China, Hong Kong and Taiwan in the financial services industry. He currently serves as an independent director and risk management committee chair of China Universal Asset Management Co. Prior to that, Mr. Williams was the President of Shenzhen Development Bank, where he served as the first foreign president of a Chinese commercial bank. Previously, he held a number of senior executive positions at Citibank, American Express and Standard Chartered within Greater China. Mr. Williams holds an A.B., magna cum laude, from Harvard College and an M.B.A. from Harvard Business School.

B.    Compensation.

We pay our executives salaries and bonuses. We pay our independent directors a meeting fee of USD3,000 and reimbursement of expenses. Directors who serve as a committee Chairman also receive USD500 per committee meeting. All of our independent directors will be granted 750 ordinary shares of the Company per meeting. In 2008, the aggregate cash value of total compensation paid to our directors and executive officers as a group was RMB2.8 million (USD0.4 million).

2006 PERFORMANCE EQUITY PLAN

Stock options and other equity based awards may be granted under the China Unistone Acquisition Corporation 2006 Performance Equity Plan, which became the Yucheng Technologies Limited 2006 Performance Equity Plan (the “Plan”) by operation of law under the terms of our merger with China Unistone Acquisition Corporation. On December 13, 2005, China Unistone’s board approved its 2006 Performance Equity Plan and its shareholders subsequently approved the plan. We obtained shareholder approval of the Plan in November 2006, under which we could issue share options to our directors, officers, employees, and consultants with the right to purchase up to 1,500,000 ordinary shares. The purpose of the stock option plan was to enhance its ability to recruit and retain employees, officers, directors and consultants of outstanding ability and to further motivate them by providing an opportunity to acquire a proprietary interest in our company. We granted no options under the Plan as of December 31, 2008.

Administration. Our compensation committee administers the Plan. Subject to the provisions of the Plan, the compensation committee determines, among other things, the persons to whom from time to time awards may be granted, the specific type of award to be granted, the number of shares subject to each award, share prices, any restrictions or limitations on the awards, and any vesting, exchange, surrender, cancellation, acceleration, termination, exercise or forfeiture provisions related to the awards. The committee makes all determinations of any questions arising under the plan or any rule or regulation established pursuant to the plan.

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

Options. Under the Plan our compensation committee may award stock options that are intended to qualify as “incentive stock options” within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, as well as those not intended to be so qualified. Our compensation committee will fix the term of each stock option. However, incentive stock options may be granted only within the ten-year period commencing from the effective date of the Plan, and may only be exercised within ten years from the date of the grant, or five years from the date of the grant in the case of a participant who at the time the stock option is granted owns more than 10% of the total combined voting power of all of our classes of voting securities. The exercise price of stock options granted under the Plan will be determined by our compensation committee at the time of the grant, but in no event will the price be less than the market price of any share of common stock. The number of shares covered by incentive stock options which become exercisable for the first time by participants in any year cannot have an aggregate fair market value in excess of USD100,000, measured at the date of the grant. Payment of the exercise price may be made in cash, in shares of our ordinary shares owned by the participant, in a combination of the two, or otherwise, as reflected in the applicable award agreement. Unless otherwise provided in the grant of a stock option, if a participant’s employment with us or any of our subsidiaries is terminated for any reason other than due to death or disability, the participant’s stock option will automatically terminate. In addition, if a holder’s employment with us is terminated for cause, the compensation committee may require this holder to return to us the economic value of any shares realized by that holder during the six month period prior to the holder’s termination. However, if the participant’s employment is terminated without cause or due to retirement on or after the age of 65, then the portion of his or her stock option which has vested as of the date of termination may be exercised: for three months after termination or for the balance of the stock option’s exercise period, whichever is shorter; or for a greater or lesser period as may be specified by the compensation committee in the grant.

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

Change of control and accelerated vesting. The Plan provides that in the event of a change of control event, as described in the plan, not approved by our board, the vesting periods with respect to options and awards granted and outstanding under the Plan shall become fully vested and exercisable.  Where such change of control event is approved by our board, the compensation committee may (i) accelerate the vesting of any and all stock options and other awards granted and outstanding under the plan or (ii) require a holder of any award granted under the Plan to relinquish the award to us upon payment by us to the holder of cash in an amount equal to the fair market value of the award for ordinary shares, or the difference between the fair market value of the award and the award’s exercise price (if lower than the fair market value) for options or stock appreciation rights, or USD0.01 per share for awards that are out-of-the money.

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

EMPLOYMENT AGREEMENTS

We have entered into employment agreements with each of Messrs. Weidong Hong and Shuo Zeng.  Compensation of our executives is comprised of salaries and bonuses, including equity bonuses.  They are also provided regular benefits in accordance with PRC laws and regulations.  In addition, if the employment of an executive is terminated by us without cause, the executive is entitled to USD300,000 and other benefits throughout the term of the agreement.  Our employment agreements with independent directors can be terminated with or without cause.

We have entered into a consulting agreement with Mr. Chih Cheung to serve as Chairman Emeritus. He will advise Yucheng on general corporate matters, acquisitions and integration of acquired companies and certain growth strategies. Mr. Cheung previously served as the non-executive Chairman of Yucheng from November 2006 until February 2009 and Chairman of the board of China Unistone, our predecessor from May 2004 to November 2006.   Currently, Mr. Cheung is the Chairman of C2 Capital Limited, an investment company.  Previously, from October 2004 until February 2009, Mr. Cheung served as the Managing General Partner of Staples Asia Investment Limited, a subsidiary of Staples, Inc., created to make investments and form partnerships in the office product market in Asia.  From March 2003 until February 2006, he was a senior advisor to the Chairman of the Chinatrust Commercial Bank.  Prior to that, Mr. Cheung co-founded and was the Chief Executive Officer of HelloAsia Corporation from its inception in 1999 until February 2002.  In February 2002, Mr. Cheung negotiated the merger of HelloAsia into Brience, Inc. and served as executive vice president of Brience until February 2003.  Prior to forming HelloAsia, Mr. Cheung co-founded and was the Chief Executive Officer of Crimson Solutions.  He currently sits on the boards of a number of private companies.  Mr. Cheung holds an A.B. from Harvard College, an A.M. from Harvard Graduate School of Arts and Sciences, a J.D. from Harvard Law School and an M.B.A. from Harvard Business School.

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

INDEPENDENCE OF DIRECTORS

We have elected to follow the rules of NASDAQ to determine whether a director is independent.  Our board will also consult with counsel to ensure that our board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors.  The NASDAQ listing standards define an “independent director” generally as a person, other than an officer of the Company, who does not have a relationship with the Company that would interfere with the director’s exercise of independent judgment.  Consistent with these considerations, our board has affirmatively determined that, Messrs. Chi Wei Joong, Li Liao, Henry Wang and Jeffrey R. Williams are our independent directors.

BOARD COMMITTEES

Our board has established an audit committee, a nominating committee and a compensation committee.

Audit Committee

Our audit committee consists of Messrs. Williams, Joong and Liao.  Our board has determined that all of our audit committee members are independent directors within the meaning of NASDAQ Marketplace Rule 4200(a)(15), and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Securities and Exchange Act of 1934, as amended, or the Exchange Act.

Our board has determined that each of Messrs. Williams, Joong and Liao has an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with our financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as our financial statements, an understanding of internal controls and procedures for financial reporting, and an understanding of audit committee functions.

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

Pursuant to the terms of its charter, the audit committee’s responsibilities include, among other things:

•	periodically reviewing and reassessing the adequacy of the committee’s formal charter;

•	reviewing our annual audited financial statements with our management and our independent auditors and the adequacy of our internal accounting controls;

•	reviewing analyses prepared by management and independent auditors concerning significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•	the engagement of the independent auditors;

•	reviewing the independence of the independent auditors;

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

The audit committee will pre-approve the services to be provided by our independent auditors.  The audit committee will also review and recommend to the board of directors whether or not to approve transactions between us and any officer or director that occurs outside the ordinary course of business.

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

•
reviewing periodically and recommending to the board with respect to any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and administer our stock option plans, including authority to make and modify awards under such plans.  Currently, our only equity award plan is the 2006 Performance Equity Plan.

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

D.    Employees.

We had 612, 1,674 and 1,941 employees as of December 31, 2006, 2007 and 2008, respectively.  The following table sets forth our employees as of December 31, 2008 based on functional area.
Category	Number of Employees
Project development and implementation	1486
Research and development	40
Sales and marketing	264
General and administrative	151
Total	1,941

We pay our sales staff a combination of salaries, sales commissions and bonuses.  We pay salaries to all other employees, which are supplemented by periodic cash bonuses that are generally based on performance.  We also contribute to social insurance for our employees each month, which includes pension, medical insurance, unemployment insurance, occupational injuries insurance and housing provision funds in accordance with PRC regulations.  Our compensation and benefits packages are competitive in the industry.  Our employees are not represented by any collective bargaining agreement and we have never experienced any strike or similar work stoppage.  We consider our relations with our employees to be good.

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

E.    Share ownership.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 1, 2009, by:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares(1)
Directors and executive officers:
Weidong Hong(2)(3)(9) Chairman and Chief Executive Officer	3,057,488	16.5%
Shuo Zeng(2)(4)(9) Chief Operating Office and Director	963,278	5.2%
Li Liao Director	3,000	0.0%
Jeffrey R. Williams Director	0	0.0%
Chi Wei Joong Director	2,250	0.0%
Henry Wang Director	3,750	0.0%

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares(1)
Directors and executive officers:
Directors and officers as a group (six persons)(3)(4)	4,029,766	21.7%

Principal shareholders:
Sihitech Company Limited(5)	3,057,488	16.5%
Peter J. Richards(6)	1,775,000	9.6%
Scott A. Fine(6)	1,775,000	9.6%
Philip J. Hempleman(7)	1,700,000	9.2%
Janus Capital Management(8)	1,138,080	6.1%

(1)	Beneficial ownership and percentage has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, based on 17,575,685 shares outstanding.

(2)	The business address of the person is c/o Beijing Global Trade Center, Tower D , Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, P.R. China.

(3)
Includes 675,807 shares held by Mr. Hong’s spouse.  Represents shares held through Sihitech Company Limited, a BVI company owned by Mr. Hong and his spouse, of which Mr. Hong has voting and dispositive authority.

(4)	Represents shares held through Elite Concord International Limited, a BVI company owned by Mr. Zeng, of which Mr. Zeng has voting and dispositive authority.

(5)
A BVI company owned by Mr. Hong and his spouse, of which Mr. Hong has voting and dispositive authority.  The business address of Sihitech Company Limited is TrustNet Chambers, P.O. Box 3444, Roadtown Tortola, British Virgin Islands.

(6)
Messrs. Fine and Richards, as members, direct the operations of Empire GP, L.L.C. and Empire Capital Management, L.L.C.  Empire GP is the general partner of Empire Capital Partners, L.P, which directly owned 619,295 shares.  Empire Capital Management manages the Empire Overseas Fund and the Charter Oak Funds, which in aggregate owned 1,155,705 shares.  The information is derived from a Schedule 13G filed by such entities with the SEC on March 16, 2009.

(7)
Mr. Hempleman is the managing partner of Ardsley Advisory Partners and Ardsley Partners and in that capacity directs their operations.  Ardsley Advisory Partners is the investment manager of Ardsley Offshore Fund Ltd. and the investment advisor of certain managed accounts.  It is also the investment advisor of Ardsley Partners Fund II, L.P. and Ardsley Partners Institutional Fund, L.P.  Ardsley Partners is the general partner of Ardsley Partners Fund II, L.P. and Ardsley Partners Institutional Fund, L.P.  Ardsley Partners Fund beneficially owned 714,000 of our shares.  Ardsley Partners Institutional Fund, L.P.  beneficially owned 440,300 of our shares.  Ardsley Offshore Fund Ltd. owned 133,000 of our shares.  Ardsley Advisory Partners beneficially owned 1,305,000 of our shares.  Ardsley Partners I beneficially owned 1,154,300 of our shares.  Mr. Hempleman directly, or indirectly through the companies listed above, beneficially owns a total of 1,700,000 of our shares.  The address of Ardsley Offshore Fund Ltd. is Romasco Place, Wickhams Cay, Roadtown Tortola, British Virgin Islands.  The address of all other parties is 262 Harbor Drive, Stamford, Connecticut 06902.  The information is derived from a Schedule 13G filed by such entities with the SEC on February 14, 2008.

(8)
Janus Capital has a direct 89.9% ownership stake in INTECH Investment Management ("INTECH") and a direct 78.4% ownership stake in Perkins Investment Management LLC("Perkins"). Due to the above ownership structure, holdings for Janus Capital, Perkins and INTECH are aggregated for purposes of this filing. Janus Capital, Perkins and INTECH are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients. As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 1,138,080 shares or 6.5% of the shares outstanding of Yucheng Common Stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

(9)	This includes future expected share distributions based on the achievement of 2008 net income targets.

None of the above shareholders have voting rights that differ from the voting rights of other shareholders. We have not granted any stock options. As of May 1, 2009, we had approximately 2,100 beneficial and record holders.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share ownership.”

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

CASH ADVANCES AND BORROWINGS WITH RELATED PARTIES

In 2006, we made cash advances to, and borrowed from certain related parties, including our executive officers and investments under equity method.  These transactions had no fixed terms and were non-interest bearing and payable on demand.   In compliance with the provisions of the Sarbanes-Oxley Act of 2002, we, neither directly nor indirectly nor through any subsidiary, will make loans, extend credit, maintain credit or arrange for the extension of credit or renew an extension of credit in the form of a personal loan to or for any director or executive officer of the Company in the future.  Moreover, we have adopted an audit committee charter that requires our audit committee to review and approve all related party transactions, assure compliance with the Company’s code of ethics and monitor and discuss with the auditors and outside counsel policies and compliance with applicable accounting and legal standards and requirements.

Cash advances made to and borrowings with our executives

We have made cash advances to Mr. Weidong Hong, our Chief Executive Officer and principal shareholder and Mr. Shuo Zeng, our Chief Operating Officer and principal shareholder.  In 2006, we received borrowings and payments from, and made cash advances and repayments to, the two executives of an aggregate of RMB1.1 million and RMB3.6 million, respectively. The net balance due from the two executives as of December 31, 2006 was RMB0.4 million. In 2007, we received borrowings and payments from, and made cash advances and repayments to, the two executives of an aggregate of approximately RMB0.3 million and RMB54,000, respectively. There was no balance due to the two executives as of December 31, 2007. In 2008, we made cash advances to the two executives of an aggregate of approximately RMB0.2 million, and collected the amount in 2008. There was no balance due to the two executives as of December 31, 2008.

Cash advances made to and borrowings from our affiliates

Our affiliate companies in 2006, 2007 and 2008 included the following:

•
Beijing Hengli Plastic Machinery Co., Ltd., or Hengli, a plastic mold manufacturer, in which we held a 50% interest.  In June 2008, we recorded RMB2.1 million in gains from the disposal of this affiliate.

•
Shanghai Sihitech Sanjian Technology Co, Ltd., or Sanjian, a software and hardware technology company, in which we held 50% interest.  Sanjian was closed on December 20, 2007 due to business considerations.

•	Chengdu Elegon Information Technologies Limited, Elegon, a software and solution services company, in which we held 49% interest.

In 2006, we received no borrowings and payments from the two remaining affiliated companies, Sanjian and Hengli, and made cash advances and repayments to the two affiliated companies an aggregate of RMB0.5 million.  The net balance due to the two affiliated companies as of December 31, 2006 was RMB0.9 million.  In 2007, we received no borrowings and payments from the remaining affiliated company, Hengli, and made cash advances and repayments to Hengli an aggregate of approximately RMB69,000.  There was no balance due to Hengli and RMB0.9 million due from Sanjian as of December 31, 2007. In 2008, we collected RMB0.7 million and RMB0.9 million from Hengli and Sanjian respectively; we made cash advances to Elegon approximately RMB1.8 million, and collected from Elegon is approximately RMB1.8 million. The balance due from Elegon was RMB143.

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

The Company was a defendant in the matter of Justin Jiang v. Yucheng Technologies Limited et al., filed on March 21, 2007 in the United States District Court for the Southern District of California, Civil Case No. 3:07-CV-00514-H-BLM (“Federal Court”). The other defendants were Beijing Sihitech Co. and Chih T. Cheung. As against the Company, Plaintiff alleged the Company breached an oral contract with him regarding a finder’s fee. Plaintiff has requested specific performance and/or a constructive trust.

Additionally, Plaintiff has made a demand for general damages, $109,275.36 cash, the issuance of 150,179 shares of the Company to Plaintiff, and the payment of 4% of any future compensation which Sihitech and its shareholders are entitled to receive as a result of China Unistone’s acquisition of Sihitech.

Counsel for the Company filed a Motion to Dismiss the action on the ground that the court lacked personal and subject matter jurisdiction over the Company. The Motion to Dismiss was granted and the Federal Court dismissed the case on July 20, 2007. The grounds for dismissal at that time permitted the refiling of the claims in a court of appropriate jurisdiction.

Plaintiff refiled its action in the Superior Court of the State of California for the County of San Diego (“State Court”) in which the matter was pending as Case No. 37-2007-00073543-CU-BC-CTL. The lawsuit named as defendants the Company, China Unistone Acquisition Corporation, Beijing Sihitech Co., Ltd. and Chih T. Cheung. Counsel for the Company moved to dismiss the action for lack of proper service and lack of personal jurisdiction. On April 22, 2008, the State Court granted the motion to dismiss and ordered the case dismissed for, among other things, lack of personal jurisdiction over the defendants as they are not residents of California and did not have sufficient contacts with California to allow this matter to proceed in California.

On September 9, 2008 plaintiff filed an appeal of the dismissal of the State Court action. The appeal is pending. Plaintiff’s opening brief was filed on March 13, 2009, and the Company’s reply brief is pending. The Company intends to aggressively contest the appeal and believes that the order of dismissal of the trial court will be affirmed. If the Court of Appeal affirms the decision of the lower court then plaintiff will be totally precluded from pursuing this claim in California.

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

Our ability to pay dividends depends substantially on the payment of dividends to us by our PRC subsidiaries.  In particular, each of our PRC subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in China.  Moreover, pursuant to applicable PRC laws and regulations, 10% of after-tax profits of each of our consolidated PRC entities is required to be set aside in a statutory surplus reserve fund annually until the reserve balance reaches 50% of such PRC entity’s registered capital.  As of December 31, 2008, the accumulated balance of our statutory reserve funds amounted to RMB38.0 million (USD5.6 million), and the accumulated profits of our consolidated PRC entities that were available for dividend distribution amounted to RMB156.0 million (USD22.8 million).  Our restricted reserves are not distributable as cash dividends.  Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends.  Furthermore, if any of our subsidiaries and consolidated variable interest entities incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

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

	The OTCBB Price Per Common Stock		The NASDAQ Global Market Price Per Share
	High	Low	High	Low
	(USD)

Annual Market Prices
Year 2004 (from November 24, 2004)	5.20	4.78	N/A	N/A
Year 2005	6.75	0.98	N/A	N/A
Year 2006	8.85	5.35	N/A	N/A
Year 2007 (until March 13, 2007)	8.30	6.47	N/A	N/A
Year 2007 (from March 14, 2007)	N/A	N/A	17.45	7.25
Year 2008	N/A	N/A	18.49	4.66

Quarterly Market Prices
First Quarter 2007 (until March 13, 2007)	8.30	6.47	N/A	N/A
First Quarter 2007 (from March 14, 2007)	N/A	N/A	8.80	6.65
Second Quarter 2007	N/A	N/A	9.50	7.46
Third Quarter 2007	N/A	N/A	11.00	7.15
Fourth Quarter 2007	N/A	N/A	18.01	9.95
First Quarter 2008	N/A	N/A	19.36	10.74
Second Quarter 2008	N/A	N/A	18.53	10.80
Third Quarter 2008	N/A	N/A	14.80	8.22
Fourth Quarter 2008	N/A	N/A	10.62	4.20

Monthly Market Prices
November 2008	N/A	N/A	8.85	4.20
December 2008	N/A	N/A	8.25	6.13
January 2009	N/A	N/A	8.25	4.10
February 2009	N/A	N/A	5.70	4.06
March 2009	N/A	N/A	6.49	4.63
April 2009	N/A	N/A	7.62	6.11
May 2009	N/A	N/A	8.95	6.10

On June 26, 2009, the closing price of our ordinary shares was USD8.58 per share.

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

Shareholder Meetings

As of November 2008, Yucheng has availed itself of the market place rules applicable to foreign private issuers and will hold shareholder meetings as it sees fit; however, there is no annual requirement.  Special meetings of members may be called by the directors pursuant to a resolution of directors to that effect or upon the written request of members holding more than 50 percent of the votes of our outstanding voting shares.  No less than seven days’ notice of meetings is required to be given to members.

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

Changes in Capital

Subject to the provisions of the BVI Business Companies Act, 2004, we may, by a resolution of directors or members, amend our Memorandum and Articles of Association to increase or decrease the number of shares authorized to be issued.  The directors of a company may, by resolution, authorize a distribution (including a capital distribution) by the company at a time, of an amount, and to any members they think fit if they are satisfied, on reasonable grounds, that the company will, immediately after the distribution, satisfy the solvency test.  The solvency test is satisfied if the value of the company’s assets exceeds its liabilities, and the company is able to pay its debts as they fall due.

DIFFERENCES IN CORPORATE LAW

The companies law of the BVI differs from laws applicable to U.S. corporations and their shareholders.  Set forth below is a summary of the significant differences between the provisions of the companies law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Protection for minority shareholders

Under the laws of most U.S. jurisdictions, majority and controlling shareholders of a company generally have certain “fiduciary” responsibilities to the minority shareholders.  Corporate actions taken by majority and controlling shareholders, which are unreasonable and materially detrimental to the interests of minority shareholders, may be declared null and void.  Minority shareholders may have less protection for their rights under BVI law than they would have under U.S. law.

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

In the event that we are deemed to be a Chinese “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ordinary shares.  In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends not in excess of the rate allowed under the Treaty, if applicable, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability.  The rules governing the foreign tax credit are complex.  We urge interested parties to consult a tax advisor, regarding the availability of the foreign tax credit, to review their particular circumstances.

Taxation of capital gains

Upon sale or other disposition of the shares, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between such holder’s tax basis in the shares sold or disposed of and the amount realized on the sale or other disposition.  Such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the shares for more than one year and will generally be U.S. source gain or loss for foreign tax credit purposes.  However, in the event that we are deemed to be a Chinese “resident enterprise” under PRC tax law, gains on disposal may be subject to PRC tax.  In that event, a U.S. Holder may be eligible for the benefits of the Treaty.  Under the Treaty, if any PRC tax were to be imposed on any gain from the disposition of the shares, the gain would be treated as PRC source income.  We urge interested parties to consult a tax advisor to review their particular circumstances, regarding the tax consequences if a foreign tax is imposed on gain on a disposition of our shares, including the availability of the foreign tax credit.

Passive foreign investment company rules

We believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2008.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including goodwill) from time to time, and since we have and will continue to have a significant amount of passive assets and the value of our assets may be based, in part, on the market value of our shares, which is subject to change, there can be no assurance that we will not be a PFIC for any taxable year.

In general, if we were a PFIC for any taxable year during which a U.S. Holder held shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the shares would be allocated ratably over the U.S. Holder’s holding period for the shares.  The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year.  Similar rules would apply to any distribution in respect of shares in excess of 125% of the average of the annual distributions on shares received by a U.S. Holder during the preceding three years or such holder’s holding period, whichever is shorter.  Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the shares.  U.S. Holders should consult their tax advisers to determine whether such elections are available and, if so, what the consequences of the alternative treatments would be in those holders’ particular circumstances.

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

INTEREST RATE RISK

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by bank deposits and other interest earning short-term investments.  As of December 31, 2008, we had short-term bank borrowings in the amount of RMB60 million.  Our short-term bank borrowings are subject to floating interest rates.  Assuming the principal amount of the outstanding bank borrowings remains approximately the same as of December 31, 2008, each 1% increase in applicable interest rate would add RMB0.6 million per year to our interest expenses.  On the other hand, any decrease in interest rate would reduce interest income generated from our interest-earning instruments.  We have not used any derivative financial instruments to manage our interest risk exposure.  We have not been exposed to material risks due to changes in interest rates.  However, our future interest expenses may be higher and interest income may be lower than expected due to changes in market interest rates.

FOREIGN EXCHANGE RISK

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions.  The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, the central bank of the PRC.  On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of Renminbi to the U.S. dollar.  Under this new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies.  As a result, from July 21, 2005 to June 29, 2009, the Renminbi has appreciated approximately 16% to the U.S. dollar.  While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our management has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended), or the Exchange Act, as of the end of the fiscal year covered by this report.  Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the fiscal year covered by this report, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.  In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on our assessment, management believes that, as of December 31, 2008, the Company’s internal control over financial reporting was effective based on those criteria.

There has been no change in our internal control over financial reporting during the year ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Yucheng Technologies Limited

We have audited Yucheng Technologies Limited’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). Yucheng Technologies Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Yucheng Technologies Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Yucheng Technologies Limited as of December 31, 2007 and 2008, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008 and our report dated June 25, 2009 expressed an unqualified opinion thereon.

BDO Limited

Hong Kong

June 25, 2009

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

Our board of directors adopted a code of ethics on March 20, 2006 that applies to our directors, officers and employees and to those of our subsidiaries.  A copy of the form of our code of ethics was filed as Annex G to our registration statement on Form S-4 filed with the SEC on March 29, 2006, and was effective as of November 3, 2006.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

A.  Audit Fees.

The aggregate fees billed for 2007 and 2008 for professional services rendered by BDO Limited (formerly known as BDO McCabe Lo Limited before May 1, 2009) for the audit of our annual financial statements were USD120,000, USD260,000, respectively.

B.  Audit — Related Fees.

No fees were billed in each of the last two fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (a) of this Item 16C for 2007 and 2008, respectively.

C.  Tax Fees.

We did not enter into any engagement in 2007 or 2008 for professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

D.  All Other Fees.

No fees were billed in each of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (b) of this Item 16C for 2007 and 2008.

E.  Audit Committee Pre-Approval Policies and Procedures.

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

4.7	Equity Interest Transfer Agreement re. Beijing Sunrisk Information Technology Company Limited (incorporated by reference from Exhibit 4.1 to Form 6-K filed February 13, 2007)

4.8	Form of Employment Agreement between Yucheng Technologies Limited and Hong Weidong (incorporated by reference from Registration Statement No. 333-132814 – Exhibit 10.18)

4.9	Form of Employment Agreement between Yucheng Technologies Limited and Zeng Shuo (incorporated by reference from Registration Statement No. 333-132814 – Exhibit 10.19)

8.1*	List of subsidiaries

11.1	Code of Ethics (incorporated by reference from Registration Statement No. 333-132814 - Annex G)

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

___________________________
* Filed with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 29, 2009
YUCHENG TECHNOLOGIES LIMITED

/s/ Weidong Hong
Name:	Weidong Hong
Title:	Chief Executive Officer

YUCHENG TECHNOLOGIES LIMITED
AND
SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Yucheng Technologies Limited

We have audited the accompanying consolidated balance sheets of Yucheng Technologies Limited (“the Company”) as of December 31, 2007 and 2008, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2008.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yucheng Technologies Limited as of December 31, 2007 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Yucheng Technologies Limited's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 25, 2009 expressed an unqualified opinion thereon.

BDO Limited

Hong Kong

June 25, 2009

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets

(Expressed in Chinese Renminbi)

Assets	2007	2008	2008
	RMB	RMB	USD
			(note 2 (c))
Current assets:
Cash and cash equivalents	222,493,839	239,751,056	35,079,018
Trade accounts receivable, net (note 3)	203,450,849	280,653,514	41,063,634
Costs and estimated earnings in
excess of billings on uncompleted
contracts (note 4)	46,564,308	68,812,918	10,068,317
Due from related parties (note 22)	937,453	1,568,248	229,457
Inventories	8,856,190	2,894,770	423,546
Precontract costs	3,660,318	9,893,714	1,447,592
Other current assets (note 5)	86,341,261	43,737,165	6,399,374

Total current assets	572,304,218	647,311,385	94,710,938

Investments under equity method (note 2(t))	2,255,210	2,250,225	329,240

Fixed assets, net (note 7)	33,324,414	57,497,398	8,412,694
Intangible assets, net (note 8)	41,207,670	36,027,982	5,271,411
Goodwill (note 20)	169,361,506	187,815,784	27,480,143
Other non-current assets	708,037	-	-
Deferred taxes (note 6)	2,586,208	12,984,716	1,899,850

Total assets	821,747,263	943,887,490	138,104,276

See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets (continued)

(Expressed in Chinese Renminbi)

Liabilities and stockholders’ equity	2007	2008	2008
	RMB	RMB	USD
			(note 2 (c))
Current liabilities
Short-term loan (note 9)	35,000,000	60,000,000	8,778,861
Obligations under capital leases (note 10)	1,450,841	2,867,754	419,594
Trade accounts payable	93,759,731	145,048,310	21,222,648
Billings in excess of costs and estimated
earnings on uncompleted contracts (note 4)	6,928,568	10,013,178	1,465,071
Employee and payroll accruals	8,686,638	12,483,980	1,826,585
Dividends payable to ex-owners	26,273,407	5,521,408	807,861
Deemed distribution to ex-owners (note 1)	40,814,149	45,003,233	6,584,618
Outstanding payment in relation to
business acquisitions (note 20)	55,352,938	22,403,149	3,277,902
Income taxes payable	10,968,901	9,793,362	1,432,909
Deferred taxes – Current (note 6)	-	980,549	143,468
Other current liabilities (note 11)	36,491,891	53,237,096	7,789,351

Total current liabilities	315,727,064	367,352,019	53,748,868

Obligations under capital leases (note 10)	2,410,464	2,597,032	379,983
Deferred taxes (note 6)	5,312,346	3,379,185	494,423

Total liabilities	323,449,874	373,328,236	54,623,274

Minority interests (note 12)	5,199,312	12,023,643	1,759,231

Commitments and contingencies (note 18)

Stockholders’ equity
Preferred stock, $0.0001 par value, authorised 2,000,000 shares and none issued;	-	-	-
Common stock, $0.0001 par value, authorised 60,000,000 shares; 16,610,853 shares and 17,575,685 shares issued and outstanding as of December 31, 2007 and 2008 (note 1)	20,006,616	20,007,320	2,927,358
Additional paid-in capital	361,624,414	347,254,459	50,808,308
Reserves (note 13)	24,868,832	38,008,846	5,561,239
Retained earnings	88,162,065	156,017,235	22,827,559
Accumulated other comprehensive loss (note 14)	(1,563,850)	(2,752,249)	(402,693)

Total Stockholders’ equity	493,098,077	558,535,611	81,721,771

Total liabilities and Stockholders’ equity	821,747,263	943,887,490	138,104,276
See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Income
(Expressed in Chinese Renminbi)
	2006	2007	2008	2008
	RMB	RMB	RMB	USD
				(note 2 (c))
Revenues (note 15):
Software & Solutions	81,250,438	198,459,951	269,360,417	39,411,292
Platform & maintenance Services	211,149,957	241,601,795	401,024,801	58,675,680
POS	-	3,851,643	15,415,803	2,255,553
Total revenues	292,400,395	443,913,389	685,801,021	100,342,525
Business taxes	(2,749,970)	(8,394,547)	(8,982,017)	(1,314,198)
Net revenues	289,650,425	435,518,842	676,819,004	99,028,327

Cost of revenues:
Software & Solutions	(35,740,507)	(82,621,173)	(118,167,472)	(17,289,596)
Platform & Maintenance Services	(179,591,916)	(194,116,942)	(321,952,491)	(47,106,267)
POS	-	(1,088,023)	(9,156,836)	(1,339,776)
Total cost of revenues	(215,332,423)	(277,826,138)	(449,276,799)	(65,735,639)
Gross profit	74,318,002	157,692,704	227,542,205	33,292,688

Operating expenses:
Research and development expenses	(901,833)	(8,369,567)	(10,148,304)	(1,484,842)
Selling and marketing expenses	(13,989,741)	(29,052,598)	(49,382,763)	(7,225,406)
General and administrative expenses (note 16)	(14,170,129)	(50,668,370)	(95,425,234)	(13,962,081)
Total operating expenses	(29,061,703)	(88,090,535)	(154,956,301)	(22,672,329)

Other income (expense):
Interest income	116,954	1,818,536	1,259,336	184,259
Interest expense	(1,262,652)	(1,937,368)	(3,783,067)	(553,517)
Income (loss) from short-term investment	-	3,494,446	(529,036)	(77,406)
Loss from equity method investees	(134,987)	-	(1,280,200)	(187,312)
Other income (expense), net	26,576	1,078,033	492,958	72,127
Income before minority interests and income taxes	44,002,190	74,055,816	68,745,895	10,058,510

Income tax (expenses) benefits (note 6)	(3,271,466)	(5,528,247)	9,538,321	1,395,593

Income before minority interests	40,730,724	68,527,569	78,284,216	11,454,103

Minority interests	-	(1,813,141)	2,710,968	396,654
Net income	40,730,724	66,714,428	80,995,184	11,850,757
Earnings per share (note 17)
– basic	5.02	5.08	4.61	0.67
–diluted	3.96	4.34	4.33	0.63
Weighted average common shares outstanding
– basic	8,118,335	13,144,681	17,566,898	17,566,898
–diluted	10,292,308	15,370,197	18,691,852	18,691,852

See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity
(Expressed in Chinese Renminbi)

						Accumulated
			Additional			other	Total
	Common shares		paid-in		Retained	comprehensive	stockholders’	Comprehensive
	Shares	Amount	capital	Reserves	earnings	loss	equity	Income
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as at January 1, 2006	-	20,000,000	13,000	11,575,964	22,009,781	-	53,598,745

Recapitalization in connection with the Share Exchange Transactions (note 1)	7,954,484	-	126,221,524	-	-	-	126,221,524	-
Deemed distribution	-	-	(21,332,463)	-	-	-	(21,332,463)	-
Net income	-	-	-	-	40,730,724	-	40,730,724	40,730,724
Issuance on acquisition of a subsidiary	1,573,836	1,229	71,548,899	-	-	-	71,550,128	-
Transfer to reserves	-	-	-	7,409,180	(7,409,180)	-	-	-
Dividend appropriation	-	-	-	-	(28,000,000)	-	(28,000,000)	-
Foreign currency translation adjustment	-	-	-	-	-	(139,200)	(139,200)	(139,200)

Balance as at December 31, 2006	9,528,320	20,001,229	176,450,960	18,985,144	27,331,325	(139,200)	242,629,458	40,591,524
Warrant exercise	6,866,486	5,229	252,601,693	-	-	-	252,606,922	-
Unit purchase option exercise	216,047	158	(158)	-	-	-	-	-
Deemed distribution (note 1)	-	-	(67,428,081)	-	-	-	(67,428,081)	-
Net income	-	-	-	-	66,714,428	-	66,714,428	66,714,428
Transfer to reserves	-	-	-	5,883,688	(5,883,688)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(1,424,650)	(1,424,650)	(1,424,650)

Balance as at December 31, 2007	16,610,853	20,006,616	361,624,414	24,868,832	88,162,065	(1,563,850)	493,098,077	65,289,778
Bonus shares	952,832	696	43,290,856	-	-	-	43,291,552	-
Shares issued to independent
directors	12,000	8	973,078	-	-	-	973,086	-
Deemed distribution (note 1)	-	-	(41,540,598)	-	-	-	(41,540,598)	-
Decrease of interests in Sunrisk	-	-	(18,820,019)	-	-	-	(18,820,019)	-
Net income	-	-	-	-	80,995,184	-	80,995,184	80,995,184
Transfer to reserves	-	-	-	13,140,014	(13,140,014)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(1,188,399)	(1,188,399)	(1,188,399)
Reversal of stock issuance cost	-	-	1,726,728	-	-	-	1,726,728	-

Balance as at December 31, 2008	17,575,685	20,007,320	347,254,459	38,008,846	156,017,235	(2,752,249)	558,535,611	79,806,785
In USD (note 2 (c))		2,927,358	50,808,308	5,561,239	22,827,559	(402,693)	81,721,771	11,676,877
See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Expressed in Chinese Renminbi)

	2006	2007	2008	2008
	RMB	RMB	RMB	USD
				(note 2 (c))
Cash flows from operating activities:

Net income	40,730,724	66,714,428	80,995,184	11,850,757

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	3,644,380	16,585,488	28,481,819	4,167,299
Loss on disposal of fixed assets	56,368	217,107	243,958	35,695
Loss (gain) on disposal of subsidiary	204,902	-	(247,256)	(36,177)
Loss (gain) on disposal of investments under equity method	26,208	(869,798)	(2,102,566)	(307,636)
Minority interests	-	1,813,141	(2,710,968)	(396,653)
Losses from equity method investees	134,987	-	2,791,802	408,481
Income from short term investment	-	(3,494,446)	-	-
Shares issued to independent directors	-	-	973,086	142,376
Increase in trade accounts receivable	(47,822,765)	(70,622,155)	(77,576,334)	(11,350,530)
Decrease (increase) in costs and estimated earnings in excess of billings on uncompleted contracts	927,703	(29,541,323)	(22,248,611)	(3,255,291)
Decrease (increase) in due from related parties	2,212,389	386,867	(1,568,105)	(229,436)
Decrease (increase) in inventories	5,773,191	(3,570,912)	5,682,947	831,497
(Increase) decrease in precontract costs	(882,423)	3,188,660	(6,968,278)	(1,019,559)
(Increase) decrease in other current assets	(495,033)	(56,002,843)	44,470,781	6,506,712
Decrease in current deferred tax assets	149,155	427,601	-	-
Increase in non-current deferred tax assets	(10,065)	(2,442,782)	(10,398,508)	(1,521,451)
(Decrease) increase in trade accounts payable	(10,461,863)	51,805,698	51,288,579	7,504,255
(Decrease) increase in billings in excess of costs and estimated earnings on uncompleted contracts	(6,276,883)	5,950,320	3,091,360	452,310
(Decrease) increase in employee and payroll
accruals	(253,347)	(249,769)	4,076,500	596,450
Increase (decrease) in income taxes payable	107,785	6,700,763	(1,066,768)	(156,083)
(Decrease) increase in other
current liabilities	(1,216,259)	(19,108,790)	9,875,681	1,444,954
Decrease in non-current
deferred tax liabilities	(8,665)	(1,208,111)	(768,891)	(112,500)
Net cash (used in) provided by operating activities	(13,459,511)	(33,320,856)	106,315,412	15,555,470

Cash flows from investing activities:
Capital expenditure	(2,884,970)	(34,295,309)	(29,716,811)	(4,347,996)
Investment in trust	-	(80,000,000)	-	-
Collection of investment in trust	-	83,494,446	-	-

Payment of purchase of subsidiaries, net of cash acquired	(7,793,085)	(51,811,896)	(57,684,392)	(8,440,054)
Investment in equity method investment	-	-	(5,042,027)	(737,721)
(Increase) decrease in deposits paid for
acquisitions of businesses	(44,750,000)	20,000,000	-	-
Advances to affiliates	(23,464)	(69,440)	(1,828,333)	(267,511)
Collection of advances to investments under equity method	-	-	3,494,585	511,308
Proceeds from disposal of fixed assets	5,000	105,773	353,063	51,658
Proceeds from disposal of investment under equity method	1,282,212	-	3,628,834	530,950
Proceeds from disposal of subsidiary, net of cash disposed	104,977	-	(2,025,391)	(296,344)
Net cash used in investing activities	(54,059,330)	(62,576,426)	(88,820,472)	(12,995,710)

See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)

(Expressed in Chinese Renminbi)

	2006	2007	2008	2008
	RMB	RMB	RMB	USD
				(note 2 (c))
Cash flows from financing activities:
Net cash flow from the Share
Exchange Transaction, net
of transaction costs	138,213,541	-	-	-
Proceeds from warrant exercise	-	252,561,431	-	-
Deemed distribution	(21,332,463)	(26,613,939)	-	-
Capital received	-	-	4,460,000	652,562
Proceeds from bank borrowings	20,000,000	55,000,000	60,000,000	8,778,861
Proceeds from (repayment of)
borrowing from ex-owner	(4,000,000)	-	-	-
Repayments of borrowings
from investments under equity method	(500,001)	-	-	-
Repayments of bank borrowings	(3,500,000)	(55,500,000)	(35,000,000)	(5,121,002)
Repayment of capital leases	-	(699,755)	(3,167,113)	(463,394)
Dividends paid to ex-owners	(5,720,291)	(11,726,593)	(20,751,999)	(3,036,315)
Contributions from minority interests	-	7,012,320	-	-
Dividends paid to ex-owners	-	-	(5,778,611)	(845,494)
Net cash provided by financing activities	123,160,786	220,033,464	(237,723)	(34,782)
Net increase in cash and cash equivalents	55,641,945	124,136,182	17,257,217	2,524,978

Cash and cash equivalents at beginning of year	42,715,712	98,357,657	222,493,839	32,554,040

Cash and cash equivalents at end of year	98,357,657	222,493,839	239,751,056	35,079,018

Supplemental disclosures of cash flow information
Interest paid	1,262,652	1,937,367	3,783,067	553,517
Income taxes paid	2,796,415	2,050,777	2,255,268	329,978

Supplemental disclosures of non-cash investing activities
Capital lease obligation	-	4,561,060	4,062,450	594,395
Additional consideration on acquisitions	-	55,352,938	20,787,876	3,041,564
Deemed distributions to ex-owners	-	40,814,149	41,540,599	6,020,956

See accompanying notes to consolidated financial statements.

1	Organization and description of business

Yucheng Technologies Limited (“Yucheng”), incorporated on November 24, 2006 under the laws of the British Virgin Islands (“BVI”), and its subsidiaries are engaged in systems integration, software solution services,  information technology (“IT”) consulting and training services, maintenance and support, launching Point of Sale (“POS”) merchant-acquiring outsourced services, sales of self-developed IT products, computer software, hardware and peripheral equipment, communication equipment and undertaking computer network projects. Its major customers are first and second tier state-owned commercial banks in China.

On January 15, 2007, Beijing Yuxinyicheng Technologies Limited (“Yuxinyicheng”) established a subsidiary, Beijing Yuxinyicheng Information Technology Limited. On July 18, 2007, Yuxinyicheng established another subsidiary, Shanghai Yuxinhongzhi Information Technology Limited. During 2007, Yuxinyicheng acquired 5 companies, Beijing Sunrisk Information Technology Limited (“Sunrisk”), Beijing Easycon Electronics Limited, Chengdu Recency Technologies Limited, Shanghai Fujie Business Consulting Limited, and Shanghai Fuyi Business Consulting Limited. For the acquisition effect, see footnote 20.

On January 22, 2008, Beijing Sihitech acquired a further 25% equity interest of Easycon from its minority shareholders at an aggregate consideration of RMB7,200,000.

On April 28, 2008, the registered capital of Sunrisk was increased to RMB20,000,000 from RMB1,000,000.  Yuxinyicheng introduced a strategic investor to acquire 49% of Sunrisk’s equity interest. As a result, Yuxinyicheng’s equity interest in Sunrisk was diluted to 51% from 100%.

On July 21, 2008, Beijing Sunrisk Information Technology Limited was renamed to Beijing Yuxinhengsheng Information Technology Limited.

At December 31, 2006, 2007 and 2008, details of Yucheng’s subsidiaries (collectively with Yucheng  referred to as the “Company”) are as follows:

Exhibit 8.1, page 1

Name	Date of incorporation or establishment	Place of incorporation or establishment	Percentage of ownership			Principal activity
			2006	2007	2008

Port Wing Development Co., Ltd. (“e-Channels BVI”)	November 3, 2005	BVI	100%	100%	100%	Investment holding

Ahead Billion Venture Ltd. (“Sihitech BVI”).	November 3, 2005	BVI	100%	100%	100%	Investment holding

Beijing Yuxinyicheng Technologies Ltd. (“Yuxinyicheng”)	October 19, 2006	People’s Republic of China (“PRC”)	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Beijing e-Channels Century Technology Co., Ltd. (“e-Channels”)	February 5, 2001	PRC	100%	100%	100%
Technology development, technology transfer, consulting and training services, sales of self-developed products, computer software, hardware and peripheral equipment, communication equipment and undertaking computer network projects

Exhibit 8.1, page 1

1	Organization and description of business - Continued

Name	Date of incorporation or establishment	Place of incorporation or establishment	Percentage of ownership			Principal activity
			2006	2007	2008

Beijing Sihitech Technology Co., Ltd. (“Beijing Sihitech”)	June 16, 1999	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Beijing Sihitech Software Co., Ltd. (“Beijing Software”)	January 28, 2002	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Shanghai Sihitech Technology Co., Ltd. (“Shanghai Sihitech”)	June 20, 2001	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Shanghai Sihitech Software Co., Ltd. (“Shanghai Software”)	May 28, 2005	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Beijing Sihitech Information Consulting Co., Ltd. (“Sihitech Consulting”)*	April 12, 2001	PRC	-	-	-	Information technology consulting

Guangzhou Sihitech Technology Co., Ltd. (“Guangzhou Sihitech”)	January 5, 2000	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Beijing Yuxinyicheng Information Technology Limited (“Yuxinyicheng Information”)	January 15, 2007	PRC	-	80%	80%	Launching Point of Sale (POS) merchant-acquiring outsourced services for bank in China and providing related maintenance support

Shanghai Yuxinhongzhi Information Technology Limited (“Hongzhi”)	July 18, 2007	PRC	-	60%	-	System integration, Software development, information technology consulting, maintenance and support

Beijing Yuxinhengsheng Information Technology Limited (“Sunrisk”)	April 14, 2005	PRC	-	100%	51%	Software development, information technology consulting, maintenance and support

Beijing Easycon Electronics Limited (“Easycon”)	December 25, 1997	PRC	-	75%	100%	System integration, software development, information technology consulting, maintenance and support

Chengdu Recency Technologies Limited (“Recency”)	July 15, 1997	PRC	-	100%	100%	Software development, information technology consulting, maintenance and support

Exhibit 8.1, page 2

1	Organization and description of business - Continued

Name	Date of incorporation or establishment	Place of incorporation or establishment	Percentage of ownership			Principal activity
			2006	2007	2008
Shanghai Fujie Business Consulting Limited (“Fujie”)	December 13, 2005	PRC	-	100%	100%	Software development, information technology consulting, maintenance and support

Shanghai Fuyi Business Consulting Limited (“Fuyi”)	December 6, 2005	PRC	-	100%	100%	Software development, information technology consulting, maintenance and support

Beijing Yuxinyicheng Software Co. , Ltd. (“Yuxinyicheng Software”)	August 6, 2007	PRC	-	100%	100%	System integration, software development, information technology consulting, maintenance and support

Guangzhou Yuxinyicheng Information Technology Limited (“Guangzhou Yuxinyicheng”)	November 26, 2007	PRC	-	100%	100%	System integration, software development, information technology consulting, maintenance and support

Xiamen Yucheng Technology Limited (“Xiamen Yucheng”)	April 9, 2007	PRC	-	100%	100%	System integration, software development, information technology consulting, maintenance and support

* On May 8, 2006, Beijing Sihitech disposed of its entire interest in Sihitech Consulting.

Exhibit 8.1, page 4

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

The trade accounts receivable of the Company include amounts due from banks and IT service companies.  The Company performs ongoing credit evaluations of its customers (see Note 2 (s)).  Sales to the Company's largest customer, a bank and its subsidiaries, were approximately 54.0%, 59.2% and 47.8% of revenues in 2006, 2007 and 2008, respectively.  The Company’s total revenue from its largest customer in 2008 resulted from 188 separate and independent contracts, the largest of which accounted for 36.9% of 2008 revenue from the bank’s head office. Trade accounts receivable as at December 31, 2007 and 2008 included receivables from the Company’s largest bank customer and its subsidiaries totalling RMB92.7 million and, RMB110.4 million respectively.

1	Organization and description of business - Continued

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

Sihitech BVI Shareholders and their designee were paid an aggregate of USD2,731,884 in cash, using the funds held in the trust account of CUAC, and were issued an aggregate of 3,754,484 ordinary shares of Yucheng for all the outstanding common stock of Sihitech BVI. This transaction was accounted for as a recapitalisation of Sihitech BVI. Since Yucheng is not an operating company, this transaction is treated as the issuance of shares of Sihitech BVI for the net tangible assets (consisting principally of cash and short-term investments) of Yucheng. The carrying value of the assets of Yucheng approximated their fair value, therefore, no "purchase accounting" fair value adjustments were required and no goodwill had been recorded in this portion of this transaction. The payment of the cash consideration was accounted for as a deemed distribution.

e-Channels BVI Shareholders and their designee were paid an aggregate of USD1,268,116 in cash, using the funds held in the trust account of CUAC, and were issued an aggregate of 1,573,836 shares of common stock of Yucheng for all the outstanding common stock of e-Channels BVI. This transaction, between the recapitalized Sihitech BVI and e-Channels BVI, was accounting for using the purchase method of accounting with Sihitech BVI treated as the accounting acquirer.

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

The aggregate consideration paid at the Closing Date were USD4,000,000 and 5,328,320 common shares of Yucheng. Of the USD4,000,000, as security for the indemnification obligations of Sihitech BVI Shareholders and e-Channels BVI Shareholders, USD250,000 has been held back by Yucheng pending resolution of an outstanding claim.  The holdback amount is not a limitation on the indemnification amounts, which are generally limited to the full consideration paid.

1	Organization and description of business - Continued

The Share Exchange Transactions - Continued

Of the total number of shares issued at the Closing Date, an aggregate of 773,045 shares of common stock issued to Sihitech BVI Shareholders were subject to return and cancellation if the net profit as shown in the audited consolidated financial statements of Yucheng prepared in accordance with the generally accepted accounting principles in the United States of America (“US GAAP”) for the year ended December 31, 2006 plus all compliance expenses of being public is less than USD6,073,941. Pursuant to the supplemental agreement dated May 9, 2007, this clause was amended such that the 773,045 shares would be returned and cancelled if the proforma table in the notes to the audited consolidated financial statements of Sihitech and its subsidiaries and e-Channels under US GAAP for the year ended December 31, 2006 was lower than USD6,073,941.  The condition was met and accordingly, no adjustment for the purchase price in respect to the 773,045 shares of common stock was recorded in the consolidated financial statements of Yucheng for the year ended December 31, 2006.

Additional purchase price payment will be made to Sihitech BVI Shareholders, e-Channels BVI Shareholders and their designee up to an amount of USD9,960,000 has been paid or accrued based on the following events:

(1)
Yucheng will pay an additional USD5,000,000 to Sihitech BVI Shareholders, e-Channels BVI Shareholders and their designee if Yucheng receives at least USD34,500,000 in gross proceeds in additional financing, including from the exercise of outstanding public warrants, the successful completion of a secondary offering, or a private investment by a strategic investor. According to an amendment agreement dated on August 24, 2007 (the “Amendment”), the additional USD5,000,000 was changed to USD4,960,000.

(2)
Yucheng will pay an additional USD1,000,000 if the average closing price of the stock of Yucheng in any sixty consecutive trading days of 2006 is above USD10.00; USD2,000,000 if the average closing price of the stock of Yucheng in any sixty consecutive trading days of 2007 is above USD12.00; and USD3,000,000 if the average closing price of the stock of Yucheng in any sixty consecutive trading days of 2008 is above USD14.40.

Notwithstanding the foregoing, the maximum amount to be paid under the above events shall not exceed USD10,000,000.

As of December 31, 2007, Yucheng received USD34,332,430 (equivalent to approximately RMB252,606,922) in gross proceeds as a result of the exercise of outstanding public warrants (note 22). Accordingly, Yucheng paid an additional USD4,960,000 (equivalent to approximately RMB37,772,880) to Sihitech BVI Shareholders, e-Channels BVI Shareholders and their designee. Among the payments of the additional purchase price, USD3,494,707(equivalent to approximately RMB26,613,939) was paid to Sihitech BVI Shareholders and their designee which are accounted for as a deemed distribution. The remaining of USD1,465,293 (equivalent to approximately RMB11,158,941) was paid to e-Channels BVI Shareholders and their designee which are accounted for as an adjustment to the purchase price in respect of the acquisition of e-Channels.

As of December 31, 2008, only the 2007 and  2008 average closing price of the stock of Yucheng in any sixty consecutive trading days targets were met.  USD1,200,000 has been paid in relation to the 2007 stock price target and USD800,000 has been accrued.  USD3,000,000 has been accrued in relation to the 2008 stock price target.

1	Organization and description of business - Continued

The Share Exchange Transactions - Continued

In addition, the condition of the average closing price of the stock of Yucheng in any sixty consecutive trading days of 2007 being above USD12.00 was achieved, Yucheng was obligated to make payments of the additional purchase price of USD2,000,000 to Sihitech BVI Shareholders, e-Channels BVI Shareholders and their designee. Among the obligations of the additional purchase price, USD1,409,156 (equivalent to approximately RMB10,293,321) was accrued to Sihitech BVI Shareholders and their designee which are accounted for as a deemed distribution. The remaining balance of USD590,844 (equivalent to approximately RMB4,315,879) was accrued to e-Channels BVI Shareholders and their designee which are accounted for as an adjustment to the purchase price in respect of the acquisition of e-Channels.

In addition, the condition of the average closing price of the stock of Yucheng in any sixty consecutive trading days of 2008 being above USD14.40 was achieved, Yucheng was obligated to make payments of the additional purchase price of USD3,000,000 to Sihitech BVI Shareholders, e-Channels BVI Shareholders and their designee. Among the obligations of the additional purchase price, USD2,113,734 (equivalent to approximately RMB14,836,299) was accrued to Sihitech BVI Shareholders and their designee which are accounted for as a deemed distribution. The remaining balance of USD886,266 (equivalent to approximately RMB6,057,274) was accrued to e-Channels BVI Shareholders and their designee which are accounted for as an adjustment to the purchase price in respect of the acquisition of e-Channels.

Following to the Amendment, additional common shares, on an all-or-none basis, may be issued to Sihitech BVI shareholders, e-Channels BVI shareholders and their designee on a pro rate basis, based on the amount of consideration shares issued on November 24, 2006, aggregating 952,832 common shares each year for four years beginning in 2008, if the Company achieves net profit targets in the prior year as indicated in the following table according to the financial statements audited each year in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), where net profit shall be determined for this purpose only, as net profit (determined on the basis of US GAAP) before the amortization expenses related to the acquisition of e-Channels.  If the net profits of the Company are not achieved, the obligation of Yucheng to issue the common shares for that year is terminated, with no effect on subsequent years.

Year ended/ ending December 31,	Net Profit

2007	USD 8.5 million
2008	USD 11.9 million
2009	USD 16.7 million
2010	USD 23.3 million

As the net profit target for year ended December 31, 2008 has been achieved, Yucheng will issue 952,832 common shares for USD5,545,482 (equivalent to approximately RMB37,901,151) to Sihitech BVI shareholders, e-Channels BVI shareholders and their designee in 2009 as additional purchase price. Of the 952,832 common shares to be issued, 671,344 common shares, amounting to USD3,907,222 (equivalent to approximately RMB26,704,299), are to be issued to Sihitech BVI Shareholders and their designee which was accrued as a liability and a deemed distribution as of December 31, 2008.  The remaining 281,488 common shares, amounting to USD1,638,260 (equivalent to approximately RMB11,196,852), are to be issued to e-Channels BVI Shareholders and their designee which was accrued as a liability and an adjustment to the purchase price in respect of the acquisition of e-Channels as of December 31, 2008.

1	Organization and description of business - Continued

The Share Exchange Transactions - Continued

As the net profit target for year ended December 31, 2007 was achieved, Yucheng issued 952,832 common shares, valued at USD5,930,220 (equivalent to approximately RMB43,317,887),  to Sihitech BVI shareholders, e-Channels BVI shareholders and their designee in 2008 as additional purchase price. Of the 952,832 common shares issued, 671,344 common shares, amounting to USD4,178,302 (equivalent to approximately RMB30,520,828), were issued to Sihitech BVI Shareholders and their designee which was accrued as a liability and a deemed distribution as of December 31, 2007.  The remaining 281,488 common shares, amounting to USD1,751,918 (equivalent to approximately RMB12,797,059), were issued to e-Channels BVI Shareholders and their designee which was accrued as a liability and an adjustment to the purchase price in respect of the acquisition of e-Channels as of December 31, 2007.

2	Summary of significant accounting policies and practices

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the US GAAP.

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of Yucheng and its subsidiaries.  All significant inter-company transactions and balances are eliminated upon consolidation. Investments under equity method are accounted for under the equity method. Yucheng’s share of these companies’ earnings or losses is included in the consolidated statements of income as loss from equity method investees.

(b)	Use of estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amounts of fixed assets, intangible assets, goodwill, valuation allowances for receivables and inventories, percentage of completion calculations relating to revenue recognition, precontract costs and valuation allowance for deferred tax assets.  Actual results could differ from those estimates.

(c)	Convenience translation into United States dollars

The consolidated financial statements are presented in Chinese Renminbi (“RMB”).  The translation of Renminbi amounts into United States dollars has been made for the convenience of the reader and has been made at the exchange rate quoted by the People’s Bank of China on December 31, 2008 of RMB6.8346 (2007: RMB7.3046) to USD1.00.  Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollars at that rate or any other rate.

2	Summary of significant accounting policies and practices - Continued

(d)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(e)	Inventories

Inventories are stated at the lower of cost or market.  Cost is determined using the first-in, first-out method (FIFO). Inventories consist of IT hardware equipment, all of which are finished goods.

(f)	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and impairment losses (2(i)). Depreciation is calculated on the straight-line method over the estimated useful lives of the assets as follows:

Estimated useful life
Property	20 years
Office equipment and furniture	3-5 years
Machinery	3-5 years
Motor vehicles	5-10 years
Leasehold improvements	Shorter of lease terms or 5 years

(g)	Leases

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

2	Summary of significant accounting policies and practices - Continued

(h)	Intangible assets

(i)	Cost of intangible assets

Intangible assets consist primarily of purchased software, capitalized costs for computer software development, customer relationships and other technology. Intangible assets are stated at cost or fair value less accumulated amortization and any impairment write-downs.  Fair value of identifiable intangible assets is estimated based upon discounted future cash flow projections.

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

The consolidated financial statements included intangible assets obtained through the acquisitions of subsidiaries of RMB4,911,000 and nil during 2007 and 2008 respectively, whose values have been estimated by the management in the absence of ready ascertainable market values.  However, because of the inherent uncertainty of the valuation, it is reasonably possible that those estimated values may differ significantly from the values that would have been used had a ready market for these intangible assets existed, and the differences could be material to the consolidated financial statements.

Software development costs include payroll, employee benefits, and other headcount-related costs associated with product development. The Company records expenditure incurred before technological feasibility is established into research and development cost and capitalizes expenditures incurred after that point into the cost of intangible assets.  Software development costs were RMB2,268,380, RMB10,697,667 and RMB13,720,874 in 2006, 2007 and 2008, respectively, among which RMB1,366,547, RMB2,328,100 and RMB3,572,570 were capitalized in 2006, 2007 and 2008.

2	Summary of significant accounting policies and practices - Continued

(h)	Intangible assets - Continued

(ii)	Amortization

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

Purchased computer software and capitalized computer software development costs for internal use are amortized on a straight-line basis over their estimated useful lives, and are monitored on a regular basis to assess that the amortization method is still appropriate and the remaining estimated useful life of the asset is reasonable.

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

(i)	Impairment of long-lived assets

The Company evaluates for impairment its long-lived assets to be held and used, including fixed assets, intangible assets and other non-current assets, when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimate undiscounted future cash flows expected to be generated by the asset.  If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value.

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

2	Summary of significant accounting policies and practices - Continued

(j)	Goodwill

Goodwill represents the excess of the purchase price and related costs over the fair value assigned to net tangible and identifiable intangible assets of business acquired and accounted for under the purchase method.

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

(k)	Revenue recognition

The Company generates revenues primarily from Software & Solutions, Platform & Maintenance Services and POS services. Revenue is recognized as follows:

(i)
Software & Solutions–they mainly consist of services including implementation, customization, training, consulting and post-contract customer support (“PCS”). Revenue from software and solutions services is generated primarily from customer orders in which customers purchase bundled solutions that include the Company’s software or software system and services, and third party hardware. Our bundled solutions generally require significant production, modifications, or customization of software or software system, contract accounting is therefore applied in accordance with Accounting Research Bulletin (ARB) No. 45, Long-Term Construction-Type Contracts (“ARB No. 45”) and the relevant guidance in SOP No. 81-1, Accounting for Performance of Construction-Type and Certain Product-Type Contracts (“SOP 81-1”), and in Statement of Position (SOP) 97-2 Software Revenue Recognition (“SOP 97-2”). Based on our fact pattern, we apply the percentage-of-completion method of revenue recognition to account for the bundled solutions to the period from the start of the significant production, modification, or customization through to the last element delivered, which is the end of the PCS service period. Labor costs and direct project expenses are used to determine the stage of completion. Revisions in estimated contract profits are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made for anticipated losses on uncompleted contracts.

2	Summary of significant accounting policies and practices - Continued

(k)	Revenue recognition - Continued

(i)	Continued

In a typical bundled solutions contract that includes PCS, the Company generally offers the PCS to customers for one year. In limited circumstances, the Company would offer PCS for more than one year.  In dealing with one-year PCS, the Company follows paragraph 59 of SOP 97-2 to recognize PCS revenue upon delivery of the software & solutions, as it considers that (i) the PCS fee is included with the initial solution service fee; (ii) the PCS included with the initial solution service is for one year or less; (iii) the estimated cost of providing PCS during the arrangement is insignificant and (iv) unspecified upgrades/enhancements offered during the PCS arrangements historically have been and are expected to continue to be minimal and infrequent.  In dealing with bundled solutions contract that include multi-year PCS, the Company recognizes the revenue from the bundled solutions services using the percentage-of-completion method as mentioned above.

Costs and estimated earnings in excess of billings on uncompleted contracts consist of recognized recoverable costs and accrued profits on contracts for which billings had not been presented to customers as of the balance sheet date.  Billings in excess of revenue recognized for which payments have been received are deferred until the applicable revenue recognition criteria have been met.

2	Summary of significant accounting policies and practices - Continued

(k)	Revenue recognition - Continued

(ii)
Platform & Maintenance Services –Platform & Maintenance Services consist of system integration service, agency sales and maintenance services. System integration services mainly consist of value added services of planning, designing, installing, integrating and testing of hardware sold to customers.  Revenue from system integration services is recognized in accordance with SAB Topic 13, Revenue Recognition, when the following conditions are all met:  persuasive evidence of an arrangement exists, system integration services have been rendered and products have been delivered and accepted, the price is fixed or determinable and, collectibility is reasonably assured. Customer’s acknowledgement evidences their acceptance of the system integration work being completed at which time revenue is recognized. The contract revenue and related costs are deferred if the customer’s acknowledgement is not obtained.

Revenue from sales of IT equipment and software to the end users, which are limited to passing the IT equipment and software from vendors to end users, is treated as agency sales. The Company records the net difference between the amount it bills to end users and the fees charged by third party vendors as revenue. The Company considers the criteria set out in EITF 99-19 in determining whether it should recognize such revenues at gross or net of revenue.  The Company believes that based on its arrangement with the system integrators, end users (banks) and the third party IT manufacturers, the net approach is appropriate as the Company is not the primary obligor to the end users, does not take general inventory risk, does not have latitude in establishing price and does not have discretion in supplier selection with respect to the IT equipment or software delivered to end users.

Maintenance service revenue is recognized ratably over the maintenance period.

(iii)
POS service –POS service is a business process outsourcing service, including merchant acquisition, deployment, installation and maintenance of POS terminals, merchant training and technical support. POS revenue is recognized in accordance with SAB Topic 13, Revenue Recognition, when the following conditions are all met: persuasive evidence of an arrangement exists, service is performed, the price is fixed or determinable and, collectibility is reasonably assured.

(l)	Pre-contract costs

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

Costs of start-up activities, including organization costs, are expensed as incurred.

2	Summary of significant accounting policies and practices - Continued

(l)	Pre-contract costs - Continued

Costs incurred in connection with anticipated contracts are deferred outside the contract cost or inventory classification if their recovery from future contract revenue or from other dispositions is considered probable.

(m)	Net earnings per common share

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

(n)	Retirement benefits

Pursuant to the relevant laws and regulations in the PRC, the Company participates in a defined contribution retirement plan for its employees arranged by a governmental organization. The Company makes contributions to the retirement scheme at the applicable rate based on the employees’ salaries.  The required contributions under the retirement plans are charged to the consolidated income statement on an accrual basis when they are due.  The Company’s contributions totaled RMB2,487,449, RMB6,341,262 and RMB13,119,630 in 2006, 2007 and 2008, respectively.

(o)	Interest

Interest costs are expensed as incurred, except for those capitalized that are directly attributable to the acquisition, construction or production of qualifying assets.  No interest costs were capitalized for each of the years in the three-year period ended December 31, 2008.

(p)	Income taxes

Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance against deferred tax assets to the extent that it is more likely than not that some portion, or all of, the deferred tax assets will not be realized.

2	Summary of significant accounting policies and practices - Continued

(q)	Government subsidies

Government subsidies are recognized when received and when all the conditions for their receipt have been met.  Such amounts are included as a credit in the operating expense section of the consolidated statement of income.

(r)	Tax refunds

Pursuant to the laws and regulations of the PRC, the Company is entitled to a refund of the 14.0% value-added tax (“VAT”) for certain self-developed software products. The Company recognizes the VAT refunds at the same time as the revenues from sales of the related enterprise software products are recognized. VAT refunds are included as a credit in the operating expense section of the consolidated statement of income.

(s)	Financial instruments

Exposure to credit and interest rates arises in the normal course of the Company’s business.  Financial assets of the Company include cash and cash equivalents and trade accounts receivable, other receivables and amounts due from related parties.  Financial liabilities of the Company include trade accounts payable and other payables, short-term loans, employee and payroll accruals, dividend payable to ex-owners, deemed distribution to ex-owners, outstanding payment in relation to business acquisitions and income tax payable.  Adjustments are made for financial assets if their carrying amount exceeds the value realizable in the foreseeable future.  Financial liabilities are stated at their carrying amounts.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade and other accounts receivable. The Company’s cash is maintained with high quality financial institutions and the composition and maturities are regularly monitored by management. Generally, any cash equivalents may be redeemed upon demand and bear minimal risk.

The trade and other accounts receivable of the Company arises primarily through the provision of goods and services, and deposits and payments made for various contracts. The Company generally does not require collateral.  An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The Company performs ongoing credit evaluations of its customers based on individual accounts receivable which show signs of uncollectibility and an aging analysis.  Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.  The Company does not have any off-balance-sheet credit exposure related to its customers.

The fair values of the above noted financial assets and financial liabilities are not materially different from their carrying amounts.

The Company has no off-balance sheet concentration of credit risk such as those arising from foreign exchange contracts, option contracts or other foreign hedging arrangements.

(t)	Investments under equity method

The investments, in which the Company has significant influence, but not control, or the Company has joint control, are accounted for using the equity method.  Investments under the equity method consist of a 50% equity interest in Beijing Hengli Plastic Machinery Co., Ltd. (“Hengli”), a plastic mould manufacturing company, a 50% equity interest in Shanghai Sihitech Sanjian Technology Co., Ltd. (“Sanjian”), a software and hardware technology company, a 35% equity interest in Beijing Sihitech Shuyi Technology Co., Ltd. (“Shuyi”), a software and hardware technology company, and a 49% equity interest in Chengdu Yuxinruizhi Information Technologies Limited (“Elegon”), a software and hardware technology company.

2	Summary of significant accounting policies and practices - Continued

(t)	Investments under equity method - Continued

Where the Company’s share of losses exceeds its carrying value, the Company’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the equity method investees.  As at December 31, 2007 and 2008, there was no excess of the carrying value over the Company’s share of net assets of the equity method investees.

Unrealized profits and losses resulting from transactions between the Company and its equity method investees are eliminated to the extent of its carrying value, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in the consolidated statement of income.  None of the investments under equity method provided products or services to the Company in 2006, 2007 and 2008.

On December 12, 2005, all of the owners of Shuyi have agreed to transfer their ownership interests in Shuyi to other individuals. The Company had no ownership interest in Shuyi as at December 31, 2006, 2007 and 2008.

On December 20, 2007, Sanjian was disposed of due to business consideration. The gain resulted from the disposal was RMB869,798.

On June 6, 2008, Beijing Sihitech sold its entire interest in Hengli to a third party company due to business consideration. The gain resulted from the disposal was RMB2,102,566.

The carrying amounts of the investments under equity method at December 31, 2007 and 2008 are as follows:

	2007	2008	2008
	RMB	RMB	USD

Hengli	2,255,210	-
Elegon	-	2,250,225	329,240
Total	2,255,210	2,250,225	329,240

Summary of the combined financial information for the affiliates as of and for the years ended December 31, 2006, 2007 and 2008 is as follows:

	2006	2007	2008	2008
	RMB	RMB	RMB	USD
Financial position
Current assets	3,485,813	1,949,665	4,249,670	621,787
Property, plant and equipment, net	3,091,770	2,553,756	2,736,155	400,339
Other non-current assets	10,130	-	47,417	6,938
Total assets	6,587,713	4,503,421	7,033,242	1,029,064
Current liabilities	865,105	795,442	2,459,459	359,854
Total liabilities	865,105	795,442	2,459,459	359,854
Owners’ equity	5,722,608	3,707,979	4,573,783	669,210
Total liabilities and equity	6,587,713	4,503,421	7,033,242	1,029,064
Results of operations
Sales	-	-	92,172	13,486
Operating loss	(269,973)	(53,189)	(7,605,154)	(1,112,743)
Net loss	(269,973)	(53,189)	(5,697,554)	(833,634)

2	Summary of significant accounting policies and practices - Continued

(u)	Share-based compensation

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

(v)	Segment Information

Management views the business as consisting of revenue steams; however they do not produce reports for, assess the performance of, or allocate resources to these revenue steams based upon any asset-based metrics, or based upon income or expenses, operating income or net income. Therefore, the Company believes that it operates in one business segment.

2	Summary of significant accounting policies and practices - Continued

(x)	Recently Issued Accounting Standards

Recently Adopted Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157 (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. In October 2008, the FASB issued FASB Staff Position (“FSP”) 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP SFAS 157-3”). FSP SFAS 157-3 clarifies the application of SFAS 157 in a market that is not active, and provides guidance on the key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. Effective January 1, 2008, the Company adopted the measurement and disclosure requirements related to financial assets and financial liabilities. The adoption of SFAS 157 for financial assets and financial liabilities did not have a material impact on the Company’s results of operations or the fair values of its financial assets and liabilities.

FSP SFAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP SFAS 157-2”) delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the fiscal year beginning after November 15, 2008. The Company is currently assessing the impact that the application of SFAS 157 to nonfinancial assets and liabilities will have on its results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS No. 115, which permits companies to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option). Adoption of FASB 159 is optional and it may be adopted beginning in the first quarter of 2007. The adoption of FASB No. 159 did not have significant impact on its consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

During May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”). FAS 162 identifies the sources of accounting principles and the framework for selecting principles to be used in the preparation and presentation of financial statements in accordance with generally accepted accounting principles. This statement will be effective 60 days after the Securities and Exchange Commission approves the Public Company Accounting Oversight Board’s amendments to AU Section 411, The Meaning of ‘Present Fairly in Conformity With Generally Accepted Accounting Principles’. The Company does not anticipate that the adoption of FAS 162 will have an effect on its consolidated financial statements.

2	Summary of significant accounting policies and practices - Continued

(x)	Recently Issued Accounting Standards - Continued

Recent Accounting Pronouncements Not Yet Adopted - Continued

During March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures About Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (“FAS 161”). This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. It is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company in the first quarter of fiscal 2009. The Company is currently evaluating the impact, if any, the adoption of FAS 161 will have on its consolidated financial statements.

During December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements (“FAS 160”). FAS 160 requires all entities to report noncontrolling (minority) interests in entities in the same way as equity in the consolidated financial statements. The Company is required to adopt FAS 160 for the first fiscal year beginning after December 15, 2008. The Company is currently evaluating the impact, if any, the adoption of FAS 160 will have on its consolidated financial statements.

During December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (“FAS 141R”). FAS 141R provides revised guidance for recognizing and measuring assets acquired and liabilities assumed in a business combination. It establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed and also requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. Changes in acquired tax contingencies, including those existing at the date of adoption, will be recognized in earnings if outside the maximum measurement period (generally one year). FAS 141R will be applied prospectively to business combinations with acquisition dates on or after January 1, 2009. Following the date of adoption of FAS 141R, the resolution of such items at values that differ from recorded amounts will be adjusted through earnings, rather than goodwill. The Company is still considering that impact of SFAS 141R, if any, will depend on the nature and size or business combinations the Company consummates after the effective date to its financial statements.

In May 2008, the FASB issued FASB FSP APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)". FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. Such separate accounting also requires accretion of the resulting discount on the liability component of the debt to result in interest expense equal to an issuer's nonconvertible debt borrowing rate. In addition, the FSP provides for certain changes related to the measurement and accounting related to derecognition, modification or exchange. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis. The impact of this standard cannot be determined until the transactions occur.

2	Summary of significant accounting policies and practices - Continued

(x)	Recently Issued Accounting Standards

Recent Accounting Pronouncements Not Yet Adopted - Continued

In June 2008, the FASB issued FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing income per share under the two-class method pursuant to SFAS No. 128, "Earnings per Share." This guidance establishes that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Furthermore, all prior period earnings per share data presented shall be adjusted retrospectively to conform to the provisions of FSP EITF 03-6-1. The impact of this standard cannot be determined until the transactions occur.

In April 2008, the FASB issued FASB Staff Position, or FSP, No. FAS 142-3, “Determination of the Useful Life of Intangible Assets.” The final FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. The FSP is intended to improve the consistency between the useful life of an intangible asset determined under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007), “Business Combinations,” and other principles under GAAP. FSP No. FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. We are currently assessing the impact that this FSP will have on our results of operations and financial position.

3	Trade accounts receivable, net

Trade accounts receivable at December 31, 2007 and 2008 consist of the following:
	December 31
	2007	2008	2008
	RMB	RMB	USD

Primary bank customers and its subsidiaries	92,738,487	110,433,492	16,158,004
Other bank customers	80,825,045	117,976,557	17,261,662
General contractors	29,887,317	52,243,465	7,643,968
Total	203,450,849	280,653,514	41,063,634

The provision for doubtful debt was nil and RMB36,000 equivalent to USD5,267 as at December 31, 2007 and 2008 respectively. The balance billed but not paid by customers pursuant to retainage provisions in contracts will be due upon completion of the contracts and acceptance by the customers.  The retention balance as December 31, 2008 is RMB16,153,157 equivalent to USD2,363,441 (2007: RMB6,291,906 equivalent to USD861,362), of which RMB2,882,875 equivalent to USD421,806 (2007: RMB3,513,160 equivalent to USD480,952) is expected to be collected after one year.

4	Costs and estimated earnings on uncompleted contracts
	December 31
	2007	2008	2008
	RMB	RMB	USD

Costs incurred on uncompleted contracts	46,610,915	68,293,420	9,992,307
Estimated earnings	48,699,105	80,431,044	11,768,215
	95,310,020	148,724,464	21,760,522
Less: Billings to date	(55,674,280)	(89,924,724)	(13,157,276)
	39,635,740	58,799,740	8,603,246

The amounts are included in the accompanying consolidated balance sheets under the following captions:

Costs and estimated earnings in excess of billings on uncompleted contracts	46,564,308	68,812,918	10,068,317

Billings in excess of costs and estimated earnings on uncompleted contracts	(6,928,568)	(10,013,178)	(1,465,071)
	39,635,740	58,799,740	8,603,246

Cost and estimated earnings in excess of billings comprise principally amounts of revenue recognized on contracts for which billings had not been presented to customers because the amounts were not billable at the balance sheet date. The unbilled amounts receivable at December 31, 2008 is RMB68,812,918 equivalent to USD10,068,317 (2007: RMB46,564,308 equivalent to USD6,374,655), of which RMB2,346,910 equivalent to USD343,387 (2007: RMB3,659,643 equivalent to USD501,005) is expected to be collected after one year.

5	Other current assets

	December 31
	2007	2008	2008
	RMB	RMB	USD

Payments in advance	60,640,507	5,516,656	807,166
Other receivables	24,726,872	37,070,231	5,423,906
Prepaid expenses	973,882	1,150,278	168,302
Total	86,341,261	43,737,165	6,399,374

Other receivables mainly represented deposits and staff advances as of December 31, 2007 and 2008.

Payments in advance represent part of purchase contract amount for which the equipment has not been delivered to customers as of the end of year.

6	Income taxes

A reconciliation of the expected tax with the actual tax expense (benefit) for the years ended December 31, 2006, 2007 and 2008 are as follows:
	2006	2007	2008	2008
	RMB	RMB	RMB	USD
Income before minority interests and income taxes	44,002,190	74,055,816	68,745,895	10,058,510
Expected PRC income tax expense (note (i))	6,600,329	11,108,372	17,186,474	2,514,628
Tax holiday benefits and preferential tax rates	(3,950,604)	(4,726,606)	(31,249,966)	(4,572,319)
Tax effect related to foreign entities not subject to income taxes	-	-	570,147	83,421
Differential tax rate on subsidiaries’ income	-	(1,858,893)	(656,967)	(96,124)
Non-taxable income	(119,540)	(236,647)	(538,568)	(78,800)
Additional deductible research and development expense	(176,621)	(500,198)	(379,810)	(55,572)
Non-deductible expenses
-Non-deductible salaries and welfare	471,696	415,618	-	-
-Non-deductible entertainment expenses	214,271	366,233	814,718	119,205
-Others	252,183	196,641	1,467,258	214,681
Under provision in prior years	-	223,041	493,203	72,163
Under provision of deferred tax in prior years	-	-	842,751	123,307
Loss from equity method investees	(20,248)	-	-	-
Utilization of tax loss previously not recognized	-	(842,751)	-	-
Tax rate difference (note (ii))	-	791,353	710,500	103,956
Change in valuation allowance	-	-	1,383,117	202,370
Others	-	592,084	(181,178)	(26,509)
Actual income tax expenses (benefits)	3,271,466	5,528,247	(9,538,321)	(1,395,593)

Representing:
Current tax expenses	3,056,181	8,751,539	786,327	115,051
Deferred tax expenses (benefits)	215,285	(3,223,292)	(10,324,648)	(1,510,644)
Total income tax expenses (benefits)	3,271,466	5,528,247	(9,538,321)	(1,395,593)

6	Income taxes - Continued

Notes:
(i)
Yucheng, and its subsidiaries, Port Wing and Ahead Billion are incorporated in the British Virgin Islands and are not subject to taxation under the British Virgin Islands. Yuxinyicheng and its major subsidiaries (together, the “PRC entities”) are incorporated in the PRC and governed by the PRC laws.

The normal statutory rate of the tax rate of PRC Enterprise Income tax (“EIT”) is 33% (30% of state income tax plus 3% local income tax) before January 1, 2008. On March 1, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“New Tax Law”) which was taken effect on January  1, 2008.  As a result of the new tax law, the statutory income tax rate changed from 33% to 25% with effect from January 1, 2008.  The preferential tax rate previously enjoyed by the Company would be gradually transitioned to the new standard rate of 25% over a five-year transitional period.  In addition, article 28 of the New Tax Law states that the income tax rate of the “high-tech” company will remain at 15%.  Accordingly, the carrying amount of the deferred tax assets and liabilities, as a result of the change in tax rate, was adjusted in the consolidated statements of operations of the Company for year ended December 31, 2008.

Beijing Sihitech was subject to the EIT rate of 15% for 2006 and 2007. In 2008, the applicable EIT rate was 25% pursuant to the New Tax Law.

Pursuant to the approval issued by the Beijing Haidian District Local Tax Bureau, e-Channels was qualified as high-tech company and entitled to an additional 50% tax exemption of the applicable EIT rate of 15% to 7.5% for 2004, 2005 and 2006. The EIT rate in 2007 was resumed to 15% after the expiration of the tax exemption. In 2008, e-Channels was qualified as high-tech company , thus its applicable EIT rate was 15%.

Pursuant to the approval issued by the Local Tax Bureau in Beijing Haidian District in 2005, Beijing Software was entitled to an additional 50% tax exemption of the applicable EIT rate of 15% to 7.5% from 2005 to 2007. In 2008, Beijing Software was qualified as high-tech company, thus its applicable EIT rate was 15%

The applicable EIT rate of Shanghai Sihitech was 15% before January 1, 2008 since it was registered in the Pudong District of Shanghai.  Pursuant to the New Tax Law, its applicable EIT rates are 18%, 20%, 22%, 24% and 25% in 2008, 2009, 2010, 2011 and 2012 respectively.

Pursuant to the approval issued by the Local Tax Bureau in Pudong District of Shanghai in 2006, Shanghai Software was qualified as a software development company and entitled to a tax holiday from 2006 to 2007, and an additional 50% tax exemption of the applicable EIT rate of 15% to 7.5% from 2008 to 2010. Pursuant to the New Tax Law, its applicable EIT rates are 9%, 10% and 11% in 2008, 2009 and 2010 respectively.

Pursuant to the approval issued by the Guangzhou Local Tax Bureau, Guangzhou Sihitech was entitled to the EIT rate of 15% in 2006 and 2007. In 2008, the applicable EIT rate was 25% pursuant to the New Tax Law.

6	Income taxes - Continued

(i)	Continued
Pursuant to the approval issued by the Local Tax Bureau in Beijing Haidian District in 2007 and 2008, Yuxinyicheng was qualified as a high-tech company and entitled to a tax holiday from 2007 to 2008, and an additional 50% tax exemption to the applicable EIT rate of 15% to 7.5% from 2009 to 2011.

Pursuant to the approval issued by the Local Tax Bureau in Beijing Haidian District in 2005, Sunrisk was qualified as a high-tech company and entitled to a tax holiday from 2005 to 2007. In 2008. its applicable EIT rate was 25% pursuant to the New Tax Law.

The applicable EIT rate of Easycon was 15% since it was qualified as a high-tech company in the Haidian district of Beijing since October 10, 2001. In 2008, the applicable EIT rate was 25% pursuant to the New Tax Law.

Pursuant to the approval issued by the Local Tax Bureau of Chengdu Hi-Tech Development District in 2007, Recency was qualified as a high-tech company and subject to the applicable EIT rate of 15% in 2007. In 2008, the applicable EIT rate was 25% pursuant to the New Tax Law.

The applicable EIT rate of Hongzhi was 15% since it was registered in the Zhangjiang High-Technology Zone in Shanghai. In 2008, the applicable EIT rate was 25% pursuant to the New Tax Law.

The applicable EIT rate of Fujie and Fuyi was 3.3% on revenue before 2008 and 2.5% in 2008 as they were classified small enterprise by the Local Tax Bureau in Shanghai City.

The applicable EIT rate of Yuxinyicheng Information, Yuxinyicheng Software, Guangzhou Yuxinyicheng and Xiamen Yucheng was 33% before 2008. In 2008, the applicable EIT rate was 25% pursuant to the New Tax Law.

Rates applicable for subsidiaries are as follows:
	2006	2007	2008

Port Wing	0%	0%	0%
Ahead Billion	0%	0%	0%
Beijing Sihitech	15%	15%	25%
e-Channels	7.5%	15%	15%
Beijing Software	7.5%	7.5%	15%
Shanghai Sihitech	15%	15%	18%
Shanghai Software	0%	0%	9%
Guangzhou Sihitech	15%	15%	25%
Yuxinyicheng	33%	0%	0%
Sunrisk	N/A	0%	25%
Easycon	N/A	15%	25%
Recency	N/A	15%	25%
Hongzhi	N/A	15%	25%
Fujie	N/A	3.3% of revenue	2.5% of revenue
Fuyi	N/A	3.3% of revenue	2.5% of revenue
Yuxinyicheng Information	N/A	33%	25%
Yuxinyicheng Software	N/A	33%	25%
Guangzhou Yuxinyicheng	N/A	33%	25%
Xiamen Yucheng	N/A	33%	25%

6	Income taxes - Continued

(ii)	Pre-tax income and income tax expenses are both domestic.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2007 and 2008 are presented below.
	December 31
	2007	2008	2008
	RMB	RMB	USD
Deferred tax assets:
Intangible assets	113,231	158,036	23,123
Future benefit of tax losses	2,472,977	14,209,797	2,079,097
Total deferred tax assets	2,586,208	14,367,833	2,102,220
Less: valuation allowance	-	(1,383,117)	(202,370)
Net deferred tax assets	2,586,208	12,984,716	1,899,850
Deferred tax liabilities:
Deferred costs on unsigned contracts for tax purposes	(225,059)	(980,549)	(143,468)
Capitalized internal-use and marketable software	(761,045)	(797,161)	(116,636)
Additional intangible assets through acquisition	(4,326,242)	(2,582,024)	(377,787)
Total deferred tax liabilities	(5,312,346)	(4,359,734)	(637,891)
Net deferred tax (liabilities)/assets	(2,726,138)	8,624,982	1,261,959

The following is the analysis of the deferred tax balances for financial reporting purposes:

	December 31
	2007	2008	2008
	RMB	RMB	USD
Deferred tax assets - current	-	-	-
Deferred tax assets – non-current	2,586,208	12,984,716	1,899,850
Deferred tax liabilities – current	-	(980,549)	(143,468)
Deferred tax liabilities – non current	(5,312,346)	(3,379,185)	(494,423)
	(2,726,138)	8,624,982	1,261,959
	2006	2007	2008	2008
	RMB	RMB	RMB	USD
Valuation allowance on deferred tax assets at the beginning of the year	113,472	-	-	-
(Decrease) increase in valuation allowance	(113,472)	-	1,383,117	202,370
Total	-	-	1,383,117	202,370

6	Income taxes - Continued

(ii)	Continued

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
The net tax loss attributable to those PRC entities can only be carried forward for a maximum period of five years.  The expiration period of unused tax losses is as follows:

	December 31
	2007	2008	2008
	RMB	RMB	USD
Year ending December 31,
2007	-	-	-
2008	-	-	-
2009	-	-	-
2010	-	-	-
2011	-	-	-
2012	9,891,908	9,891,908	1,447,328
2013	-	42,473,273	6,214,449
Tax losses that can be carried forward indefinitely	-	-	-

	9,891,908	52,365,181	7,661,777

Under the New EIT Law and the implementation rules, profits of our PRC subsidiaries earned on or after January 1, 2008 and distributed by our PRC subsidiaries to Yucheng are subject to a withholding tax at a rate of 10%, unless Yucheng will be deemed as a resident enterprise for tax purposes.  Since the Company intends to reinvest the earnings of the PRC subsidiaries in business expansion in mainland China, the PRC subsidiaries do not intend to declare dividends to their immediate non-PRC established holding companies in the foreseeable future. Accordingly, no deferred taxation on undistributed earnings of the PRC subsidiaries has been recognized as of December 31, 2008.

6	Income taxes - Continued

(ii)	Continued

On January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109 (FIN48). This Interpretation provides guidance for recognizing and measuring uncertain tax positions, as defined in SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. Guidance is also provided regarding derecognition, classification and disclosure of these uncertain tax positions. The Company classified all interest and penalties related to tax uncertainties as income tax expense. The Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statue of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. On January 1, 2007, the Company had an uncertain tax positions arisen from the Share Exchange Transactions. Yucheng considered such contingent tax liabilities to be remote which would not affect the Company’s consolidated financial position and results of operations or cash flow (note 18). There are no estimated interest costs and penalties provided in the Company’s consolidated financial statements for year ended December 31, 2008.

Under the New EIT Law, an enterprise established outside of the PRC with "de facto management bodies" within the PRC is considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25% on its global income. However, despite the present uncertainties resulting from the limited PRC tax guidance on this issue, the Company does not believe that its legal entities established outside of the PRC should be treated as residents for the New EIT Law’s purpose.  If the PRC tax authorities subsequently determine that Yucheng or any of the non-PRC subsidiaries should be classified as PRC resident enterprise, then such entity's global income will be subject to PRC income tax at a tax rate of 25%. The income generated by Yucheng’s non-PRC established subsidiaries are not significant to the Company and relate to a one-time hardware pass-through contract.

7	Fixed assets, net
	December 31
	2007	2008	2008
	RMB	RMB	USD
Gross fixed assets
Property	3,925,312	3,925,312	574,329
Office equipment and furniture	17,872,146	24,036,930	3,516,948
Machinery	14,501,167	39,260,392	5,744,358
Motor vehicles	4,168,461	4,113,163	601,815
Leasehold improvements	3,852,499	6,036,410	883,214
Total gross fixed assets	44,319,585	77,372,207	11,320,664
Accumulated depreciation	(10,995,171)	(19,874,809)	(2,907,970)
Total fixed assets, net	33,324,414	57,497,398	8,412,694

7	Fixed assets, net - Continued

Depreciation expense on fixed assets were RMB1,813,737, RMB4,200,931and RMB12,016,483, which includes amortization of fixed assets acquired under capital lease obligations of nil, RMB699,755 and RMB2,458,969 for 2006, 2007, and 2008 respectively. Gross assets remaining under capital leases were RMB4,561,060 and RMB8,623,510 at December 31, 2007 and 2008. Accumulated depreciation associated with capital leases were RMB699,755 and RMB3,158,724 at December 31, 2007 and 2008.

8	Intangible assets, net
			Capitalized	Capitalized	Customer
		Purchased	marketable	internal-use	relation-	Other
		software	software	software	ships	technology	Total
Balance as at January 1, 2007	RMB	1,024,736	5,157,354	196,203	9,682,788	20,146,446	36,207,527

Additions through acquisitions of subsidiaries (note 20)		-	-	-	1,964,400	2,946,600	4,911,000
Additions		5,145,600	2,328,100	-	-	5,000,000	12,473,700
Amortization		(232,820)	(2,678,088)	(51,027)	(3,227,596)	(6,195,026)	(12,384,557)
Balance as at December 31, 2007	RMB	5,937,516	4,807,366	145,176	8,419,592	21,898,020	41,207,670

Additions		411,800	3,572,570	-	-	8,000,000	11,984,370
Elimination from disposal of subsidiary		(1,173,613)	-	-	-	-	(1,173,613)
Amortization		(1,260,918)	(2,505,094)	(145,176)	(3,816,916)	(8,262,341)	(15,990,445)
Balance as at December 31, 2008	RMB	3,914,785	5,874,842	-	4,602,676	21,635,679	36,027,982
(note 2(c))

	USD	572,789	859,574	-	673,438	3,165,610	5,271,411

Amortization expense was RMB1,830,643, RMB12,384,557 and RMB15,990,445 for the years ended December 31, 2006, 2007 and 2008 respectively. Estimated annual amortization expense for each of the next five years is as follows

Year ending
December 31	RMB
2009	15,754,595
2010	6,780,633
2011	6,037,454
2012	3,811,048
2013	1,736,184
34,119,914

9	Short-term loan
	December 31
	2007	2008	2008
	RMB	RMB	USD

Short-term borrowing from bank	35,000,000	60,000,000	8,778,861

The short-term borrowing of RMB35,000,000 as of December 31, 2007 represented the sum of two borrowings, comprising:

(i)	the borrowing of RMB20,000,000 effective from December 14, 2007 to December 14, 2008 with an annual interest rate of 8.019%; and
(ii)	the borrowing of RMB15,000,000 effective from September 7, 2007 to March 7, 2008 with an annual interest rate of 6.831%.

All the above two borrowings were guaranteed by Yuxinyicheng and Mr. Weidong Hong without bearing guarantee fee.

The short-term borrowing of RMB60,000,000 as of December 31, 2008 represented the sum of three borrowings, comprising:

(i)	the borrowing of RMB20,000,000 effective from April 24, 2008 to April 23, 2009 with an annual interest rate of 8.217%;
(ii)	the borrowing of RMB20,000,000 effective from May 23, 2008 to May 22, 2009 with an annual interest rate of 8.217%; and
(iii)	the borrowing of RMB20,000,000 effective from November 12, 2008 to November 11, 2009 with an annual interest rate of 7.326%.

All the above three borrowings were guaranteed by Yuxinyicheng and Mr. Weidong Hong without bearing guarantee fee.

10	Capital leases

Certain of office equipment fixed assets have been acquired under capital leases. As of December 31, 2008, obligations under capital leases – non-current were as follows:
	RMB	USD
Year ending December 31:
2009	3,118,336	456,257
2010	2,373,829	347,325
2011	320,751	46,931

Total net minimum lease payments	5,812,916	850,513

Less: Amount representing interest	(348,130)	(50,936)

Present value of net minimum lease payments	5,464,786	799,577
Less: current portion	(2,867,754)	(419,594)

Obligations under capital leases – non-current	2,597,032	379,983

11	Other current liabilities

	December 31
	2007	2008	2008
	RMB	RMB	USD

Advances from customers	10,067,724	12,199,004	1,784,889
Taxes payable, excluding income tax	12,887,053	23,220,563	3,397,502
Accrued expenses	3,727,646	3,313,148	484,761
Education surcharge payable	392,480	-	-
Commission payable	1,500,000	-	-
Others	7,916,988	14,504,381	2,122,199
Total	36,491,891	53,237,096	7,789,351

12	Minority interests

	December 31
	2007	2008	2008
	RMB	RMB	USD

Balance as of January 1	-	5,199,312	760,734
Addition for the year	5,199,312	9,059,494	1,325,533
Decrease on disposal of a subsidiary	-	(2,235,163)	(327,036)
Balance as of December 31	5,199,312	12,023,643	1,759,231

Minority interests as of December 31, 2007 pertained to the minority shareholders’ equity interests in Yuxinyicheng Information, Hongzhi and Easycon.

Minority interests as of December 31, 2008 pertained to the minority shareholders’ equity interests in Yuxinyicheng Information, Hongzhi and Sunrisk.

13	Reserves

During the three years ended December 31, 2008, the Company has followed the PRC Company Law to make appropriation of its profit to the statutory surplus reserve.

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

14	Accumulated other comprehensive income (loss)

As of December 31, 2007 and 2008, the only component of accumulated other comprehensive income (loss) was translation reserve.

15	Revenues

	2006	2007	2008	2008
	RMB	RMB	RMB	USD
Revenues

Software & Solutions
Channel Solutions	19,616,230	50,050,552	99,207,955	14,515,546
Management Solutions	10,794,706	102,594,941	96,092,473	14,059,707
Business Solutions	50,839,502	45,814,458	74,059,990	10,836,039
Platform & Maintenance Services
Platform services	192,020,760	204,947,047	339,773,531	49,713,741
Maintenance & Ancillary Services	19,129,197	36,654,748	61,251,269	8,961,939
POS	-	3,851,643	15,415,803	2,255,553
Total revenues	292,400,395	443,913,389	685,801,021	100,342,525
Business taxes	(2,749,970)	(8,394,547)	(8,982,017)	(1,314,198)
Net revenues	289,650,425	435,518,842	676,819,004	99,028,327

During the year ended December 31, 2008, the Company realigned its revenue streams based on different types of services offered to customers, namely “Software & Solutions”, “Platform & Maintenance Services” and “POS”. As required by SFAS no. 131, the prior years’ information has been reclassified to conform with the current year’s presentation.

16	General and administrative expenses

General and administrative expenses are shown net of the following credits:

	2006 RMB	2007 RMB	2008 RMB	2008 USD
Value-added tax refund for software products sold	1,281,395	2,554,227	4,317,995	631,785
Technology subsidy	1,041,000	3,302,741	1,313,732	192,218
Business tax and surcharges refund	-	1,459,746	-	-
Other	837,968	-	530,777	77,660
Total	3,160,363	7,316,714	6,162,504	901,663

Some of the subsidiaries of the Company were granted subsidies by the local government to encourage development of high-tech enterprises.  There were no performance obligations related with such subsidies.

17	Earnings per share

The following table sets forth the computation of basic and diluted net earnings per share for the years indicated:
	2006	2007	2008	2008
	RMB	RMB	RMB	USD
Net income (numerator)
- basic and diluted	40,730,724	66,714,428	80,995,184	11,850,757
Shares (denominator):

Weighted average ordinary shares outstanding used in computing basic net earnings per share	8,118,335	13,144,681	17,566,898	17,566,898
Incremental weighted average common shares from assumed exercise of Warrants (note 19)	2,173,973	1,191,573	-	-
common shares from assumed exercise of UPOs (note 19)	-	81,111	172,122	172,122
contingent considerations in relation to Share Exchange transaction (note 1)	-	952,832	952,832	952,832
Weighted average common share outstanding used in computing diluted net earnings per share	10,292,308	15,370,197	18,691,852	18,691,852

Net earnings per share - basic	5.02	5.08	4.61	0.67

Net earnings per share - diluted	3.96	4.34	4.33	0.63

For the years prior to the date of the Share Exchange Transactions, the number of shares included in the net earnings per common share above has been retrospectively restated to reflect the number of shares to which Sihitech BVI Shareholders and their designee are entitled at the date of the Share Exchange Transaction.

As disclosed in note 1, the Share Exchange Transactions during 2006 provides for potential purchase price reduction by return and cancellation of an aggregate of 773,045 common shares of Yucheng, the return and cancellation of which is contingent upon failure of the attainment of certain amounts of earnings. As of December 31, 2008, no adjustment was made to the number of shares, to which Sihitech BVI Shareholders and their designee are entitled.  The date of the Share Exchange Transaction is made in calculating the earnings per share for each of the three years ended December 31, 2008.

18	Commitments and contingencies

Other than the capital leases disclosed in note 10, the Company also leases office space under operating leases. The leases typically run for one to three years with an option to renew the lease annually thereafter.  Lease payments are increased annually to reflect market rentals.  None of these leases includes contingent rentals.

Non-cancellable operating lease rentals at December 31, 2008 are payable as follows:
	RMB	USD
Payable:
Within 1 year	8,439,208	1,234,777
Within 1-2 years	5,847,273	855,540
Within 2-3 years	4,799,852	702,287
	19,086,333	2,792,604

The Company recognized RMB3,776,761, RMB5,277,626 and RMB7,041,392 of rental expense for the years ended December 31, 2006, 2007, and 2008, respectively.

In 2007, the Company acquired 5 entities. Under the acquisition agreements, additional considerations will be paid contingent on specific events in 2009 (note 20). As of December 31, 2008, the maximum contractual obligation for the contingent consideration in relations to the acquisitions is RMB3,533,749.

Yucheng has assessed the contingent tax liabilities that may arise from the Share Exchange Transactions and consider such contingent tax liabilities to be remote. As of December 31, 2008, such contingent tax liabilities are reasonably possible to be approximately USD175,000 based on the information currently available.  If these contingent tax liabilities are undertaken, an amount of USD175,000 would will be recorded as income tax payable and be charged to equity because the assumption of such liabilities by Yucheng is part of the recapitalisation in connection with the Stock Exchange Transactions.  However, Yucheng does not expect to incur any tax liabilities in connection to our Share Exchange Transactions.

On August 21, 2007, a suit was filed in San Diego Superior Court (the “Court”) against China Unistone Acquisition Corporation, Beijing Sihitech and its non-executive chairman; and on February 22, 2008 the Company was added as a Doe defendant in this lawsuit. The plaintiff alleged China Unistone Acquisition Corporation breached an oral contract regarding a finder’s fee and seeks general damages, USD109,275 cash, the issuance of 150,179 shares of the Company and the payment of 4% of any future compensation which Beijing Sihitech and its original shareholders are entitled to receive as a result of the Company’s acquisition of Beijing Sihitech. On August 22, 2008, the Court dismissed the case. On September 9, 2008, the Company received a notice of appeal from the attorneys of the plaintiff, who appealed to the Court from that certain Minute Order entered on August 22, 2008 and from those certain rulings by the Court. As of December 31, 2008, no loss amount has been accrued because a loss is not considered probable; however a holdback of 250,000 shares is still in place.

18	Commitments and contingencies - Continued

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

The product warranty accrual reflects management’s best estimate of probable liability under its product warranties.  Management determines the warranty accrual based on known product failures (if any), historical experience, and other currently available evidence.  As at December 31, 2007 and 2008, the warranty accrual was nil.  There has been no significant activity impacting the results of operations for any period presented.

19	Warrants and unit purchase options

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

Each Warrant entitled the holder to purchase from Yucheng one share of common stock at an exercise price of USD5.00 commencing on the date of the Stock Exchange Transactions and expiring on November 17, 2009 (being five years after the date of the prospectus of CUAC). The Warrants were redeemable at a price of USD0.01 per Warrant upon 30 days’ notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least USD8.50 per share for any 20 trading days within 30 trading day period ending on the third day prior to the date on which notice of redemption was given. 6,866,486 warrants were exercised before December 31, 2007, and 33,514 warrants were redeemed.

UPOs were granted and recorded in connection were exercisable with the initial public offering of CUAC in 2004 to the underwriters for nominal consideration. UPOs were exercisable for cash or on a cashless basis at the holders’ option, such that the holders may use the appreciated value of the UPOs to exercise the option with the payment of any cash.  UPOs were convertible into shares and Warrants at the discretion of Yucheng and the UPOs holders. The 150,000 UPOs were converted to 216,047 common shares before December 31, 2007.  There are still 150,000 outstanding UPOs, which are included in fully diluted weighted average shares outstanding.  The remaining 150,000 UPOs will be expired on November 18, 2009, unless exercised

20	Acquisition of subsidiaries

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

Under the Share Exchange Transaction, Yucheng is obligated to make additional payment in relation to acquisition of e-Channels if the contingent conditions described in note 1 are achieved. During the years ended December 31, 2007 and 2008, the contingency became certain and Yucheng was obligated to make an additional payment of RMB28,271,879 of which RMB11,158,941 was settled by cash and the remaining amount, equal to RMB17,112,938 to be settled with cash and common stock was accrued and included in the outstanding payment in relation to business acquisitions under current liabilities as of December 31, 2007; of the consideration the consideration of RMB17,112,938, RMB2,422,909 was paid in 2008, RMB1,892,970 remains accrued and 281,488 common shares, amounting to RMB12,797,059, were issued to e-Channels BVI shareholders in 2008.  An additional payment of RMB17,417,554 of which RMB6,220,701 was settled by cash and the remaining of RMB11,196,853 to be settled by common stock was accrued and included in the outstanding payment in relation to business acquisitions under current liabilities as of December 31, 2008.

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
RMB

Plant and equipment	1,153,323
Intangible assets	32,178,383
Goodwill	82,963,040
Inventories	1,085,475
Trade receivables	13,574,386
Cost and estimated earnings in excess of billings on uncompleted Contracts	10,302,776
Pre-contract costs	77,815
Other current assets	4,033,438
Cash and bank balances	2,109,202
Short term loan	(2,000,000)
Trade payables	(1,864,975)
Billings in excess of costs and estimated earnings on uncompleted Contracts	(1,250)
Other current liabilities	(859,087)
Income taxes payables	(800,804)
Dividend payables to subsidiary ex-owners	(10,000,000)
Deferred taxes	(4,809,874)
Long-term liability	-
Total purchase price	127,141,848

20	Acquisition of subsidiaries - Continued

Acquisition of e-Channels – Continued

Additional cash purchase consideration - Continued
RMB
Satisfied by:
Cash paid	23,484,137
Other payables	19,310,524
Common stock	84,347,187
127,141,848

Analysis of net outflow of cash and cash equivalents in respect of the purchase of the subsidiary:
RMB

Cash consideration	(23,484,137)
Cash and bank balances acquired in the acquisition	2,109,202
Total net cash paid in the acquisition	(21,374,935)
Less: cash paid during the year ended December 31, 2006 and 2007	18,952,026
Net cash paid during the year ended December 31, 2008	(2,422,909)

The goodwill from the acquisition of e-Channels of RMB82,963,040 is expected to be non-deductible for tax purposes.

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
	32,178,383

Acquisition of Sunrisk, Easycon, Recency, Fujie and Fuyi
In 2007, the Company acquired five entities for an aggregate consideration of RMB106,740,000, of which RMB68,500,000 was settled in cash and RMB38,240,000 was accrued and included in the outstanding payment in relation to business acquisitions under current liabilities in 2007. Additional consideration was to be paid in 2008 contingent on achieving specified earnings levels in 2008. As of December 31, 2007, the contingency was not achieved and accordingly no adjustment for the purchase price in respect of the further consideration of RMB6,210,000 was recorded in the consolidated financial statements for the year 2007. Additional details of the acquisitions are stated in the following paragraphs.

On January 18, 2007, Yuxinyicheng acquired 100% equity interest of Sunrisk. According to the acquisition agreement, the total consideration would be RMB45,000,000. As of December 31, 2007, the targets were achieved, total consideration of RMB45,000,000 was earned, of which RMB34,500,000 was paid and the remaining RMB10,500,000 was accrued and included in the outstanding payment in relation to business acquisitions under current liabilities in 2007. The balance of the purchase price amounting to  RMB10,500,000 was paid in 2008.

20	Acquisition of subsidiaries - Continued

Acquisition of Sunrisk, Easycon, Recency, Fujie and Fuyi – Continued
On May 14, 2007, Beijing Sihitech acquired a 75% equity interest of Easycon. According to the acquisition agreement the total consideration would be RMB22,250,000, of which RMB17,250,000 was paid in 2007, and the remaining contingent payment of RMB5,000,000 was accrued and included in the outstanding payment in relation to business acquisitions under current liabilities in 2007. The balance of the purchase price, equal to RMB5,000,000, was paid in 2008. On January 22, 2008, Beijing Sihitech acquired a further 25% equity interest of Easycon from its minority shareholders at an aggregate consideration of RMB7,200,000, which was fully paid during 2008.

On June 26, 2007, Yuxinyicheng acquired 100% equity interest of Recency. According to the acquisition agreement, the total consideration would be RMB25,000,000. According to the amendment acquisition agreement, the total consideration was changed to RMB30,000,000. During 2007, RMB14,750,000 was paid and the remaining RMB10,250,000 was accrued and included in the outstanding payment in relation to business acquisitions under current liabilities in 2007. According to the amendment acquisition agreement, the balance of the purchase price, equal to RMB15,250,000, was paid in 2008. In addition, as Recency’s 2007 annual audited revenue exceeded the expected target of RMB30,000,000, additional consideration of RMB2,235,883 was paid in 2008 based on the acquisition agreement.

On October 31, 2007, Yuxinyicheng acquired 100% of interests of Fujie and Fuyi. According to the acquisition agreement, the total consideration would be RMB14,490,000 with a maximum further consideration of RMB6,210,000 contingent on the audited net income of the two companies for 2008. If the audited net income of the two companies for 2008 is not less than RMB5,200,000, a further consideration of RMB6,210,000 would be paid. RMB2,000,000 was paid during 2007 and RMB12,490,000 was accrued and included in the outstanding payment in relation to business acquisitions under current liabilities in 2007. The remaining contingent payment of RMB6,210,000 in relation to 2008 specified earnings levels was not accrued or recorded as the Company did not consider the above contingency to be probable and accordingly.

Based on the level of earnings of Fujie and Fuyi attained in 2008, consideration of RMB15,075,600 was paid in 2008. RMB3,533,749 of consideration has been accrued and included in the outstanding payment in relation to business acquisitions under current liabilities as of December 31, 2008.

The management believe that the above five acquisitions broaden Yucheng’s existing IT solution and service offerings and give Yucheng a platform to serve small to medium sized banks. All the purchase price amounts were identified based on the market and negotiation.

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

20	Acquisition of subsidiaries - Continued

Acquisition of Sunrisk, Easycon, Recency, Fujie and Fuyi – Continued

Additional cash purchase consideration - Continued
RMB

Plant and equipment	2,296,850
Intangible assets	4,911,000
Goodwill	124,829,269
Trade receivables	16,222,361
Pre-contract costs	5,243,183
Other current assets	11,469,185
Cash and bank balances	3,097,045
Trade payables	(5,211,542)
Other current liabilities	(37,492,048)
Income taxes payables	(74,253)
Long-term liability	(770,000)
Deferred taxes	(384,999)
Minority interests	3,159,181
Total purchase price	127,295,232

Satisfied by:
Cash	123,761,483
Other payables	3,533,749
127,295,232

Analysis of net outflow of cash and cash equivalents in respect of the purchase of the subsidiary:
RMB

Cash consideration	(123,761,483)
Cash and bank balances acquired in the acquisition	3,097,045
Total net cash paid in the acquisition	(120,664,438)
Less: cash paid during the year ended December 31, 2006 and 2007	65,402,955
Net cash paid during the year ended December 31, 2008	(55,261,483)

The goodwill from the acquisition of Sunrisk, Easycon, Recency, Fujie and Fuyi of RMB124,829,269 is expected to be non-deductible for tax purposes.

Based on a co-operation agreement, the registered capital of Beijing Sunrisk Information Technology Limited was increased to RMB20,000,000 from RMB1,000,000. Yuxinyicheng’s ownership changed to 51% from 100%. Due to the interest change the goodwill for Sunrisk has been deducted by RMB19,976,525.

Included as intangible assets listed in the above table as of the acquisition date are the following components of intangible assets based on management best estimate:
	Amount	Estimated useful life
	RMB
Customer relationships	1,964,400	5 years
Other technology	2,946,600	5 years
	4,911,000

20	Acquisition of subsidiaries - Continued

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

	2006	2007	2007
	RMB	RMB	USD
			(note 2 (c))
Revenues:
Software & Solutions	177,725,847	211,343,087	28,932,876
Platform & Maintenance Services	215,273,111	251,806,813	34,472,362
POS	-	3,643,916	498,852

Total revenues	392,998,958	466,793,816	63,904,090

Software & Solutions	(77,245,974)	(94,831,324)	(12,982,412)
Platform & Maintenance Services	(183,077,482)	(195,949,155)	(26,825,446)
POS	-	(1,088,024)	(148,950)

Total cost of revenues	(260,323,456)	(291,868,503)	(39,956,808)

Gross profit	132,675,502	174,925,313	23,947,282
Operating incomes (expenses):
Research and development expenses	(3,764,931)	(8,369,567)	(1,145,794)
Selling and marketing expenses	(28,459,647))	(35,719,639)	(4,890,020)
General and administrative expenses	(43,555,893)	(55,452,862)	(7,591,499)

Total operating expenses	(75,780,471)	(99,542,068)	(13,627,313)
Other income (expenses):
Interest income	169,082	1,833,507	251,007
Interest expense	(1,624,712)	(2,452,510)	(335,749)
Income from short-term investment	-	3,494,446	478,390
Loss from equity method investees	(134,986)	-	-
Other income (expense), net	48,493	(474,155)	(64,912)

Income before income taxes and minority interests	55,352,908	77,784,533	10,648,705
Income tax expense	(3,982,389)	(5,833,532)	(798,611)

Income before minority interests	51,370,519	71,951,001	9,850,094
Minority interests	-	(1,813,141)	(248,219)

Net income	51,370,519	70,137,860	9,601,875

Earnings Per Share
– Basic	6.33	5.34	0.73
– Diluted	4.99	4.56	0.62

Weighted average common shares outstanding
– basic	8,118,335	13,144,681	13,144,681

–diluted	10,292,308	15,370,197	15,370,197

21	Disposal of subsidiaries

On May 8, 2006, Beijing Sihitech disposed of its entire interest in Sihitech Consulting. The results, assets and liabilities of Sihitech Consulting had been excluded from the consolidated financial statements since the effective date of the disposal. The disposal proceeds and preliminary fair value of the disposed assets were not material to the consolidated financial statements.

On December 20, 2008, Yuxinyicheng disposed of its entire interest in Hongzhi at a total consideration of RMB3,600,000. RMB1,440,000 was received on January 22, 2009. The entire assets and liabilities and results of Hongzhi had been excluded from the consolidated financial statements since the effective date of the disposal.

22	Significant related party transactions

(a)	Identity of related parties

Related parties identified for the years ended December 31, 2006, 2007, and 2008 are summarized as follows:

	Relationship with	Shareholding in Yucheng or shareholding being held by the Company
	the Company	for 2006	for 2007	for 2008

Mr. Weidong Hong	Shareholder and CEO	23.64%	13.56%	15.10%

Mr. Shuo Zeng	Shareholder and COO	7.12%	4.91%	4.65%

Beijing Hengli Plastic	Investment under
Machine Co., Ltd.	equity method	50%	50%	-

Shanghai Sihitech
Sanjian Technology	Investment under
Co., Ltd. (“Sanjian”)	equity method	50%	0%	0%

Chengdu Yuxinruizhi	Investment under
Information Technologies	equity method	0%	0%	49%
Limited (“Elegon”)

Sihitech (HK) Co., Ltd.	Controlled by
	Mr. Weidong Hong	N/A	N/A	N/A

Note 1:	Before the Share Exchange Transaction was completed on November 24, 2006, Mr. Weidong Hong held 42% of Sihitech.
Note 2:	Before the Share Exchange Transaction was completed on November 24, 2006, Mr. Shuo Zeng held 43% of e-Channels.

22	Significant related party transactions - Continued

(b)	Related party transactions

The significant related party transactions of the Company are summarised as follows:

	2006	2007	2008	2008
	RMB	RMB	RMB	USD

Advances to investments under equity method
-Hengli	23,464	69,440	-	-
-Elegon	-	-	1,828,333	267,511

Collection of advances to investments under equity method
-Hengli	-	-	(728,942)	(106,655)
-Sanjian	-	-	(937,457)	(137,163)
-Elegon	-	-	(1,828,190)	(267,490)

Repayment of borrowing from investments under equity method
-Shuyi	500,000	-	-	-

Repayment of borrowing from shareholder	4,000,000	-	-	-

Advances to shareholders	3,609,155	53,804	173,022	25,316

Collection of advances to shareholders	(1,056,234)	(333,063)	(173,022)	(25,316)

Sales to Sihitech (HK) Co., Ltd.	-	-	57,296,777	8,383,340

Collection from Sihitech (HK) Co., Ltd	-	-	55,728,672	8,153,904

The transactions do not have fixed terms.  Balances relating to the above transactions are non-interest bearing and payable on demand. Other than this matter, the Board of Directors of the Company is of the opinion that the above transactions were in the normal course of business and on normal commercial terms.

(c)	Related party balances

The balances of related party receivables and payables at the year-end are summarized as follows:

	December 31
	2007	2008	2008
	RMB	RMB	USD

Due from an investment under equity method	937,457	143	21
Due from Sihitech (HK) Co., Ltd.	-	1,568,105	229,436
	937,457	1,568,248	229,457

23	Share option plan

On November 24, 2006, Yucheng adopted the 2006 performance equity plan (the “Plan”) which allows Yucheng to offer a variety of incentive awards to employees. Options to purchase 1,500,000 share of common stock of Yucheng are authorized under the Plan.

As of December 31, 2008, no options under the Plan have been granted.

24	Subsequent events

On January 30, 2009, Yuxinyicheng acquired the 20% interest on Yuxinyicheng Information from the minority shareholder and held 100% interest of Yuxinyicheng Information. Total consideration was RMB1,500,000, and it was paid on February 12, 2009.

On March 5, 2009, Guangzhou Sihitech Technology Co., Ltd. was renamed to Guangzhou Shengli Hongtai Software Technologies Limited.

On February 13, 2009, Yuxinyicheng signed an cooperation agreement with Haikou Gas Holding Company (“Haikou Gas”) and Guangzhou Yuxinyicheng. The three parties agreed to establish a company named Hainan Baodaotong Technologies Limited (“Baodaotong”) in Haikou city. Total register capital is RMB50 million. Haikou Gas, Yuxinyicheng and Guangzhou Tech holds 45%, 35% and 20% of interests, respectively. On March 19 and March 27, 2009, Yuxinyicheng paid RMB4,375,000 and Guangzhou Tech paid RMB2,500,000 respectively to Baodaotong as the first capital injection.