Form 20-F
period 2009-12-31
Yucheng Technologies LTD
filed 2010-06-30
CIK 1356462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the
transition period from ________________ to ________________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
18,560,014 ordinary shares

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
☐  Yes      ☐  No

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
☐  Yes      ☐  No

YUCHENG TECHNOLOGIES LIMITED

TABLE OF CONTENTS

i

Introduction

 Unless otherwise indicated, references in this annual report to:

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong SAR, Macau SAR and Taiwan.

•	“NASDAQ” refers to the NASDAQ Global Market.

•	“Renminbi” or “RMB” refers to the legal currency of China.

•	“SEC” refers to the United States Securities and Exchange Commission.

•	“Securities Act” refers to the Securities Act of 1933, as amended.

•	“Shares” or “ordinary shares” refers to our ordinary shares, of no par value. “USD”, “U.S. dollars”, “dollar” and “US$” refer to the legal currency of the United States.

In addition, unless otherwise indicated, references in this annual report to:

•	“Yucheng” or “Yuxinyicheng” refers to the Yucheng Technologies Limited, as a whole or any portion thereof, unless expressly stated otherwise.

•	“Beijing Sihitech” refers to Beijing Sihitech Technology Co., Ltd. and, unless the context otherwise requires, its subsidiaries.

•	“China Unistone” refers to China Unistone Acquisition Corporation.

•	“Easycon” refers to Beijing Easycon Electronics Limited.

•	“e-Channels” refers to Beijing e-Channels Century Technology Co., Ltd.

•	“e-Channels BVI” refers to Port Wing Development Co., Ltd.

•	“Fujie” refers to Shanghai Fujie Business Consulting Limited.

•	“Fuyi” refers to Shanghai Fuyi Business Consulting Limited.

•	“Recency” refers to Chengdu Recency Technologies Limited.

•	“Sihitech BVI” refers to Ahead Billion Venture Ltd.

•	“Sunrisk” or “Yuxinhengsheng” refers to Beijing Yuxinhengsheng Information Technology Limited.

•	“Yuxin Data” refers to Yuxin Data Technologies Co., Limited (Tianjin)

•	“Yuxinyicheng Information” refers to Beijing Yuxinyicheng Information Co., Ltd.

•	“Elegon” refers to Chengdu Elegon Infotech Ltd.

•	“Beijing Huazhi” refers to Beijing Sihitech Huazhi Consulting Service Co.,Ltd.

•	“Hainan Baodaotong” refers to Hainan Baodaotong Technology Limited.

•	“we,” “us,” “our company,” “our,” “the Company” and “Yucheng” refer to Yucheng Technologies Limited and, unless the context otherwise requires, its subsidiaries and predecessors.

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

This annual report contains statistical data relating to the banking industry in China that we obtained from various publications.  These publications generally indicate that they have obtained their information from sources believed to be reliable, but we do not guarantee the accuracy and completeness of their information.  Although we believe that these publications are reliable, we have not independently verified their statistical data.  The statistical data may not be comparable to similar statistics collected for the industry in the United States or other countries.

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

These forward-looking statements involve various risks, assumptions and uncertainties.  Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot give assurance that our expectations will turn out to be correct.  Our actual results could be materially different from and worse than our expectations.  Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information — D. Risk factors” and elsewhere in this annual report.

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

A.    Selected financial data.

SELECTED CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data for the three years ended December 31, 2009 are derived from our audited consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or US GAAP, and have been audited by BDO Limited, an independent registered public accounting firm.  The report of BDO Limited on those consolidated financial statements is included elsewhere in this annual report.  This information is only a summary and should be read together with the consolidated financial statements, the related notes and other financial information included in this annual report.  Our selected consolidated financial data for the two years ended December 31, 2005 and 2006 have been derived from our audited consolidated financial statements, which are not included in this annual report, and have been retrospectively adjusted for the adoption of the new accounting standards related to the presentation and disclosure requirements for non-controlling interests.

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

Revenues represented in this section are net of business tax.

The following table sets forth our selected consolidated statement of operations data.

	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	USD
	(in thousands, except per share data)

Revenues	177,327	289,650	435,519	676,819	380,364	55,705

Cost of revenues	(133,085)	(215,332)	(277,826)	(449,277)	(204,975)	(30,019)

Gross profit	44,242	74,318	157,693	227,542	175,389	25,686

Operating expenses:
Research and development	(352)	(902)	(8,370)	(10,148)	(13,828)	(2,025)
Selling and marketing	(11,181)	(13,990)	(29,053)	(49,383)	(53,822)	(7,882)
General and administrative	(13,913)	(14,170)	(50,668)	(95,425)	(126,492)	(18,525)
Total operating expenses	(25,446)	(29,062)	(88,091)	(154,956)	(194,142)	(28,432)

Income (Loss) from operations	18,796	45,256	69,602	72,586	(18,753)	(2,746)

Other income (expenses):
Interest income	142	117	1,818	1,259	425	62
Interest expense	(617)	(1,263)	(1,937)	(3,783)	(2,861)	(419)
Income (loss) from short-term investment	0	0	3,494	(529)	1,204	176
Loss from equity method investee	(759)	(135)	0	(1,280)	(3,830)	(560)
Other income, net	431	27	1,078	493	8,170	1,196
Total other income (expenses)	(803)	(1,254)	4,453	(3,840)	3,108	455

Income (loss) before income taxes	17,993	44,002	74,055	68,746	(15,645)	(2,291)
Income tax (expenses) benefits	(3,462)	(3,271)	(5,528)	9,538	7,730	1,132

Net income (loss)	14,531	40,731	68,527	78,284	(7,915)	(1,159)
Loss attributable to non-controlling interests	0	0	(1,813)	2,711	3,715	544
Net income (loss) attributable to shareholders of Yucheng Technologies	14,531	40,731	66,714	80,995	(4,200)	(615)

Foreign currency translation adjustment	0	(139)	(1,425)	(1,188)	522	76
Comprehensive income (loss)	14,531	40,592	65,289	79,807	(3,678)	(539)

Earnings (loss) per share (basic)	3.87	5.02	5.08	4.61	(0.23)	(0.03)

Earnings (loss) per share (fully diluted)	3.87	3.96	4.34	4.33	N.A.	N.A.

Weighted average ordinary shares outstanding (basic)	3,754,484	8,118,335	13,144,681	17,566,898	18,541,289	18,541,289

Weighted average ordinary shares outstanding (fully diluted)	3,754,484	10,292,308	15,370,197	18,691,852	N.A.	N.A.

The following table sets forth our selected consolidated balance sheet data.

	As of December 31,
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	USD
	(in thousands)
Cash	42,716	98,358	222,494	239,751	246,577	36,112
Trade accounts receivable	55,209	116,606	203,451	280,654	147,979	21,672
Total current assets	144,104	305,848	572,304	647,311	561,216	82,191
Goodwill	0	37,274	169,362	187,816	189,010	27,681
Total assets	159,137	389,141	821,747	943,887	868,118	127,137
Total current liabilities	101,547	141,218	315,727	367,352	265,699	38,912
Total liabilities	105,539	146,511	323,450	373,328	266,931	39,092
Stockholders' equity	53,599	242,629	493,098	558,536	593,318	86,892
Total liabilities and stockholders' equity	159,137	389,141	821,747	943,887	868,118	127,137

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

	Period
	End	Average(1)	High	Low
	(Renminbi per USD1.00)
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1936	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2949	7.6058	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8282	6.8314	6.8380	6.8250
November	6.8272	6.8274	6.8282	6.8267
December	6.8282	6.8279	6.8287	6.8268
2010		-	-	-
January	6.8270	6.8273	6.8281	6.8269
February	6.8269	6.8270	6.8273	6.8269
March	6.8263	6.8264	6.8268	6.8261
April	6.8263	6.8262	6.8265	6.8259
May	6.8280	6.8274	6.8281	6.8265

(1)
Averages for a period are calculated by using the average of the exchange rates on the end of each month during the period.  Monthly averages are calculated by using the average of the daily rates during the relevant period.

Source: Federal Reserve Bank of New York and the Bank of China

This annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates.  Translations from Renminbi to U.S. dollars at certain specified date refers to the noon buying rate on that particular date in The City of New York for cable transfers of Renminbi as certified for customs purpose by the Federal Reserve Bank of New York.  Unless otherwise stated, the translations of Renminbi into U.S. dollars have been made based on the noon buying rate on December 31, 2009, which was RMB6.8282 to USD1.00.  We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.  See “Item 3. Key Information — Risk factors — Risks related to doing business in China — Any fluctuations in exchange rates could result in foreign currency exchange losses” and “— Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively” for discussions on the effects of fluctuating exchange rates and currency control on the value of our ordinary shares.  On June 29, 2010, the noon buying rate was RMB6.7901 to USD1.00.

The People’s Bank of China, or the PBOC, issued a public notice on July 21, 2005 increasing the exchange rate of the Renminbi against the U.S. dollar by approximately 2.0% to RMB8.11 per USD1.00.  Further to this notice, the PRC government has reformed its exchange rate regime by adopting a managed floating exchange rate regime based on market supply and demand with reference to a portfolio of currencies.  Under this new regime, the Renminbi is no longer pegged to the U.S. dollar.  This change in policy has resulted in an approximate 18% appreciation of the Renminbi against the U.S. dollar between July 21, 2005 and June 29, 2010.  The PRC government may decide to adopt an even more flexible currency policy in the future, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar,or adopt a more conservative currency policy which could effectively peg the RMB to the U.S. dollar.

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

RISKS RELATING TO OUR BUSINESS

We have a limited operating history as a combined company, which makes evaluating our business and prospects difficult.

Our current business was formed upon the consummation of a three-party acquisition on November 24, 2006 among Yucheng, Sihitech BVI, parent of Beijing Sihitech, a company established in June 1999 that focused on providing system integration and other IT solutions and services, and e-Channels BVI, parent of e-Channels, a company established in February 2001 that focused on providing multi-channel software solutions and IT consulting services.   In addition, we acquired five companies in 2007.  See “Item 4. Information on the Company - A. History and development of the Company.”  Our combined company has a limited operating history, which makes it difficult to evaluate our historical financial results and business prospects.  Our future success depends on a successful integration of all these companies and the capturing of opportunities presented by these acquisitions.  If we experience difficulties in the integration process or are not able to take advantage of the perceived synergies between us and these companies, we may not be able to expand our operations and revenues as expected.

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

Our revenues fluctuated in recent years.  Our revenue increased by 50.4% from RMB289.7 million in 2006 to RMB435.5 million in 2007, and 55.4% from the 2007 revenue amount to RMB676.8 million in 2008, and decreased by 43.8% from the 2008 revenue to RMB380.4 million(USD55.7 million) in 2009.  Our revenue growth, in particular the growth from 2006 to 2007, was primarily enhanced by our merger with e-Channels BVI on November 24, 2006 and our acquisitions of five companies in 2007.  In addition to revenues generated by these acquired companies, we were also able to achieve synergies among our existing business and the acquired businesses.   Without the impact of these acquisitions, our growth rate during this period would have been much lower.  In 2008 and 2009, we did not make any acquisition and we may not be able to make acquisitions with a similar scale, or at all, in future periods, or give assurance that our future acquisitions, if any, will be able to provide the same level of synergy as our past acquisitions.  In addition, our past growth reflected our success in achieving market acceptance of our IT solutions and software and establishing market leadership in certain segments of China’s financial IT services industry.  As we become a larger and more mature company, we may not be able to sustain our recent rate of revenue growth in future periods. Additionally, the changing economic environment as a result of the recent world recession and PRC government economic policy decisions may have an effect on our overall growth.

We have been relying on, and are expected to continue to rely on, a limited number of clients, in particular the various separate development centers and provincial branches of China Construction Bank, for a significant proportion of our revenues.  Any loss of these clients could significantly impact our future revenues, and materially and adversely affect our operational results and our financial condition.

China Construction Bank is one of the largest banks in China and our largest user of our services, accounting in the aggregate for 59.2%, 47.8% and 31.7% of our revenues in 2007, 2008 and 2009, respectively.  We provide solutions and services to different provincial branch offices of China Construction Bank and to its head office.  Although the engagements with the branches and the head office are under separate and independent contracts, certain individual accounts still historically account for a significant amount of revenue.  For example, our largest account within China Construction Bank was with its head office, which accounted for 29.1%, 36.9% and 20.0% of our revenues in 2007, 2008 and 2009, respectively.  Notwithstanding the separate legal treatment of the engagements, a substantial failure to provide the contracted solutions and services under one of our agreements may result in a disruption to our overall relationship with China Construction Bank.  Also, if China Construction Bank’s general IT spending pattern and budget changes or decreases, it could adversely affect our ability to offer services and win contracts from different entities within the bank.  We have no long-term contracts with China Construction Bank or any of our major clients.  There are no assurances that we will be able to continue to retain these clients, and that we will maintain or increase our current level of business with them in the future.  If we lose any of these significant clients, or if any of them significantly reduces their use of our solutions and services, we may not be able to find replacement revenue sources, thus materially and adversely impacting our operating results and financial condition.  In addition, our current clients are primarily large national commercial banks that possess significant negotiating and pricing power, and if they exert pricing pressure on us, we cannot guarantee that we will be able to resist this pressure or find other replacement clients.  If we have to lower prices to maintain our business with these clients, our profitability may be materially and adversely affected.

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

There is intense competition in the market for IT services in China’s banking industry, and the industry is characterized by frequent technological changes, evolving industry standards and changing client demands.  We face competition from both China’s domestic IT service providers, such as Longtop Financial Technologies Limited, Digital China Holdings Limited, Global InfoTech Co., Ltd , HiSun Technology Holdings Ltd. and Client Service International Inc., as well as global IT vendors, such as IBM Global Services and SAP AG.  See “Item 4. Information on the Company — B. Business overview — Competition”.  Some of our competitors have longer operating histories, larger clientele, more diverse service offerings, more extensive personnel and financial resources than we do.  While new IT service providers may also enter the industry, we also compete with the IT departments of our existing and potential clients, which may be capable of creating in-house solutions, thereby reducing the need for outside service providers.  We expect competition to increase and we cannot guarantee that we will successfully compete against our competitors.  Our current or future competitors may develop or offer solutions or services that are comparable or superior to ours at a lower price.  In addition, only some of our solutions and services are protected by intellectual property rights, and therefore, our competitors may copy some of our technologies without incurring the associated research and development expenses, and sell their competing products with lower cost, which could result in the loss of sales of our solutions and services.  If we fail to successfully compete against our current and future competitors, our business, financial condition and results of operations may be materially and adversely affected.

We undertake many of our projects on a fixed-price basis.  If we underestimate our costs, or fail to control our costs in the implementation of the projects, our gross margins and profitability may be materially and adversely affected.

We typically undertake our client projects on a fixed-price basis where we charge a fixed price to the client based on our evaluation of the estimated resources required to implement the project.  If we overestimate costs required for the project, our bid may become uncompetitive and we may lose business as a result.  Conversely, if we underestimate the project costs, complexity or scope of work to be done for the projects that we win, due to miscommunication with our clients or underestimation of technical difficulties, or if we incur additional costs due to unforeseen conditions, such as appreciation of personnel cost or the existence of software bugs, we will not be able to change the contract value or pass such additional costs to our clients.  As a result, we may have a reduced gross margin from such projects or even suffer a loss, which would negatively affect our overall gross margin and profitability.

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

Cancellelation of projects by customers and the risk of recognizing the cost incurred for such circumstance could adversely affect our revenues and profitability.

From time to time, projects on which we start work are cancelled. This may be because of change in client management, client budgetary constraints, client strategy shifts, and other similar factors. We may not be able to, or for client relations reasons, want to seek reimbursement for all of our costs incurred for projects cancelled by customers.

Changes in technology could materially and adversely affect our business by increasing our costs, reducing our profit margins and causing a decline in our competitiveness.

The markets for our Software & Solutions change rapidly due to technological innovation, product introductions, declining prices and evolving industry standards, among other factors.  New solutions and technology often render existing solutions and services obsolete, excessively costly or otherwise unmarketable.  As a result, our success depends on our ability to keep up with the latest technological progress and anticipate technological advances and to develop or acquire and integrate new technologies into our Software & Solutions portfolio.  We cannot give assurances that we will be able to keep our solutions and services competitive in the evolving market.  In addition, rapid advances in technology also require us to commit substantial resources to researching, developing or acquiring new technologies and deploying them into our operations, as well as to continuously train personnel in new technologies and in how to integrate existing hardware and software systems with these new technologies.  Such research, development and training place significant burden to our financial resources.  If we are not able to devote adequate resources to keep our technologies competitive, our ability to effectively compete in the market may suffer as a result, which may materially and adversely affect our business, financial condition and results of operations.

Our failure to retain existing clients or changes in their continued use of our solutions and services will adversely affect our results of operations.

We strive to establish strong, long-term client relationships, so that our clients will come back to us project after project.  For many projects that we undertake with our clients, there are often subsequent phases as the client’s business develops and their IT needs evolve, and we are typically engaged for the follow-on work.  Revenue from such follow-on projects is a source of our repeating revenues.  Historically, such repeating revenues accounted for a significant portion of our total revenues.  Whether our clients will come back to us for such follow-on projects depends on a number of factors, including the quality of our work, the ease of use, reliability and price, clients’ IT strategy, as well as the cost of switching to another service provider.  Our existing clients may decide not to engage us for follow-on projects due to quality, our competitors’ aggressive pricing or the obsolescence of our solutions or other concerns.  In addition, our clients may decide to delay system expansions, upgrades and improvements due to a change in their own growth, spending patterns or IT budget.  Any material reduction in our repeat revenues may materially and adversely affect our business, financial condition and results of operations.

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

We are expanding into other business areas, such as our POS merchant acquisition services business, for which we have limited experience and for which the regulatory environment still changes frequently with a possible negative impact on our business. If we fail to manage and grow our new businesses, our financial condition and results of operations may be materially and adversely affected.

We established a wholly-owned subsidiary, Beijing Yuxingyicheng Information Technology Company Ltd., or Yuxinyicheng Information, to focus on the Point of Sale merchant acquiring services business, or POS, for credit and debit cards in a nationwide collaboration with China Merchants’ Bank, currently the largest credit card issuer in China.   Our banking partners have expanded to include regional cooperation relationship with China Construction Bank, the Bank of Communications, China Citic Bank, the Bank of China and China Everbright Bank.  For each POS terminal that we deploy, we share with the collaborating bank a certain percentage of the processing fee for transactions occurred on the POS terminal.  In return, we bear the cost of POS terminals, related consumables, sales and marketing costs and other maintenance costs.  At this point, we still suffered a loss for our POS business in 2009.  We cannot guarantee that we will be successful in our management of this business.  Many factors, some of them are beyond our control, could materially and adversely affect our ability to turn this business into a profitable business, including:

•	our limited ability to navigate the changing environment due to the changing regulations;

•	our limited experience in managing the POS merchant acquiring business;

•	our ability to manage our relationships with our collaborators;

•	the low barriers to entry and increasing competition;

•	the existence of larger more established competitors, in particular China UnionPay, the predominant player in the field;

•	adoption of credit and debit cards and prepaid store cards as a way of payment by merchants and consumers in China; and

•	our ability to deploy additional POS terminals.

In addition, we may expand into other business areas in the future where we do not have significant experience and will be facing additional risks and uncertainties.  If we fail to mange and grow our POS business or other new businesses that we undertake, our overall business, financial condition and results of operations may be materially and adversely affected.

We are expanding into other business areas through joint ventures, such as Elegon, Baodaotong, and Yuxin Data. If we fail to manage the complexity of a joint venture, the business of the joint venture may suffer and our financial condition and results of operations may be materially and adversely affected.

We have established Elegon, Baodaotong, and Yuxin Data with third party partners to expand into different new areas of business. Managing the additional complexity of a joint venture can be very challenging. We cannot guarantee that we will be successful in our management of these joint venture.  Many factors, some of them are beyond our control, could materially and adversely affect our ability to turn this business into a profitable business, We will assess regularly any joint venture endeavors and from time to time we may choose to exit from them when they no longer fit our business strategy. Upon exit, we may not recover our investment.

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

We introduced an Application Service Provider, or ASP, service for SMBs, and we may not be able to successfully implement this new revenue model.

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

As part of our effort to diversify our business and reduce our dependence on a limited number of banking clients, we have expanded our client base to include SMBs.  However, we have limited experience doing business with these banks and we cannot ensure that our sales strategies will be successful in obtaining repeat business, such as later phase improvement or expansion of the initial projects we undertake, from these clients as we are typically able to do with our larger clients, such as Top Four bank and Joint-Stock bank clients.  In addition, as compared to Top Four banks and Joint-Stock banks, we have less understanding of SMBs’ budgeting process and their project awarding practices due to much larger number of banks and diversified characteristics among them, which makes it more difficult for us to predict future projects in order to allocate and plan our resources.  Furthermore, SMBs may not be as reliable as Top Four banks and Joint-Stock banks in making timely payments, which would subject us to additional credit risks.  If we cannot successfully manage these risks, our business, financial condition and results of operations may be materially and adversely affected.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our competitive position and adversely affect our business and prospects.

We rely on a combination of patent, copyright and trademark laws, licensing agreements, confidentiality agreements, internal confidentiality policies and other contractual provisions, as well as technical measures to protect our intellectual property rights.  We cannot give assurance that PRC laws and our measures will be adequate to protect our intellectual property.  PRC laws are still developing in this area and the enforcement of such rights at the judicial level is highly uncertain and may not be as effective as in the United States or other countries.  We may not be able to deter competitors from copying our technology, reverse-engineering our solutions, or otherwise infringing on our intellectual property rights.  To protect our trade secrets and other proprietary information, our employees, consultants, advisors and collaborators are required to enter into confidentiality agreements.  There can be no assurance that these agreements will provide meaningful protection in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information.  We hold registered rights covering certain aspects of our technology, in particular software solutions, but it is uncertain how much protection such registrations provide us.  We have 2 patents and 162 copyrights in China; however the protection is limited and may not sufficiently protect our intellectual property rights.  In addition, because we currently do not have patents, we are unable to rely on patent law to protect our intellectual property.  If we fail to protect our intellectual property and technology, or if our competitors independently develop technologies that are substantially equivalent or superior to our technology, our competitiveness may be adversely affected, which may materially and adversely affect our business and prospects.

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

We depend on our ability to retain and recruit qualified personnel, including senior management and other key staff members.  The available talent pool, especially the more senior and experienced pool, in China is limited and competition is intense.  We depend on our senior management team for their industry knowledge and experience as well as their relationships with existing clients.  If we lose the service of any member of our senior management team, we may not be able to find a suitable replacement in a timely manner or at all.  Even if we are able to find a replacement, it will take time for the new person to be integrated into our business.  Furthermore, the ability to successfully complete client engagements depends on a trained, knowledgeable and stable staff, such as skilled engineers and project managers.  As we continue to grow, we need additional qualified staff to carry out our additional business projects, as well as other aspects of our business, such as sales and marketing, research and development and accounting. If we are not able to retain our senior management team, recruit quality personnel as we expand, or provide appropriate training, career opportunities and otherwise motivate and retain our qualified employees, our business, financial condition and results of operations may be materially and adversely affected.  In addition, although we have non-competition provisions in our employment agreements with our management and key personnel, we cannot be certain that these provisions will not be breached and that they will be enforceable in a PRC court.  If our management and key personnel join our competitors or form competing businesses, our competitive position and business prospects may be materially and adversely affected.

Increases in wages for IT professionals will increase our costs and our gross margins and profit margins may be adversely affected.

Historically, wages for comparably skilled technical personnel in China’s IT services industry have been lower than in developed regions, such as in the U.S. or Europe.  However, in recent years, due to rapid economic development, and intense competition for qualified IT professionals and general inflation, wages in China’s IT services industry have increased. Wages may continue to increase at even faster rates considering the recent government initiatives to increase the incomes of laborers to narrow the income gaps between rich and poor.  In addition, we may be required to implement wage increases by the relevant labor bureaus’ guidelines, such as our average 5% wage increase in early April 2009.  Our personnel cost accounted for 57.4%, 55.3% and 54.3% of our cost of revenues in 2007, 2008 and 2009, respectively.  Although we were able to increase productivity to counter the increase in our IT personnel costs, we cannot assure you that we will be able to achieve these or comparable cost savings in the future.  If we experience significant increases in wages for IT professionals, our cost of revenues will increase significantly, which could materially and adversely affect our gross margin and results of operations.

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

The PRC government has provided various incentives to domestic companies in the software industry in China in order to encourage development and growth of the industry. Many of our PRC subsidiaries have historically received technology subsidies, business tax exemptions, value-added tax, or VAT, refunds and preferential income tax treatments. For example, many of our PRC subsidiaries enjoyed reduced enterprise income tax at the applicable rate of 15% on taxable profits in China, as compared to the statutory rate (33% prior to 2008 and 25% thereafter) and/or tax holidays due to their status as a foreign-invested enterprises, software enterprises or high-tech enterprises located in certain locations. Our tax savings from these preferential income tax treatments amounted to RMB18.1 million, RMB31.2 million and RMB5.6 million (USD0.8 million) in 2007, 2008 and 2009, respectively. See “Item 5. Operating and Financial Review and Prospects — A. Operating results — Income taxes.” In addition, due to our status as Software Enterprise in the high-tech industry, we received technology subsidies, VAT refunds, business tax refunds and other benefits in the amount of RMB7.3 million, RMB6.2 million and RMB4.4 million (USD0.6 million) respectively, in 2007, 2008 and 2009. See “Item 5. Operating and Financial Review and Prospects — A. Operating results — Operating expenses — General and administrative expenses.” The PRC government may reduce or eliminate these incentives at any time in the future. Additionally, in order to continue to qualify for some of these incentives, we are required to meet stringent requirements on research and development activities and on our gross revenues.

On March 16, 2007, the PRC National People’s Congress passed the PRC Enterprise Income Tax Law, or the New EIT Law, and in December 2007 the PRC State Council issued implementation rules under the New EIT Law, both of which became effective on January 1, 2008. Under the New EIT Law and its implementation rules, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises, but it repealed most of the existing preferential tax treatments, including the preferential tax rates and the tax holidays. The New EIT Law provides a five-year transition period that allows enterprises that enjoyed certain preferential tax treatment under the old enterprise income tax regime to gradually transition to the 25% statutory rate in a prescribed fashion. According to a notice issued by the PRC State Council, for enterprises that enjoyed preferential income tax rate of 15% pursuant to certain prior tax rules or regulations specified in the notice, the applicable enterprise income tax rate will increase to 18% for 2008, 20% for 2009, 22% for 2010, 24% for 2011 and 25% for 2012 and thereafter. For tax holidays specified in the notice, enterprises already enjoying such holidays prior to January 1, 2008 can generally continue to enjoy such tax holidays until their expiration, upon which time the 25% tax rate will apply. All other preferential tax treatments have generally terminated on December 31, 2007. Due to the application of the New EIT Law and its implementation rules, certain of our subsidiaries may no longer be able to enjoy any preferential income tax treatment, and certain others may need to pay higher transitional income tax rates starting January 1, 2008. As a result, we expect our effective income tax rate to gradually increase from our 2009 level, which may materially and adversely affect our financial condition and results of operations.

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

We do not believe our business exposes the company and its employees to environment risks.

Because our business is intellectually based, we do not believe it poses any environmental risk to its customers, employees or industry

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

The Chinese economy has experienced rapid growth and the accompanying inflation for the past few years.  In 2010, the Chinese economy is expected to face an uncertain growth prospect, due in part to the uncertain direction of the post-recession global economy, which could lead to deflationary or inflation pressures and slower long-term growth prospects.  These economic uncertainties and wide swings between inflation and deflation may result in the decreased profitability of China’s banks, and hence could adversely affect our business.

The rapid growth of China’s economy has resulted in higher levels of inflation in 2007 and 2008.  However, the economy slowed down a little in 2009 due to the global economic recession which also led to much lower inflation in the year. China’s consumer price index (CPI) increased by 4.8%, 5.8%, and decreased by 0.7% in the full year of 2007, 2008, and 2009, respectively. As part of the measures to control inflation, the People’s Bank of China, or PBOC, China’s central bank, has increased statutory deposit reserve ratio ten times in 2007 and five times in the first two quarters in 2008. However, as a result of the global economic slowdown in the second half of 2008, China’s economy has also been negatively impacted. To spur consumer spending, the PBOC decreased the deposit reserve ratio four times since early September 2008, and has cut benchmark interest rates three times in 2008. Due to China’s underdeveloped financial system, these volatilities and reactionary practices may have negative long-term consequences on bank’s profitability.

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

Our operating subsidiaries are all located in China and our functional currency is Renminbi, and we are subject to fluctuations of the exchange rate between the Renminbi and the U.S. dollar. PBOC sets and publishes daily a base exchange rate between the Renminbi and the U.S. dollar. Beginning on July 21, 2005, PBOC has set this rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day, taking into account other factors such as the general conditions existing in the international foreign exchange markets, as compared to an exchange rate pegged to the U.S. dollar before such date. As a result, from July 21, 2005 to June 29, 2010, the Renminbi appreciated approximately 18% against the U.S. dollar. Due to the global financial crisis started in the second half of 2008, PBOC reversed the Renminbi appreciation course and effectively re-pegged the RMB to the U.S. dollar to stimulate exports. As a result, the Renminbi appreciated only 17% and 18% in 2009 and as of June 29, 2010. There is increasing international pressure for the PRC government to further loosen its control of the foreign exchange rate to allow a faster appreciation of the Renminbi.

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

Selling shareholders in the three-party acquisition have the right to earn up to 952,832 shares per year from 2007 to 2010 based on net profit targets. See “Item 4. Information on the Company — A. History and development of the Company — Corporate history”. We are required to issue 952,832 shares to these selling shareholders in the three-party acquisition based on our fiscal results, which were met in 2007 and 2008.  The Company failed to meet the pre-determined financial objectives in 2009 and as a result, no shares are to be issued to selling shareholders for 2009. There is no obligation to register these shares after issuance. However, after being held for the appropriate periods, these shares will be eligible for resale under Rule 144 of the Securities Act. If the additional shares are earned, they will significantly increase the number of our shares outstanding, and result in dilution to our existing shareholders. The issuance of these additional shares may cause a decrease in the trading price of our shares in the public market.

A large portion or our shares are owned by two of our directors and executive officers. These shareholders will have a significant influence over our corporate transactions and other matters that require shareholder approval.

Our executive officers and directors, including Messrs. Weidong Hong, Chairman and Chief Executive Officer and director and Shuo Zeng, Chief Operating Officer and director, in aggregate control the vote of about 17.1% of our issued and outstanding ordinary shares, assuming they do not sell any of their shares and our total number of issued and outstanding shares does not change. These two major shareholders maintain a significant influence over the outcome of corporate transactions or other matters submitted to our shareholders for approval, including the election of directors and the approval of other business transactions.

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

Although publicly traded, the trading market in our ordinary shares has been substantially less liquid than the average trading market for a stock quoted on NASDAQ and this low average trading market in our ordinary shares may adversely affect the price of our ordinary shares.

Although our ordinary shares are traded on NASDAQ under the symbol “YTEC”, the trading market in our ordinary shares has been substantially less liquid than the average trading market for companies quoted on NASDAQ. Reported average daily trading volume in our ordinary shares for the three-month period ended March 31, 2010 was approximately 676,000 shares. Excluding the extreme high volume during the week following our fourth quarter earning announcement in January 2010, the average daily trading volume would have been 372,547 shares. Limited trading volume will subject our shares to greater price volatility and may make it difficult to sell our shares at an attractive price.

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

provided, however, that in the event that all of the above events occur, the maximum aggregate amount to be paid by us to the selling shareholders will be no more than USD10,000,000. As of March 31, 2009, the hurdle criteria for conditions (1), (3) and (4) have been met. We paid USD4,960,000 to the selling shareholders in 2007, with respect to condition (1). With respect to condition (3), we have paid USD2,000,000 to the selling shareholders. With respect to condition (4) we have paid USD3,000,000 to the selling shareholders.

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

As of March 31, 2009, the net profit target for the years ended December 31, 2007 and December 31, 2008 were met. Accordingly, we are required to issue and we have issued 952,832 shares to the selling shareholders for each year. The Company failed to meet the pre-determined financial objectives in 2009 and as a result, no shares are to be issued to selling shareholders for 2009.

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

In May 2007, we acquired a 75% interest of Easycon, a provider of IT solutions and service to SMBs in China. In January 2008, we acquired the remaining 25% interest and Easycon is now a wholly-owned subsidiary. All payments have been made in relation to the 2007 consideration. An aggregate consideration of RMB7.2 million was negotiated with the minority shareholders of Easycon. RMB6.0 million was paid on February 2, 2008, RMB1.2 million was paid on April 1, 2008.

In August 2008, we established a joint venture Elegon Infotech, a joint venture with 3i Infotech of India. In 2008, we made cash advances to Elegon approximately RMB1.8 million, and collected from Elegon approximately RMB1.8 million. In June, 2009 we transferred our interests of 49% in Chengdu Elegon Infotech Limited (“Elegon”) to 3i Infotech Limited for a cash consideration of RMB8.4 million.

In March, 2009, we established a joint-venture, Hainan Baodaotong Technologies Limited (“Baodaotong”) in Haikou city. Total registered capital is RMB50 million. Haikou Gas Holding Company, Yucheng and Guangzhou Tech holds 45%, 35% and 20% of Baodaotong’s equity interests, respectively. In December, 2009, Yucheng transferred 20% of Baodaotong’s equity interest to a third party for cash consideration of RMB2.5 million. In May, 2010, Yucheng transferred the remaining 15% of Baodaotong’s equity interest to a third party for a total consideration of RMB7.2 million.

In April 2009 we established a joint venture Sihitech Huazhi Consulting Service, a joint venture with SmartSoft. Total registered capital is RMB1.0 million .We hold a 40% interest in the company.

In March, 2010, we established a joint-venture, Yuxin Data Technologies Co., Ltd (“Yuxin Data”) in Tianjin with NTT Data Group. We hold 49% of equity interests in the company.

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

In January 2007, we established Yuxinyicheng Information and Yuxinyicheng Software, through which we conduct our POS Merchant Acquiring Services. Yucheng maintained an 80% controlling interest in Yuxinyicheng Information and an individual investor controlled a 20% minority interest. As of January 2009, we acquired the minority interest and Yuxinyicheng Information is currently a wholly-owned subsidiary.

In 2008, we started to provide E-Banking ASP services to small banks in China to capitalize the opportunities presented by those banks who wish to jointly operate their E-Banking services with a third party partner.

In August 2008, we invested in Elegon Infotech, Ltd., a joint venture with 3i Infotech of India, to localize 3i Infotech’s relevant products into the insurance sector in China. We hold a 49% interest in the company until June 2009 when we sold all of our equity stake in Elegon Infotech, Ltd .to 3i Infotech,Ltd..

In March 2009, we established a joint-venture, Hainan Baodaotong Technologies Limited (“Baodaotong”) in Haikou city with a third party.  Baodaotong is focused on card issuance business for  public transportation in Hainan Province.  As of December 31, 2009, we hold 15% of equity interests in the company. In May, 2010, Yucheng transferred the remaining 15% of Baodaotong’s equity interest to a third party.

In April 2009 we established a joint venture Sihitech Huazhi Consulting Service, a joint venture with SmartSoft, to provide high end IT consulting services for banks in China. We hold a 40% interest in the company.

In March, 2010, we established a joint-venture, Yuxin Data Technologies Limited (“Yuxin Data”) in Tianjin with NTT Data Group, to run our E-Banking ASP businesses. We hold 49% of equity interests in the company.

We conduct our business through various subsidiaries in the PRC. Together with our head offices in Beijing, we have subsidiaries or branch offices in 24 other cities. As of December 31, 2009, we had 2,208 employees.

OUR INDUSTRY

According to IDC, the market for banking industry IT solution spending in China is expected to grow from RMB6.6 billion (USD1.0 billion) in 2009 to RMB13.5billion (USD2.0 billion) in 2013, representing a CAGR of 19.4%. This rapid growth in IT solution spending is driven primarily by the development in China’s economy and the ongoing regulatory reform catalyzed by China’s accession into the WTO, and the resulting increase in competition in China’s banking industry. To meet increasingly complex customer demands and to stay competitive in the market place, China’s banks are increasingly relying on IT systems for the management of their operations, such as processing transactions, analyzing operational data and managing risks, thereby creating growth opportunities for IT service providers such as us.

The following table sets forth China’s banking industry IT solution spending by solution type from 2006 to 2013.

Source: IDC, July 2009

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

China’s banking industry can be classified into four groups, including:

•
Tier 1 - State-controlled commercial banks. Commonly known as the “Big Four,” this group is comprised of the Industrial and Commercial Bank of China, Bank of China, China Construction Bank and the Agricultural Bank of China. These four banks are the largest among China’s domestic banks in terms of assets, deposit base, loan portfolio and nationwide branch network. According to CBRC 2008 Annual Report, the Big Four together account for 46.7% of bank assets in China. In recent years, three members of the Big Four, i.e., the Industrial and Commercial Bank of China, Bank of China and China Construction Bank, have completed an initial public offering and listing of their shares on the Hong Kong Stock Exchange. Agricultural Bank of China is also expected to list its shares on both Hong Kong Stock Exchange and Shanghai Stock Exchange in 2010. Although the Big Four have substantial in-house IT capabilities, we believe that, given their status as overseas listed companies on foreign exchanges and their needs to achieve global best practices; they will continually need to use third-party IT solution and service providers to various degrees.

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

•
Tier 3 – Small and Medium-sized Banks (SMBs). According to IDC, in 2008 this group comprised 158 city commercial banks, 32 foreign banks, and over 5,242 cooperatives (including rural commercial banks and rural cooperative banks). We believe that most of the SMBs lack both the financial resources and in-house IT expertise needed to either scale up operations or to meet increasingly stringent regulatory requirements. As such, we believe they are most likely to allocate a majority of their IT spending to third-party providers such as us. Although foreign banks possess the financial resources, they are not familiar with local market practices and the regulatory requirements and often require the assistance of China’s domestic IT service providers.

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

In addition to banks, there are numerous non-banking financial institutions in China, including insurance companies, securities brokerages, investment companies, asset management companies, trust companies, finance companies and investment banks. This industry segment is still in the early stages of development in China. As this industry segment matures, we expect it to undergo significant consolidation. The IT systems and applications used in these non-banking financial institutions have similarities to those used in banking institutions. We believe as these financial institutions become larger, they will need more complex and sophisticated IT solutions to manage their business and service their customers. Non-banking financial institutions present potential business opportunities for IT service providers, such as Yucheng. As we are a leader to provide IT services  for banks and our systems, such as call centers and e-transactions software, are readily adaptable to new applications.

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

Driving forces of IT spending at China’s banking institutions

China’s growing economy and the ongoing regulatory reforms are two major driving forces of change for China’s banking industry. China has experienced rapid economic growth over the past three decades, largely as a result of the PRC government’s extensive economic reforms. China’s gross domestic product, or GDP, as measured by the National Bureau of Statistics of China, has grown in nominal terms at a CAGR of 16.0%from 2005 to 2009, the latest year available. China’s economic growth, combined with increasing fixed capital formation, high household savings rates, and a closed capital account, have driven the growth of China’s banks in the past decade. Such a rapidly developing economy places heavy demands on the efficiency and integrity of the country’s banking system. In recent years, China’s banking system has undergone significant changes and evolved to become an increasingly market-driven system.

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

As such, we expect China’s banking institutions to more aggressively seek technology and outsourced solutions to resolve inefficiencies and lower costs, so that they can compete more effectively in the marketplace. According to CBRC Report , as of the end of 2009, China’s domestic banks total assets were estimated to be RMB78.8 trillion (USD11.5 trillion), which represents a year over year increase of 26.3％. The tremendous growth in assets is increasing the need for efficient technology. We believe that, as part of a broad-based effort to accelerate compliance with requirements of the WTO and Basel II (the international standards for better risk management for banks), China’s domestic banks will increasingly benchmark themselves to their foreign counterparts, and seek to achieve operational efficiencies through long-term increases in IT spending.

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

OUR SOLUTIONS AND SERVICES

We provide a broad range of solutions and services to meet China’s banking institutions IT needs. Based on the nature of our solutions and services, we categorize them as Software & Solutions, Platform & Maintenance Services or POS. This is a new categorization system that we are implementing beginning in our 2008 annual report and it will be the basis for our future reporting. Software & Solutions includes the development and sale of our software solutions, IT consulting and implementation and customized software development. Platform & Maintenance Services relates to the procurement, re-sale, installation, integration and maintenance of third-party hardware and software. Started in 2008, we officially classified our POS merchant acquiring business as its own category.

Software & Solutions

We primarily provide Software & Solutions to our banking clients via customized software, standard software, customized solution development, and consulting services; however, we believe that conceptually it is more relevant to discuss the end result of our business. Therefore, we classify our Software & Solutions into the following sub-categories:

•
Business Solutions. Our Business Solutions include a wide range of transaction-related solutions, such as core-banking, foreign exchange and loan management. We provide our core banking solutions, which manage all operations relevant to deposit and loan accounts, principally to SMBs, as they usually lack the internal IT capabilities needed to develop and maintain their own systems. In 2007, 2008 and 2009, our revenues from Business Solutions were RMB45.5 million, RMB72.3million and RMB78.9 million (USD 11.6 million), respectively, representing a CAGR of 31.7%, and accounted for 23.7%, 27.4% and 28.0% of our Software & Solutions revenues, respectively.

•
Channel Solutions. Channel Solutions are designed to facilitate banks’ interactions with their customers, to improve communication and transaction efficiency and to enhance the overall customer banking experience. Channel Solutions include: customized online banking solutions, our E-Banking ASP, mobile banking, and call center solutions, which allow our clients to serve their customers in a more timely and cost effective manner. Our solutions automate our clients’ operations and allow them to better track performance of different interaction methods. According to a July 2009 report issued by IDC, a third-party research organization, we ranked first among all of the banking IT solution providers in China for Channel Solutions as measured by 2008 revenues. In 2007, 2008 and 2009, our revenues from Channel Solutions were RMB49.4 million, RMB97.7 million and RMB131.7 million(USD19.3 million), respectively, representing a CAGR of 63.3%, and accounted for 25.7%, 37.0% and 46.7% of our Software & Solutions revenues, respectively.

•
Management Solutions. Management Solutions help banks to collect and analyze data, so that they can monitor and manage risks and performance in a timely manner, as well as business intelligence. These solutions support intelligent data analysis to enhance management reporting and sound decision making. We provide a suite of consulting and implementation services in risk and performance management, such as asset and liability management, funds transfer pricing and profitability analysis. In 2007, 2008 and 2009, our revenues from Management Solutions were RMB97.5 million, RMB93.9 million and RMB71.3 million (USD 10.4 million), accounted for 50.7%, 35.6% and 25.3%of our Software & Solutions revenues, respectively.

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

Platform & Maintenance Services

We primarily provide Platform & Maintenance Services in conjunction with our Software & Solutions business. Platform & Maintenance Services, although not a primary focus or growth area for us, is necessary as it assure that our clients IT investments function correctly and smoothly in relation to their IT infrastructure. We classify our Platform & Maintenance Services into the following sub-categories:

•
Platform Services. Platform Services is comprised in large part of our former System Integration business. As a total solutions provider, our Platform Services assists our clients with the selection of appropriate third-party hardware or software, manufacturer negotiations (proposals, bids and pricing terms) and, as required, installation support and testing of the third-party hardware and software. We can also integrate the new equipment and software with our clients’ existing IT architecture. In 2007, 2008 and 2009, our revenues from platform services were RMB204.9 million, RMB339.7 million and RMB12.5 million (USD1.8 million), accounted for 47.0%, 50.2% and 3.3% of our total revenues, respectively.

•
Maintenance & Ancillary Services. Comprised mainly of our former IT Services business, this category focuses on the maintenance and support services that we provide after a project is completed. In addition, we perform limited agency services where we procure third-party IT equipment for other system integrators and charge a commission. We record these revenues as Maintenance & Ancillary Services. In 2007, 2008 and 2009, our maintenance and ancillary services revenue amounted to RMB34.6 million, RMB58.7 million and RMB60.1 million (USD 8.8 million), respectively, representing a CAGR of 31.8%, and accounted for 7.9%, 8.7% and 15.8% of our total revenues, respectively.

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

We as a third-party services provider we typically:

•	bear the up-front sales and marketing costs;

•	supply and install the POS terminals;

•	install software to connect the POS terminals with the bank’s payment processing network;

•	provide the training and ongoing maintenance;

•	supply consumables; and

•	other merchant support services.

We initiated our POS business through Yuxinyicheng Information and Yuxinyicheng Software , in collaboration with China Merchants Bank, in early 2007 to deploy POS terminals nationwide, which according to its data, is currently the largest credit card issuer in China. In February 2008 we won an award from China Merchants Bank (“CMSB”) as its top provider of POS merchant acquiring services for 2007. In 2008, we expanded our bank network to include the Guangdong branch of China Construction Bank, the Beijing branch of Bank of Communications, the Beijing branch of Bank of China, the Beijing branch of China Citic Bank and the Nanning branch of China Everbright Bank. In 2009, we expanded our bank network to include the Shenyang branch, Guanghzou branch,Wuhan branch, Shijiazhuang branch,Chongqing branch, Heilongjiang branch and Jinan branch of China Everbright Bank, the headoffice and Zhengzhou branch of China Citic Bank, the Shenzhen branch of Bank of Communications, the Changsha branch of CIB, the Xi’an branch of CMSB, the Nanjing branch of Bank of Shanghai and the Zhengzhou branch of SPTD. As of December 31, 2009, we had deployed 23,269 POS terminals.

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

To better serve the market, we established Yuxin Data, a joint-venture with NTT Data Group, to operate the E-Banking ASP business. Navigating the operational complexity of serving this market is where NTT DATA's core competency in hosted IT systems will add value to the joint venture. NTT DATA will contribute to the joint venture with its experiences from its ANSER Unit Operation Center and Core Operating System Data Center, as well as experience operating outsourced platforms.

OUR COMPETITIVE STRENGTHS

We believe the following competitive strengths enable us to compete more effectively as an IT service provider to China’s banking institutions.

Broad client base and extensive domestic Chinese bank experience.

Our client base includes all of China’s most prominent Top Four banks as well as many of the Joint-Stock and SMBs. We have successful reference sites at the Top Four banks, and count 16 of China’s 17 largest banks as our clients. As the Top Four and Joint-Stock banks tend to set IT norms in China’s banking industry, our close client relationships in these segments enable us to gather the deep expertise required to maintain our leadership position. Through the acquisition of Easycon and also organic growth, we have also expanded our client base to include numerous SMB clients. We believe that our broad client base and extensive industry expertise serve as a testament to our solution quality and as an endorsement to new customers.

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

Strong brand in the marketplace.

We have an established reputation as a leading provider of IT services to China’s premier banking institutions with our clients and among China’s banking IT service provider community. We have enjoyed close business relationships with many Top Four and Joint-Stock banks, including China Construction Bank, which has been our customer on an annual basis since 1999. Our services to these premier banking institutions has earned us credibility and prestige in the industry. For example, we were named to the Global FinTech 100 for the second year in a row on October 29, 2009 by American Banker, Banker Technology News, and Financial Insights, an IDC company; and we were recognized as “Most Trusted IT Services Brand by SMB in 2009” by Chinese Finance Network and Chinese Finance Institute. In 2008, we were named “Outstanding Chinese Financial Technology Products 2008” by New Financial World magazine, a Chinese IT industry magazine. In 2007, Yucheng was recognized as “One of the ten best IT solution providers for China’s financial industry” by Computer Partner World, a leading IT focused magazine in China. We believe that our established reputation and credibility provide us advantages in our competition for new businesses opportunities.

OUR STRATEGIES

Our objective is to become the leading provider of IT services to China’s diversified financial services sector.  While we believe that we have already established an attractive market position, we intend to further grow our business and enhance our overall market standing by implementing the following strategies:

Continue to drive organic growth through cross-selling and up-selling of new and existing services to our existing bank clients.

We have established close relationships with a larger number of banks in China, and have successfully undertaken multiple projects for these banks.  We intend to further leverage such relationships and cross-sell more solutions and services to these banks.  For example, we have provided numerous services, such as online banking, call center, risk management, business intelligence, foreign exchange, performance management solutions, to China Construction Bank, which has been our largest client by revenue in each of the past three years.  In comparison, we have provided much more limited IT solutions and services to many other banks.  We intend to leverage our experience with China Construction Bank to actively promote our other IT solutions and services in other banks.

Continue to expand into new client segments, such as SMBs.

We intend to build on top of our solid SMB client base and broaden our client base.  As compared to large Top Four and Joint-Stock banks, SMBs do not have the business scale, financial resources or internal IT capabilities to develop highly sophisticated IT systems and solutions. As such, they generally demand less customization of IT solutions, providing us opportunities to sell our solutions in a more standardized manner with minimal incremental cost per sale. In addition, due to their smaller size and increasing needs, oftentimes we are in a superior position to negotiate contract terms with SMBs as compared to large banks. By the end of 2009, SMBs and other banks accounted for 22.1%of our revenues, compared to 17.1% of revenues in 2008, and we expect to continue expand our SMB market share.

Compliment our project-based revenues with a transaction-based revenue model in certain segments.

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

We entered into this model in January 2008 via a collaboration agreement with Chinese Financial Certification Authority (CFCA), the Chinese governmental body regulating e-commerce security. In return for our E-Banking ASP, SMBs are expected to pay CFCA and us a combination annual maintenance fee, plus subsequent per-transaction or per-user fees. As of June 2010, we have 16 clients on our E-Banking ASP. We plan to expand this model to cover other services, as feasible.

Expand our solutions and service offerings to address new growth opportunities.

As banks in China are more and more mature in understanding their needs for IT services, there are increasingly appreciating the needs for high end consulting in various areas such as risk management, core banking systems, and IT infrastructure planning. To address these customer needs, we established Sihitech Huazhi Consulting Service, a joint venture with SmartSoft, to provide high end IT consulting services for banks in China. The Smartsoft team has a strong track record in the abovementioned areas. Since the establishment of the joint venture, we were able to secure consulting projects with one of the big four banks, along with the implementation phase of the project.

We have expanded our CRM capabilities by putting together an experienced Siebel CRM implementation team in December 2008.The team has extensive experience customizing Siebel CRM systems for customers across many industries, including banking. As Chinese banks become more complex, having the right solutions to improve management team capabilities will be critical. With the new team joining us, we now have the flexibility to provide our proprietary CRM software or consulting and implementation services of Siebel CRM software to our customers.

Pursue selective acquisitions, joint ventures and strategic alliances.

Historically, we have supplemented our organic growth strategy through selective acquisitions and strategic alliances to increase our solutions and service offerings and overall market share. In 2007, we acquired five companies. In 2008, we had a total of six cooperation agreements with banks for POS merchant acquiring business; we entered into an agreement with CFCA for hosting our E-Banking ASP platform; On March 15, 2010, Yucheng formed Yuxin Data Limited in Tianjin, a joint-venture with NTT Data Group to further expand our E-Banking ASP businesses. These acquisitions, strategic alliances and cooperations have expanded our revenue sources, increased our solution and service offerings, diversified our client base, enhanced our research and development capabilities, augmented our management resources and employee base, and enhanced our long-term competitive position.

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

We have established a set of quality control procedures and follow standard software development protocols in our development processes. Beijing Sihitech received an ISO 9001:2000 certification in March 2005 and e-Channels received an ISO 9001:2000 certification in July 2006. We obtained level 3 certification of Capability Maturity Model Integration, or CMMI, for our software development operations in 2009. CMMI is a framework for business process improvement that is widely accepted in the software industry.

SALES AND MARKETING

We employ a direct sales model to market and sell our solutions and services. As of December 31, 2009, we had 191 sales and marketing staff in 25 cities across China, of which 68 are focused on our core business and 123 are dedicated to our POS business. Our core business sales personnel are organized into geographical regions. Within each region, we organize sales teams based on client type.

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

As for our POS business, our sales are conducted largely through direct sales efforts to the merchants made on behalf of our partner banks. We also conduct various joint-promotion activities with collaborating banks to help increase our brand awareness in the marketplace, such as a restaurant promotion month and a promotional bonus point program. The sales personnel for our POS business are separately managed by our subsidiary, Yuxingyicheng Information. As of December 31, 2009 we have sales teams located in 25cities across China.

Our total selling and marketing expenses were RMB29.1 million, RMB49.4 and RMB53.8 million (USD 7.9 million) for 2007, 2008 and 2009 respectively. In addition to salaries, our sales staff receives a significant portion of their compensation from sales commissions.

OUR CLIENTS

Our current clients consist primarily of Top Four and Joint-Stock banks that look for customized IT solutions to meet specific business and operational requirements. Of the 17 Top Four and Joint-Stock banks, 16 are our clients and some have been so for more than five years. We have also been adding SMBs to expand our client base, and diversify our dependence on any one client.

China Construction Bank, one of the largest banks in China, and our client since 1999, has been our largest client through the headquarters and its branch offices in each of 2007, 2008 and 2009, accounting for 59.2%, 47.8% and 31.7% of our total revenues, respectively, in those three years. Our contracts with China Construction Bank were signed separately with different departments within the bank group, branches at the provincial level and headquarters and we consider each of them effectively separate clients, since the decision makers and budgets are unrelated. Treating the different decision making bodies within China Construction Bank as separate clients, China Construction Bank head office was our largest client in each of the past three years, accounting for 29.1%, 36.9% and 20.0% of our total revenues in 2007, 2008 and 2009, respectively. Revenues from each of other branches of China Construction Bank accounted for less than seven percent of our total revenues in each of 2007, 2008 and 2009.

We realize the risks involved with overdependence on one or a few clients, and have taken measures to expand our client base.  As our Joint-Stock client base has grown, its contribution as a percentage of total revenues has also increased and accounted for11.4% in 2007,15.9% in 2008 and 26.8% in 2009, and one of our Joint-Stock bank clients accounted for 4.9%, 6.8% and 11.6% in 2007, 2008 and 2009. Over the past three years our SMB client base grew to 80 in 2007, 69 in 2008 and 118 in 2009. Our revenues from SMBs and other banks as a percentage of total revenues was16.3% in 2007, 17.1% in 2008 and 22.1% in 2009. We believe over time, Joint-Stock banks and SMBs will experience the greatest competitive pressures and are likely to significantly increase their IT investments. We have positioned ourselves to take advantage of this opportunity as it develops.

In addition to China’s domestic banks, we have also begun marketing our services to the Chinese operations of foreign banks, which have expanded significantly in recent years due to China’s WTO commitments. For example, we entered into contracts with the PRC subsidiary of a Korean bank in late 2007 to develop their bank card processing system and online banking platform, and with the PRC subsidiary of a Hong Kong based bank in early 2008 to develop their online banking platform . We continued our efforts in 2009 and beyond to expand our presence in foreign banks and/or PRC Subsidiary of foreign banks. We expect to add a number of foreign banks to our client list in 2010.

SUPPLIERS

We work with third-party suppliers for hardware equipment and certain software components that we incorporate into our solutions. Our hardware suppliers include IBM, HP, DELL and Sun for servers, EMC for storage, Cisco, Huawei and F5 for network equipment. Our software suppliers include Oracle, IBM, Symantec, Microsoft, Genesys and EDIFY. We do not depend on any single supplier for either hardware or software. In 2009, only IBM accounted for more than 10% overall third-party hardware and software purchases.

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

Our research and development at the company level focuses on developing new fundamental platforms and applications that can be used in a variety of our IT solutions. Currently, we conduct our company level research and development activities primarily in our Financial Information Technology Institute, or the Tsinghua Institute, which we formally established in April 2006 pursuant to a research collaboration arrangement with Tsinghua University. Under the collaboration arrangement, we provide research funding and personnel, and Tsinghua University provides research facilities, as well as their own personnel. Currently, the Tsinghua Institute has 15 members, 10 of which are our employees. The Tsinghua Institute has already been successful in developing a number of new technologies that we have deployed to some of our clients. We jointly own the intellectual property from the collaboration with Tsinghua University, and each party can commercialize such intellectual property without the consent of the other party. We also established a company level research and development center in Guangzhou, focusing on information management technology and business intelligence.

We also carry on research and development activities at the business division level in our various subsidiaries. Our business divisions are more familiar with our clients’ specific IT needs and focus on developing applications that are more closely linked to immediate trends.

As of December 31, 2009, we had 52 employees carrying on research and development activities.

Including the amount we capitalized, our internal software development costs amounted to RMB10.7 million, RMB13.7 million and RMB 22.2 million (USD3.3 million) as of the end of each of the years 2007, 2008 and 2009, respectively. In addition, as we conduct a substantial amount of research and development activities in connection with our client projects, a significant amount of research and development related expenses are recorded as cost of revenues for the client project rather than research and development expenses.

INTELLECTUAL PROPERTY

We rely on a combination of patent, copyright and trademark laws, licensing agreements, confidentiality agreements, internal confidentiality policies and other contractual provisions, as well as technical measures to protect our intellectual property rights. We have one received patent for our dynamic password method and system based on mobile communication terminals and still have one pending patent application for our dynamic password method and system with encryption with the PRC State Intellectual Property Office. We routinely register our proprietary software to the National Copyright Administration of the PRC pursuant to the Regulations for the Protection of Computer Software (2002) to ensure protection under the PRC copyright laws. As of December 31, 2009, we had 162 software products registered with the National Copyright Administration of the PRC, including primarily system architecture and platforms and various software applications.

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

Our major competitors can be categorized into two groups, global IT vendors and China’s domestic IT solutions and service providers. Our major competitors in the global IT vendor category include Accenture, IBM Global Services and TCS/FNS. These competitors are strong in high-level, enterprise-wide IT strategy consulting. Our major domestic competitors include Longtop Financial Technologies Limited, Digital China Holdings Limited, Global InfoTech Co., Ltd , HiSun Technology Holdings Ltd. and Client Service International Inc.. Each of these competitors has their focus and strength in different types of IT solutions and services, and we compete with different companies depending on the types of solutions we intend to provide to a given client.

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

C. Organizational structure.

The following diagram illustrates our organizational structure as of December 31, 2009:

The Company
(Yucheng Technologies Limited)
BVI
100%
100%
Sihitech BVI
(Ahead Billion Venture Ltd.)
E-Channels BVI
(Port Wing Development Co., Ltd.)
68.25%
31.75%
Yuxinyicheng
CHINA
100%
Beijing Sihitech
80%
Shanghai Software
100%
e-Channels
100%
Beijing Software
20%
51%
Yuxinhengsheng
100%
Shanghai
Yucheng
100%
Yuxinyicheng
Information (POS)
100%
Yuxinyicheng
Software(POS)
50%
50%
Chengdu
Yuxinyicheng
100%
Recency
100%
Xiamen
Yuchengyicheng
100%
Fujie
95%
Tianjin
Yuxinyicheng
100%
Guangzhou
Yuxinyicheng
5%
100%
Easycon
40%
Beijing Huazhi
15%
Hainan
Baodaotong

The following summarizes relevant information concerning our subsidiaries:

Beijing Yuxinyicheng Technology Limited, or Yuxinyicheng. Yuxinyicheng was established as a wholly foreign-owned enterprise in China on October 19, 2006. It is 68.25% owned by Sihitech BVI and 31.75% owned by e-Channels BVI. It is a holding company in China without its own business operations.

Beijing Sihitech Technology Co., Ltd., or Beijing Sihitech. Beijing Sihitech, along with its subsidiaries Shanghai Software, Beijing Software, Shanghai Yucheng, Xiamen Yucheng, ChengduYucheng and TianjinYucheng, engages in the provision of system integration, software development, information technology consulting, maintenance and support services. Beijing Sihitech and its subsidiaries mentioned above were the principal operating entities of Sihitech BVI prior to the three-party merger.

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

Beijing Yuxinhengsheng Information Technology Limited, or Yuxinhengsheng. We initially acquired 100% interest of Sunrisk in March 2007. Sunrisk is a risk management total solutions provider for the Chinese banking industry, focusing on consulting, product implementation and system integration in the area of enterprise risk management for financial institutions. In April 2008, Yuxinyicheng introduced a strategic investor to acquire 49% of Sunrisk’s equity interest. As a result, Yuxinyicheng’s equity interest in Sunrisk was reduced to 51% from 100%.

Beijing Yuxinyicheng Information Technology Limited, or Yuxinyicheng Information (POS). We established Yuxinyicheng Information (POS) in January 2007, and its focus is on providing our POS merchant acquiring business in collaboration with banks. Initially we held 80% of the equity and in January 2009 we acquired the minority interest in our POS business; it is now a wholly-owned subsidiary.

Beijing Yuxinyicheng Software Co. Ltd., or Yuxinyicheng Software (POS). We established Yuxinyicheng Software (POS) in 2008, a wholly owned subsidiary, to further develop our POS merchant acquiring business.

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

Hainan Baodaotong Technologies Limited or Baodaotong. We established Baodaotong in March 2009 in conjunction with a third party and hold 35% interest. We transferred 20% of Baodaotong’s equity interest to a third party in December 2009 and we sold the remaining 15% interest in May 2010.

Beijing Sihitech Huazhi Consulting Service Co.,Ltd. or Huazhi. We established Huazhi in April 2009 in conjunction with SmartSoft and hold 40% interest, to provide high end IT consulting services for banks in China.

Yuxin Data Technologies Co., Ltd.(Tianjin) or Yuxin Data. We established Yuxin Data in March 2010, a joint venture with NTT Data Group and hold 49% interest, to provide E-Banking ASP services to small banks in China.

D. Property, plant and equipment.

Our principal executive offices are located at Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing where we lease approximately 3,461 square meters of office space. We have 24 other office locations in China, including Shanghai, Guangzhou, Xian, Xiamen, Zhengzhou, Chengdu, Shijiazhuang, Shenyang, Nanjing, Dalian, Harbin, Wuxi, Changzhou, Wuhan, Changsha, Dongguan, Nanning, Liuzhou Changchun, Tianjin, Yichang, Chongqing, Jinan, and Shenzhen. We own one property in Xiamen with a gross floor area of 1,258 square meters and another property in Beijing with a gross floor area of 373 square meters, and we lease properties in all other cities with an aggregate gross floor area of 4,899 square meters. We use all these properties as office space for our employees. The aggregate rent for all our offices is RMB747,421 (USD109,461) per month.

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

We provide our software and software-related solutions to our clients predominately on a project-by-project basis, and charge an all inclusive fee for each project. Previously, these contracts were recognized under the heading of IT Solutions and Services, however, in this 20-F and going forward they will be classified under Software & Solutions.

We charge Platform Services based on material and service cost plus certain margin. Previously, these contracts were recognized under the heading of Systems Integration, however, in this 20-F and going forward they will be classified under Platform & Maintenance Services and in the sub-category of Platform Services.

We also provide IT maintenance and support services to our clients as well as limited agency services, in which we source third-party IT equipment from other system integrators and charge clients on a commission basis. Previously, these contracts were recognized under the heading of IT Solutions and Services, however, in this 20-F and going forward they will be classified under Platform & Maintenance Services and in the sub-category of Maintenance & Ancillary Services.

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

We have one operating segment, we track our revenues by types and did not track expenses, operating income, or net income by revenue streams.

Our revenues was RMB380.4 million (USD 55.7 million) in 2009 as compared to RMB676.8 million in 2008 and RMB435.5 million in 2007, primarily due to a decrease in Platform & Maintenance Service of RMB325.7million (USD 47.7 million) in 2009.

•	Our Software & Solutions revenue grew from RMB192.4 in 2007 to RMB263.9 million in 2008 and to RMB281.9 million (USD 41.3 million) in 2009, representing a CAGR of 21.0%.

•	Our Platform & Maintenance Services revenue decreased to RMB72.6 (USD10.6 million) in 2009 from RMB398.3 million in 2008 and from RMB239.5 million in 2007.

•	Our POS business was established in 2007 and revenues grew from RMB3.6 million in 2007 to RMB14.6million in 2008 and to RMB25.9 million (USD3.8 million) in 2009, representing a CAGR of 166.6%.

•	As a result our gross margins were 36.2% in 2007, 33.6% in 2008 and 46.1% in 2009.

Our net loss was RMB 4.2 million (USD0.6 million) in 2009 as compared to the net income of RMB66.7 million in 2007 and RMB81.0 million in 2008.

Our growth has been and will continue to be driven in large part by the sales of our solutions and services to our banking clients. We expect our sales of solutions and services to Joint-Stock banks and SMBs to continue to increase at a faster pace than our sales to the Top Four banks. Our past growth has been partly attributable to the acquisitions we made in 2007 as well as our acquisition of e-Channels in November 2006. We expect to continue to grow both organically and through acquisitions.

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

Factors affecting our industry

Growth of the banking industry in China and the need for third-party IT services providers

Our growth has been attributable to the rapid development of China’s banking industry. China’s banking industry has undergone significant reforms and modernization in recent years in order to manage the challenges associated with a rapidly developing economy and to fulfill China’s requirements as a WTO member. As part of such efforts, since 2005, a number of Chinese banks have listed their shares on the international stock exchange, including ICBC, which is the largest IPO to date, China Construction Bank, and Bank of China.

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

We began to shift our business focus to Software & Solutions in 2006. We currently typically only provide Platform & Maintenance Services as part of a larger client engagement that includes Software & Solutions, or if we anticipate that the Platform & Maintenance Services component will lead to future Software & Solutions revenue from the same client. As a result of these factors, our revenues from Platform & Maintenance Services as a percentage of total revenues on a net basis was 16.8% in 2009, 25.0% in 2008 and 22.8% in 2007. Our gross margins on a gross basis have therefore fluctuated in line with our revenue mix and were 46.1% in 2009 compared to 33.6% in 2008and 36.2% in 2007. We intend to continue to focus on providing Software & Solutions, and expect the percentage of our revenues from Platform & Maintenance Services to gradually decrease.

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

Client composition

In 2006, our clients were primarily China’s Top Four banks. Beginning in 2007, we have gradually expanded our client base to include more Joint-Stock banks as well as SMBs. The percentage of our revenues derived from Joint-Stock banks accounted for 11.4% in 2007, 15.9% in 2008 and 26.8% in 2009. At the same time, SMBs represented the following percentages of our revenues 16.3% in 2007, 17.1% in 2008 and 22.1% in 2009.

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

Success of our new business initiatives

We launched the POS business in early 2007 and as of the end of 2009 had deployed 23,269 terminals. For a complete description of this business, see “Item 4 – Information on the Company – B. Business overview – POS Merchant Acquiring Services.” As we bear the initial sales and marketing costs as well as the capital expenditure relating to the deployed POS terminals, while revenues from this business, which directly relate to the value transacted through each deployed POS terminal, take time to ramp up, this business is expected to negatively affect our results of operations until 2011.

In addition, we have recently started to provide our online banking solutions and services in a per-transaction or per-user based revenue model rather than our traditional project-based revenue model, which, similar to our POS business, requires significant initial capital expenditures while revenues will take time to ramp up. We expect that these new business initiatives will bring us revenue predictability and stability in the long-run.

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

Revenue recognition

The Company generates revenues primarily from Software & Solutions, Platform & Maintenance Services and POS services. Revenue is recognized as follows:

(i) Software & Solutions–they mainly consist of services including implementation, customization, training, consulting and post-contract customer support (“PCS”). Revenue from software and solutions services is generated primarily from customer orders in which customers purchase bundled solutions that include the Company’s software or software system and services, and third party hardware. Our bundled solutions generally require significant production, modifications, or customization of software or software system, contract accounting is therefore applied in accordance with ASC Topic 605-35, Construction-Type and Production-Type Contracts, and ASC Topic 985-605, Software - Revenue Recognition. Based on our fact pattern, we apply the percentage-of-completion method of revenue recognition to account for the bundled solutions to the period from the start of the significant production, modification, or customization through to the last element delivered, which is the end of the PCS service period. Labor costs and direct project expenses are used to determine the stage of completion. Revisions in estimated contract profits are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made for anticipated losses on uncompleted contracts.

In a typical bundled solutions contract that includes PCS, the Company generally offers the PCS to customers for one year. In limited circumstances, the Company would offer PCS for more than one year.  In dealing with one-year PCS, the Company follows ASC Topic 985-605 to recognize PCS revenue upon delivery of the software & solutions, as it considers that (i) the PCS fee is included with the initial solution service fee; (ii) the PCS included with the initial solution service is for one year or less; (iii) the estimated cost of providing PCS during the arrangement is insignificant and (iv) unspecified upgrades/enhancements offered during the PCS arrangements historically have been and are expected to continue to be minimal and infrequent.  In dealing with bundled solutions contract that include multi-year PCS, the Company recognizes the revenue from the bundled solutions services using the percentage-of-completion method as mentioned above.

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

(ii) Platform & Maintenance Services–Platform & Maintenance Services consist of system integration service, agency sales and maintenance services. System integration services mainly consist of value added services of planning, designing, installing, integrating and testing of hardware sold to customers.  Revenue from system integration services is recognized in accordance with FASB ASC Topic 605, Revenue Recognition, when the following conditions are all met:  persuasive evidence of an arrangement exists, system integration services have been rendered and products have been delivered and accepted, the price is fixed or determinable and, collectibility is reasonably assured. Customer’s acknowledgement evidences their acceptance of the system integration work being completed at which time revenue is recognized. The contract revenue and related costs are deferred if the customer’s acknowledgement is not obtained.

Revenue from sales of IT equipment and software to the end users, which are limited to passing the IT equipment and software from vendors to end users, is treated as agency sales. The Company records the net difference between the amount it bills to end users and the fees charged by third party vendors as revenue. The Company considers the criteria set out in ASC Topic 605-45, Principal Agent Considerations, in determining whether it should recognize such revenues at gross or net of revenue. The Company believes that based on its arrangement with the system integrators, end users (banks) and the third party IT manufacturers, the net approach is appropriate as the Company is not the primary obligor to the end users, does not take general inventory risk, does not have latitude in establishing price and does not have discretion in supplier selection with respect to the IT equipment or software delivered to end users.

Maintenance service revenue is recognized ratably over the maintenance period.

(iii) POS service–POS service is a business process outsourcing service, including merchant acquisition, deployment, installation and maintenance of POS terminals, merchant training and technical support. POS revenue is recognized in accordance with ASC Topic 605, when the following conditions are all met: persuasive evidence of an arrangement exists, service is performed, the price is fixed or determinable and, collectibility is reasonably assured.

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

Impairment of long-lived assets

The Company evaluates for impairment its long-lived assets to be held and used, including properties and equipment, intangible assets and other non-current assets, when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable in accordance with ASC Topic 360, Property, Plant and Equipment, or ASC Topic 350-30, General Intangibles Other than Goodwill, or ASC Topic 340, Other Assets and Deferred Costs. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimate undiscounted future cash flows expected to be generated by the asset.  If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value.

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

Capitalization of internal software development costs

Internal development of software products is accounted for in accordance with ASC Topic 985-20, Costs of Software to be Sold, Leased, or Marketed. ASC Topic 985-20 requires that the cost of developing software be expensed prior to establishing technological feasibility and those costs be capitalized once technological feasibility has been established. Capitalization ceases upon general release of the software. The determination of whether internal software development costs are subject to capitalization is, by its nature, highly subjective and involves significant judgments. This decision could significantly affect earnings during the development period. Also, judgement is required in determination of no significant subsequent testing cost will be incurred after the capitalization of software development costs. Further, once capitalized, the software costs are generally amortized on a straight-line basis over the estimated economic life of the product. The determination of the expected useful life of a product is highly judgmental. Finally, capitalized software costs must be assessed for realizability at the end of each reporting period.

Pre-contract costs

Due to the business environment in which the Company operates, it is common practice that the Company commences the software development or IT consulting project for its banking clients without commercial contracts being signed. If the contracts are not obtained during the reporting period where implementation costs have been incurred, the Company defers revenue recognition for the related contracts until contracts are obtained. In accordance with ASC Topic 720-15, Start-Up Costs, costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained, including cost of equipment, direct labour costs, and other ancillary costs, are deferred until receipt of the signed contract, and are then included in contract costs or inventory.  Such deferred costs, subject to their not being related to costs of start-up activities, are evaluated periodically for probability of recoverability.  If deemed unrecoverable, deferred costs are expensed to operating expenses.

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

In accordance with ASC Topic 350, Goodwill, the impairment evaluation of goodwill is conducted annually, or more frequently, if events or changes in circumstances indicate that an asset might be impaired. The evaluation is performed by using a two-step process. In the first step, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is generally determined on the basis of discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of the second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and are consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions. Although we believe the historical assumptions and estimates we have made are reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results. We did not recognized any impairment charges in fiscal 2009, 2008 or 2007.

A reporting unit is an operating segment, or one unit below. The component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. In the fiscal 2009, 2008 and 2007 we operated in one reporting segment. We have two reporting units which are two components below the operating segment:  1) component including revenue streams “Software & Solutions” and “Platform & Maintenance Services”; and 2) component comprising the revenue stream “POS”.

Events or changes in facts and circumstances that we consider as impairment indicators include but are not limited to the following:
• significant underperformance of our business relative to expected operating results;
• significant adverse economic and industry trends;
• significant decline in our market capitalization for an extended period of time relative to net book value; and
• expectations that a reporting unit will be sold or otherwise disposed.

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

RECENTLY ISSUED ACCOUNTING STANDARDS

Recently Adopted Accounting Pronouncements

In May 2009, the FASB issued ASC Topic 855-10, Subsequent Events (“ASC 855-10”). ASC 855-10 provides general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855-10 is applicable for interim or annual periods after June 15, 2009.  The Company adopted this amended topic effective July 1, 2009.

In June 2009, the FASB issued SFAS No. 168, The ‘FASB Accounting Standards Codification’ and the Hierarchy of Generally Accepted Accounting Principles, which is codified as ASC Topic 105 (“ASC 105”). ASC 105 establishes the “FASB Accounting Standards Codification” ( “Codification”), which officially launched July 1, 2009, to become the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification. Generally, the Codification is not expected to change U.S. GAAP. All other accounting literature excluded from the Codification will be considered non-authoritative.  ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has adopted ASC 105 for the year ending March 31, 2010. The adoption of this Statement will not impact the results of operations or financial position, as it only required disclosures. Beginning with this Annual Report on Form 10-K for March 31, 2010, and in all filings thereafter, references to Financial Accounting Standards that have been codified in the FASB Accounting Standards Codification have been replaced with references to the appropriate guidance in the Codification.

In December 2009, the FASB issued ASU 2010-02, Accounting and Reporting for Decreases in Ownership of a Subsidiary - a Scope Clarification, under ASC Topic 810, Consolidation. This update provides amendments to ASC Subtopic 810-10 and related guidance within U.S. GAAP to clarify the scope of the decrease in ownership provisions of the Subtopic and related guidance. The amendments in ASU 2010-02 also clarify that the decrease in ownership guidance does not apply to certain transactions even if they involve businesses. The amendments were effective for transactions occurred after December 15, 2009. The adoption of ASU No. 2010-02 did not have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU 2010-04, Accounting for Various Topics—Technical Corrections to SEC Paragraphs (SEC Update). The adoption of ASU 2010-04 did not have a material impact on the Company’s consolidated financial statements.

  In February 2010, the FASB issued ASU No. 2010-09, “Subsequent Events (Topics 855): Amendments to certain Recognition and Disclosure Requirements.” An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. This change alleviates potential conflicts between the ASC and the SEC’s requirements. In addition, the scope of the “reissuance” disclosure requirements is refined to include revised financial statements only. This update was effective February 24, 2010. The adoption of ASU No. 2010-09 did not have a material impact on the Company’s financial statements.

RECENT ACCOUNTING PRONOUCEMENTS NOT YET ADOPTED

In October 2009, the FASB amended the Accounting Standards Codification (“ASC”) as summarized in ASU 2009-14, Software (ASC Topic 985): Certain Revenue Arrangements That Include Software Elements, and ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements. As summarized in ASU 2009-14, ASC Topic 985 has been amended to remove from the scope of industry specific revenue accounting guidance for software and software related transactions, tangible products containing software components and non-software components that function together to deliver the product’s essential functionality. As summarized in ASU 2009-13, ASC Topic 605 has been amended (1) to provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) to require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price; and (3) to eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method. The accounting changes summarized in ASU 2009-14 and ASU 2009-13 are both effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. The Company is currently evaluating the impact of ASU 2009-13 and ASU 2009-14, if any, that they may have on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06 (ASU No. 2010-06), Improving Disclosure about Fair Value Measurements, under ASC Topic 820, Fair value Measurements and Disclosures, to improve and provide new disclosures for recurring and nonrecurring fair value measurements under the three-level hierarchy of inputs for transfers in and out of Levels 1 and 2, and activity in Level 3.  This update also clarifies existing disclosures of the level of disaggregation for the classes of assets and liabilities and the disclosure about inputs and valuation techniques. ASU No. 2010-06 new disclosures and clarification of existing disclosure is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for financial statements issued for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  The Company is currently accessing the impact, if any, of ASU No. 2010-06 disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements the Company’s consolidated financial statements.

In February 2010, the FASB issued ASU No. 2010-08, Technical Corrections to Various Topics. This update’s purpose is to eliminate GAAP inconsistencies, update outdated provisions, and provide needed clarifications. The company does not expect the adoption of ASU No. 2010-08 will have a material impact on the Company’s consolidated financial statements.

A. Operating Results.

The following table sets forth a summary of our consolidated statement of operations for the periods indicated. The operation results of any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	USD	%
	(in thousands, except percentages)
Revenues	435,519	100.0	676,819	100.0	380,364	55,705	100.0
Cost of revenues	(277,826)	(63.8)	(449,277)	(66.4)	(204,975)	(30,019)	(53.9)
Gross profit	157,693	36.2	227,542	33.6	175,389	25,686	46.1
Operating expenses
Research and development expenses	(8,370)	(1.9)	(10,148)	(1.5)	(13,828)	(2,025)	(3.6)
Selling and marketing expenses	(29,053)	(6.7)	(49,383)	(7.3)	(53,822)	(7,882)	(14.1)
General and administrative expenses	(50,668)	(11.6)	(95,425)	(14.1)	(126,492)	(18,525)	(33.3)
Total operating expenses	(88,091)	(20.2)	(154,956)	(22.9)	(194,142)	(28,432)	(51.0)
Income (Loss) from operations	69,602	16.0	72,586	10.7	(18,753)	(2,746)	(4.9)
Other income (expenses)	4,453	1.0	(3,840)	(0.6)	3,108	455	0.8
Income (Loss) before non-controlling interests and income taxes	74,055	17.0	68,746	10.2	(15,645)	(2,291)	(4.1)
Income tax (expenses) benefit	(5,528)	(1.3)	9,538	1.4	7,730	1,132	2.0
Income (Loss) before non-controlling interests	68,527	15.7	78,284	11.6	(7,915)	(1,159)	(2.1)
Non-controlling interests	(1,813)	(0.4)	2,711	0.4	3,715	544	1.0
Net income (loss)	66,714	15.3	80,995	12.0	(4,200)	(615)	(1.1)
REVENUES

 In 2007, 2008 and 2009, our overall revenues amounted to RMB435.5 million, RMB676.8 and RMB380.4 million (USD55.7 million), respectively. We categorize our revenues by source as Software & Solutions, Platform & Maintenance Services and POS Merchant Acquiring Services.

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

Software & Solutions is the focus of our core business. Software & Solutions revenue as a percentage of our revenues accounted for 44.2% in 2007, 39.0% in 2008 and 74.1% in 2009. We expect that Software & Solutions revenue will be our primary area of revenue growth in the near future, and its percentage of our revenues will continue to increase over time.

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

Platform & Maintenance Services have been historically a major part of our business. However, we increase the breadth of our IT capabilities and our service strength; we have been focusing on our Software & Solutions business, which have higher margins and greater long-term potential. We currently provide Platform & Maintenance Services as a component of a larger client engagement that includes Software & Solutions projects, or if we anticipate that the Platform & Maintenance Services project will lead to future Software & Solutions projects from the client. Platform & Maintenance Services revenue as a percentage of our revenues accounted for 55.0% in 2007, 58.9% in 2008, and 19.1% in 2009. Platform & Maintenance Services revenue decreased in 2009 due to bank demand for third-party hardware remained weak with year over year comparisons influenced by the high base from aggressive Olympic spending in 2008. We expect to gradually reduce Platform & Maintenance Services as a percentage of our revenues

POS Merchant Acquiring Services

Our POS business generate revenues as consumers make payment transactions using credit card, debit card or prepaid store card on the POS terminals we deployed. As we receive a percentage of the payment processing fees paid to our collaborating banks, we record revenues as the services are provided. POS revenue as a percentage of our revenues accounted for 0.8% in 2007, 2.1% in 2008 and 6.8% in 2009. As we increase the number of our collaborating banks and the number of POS terminals deployed, we expect our revenues from POS acquiring business to increase.

Revenues by sources

The following table sets forth our revenue sources, as recognized on a net basis, and the corresponding percentage relative to our total revenues for the periods indicated.

	For the Year Ended December 31,
	2007& lt; /font>		2008			2009
Revenues by sources	Amount	% of total	Amount	% of total	% change from 2007	Amount		% of total	% change from 2008
	RMB	%	RMB	%	%	RMB	USD	%	%
	(in thousands, except percentages)
Software & Solutions	192,383	75.8	263,881	71.1	37.2	281,894	41,284	76.2	6.8
POS	3,644	1.4	14,622	3.9	301.3	25,895	3,792	7.0	77.1
Platform & Maintenance Services	57,815	22.8	92,677	25.0	60.3	62,061	9,089	16.8	(33.0)
Total	253,842	100.0	371,180	100.0	46.2	369,850	54,165	100.0	(0.4)

When recognizing our revenues on a net basis, we had a CAGR of 20.7% from 2007 to 2009, including a CAGR of  21.0% for Software&Solutions and a CAGR of 166.6% for POS. We have included a net basis representation of our revenues since the majority of the Platform & Maintenance Services revenues are simply pass-through costs related to the price of third-party software or hardware and have little relationship to the overall health of our business. The change only affects our Platform & Maintenance Services presentation.  When recognized on a gross basis, a decrease of total revenue is RMB3.0 million (USD0.4 million) from 2008 to 2009, as shown in the table below.

	For the Year Ended December 31,
	2007		2008			2009
Revenues by sources	Amount	% of total	Amount	% of total	% change from 2007	Amount		% of total	% change from 2008
	RMB	%	RMB	%	%	RMB	USD	%	%
	(in thousands, except percentages)
Software & Solutions	192,383	44.2	263,881	39.0	37.2	281,894	41,284	74.1	6.8
POS	3,644	0.8	14,622	2.1	301.3	25,895	3,792	6.8	77.1
Platform & Maintenance Services	239,492	55.0	398,316	58.9	66.3	72,575	10,629	19.1	(81.8)
Total	435,519	100.0	676,819	100.0	55.4	380,364	55,705	100.0	(43.8)

Software & Solutions revenue by solution type

We provide different types of software-related solutions, including Channel Solutions, Management Solutions and Business Solutions. We experienced rapid growth in Channel Solutions and Business Solutions from 2007 to 2009. The following table sets forth our Software & Solutions revenue by solution type.

	For the Year Ended December 31,
	2007		2008			2009
Software & Solutions revenue by type	Amount	% of total	Amount	% of total	% change from 2007	Amount		% of total	% change from 2008
	RMB	%	RMB	%	%	RMB	USD	%	%
	(in thousands, except percentages)
Channel Solutions	49,365	25.7	97,748	37.0	98.0	131,660	19,282	46.7	34.7
Management Solutions	97,494	50.7	93,850	35.6	(3.7)	71,306	10,443	25.3	(24.0)
Business Solutions	45,524	23.6	72,283	27.4	58.8	78,928	11,559	28.0	9.2
Total	192,383	100.0	263,881	100.0	37.2	281,894	41,284	100.0	6.8

Revenues by client types

Our clients are primarily China’s banks; however, we also provide IT-related solutions and services to certain non-banking clients, such as government agencies and other corporations when such market demand arises. However, we generally do not actively market our solutions and services to these clients and we do not consider them as our core clients.

The following table sets forth our revenues by client types:

	2007		2008			2009
Revenues by client type	Amount	% of total	Amount	% of total	% change from 2007	Amount		% of total	% change from 2008
	RMB	%	RMB	%	%	RMB	USD	%	%
	(In thousands,except percentages)
Top Four Banks (Tier I)	266,127	61.1	381,853	56.4	43.5	138,692	20,312	36.5	(63.7)
Joint-Stock Banks (Tier II)	49,757	11.4	107,341	15.9	115.7	102,108	14,954	26.8	(4.9)
SMBs (Tier III) and Other Banks(1)	70,883	16.3	115,784	17.1	63.3	84,216	12,333	22.1	(27.3)
Other(2)	48,752	11.2	71,841	10.6	47.4	55,348	8,106	14.6	(23.0)
Total	435,519	100.0	676,819	100.0	55.4	380,364	55,705	100.0	(43.8)
(1)	Includes PBOC, policy banks and foreign banks.
(2)	Includes mostly platform revenues from security brokage companies and telecom companies, and software revenues subcontracted from third parties, whose end customers are also banks in China

We provide Software & Solutions primarily to Top Four banks, in particular China Construction Bank. In 2007, 2008 and 2009, our revenues from China Construction Bank, our largest client, amounted to RMB257.8 million, RMB327.8 million and RMB 120.7 million (USD17.7 million), respectively, and accounted for 59.2%,47.8% and 31.7%, respectively, of our total revenues. Our contracts with China Construction Bank were signed separately with different departments within the bank group, branches at the provincial level and headquarters and we consider each of them effectively separate clients, since the decision makers and budgets are unrelated. China Construction Bank has been our client since 1999, and we have maintained a good relationship with various organizations within the bank.

Starting in 2007, we have actively expanded our client base to include more Joint-Stock banks and SMBs, both through organic growth and through acquisitions of companies with clients in those segments. As a result, revenues from our Joint-Stock bank clients increased by RMB52.3 million, from RMB49.8 million in 2007 to RMB102.1 million (USD15.0 million) in 2009, and their percentage of our total revenues increased from 11.4% in 2007 to 15.9% in 2008 and to 26.8% in 2009. Furthermore, our revenues from SMBs and other banks increased by RMB13.3million from RMB70.9 million in 2007 to RMB84.2 million (USD12.3 million) in 2009, and their percentage of our total revenues increased from 16.3% in 2007 to 17.1% in 2008 and to 22.1%in 2009.

The following table sets forth our Software & Solutions revenue by client type for the periods indicated.

	2007		2008			2009
Software & Solutions by client type	Amount	% of total	Amount	% of total	% change from 2007	Amount		% of total	% change from 2008
	RMB	%	RMB	%	%	RMB	USD	%	%
	(In thousands, except percentages)
Top Four Banks (Tier I)	96,947	50.4	119,455	45.3	23.2	121,551	17,802	43.2	1.8
Joint-Stock Banks (Tier II)	25,530	13.3	65,562	24.8	156.8	59,283	8,682	21.0	(9.6)
SMBs (Tier III)and Other Banks(1)	55,263	28.7	42,999	16.3	(22.2)	75,050	10,991	26.6	74.5
Other(2)	14,643	7.6	35,865	13.6	144.9	26,010	3,809	9.2	(27.5)
Total	192,383	100.0	263,881	100.0	37.2	281,894	41,284	100.0	6.8
(1)	Includes PBOC, policy banks and foreign banks.
(2)	Includes mostly platform revenues from security brokage companies and telecom companies, and software revenues subcontracted from third parties, whose end customers are also banks in China..

From 2008 to 2009, our Software & Solutions revenue from SMBs grew at 74.5%, which is much faster than our total revenue growth because we focused on providing Software & Solutions to these bank clients. As a result, our percentage of Software & Solutions revenue from SMBs increased to 26.6% in 2009, compared to 16.3% in 2008, while Joint stock banks focused in 2009 on acquiring hardware. This caused our percentage of Software & Solutions from Joint stock banks decreased to 21.0%, compared to 24.8% in 2008.

As we further penetrate into Joint-Stock banks and SMBs, we expect our revenue contributions from these clients to continue to increase, in particular revenues from Software & Solutions, resulting in further optimization of our revenue mix. Meanwhile, we expect our revenue concentration on Top Four banks and China Construction Bank to continue to decline.

COST OF REVENUES

Our cost of revenues includes costs directly attributable to revenues. Our overall cost of revenues on a gross basis decreased 54.4% to RMB205.0 million (USD30.0 million) in 2009, compared to RMB449.3 million in 2008 primarily due to the decrease in platform services revenue. The following table sets forth our cost of revenues by revenue source for the periods indicated on a gross basis.

	For the Year Ended December 31,
	2007		2008		2009
Cost of revenues	Amount	% of total	Amount	% of total	Amount		% of total
	RMB	%	RMB	%	RMB	USD	%
	(in thousands, except percentages)
Software & Solutions	(82,621)	29.7	(118,167)	26.3	(156,678)	(22,946)	76.4
POS	(1,088)	0.4	(9,157)	2.0	(13,642)	(1,998)	6.7
Platform & Maintenance Services	(194,117)	69.9	(321,953)	71.7	(34,655)	(5,075)	16.9
Total	(277,826)	100.0	(449,277)	100.0	(204,975)	(30,019)	100.0

Our cost of revenues on a net basis grew from RMB96.1 million in 2007 to RMB143.6 million in 2008 and to RMB194.5 million (USD28.5 million) in 2009, representing a CAGR of 42.2%, including a CAGR of 37.7% for Software & Solutions and a CAGR of 39.3% for Platform & Maintenance Services. We have included a net basis representation to reflect our costs and distinguishes between our own costs and the cost of third-party hardware and software. Below are our costs of revenues as recognized on a net basis.

	For the Year Ended December 31,
	2007		2008		2009
Cost of revenues	Amount	% of total	Amount	% of total	Amount		% of total
	RMB	%	RMB	%	RMB	USD	%
	(in thousands, except percentages)
Software & Solutions	(82,621)	85.9	(118,167)	82.3	(156,678)	(22,946)	80.6
POS	(1,088)	1.1	(9,157)	6.4	(13,642)	(1,998)	7.0
Platform & Maintenance Services	(12,440)	13.0	(16,314)	11.3	(24,140)	(3,535)	12.4
Total	(96,149)	100.0	(143,638)	100.0	(194,460)	(28,479)	100.0

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

POS Merchant Acquiring Services

Cost of revenues for our POS business is comprised primarily of services cost and depreciation of POS terminals we deployed and the consumables, and they are generally in proportion to the number of POS terminals we deploy. We grew our deployed terminal base from 21,300 in 2008 to 23,269 in 2009, which caused our costs to grow from RMB9.2 million in 2008 to RMB13.6 million (USD2.0 million) in 2009. During this period, our gross margin grew from 37.4% in 2008 to 47.3% in 2009 due to our focus on quality merchants and higher yielding terminals.

GROSS PROFIT AND GROSS MARGIN
The following table sets forth our gross profit and gross margin for the periods indicated on a net basis.

	For the Year Ended December 31,
	2007		2008		2009
	Gross profit	Gross margin	Gross proft	Gross margin	Gross proft		Gross margin
	RMB	%	RMB	%	RMB	USD	%
	(in thousands, except percentages)
Software & Solutions	109,762	57.1	145,714	55.2	125,216	18,338	44.4
POS	2,556	70.1	5,465	37.4	12,252	1,794	47.3
Platform & Maintenance Services	45,375	78.5	76,363	82.4	37,922	5,554	61.1
Total	157,693	62.1	227,542	61.3	175,390	25,686	47.4

Our overall gross margin as recognized on a net basis in 2009 decreased to 47.4% from 61.3% in 2008, mainly due to the decrease of gross margin in Software & Solutions, which was 44.4% in 2009 compared to 55.2% in 2008. When recognized on a gross basis, as shown in the table below, our gross margin is more volatile due to our revenue mix since Platform & Maintenance Services has a much lower gross margin as compared to Software & Solutions.

	For the Year Ended December 31,
	2007		2008		2009
	Gross profit	Gross margin	Gross proft	Gross margin	Gross proft		Gross margin
	RMB	%	RMB	%	RMB	USD	%
	(in thousands, except percentages)
Software & Solutions	109,762	57.1	145,714	55.2	125,216	18,338	44.4
POS	2,556	70.1	5,465	37.4	12,252	1,794	47.3
Platform & Maintenance Services	45,375	18.9	76,363	19.2	37,921	5,554	52.3
Total	157,693	36.2	227,542	33.6	175,389	25,686	46.1

Our gross margin in Software & Solutions in 2009 decreased greatly mainly due to three reasons: (1) Four projects that were close to 100% complete were cancelled due to variety of customer reasons beyond our control; (2) lack of license sales of our own proprietary software products; and (3) There are eight projects with new banking customers with lower margins than normal. We were willing to continue on with these projects because the customers will be strategically important to Yucheng. With those projects mostly behind us, we expect major projects from those customers in 2010.

OPERATING EXPENSES

Our operating expenses consist of research and development expenses, selling and marketing expenses and general and administrative expenses. Our operating expenses increased 25.3% from RMB155.0 million in 2008 to RMB194.1 million (USD28.4 million) in 2009, primarily due to increase in general and administrative and selling and marketing expenses, which will be analyzed in greater detail in the following section. The following table sets forth our operating expenses for the periods indicated.

	For the Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	USD
	(in thousands)
Research and development	(8,370)	(10,148)	(13,829)	(2,025)
Selling and marketing	(29,053)	(49,383)	(53,821)	(7,882)
General and administrative	(50,668)	(95,425)	(126,492)	(18,525)
Total	(88,091)	(154,956)	(194,142)	(28,432)

Research and development expenses

R&D expenses consist primarily of staff costs, which include salaries, bonuses and benefits for research and development personnel. R&D expenses also include travel expenses of our research and development personnel as well as depreciation of hardware equipment and software tools and other materials used in our research and development activities. We capitalize certain internal software development expenses after technological feasibility is established, which are amortized according to its estimated useful life. Our internal software development expenses amounted to RMB10.7 million as of the end of  2007, RMB13.7 million as of the end of 2008 and RMB22.2 million (USD3.3 million) as of the end of 2009, of which RMB2.3 million, RMB3.6 million and RMB8.4 million (USD1.2 million) were capitalized in 2007, 2008 and 2009, respectively. The capitalized amounts will be amortized according to its useful life. We also incur significant R&D related costs in connection with our client projects, which we record as cost of revenues for the client projects rather than R&D expenses.

Our R&D expenses increased significantly in 2007, primarily due to an expansion of our R&D staff resulting from the acquisition of e-Channels in November 2006 and the additional acquisitions in 2007. The number of our R&D personnel totaled 35 in 2007, 40 in 2008 and 52 in 2009. Our depreciation and amortization costs also increased significantly in 2009 due to increased R&D activities in 2008 and in 2007. We expect our R&D expenses to continue to increase as we further expand our solution and service offerings. Our R&D expenses as a percentage of our Software & Solutions revenues were 4.4% in 2007, 3.8% in 2008 and 4.9% in 2009.

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

Our total sales and marketing expenses were RMB29.1 million, RMB49.4 million and RMB53.8 million (USD7.9 million) for 2007, 2008 and 2009 respectively. Our overall selling and marketing expenses as a percentage of revenues increased from 7.3% in 2008 to 14.1% in 2009, mainly due in part to the decrease in our revenues and in part to the increase in our selling and marketing expenses. Our selling and marketing expenses increased by 9% from RMB49.4 million in 2008 to RMB53.8 million (USD7.9million) in 2009, primarily due to the increase in personnel cost. Other selling and marketing expenses, such as those associated with business development activities, travel expenses and entertainment expenses also grew faster than our revenues.

We expect our selling and marketing expenses to continue increase with revenues as we expand our product offerings and revenues, and in particular as we continue to expand our POS merchant acquiring business.

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for administrative personnel, such as personnel in our management, finance and accounting, legal and human resource functions, their travel expenses and other expenses for general administrative functions, costs for professional services, including legal, tax and accounting services, and allocation of overhead costs to general and administrative functions, such as rent, communication and depreciation. Our general and administrative expenses also include amortization of intangible assets relating to our acquisition of e-Channels, which amounted to RMB9.2 million and was completely amortized as of December 31, 2009.

Our general and administrative expenses were RMB50.7 million in 2007, RMB95.4 million in 2008 and RMB126.5 million (USD18.5 million) in 2009 respectively. Our general and administrative expenses increased 32.6% from RMB95.4 million in 2008 to RMB126.5 million (USD18.5million) in 2009, primarily due to a number of reasons : (1) We have made impairment on receivables of RMB18.3 million (USD2.7 million) in 2009. (2) Our rent expenses increased by RMB3.3 million from 2008 to 2009 while our branch offices increased from 19 in 2008 to 24 in 2009. (3) expenses spent on IT system buildup to improve our management efficiency.

Almost all of the bad debt charge in 2009 can be divided into two categories: (1) receivables related to projects that we inherited from the Easycon and Sunrisk acquisitions we made in 2007. The requirement of those projects were not well defined, coupled with the fact that personnel from both customers and sales people changed a number of times. We tried to resolve the issues with those projects in the past three years without significant progress. To our best judgment of the situation, it is unlikely we will be able to collect the receivables; and (2) a significant transaction related to a first time non-banking customer. We only received the first payment of the project after fulfilled our obligations. When the customer failed to secure its own end customer, it became apparent that we will not be able to collect the remaining payment.

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

	2007	2008	2009
	RMB	RMB	RMB	USD

Value-added tax refund for software products sold	2,554	4,318	3,920	574
Technology subsidy	3,303	1,314	395	58
Business tax and surcharges refund	1,460	-	60	9
Others	-	531	30	4
Total	7,317	6,163	4,405	645

INCOME FROM OPERATIONS

As a result of the foregoing, our income from operations was RMB69.6 million in 2007, RMB72.6 million in 2008 and loss from operations was RMB18.8 million (USD2.8 million) in 2009 and our operating margin decreased to -4.9% in 2009 from 10.7% in 2008.

Other income (expenses)

Total other income was RMB3.1 million (USD0.5million) in 2009 as compared to total other expense of RMB3.8 million in 2008, primarily due to an increase in investment income of RMB1.7 million and an increase in other income of RMB7.7 million.

Non-controlling interests

Non-controlling interests amounted to RMB-3.7 million (USD-0.5 million) in 2009 as compared to RMB -2.7 million in 2008, primarily due to the net losses occurred from Sunrisk business.

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

In 2005, 2006 and 2007, our PRC subsidiaries were taxed according to the old enterprise income tax regime, which prescribed a statutory enterprise income tax rate of 33%. However, the old enterprise income tax regime provided for preferential tax treatments to various enterprises, such as for foreign invested enterprises, software enterprises or high-tech enterprises, in the forms of preferential income tax rates or fixed-period tax holidays. Enterprises entitled to tax holidays are either exempted from paying income taxes or pay income taxes at a beneficial rate during the holiday period. The preferential tax rate and the tax holidays can be applied at the same time to the same enterprise. A number of our PRC subsidiaries had enjoyed preferential income tax rates and/or the various tax holidays under the old enterprise income tax regime. Under the new enterprise income tax regime, some of our subsidiaries reacquired the high-tech enterprises qualifications and continued enjoying the preferential income tax rate and /or the tax holidays. As a result, our income tax expenses were RMB5.5 million, RMB-9.5 million and RMB-7.7 million (USD-1.1 million) , and our effective tax rate was 7.5%, -13.9% and -49.4% in 2007, 2008 and 2009, respectively. Without the preferential income tax rate and the tax holiday, our income tax expenses would have been RMB23.6 million, RMB21.7 million and RMB-2.1 million (USD-0.3 million) in 2007, 2008 and 2009, respectively.

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

Income tax expenses

Income tax expenses were RMB-7.7 million (USD-1.1 million) in 2009 compared with RMB-9.5 million in 2008 and RMB5.5 million in 2007. Our effective tax rate was -49.4% in 2009 compared with -13.9% in 2008 and 7.5% in 2007.

NET INCOME

As a result of the previous factors, our net income decreased from RMB81.0 million in 2008 to RMB-4.2 million (USD-0.6 million). The corresponding net margin was 12.0% in 2008 and -1.1% in 2009. Our net income was RMB66.7 million in 2007 and the corresponding net margin was 15.3% in 2007.

INFLATION

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 4.8% , 5.9% and -0.7% in 2007, 2008 and 2009, respectively. Given the volatility and uncertainty, we cannot make any assurances that we will not be adversely affected by inflation and/or deflation in the future.

B.    Liquidity and capital resources.

LIQUIDITY AND CAPITAL RESOURCES

We have historically financed our operations through sales of equity interests, bank loans and cash generated from operations. For the years ended December 31, 2007, 2008 and 2009, our operating activities, acquisitions and strategic investment have been our principal uses of cash. As of December 31, 2009, we had RMB246.6 million (USD36.1 million) in cash and cash equivalents, consisting of cash on hand and bank deposits with original maturity of three months or less.

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

The following table sets forth our outstanding borrowings as of the dates indicated.

	For the Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	USD
	(in thousands)
Short-term bank borrowings	35,000	60,000	80,000	11,716
Current portion of long-term bank borrowings	-	-	-	-
Total	35,000	60,000	80,000	11,716

The outstanding short-term borrowings of RMB80 million(USD11.7 million) as of December 31, 2009 comprise three short-term loans we borrowed in 2009.  One was for a principal amount of RMB50 million from September 25, 2009 to September 24, 2010 with an annual interest rate of 5.841%. The second was for a principal amount of RMB20 million from November 19, 2009 to November 18, 2010 with an annual interest rate of 5.841%. The third was for a principal amount of RMB10 million from December 9, 2009 to December 8, 2010 with an annual interest rate of 5.841%. These three loans were guaranteed by Beijing Sihitech and Mr. Weidong Hong, our Chief Executive Officer.

We received cash in the amount of RMB252.6 million in June of 2007 in relation to the conversion of our outstanding warrants.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	USD
	(in thousands)
Net cash (used in) provided by operating activities	(33,321)	106,315	64,974	9,516
Net cash used in investing activities	(62,576)	(88,820)	(55,438)	(8,119)
Net cash provided by (used in) financing activities	220,033	(238)	(2,710)	(397)
Net increase in cash	124,136	17,257	6,826	1,000
Cash and cash equivalents at beginning of year	98,358	222,494	239,751	35,112
Cash and cash equivalents at end of year	222,494	239,751	246,577	36,112

We had a net cash inflow from operating activities of RMB65.0 million (USD9.5 million) in 2009 compared with a net cash inflow of RMB106.3 million in 2008, while our revenues decreased to RMB380.4 million (USD55.7 million) in 2009 compared with RMB676.8 million in 2008. Our net cash inflow from operating activities in 2009 was primarily due to an decrease in trade accounts receivables of RMB116.4 million, offset by a decrease in trade accounts payable of RMB51 million and an increase in the billings in excess of costs and estimated earnings on uncompleted contracts of RMB3.7 million. The decrease of accounts receivables was mainly due to implementation of a new compensation scheme gave incentive to our sales staff which resulted in quicker collection of receivables from our customers.

We had a net cash inflow from operating activities of RMB106.3 million in 2008 compared with a net cash outflow of RMB33.3 million in 2007, while our revenues increased to RMB676.8 million in 2008 compared with RMB435.5 million in 2007. Our net cash inflow from operating activities in 2008 was primarily due to an increase in trade accounts payable of RMB51.3 million, a decrease in other current assets of RMB44.5 million, an increase in other current liabilities of RMB9.9 million. The increase in trade accounts payable was primarily due to better credit terms we were able to get from our suppliers and an increase in our business volume. The decrease in other current assets was primarily due to a decrease of payment in advance to our vendors as of December 31, 2008, the increase in other current liabilities was primarily due to increased VAT payable which was resulted from the increased revenue.

We had a net cash outflow from operating activities of RMB33.3 million in 2007 compared with a net cash outflow of RMB13.5 million in 2006, while our revenues increased to RMB435.5 million in 2007 compared with RMB289.7 million in 2006. Our net cash outflow from operating activities in 2007 was primarily due to an increase in trade accounts receivable of RMB70.6 million, an increase in other current assets of RMB56.0 million, an increase in costs and estimated earnings in excess of billings on uncompleted contracts of RMB29.5 million, and a decrease in other current liabilities of RMB19.1 million, which were partially offset by cash received from our clients and an increase in trade accounts payable of RMB51.8 million. The increase in trade accounts receivable was primarily due to the increase in our revenues; the increase in other current assets was primarily due to an increase of payment in advance to our vendors for which equipment has not been delivered to our clients as of December 31, 2007; the increase in costs and estimated earnings in excess of billings on uncompleted contracts was primarily due to an increase in our uncompleted projects as of December 31, 2007; the decrease in other current liabilities was primarily due to payment of accrued expenses and taxes; and the increase in trade accounts payable was primarily due to better credit terms we were able to get from our suppliers and an increase in our business volume.

Investing activities

Net cash used in investing activities was RMB55.4 million (USD8.1million) in 2009, primarily comprising payment of capital expenditure of RMB35.6 million, advances to investments under equity method of RMB22.8 million, payment of purchase of subsidiaries of RMB11.1 million and investment in equity method investments of RMB13.7 million, partially offset by collection of advances to investments under equity method of RMB21.2 million and proceeds from disposal of investment under equity method of RMB8.0 million.

Net cash used in investing activities was RMB88.8 million in 2008, primarily comprising payment of purchase of subsidiary and establishment of a joint venture, Elegon Infotech Ltd., of RMB62.7 million and capital expenditure of RMB29.7 million, partially offset by proceeds from disposal of an affiliate of RMB3.6 million. Payment of purchase of subsidiary related to our acquisitions of Sunrisk, Recency, Easycon, Fujie and Fuyi, and capital expenditure related to the purchase of POS terminals and other hardware equipment and software tools for our research and development activities as well as office decoration expenses due to the increase of our number of offices nationwide.

Net cash used in investing activities was RMB62.6 million in 2007, primarily comprising payment of purchase of subsidiary of RMB51.8 million and capital expenditure of RMB34.3 million, partially offset by decrease in deposits paid for acquisitions of businesses of RMB20.0 million. Payment of purchase of subsidiary related to our acquisitions of Sunrisk, Recency, Easycon, Fujie and Fuyi, and capital expenditure related to the purchase of POS terminals and other hardware equipment and software tools for our research and development activities as well as office decoration expenses due to the significant increase of our number of offices nationwide.

Financing activities

 Net cash used in financing activities was RMB2.7 million (USD0.4 million) in 2009, primarily comprising repayment of bank borrowings of RMB188.5 million and deemed distribution of RMB18.3 million, partially offset by proceeds from bank borrowings of RMB208.5 million.

Net cash used in financing activities was RMB0.2 million in 2008, primarily comprising proceeds from bank borrowings of RMB60.0 million, partially offset by repayment of bank borrowings of RMB35.0 million, and dividends paid to the shareholders of Sihitech BVI and e-Channels BVI of RMB26.5 million.

Net cash provided by financing activities was RMB220.0 million in 2007, primarily comprising proceeds from exercise of warrants of RMB252.6 million and bank borrowings of RMB55.0 million, partially offset by repayment of bank borrowings of RMB55.5 million, deemed distribution of RMB26.6 million related to the cash payment to the selling shareholders of Sihitech BVI in connection with the exercise of our warrants (which was required under the three-party merger agreement), and dividend paid to the shareholders of Sihitech BVI and e-Channels BVI of RMB11.7 million.

CAPITAL EXPENDITURES

Our capital expenditures amounted to RMB34.3 million, RMB29.7 million and RMB35.6 million (USD5.2 million) in 2007, 2008 and 2009, respectively. Our capital expenditures consisted principally of POS terminal purchases, which accounted for 82.0% and 25.0% of overall capital expenditures in 2008 and 2009, respectively. Our other capital expenditures were minor and can mainly be classified into the following categories: developed software, development tools, computer equipment, office equipment and furniture, and vehicles.

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

E.    Off-balance sheet arrangements.

We have not entered into any financial guarantees or other commitments to guarantee payment obligations of any third-parties.

F.    Disclosure of contractual obligations.

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2009.

	Total	Within 1 Year	1-3 years	3-5 years	More than 5 years
	(RMB in thousands)
Bank debt	80,000	80,000	-	-	-
Interest on bank debt	2,861	2,861	-	-	-
Capital leases	2,597	2,282	315	-	-
Operating leases	11,633	8,204	3,429	-	-
Total	97,091	93,347	3,744	-	-

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

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

 A.   Directors and senior management.

The following table sets forth certain information regarding our directors and executive officers as of May 31, 2010.

Name	Age	Position
Weidong Hong	43	Chairman of the Board and Chief Executive Officer
Shuo Zeng	40	Director, Chief Operating Officer,

Steve Dai	43	Chief Financial Officer

Li Liao	44	Independent Director
Jeffrey R. Williams	56	Independent Director
Henry Wang	51	Independent Director

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

Steve Dai is our Chief Financial Officer. Mr. Dai joined the company in May 2009. Before that, from June 2007 to April 2009 he was the Chief Financial Officer of Beyondsoft Limited, one of the leading IT outsourcing companies in China. From 2004 to 2007, he was the Chief Financial Officer of Airport City Development Co., Ltd. in Beijing, a leading logistics property and airport city development company in China. He also worked in UBS in New York City and IBM in Austin, Texas. Mr. Dai holds an M.B.A. in Finance and Strategic Management from the Wharton Business School of University of Pennsylvania, and an M.S. in Electrical and Computer Engineering from University of Miami, and a B.S. in Electrical Engineering from the University of Science and Technology of China.

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

B. Compensation.

In 2009, the aggregate total cash compensation paid to our directors and executive officers as a group was RMB2.2 million (USD0.3 million).

2006 PERFORMANCE EQUITY PLAN

Stock options and other equity based awards may be granted under the China Unistone Acquisition Corporation 2006 Performance Equity Plan, which became the Yucheng Technologies Limited 2006 Performance Equity Plan (the “Plan”) by operation of law under the terms of our merger with China Unistone Acquisition Corporation. On December 13, 2005, China Unistone’s board approved its 2006 Performance Equity Plan and its shareholders subsequently approved the plan. We obtained shareholder approval of the Plan in November 2006, under which we could issue share options and restricted stock to our directors, officers, employees, and consultants with the right to purchase up to 1,500,000 ordinary shares. The purpose of the Plan was to enhance its ability to recruit and retain employees, officers, directors and consultants of outstanding ability and to further motivate them by providing an opportunity to acquire a proprietary interest in our company. We did not issue any shares or stocks under the Plan as of December 31, 2009

Administration. Our compensation committee administers the Plan. Subject to the provisions of the Plan, the compensation committee determines, among other things, the persons to whom from time to time awards may be granted, the specific type of award to be granted, the number of shares subject to each award, share prices, any restrictions or limitations on the awards, and any vesting, exchange, surrender, cancellation, acceleration, termination, exercise or forfeiture provisions related to the awards. The committee makes all determinations of any questions arising under the plan or any rule or regulation established pursuant to the plan.

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

C. Board Practices.

TERMS OF DIRECTORS AND EXECUTIVE OFFICERS

Our board consists of five directors. Our directors are not subject to a term of office limitation, and hold office until the next annual meeting of members or until such director’s earlier resignation, removal from office, death or incapacity. Any vacancy on our board resulting from death, resignation, removal or other cause, and any newly created directorship resulting from any increase in the authorized number of directors between meetings of members, may be filled either by the affirmative vote of a majority of all the directors then in office (even if less than a quorum) or by a resolution of members.

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

Audit Committee

Our audit committee consists of Messrs. Williams, Wang, and Liao. Our board has determined that all of our audit committee members are independent directors within the meaning of NASDAQ Marketplace Rule 4200(a)(15), and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Securities and Exchange Act of 1934, as amended, or the Exchange Act.

Our board has determined that each of Messrs. Williams, Wang, and Liao has an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with our financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as our financial statements, an understanding of internal controls and procedures for financial reporting, and an understanding of audit committee functions.

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

Compensation Committee

Our compensation committee consists of Messrs. Williams and Li Liao, each of whom is an “independent director” as that term is used in the NASDAQ corporate governance rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The responsibilities of our compensation committee include, among other things:

•	reviewing and recommending to the board with respect to the total compensation package for our executive officers;

•	reviewing and recommending to the board with respect to the compensation of our directors;

•
reviewing periodically and recommending to the board with respect to any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and administer our stock option plans, including authority to make and modify awards under such plans. Currently, our only equity award plan is the 2006 Performance Equity Plan; and

•	evaluating the risk to our company of the compensation structures, policies, and amounts.

Nominating Committee

Our nominating committee consists of Messrs. Williams and Li Liao. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board. The nominating committee will identify, evaluate and recommend candidates to become members of our board with the goal of creating a balance of knowledge and experience. The committee does not consider diversity to be a factor in its evaluation process.

The committee will also consider suggestions from individual shareholders, based upon its assessment of certain criteria, including the proposed person’s merits. The suggested nominee must provide a statement of consent to being considered for nomination.

D. Employees.

We had 1,674, 1,941 and 2,208 employees as of December 31, 2007, 2008 and 2009, respectively. The following table sets forth our employees as of December 31, 2009 based on functional area.

Category	Number of Employees
Project development and implementation	1,641
Research and development	52
Sales and marketing	191
General and administrative	324
Total	2,208

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

E.	Share ownership.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 29, 2010, by:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Number	Percentage of
	of	Outstanding
	Ordinary	Ordinary
Name	Shares	Shares(1)
Directors and executive officers:
Weidong Hong(2)(3)	2,533,980	13.7%
Chairman and Chief Executive Officer
Shuo Zeng(2)(4)	642,066	3.5%
Chief Operating Office and Director
Li Liao	5,250	*
Director
Jeffrey R. Williams	3,000	*
Director
Henry Wang	8,250	*
Director

Directors and executive officers:
Directors and officers as a group (five persons)(3)(4)	3,192,546	17.2%

Principal shareholders:
Sihitech Company Limited(5)	2,533,980	13.7%
Edward C. Johnson 3rd(6)	1,926,550	10.4%
Martin Currie, Inc. and Martin Currie Investment Management Limited(7)	1,874,427	10.1%
Philip J. Hempleman(8)	1,041,500	5.6%

(1)	Beneficial ownership and percentage has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, based on 18,560,014 shares outstanding.

(2)	The business address of the person is c/o Beijing Global Trade Center, Tower D , Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, P.R. China.

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

(6)
Messrs. Johnson, as the Chairman of FMR LLC and FIL, directly, or indirectly through the various funds under FMR LLC and FIL, beneficially owns a total of 1,926,550 of our shares. Fidelity Management & Research Company beneficially owned 1,200,050 of our shares. Pyramis Global Advisors, LLC beneficially owned 148,900 of our shares. Pyramis Global Advisors Trust Company beneficially owned 262,100 of our shares. FIL Limited beneficially owned 315,500 of our shares. The information is derived from a Schedule 13G filed by such entities with the SEC on January 10, 2010.

(7)
Martin Currie, Inc. and Martin Currie Investment Management Limited directly owned 1,055,927 shares and 818,500 shares respectively, which in aggregate owned 1,874,427 shares. The information is derived from a Schedule 13G filed by such entities with the SEC on May 7, 2010.

(8)
Mr. Hempleman is the managing partner of Ardsley Advisory Partners and Ardsley Partners and in that capacity directs their operations. Ardsley Advisory Partners is the investment manager of Ardsley Offshore Fund Ltd. and the investment advisor of certain managed accounts. It is also the investment advisor of Ardsley Partners Fund II, L.P. and Ardsley Partners Institutional Fund, L.P. Ardsley Partners is the general partner of Ardsley Partners Fund II, L.P. and Ardsley Partners Institutional Fund, L.P. Ardsley Partners Fund II beneficially owned 485,100 of our shares. Ardsley Partners Institutional Fund, L.P. beneficially owned 368,000 of our shares. Ardsley Offshore Fund Ltd. owned 98,200 of our shares. Ardsley Advisory Partners beneficially owned 966,500 of our shares. Ardsley Partners I beneficially owned 853,100 of our shares. Mr. Hempleman directly, or indirectly through the companies listed above, beneficially owns a total of 1,041,500 of our shares. The address of Ardsley Offshore Fund Ltd. is Romasco Place, Wickhams Cay, Roadtown Tortola, British Virgin Islands. The address of all other parties is 262 Harbor Drive, Stamford, Connecticut 06902. The information is derived from a Schedule 13G filed by such entities with the SEC on February 16, 2010.

None of the above shareholders have voting rights that differ from the voting rights of other shareholders.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share ownership.”

B.	Related party transactions.

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

Cash advances made to and borrowings with our executives

We have made cash advances to Mr. Weidong Hong, our Chief Executive Officer and principal shareholder and Mr. Shuo Zeng, our Chief Operating Officer and principal shareholder for incurring and paying operating expenses on behalf of the Company.  In 2006, we received borrowings and payments from, and made cash advances and repayments to, the two executives of an aggregate of RMB1.1 million and RMB3.6 million, respectively. The net balance due from the two executives as of December 31, 2006 was RMB0.4 million. In 2007, we received borrowings and payments from, and made cash advances and repayments to, the two executives of an aggregate of approximately RMB0.3 million and RMB54,000, respectively. There was no balance due to the two executives as of December 31, 2007. In 2008, we made cash advances to the two executives of an aggregate of approximately RMB0.2 million, and collected the amount in 2008. There was no balance due to the two executives as of December 31, 2008. In 2009, we made cash advances to the two executives of an aggregate of approximately RMB0.1 million (USD0.01 million), and collected the amount in 2009. There was no balance due to the two executives as of December 31, 2009.

Cash advances made to and borrowings from our affiliates

Our affiliate companies in 2007, 2008 and 2009 included the following:
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

•
Chengdu Elegon Information Technologies Limited, or Elegon, a software and solution services company, in which we held 49% interest. We sold our 49% equity stake in Elegon to 3i Infotech, Ltd. in June, 2009.

•	Hainan Baodaotong Technologies Limited, or Baodaotong, in which we held 15% interest.

•	Beijing Sihitech Huazhi Consulting Service Co.,Ltd., or Huazhi, a consulting service company, in which we held 40% interest.

 In 2007, we received no borrowings and payments from the remaining affiliated company, Hengli, and made cash advances and repayments to Hengli an aggregate of approximately RMB69,000. There was no balance due to Hengli and RMB0.9 million due from Sanjian as of December 31, 2007. In 2008, we collected RMB0.7 million and RMB0.9 million from Hengli and Sanjian respectively; we made cash advances to Elegon approximately RMB1.8 million, and collected from Elegon was approximately RMB1.8 million. The balance due from Elegon was RMB143. In 2009, we collected RMB143 from Elegon and there was no balance due from Elegon as of December 31, 2009. We made cash advances of approximately RMB20.9 million (USD3.1 million) to Baodaotong, and collected approximately RMB20.6 million (USD3.0 million) from Baodaotong in 2009. The balance due from Baodaotong was RMB0.3 million as of December 31, 2009. We made cash advances of approximately RMB1.9 million (USD0.3 million) to Huazhi,and collected approximately RMB0.6 million (USD0.1 million) from Huazhi in 2009. The balance due from Huazhi was RMB1.3 million (USD0.2 million) in 2009.

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

On September 9, 2008 plaintiff filed an appeal of the dismissal of the State Court action and that appeal was not successful. The court of appeal issued its order denying the appeal and affirming the dismissal on November 2009. The decision of the court of appeal is now final, and plaintiff has no right to bring the claim against the Company in California. Because the decision of the court was on jurisdictional grounds only, it would not prevent plaintiff from bringing claims in such other jurisdiction as might be appropriate.

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

Our ability to pay dividends depends substantially on the payment of dividends to us by our PRC subsidiaries. In particular, each of our PRC subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in China. Moreover, pursuant to applicable PRC laws and regulations, 10% of after-tax profits of each of our consolidated PRC entities is required to be set aside in a statutory surplus reserve fund annually until the reserve balance reaches 50% of such PRC entity’s registered capital. As of December 31, 2009, the accumulated balance of our statutory reserve funds amounted to RMB43.1 million (USD6.3 million), and the accumulated profits of our consolidated PRC entities that were available for dividend distribution amounted to RMB183.1 million (USD26.8 million). Our restricted reserves are not distributable as cash dividends. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. Furthermore, if any of our subsidiaries and consolidated variable interest entities incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

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

	The OTCBB		The NASDAQ
	Price Per		Global Market
	Common Stock		Price Per Share
	High	Low	High	Low
	(USD)

Annual Market Prices
Year 2004 (from November 24, 2004)	5.20	4.78	N/A	N/A
Year 2005	6.75	0.98	N/A	N/A
Year 2006	8.85	5.35	N/A	N/A
Year 2007 (until March 13, 2007)	8.30	6.47	N/A	N/A
Year 2007 (from March 14, 2007)	N/A	N/A	17.45	7.25
Year 2008	N/A	N/A	18.49	4.66
Year 2009	N/A	N/A	9.50	4.07

Quarterly Market Prices
First Quarter 2007(until March 13, 2007)	8.30	6.47	N/A	N/A
First Quarter 2007(from March 14, 2007)	N/A	N/A	8.80	6.65
Second Quarter 2007	N/A	N/A	9.50	7.46
Third Quarter 2007	N/A	N/A	11.00	7.15
Fourth Quarter 2007	N/A	N/A	18.01	9.95
First Quarter 2008	N/A	N/A	19.36	10.74
Second Quarter 2008	N/A	N/A	18.53	10.80
Third Quarter 2008	N/A	N/A	14.80	8.22
Fourth Quarter 2008	N/A	N/A	10.62	4.20
First Quarter 2009	N/A	N/A	8.20	4.07
Second Quarter 2009	N/A	N/A	9.50	6.10
Third Quarter 2009	N/A	N/A	8.69	7.02
Fourth Quarter 2009	N/A	N/A	9.19	7.08

Monthly Market Prices
November 2009	N/A	N/A	8.42	7.16
Dec-09	N/A	N/A	9.19	7.86
Jan-10	N/A	N/A	8.80	3.55
Feb-10	N/A	N/A	3.77	3.24
Mar-10	N/A	N/A	4.20	3.56
Apr-10	N/A	N/A	4.12	3.82
May-10	N/A	N/A	3.82	3.08

On June 29, 2010, the closing price of our ordinary shares was USD3.70 per share.

B.	Plan of distribution.

Not applicable

C.	Markets.

See Item 9.A above.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

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

Passive foreign investment company rules

We believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2009. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including goodwill) from time to time, and since we have and will continue to have a significant amount of passive assets and the value of our assets may be based, in part, on the market value of our shares, which is subject to change, there can be no assurance that we will not be a PFIC for any taxable year.

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

INTEREST RATE RISK

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by bank deposits and other interest earning short-term investments. As of December 31, 2009, we had short-term bank borrowings in the amount of RMB80.0 million (USD11.7 million). Our short-term bank borrowings are subject to floating interest rates. Assuming the principal amount of the outstanding bank borrowings remains approximately the same as of December 31, 2009, each 1% increase in applicable interest rate would add RMB0.8 million per year to our interest expenses. On the other hand, any decrease in interest rate would reduce interest income generated from our interest-earning instruments. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed to material risks due to changes in interest rates. However, our future interest expenses may be higher and interest income may be lower than expected due to changes in market interest rates.

FOREIGN EXCHANGE RISK

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, the central bank of the PRC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of Renminbi to the U.S. dollar. Under this new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. As a result, from July 21, 2005 to June 29, 2010, the Renminbi has appreciated approximately 18% to the U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

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

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our management has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act), as of the end of the fiscal year covered by this report.  Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the fiscal year covered by this report, our disclosure controls and procedures were effective in (1) recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act and (2) ensuring that information required to be disclosed by us in such reports is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure,.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, management believes that, as of December 31, 2009, the Company’s internal control over financial reporting was effective based on those criteria.

There has been no change in our internal control over financial reporting during the year ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Yucheng Technologies Limited

We have audited Yucheng Technologies Limited’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). Yucheng Technologies Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Yucheng Technologies Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Yucheng Technologies Limited as of December 31, 2008 and 2009, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated June 30, 2010 expressed an unqualified opinion thereon.

BDO Limited

Hong Kong
June 30, 2010

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

The board of directors believes that Mr. Williams, Wang, and Liao , members of our audit committee, meet the criteria for an “audit committee financial expert” as established by the SEC.

Mr. Liao will not be deemed an “expert” for any purpose, including, without limitation, for purpose of Section 11 of the U.S. Securities Act of 1933, as amended, as a result of being designated or identified as an audit committee financial expert. The designation or identification of Mr. Williams and Wang as an audit committee financial expert does not impose on him any duties, obligations or liabilities that are greater than the duties, obligations and liabilities imposed as a member of the audit committee and board of directors in the absence of such designation or identification.

ITEM 16B.	CODE OF ETHICS.

Our board of directors adopted a code of ethics on March 20, 2006 that applies to our directors, officers and employees and to those of our subsidiaries. A copy of the form of our code of ethics was filed as Annex G to our registration statement on Form S-4 filed with the SEC on March 29, 2006, and was effective as of November 3, 2006.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following are the fees billed by BDO Limited, our principal independent auditor, for the years ended December 31, 2009 and 2008:

	2008	2009
	USD	USD
Audit Fees (1)	260,000	260,000
Audit Related Fees (2)	-	90,000
Tax Fees (3)	-	-
All Other Fees (4)	-	-
	260,000	350,000

(1)
Audit Fees consist of the aggregate fees billed for professional services rendered for the audit of our annual financial statements included in our Form 20-F and for other services that are normally provided by our independent auditor in connection with our statutory and regulatory filings or engagements.

(2)
Audit Related Fees consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under (1) of this Item.

(3)	Tax Fees consist of the aggregate fees billed for tax compliance, tax advice, and tax planning.
(4)	All Other Fees consist of the aggregate fees billed for products and services provided by our independent auditor, other than the services reported in (1) through (3) of this Item.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

We have not been granted an exemption from the applicable listing standards for the audit committee of our board of directors.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS.

BDO McCabe Lo Limited changed its name to BDO Limited on May 1, 2009

ITEM 16G.	CORPORATE GOVERNANCES

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

4.2	Amendment to Securities Purchase Agreement dated June 29, 2006 (incorporated by reference from Registration Statement No. 333-132814 - Annex A)

4.3	Amendment to Securities Purchase Agreement dated October 27, 2006 (incorporated by reference from Registration Statement No. 333-132814 - Annex A)

4.4	Amendment to Securities Purchase Agreement dated July 31, 2007 (incorporated by reference from Foreign Issuer Report on Form 6-K, filed August 24, 2007)

4.5	China Unistone/Yucheng 2006 Performance Equity Plan (incorporated by reference from Registration Statement No. 333-132814 –Annex D)

4.6	Equity Interest Transfer Agreement re. Beijing Sunrisk Information Technology Company Limited (incorporated by reference from Exhibit 4.1 to Form 6-K filed February 13, 2007)

4.7	Form of Employment Agreement between Yucheng Technologies Limited and Hong Weidong (incorporated by reference from Registration Statement No. 333-132814 – Exhibit 10.18)

4.8	Form of Employment Agreement between Yucheng Technologies Limited and Zeng Shuo (incorporated by reference from Registration Statement No. 333-132814 – Exhibit 10.19)

8.1*	List of subsidiaries

11.1	Code of Ethics (incorporated by reference from Registration Statement No. 333-132814 - Annex G)

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 30, 2010

YUCHENG TECHNOLOGIES LIMITED

/s/ Weidong Hong
Name:	Weidong Hong
Title:	Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

YUCHENG TECHNOLOGIES LIMITED
AND
SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2007, 2008 and 2009

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Yucheng Technologies Limited:

We have audited the accompanying consolidated balance sheets of Yucheng Technologies Limited (“the Company”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2009.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yucheng Technologies Limited as of December 31, 2008 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Yucheng Technologies Limited's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 30, 2010 expressed an unqualified opinion thereon.

As discussed in Note 2(w) to the consolidated financial statements, the accompanying 2008 and 2009 consolidated financial statements have been retrospectively adjusted for the adoption of the new accounting standards related to the presentation and disclosure requirements for non-controlling interests.

BDO Limited

Hong Kong

June 30, 2010

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets
As of December 31, 2008 and 2009
(Expressed in Chinese Renminbi)

Assets	2008	2009	2009
	RMB	RMB	USD
			(note 2 (c))

Current assets:
Cash and cash equivalents	239,751,056	246,577,140	36,111,587
Trade accounts receivable, net (note 3)	280,653,514	147,978,704	21,671,700
Costs and estimated earnings in excess of billings on uncompleted contracts (note 4)	68,812,918	105,684,112	15,477,595
Due from related parties (note 23)	1,568,248	1,697,890	248,659
Inventories	2,894,770	3,393,227	496,943
Pre-contract costs	9,893,714	11,879,098	1,739,711
Other current assets (note 5)	43,737,165	38,270,683	5,604,799
Deferred taxes (note 6)	-	5,735,143	839,920
Total current assets	647,311,385	561,215,997	82,190,914

Investments under equity method (note 2(t))	2,250,225	7,570,143	1,108,659
Properties and equipment, net (note 7)	57,497,398	64,147,083	9,394,435
Intangible assets, net (note 8)	36,027,982	30,248,409	4,429,924
Goodwill (note 9)	187,815,784	189,009,599	27,680,736
Deferred taxes (note 6)	12,984,716	15,926,809	2,332,505
Total assets	943,887,490	868,118,040	127,137,173

See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets (continued)
As of December 31, 2008 and 2009
(Expressed in Chinese Renminbi)

Liabilities and stockholders’ equity	2008	2009	2009
	RMB	RMB	USD
			(note 2 (c))

Current liabilities:
Short-term loan (note 10)	60,000,000	80,000,000	11,716,118
Obligations under capital leases (note 11)	2,867,754	2,282,497	334,275
Trade accounts payable	145,048,310	94,005,387	13,767,228
Billings in excess of costs and estimated earnings on uncompleted contracts (note 4)	10,013,178	14,065,351	2,059,891
Employee and payroll accruals	12,483,980	3,573,117	523,288
Dividends payable to ex-owners	5,521,408	3,960,391	580,005
Deemed distribution to ex-owners (note 1)	45,003,233	-	-
Outstanding payment in relation to business acquisitions (note 21)	22,403,149	1,727,563	253,004
Income taxes payable	9,793,362	11,633,628	1,703,762
Deferred taxes (note 6)	980,549	1,641,265	240,366
Other current liabilities (note 12)	53,237,096	52,810,194	7,734,133
Total current liabilities	367,352,019	265,699,393	38,912,070

Obligations under capital leases (note 11)	2,597,032	314,535	46,064
Deferred taxes (note 6)	3,379,185	916,748	134,259
Total liabilities	373,328,236	266,930,676	39,092,393

Commitments and contingencies (note 19)

Equity
Preferred stock, $0.0001 par value, authorised 2,000,000 shares and none issued;	-	-	-
Common stock, $0.0001 par value, authorised 60,000,000 shares; 17,575,685 shares and 18,560,014 shares issued and outstanding as of December 31, 2008 and 2009 (note 1)	20,007,320	20,007,998	2,930,201
Additional paid-in capital	347,254,459	385,713,676	56,488,339
Reserves (note 14)	38,008,846	43,135,361	6,317,238
Retained earnings	156,017,235	146,691,122	21,483,132
Accumulated other comprehensive loss (note 15)	(2,752,249)	(2,230,354)	(326,639)
Total Yucheng’s equity	558,535,611	593,317,803	86,892,271
Non-controlling interests (note 13)	12,023,643	7,869,561	1,152,509
Total stockholders’ equity	570,559,254	601,187,364	88,044,780
Total liabilities and stockholders’ equity	943,887,490	868,118,040	127,137,173

Approved on behalf of the Board:

Weidong Hong	Steve Dai

See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Operations
For the year ended December 31, 2007, 2008 and 2009
(Expressed in Chinese Renminbi)

	2007	2008	2009	2009
	RMB	RMB	RMB	USD
				(note 2 (c))
Revenues (note 16):
Software & Solutions	198,459,951	269,360,417	286,892,256	42,015,796
Platform & Maintenance Services	241,601,795	401,024,801	74,826,991	10,958,524
POS	3,851,643	15,415,803	27,355,261	4,006,218
Total revenues	443,913,389	685,801,021	389,074,508	56,980,538
Business taxes	(8,394,547)	(8,982,017)	(8,710,040)	(1,275,598)
Net revenues	435,518,842	676,819,004	380,364,468	55,704,940
Cost of revenues:
Software & Solutions	(82,621,173)	(118,167,472)	(156,677,911)	(22,945,712)
Platform & Maintenance Services	(194,116,942)	(321,952,491)	(34,654,821)	(5,075,250)
POS	(1,088,023)	(9,156,836)	(13,642,753)	(1,998,002)
Total cost of revenues	(277,826,138)	(449,276,799)	(204,975,485)	(30,018,964)
Gross profit	157,692,704	227,542,205	175,388,983	25,685,976
Operating expenses:
Research and development expenses	(8,369,567)	(10,148,304)	(13,828,380)	(2,025,187)
Selling and marketing expenses	(29,052,598)	(49,382,763)	(53,821,391)	(7,882,222)
General and administrative expenses (note 17)	(50,668,370)	(95,425,234)	(126,491,934)	(18,524,931)
Total operating expenses	(88,090,535)	(154,956,301)	(194,141,705)	(28,432,340)
Other income (expense):
Interest income	1,818,536	1,259,336	425,126	62,260
Interest expense	(1,937,368)	(3,783,067)	(2,860,851)	(418,976)
Income (loss) from short-term investment	3,494,446	(529,036)	1,203,274	176,221
Loss from equity method investees	-	(1,280,200)	(3,829,962)	(560,904)
Other income, net	1,078,033	492,958	8,170,357	1,196,562
Income (loss) before income taxes	74,055,816	68,745,895	(15,644,778)	(2,291,201)
Income tax (expenses) benefits (note 6)	(5,528,247)	9,538,321	7,729,936	1,132,061
Net income (loss)	68,527,569	78,284,216	(7,914,842)	(1,159,140)
Loss attributable to non-controlling interests	(1,813,141)	2,710,968	3,715,244	544,103
Net income (loss) attributable to shareholders of Yucheng Technologies	66,714,428	80,995,184	(4,199,598)	(615,038)
Foreign currency translation adjustment	(1,424,650)	(1,188,399)	521,895	76,433
Comprehensive income (loss)	65,289,778	79,806,785	(3,677,703)	(538,605)
Earnings (loss) per share (note 18)
– basic	5.08	4.61	(0.23)	(0.03)
–diluted	4.34	4.33	N/A	N/A
Weighted average common shares outstanding
– basic	13,144,681	17,566,898	18,541,289	18,541,289
–diluted	15,370,197	18,691,852	N/A	N/A

See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity
(Expressed in Chinese Renminbi)

	Common shares		Additional paid-in		Retained	Accumulated other comprehensive	Non-controlling	Total stockholders’
	Shares	Amount	capital	Reserves	earnings	loss	interest	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as at January 1, 2007	9,528,320	20,001,229	176,450,960	18,985,144	27,331,325	(139,200)	0	242,629,458
Warrant exercise	6,866,486	5,229	252,601,693	0	0	0	0	252,606,922
Unit purchase option exercise	216,047	158	158	0	0	0	0	0
Deemed distribution (note 1)	0	0	(67,428,081)	0	0	0	0	(67,428,081)
Net income	0	0	0	0	66,714,428	0	1,813,141	68,527,569
Incease (decrease) in non-controlling interest arising from acquistion/disposal of subsidiary, net	0	0	0	0	0	0	3,386,171	3,386,171
Transfer to reserves	0	0	0	5,883,688	(5,883,688)	0	0	0
Foreign currency translation adjustment	0	0	0	0	0	(1,424,650)	0	(1,424,650)

Balance as at December 31, 2007	16,610,853	20,006,616	361,624,414	24,868,832	88,162,065	(1,563,850)	5,199,312	498,297,389

Bonus shares	952,832	696	43,290,856	0	0	0	0	43,291,552
Shares issued to independent directors	12,000	8	973,078	0	0	0	0	973,086
Deemed distribution (note 1)	0	0	(41,540,598)	0	0	0	0	(41,540,598)
Decrease of interests in Sunrisk	0	0	(18,820,019)	0	0	0	0	(18,820,019)
Net income	0	0	0	0	80,995,184	0	(2,710,968)	78,284,216
Incease (decrease) in non-controlling interest arising from acquistion/disposal of subsidiary, net	0	0	0	0	0	0	9,535,299	9,535,299
Transfer to reserves	0	0	0	13,140,014	(13,140,014)	0	0	0
Foreign currency translation adjustment	0	0	0	0	0	(1,188,399)	0	(1,188,399)
Reversal of stock issuance cost	0	0	1,726,728	0	0	0	0	1,726,728

Balance as at December 31, 2008	17,575,685	20,007,320	347,254,459	38,008,846	156,017,235	(2,752,249)	12,023,643	570,559,254

Bonus shares	952,832	656	37,887,742	0	0	0	0	37,888,398
Shares issued to independent directors	5,250	4	221,452	0	0	0	0	221,456
Shares issued to ex-owners	26,247	18	1,411,185	0	0	0	0	1,411,203
Increase of interests in Yuxinyicheng Information	0	0	(1,061,162)	0	0	0	0	(1,061,162)
Net loss	0	0	0	0	(4,199,598)	0	(3,715,244)	(7,914,842)
Incease (decrease) in non-controlling interest arising from acquistion/disposal of subsidiary, net	0	0	0	0	0	0	(438,838)	(438,838)
Transfer to reserves	0	0	0	5,126,515	(5,126,515)	0	0	0
Foreign currency translation adjustment	0	0	0	0	0	521,895	0	521,895

Balance as at December 31, 2009	18,560,014	20,007,998	385,713,676	43,135,361	146,691,122	(2,230,354)	7,869,561	601,187,364

In USD (note 2 (c))		2,930,201	56,488,339	6,317,238	21,483,132	(326,639)	1,152,509	88,044,780

See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Expressed in Chinese Renminbi)

	2007	2008	2009	2009
	RMB	RMB	RMB	USD
				(note 2 (c))
Cash flows from operating activities:

Net income (loss)	66,714,428	80,995,184	(4,199,598)	(615,038)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Depreciation and amortization	16,585,488	28,481,819	33,100,808	4,847,662
Impairment loss on receivables	-	-	18,348,463	2,687,160
Loss on disposal of equipment	217,107	243,958	243,455	35,654
Gain on disposal of subsidiary	-	(247,256)	-	-
Gain on disposal of investments under equity method	(869,798)	(2,102,566)	(6,291,960)	(921,467)
Non-controlling interests	1,813,141	(2,710,968)	(3,715,244)	(544,103)
Loss from equity method investees	-	2,791,802	3,829,961	560,903
Income from short term investment	(3,494,446)	-	-	-
Shares issued to independent directors	-	973,086	221,456	32,433
Compensation expenses to ex-owners	-	-	1,411,203	206,673
(Increase) decrease in trade accounts receivable	(70,622,155)	(77,576,334)	116,403,846	17,047,516
Increase in costs and estimated earnings in excess of billings on uncompleted contracts	(29,541,323)	(22,248,611)	(36,871,193)	(5,399,841)
Decrease (increase) in due from related parties	386,867	(1,568,105)	1,477,963	216,450
(Increase) decrease in inventories	(3,570,912)	5,682,947	(498,457)	(73,000)
Decrease (Increase) in pre-contract costs	3,188,660	(6,968,278)	(1,985,384)	(290,762)
(Increase) decrease in other current assets	(56,002,843)	44,470,781	4,294,739	628,971
Decrease (increase) in current deferred tax assets	427,601	-	(5,735,143)	(839,920)
Increase in non-current deferred tax assets	(2,442,782)	(10,398,508)	(2,942,093)	(430,874)
Increase (decrease) in trade accounts payable	51,805,698	51,288,579	(51,042,923)	(7,475,312)
Increase in billings in excess of costs and estimated earnings on uncompleted contracts	5,950,320	3,091,360	4,052,173	593,447
(Decrease) increase in employee and payroll accruals	(249,769)	4,076,500	(8,910,863)	(1,305,009)
Increase (decrease) in income taxes payable	6,700,763	(1,066,768)	1,840,266	269,510
(Decrease) increase in other current liabilities	(19,108,790)	9,875,681	3,744,120	548,332
Decrease in non-current deferred tax liabilities	(1,208,111)	(768,891)	(1,801,721)	(263,865)
Net cash (used in) provided by operating activities	(33,320,856)	106,315,412	64,973,874	9,515,520

Cash flows from investing activities:

Capital expenditure	(34,295,309)	(29,716,811)	(35,646,705)	(5,220,512)
Investment in trust	(80,000,000)	-	-	-
Collection of investment in trust	83,494,446	-	-	-
Additional investment in a subsidiary	-	-	(1,500,000)	(219,677)
Payment of purchase of subsidiaries, net of cash acquired	(51,811,896)	(57,684,392)	(11,117,440)	(1,628,165)
Investment in equity method investments	-	(5,042,027)	(13,746,920)	(2,013,257)
Decrease in deposits paid for acquisitions of businesses	20,000,000	-	-	-
Advances to investments under equity method	(69,440)	(1,828,333)	(22,830,589)	(3,343,574)
Collection of advances to investments under equity method	-	3,494,585	21,222,984	3,108,137
Proceeds from disposal of equipment	105,773	353,063	192,918	28,253
Proceeds from disposal of investment under equity method	-	3,628,834	7,988,321	1,169,901
Proceeds from disposal of subsidiary, net of cash disposed	-	(2,025,391)	-	-
Net cash used in investing activities	(62,576,426)	(88,820,472)	(55,437,431)	(8,118,894)

See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)
 (Expressed in Chinese Renminbi)

	2007	2008	2009	2009
	RMB	RMB	RMB	USD
				(note 2 (c))
Cash flows from financing activities:

Proceeds from warrant exercise	252,561,431	-	-	-
Deemed distribution	(26,613,939)	(5,778,611)	(18,281,588)	(2,677,366)
Capital received	-	4,460,000	-	-
Proceeds from bank borrowings	55,000,000	60,000,000	208,540,000	30,540,992
Repayments of bank borrowings	(55,500,000)	(35,000,000)	(188,540,000)	(27,611,962)
Repayment of capital leases	(699,755)	(3,167,113)	(2,867,754)	(419,987)
Dividends paid to ex-owners	(11,726,593)	(20,751,999)	(1,561,017)	(228,613)
Contributions from non-controlling interests	7,012,320	-	-	-
Net cash provided by (used in) financing activities	220,033,464	(237,723)	(2,710,359)	(396,936)

Net increase in cash and cash equivalents	124,136,182	17,257,217	6,826,084	999,690

Cash and cash equivalents at beginning of year	98,357,657	222,493,839	239,751,056	35,111,897

Cash and cash equivalents at the end of year	222,493,839	239,751,056	246,577,140	36,111,587

Supplemental disclosures of cash flow information:

Interest paid	1,937,367	3,783,067	2,860,851	418,976
Income taxes paid	2,050,777	2,255,268	1,112,009	162,855

Supplemental disclosures of non-cash investing activities

Capital lease obligation	4,561,060	4,062,450	-	-
Additional consideration on acquisitions	55,352,938	20,787,876	-	-
Deemed distributions to ex-owners	40,814,149	41,540,599	-	-

See accompanying notes to consolidated financial statements.

1	Organization and description of business

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

On January 15, 2007, Beijing Yuxinyicheng Technologies Limited (“Yuxinyicheng”) established a subsidiary, Beijing Yuxinyicheng Information Technology Limited. On July 18, 2007, Yuxinyicheng established another subsidiary, Shanghai Yuxinhongzhi Information Technology Limited. During 2007, Yuxinyicheng acquired 5 companies, Beijing Sunrisk Information Technology Limited, Beijing Easycon Electronics Limited, Chengdu Recency Technologies Limited, Shanghai Fujie Business Consulting Limited, and Shanghai Fuyi Business Consulting Limited. For the acquisition effect, see footnote 21.

On January 22, 2008, Beijing Sihitech acquired a further 25% equity interest of Easycon from its minority shareholders at an aggregate consideration of RMB7,200,000.

On April 28, 2008, the registered capital of Beijing Sunrisk Information Technology Limited was increased to RMB20,000,000 from RMB1,000,000.  Yuxinyicheng introduced a strategic investor to acquire 49% of Sunrisk’s equity interest. As a result, Yuxinyicheng’s equity interest in Sunrisk was diluted to 51% from 100%. On July 21, 2008, Beijing Sunrisk Information Technology Limited was renamed to Beijing Yuxinhengsheng Information Technology Limited (“Sunrisk”).

On 1 January 30, 2009, Yuxinyicheng acquired a further 20% equity interest in Beijing Yuxinyicheng Information Technology Limited at a consideration of RMB1,500,000.

On March 5, 2009, Guangzhou Sihitech Technology Co., Ltd. was renamed to Guangzhou Shenglihongtai Technology Co., Ltd (“Guangzhou Sihitech”). On August 30, 2009, Yuxinyicheng transferred its interest in Guangzhou Sihitech at carrying value to a third party.

On June 30, 2009 Yuxinyicheng transferred 49% equity interest of Chengdu Elegon Infotech Limited (“Elegon”) to 3i Infotech Limited at a consideration of RMB 8,389,000. The gain on disposal of the equity interest of Elegon is approximately RMB 6.3 million.

On August 13, 2009, Shanghai Sihitech Software Co., Ltd. was renamed to Shanghai Yuxinyicheng Software Co., Ltd.

On October 14, 2009, Yuxinyicheng established a wholly owned subsidiary named Tianjin Yuxinyicheng Technologies Limited in Tianjin. The registered capital of Tianjin Yuxinyicheng is RMB 50 million.

On November 30, 2009, Shanghai Fuyi Business Consulting Limited which had been inactive was closed.

On May 12, 2009, the Company has issued 5,250 ordinary shares to the independent directors as compensatory shares in connection with their services as directors.

On August 20, 2009, the Company issued 26,247 common shares to the ex-owners of Easycon as compensation expenses for the services provided by the ex-owners.

At December 31, 2007, 2008 and 2009, details of Yucheng’s subsidiaries (collectively with Yucheng referred to as the “Company”) are as follows:

Name	Date of incorporation or establishment	Place of incorporation or establishment	Percentage of ownership			Principal activity
			2007	2008	2009

Port Wing Development Co., Ltd. (“e-Channels BVI”)	November 3, 2005	BVI	100%	100%	100%	Investment holding

Ahead Billion Venture Ltd. (“Sihitech BVI”).	November 3, 2005	BVI	100%	100%	100%	Investment holding

Beijing Yuxinyicheng Technologies Ltd. (“Yuxinyicheng”)	October 19, 2006	People’s Republic of China (“PRC”)	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Beijing e-Channels Century Technology Co., Ltd. (“e-Channels”)	February 5, 2001	PRC	100%	100%	100%
Technology development, technology transfer, consulting and training services, sales of self-developed products, computer software, hardware and peripheral equipment, communication equipment and undertaking computer network projects

1	Organization and description of business - Continued

Name	Date of incorporation or establishment	Place of incorporation or establishment	Percentage of ownership			Principal activity
			2007	2008	2009

Beijing Sihitech Technology Co., Ltd. (“Beijing Sihitech”)	June 16, 1999	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Beijing Sihitech Software Co., Ltd. (“Beijing Software”)	January 28, 2002	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Shanghai Sihitech Technology Co., Ltd. (“Shanghai Sihitech”)	June 20, 2001	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Shanghai Yuxinyicheng Software Co., Ltd. (“Shanghai Software”)	May 28, 2005	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Guangzhou Shenglihongtai Technology Co., Ltd. (“Guangzhou Sihitech”)	January 5, 2000	PRC	100%	100%	-	System integration, software development, information technology consulting, maintenance and support

Beijing Yuxinyicheng Information Technology Limited (“Yuxinyicheng Information”)	January 15, 2007	PRC	80%	80%	100%	Launching Point of Sale (POS) merchant-acquiring outsourced services for bank in China and providing related maintenance support

Shanghai Yuxinhongzhi Information Technology Limited (“Hongzhi”)	July 18, 2007	PRC	60%	-	-	System integration, Software development, information technology consulting, maintenance and support

Beijing Yuxinhengsheng Information Technology Limited (“Sunrisk”)	April 14, 2005	PRC	100%	51%	51%	Software development, information technology consulting, maintenance and support

Beijing Easycon Electronics Limited (“Easycon”)	December 25, 1997	PRC	75%	100%	100%	System integration, software development, information technology consulting, maintenance and support

1	Organization and description of business - Continued

Name	Date of incorporation or establishment	Place of incorporation or establishment	Percentage of ownership			Principal activity
			2007	2008	2009

Chengdu Recency Technologies Limited (“Recency”)	July 15, 1997	PRC	100%	100%	100%	Software development, information technology consulting, maintenance and support

Shanghai Fujie Business Consulting Limited (“Fujie”)	December 13, 2005	PRC	100%	100%	100%	Software development, information technology consulting, maintenance and support

Shanghai Fuyi Business Consulting Limited (“Fuyi”)	December 6, 2005	PRC	100%	100%	-	Software development, information technology consulting, maintenance and support

Beijing Yuxinyicheng Software Co. , Ltd. (“Yuxinyicheng Software”)	August 6, 2007	PRC	100%	100%	100%	Launching Point of Sale (POS) merchant-acquiring outsourced services for bank in China and providing related maintenance support

Guangzhou Yuxinyicheng Information Technology Limited (“Guangzhou Yuxinyicheng”)	November 26, 2007	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Xiamen Yucheng Technology Limited (“Xiamen Yucheng”)	April 9, 2007	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Tianjin Yuxinyicheng Technology Limited (“Tianjin Yuxinyicheng”)	October 14, 2009	PRC	-	-	100%	System integration, software development, information technology consulting, maintenance and support

1	Organization and description of business - Continued

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

The trade accounts receivable of the Company include amounts due from banks and IT service companies. The Company performs ongoing credit evaluations of its customers (see Note 2 (s)).  Sales to the Company's largest customer, a bank and its subsidiaries, were approximately 59.2%, 47.8% and 31.7% of revenues in 2007, 2008 and 2009, respectively.  The Company’s total revenue from its largest customer in 2009 resulted from 111 separate and independent contracts. The head office of the largest customer, which is one of the primary banks in China, contributed to 20.0% of the Company’s total revenues. Trade accounts receivable as at December 31, 2008 and 2009 included receivables from the Company’s largest bank customer and its subsidiaries totalling RMB110.4 million and, RMB29.3 million, respectively.

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

The aggregate consideration paid at the Closing Date were USD4,000,000 and 5,328,320 common shares of Yucheng. Of the USD4,000,000, as security for the indemnification obligations of Sihitech BVI Shareholders and e-Channels BVI Shareholders, USD250,000 had been held back by Yucheng pending resolution of an outstanding claim.  The holdback amount is not a limitation on the indemnification amounts, which are generally limited to the full consideration paid.

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

As of December 31, 2007, Yucheng received USD34,332,430 (equivalent to approximately RMB252,606,922) in gross proceeds as a result of the exercise of outstanding public warrants (note 20). Accordingly, Yucheng paid an additional USD4,960,000 (equivalent to approximately RMB37,772,880) to Sihitech BVI Shareholders, e-Channels BVI Shareholders and their designee. Among the payments of the additional purchase price, USD3,494,707(equivalent to approximately RMB26,613,939) was paid to Sihitech BVI Shareholders and their designee which are accounted for as a deemed distribution. The remaining of USD1,465,293 (equivalent to approximately RMB11,158,941) was paid to e-Channels BVI Shareholders and their designee which are accounted for as an adjustment to the purchase price in respect of the acquisition of e-Channels.

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

As the net profit target for year ended December 31, 2009 has not been achieved, no shares was issued to Sihitech BVI shareholders, e-Channels BVI shareholders and their designee.

As the net profit target for year ended December 31, 2008 was achieved, Yucheng issued 952,832 common shares valued at USD5,545,482 (equivalent to approximately RMB37,901,151), to Sihitech BVI shareholders, e-Channels BVI shareholders and their designee in 2009 as additional purchase price. Of the 952,832 common shares issued, 671,344 common shares, amounting to USD3,907,222 (equivalent to approximately RMB26,704,299), were issued to Sihitech BVI Shareholders and their designee which was accrued as a liability and a deemed distribution as of December 31, 2008.  The remaining 281,488 common shares, amounting to USD1,638,260 (equivalent to approximately RMB11,196,852), were issued to e-Channels BVI Shareholders and their designee which was accrued as a liability and an adjustment to the purchase price in respect of the acquisition of e-Channels as of December 31, 2008.

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

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of Yucheng and its subsidiaries.  All significant inter-company transactions and balances are eliminated upon consolidation. Investments under equity method are accounted for under the equity method. Yucheng’s share of these companies’ earnings or losses is included in the consolidated statement of operations as loss from equity method investees.

(b)	Use of estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amounts of properties and equipment, intangible assets, goodwill, valuation allowances for receivables and inventories, percentage of completion calculations relating to revenue recognition, pre-contract costs and valuation allowance for deferred tax assets.  Actual results could differ from those estimates.

(c)	Convenience translation into United States dollars

The translation of Renminbi amounts into United States dollars has been made for the convenience of the reader and has been made at the exchange rate quoted by the People’s Bank of China on December 31, 2009 of RMB6.8282 (2008: RMB6.8346) to USD1.00.  Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollars at that rate or any other rate.

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

2	Summary of significant accounting policies and practices - Continued

(f)	Properties and equipment

Properties and equipment are stated at cost less accumulated depreciation and impairment losses (2(i)). Depreciation is calculated on the straight-line method over the estimated useful lives of the assets as follows:

Estimated useful life
Properties	20 years
Office equipment and furniture	3-5 years
Machinery	3-5 years
Motor vehicles	5-10 years
Leasehold improvements	Shorter of lease terms or 5 years

(g)	Leases

Leases are categorized as either operating or capital leases depending on certain criteria defined in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 840, Leases.

Where a lease is classified as a capital lease, the asset is treated as if it had been purchased outright. The amount initially recognized as an asset is the lower of fair value of the leased asset or the present value at the beginning of the lease term of minimum lease payments during the lease term, excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, together with any profit thereon. The corresponding lease commitment is shown as liability. Lease payments are analyzed between capital and interest. The interest element is charged to the income statement over the period of the lease and is calculated so that it represents a constant proportion of the lease liability. The capital element reduces the balance owed to the lessor.

Where a lease is classified as an operating lease, the total rental payments made under the leases are recognized in the consolidated statement of operations on a straight-line basis over the terms of the leases.  Lease incentives received are recognised in the consolidated statement of operations as an integral part of the total lease payments made.

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

The Company capitalizes development costs for marketable software incurred from the time of technological feasibility until the software is ready for use in accordance with ASC Topic 985-20, Costs of Software to be Sold, Leased, or Marketed.  All costs to establish technological feasibility of a computer product to be sold, leased or otherwise marketed are charged to research and development expense as incurred. Technological feasibility is established through completeness of the working model and its consistency with the product design. Costs incurred for modification, components of large products, and enhancements are expensed. As the working model is normally built during the process of project implementation for clients, there are no high-risk development issues.

Under the provisions of ASC Topic 350-40, Internal-Use Software, the Company capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and management has authorized further funding for the project which it deems probable of completion and use for the function intended. Technological feasibility is established upon completeness of the product design and planning phases indicating that product can be built by existing technology and tools. Capitalized internal-use software costs include only (1) external direct costs of materials and services consumed in developing or obtaining the software, (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the project, and (3) interest costs incurred, when material, while developing the software. Capitalization of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

The consolidated financial statements included intangible assets obtained through the acquisitions of subsidiaries of RMB4,911,000, nil and nil in 2007, 2008 and 2009 respectively, whose values have been estimated by the management in the absence of ready ascertainable market values.  However, because of the inherent uncertainty of the valuation, it is reasonably possible that those estimated values may differ significantly from the values that would have been used had a ready market for these intangible assets existed, and the differences could be material to the consolidated financial statements.

Software development costs include payroll, employee benefits, and other headcount-related costs associated with product development. The Company records expenditure incurred before technological feasibility is established into research and development cost and capitalizes expenditures incurred after that point into the cost of intangible assets.  Software development costs were RMB10,697,667, RMB13,720,874 and RMB22,204,930 in 2007, 2008 and 2009, respectively, among which RMB2,328,100, RMB3,572,570 and RMB8,376,550 were capitalized in 2007, 2008 and 2009.

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

The Company evaluates for impairment its long-lived assets to be held and used, including properties and equipment, intangible assets and other non-current assets, when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable in accordance with ASC Topic 360, Property, Plant and Equipment, or ASC Topic 350-30, General Intangibles Other than Goodwill, as appropriate.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimate undiscounted future cash flows expected to be generated by the asset.  If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value.

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

In accordance with ASC Topic 350, Goodwill, the impairment evaluation of goodwill is conducted annually, or more frequently, if events or changes in circumstances indicate that an asset might be impaired. The evaluation is performed by using a two-step process. In the first step, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is generally determined on the basis of discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of the second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

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

The Company generates revenues primarily from Software & Solutions, Platform & Maintenance Services and POS services. Revenue is recognized as follows:

(i)
Software & Solutions–they mainly consist of services including implementation, customization, training, consulting and post-contract customer support (“PCS”). Revenue from software and solutions services is generated primarily from customer orders in which customers purchase bundled solutions that include the Company’s software or software system and services, and third party hardware. Our bundled solutions generally require significant production, modifications, or customization of software or software system, contract accounting is therefore applied in accordance with ASC Topic 605-35, Construction-Type and Production-Type Contracts, and ASC Topic 985-605, Software - Revenue Recognition. Based on our fact pattern, we apply the percentage-of-completion method of revenue recognition to account for the bundled solutions to the period from the start of the significant production, modification, or customization through to the last element delivered, which is the end of the PCS service period. Labor costs and direct project expenses are used to determine the stage of completion. Revisions in estimated contract profits are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made for anticipated losses on uncompleted contracts.

2	Summary of significant accounting policies and practices - Continued

(k)	Revenue recognition - Continued

(i)	Continued

In a typical bundled solutions contract that includes PCS, the Company generally offers the PCS to customers for one year. In limited circumstances, the Company would offer PCS for more than one year.  In dealing with one-year PCS, the Company follows ASC Topic 985-605 to recognize PCS revenue upon delivery of the software & solutions, as it considers that (i) the PCS fee is included with the initial solution service fee; (ii) the PCS included with the initial solution service is for one year or less; (iii) the estimated cost of providing PCS during the arrangement is insignificant and (iv) unspecified upgrades/enhancements offered during the PCS arrangements historically have been and are expected to continue to be minimal and infrequent.  In dealing with bundled solutions contract that include multi-year PCS, the Company recognizes the revenue from the bundled solutions services using the percentage-of-completion method as mentioned above.

Costs and estimated earnings in excess of billings on uncompleted contracts consist of recognized recoverable costs and accrued profits on contracts for which billings had not been presented to customers as of the balance sheet date.  Billings in excess of revenue recognized for which payments have been received are deferred until the applicable revenue recognition criteria have been met.

(ii)
Platform & Maintenance Services–Platform & Maintenance Services consist of system integration service, agency sales and maintenance services. System integration services mainly consist of value added services of planning, designing, installing, integrating and testing of hardware sold to customers.  Revenue from system integration services is recognized in accordance with FASB ASC Topic 605, Revenue Recognition, when the following conditions are all met:  persuasive evidence of an arrangement exists, system integration services have been rendered and products have been delivered and accepted, the price is fixed or determinable and, collectibility is reasonably assured. Customer’s acknowledgement evidences their acceptance of the system integration work being completed at which time revenue is recognized. The contract revenue and related costs are deferred if the customer’s acknowledgement is not obtained.

Revenue from sales of IT equipment and software to the end users, which are limited to passing the IT equipment and software from vendors to end users, is treated as agency sales. The Company records the net difference between the amount it bills to end users and the fees charged by third party vendors as revenue. The Company considers the criteria set out in ASC Topic 605-45, Principal Agent Considerations, in determining whether it should recognize such revenues at gross or net of revenue.  The Company believes that based on its arrangement with the system integrators, end users (banks) and the third party IT manufacturers, the net approach is appropriate as the Company is not the primary obligor to the end users, does not take general inventory risk, does not have latitude in establishing price and does not have discretion in supplier selection with respect to the IT equipment or software delivered to end users.

Maintenance service revenue is recognized ratably over the maintenance period.

2	Summary of significant accounting policies and practices - Continued

(k)	Revenue recognition - Continued

(iii)
POS service–POS service is a business process outsourcing service, including merchant acquisition, deployment, installation and maintenance of POS terminals, merchant training and technical support. POS revenue is recognized in accordance with ASC Topic 605, when the following conditions are all met: persuasive evidence of an arrangement exists, service is performed, the price is fixed or determinable and, collectibility is reasonably assured.

(l)	Pre-contract costs

Due to the business environment in which the Company operates, it is common practice that the Company commences the software development or IT consulting project for its banking clients without commercial contracts being signed. If the contracts are not obtained during the reporting period where implementation costs have been incurred, the Company defers revenue recognition for the related contracts until contracts are obtained. In accordance with ASC Topic 720-15, Start-Up Costs, costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained, including cost of equipment, direct labour costs, and other ancillary costs, are deferred until receipt of the signed contract, and are then included in contract costs or inventory.  Such deferred costs, subject to their not being related to costs of start-up activities, are evaluated periodically for probability of recoverability.  If deemed unrecoverable, deferred costs are expensed to operating expenses.

Costs of start-up activities, including organization costs, are expensed as incurred.

Costs incurred in connection with anticipated contracts are deferred outside the contract cost or inventory classification if their recovery from future contract revenue or from other dispositions is considered probable.

(m)	Net earnings per common share

The Company computes net earnings per common share in accordance with ASC Topic 260 Earnings Per Share.  Under the provisions of ASC Topic 260, basic earnings per common share is computed by dividing the net earnings available to common shareholders for the period by the weighted average number of shares of common stock outstanding during the period.  The calculation of diluted net earnings per share gives effect to common stock equivalents, however; potential common stock in the diluted net earning per common share computation is excluded in net loss periods if their effect is anti-dilutive.

(n)	Retirement benefits

Pursuant to the relevant laws and regulations in the PRC, the Company participates in a defined contribution retirement plan for its employees arranged by a governmental organization. The Company makes contributions to the retirement scheme at the applicable rate based on the employees’ salaries.  The required contributions under the retirement plans are charged to the consolidated statement of operations on an accrual basis when they are due.  The Company’s contributions totaled RMB6,341,262, RMB13,119,630 and RMB16,453,429 in 2007, 2008 and 2009, respectively.

2	Summary of significant accounting policies and practices - Continued

(o)	Interest

Interest costs are expensed as incurred, except for those capitalized that are directly attributable to the acquisition, construction or production of qualifying assets.  No interest costs were capitalized for each of the years in the three-year period ended December 31, 2009.

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

Government subsidies are recognized when received and when all the conditions for their receipt have been met.  Such amounts are included as a credit in the operating expense section of the consolidated statement of operations.

(r)	Tax refunds

Pursuant to the laws and regulations of the PRC, the Company is entitled to a refund of the 14.0% value-added tax (“VAT”) for certain self-developed software products. The Company recognizes the VAT refunds at the same time as the revenues from sales of the related enterprise software products are recognized. VAT refunds are included as a credit in the operating expense section of the consolidated statement of operations.

2	Summary of significant accounting policies and practices - Continued

(s)	Financial instruments

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

The investments, in which the Company has significant influence, but not control, or the Company has joint control, are accounted for using the equity method.  Investments under the equity method consist of a 50% equity interest in Beijing Hengli Plastic Machinery Co., Ltd. (“Hengli”), a plastic mould manufacturing company, a 50% equity interest in Shanghai Sihitech Sanjian Technology Co., Ltd. (“Sanjian”), a software and hardware technology company, a 49% equity interest in Chengdu Yuxinruizhi Information Technologies Limited (“Elegon”), a software and hardware technology company, a 15% enquity interest in Baodaotong, and a 40% equity interest in Yucheng Sinowise Consultancy  Services Ltd, (“Sinowise”), a software and service technology company.

2	Summary of significant accounting policies and practices - Continued

(t)	Investments under equity method - Continued

Where the Company’s share of losses exceeds its carrying value, the Company’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the equity method investees.  As at December 31, 2008 , there was no excess of the carrying value over the Company’s share of net assets of the equity method invests. As at December 31, 2009, carrying value of investment in Sinowise reduces to nil as the Company’s share of loss exceeded the carrying value.

Unrealized profits and losses resulting from transactions between the Company and its equity method investees are eliminated to the extent of its carrying value, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in the consolidated statement of operations.  None of the investments under equity method provided products or services to the Company in 2007, 2008 and 2009.

On December 20, 2007, Sanjian was disposed of due to business consideration. The gain resulted from the disposal was RMB869,798.

On June 6, 2008, Beijing Sihitech sold its entire interest in Hengli to a third party company due to business consideration. The gain resulted from the disposal was RMB2,102,566.

On June 30, 2009, Yuxinyicheng sold its entire interest in Elegon to 3i Infotech Limited due to business consideration. The gain resulted from the disposal was RMB6,291,960.

On March 31, 2009, Yuxinyicheng established a joint-venture, Hainan Baodaotong Technologies Limited (“Baodaotong”) in Haikou city. Total registered capital of Baodaotong is RMB50 million. Haikou Gas Holding Company, Yuxinyicheng and Guangzhou Sihitech holds 45%, 35% and 20% of Baodaotong’s equity interests, respectively. On December 16, 2009, Yuxinyicheng transferred 20% of Baodaotong’s equity interest to a third party.

On April 3, 2009, Yuxinyicheng established a joint-venture, Yucheng Sinowise Consultancy Services Ltd (“Sinowise”). Total registered capital of Sinowise is RMB1 million. Yucinyicheng holds 40% equity interest of Sinowise.

The carrying amounts of the investments under equity method at December 31, 2008 and 2009 are as follows:
	2008	2009	2009
	RMB	RMB	USD
Hengli	-	-	-
Elegon	2,250,225	-	-
Sinowise	-	-	-
Baodaotong	-	7,570,143	1,108,659
Total	2,250,225	7,570,143	1,108,659

2	Summary of significant accounting policies and practices - Continued

(t)	Investments under equity method - Continued

Summary of the combined financial information for the affiliates as of and for the years ended December 31, 2007, 2008 and 2009 is as follows:
	2007	2008	2009	2009
	RMB	RMB	RMB	USD
Financial position
Current assets	1,949,665	4,249,670	44,108,369	6,459,736
Property, plant and equipment, net	2,553,756	2,736,155	7,967,488	1,166,850
Other non-current assets	-	47,417	13,250	1,941
Total assets	4,503,421	7,033,242	52,089,107	7,628,527
Current liabilities	795,442	2,459,459	2,363,144	346,086
Total liabilities	795,442	2,459,459	2,363,144	346,086
Owners’ equity	3,707,979	4,573,783	49,725,963	7,282,441
Total liabilities and equity	4,503,421	7,033,242	52,089,107	7,628,527
Results of operations
Sales	-	92,172	6,117,739	895,952
Operating (loss) profit	(53,189)	(7,605,154)	(1,294,897)	(189,640)
Net (loss) income	(53,189)	(5,697,554)	(1,279,906)	(187,444)

2	Summary of significant accounting policies and practices - Continued

(u)	Share-based compensation

Yucheng has adopted ASC Topic 718, Compensation – Stock Compensation, which requires that share-based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

(v)	Segment Information

Management views the business as consisting of revenue steams; however they do not produce reports for, assess the performance of, or allocate resources to these revenue steams based upon any asset-based metrics, or based upon income or expenses, operating income or net income. Therefore, the Company believes that it operates in one business segment.

(w)	Non-controlling interests

Effective April 1, 2009, the Company adopted ASC 810-10-65 (formerly SFAS 160, Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” or SFAS160), which amends previously issued guidance to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity. Among other requirements, this statement requires that the consolidated net income (loss) attributable to the parent and the non-controlling interest be clearly identified and presented on the face of the consolidated statements of operations. The presentation and disclosure requirements of the ASC Topics have been applied retrospectively for all periods presented in the accompanying consolidated balance sheets statements of income (loss) and comprehensive income (loss), and statements of shareholders’ equity and statements of cash flows, to conform to the provisions of ASC810 (SFAS160)-

(x)	Recently Issued Accounting Standards

Recently Adopted Accounting Pronouncements

In May 2009, the FASB issued ASC Topic 855-10, Subsequent Events (“ASC 855-10”). ASC 855-10 provides general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855-10 is applicable for interim or annual periods after June 15, 2009.  The Company adopted this amended topic effective July 1, 2009.

In June 2009, the FASB issued SFAS No. 168, The ‘FASB Accounting Standards Codification’ and the Hierarchy of Generally Accepted Accounting Principles, which is codified as ASC Topic 105 (“ASC 105”). ASC 105 establishes the “FASB Accounting Standards Codification” ( “Codification”), which officially launched July 1, 2009, to become the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification. Generally, the Codification is not expected to change U.S. GAAP. All other accounting literature excluded from the Codification will be considered non-authoritative.  ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has adopted ASC 105 for the year ending March 31, 2010. The adoption of this Statement will not impact the results of operations or financial position, as it only required disclosures. Beginning with this Annual Report on Form 10-K for March 31, 2010, and in all filings thereafter, references to Financial Accounting Standards that have been codified in the FASB Accounting Standards Codification have been replaced with references to the appropriate guidance in the Codification.

In December 2009, the FASB issued ASU 2010-02, Accounting and Reporting for Decreases in Ownership of a Subsidiary - a Scope Clarification, under ASC Topic 810, Consolidation. This update provides amendments to ASC Subtopic 810-10 and related guidance within U.S. GAAP to clarify the scope of the decrease in ownership provisions of the Subtopic and related guidance. The amendments in ASU 2010-02 also clarify that the decrease in ownership guidance does not apply to certain transactions even if they involve businesses. The amendments were effective for transactions occurred after December 15, 2009. The adoption of ASU No. 2010-02 did not have a material impact on the Company’s consolidated financial statements.

2	Summary of significant accounting policies and practices - Continued

(x)	Recently Issued Accounting Standards - Continued

Recently Adopted Accounting Pronouncements - Continued

In January 2010, the FASB issued ASU 2010-04, Accounting for Various Topics—Technical Corrections to SEC Paragraphs (SEC Update). The adoption of ASU 2010-04 did not have a material impact on the Company’s consolidated financial statements.

In February 2010, the FASB issued ASU No. 2010-09, “Subsequent Events (Topics 855): Amendments to certain Recognition and Disclosure Requirements.” An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. This change alleviates potential conflicts between the ASC and the SEC’s requirements. In addition, the scope of the “reissuance” disclosure requirements is refined to include revised financial statements only. This update was effective February 24, 2010. The adoption of ASU No. 2010-09 did not have a material impact on the Company’s financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In October 2009, the FASB amended the Accounting Standards Codification (“ASC”) as summarized in ASU 2009-14, Software (ASC Topic 985): Certain Revenue Arrangements That Include Software Elements, and ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements. As summarized in ASU 2009-14, ASC Topic 985 has been amended to remove from the scope of industry specific revenue accounting guidance for software and software related transactions, tangible products containing software components and non-software components that function together to deliver the product’s essential functionality. As summarized in ASU 2009-13, ASC Topic 605 has been amended (1) to provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) to require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price; and (3) to eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method. The accounting changes summarized in ASU 2009-14 and ASU 2009-13 are both effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. The Company is currently evaluating the impact of ASU 2009-13 and ASU 2009-14, if any, that they may have on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06 (ASU No. 2010-06), Improving Disclosure about Fair Value Measurements, under ASC Topic 820, Fair value Measurements and Disclosures, to improve and provide new disclosures for recurring and nonrecurring fair value measurements under the three-level hierarchy of inputs for transfers in and out of Levels 1 and 2, and activity in Level 3.  This update also clarifies existing disclosures of the level of disaggregation for the classes of assets and liabilities and the disclosure about inputs and valuation techniques. ASU No. 2010-06 new disclosures and clarification of existing disclosure is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for financial statements issued for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  The Company is currently accessing the impact, if any, of ASU No. 2010-06 disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements the Company’s consolidated financial statements.

2	Summary of significant accounting policies and practices - Continued

(x)	Recently Issued Accounting Standards - Continued

Recent Accounting Pronouncements Not Yet Adopted - Continued

In February 2010, the FASB issued ASU No. 2010-08, Technical Corrections to Various Topics. This update’s purpose is to eliminate GAAP inconsistencies, update outdated provisions, and provide needed clarifications. The company does not expect the adoption of ASU No. 2010-08 will have a material impact on the Company’s consolidated financial statements.

3	Trade accounts receivable, net

Trade accounts receivable at December 31, 2008 and 2009 consist of the following:
	December 31
	2008	2009	2009
	RMB	RMB	USD

Primary bank customers and its subsidiaries	110,433,492	29,259,016	4,285,026
Other bank customers	117,976,557	76,759,800	11,241,586
General contractors	52,243,465	41,959,888	6,145,088
Total	280,653,514	147,978,704	21,671,700

Included in the above balance was the allowance for doubtful debt of RMB36,000 and RMB16,306,960 equivalent to USD2,388,178 as at December 31, 2008 and 2009 respectively.  The movement in allowance for doubtful debt mainly represented increase in allowance for doubtful debt.

The balance billed but not paid by customers pursuant to retainage provisions in contracts will be due upon completion of the contracts and acceptance by the customers.  The retention balance as at December 31, 2009 is RMB21,590,389 equivalent to USD3,161,944 (2008: RMB16,153,157 equivalent to USD2,363,441), of which RMB996,300 equivalent to USD145,910 (2008: RMB2,882,875 equivalent to USD421,806) is expected to be collected after one year.

4	Costs and estimated earnings on uncompleted contracts

	December 31
	2008	2009	2009
	RMB	RMB	USD

Costs incurred on uncompleted contracts	68,293,420	204,759,580	29,987,344
Estimated earnings	80,431,044	162,671,693	23,823,510
	148,724,464	367,431,273	53,810,854
Less: Billings to date	(89,924,724)	(275,812,512)	(40,393,150)
	58,799,740	91,618,761	13,417,704

The amounts are included in the accompanying consolidated balance sheets under the following captions:

Costs and estimated earnings in excess of billings on uncompleted contracts	68,812,918	105,684,112	15,477,595

Billings in excess of costs and estimated earnings on uncompleted contracts	(10,013,178)	(14,065,351)	(2,059,891)
	58,799,740	91,618,761	13,417,704

Cost and estimated earnings in excess of billings and billings in excess of costs and estimated earnings on uncompleted contracts comprise principally amounts of revenue recognized on contracts for which billings had not been presented to customers because the amounts were not billable at the balance sheet date. The unbilled amounts receivable at December 31, 2009 is RMB105,684,112 equivalent to USD15,463,101 (2008: RMB68,812,918 equivalent to USD10,068,317), of which RMB1,296,364 equivalent to USD189,854 (2008: RMB2,346,910 equivalent to USD343,387) is expected to be collected after one year.

5	Other current assets

	December 31
	2008	2009	2009
	RMB	RMB	USD

Payments in advance	5,516,656	8,433,317	1,235,072
Project and tendering deposits	18,385,637	10,144,161	1,485,628
Other receivables	18,684,594	19,392,902	2,840,119
Prepaid expenses	1,150,278	300,303	43,980
Total	43,737,165	38,270,683	5,604,799

Payments in advance represent part of purchase contract amount for which the equipment has not been delivered to customers as of the end of year.

Other receivables mainly include considerations for the disposals of a subsidiary and an equity accounted investment, deposits and staff advances for operations.

Included in other receivables was allowance for doubtful debt of nil and RMB2,077,500 equivalent to USD304,253 as at December 31, 2008 and 2009 respectively. The movement in allowance for doubtful debt mainly represented increase in allowance for doubtful debt.

6	Income taxes

A reconciliation of the expected tax with the actual tax expense (benefit) for the years ended December 31, 2007, 2008 and 2009 are as follows:

	2007	2008	2009	2009
	RMB	RMB	RMB	USD
Income (loss) before non-controlling interests and income taxes	74,055,816	68,745,895	(15,644,778)	(2,291,201)
Expected PRC income tax expense (benefit) (note (i))	11,108,372	17,186,474	(3,911,194)	(572,800)
Tax holiday benefits and preferential tax rates	(4,726,606)	(31,249,966)	(5,603,066)	(820,577)
Tax effect related to foreign entities not subject to income taxes	-	570,147	898,695	131,615
Tax rate difference	(1,067,540)	53,533	(34,185)	(5,006)
Non-taxable income	(236,647)	(538,568)	(907,459)	(132,899)
Additional deductible research and development expense	(500,198)	(379,810)	(1,060,680)	(155,338)
Non-deductible expenses	978,492	2,281,976	3,133,196	458,861
Under (over) provision in prior years	223,041	493,203	(861,749)	(126,204)
Under (over) provision of deferred tax in prior years	-	842,751	16,284	2,385
Utilization of tax loss previously not recognized	(842,751)	-	-	-
Change in valuation allowance	-	1,383,117	103,757	15,195
Others	592,084	(181,178)	496,465	72,707
Actual income tax expenses (benefits)	5,528,247	(9,538,321)	(7,729,936)	(1,132,061)
Representing:
Current tax expenses	8,751,539	786,327	2,749,021	402,598
Deferred tax expenses (benefits)	(3,223,292)	(10,324,648)	(10,478,957)	(1,534,659)
Total income tax expenses (benefits)	5,528,247	(9,538,321)	(7,729,936)	(1,132,061)

6	Income taxes - Continued

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

EIT rates applicable to the subsidiaries of the Company, except for Fujie and Fuyi, ranged from 0% to 25% for the year ended December 31, 2009 (2008: 0% to 25%; 2007: 0% to 33%). EIT for Fujie and Fuyi are calculated at 2.5% of revenue for the year ended December 31, 2009 (2008: 2.5% of revenue; 2007: 3.3% of revenue) as they were classified small enterprise by the Local Tax Bureau in Shanghai City.

Beijing Sihitech was subject to the EIT rate of 15% for 2006 and 2007. From 2008, the applicable EIT rate was 25% pursuant to the New Tax Law.

Pursuant to the approval issued by the Beijing Haidian District Local Tax Bureau, e-Channels was qualified as high-tech company and entitled to an additional 50% tax exemption of the applicable EIT rate of 15% to 7.5% for 2004, 2005 and 2006. The EIT rate in 2007 was resumed to 15% after the expiration of the tax exemption. In 2008, e-Channels was qualified as high-tech company , thus its applicable EIT rate was 15% from 2008.

Pursuant to the approval issued by the Local Tax Bureau in Beijing Haidian District in 2005, Beijing Software was entitled to an additional 50% tax exemption of the applicable EIT rate of 15% to 7.5% from 2005 to 2007. In 2008, Beijing Software was qualified as high-tech company, thus its applicable EIT rate was 15% from 2008.

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

Pursuant to the approval issued by the Guangzhou Local Tax Bureau, Guangzhou Sihitech was entitled to the EIT rate of 15% in 2006 and 2007. In 2008 and 2009, the applicable EIT rate was 25% pursuant to the New Tax Law.

Pursuant to the approval issued by the Guangzhou Local Tax Bureau, Guangzhou Yuxinyicheng was qualified as a software development company and entitled to a tax holiday from 2009 and 2010 and an additional 50% tax exemption of the applicable EIT rate of 25% to 12.5% from 2011 to 2013.

6	Income taxes - Continued

(i)	Continued

Pursuant to the approval issued by the Local Tax Bureau in Beijing Haidian District in 2007 and 2008, Yuxinyicheng was qualified as a high-tech company and entitled to a tax holiday from 2007 to 2008, and an additional 50% tax exemption to the applicable EIT rate of 15% to 7.5% from 2009 to 2011.

Pursuant to the approval issued by the Local Tax Bureau in Beijing Haidian District in 2005, Sunrisk was qualified as a high-tech company and entitled to a tax holiday from 2005 to 2007. From 2008, its applicable EIT rate was 25% pursuant to the New Tax Law.

The applicable EIT rate of Easycon was 15% since it was qualified as a high-tech company in the Haidian district of Beijing since October 10, 2001. From 2008, the applicable EIT rate was 25% pursuant to the New Tax Law.

Pursuant to the approval issued by the Local Tax Bureau of Chengdu Hi-Tech Development District in 2007, Recency was qualified as a high-tech company and subject to the applicable EIT rate of 15% in 2007. From 2008, the applicable EIT rate was 25% pursuant to the New Tax Law.

The applicable EIT rate of Hongzhi was 15% since it was registered in the Zhangjiang High-Technology Zone in Shanghai. From 2008, the applicable EIT rate was 25% pursuant to the New Tax Law.

The applicable EIT rate of Yuxinyicheng Information, Yuxinyicheng Software, Guangzhou Yuxinyicheng and Xiamen Yucheng was 33% before 2008. From 2008, the applicable EIT rate was 25% pursuant to the New Tax Law.

6	Income taxes - Continued

(ii) Pre-tax income and income tax expenses are both domestic.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2008 and 2009 are presented below.

	December 31
	2008	2009	2009
	RMB	RMB	USD
Deferred tax assets:
Intangible assets	158,036	202,841	29,706
Future benefit of tax losses	14,209,797	22,030,262	3,226,364
Total deferred tax assets	14,367,833	22,233,103	3,256,070
Less: valuation allowance	(1,383,117)	(269,895)	(39,526)
Net deferred tax assets	12,984,716	21,963,208	3,216,544

Deferred tax liabilities:
Deferred costs on unsigned contracts
for tax purposes	(980,549)	(789,768)	(115,663)
Capitalized internal-use
and marketable software	(797,161)	(1,108,921)	(162,403)
Additional intangible assets through
acquisition	(2,582,024)	(960,580)	(140,678)
Total deferred tax liabilities	(4,359,734)	(2,859,269)	(418,744)
Net deferred tax assets	8,624,982	19,103,939	2,797,800

The following is the analysis of the deferred tax balances for financial reporting purposes:

	December 31
	2008	2009	2009
	RMB	RMB	USD
Deferred tax assets - current	-	5,735,143	839,920
Deferred tax assets - non-current	12,984,716	15,926,809	2,332,505
Deferred tax liabilities - current	(980,549)	(1,641,265)	(240,366)
Deferred tax liabilities - non-current	(3,379,185)	(916,748)	(134,259)
	8,624,982	19,103,939	2,797,800

	2007	2008	2009	2009
	RMB	RMB	RMB	USD
Valuation allowance on deferred tax assets
at the beginning of the year	-	-	1,383,117	202,560
Decrease resulted from disposal of a subsidiary	-	-	(1,216,979)	(178,228)
Increase in valuation allowance	-	1,383,117	103,757	15,195
Total	-	1,383,117	269,895	39,527

6	Income taxes - Continued

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

The net tax loss attributable to those PRC entities can only be carried forward for a maximum period of five years.  The expiration period of unused tax losses is as follows:

	December 31
	2008	2009	2009
	RMB	RMB	USD
Year ending December 31,
2007	-	-	-
2008	-	-	-
2009	-	-	-
2010	-	-	-
2011	-	-	-
2012	9,891,908	9,891,908	1,448,685
2013	42,473,273	43,286,869	6,339,426
2014	-	44,820,227	6,563,989
Tax losses that can be carried forward indefinitely	-	-	-

	52,365,181	97,999,004	14,352,100

Under the New EIT Law and the implementation rules, profits of our PRC subsidiaries earned on or after January 1, 2008 and distributed by our PRC subsidiaries to Yucheng are subject to a withholding tax at a rate of 10%, unless Yucheng will be deemed as a resident enterprise for tax purposes.  Since the Company intends to reinvest the earnings of the PRC subsidiaries in business expansion in mainland China, the PRC subsidiaries do not intend to declare dividends to their immediate non-PRC established holding companies in the foreseeable future. Accordingly, no deferred taxation on undistributed earnings of the PRC subsidiaries has been recognized as of December 31, 2009. The accumulated undistributed earnings of the PRC subsidiaries amounted to approximately RMB183.1 million and RMB193.0 million as of December 31, 2009 and 2008 respectively.

6	Income taxes - Continued

(ii)   Continued

On January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109 (FIN48). This Interpretation provides guidance for recognizing and measuring uncertain tax positions, as defined in SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. Guidance is also provided regarding derecognition, classification and disclosure of these uncertain tax positions. The Company classified all interest and penalties related to tax uncertainties as income tax expense. The Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statue of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. On January 1, 2007, the Company had an uncertain tax positions arisen from the Share Exchange Transactions. Yucheng considered that it is more likely than not such contingent tax liabilities would not affect the Company’s consolidated financial position and results of operations or cash flow (note 19). There are no estimated interest costs and penalties provided in the Company’s consolidated financial statements for year ended December 31, 2009.

Under the New EIT Law, an enterprise established outside of the PRC with "de facto management bodies" within the PRC is considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25% on its global income. However, despite the present uncertainties resulting from the limited PRC tax guidance on this issue, the Company does not believe that its legal entities established outside of the PRC should be treated as residents for the New EIT Law’s purpose.  If the PRC tax authorities subsequently determine that Yucheng or any of the non-PRC subsidiaries should be classified as PRC resident enterprise, then such entity's global income will be subject to PRC income tax at a tax rate of 25%. The income generated by Yucheng’s non-PRC established subsidiaries in 2008 was not significant to the Company and related to a one-time hardware pass-through contract. No income was generated by the non-PRC established subsidiaries in 2009.

7	Properties and equipment, net

	December 31
	2008	2009	2009
	RMB	RMB	USD

Properties	3,925,312	10,769,736	1,577,244
Office equipment and furniture	24,036,930	29,901,879	4,379,175
Machinery	39,260,392	43,877,283	6,425,893
Motor vehicles	4,113,163	4,289,692	628,232
Leasehold improvements	6,036,410	9,032,114	1,322,766
	77,372,207	97,870,704	14,333,310
Accumulated depreciation	(19,874,809)	(33,723,621)	(4,938,875)
Properties and equipment, net	57,497,398	64,147,083	9,394,435

7	Properties and equipment, net - Continued

Depreciation expense on properites and equipment were RMB4,200,931, RMB12,016,483 and RMB16,607,137, which included amortization of properites and equipment acquired under capital lease obligations of RMB699,755, RMB2,458,969 and RMB2,867,754 for 2007, 2008, and 2009 respectively. Gross assets remaining under capital leases were RMB8,623,510 and RMB8,623,510 at December 31, 2008 and 2009. Accumulated depreciation associated with capital leases were RMB3,158,724 and RMB6,026,478 at December 31, 2008 and 2009.

8	Intangible assets, net

			Capitalized	Capitalized	Customer
		Purchased	marketable	internal-use	relation-	Other
		software	software	software	ships	technology	Total
Balance as at
January 1, 2008	RMB	5,937,516	4,807,366	145,176	8,419,592	21,898,020	41,207,670

Additions		411,800	3,572,570	-	-	8,000,000	11,984,370
Elimination from disposal
of subsidiary		(1,173,613)	-	-	-	-	(1,173,613)
Amortization		(1,260,918)	(2,505,094)	(145,176)	(3,816,916)	(8,262,341)	(15,990,445)

Balance as at
December 31, 2008	RMB	3,914,785	5,874,842	-	4,602,676	21,635,679	36,027,982

Additions		2,390,307	6,333,129	1,990,662	-	-	10,714,098
Amortization		(1,269,894)	(2,898,002)	(70,951)	(3,620,476)	(8,634,348)	(16,493,671)

Balance as at
December 31, 2009	RMB	5,035,198	9,309,969	1,919,711	982,200	13,001,331	30,248,409
(note 2(c))
	USD	737,412	1,363,459	281,144	143,845	1,904,064	4,429,924

Amortization expense was RMB12,384,557, RMB15,990,445 and RMB16,493,671 for the years ended December 31, 2007, 2008 and 2009 respectively. Estimated annual amortization expense for each of the next five years is as follows:

Year ending
December 31	RMB
2010	10,186,000
2011	9,331,000
2012	6,263,000
2013	1,806,000
2014	773,000
28,359,000

9	Goodwill

	December 31
	2008 RMB	2009 RMB	2009 USD

Balance as at January 1	169,361,506	187,815,784	27,505,900
Additional considerations (Note (a))	30,763,835	1,193,815	174,836
Acquisition (Note (b))	7,666,968	-	-
Disposal (Note (c))	(19,976,525)	-	-
Balance as at December 31	187,815,784	189,009,599	27,680,736

No impairment has been included in the above balances.

Notes:
(a)	Based on the actual earnings of Fujie and Fuyi, an additional consideration of RMB1,193,815 was recognized in 2009.

(b)	In 2008, Beijing Sihitech acquired further non-controlling interest of 25% and resulted in an addition of RMB 7,666,968 to goodwill.

(c)
During the year 2008, the registered capital of Sunrisk was increased to RMB20,000,000 from RMB1,000,000 and Yuxinyicheng’s ownership in Sunrisk was diluted to 51% from 100%. Goodwill for Sunrisk has been reduced by RMB19,976,525.

10	Short-term loan

	December 31
	2008	2009	2009
	RMB	RMB	USD

Short-term borrowing from bank	60,000,000	80,000,000	11,716,118

The short-term borrowing of RMB60,000,000 as of December 31, 2008 represented the sum of three borrowings, comprising:

(i)	the borrowing of RMB20,000,000 effective from April 24, 2008 to April 23, 2009 with an annual interest rate of 8.217%; and

(ii)	the borrowing of RMB20,000,000 effective from May 23, 2008 to May 22, 2009 with an annual interest rate of 8.217%; and

(iii)	the borrowing of RMB20,000,000 effective from November 12, 2008 to November 11, 2009 with an annual interest rate of 7.326%.

The short-term borrowing of RMB80,000,000 as of December 31, 2009 represented the sum of three borrowings, comprising:

(i)	the borrowing of RMB50,000,000 effective from September 25, 2009 to September 24, 2010 with an annual interest rate of 5.841%; and

(ii)	the borrowing of RMB20,000,000 effective from November 19, 2009 to November 18, 2010 with an annual interest rate of 5.841%; and

(iii)	the borrowing of RMB10,000,000 effective from December 9, 2009 to December 8, 2010 with an annual interest rate of 5.841%.

All the above three borrowings were guaranteed by Beijing Sihitech and Mr. Weidong Hong without bearing guarantee fee.

11	Capital leases

Certain of office equipment have been acquired under capital leases. Obligations under capital leases - non-current were as follows:

	December 31
	2008 RMB	2009 RMB	2009 USD
Net minimum lease payments due:
Within one year	3,118,336	2,373,829	347,651
Later than one year	2,694,580	320,751	46,974
Total net minimum lease payments	5,812,916	2,694,580	394,625

Less: Amount representing interest	(348,130)	(97,548)	(14,286)

Present value of net minimum lease payments2,597,032 380,339	5,464,786	2,597,032	380,339
Less: current portion	(2,867,754)	(2,282,497)	(334,275)

Obligations under capital leases – non-current	2,597,032	314,535	46,064

12	Other current liabilities

	December 31
	2008	2009	2009
	RMB	RMB	USD

Advances from customers	12,199,004	14,413,697	2,110,907
Taxes payable, excluding income tax	23,220,563	14,406,450	2,109,846
Accrued expenses	3,313,148	2,171,390	318,003
Others	14,504,381	21,818,657	3,195,377
Total	53,237,096	52,810,194	7,734,133

13	Non-controlling interest

	December 31
	2008	2009	2009
	RMB	RMB	USD

Balance as of January 1	5,199,312	12,023,643	1,760,880
Addition for the year	11,770,462	-	-
Share of loss for the year	(2,710,968)	(3,715,244)	(544,103)
Decrease on disposal of a subsidiary	(2,235,163)	-	-
Decrease on additional investment in non-controlling interest of a subsidiary	-	(438,838)	(64,268)
Balance as of December 31	12,023,643	7,869,561	1,152,509

Non-controlling interests as of December 31, 2008 represented the minority shareholders’ equity interests in Yuxinyicheng Information, Hongzhi and Sunrisk.

Non-controlling interest as of December 31, 2009 represented the minority shareholder’s equity interest in Sunrisk.

14	Reserves

During the three years ended December 31, 2009, the Company has followed the PRC Company Law to make appropriation of its profit to the statutory surplus reserve.

Statutory surplus reserve

In accordance with PRC Company Law, the Company is required to appropriate at least 10% of the profit arrived at for each year to the statutory surplus reserve.  Appropriation to the statutory surplus reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year.

The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory surplus reserve.  Appropriation to the statutory surplus reserve must be made before distribution of dividends to owners.  The appropriation is required until the statutory surplus reserve reaches 50% of the registered capital. This statutory surplus reserve is not distributable in the form of cash dividends but only on liquidation. It can be used to make good of previous losses, if any, and may be utilized for business expansion or converted into capital by increasing registered capital to existing equity owners in proportion to their equity holding, provided that remaining reserve balance after such conversion is not less than 25% of the registered capital.

15	Accumulated other comprehensive income (loss)

As of December 31, 2008 and 2009, the only component of accumulated other comprehensive income (loss) was translation reserve.

16	Revenues

	2007	2008	2009	2009
Revenues	RMB	RMB	RMB	USD

Software & Solutions
Channel Solutions	50,050,552	99,207,955	133,683,101	19,578,088
Management Solutions	102,594,941	96,092,473	72,395,869	10,602,482
Business Solutions	45,814,458	74,059,990	80,813,286	11,835,226
Platform & Maintenance Services
Platform services	204,947,047	339,773,531	12,575,504	1,841,701
Maintenance & Ancillary Services	36,654,748	61,251,269	62,251,487	9,116,823
POS	3,851,643	15,415,803	27,355,261	4,006,218
Total revenues	443,913,389	685,801,021	389,074,508	56,980,538
Business taxes	(8,394,547)	(8,982,017)	(8,710,040)	(1,275,598)
Net revenues	435,518,842	676,819,004	380,364,468	55,704,940

During the year ended December 31, 2008, the Company realigned its revenue streams based on different types of services offered to customers, namely “Software & Solutions”, “Platform & Maintenance Services” and “POS”. As required by ASC Topic 280, the prior years’ information has been reclassified to conform with the current year’s presentation.

17	General and administrative expenses

General and administrative expenses are shown net of the following credits:

	2007	2008	2009	2009
	RMB	RMB	RMB	USD
Value-added tax refund for software
products sold	2,554,227	4,317,995	3,920,346	574,140
Technology subsidy	3,302,741	1,313,732	395,000	57,849
Business tax and surcharges refund	1,459,746	-	59,555	8,722
Other	-	530,777	30,427	4,456
Total	7,316,714	6,162,504	4,405,328	645,167

Some of the subsidiaries of the Company were granted subsidies by the local government to encourage development of high-tech enterprises.  There were no performance obligations related with such subsidies.

18	Earnings per share

The following table sets forth the computation of basic and diluted net earnings per share for the years indicated:

	2007	2008	2009	2009
	RMB	RMB	RMB	USD
Net income (numerator)
- basic and diluted	66,714,428	80,995,184	(4,199,598)	(615,038)
Shares (denominator):

Weighted average ordinary shares outstanding used in computing basic net earnings per share	13,144,681	17,566,898	18,541,289	18,541,289
Incremental weighted average
common shares from assumed exercise of Warrants (note 20)	1,191,573	-	-	-
common shares from assumed exercise of UPOs (note 20)	81,111	172,122	-	-
contingent considerations in relation to Share Exchange transaction (note 1)	952,832	952,832	-	-
Weighted average common share outstanding used in computing diluted net earnings per share	15,370,197	18,691,852	N/A	N/A

Net earnings (loss) per share - basic	5.08	4.61	(0.23)	(0.03)

Net earnings (loss) per share - diluted	4.34	4.33	N/A	N/A

For the years prior to the date of the Share Exchange Transactions, the number of shares included in the net earnings per common share above has been retrospectively restated to reflect the number of shares to which Sihitech BVI Shareholders and their designee are entitled at the date of the Share Exchange Transaction.

As disclosed in note 1, the Share Exchange Transactions during 2006 provides for potential purchase price reduction by return and cancellation of an aggregate of 773,045 common shares of Yucheng, the return and cancellation of which is contingent upon failure of the attainment of certain amounts of earnings. As of December 31, 2009, no adjustment was made to the number of shares, to which Sihitech BVI Shareholders and their designee are entitled.  The date of the Share Exchange Transaction is made in calculating the earnings per share for each of the three years ended December 31, 2009.

No diluted loss per share for the year December 31, 2009 has been presented as the effect of the assumed exercise of UPOs is anti-dilutive.

19	Commitments and contingencies

Other than the capital leases disclosed in note 11, the Company also leases office space under operating leases. The leases typically run for one to three years with an option to renew the lease annually thereafter.  Lease payments are increased annually to reflect market rentals.  None of these leases includes contingent rentals.

Non-cancellable operating lease rentals at December 31, 2009 are payable as follows:

	2008	2009	2009
	RMB	RMB	USD
Payable:
Within 1 year	8,439,208	8,204,305	1,201,532
Within 1-2 years	5,847,273	3,276,727	479,882
Within 2-3 years	4,799,852	152,408	22,320
	19,086,333	11,633,440	1,703,734

The Company recognized RMB5,277,626, RMB7,041,392 and RMB9,482,032, of rental expense for the three years ended December 31, 2009, respectively.

In 2007, the Company acquired 5 entities. As of December 31, 2009, the maximum contractual obligation for the consideration in relations to the acquisitions is RMB120,367.

Yucheng has assessed the contingent tax liabilities that may arise from the Share Exchange Transactions and consider such contingent tax liabilities to be remote. As of December 31, 2009, such contingent tax liabilities are reasonably possible to be approximately USD175,000 based on the information currently available.  If these contingent tax liabilities are undertaken, an amount of USD175,000 would will be recorded as income tax payable and be charged to equity because the assumption of such liabilities by Yucheng is part of the recapitalisation in connection with the Stock Exchange Transactions.  However, Yucheng does not expect to incur any tax liabilities in connection to our Share Exchange Transactions.

On August 21, 2007, a suit was filed in San Diego Superior Court (the “Court”) against China Unistone Acquisition Corporation, Beijing Sihitech and its non-executive chairman; and on February 22, 2008 the Company was added as a Doe defendant in this lawsuit. The plaintiff alleged China Unistone Acquisition Corporation breached an oral contract regarding a finder’s fee and seeks general damages, USD109,275 cash, the issuance of 150,179 shares of the Company and the payment of 4% of any future compensation which Beijing Sihitech and its original shareholders are entitled to receive as a result of the Company’s acquisition of Beijing Sihitech. On August 22, 2008, the Court dismissed the case. On September 9, 2008, the Company received a notice of appeal from the attorneys of the plaintiff, who appealed to the Court from that certain Minute Order entered on August 22, 2008 and from those certain rulings by the Court. On 23 November 2009, the court of appeal issued its order denying the appeal and affirming the dismissal. The decision of the court of appeal is final, and the plaintiff has no right to bring his claim against the Company in California. Accordingly, no contingent loss is required to be recorded.

19	Commitments and contingencies - Continued

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

The product warranty accrual reflects management’s best estimate of probable liability under its product warranties.  Management determines the warranty accrual based on known product failures (if any), historical experience, and other currently available evidence.  As at December 31, 2008 and 2009, the warranty accrual was nil.  There has been no significant activity impacting the results of operations for any period presented.

20	Warrants and unit purchase options

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

Each Warrant entitled the holder to purchase from Yucheng one share of common stock at an exercise price of USD5.00 commencing on the date of the Stock Exchange Transactions and expired on November 17, 2009 (being five years after the date of the prospectus of CUAC). The Warrants were redeemable at a price of USD0.01 per Warrant upon 30 days’ notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least USD8.50 per share for any 20 trading days within 30 trading day period ending on the third day prior to the date on which notice of redemption was given. 6,866,486 warrants were exercised before December 31, 2007, and 33,514 warrants were redeemed.

UPOs were granted and recorded in connection were exercisable with the initial public offering of CUAC in 2004 to the underwriters for nominal consideration. UPOs were exercisable for cash or on a cashless basis at the holders’ option, such that the holders may use the appreciated value of the UPOs to exercise the option with the payment of any cash.  UPOs were convertible into shares and Warrants at the discretion of Yucheng and the UPOs holders. The 150,000 UPOs were converted to 216,047 common shares before December 31, 2007. The remaining 150,000 UPOs not exercised expired on November 18, 2009.

21	Acquisition of subsidiaries

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

Under the Share Exchange Transaction, Yucheng is obligated to make additional payment in relation to acquisition of e-Channels if the contingent conditions described in note 1 are achieved. During the years ended December 31, 2007 and 2008, the contingency became certain and Yucheng was obligated to make an additional payment of RMB28,271,879 of which RMB11,158,941 was settled by cash and the remaining amount, equal to RMB17,112,938 to be settled with cash and common stock was accrued and included in the outstanding payment in relation to business acquisitions under current liabilities as of December 31, 2007; of the consideration of RMB17,112,938, RMB2,422,909 was paid in 2008, RMB1,892,970 remains accrued and 281,488 common shares, amounting to RMB12,797,059, were issued to e-Channels BVI shareholders in 2008. The balance of consideration amounting to RMB19,310,524 was settled by cash of RMB8,117,439 and  281,488 common shares, amounting to RMB11,193,085. An additional payment of RMB17,417,554 was accrued and included in the outstanding payment in relation to business acquisitions under current liabilities as of December 31, 2008.

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

RMB

Plant and equipment	1,153,323
Intangible assets	32,178,383
Goodwill	82,963,040
Inventories	1,085,475
Trade receivables	13,574,386
Cost and estimated earnings in excess of billings on uncompleted Contracts	10,302,776
Pre-contract costs	77,815
Other current assets	4,033,438
Cash and bank balances	2,109,202
Short term loan	(2,000,000)
Trade payables	(1,864,975)
Billings in excess of costs and estimated earnings on uncompleted Contracts	(1,250)
Other current liabilities	(859,087)
Income taxes payables	(800,804)
Dividend payables to subsidiary ex-owners	(10,000,000)
Deferred taxes	(4,809,874)
Long-term liability	-
Total purchase price	127,141,848

21	Acquisition of subsidiaries - Continued

Acquisition of e-Channels – Continued

Additional cash purchase consideration - Continued

RMB
Satisfied by:
Cash paid	31,601,576
Other payables	-
Common stock	95,540,272
127,141,848

Analysis of net outflow of cash and cash equivalents in respect of the purchase of the subsidiary:
RMB

Cash consideration	(31,601,576)
Cash and bank balances acquired in the acquisition	2,109,202
Net cash consideration	(29,492,374)
Less: cash paid during the year ended December 31, 2006, 2007 and 2008	21,374,935
Net cash paid during the year ended December 31, 2009	(8,117,439)

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

21	Acquisition of subsidiaries - Continued

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

On August 20, 2009, the Company issued 26,247 common shares to the ex-owners of Easycon as compensation expenses for the services provided by the ex-owners.

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

Based on the estimated level of earnings of Fujie and Fuyi attained in 2008, consideration of RMB15,075,600 was paid in 2008. RMB3,533,749 of consideration has been accrued as of December 31, 2008. Based on their actual earnings in 2008, an additional consideration of RMB1,193,815 was accrued in 2009, RMB3,000,000 of which has been paid and the remaining balance of RMB1,727,563 has been recorded in the outstanding payment in relation to business acquisition under current liabilities as of December 31, 2009.

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

21	Acquisition of subsidiaries - Continued

Acquisition of Sunrisk, Easycon, Recency, Fujie and Fuyi – Continued

Additional cash purchase consideration - Continued

RMB
Plant and equipment	2,296,850
Intangible assets	4,911,000
Goodwill	126,023,083
Trade receivables	16,222,361
Pre-contract costs	5,243,183
Other current assets	11,469,185
Cash and bank balances	3,097,045
Trade payables	(5,211,542)
Other current liabilities	(37,492,048)
Income taxes payables	(74,253)
Long-term liability	(770,000)
Deferred taxes	(384,999)
Non-controlling interests	3,159,181
Total purchase price	128,489,046

Satisfied by:
Cash	126,761,483
Other payables	1,727,563
128,489,046
Analysis of net outflow of cash and cash equivalents in respect of the purchase of the subsidiary:
RMB
Cash consideration	(126,761,483)
Cash and bank balances acquired in the acquisition	3,097,045
Net cash consideration	(123,664,438)
Less: cash paid during the year ended December 31, 2006, 2007 and 2008	120,664,438
Net cash paid during the year ended December 31, 2009	(3,000,000)

The goodwill from the acquisition of Sunrisk, Easycon, Recency, Fujie and Fuyi of RMB126,023,083 is expected to be non-deductible for tax purposes.

Included as intangible assets listed in the above table as of the acquisition date are the following components of intangible assets based on management best estimate:

	Amount	Estimated useful life
	RMB
Customer relationships	1,964,400	5 years
Other technology	2,946,600	5 years
	4,911,000

21	Acquisition of subsidiaries - Continued

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

	2006	2007	2007
	RMB	RMB	USD

Revenues:
Software & Solutions	177,725,847	211,343,087	28,932,876
Platform & Maintenance Services	215,273,111	251,806,813	34,472,362
POS	-	3,643,916	498,852
Total revenues	392,998,958	466,793,816	63,904,090

Software & Solutions	(77,245,974)	(94,831,324)	(12,982,412)
Platform & Maintenance Services	(183,077,482)	(195,949,155)	(26,825,446)
POS	-	(1,088,024)	(148,950)
Total cost of revenues	(260,323,456)	(291,868,503)	(39,956,808)
Gross profit	132,675,502	174,925,313	23,947,282
Operating incomes (expenses):
Research and development expenses	(3,764,931)	(8,369,567)	(1,145,794)
Selling and marketing expenses	(28,459,647)	(35,719,639)	(4,890,020)
General and administrative expenses	(43,555,893)	(55,452,862)	(7,591,499)
Total operating expenses	(75,780,471)	(99,542,068)	(13,627,313)
Other income (expenses):
Interest income	169,082	1,833,507	251,007
Interest expense	(1,624,712)	(2,452,510)	(335,749)
Income from short-term investment	-	3,494,446	478,390
Loss from equity method investees	(134,986)	-	-
Other income (expense), net	48,493	(474,155)	(64,912)
Income before income taxes
and non-controlling interests	55,352,908	77,784,533	10,648,705
Income tax expense	(3,982,389)	(5,833,532)	(798,611)
Income before non-controlling interests	51,370,519	71,951,001	9,850,094
Non-controlling interests	-	(1,813,141)	(248,219)
Net income	51,370,519	70,137,860	9,601,875
Earnings Per Share
– Basic	6.33	5.34	0.73
– Diluted	4.99	4.56	0.62
Weighted average common shares outstanding
– basic	8,118,335	13,144,681	13,144,681
–diluted	10,292,308	15,370,197	15,370,197

22	Disposal of subsidiaries

On May 8, 2006, Beijing Sihitech disposed of its entire interest in Sihitech Consulting. The results, assets and liabilities of Sihitech Consulting had been excluded from the consolidated financial statements since the effective date of the disposal. The disposal proceeds and preliminary fair value of the disposed assets were not material to the consolidated financial statements.

On December 20, 2008, Yuxinyicheng disposed of its entire interest in Hongzhi at a consideration of RMB3,600,000. The consideration has been fully settled during 2009. The entire assets and liabilities and results of Hongzhi had been excluded from the consolidated financial statements since the effective date of the disposal.

On August 30, 2009, Yuxinyicheng disposed of its entire interest in Guangzhou Sihitech at a consideration appropriate the net asset value of Guanzhou Sihitech as of the date of disposal.

23	Significant related party transactions

(a)	Identity of related parties

Related parties identified for the years ended December 31, 2007, 2008, and 2009 are summarized as follows:

	Relationship with	Shareholding in Yucheng or shareholding being held by the Company
	the Company	for 2007	for 2008	for 2009

Mr. Weidong Hong	Shareholder and CEO	13.56%	15.10%	16.47%

Mr. Shuo Zeng	Shareholder and COO	4.91%	4.65%	5.19%

Beijing Hengli Plastic Machine Co., Ltd.	Investment under equity method	50%	0%	0%

Chengdu Elegon Infotech Limited (“Elegon”)	Investment under equity method	0%	49%	0%

Sihitech (HK) Co., Ltd.	Controlled by Mr. Weidong Hong	N/A	N/A	N/A

Hainan Baodaotong Technologies Limited (“Baodaotong”)	Investment under equity method	0%	0%	15%

Yucheng Sinowise Consultancy Services Limited	Investment under equity method	0%	0%	40%

Note 1:	Before the Share Exchange Transaction was completed on November 24, 2006, Mr. Weidong Hong held 42% of Sihitech.
Note 2:	Before the Share Exchange Transaction was completed on November 24, 2006, Mr. Shuo Zeng held 43% of e-Channels.

23	Significant related party transactions - Continued

(b)	Related party transactions

The significant related party transactions of the Company are summarised as follows:

	2007	2008	2009	2009
	RMB	RMB	RMB	USD

Advances to investments under equity method
-Hengli	69,440	-	-	-
-Elegon	-	1,828,333	-	-
-Yuxing Huazhi	-	-	1,915,718	280,560
-Hainan Baodaotong	-	-	20,914,872	3,063,014

Collection of advances to investments under equity method
-Hengli	-	(728,942)	-	-
-Sanjian	-	(937,457)	-	-
-Elegon	-	(1,828,190)	-	-
- Yuxing Huazhi	-	-	(625,391)	(91,589)
-Hainan Baodaotong	-	-	(20,597,593)	(3,016,548)

Advances to shareholders	53,804	173,022	116,160	17,012

Collection of advances to shareholders	(333,063)	(173,022)	(116,160)	(17,012)

Sales to Sihitech (HK) Co., Ltd.	-	57,296,777	-	-

Collection from Sihitech (HK) Co., Ltd	-	(55,728,672)	(1,568,105)	(229,651)

Sales to Hainan Baodaotong	-	-	6,770,864	991,603

Collection from Hainan Baodaotong	-	-	6,680,579	978,381

The transactions do not have fixed terms.  Balances relating to the above transactions are non-interest bearing and payable on demand. Other than this matter, the Board of Directors of the Company is of the opinion that the above transactions were in the normal course of business and on normal commercial terms.

(c)	Related party balances

The balances of related party receivables at the year-end are summarized as follows:

	December 31
	2008	2009	2009
	RMB	RMB	USD

Due from an investment under equity method	143	1,697,890	248,659
Due from Sihitech (HK) Co., Ltd.	1,568,105	-	-
	1,568,248	1,697,890	248,659

24	Share option plan

On November 24, 2006, Yucheng adopted the 2006 performance equity plan (the “Plan”) which allows Yucheng to offer a variety of incentive awards to employees. Options to purchase 1,500,000 share of common stock of Yucheng are authorized under the Plan.

As of December 31, 2009, no options under the Plan have been granted.

25	Subsequent events

On March 15, 2010, Yuxinyicheng and NTT Data Group established a joint-venture, Yuxin Data Technologies Limited (“Yuxin Data”) in Tianjin. The registered capital of Yuxin Data is RMB60 million. NTT Data Group and Yuxinyicheng hold 51% and 49% of equity interests, respectively.

On May 3, 2010, Yuxinyicheng transferred its interests of 15% in Baodaotong to Hainan Yinjiang Net Technologies Limited, an independent third party at a total consideration of RMB7,227,273. The loss from the disposal of interest in Baodaotong is approximately RMB14,000.