Form 20-F
period 2010-12-31
Yucheng Technologies LTD
filed 2011-07-01
CIK 1356462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ________________ to ________________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
☐  Yes      ☐  No

YUCHENG TECHNOLOGIES LIMITED

i

Introduction

Unless otherwise indicated, references in this annual report to:

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong SAR, Macau SAR and Taiwan.

•	“NASDAQ” refers to the NASDAQ Global Market.

•	“Renminbi” or “RMB” refers to the legal currency of China.

•	“SEC” refers to the United States Securities and Exchange Commission.

•	“Securities Act” refers to the Securities Act of 1933, as amended.

•	“Shares” or “ordinary shares” refers to our ordinary shares, of no par value. “USD”, “U.S. dollars”, “dollar” and “US$” refer to the legal currency of the United States.

In addition, unless otherwise indicated, references in this annual report to:

•	“Yucheng” or “Yuxinyicheng” refers to the Yucheng Technologies Limited, as a whole or any portion thereof, unless expressly stated otherwise.

•	“Beijing Sihitech” refers to Beijing Sihitech Technology Co., Ltd. and, unless the context otherwise requires, its subsidiaries.

•	“China Unistone” refers to China Unistone Acquisition Corporation.

•	“Easycon” refers to Beijing Easycon Electronics Limited.

•	“e-Channels” refers to Beijing e-Channels Century Technology Co., Ltd.

•	“e-Channels BVI” refers to Port Wing Development Co., Ltd.

•	“Fujie” refers to Shanghai Fujie Business Consulting Limited.

•	“Fuyi” refers to Shanghai Fuyi Business Consulting Limited.

•	“Recency” refers to Chengdu Recency Technologies Limited.

•	“Sihitech BVI” refers to Ahead Billion Venture Ltd.

•	“Sunrisk” or “Yuxinhengsheng” refers to Beijing Yuxinhengsheng Information Technology Limited.

•	“Yuxin Data” refers to Yuxin Data Technologies Co., Limited (Tianjin)

•	“Yuxinyicheng Information” refers to Beijing Yuxinyicheng Information Co., Ltd.

•	“Elegon” refers to Chengdu Elegon Infotech Ltd.

•	“Beijing Huazhi” refers to Beijing Sihitech Huazhi Consulting Service Co.,Ltd.

•	“Hainan Baodaotong” refers to Hainan Baodaotong Technology Limited.

	“Tianjin Yuxinyicheng” refers to Tianjin Yuxinyicheng Technologies Limited.

	“Chengdu Yuxinyicheng” refers to Chengdu Yuxinyicheng Technologies Limited.

	“Xiamen Yucheng” refers to Xiamen Yucheng Technologies Ltd.

	“Yuxinyicheng Software” refers to Beijing Yuxinyicheng Software Technologies Limited

	“Guangzhou Yuxinyicheng” refers to Guangzhou Yuxinyicheng Information Technologies Limited

	“Shanghai Sihitech” refers to Shanghai Sihitech Technology Co., Ltd.

	“Shanghai Software” refers to Shanghai Sihitech Software Co., Ltd.

“Yucheng Internet” refers to Yucheng Internet Technologies Co., Ltd

•	“we,” “us,” “our company,” “our,” “the Company” and “Yucheng” refer to Yucheng Technologies Limited and, unless the context otherwise requires, its subsidiaries and predecessors.

•
“Tier I banks” or “Top Four banks” refers to the four largest state-controlled banks in China, namely the Industrial and Commercial Bank of China, the Bank of China, China Construction Bank and the Agricultural Bank of China; “Tier II banks” or “Joint-Stock banks” refers to the other 13 national commercial banks and policy banks in China; and “Tier III banks” or “SMBs” refers to small and mid-sized banks in China.

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

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

 Not applicable.

ITEM 3.          KEY INFORMATION

A.    Selected financial data.

SELECTED CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data for the three years ended December 31, 2010 are derived from our audited consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or US GAAP, and have been audited by BDO Limited, an independent registered public accounting firm.  The report of BDO Limited on those consolidated financial statements is included elsewhere in this annual report.  This information is only a summary and should be read together with the consolidated financial statements, the related notes and other financial information included in this annual report.  Our selected consolidated statement of operations data for the two years ended December 31, 2006 and 2007 and our selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements, which are not included in this annual report, and have been retrospectively adjusted for the adoption of the new accounting standards related to the presentation and disclosure requirements for non-controlling interests and for the discontinued operations.

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

In 2010, Yucheng sold100% of the shares in its POS company to an unrelated party and the management team of the POS business to permit the company to focus on our core business of IT solutions for banks in China.

The POS business has been reclassified to discontinued operations for the year ended December 31, 2010, and the comparative figures for the years ended December 31, 2008 and 2009 have been retrospectively reclassified to discontinued operations according to US GAAP accounting requirements.

Yucheng's income statements data do not include the results of POS business, which has been reclassified to discontinued operations.

Revenues represented in this section are net of business tax.

The following table sets forth our selected consolidated statement of operations data.

	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	USD
	(in thousands, except percentages)

Revenues	289,650	431,875	662,197	354,470	403,644	60,949
Income(Loss) from operations	45,256	79,541	89,988	(9,025)	37,239	5,623
Income(Loss) from continuing operations	40,731	75,946	91,331	(625)	31,436	4,747
Earnings per share (basic) from continuing operations	5.02	5.64	5.21	0.14	1.84	0.28
Earnings per share (fully diluted) from continuing operations	3.96	4.82	4.89	0.14	1.80	0.27

The following table sets forth our selected consolidated balance sheet data.

	As of December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	USD

Cash	98,358	222,494	239,751	246,577	162,536	24,542
Trade accounts receivable	116,606	203,451	280,654	147,979	196,243	29,632
Total current assets	305,848	572,304	647,311	561,216	590,184	89,115
Goodwill	37,274	169,362	187,816	189,010	189,010	28,540
Total assets	389,141	821,747	943,887	868,118	869,964	131,361
Total current liabilities	141,218	315,727	367,352	265,699	260,304	39,305
Total liabilities	146,511	323,450	373,328	266,931	262,087	39,574
Stockholders' equity	242,629	493,098	558,536	593,318	602,743	91,012
Total liabilities and stockholders' equity	389,141	821,747	943,887	868,118	869,964	131,361

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

	Period End	Average(1)	High	Low
	(Renminbi per USD1.00)
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1936	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2949	7.6058	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8282	6.8314	6.8380	6.8250
2010	6.6227	6.7668	6.8284	6.6227
November	6.6762	6.6558	6.6925	6.6239
December	6.6227	6.6515	6.6786	6.6227
2011
January	6.5891	6.6027	6.6349	6.5876
February	6.5752	6.5833	6.5985	6.5705
March	6.5564	6.5662	6.5750	6.5564
April	6.4990	6.5316	6.5564	6.4990
May	6.4845	6.4989	6.5108	6.4845

(1)
Averages for a period are calculated by using the average of the exchange rates on the end of each month during the period.  Monthly averages are calculated by using the average of the daily rates during the relevant period.

Source: Federal Reserve Bank of New York and the Bank of China

This annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates.  Translations from Renminbi to U.S. dollars at certain specified date refers to the noon buying rate on that particular date in The City of New York for cable transfers of Renminbi as certified for customs purpose by the Federal Reserve Bank of New York.  Unless otherwise stated, the translations of Renminbi into U.S. dollars have been made based on the noon buying rate on December 31, 2010, which was RMB6.6227 to USD1.00.  We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.  See “Item 3. Key Information — Risk factors — Risks related to doing business in China — Any fluctuations in exchange rates could result in foreign currency exchange losses” and “— Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively” for discussions on the effects of fluctuating exchange rates and currency control on the value of our ordinary shares.  On June 28, 2011, the noon buying rate was RMB6.4723 to USD1.00.

The People’s Bank of China, or the PBOC, issued a public notice on July 21, 2005 increasing the exchange rate of the Renminbi against the U.S. dollar by approximately 2.0% to RMB8.11 per USD1.00.  Further to this notice, the PRC government has reformed its exchange rate regime by adopting a managed floating exchange rate regime based on market supply and demand with reference to a portfolio of currencies.  Under this new regime, the Renminbi is no longer pegged to the U.S. dollar.  This change in policy has resulted in an approximate 20.2% appreciation of the Renminbi against the U.S. dollar between July 21, 2005 and June 28, 2011.  The PRC government may decide to adopt an even more flexible currency policy in the future, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar,or adopt a more conservative currency policy which could effectively peg the RMB to the U.S. dollar.

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

Our revenues fluctuated in recent years.   Our revenue decreased 46.5% from RMB662.2 million in 2008 to RMB354.5 million in 2009, and increased by 13.9% from the 2009 revenue to RMB403.6 million(USD60.9million) in 2010.  Our revenue growth, in particular the growth from 2006 to 2007, was primarily enhanced by our merger with e-Channels BVI on November 24, 2006 and our acquisitions of five companies in 2007.  In addition to revenues generated by these acquired companies, we were also able to achieve synergies among our existing business and the acquired businesses.   Without the impact of these acquisitions, our growth rate during this period would have been much lower.  In 2008, 2009 and 2010, we did not make any acquisition and we may not be able to make acquisitions with a similar scale, or at all, in future periods, or give assurance that our future acquisitions, if any, will be able to provide the same level of synergy as our past acquisitions.  In addition, our past growth reflected our success in achieving market acceptance of our IT solutions and software and establishing market leadership in certain segments of China’s financial IT services industry.  As we become a larger and more mature company, we may not be able to sustain our recent rate of revenue growth in future periods. Additionally, the changing economic environment as a result of the recent world recession and PRC government economic policy decisions may have an effect on our overall growth.

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

China Construction Bank is one of the largest banks in China and our largest user of our services, accounting in the aggregate for 48.7%, 34.0% and 22.7% of our revenues in 2008, 2009 and 2010, respectively.  We provide solutions and services to different provincial branch offices of China Construction Bank and to its head office.  Although the engagements with the branches and the head office are under separate and independent contracts, certain individual accounts still historically account for a significant amount of revenue.  For example, our largest account within China Construction Bank was with its head office, which accounted for 37.7%, 21.5% and 14.3% of our revenues in 2008, 2009 and 2010, respectively.  Notwithstanding the separate legal treatment of the engagements, a substantial failure to provide the contracted solutions and services under one of our agreements may result in a disruption to our overall relationship with China Construction Bank.  Also, if China Construction Bank’s general IT spending pattern and budget changes or decreases, it could adversely affect our ability to offer services and win contracts from different entities within the bank.  We have no long-term contracts with China Construction Bank or any of our major clients.  There are no assurances that we will be able to continue to retain these clients, and that we will maintain or increase our current level of business with them in the future.  If we lose any of these significant clients, or if any of them significantly reduces their use of our solutions and services, we may not be able to find replacement revenue sources, thus materially and adversely impacting our operating results and financial condition.  In addition, our current clients are primarily large national commercial banks that possess significant negotiating and pricing power, and if they exert pricing pressure on us, we cannot guarantee that we will be able to resist this pressure or find other replacement clients.  If we have to lower prices to maintain our business with these clients, our profitability may be materially and adversely affected.

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

There is intense competition in the market for IT services in China’s banking industry, and the industry is characterized by frequent technological changes, evolving industry standards and changing client demands.  We face competition from both China’s domestic IT service providers, and global IT vendors.  See “Item 4. Information on the Company — B. Business overview — Competition”.  Some of our competitors have longer operating histories, larger clientele, more diverse service offerings, more extensive personnel and financial resources than we do.  While new IT service providers may also enter the industry, we also compete with the IT departments of our existing and potential clients, which may be capable of creating in-house solutions, thereby reducing the need for outside service providers.  We expect competition to increase and we cannot guarantee that we will successfully compete against our competitors.  Our current or future competitors may develop or offer solutions or services that are comparable or superior to ours at a lower price.  In addition, only some of our solutions and services are protected by intellectual property rights, and therefore, our competitors may copy some of our technologies without incurring the associated research and development expenses, and sell their competing products with lower cost, which could result in the loss of sales of our solutions and services.  If we fail to successfully compete against our current and future competitors, our business, financial condition and results of operations may be materially and adversely affected.

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

We are expanding into other business areas through joint ventures, such as Yuxin Data. If we fail to manage the complexity of a joint venture, the business of the joint venture may suffer and our financial condition and results of operations may be materially and adversely affected.

We have established Yuxin Data with a third party partner to expand into different new areas of business. Managing the additional complexity of a joint venture can be very challenging. We cannot guarantee that we will be successful in our management of these joint venture.  Many factors, some of them are beyond our control, could materially and adversely affect our ability to turn this business into a profitable business, We will assess regularly any joint venture endeavors and from time to time we may choose to exit from them when they no longer fit our business strategy. Upon exit, we may not recover our investment.

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

Historically, wages for comparably skilled technical personnel in China’s IT services industry have been lower than in developed regions, such as in the U.S. or Europe. However, in recent years, due to rapid economic development, and intense competition for qualified IT professionals and general inflation, wages in China’s IT services industry have increased. Wages may continue to increase at even faster rates considering the recent government initiatives to increase the incomes of laborers to narrow the income gaps between rich and poor. In addition, we may be required to implement wage increases by the relevant labor bureaus’ guidelines, such as our average 6.8% wage increase in early April 2010. Our personnel cost accounted for 58.9%, 60.4% and 62.3% of our cost of revenues for Software & Solutions and Maintenance Services in 2008, 2009 and 2010, respectively. Although we were able to increase productivity to counter the increase in our IT personnel costs, we cannot assure you that we will be able to achieve these or comparable cost savings in the future. If we experience significant increases in wages for IT professionals, our cost of revenues will increase significantly, which could materially and adversely affect our gross margin and results of operations.

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

The PRC government has provided various incentives to domestic companies in the software industry in China in order to encourage development and growth of the industry. Many of our PRC subsidiaries have historically received technology subsidies, business tax exemptions, value-added tax, or VAT, refunds and preferential income tax treatments. For example, many of our PRC subsidiaries enjoyed reduced enterprise income tax at the applicable rate of 15% on taxable profits in China, as compared to the statutory rate (33% prior to 2008 and 25% thereafter) and/or tax holidays due to their status as a foreign-invested enterprises, software enterprises or high-tech enterprises located in certain locations. Our tax savings from these preferential income tax treatments amounted to RMB31.2 million, RMB5.6 million and RMB9.3 million (USD1.4 million) in 2008, 2009 and 2010, respectively. See “Item 5. Operating and Financial Review and Prospects — A. Operating results — Income taxes.” In addition, due to our status as Software Enterprise in the high-tech industry, we received technology subsidies, VAT refunds, business tax refunds and other benefits in the amount of RMB6.2million, RMB4.4 million and RMB5.4 million (USD0.8 million) respectively, in 2008, 2009 and 2010. See “Item 5. Operating and Financial Review and Prospects — A. Operating results — Operating expenses — General and administrative expenses.” The PRC government may reduce or eliminate these incentives at any time in the future. Additionally, in order to continue to qualify for some of these incentives, we are required to meet stringent requirements on research and development activities and on our gross revenues.

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

The economy of China has been experienced rapid growth after the global economic recession, leading to increased inflation, Monetary policies adopted by the PRC government to combat inflation may result in a decrease in China’s economic development and profitability of China’s banks, which could adversely affect our business.

The rapid growth of China’s economy after the global economic recession has resulted in higher levels of inflation. China’s consumer price index increased 3.3% in the full year of 2010, and the government has initiated a number of monetary policies to control the potential overheating of the economy and high inflation, As part of such measure, the People’s Bank of China, or PBOC, China’s central bank, has increased statutory deposit reserve ration 6 times in 2010 and another 5 times in the first five months in 2011, increasing the statutory reserve ratio from 15.5% at the end of 2009 to its current level of 21.0%, which greatly reduced the amount of funds available for China’s banks to extend loans. In addition, PBOC increased interest rates 2 times in 2010 and another 2 times in the first five months in 2011, which could result in slowdown of capital investment, consumption and overall economic activity. All these and other measures could lead to reduced profit for China’s banks and reduce their desire to upgrade or expand their IT systems. Any reduced IT spending in China’s banking industry will materially and adversely affect our sales, which could materially and adversely affect our business, financial condition and results of operations, In addition, higher inflation may increase our costs, and there can be no assurance that we would be able to increase our prices to the extent necessary to offset the increase in our expenses, and our gross margin and net margin could be materially and adversely affected.

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

Our operating subsidiaries are all located in China and our functional currency is Renminbi, and we are subject to fluctuations of the exchange rate between the Renminbi and the U.S. dollar. PBOC sets and publishes daily a base exchange rate between the Renminbi and the U.S. dollar. Beginning on July 21, 2005, PBOC has set this rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day, taking into account other factors such as the general conditions existing in the international foreign exchange markets, as compared to an exchange rate pegged to the U.S. dollar before such date. As a result, from July 21, 2005 to June 28, 2011, the Renminbi appreciated approximately 20.2% against the U.S. dollar. There is increasing international pressure for the PRC government to further loosen its control of the foreign exchange rate to allow a faster appreciation of the Renminbi.

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

Selling shareholders in the three-party acquisition have the right to earn up to 952,832 shares per year from 2007 to 2010 based on net profit targets. See “Item 4. Information on the Company — A. History and development of the Company — Corporate history”. We are required to issue 952,832 shares to these selling shareholders in the three-party acquisition based on our fiscal results, which were met in 2007 and 2008.  The Company failed to meet the pre-determined financial objectives in 2009 and 2010,  as a result, no shares are to be issued to selling shareholders for 2009 and 2010. There is no obligation to register these shares after issuance. However, after being held for the appropriate periods, these shares will be eligible for resale under Rule 144 of the Securities Act. If the additional shares are earned, they will significantly increase the number of our shares outstanding, and result in dilution to our existing shareholders. The issuance of these additional shares may cause a decrease in the trading price of our shares in the public market.

A large portion or our shares are owned by two of our directors and executive officers. These shareholders will have a significant influence over our corporate transactions and other matters that require shareholder approval.

Our executive officers and directors, including Messrs. Weidong Hong, Chairman and Chief Executive Officer and director and Shuo Zeng, Chief Operating Officer and director, in aggregate control the vote of about 21.66% of our issued and outstanding ordinary shares, assuming they do not sell any of their shares and our total number of issued and outstanding shares does not change. These two major shareholders maintain a significant influence over the outcome of corporate transactions or other matters submitted to our shareholders for approval, including the election of directors and the approval of other business transactions.

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

Although our ordinary shares are traded on NASDAQ under the symbol “YTEC”, the trading market in our ordinary shares has been substantially less liquid than the average trading market for companies quoted on NASDAQ. Reported average daily trading volume in our ordinary shares for the three-month period ended March 31, 2011 was approximately 67,320 shares. Limited trading volume will subject our shares to greater price volatility and may make it difficult to sell our shares at an attractive price.

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

CORPORATE INFORMATION

Our legal name is Yucheng Technologies Limited, which was incorporated in the BVI on November 17, 2005. Our principal executive office is located at Beijing Global Trade Center, Tower D , Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, P.R. China, and our telephone number is +86 10 5913 7998. Our registered office in the BVI is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola. We maintain an Internet website at www.yuchengtech.com. Our agent for service of process in the United States is National Corporate Research at 10 E. 40th Street, 10th Floor, New York, New York 10016.

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

As of March 31, 2009, the net profit target for the years ended December 31, 2007 and December 31, 2008 were met. Accordingly, we were required to issue and we had issued 952,832 shares to the selling shareholders for each year. The Company failed to meet the pre-determined financial objectives in 2009 and as a result, no shares were issued to selling shareholders for 2009 and 2010.

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

In March, 2010, we established a joint-venture, Yuxin Data Technologies Co., Ltd (“Yuxin Data”) in Tianjin with NTT Data Group. Total registered capital is RMB60.0 million .We hold 49% of equity interests in the company.

In December, 2010, Yucheng transferred its interests of 100% in Beijing Yuxinyicheng Information Technology Limited (“Yuxinyicheng Information”) to other investors, for a consideration of RMB21.5 million, in order to focus on our core business.

In January, 2011, we established a joint-venture, Yucheng Internet Technologies Co., Ltd (“Yucheng Internet”) in Beijing. Total registered capital is RMB 17.5 million. We hold 30% of equity interests in the company.

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

In January 2007, we established Yuxinyicheng Information and Yuxinyicheng Software, through which we conduct our POS Merchant Acquiring Services. Yucheng maintained an 80% controlling interest in Yuxinyicheng Information and an individual investor controlled a 20% non-controlling interest. As of January 2009, we acquired the non-controlling interest in Yuxinyicheng Information. In December, 2010, we sold our entire equity interest in Yuxinyicheng Information to third parties.

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

In March 2009, we established a joint-venture, Hainan Baodaotong Technologies Limited (“Baodaotong”) in Haikou city with a third party.  Baodaotong is focused on card issuance business for public transportation in Hainan Province.  As of December 31, 2009, we held 15% of equity interests in the company. In May, 2010, Yucheng sold the remaining 15% of Baodaotong’s equity interest to a third party.

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

In January 2011, we established a joint-venture, Yucheng Internet Technologies Limited (“Yucheng Internet”) in Beijing with, to provide internet finance services. We hold 30% of equity interests in the company.

We conduct our business through various subsidiaries in the PRC. Together with our head offices in Beijing, we have subsidiaries or branch offices in 7 other cities. As of December 31, 2010, we had 2,271 employees.

OUR INDUSTRY

According to IDC, the market for banking industry IT solution spending in China is expected to grow from RMB8.1 billion (USD1.2billion) in 2010 to RMB16.48billion (USD2.5 billion) in 2014, representing a CAGR of 19.4%. This rapid growth in IT solution spending is driven primarily by the development in China’s economy and the ongoing regulatory reform catalyzed by China’s accession into the WTO, and the resulting increase in competition in China’s banking industry. To meet increasingly complex customer demands and to stay competitive in the market place, China’s banks are increasingly relying on IT systems for the management of their operations, such as processing transactions, analyzing operational data and managing risks, thereby creating growth opportunities for IT service providers such as us.

The following table sets forth China’s banking industry IT solution spending by solution type from 2006 to 2014.

Source: IDC, July 2010

China’s banking and financial institutions and their IT needs

China’s banking industry continues to be the primary provider of capital to China’s economy and bank deposits remain the primary choice for domestic savings. According to IDC, there are currently less than 4,000 banking institutions operating in China as of July 2010. This number is expected to continue to decline as the Chinese Banking Regulatory Commission (CBRC), continues to emphasis industry consolidation to increase the efficiency of banks and the integrity of the Chinese banking system. Most of banking institutions in China are either wholly state-owned or state-controlled, directly or through state-owned enterprises. In recent years, there have been a growing number of privately-owned as well as foreign-owned banks, although they are still relatively small in number to date. In addition, to promote competition the CBRC lessened regional restrictions, thereby allowing more banks, especially joint-stock and SMBs, to expand nationally.

China’s banking industry can be classified into four groups, including:

•
Tier 1 - State-controlled commercial banks. Commonly known as the “Big Four,” this group is comprised of the Industrial and Commercial Bank of China, Bank of China, China Construction Bank and the Agricultural Bank of China. These four banks are the largest among China’s domestic banks in terms of assets, deposit base, loan portfolio and nationwide branch network. According to CBRC 2010 Annual Report, the Big Four together account for 49.2% of bank assets in China. In recent years, the Big Four have completed an initial public offering and listing of their shares on the Hong Kong Stock Exchange or Shanghai Stock Exchange. Although the Big Four have substantial in-house IT capabilities, we believe that, given their status as overseas listed companies on foreign exchanges and their needs to achieve global best practices; they will continually need to use third-party IT solution and service providers to various degrees.

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

•
Tier 3 – Small and Medium-sized Banks (SMBs). According to IDC, in 2010 this group comprised 143 city commercial banks, 37 foreign banks, and over 3,306 cooperatives (including rural commercial banks and rural cooperative banks). We believe that most of the SMBs lack both the financial resources and in-house IT expertise needed to either scale up operations or to meet increasingly stringent regulatory requirements. As such, we believe they are most likely to allocate a majority of their IT spending to third-party providers such as us. Although foreign banks possess the financial resources, they are not familiar with local market practices and the regulatory requirements and often require the assistance of China’s domestic IT service providers.

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

Driving forces of IT spending at China’s banking institutions

China’s growing economy and the ongoing regulatory reforms are two major driving forces of change for China’s banking industry. China has experienced rapid economic growth over the past three decades, largely as a result of the PRC government’s extensive economic reforms. China’s gross domestic product, or GDP, as measured by the National Bureau of Statistics of China, has grown in nominal terms at a CAGR of 16.5% from 2006 to 2010. China’s economic growth, combined with increasing fixed capital formation, high household savings rates, and a closed capital account, have driven the growth of China’s banks in the past decade. Such a rapidly developing economy places heavy demands on the efficiency and integrity of the country’s banking system. In recent years, China’s banking system has undergone significant changes and evolved to become an increasingly market-driven system.

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

As such, we expect China’s banking institutions to more aggressively seek technology and outsourced solutions to resolve inefficiencies and lower costs, so that they can compete more effectively in the marketplace. According to CBRC Report , as of the end of 2010, China’s domestic banks total assets were estimated to be RMB95.3 trillion (USD14.4 trillion), which represents a year over year increase of 21.5％. The tremendous growth in assets is increasing the need for efficient technology. We believe that, as part of a broad-based effort to accelerate compliance with requirements of the WTO and Basel II (the international standards for better risk management for banks), China’s domestic banks will increasingly benchmark themselves to their foreign counterparts, and seek to achieve operational efficiencies through long-term increases in IT spending.

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

We believe that as our clients’ needs become increasingly complex, so will the requirements for success in our industry. Our ability to remain competitive will depend, in part, on ongoing investments in our technological capabilities and our human resources, which we believe differentiate us from our competitors. We also expect our industry to continue to undergo rapid consolidation. China’s domestic banks increasingly seek vendors with comprehensive service offerings and the scale necessary to provide solutions and services seamlessly to numerous client locations across China. In order to succeed, we may need to continue to seek attractive acquisition candidates to complement our existing core strengths.

OUR SOLUTIONS AND SERVICES

We provide a broad range of solutions and services to meet China’s banking institutions IT needs. Based on the nature of our solutions and services, we categorize them as Software & Solutions, Platform & Maintenance Services. Software & Solutions includes the development and sale of our software solutions, IT consulting and implementation and customized software development. Platform & Maintenance Services relates to the procurement, re-sale, installation, integration and maintenance of third-party hardware and software.
Software & Solutions

We primarily provide Software & Solutions to our banking clients via customized software, standard software, customized solution development, and consulting services; however, we believe that conceptually it is more relevant to discuss the end result of our business. Therefore, we classify our Software & Solutions into the following sub-categories:

•
Business Solutions. Our Business Solutions include a wide range of transaction-related solutions, such as core-banking, foreign exchange and loan management. We provide our core banking solutions, which manage all operations relevant to deposit and loan accounts, principally to SMBs, as they usually lack the internal IT capabilities needed to develop and maintain their own systems. In 2008, 2009 and 2010, our revenues from Business Solutions were RMB72.3 million, RMB78.9million and RMB131.1 million (USD19.8 million), respectively, and accounted for 27.4%, 28.0% and 39.3% of our Software & Solutions revenues, respectively.

•
Channel Solutions. Channel Solutions are designed to facilitate banks’ interactions with their customers, to improve communication and transaction efficiency and to enhance the overall customer banking experience. Channel Solutions include: customized online banking solutions, our E-Banking ASP, mobile banking, and call center solutions, which allow our clients to serve their customers in a more timely and cost effective manner. Our solutions automate our clients’ operations and allow them to better track performance of different interaction methods. According to a July 2010 report issued by IDC, a third-party research organization, we ranked first among all of the banking IT solution providers in China for Channel Solutions as measured by 2009 revenues. In 2008, 2009 and 2010, our revenues from Channel Solutions were RMB97.7 million, RMB131.7 million and RMB122.7 million(USD18.5 million), respectively, and accounted for 37.0%, 46.7% and 36.8% of our Software & Solutions revenues, respectively.

•
Management Solutions. Management Solutions help banks to collect and analyze data, so that they can monitor and manage risks and performance in a timely manner, as well as business intelligence. These solutions support intelligent data analysis to enhance management reporting and sound decision making. We provide a suite of consulting and implementation services in risk and performance management, such as asset and liability management, funds transfer pricing and profitability analysis. In 2008, 2009 and 2010, our revenues from Management Solutions were RMB93.9 million, RMB71.3 million and RMB79.7 million (USD 12.0 million), accounted for 35.6%, 25.3% and 23.9% of our Software & Solutions revenues, respectively.

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

Platform & Maintenance Services

We primarily provide Platform & Maintenance Services in conjunction with our Software & Solutions business. Platform & Maintenance Services, although not a primary focus or growth area for us, is necessary as it assure that our clients IT investments function correctly and smoothly in relation to their IT infrastructure. We classify our Platform & Maintenance Services into the following sub-categories:

•
Platform Services. Platform Services is comprised in large part of our former System Integration business. As a total solutions provider, our Platform Services assists our clients with the selection of appropriate third-party hardware or software, manufacturer negotiations (proposals, bids and pricing terms) and, as required, installation support and testing of the third-party hardware and software. We can also integrate the new equipment and software with our clients’ existing IT architecture. In 2008, 2009 and 2010, our revenues from platform services were RMB339.7 million, RMB12.5million and RMB8.4 million (USD1.3 million), accounted for 51.3%, 3.5% and 2.1% of our total revenues, respectively.

•
Maintenance & Ancillary Services. Comprised mainly of our former IT Services business, this category focuses on the maintenance and support services that we provide after a project is completed. In addition, we perform limited agency services where we procure third-party IT equipment for other system integrators and charge a commission. We record these revenues as Maintenance & Ancillary Services. In 2008, 2009 and 2010, our maintenance and ancillary services revenue amounted to RMB58.7 million, RMB60.1 million and RMB61.7 million (USD 9.3 million), respectively, accounted for 8.9%, 16.9% and 15.3% of our total revenues, respectively.

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

Strong brand in the marketplace.

We have an established reputation as a leading provider of IT services to China’s premier banking institutions with our clients and among China’s banking IT service provider community. We have enjoyed close business relationships with many Top Four and Joint-Stock banks, including China Construction Bank, which has been our customer on an annual basis since 1999. Our services to these premier banking institutions has earned us credibility and prestige in the industry. For example, we were named to the Global FinTech 100 for the third year in a row in October, 2009 by American Banker, Banker Technology News, and Financial Insights, an IDC company, and we were recognized as “Most Trusted IT Services Brand by SMB” in 2009 and 2010 ” by Chinese Finance Network and Chinese Finance Institute;  We were named “Outstanding Chinese Financial Technology Products 2008” by New Financial World magazine in 2008, a Chinese IT industry magazine. Yucheng was recognized as “One of the ten best IT solution providers for China’s financial industry” by Computer Partner World in 2007, a leading IT focused magazine in China. We believe that our established reputation and credibility provide us advantages in our competition for new businesses opportunities.

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

We intend to build on top of our solid SMB client base and broaden our client base.  As compared to large Top Four and Joint-Stock banks, SMBs do not have the business scale, financial resources or internal IT capabilities to develop highly sophisticated IT systems and solutions. As such, they generally demand less customization of IT solutions, providing us opportunities to sell our solutions in a more standardized manner with minimal incremental cost per sale. In addition, due to their smaller size and increasing needs, oftentimes we are in a superior position to negotiate contract terms with SMBs as compared to large banks. By the end of 2010, SMBs and other banks accounted for 24.3%of our revenues, compared to 23.2% of revenues in 2009, and we expect to continue expand our SMB market share.

Complement our project-based revenues with a transaction-based revenue model in certain segments.

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

We entered into this model in January 2008 via a collaboration agreement with Chinese Financial Certification Authority (CFCA), the Chinese governmental body regulating e-commerce security. In return for our E-Banking ASP, SMBs are expected to pay CFCA and us a combination annual maintenance fee, plus subsequent per-transaction or per-user fees. As of June 2011, we have 35 clients on our E-Banking ASP. We plan to expand this model to cover other services, as feasible.

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

We have established a set of quality control procedures and follow standard software development protocols in our development processes. Beijing Sihitech received an ISO 9001:2000 certification in March 2005 and e-Channels received an ISO 9001:2000 certification in July 2006. We obtained level 3 certification of Capability Maturity Model Integration, or CMMI, for our software development operations in 2009.CMMI is a framework for business process improvement that is widely accepted in the software industry.

SALES AND MARKETING

We employ a direct sales model to market and sell our solutions and services. As of December 31, 2010, we had 55 sales and marketing staff in 5 cities across China. Our core business sales personnel are organized into geographical regions. Within each region, we organize sales teams based on client type.

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

Our total selling and marketing expenses were RMB33.4 million, RMB41.1 and RMB44.8 million (USD 6.8 million) for 2008, 2009 and 2010 respectively. In addition to salaries, our sales staff receives a significant portion of their compensation from sales commissions.

OUR CLIENTS

Our current clients consist primarily of Top Four and Joint-Stock banks that look for customized IT solutions to meet specific business and operational requirements. Of the 17 Top Four and Joint-Stock banks, 16 are our clients and some have been so for more than five years. We have also been adding SMBs to expand our client base, and diversify our dependence on any one client.

China Construction Bank, one of the largest banks in China, and our client since 1999, has been our largest client through the headquarters and its branch offices in each of 2008, 2009 and 2010, accounting for 48.7%, 34.0% and 22.7% of our total revenues, respectively, in those three years. Our contracts with China Construction Bank were signed separately with different departments within the bank group, branches at the provincial level and headquarters and we consider each of them effectively separate clients, since the decision makers and budgets are unrelated. Treating the different decision making bodies within China Construction Bank as separate clients, China Construction Bank head office was our largest client in each of the past three years, accounting for 37.7%, 21.5% and 14.3% of our total revenues in 2008, 2009 and 2010, respectively. Revenues from each of other branches of China Construction Bank accounted for less than three percent of our total revenues in each of 2008, 2009 and 2010.

We realize the risks involved with overdependence on one or a few clients, and have taken measures to expand our client base.  As our Joint-Stock client base has grown, its contribution as a percentage of total revenues has also increased and accounted for12.9% in 2008, 24.7% in 2009 and 29.2% in 2010, and one of our Joint-Stock bank clients accounted for 6.9%, 12.4% and 12.3% in 2008, 2009 and 2010. Our revenues from SMBs and other banks as a percentage of total revenues was 19.3% in 2008, 23.2% in 2009 and 24.3% in 2010. We believe over time, Joint-Stock banks and SMBs will experience the greatest competitive pressures and are likely to significantly increase their IT investments. We have positioned ourselves to take advantage of this opportunity as it develops.

In addition to China’s domestic banks, we have also begun marketing our services to the Chinese operations of foreign banks, which have expanded significantly in recent years due to China’s WTO commitments. For example, we entered into contracts with the PRC subsidiary of a Korean bank in late 2007 to develop their bank card processing system and online banking platform, and with the PRC subsidiary of a Hong Kong based bank in early 2008 to develop their online banking platform. We continued our efforts in 2010 and beyond to expand our presence in foreign banks and/or PRC Subsidiary of foreign banks. We expect to add a number of foreign banks to our client list in 2011.

SUPPLIERS

We work with third-party suppliers for hardware equipment and certain software components that we incorporate into our solutions. Our hardware suppliers include IBM, HP, DELL and Sun for servers, EMC for storage, Cisco, Huawei and F5 for network equipment. Our software suppliers include Oracle, IBM, Symantec, Microsoft, Genesys and EDIFY. We do not depend on any single supplier for either hardware or software. In 2010, only IBM accounted for more than 10% overall third-party hardware and software purchases.

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

As of December 31, 2010, we had 71 employees carrying on research and development activities.

Including the amount we capitalized, our internal software development costs amounted to RMB13.7 million, RMB22.2 million and RMB 18.3 million (USD2.8 million) as of the end of each of the years 2008, 2009 and 2010, respectively. In addition, as we conduct a substantial amount of research and development activities in connection with our client projects, a significant amount of research and development related expenses are recorded as cost of revenues for the client project rather than research and development expenses.

INTELLECTUAL PROPERTY

We rely on a combination of patent, copyright and trademark laws, licensing agreements, confidentiality agreements, internal confidentiality policies and other contractual provisions, as well as technical measures to protect our intellectual property rights. We have one received patent for our dynamic password method and system based on mobile communication terminals and still have one pending patent application for our dynamic password method and system with encryption with the PRC State Intellectual Property Office. We routinely register our proprietary software to the National Copyright Administration of the PRC pursuant to the Regulations for the Protection of Computer Software (2002) to ensure protection under the PRC copyright laws. As of December 31, 2010, we had 176 software products registered with the National Copyright Administration of the PRC, including primarily system architecture and platforms and various software applications.

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

C. Organizational structure.

The following diagram illustrates our organizational structure as of December 31, 2010:

The Company
(Yucheng Technologies Limited)
BVI
100%
100%
Sihitech BVI
(Ahead Billion Venture Ltd.)
E-Channels BVI
(Port Wing Development Co., Ltd.)
68.25%
31.75%
Yuxinyicheng
CHINA
100%
Beijing Sihitech
80%
Shanghai Software
100%
e-Channels
100%
Beijing Software
20%
51%
Yuxinhengsheng
100%
Shanghai
Sihitech
100%
Recency
100%
Fujie
50%
50%
Chengdu
Yuxinyicheng
100%
Guangzhou
Yuxinyicheng
100%
Xiamen
Yucheng
100%
Easycon
95%
Tianjin
Yuxinyicheng
5%
100%
Yuxinyicheng
Software
40%
Beijing Huazhi
49%
Yuxin Data
30%
Yucheng Internet

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

Shanghai Fujie Business Consulting Limited, or Fujie We acquired 100% interest of Fujie in October 2007. Fujie  is focusing on Enterprise Resource Planning, or ERP, management consulting, software development, maintenance and support.

Guangzhou Yuxinyicheng Information Technology Limited, or Guangzhou Yuxinyicheng. We established Guangzhou Yuxinyicheng in November 2007, and it provides system integration, software development, information technology consulting and maintenance and support to our customers.

Beijing Yuxinyicheng Software Co. Ltd., or Yuxinyicheng Software. We established Yuxinyicheng Software in 2008, a wholly owned subsidiary.

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

Yucheng Internet Technologies Co., Ltd or Yucheng Internet. We established Yucheng Internet in January 2011, to provide internet finance services. We hold 30% of equity interests in the company.

D. Property, plant and equipment.

Our principal executive offices is located at Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing where we lease approximately 3,593 square meters of office space. We have 7 other office locations in China, including Shanghai, Guangzhou, Xiamen, Chengdu, Dalian, Changchun and Tianjin. We own one property in Xiamen with a gross floor area of 1,258 square meters and another property in Beijing with a gross floor area of 373 square meters, and we lease properties in all other cities with an aggregate gross floor area of 5,208 square meters. We use all these properties as office space for our employees. The aggregate rent for all our offices is RMB764, 744 (USD122, 811) per month.

ITEM 4A.          UNRESOLVED STAFF COMMENTS

There are two outstanding SEC comments regarding the disclosure concerning (i) the assessment of goodwill impairment to conclude it is not impaired although the market capitalization of the company is less than the net book value of the company and (ii) disclosures related to restrictions placed on the registered capital and additional paid-in-capital of the company’s PRC entities.  The company is working to resolve these comments.

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

Our clients are primarily banking institutions in China; for a complete description, see “Item 4. B. Business Overview — Our Clients”.

We have one operating segment, we track our revenues by types and did not track expenses, operating income, or net income by revenue streams.

Our revenues was RMB403.6 million (USD 60.9 million) in 2010 from RMB354.5 million in 2009 and from RMB662.2 million in 2008.

•	Our Software & Solutions revenue grew from RMB263.9 in 2008 to RMB281.9 million in 2009 and to RMB333.5 million (USD 50.4 million) in 2010, representing a CAGR of 12.4%.

•	Our Platform Services revenue decreased to RMB8.4 (USD1.3 million) in 2010 from RMB12.5 million in 2009 and from RMB339.7 million in 2008.

•	Our Maintenance Services revenue grew from RMB58.7 in 2008 to RMB60.1 million in 2009 and to RMB61.7 million (USD 9.3 million) in 2010, representing a CAGR of 2.5%.

•	Our gross margins were 33.5% in 2008, 46.0% in 2009 and 48.8% in 2010.

Our net income was RMB 2.0 million (USD0.3 million) in 2010 as compared to the net loss of RMB4.2 million in 2009 and net income RMB81.0 million in 2008.

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

Revenue mix

We derive our revenues primarily from two sources, Software & Solutions and Platform & Maintenance Services. Platform Services has a much lower gross margin as compared to Software & Solutions and Maintenance Services. Our consolidated gross profit and gross margin are greatly affected by our revenue mix.

We began to shift our business focus to Software & Solutions in 2006. We currently typically only provide Platform & Maintenance Services as part of a larger client engagement that includes Software & Solutions, or if we anticipate that the Platform & Maintenance Services component will lead to future Software & Solutions revenue from the same client. As a result of these factors, our revenues from Platform & Maintenance Services as a percentage of total revenues on a net basis was 26.0% in 2008, 18.0% in 2009and15.8% in 2010. Our gross margins have therefore fluctuated in line with our revenue mix and were 33.5% in 2008, 46.0% in 2009 and 48.8% in 2010. We intend to continue to focus on providing Software & Solutions, and expect the percentage of our revenues from Platform & Maintenance Services to gradually decrease.

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

Client composition

In 2006, our clients were primarily China’s Top Four banks. Beginning in 2007, we have gradually expanded our client base to include more Joint-Stock banks as well as SMBs. The percentage of our revenues derived from Joint-Stock banks accounted for 12.9% in 2008, 24.7% in 2009 and 29.2% in 2010. At the same time, SMBs represented the following percentages of our revenues 19.3% in 2008, 23.2% in 2009 and 24.3% in 2010.

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

Revenue recognition

The Company generates revenues primarily from Software & Solutions, Platform & Maintenance Services and POS services. Revenue is recognized as follows:

(i) Software & Solutions–Software & Solutions consist of software development services that require significant production, modifications, or customization of software or software system. Due to the long-term nature of software development, contract accounting is applied in accordance with ASC Topic 605-35, Construction-Type and Production-Type Contracts, and ASC Topic 985-605, Software - Revenue Recognition. Based on our fact pattern, we apply the percentage-of-completion method of revenue recognition to account for the software development to the period from the start of the significant production, modification, or customization through to the last element delivered, which is the end of the software development contract. Labor costs and direct project expenses are used to determine the stage of completion. Revisions in estimated contract profits are made in the period in which the circumstances requiring the revision first become known. Provisions, if any, are made for anticipated losses on uncompleted contracts whenever it appears there may be a loss.

Costs and estimated earnings in excess of billings on uncompleted contracts consist of recognized recoverable costs and accrued profits on contracts for which billings had not been presented to customers as of the balance sheet date.  Billings in excess of revenue recognized for which payments have been received are deferred until the applicable revenue recognition criteria have been met.

The determination of the amount of revenue requires us to make estimates about total cost to complete the project, including primarily labor costs, materials costs, travelling, etc., and the stage of completion. The assumptions, estimates, and uncertainties inherent in determining the stage of completion affect the timing and amounts of revenues and expenses reported. If we do not have a sufficient basis to measure the progress of completion or to estimate the total contract revenues and costs, revenue is recognized when the project is complete and, if applicable, the final acceptance is received from the customer. The over or under recognized contract profits will be recognized in the income statement when the actual costs were known or in the year in which the project is complete.

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
(iii) POS service–POS service is a business process outsourcing service, including merchant acquisition, deployment, installation and maintenance of POS terminals, merchant training and technical support. POS revenue is recognized in accordance with ASC Topic 605, when the following conditions are all met: persuasive evidence of an arrangement exists, service is performed, the price is fixed or determinable and, collectibility is reasonably assured. As of December 31, 2010, POS service was discontinued.

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

Impairment of long-lived assets

The Company evaluates for impairment its long-lived assets to be held and used, including properties and equipment, intangible assets and other non-current assets, when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable in accordance with ASC Topic 360, Property, Plant and Equipment, or ASC Topic 350-30, General Intangibles Other than Goodwill, or ASC Topic 340, Other Assets and Deferred Cost. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimate undiscounted future cash flows expected to be generated by the asset.  If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value.

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

Capitalization of internal software development costs

Internal development of software products is accounted for in accordance with ASC Topic 985-20, Costs of Software to be Sold, Leased, or Marketed. ASC Topic 985-20 requires that the cost of developing software be expensed prior to establishing technological feasibility and those costs be capitalized once technological feasibility has been established. Capitalization ceases upon general release of the software. The determination of whether internal software development costs are subject to capitalization is, by its nature, highly subjective and involves significant judgments. This decision could significantly affect earnings during the development period. Also, judgment is required in determination of no significant subsequent testing cost will be incurred after the capitalization of software development costs. Further, once capitalized, the software costs are generally amortized on a straight-line basis over the estimated economic life of the product. The determination of the expected useful life of a product is highly judgmental. Finally, capitalized software costs must be assessed for realizability at the end of each reporting period.

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

Goodwill

The company initially measures goodwill in accordance with ASC 805, “Business Combinations”. Goodwill as of the acquisition date is measured as the excess of consideration transferred, which is also generally measured at fair value, and the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed.

Goodwill is required to be tested at least on an annual basis for impairment or on an interim basis if an event occurs of circumstances change that would reduce the fair value of a reporting unit below its carrying value. The Company assesses goodwill for impairment by periodically comparing the fair value of its reporting units to their carrying amounts to determine if there is potential impairment. If there is a potential impairment, an impairment loss is recognized for any excess of the carrying amount of the goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit goodwill. Fair values for reporting units are determined based on discounted cash flow analysis, market multiples or appraised values, as appropriate. The carrying value at December 31, 2010 of goodwill of the reporting unit is USD49.6 million. For step one of our impairment test, we determined the fair value of the reporting unit using a discounted cash flow analysis. The principal factors in the discounted cash flow analysis are:

●	Forecasted revenues from three business lines, software and solutions, maintenance services, and platform service.
●	Forecasted 18% weighted average cost of capital which is based on the average of the capital structure, cost of capital and inherent business risk profiles of the Company

The calculated fair value of the reporting unit exceeds the carrying value of goodwill, of approximately 10%.

Based on above, the management concluded that there was no impairment of goodwill as of December 31, 2010.

The following events could change the results of our analysis, therefore, they could have a material adverse effect on the estimated future discounted cash flows:
●	Significant underperformance of our business relative to expected operating results;
●	Significant adverse economic and industry trends;
●	Significant decline in our market capitalization for an extended period of time relative to net book value; and
●	Expectations that a reporting unit will be sold or otherwise disposed.

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

RECENTLY ISSUED ACCOUNTING STANDARDS

Recently Adopted Accounting Pronouncements

In February 2010, the FASB issued ASU No. 2010-08, Technical Corrections to Various Topics. This update’s purpose is to eliminate GAAP inconsistencies, update outdated provisions, and provide needed clarifications. The adoption of ASU No. 2010-08 did not have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosure about Fair Value Measurements, under ASC Topic 820, Fair value Measurements and Disclosures, to improve and provide new disclosures for recurring and nonrecurring fair value measurements under the three-level hierarchy of inputs for transfers in and out of Levels 1 and 2, and activity in Level 3.  This update also clarifies existing disclosures of the level of disaggregation for the classes of assets and liabilities and the disclosure about inputs and valuation techniques. ASU No. 2010-06 new disclosures and clarification of existing disclosure is effective for interim and annual reporting periods beginning after December 15, 2009, which the Company adopted this statement as of January 1, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for financial statements issued for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  The Company is currently accessing the impact, if any, of ASU No. 2010-06 disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements the Company’s consolidated financial statements.

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

	2008	2009	2010
	RMB	RMB	RMB	USD

Revenues	662,197	354,470	403,644	60,949

Cost of revenues	(440,120)	(191,333)	(206,647)	(31,203)

Gross profit	222,077	163,137	196,997	29,746

Research and development	(10,148)	(13,829)	(10,531)	(1,590)
Selling and marketing	(33,369)	(41,126)	(44,762)	(6,759)
General and administrative	(88,572)	(117,207)	(104,465)	(15,774)
Gain (loss) on disposal of intangible assets and fixed assets	-	(182)	4,315	652
	(132,089)	(172,344)	(155,443)	(23,471)
Other income (expenses):
Interest income	1,244	406	319	48
Interest expense	(3,783)	(2,861)	(4,527)	(684)
Investment gain (loss)	(529)	1,203	-	-
Other income, net	510	8,414	(94)	(14)
Total other income (expenses)	(2,558)	7,162	(4,302)	(650)

Income (loss) before income taxes	87,430	(2,045)	37,252	5,625
Income tax (expenses) benefits	5,181	5,250	(5,259)	(794)
Income (loss) before equity method investees	92,611	3,205	31,993	4,831
Loss from equity method investees	(1,280)	(3,830)	(557)	(84)
Income (loss) before discontinued operations	91,331	(625)	31,436	4,747
Loss from operations of discontinued subsidiaries	(10,444)	(6,816)	(32,206)	(4,863)
Income (loss) before non-controlling interests	80,887	(7,441)	(770)	(116)
Non-controlling interests	108	3,241	2,735	413

Net income(loss)	80,995	(4,200)	1,965	297

REVENUES

 In 2008, 2009 and 2010, our overall revenues amounted to RMB662.2 million, RMB354.5 and RMB403.6 million (USD60.9 million), respectively. We categorize our revenues by source as Software & Solutions and Platform & Maintenance Services.

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

Software & Solutions is the focus of our core business. Software & Solutions revenue as a percentage of our revenues accounted for 39.8% in 2008, 79.5% in 2009 and 82.6% in 2010. We expect that Software & Solutions revenue will be our primary area of revenue growth in the near future, and its percentage of our revenues will continue to increase over time.

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

Platform & Maintenance Services have been historically a major part of our business. However, we increase the breadth of our IT capabilities and our service strength; we have been focusing on our Software & Solutions business, which have higher margins and greater long-term potential. We currently provide Platform & Maintenance Services as a component of a larger client engagement that includes Software & Solutions projects, or if we anticipate that the Platform & Maintenance Services project will lead to future Software & Solutions projects from the client. Platform & Maintenance Services revenue as a percentage of our revenues accounted for 60.2% in 2008, 20.5% in 2009, and 17.4% in 2010. We expect to gradually reduce Platform & Maintenance Services as a percentage of our revenues

Revenues by sources

The following table sets forth our revenue sources and the corresponding percentage relative to our total revenues for the periods indicated. We had a CAGR of -21.9% from 2008 to 2010, including a CAGR of 13.6% for Software & Solutions.

	For the Year Ended December 31,
	2008		2009			2010
					% change				% change
		% of		% of	from			% of	from
Revenues by sources	Amount	total	Amount	total	2008	Amount		total	2009
	RMB	%	RMB	%	%	RMB	USD	%	%
	(in thousands, except percentages)
Software & Solutions	263,881	39.8	281,894	79.5	6.8	333,543	50,364	82.6	18.3
Platform services	339,656	51.3	12,505	3.5	(96.3)	8,441	1,275	2.1	(32.5)
Maintenance and ancillary services	58,660	8.9	60,070	16.9	2.4	61,659	9,310	15.3	2.6
Total	662,197	100.0	354,470	100.0	(46.5)	403,644	60,949	100.0	13.9

Software & Solutions revenue by solution type

We provide different types of software-related solutions, including Channel Solutions, Management Solutions and Business Solutions. We experienced rapid growth in Channel Solutions and Business Solutions from 2008 to 2010. The following table sets forth our Software & Solutions revenue by solution type.

	For the Year Ended December 31,
	2008		2009			2010
					% change				% change
Software & Solutions		% of		% of	from			% of	from
revenue by type	Amount	total	Amount	total	2008	Amount		total	2009
	RMB	%	RMB	%	%	RMB	USD	%	%
	(in thousands, except percentages)
Channel related	97,748	37.0	131,660	46.7	34.7	122,737	18,533	36.8	(6.8)
Business related	72,283	27.4	78,928	28.0	9.2	131,130	19,800	39.3	66.1
Management related	93,850	35.6	71,306	25.3	(24.0)	79,676	12,031	23.9	11.7
Total	263,881	100.0	281,894	100.0	6.8	333,543	50,364	100.0	18.3

Revenues by client types

Our clients are primarily China’s banks; however, we also provide IT-related solutions and services to certain non-banking clients, such as government agencies and other corporations when such market demand arises. However, we generally do not actively market our solutions and services to these clients and we do not consider them as our core clients.

We provide Software & Solutions primarily to Top Four banks, in particular China Construction Bank. In 2008, 2009 and 2010, our revenues from China Construction Bank, our largest client, amounted to RMB322.3 million, RMB120.7 million and RMB 91.6 million (USD14.7 million), respectively, and accounted for 48.7%,34.0% and 22.7%, respectively, of our total revenues. Our contracts with China Construction Bank were signed separately with different departments within the bank group, branches at the provincial level and headquarters and we consider each of them effectively separate clients, since the decision makers and budgets are unrelated. China Construction Bank has been our client since 1999, and we have maintained a good relationship with various organizations within the bank.

Starting in 2007, we have actively expanded our client base to include more Joint-Stock banks and SMBs, both through organic growth and through acquisitions of companies with clients in those segments. As a result, revenues from our Joint-Stock bank clients increased by RMB32.3 million, from RMB85.4 million in 2008 to RMB117.7 million (USD17.8 million) in 2010, and their percentage of our total revenues increased from 12.9% in 2008 to 24.7% in 2009 and to 29.2% in 2010. Furthermore, our revenues from SMBs and other banks was RMB127.9 million in 2008, RMB82.2 million in 2009 and RMB98.2 million (USD14.8 million) in 2010, and their percentage of our total revenues increased from 19.3% in 2008 to 23.2% in 2009 and to 24.3%in 2010.

The following table sets forth our Software & Solutions revenue by client type for the periods indicated.

	2008		2009			2010
Software &					% change				% change
Solutions by					from				from
client type	Amount	% of total	Amount	% of total	2,008	Amount		% of total	2,009
	RMB	%	RMB	%	%	RMB	USD	%	%
	(In thousands,except percentage)
Top Four Banks (Tier I)	119,455	45.3	121,551	43.1	1.8	101,560	15,335	30.4	(16.4)
Joint-Stock Banks (Tier II)（1）	46,630	17.7	59,195	21.0	26.9	104,060	15,713	31.2	75.8
SMBs (Tier III)and Other Banks（2）	63,653	24.1	75,138	26.7	18.0	81,826	12,355	24.5	8.9
Other(3)	34,142	12.9	26,010	9.2	(23.8)	46,096	6,960	13.8	77.2
Total	263,881	100.0	281,894	100.0	6.8	333,543	50,364	100.0	18.3

(1) Includes policy banks.
(2) Includes PBOC and foreign banks.
(3)Includes mostly platform revenues from security brokerage companies and telecom companies, and software revenues subcontracted from third parties, whose end customers are also banks in China

From 2009 to 2010, our Software & Solutions revenue from Joint-Stock banks grew at 75.8%, which is much faster than our total revenue growth because we focused on providing Software & Solutions to these bank clients. As a result, our percentage of Software & Solutions revenue from Joint-Stock banks increased to 31.2% in 2010, compared to 21.0% in 2009. The percentage of Software & Solutions from SMBs decreased to 24.5%, compared to 26.7% in 2009.

The following table sets forth our Platform & Maintenance Services revenue by client type for the periods indicated.

	2008		2009			2010
Platform &					% change				% change
maintenance services by					from				from
client type	Amount	% of total	Amount	% of total	2,008	Amount		% of total	2,009
	RMB	%	RMB	%	%	RMB	USD	%	%
	(In thousands,except percentage)
Top Four Banks (Tier I)	262,598	65.9	17,143	23.6	(93.5)	22,246	3,359	31.7	29.8
Joint-Stock Banks (Tier II)（1)	38,729	9.7	28,404	39.1	(26.7)	13,609	2,055	19.4	(52.1)
SMBs (Tier III)and Other Banks（2)	64,274	16.1	7,039	9.7	(89.0)	16,413	2,478	23.4	133.2
Other(3)	32,714	8.2	19,990	27.5	(38.9)	17,833	2,693	25.4	(10.8)
Total	398,316	100.0	72,576	100.0	(81.8)	70,101	10,585	100.0	(3.4)

(1) Includes policy banks.
(2) Includes PBOC and foreign banks.
(3)Includes mostly platform revenues from security brokerage companies and telecom companies, and software revenues subcontracted from third parties, whose end customers are also banks in China

As we further penetrate into Joint-Stock banks and SMBs, we expect our revenue contributions from these clients to continue to increase, in particular revenues from Software & Solutions, resulting in further optimization of our revenue mix. Meanwhile, we expect our revenue concentration on Top Four banks and China Construction Bank to continue to decline.

COST OF REVENUES

Our cost of revenues includes costs directly attributable to revenues. Our overall cost of revenues increased 8.0% to RMB206.6 million (USD31.2 million) in 2010, compared to RMB191.3 million in 2009 in line with the revenues growth. For Software and Solutions line of businesses, cost of revenues consists mostly of wages, benefits, and travel costs for engineers who work on projects. The headcount of our engineers increased from 1383 in 2008, 1527 in 2009 to 1971 in 2010, resulting the cost of revenues increased over the year.

The following table sets forth our cost of revenues by revenue source for the periods indicated.

	For the Year Ended December 31,
	2008		2009		2010
Cost of		% of		% of			% of
revenues by sources	Amount	total	Amount	total	Amount		total
	RMB	%	RMB	%	RMB	USD	%
	(in thousands, except percentages)
Software & Solutions	(118,167)	26.8	(156,678)	81.9	(170,737)	(25,781)	82.6
Platform services	(305,639)	69.4	(10,515)	5.5	(7,687)	(1,161)	3.7
Maintenance and ancillary services	(16,314)	3.7	(24,140)	12.6	(28,223)	(4,261)	13.7
Total	(440,120)	100.0	(191,333)	100.0	(206,647)	(31,203)	100.0

Our cost of revenues on a net basis grew from RMB134.5 million in 2008 to RMB180.8 million in 2009 and to RMB199.0 million (USD30.0 million) in 2010, representing a CAGR of  17.8%, including a CAGR of 16.8% for Software & Solutions and a CAGR of  24.0% for Maintenance Services. We have included a net basis representation to reflect our costs and distinguishes between our own costs and the cost of third-party hardware and software. Below are our costs of revenues as recognized on a net basis.

	For the Year Ended December 31,
	2008		2009		2010
Cost of		% of		% of			% of
revenues by sources	Amount	total	Amount	total	Amount		total
	RMB	%	RMB	%	RMB	USD	%
	(in thousands, except percentages)
Software & Solutions	(118,167)	87.9	(156,678)	86.6	(170,737)	(25,781)	85.8
Platform services	0	0.0	0	0.0	0	0	0.0
Maintenance and ancillary services	(16,314)	12.1	(24,140)	13.4	(28,223)	(4,262)	14.2
Total	(134,481)	100.0	(180,818)	100.0	(198,960)	(30,043)	100.0

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

GROSS PROFIT AND GROSS MARGIN

The following table sets forth our gross profit and gross margin for the periods indicated, our gross margin is more volatile due to our revenue mix since Platform Services has a much lower gross margin as compared to Software & Solutions.

	For the Year Ended December 31,
	2008		2009		2010
	Gross	Gross	Gross	Gross	Gross		Gross
	profit	margin	profit	margin	profit		margin
	RMB	%	RMB	%	RMB	USD	%
	(in thousands, except percentages)
Software & Solutions	145,714	55.2	125,216	44.4	162,807	24,583	48.8
Platform services	34,017	10.0	1,990	15.9	754	114	8.9
Maintenance and ancillary services	42,347	72.2	35,931	59.8	33,436	5,049	54.2
Total	222,077	33.5	163,137	46.0	196,997	29,746	48.8

Software &Solutions: the gross margin was 48.8% for the year ended December 31, 2010 compared to 44.4% for the year end December 31, 2009. The increase was primarily due to the better cost management of the software development project.

Platform Services: the gross margin was 8.9% for the year ended December 31, 2010 compared to 15.9% for the year end December 31, 2009. The decrease was primarily due to the gross margin of several Platform Services projects in 2009 were higher than normal level, which is 10%.

Maintenance Services: the gross margin was 54.2% for the year ended December 31, 2010 compared to 59.8% for the year end December 31, 2009. The decrease was primarily due to the decrease of agency revenue.

OPERATING EXPENSES

Our operating expenses consist of research and development expenses, selling and marketing expenses and general and administrative expenses. Our operating expenses decreased 9.8% from RMB172.3 million in 2009 to RMB155.4 million (USD23.5 million) in 2010, primarily due to decrease in general and administrative expenses, which will be analyzed in greater detail in the following section. The following table sets forth our operating expenses for the periods indicated.

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	USD
	(in thousands)
Research and development	(10,148)	(13,829)	(10,531)	(1,590)
Selling and marketing	(33,369)	(41,126)	(44,762)	(6,759)
General and administrative	(88,572)	(117,207)	(104,465)	(15,774)
Gain (loss) on disposal of intangible assets and fixed assets	-	(182)	4,315	652
Total	(132,089)	(172,344)	(155,443)	(23,471)

Research and development expenses

R&D expenses consist primarily of staff costs, which include salaries, bonuses and benefits for research and development personnel. R&D expenses also include travel expenses of our research and development personnel as well as depreciation of hardware equipment and software tools and other materials used in our research and development activities. We capitalize certain internal software development expenses after technological feasibility is established, which are amortized according to its estimated useful life. Our internal software development expenses amounted to RMB13.7 million as of the end of 2008, RMB22.2 million as of the end of 2009 and RMB18.3 million (USD2.8 million) as of the end of 2010, of which RMB3.6million, RMB8.4 million and RMB7.8 million (USD1.2 million) were capitalized in 2008, 2009 and 2010, respectively. The capitalized amounts will be amortized according to its useful life. We also incur significant R&D related costs in connection with our client projects, which we record as cost of revenues for the client projects rather than R&D expenses.

The number of our R&D personnel totaled 40 in 2008, 52 in 2009 and 71 in 2010.We expect our R&D expenses to continue to increase as we further expand our solution and service offerings. Our R&D expenses as a percentage of our Software & Solutions revenues were 3.8% in 2008, 5.1 in 2009 and 3.1% in 2010.

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

Our total sales and marketing expenses were RMB33.4 million, RMB41.1 million and RMB44.8 million (USD6.8 million) for 2008, 2009 and 2010 respectively. Our selling and marketing expenses increased by 9.0% from RMB41.1 million in 2009 to RMB44.8 million (USD6.8million) in 2010, primarily due to the increase in personnel cost. Our overall selling and marketing expenses as a percentage of revenues were 5.0% in 2008, 11.6% in 2009 and 11.1% in 2010. Our overall selling and marketing expenses as a percentage of revenues decreased from 11.4% in 2009 to 10.9% in 2010, mainly due to the increase in our revenues.

We expect our selling and marketing expenses to continue increase with revenues as we expand our product offerings and revenues.

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for administrative personnel, such as personnel in our management, finance and accounting, legal and human resource functions, their travel expenses and other expenses for general administrative functions, costs for professional services, including legal, tax and accounting services, and allocation of overhead costs to general and administrative functions, such as rent, communication and depreciation. Our general and administrative expenses also include amortization of intangible assets relating to our acquisition of e-Channels, which amounted to RMB1.2 million and Stock-based compensations of RMB 8.2 million in 2010.

Our general and administrative expenses were RMB88.6 million in 2008, RMB117.2 million in 2009 and RMB104.5 million (USD15.8 million) in 2010 respectively. Our general and administrative expenses decreased 10.9% from RMB117.2 million in 2009 to RMB104.5 million (USD15.8million) in 2010, primarily attributable to a bad debt charge of RMB18.3 million which we took in 2009.

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

	2008	2009	2010
	RMB	RMB	RMB	USD
	(In thousands)
Value-added tax refund for software products sold	4,318	3,920	124	19
Technology subsidy	1,314	395	-	-
Business tax and surcharges refund	-	60	1,258	190
Finance Subsidy	-	-	4,017	607
Others	531	30	9	1
Total	6,163	4,405	5,408	817

INCOME BEFORE INCOME TAXES

As a result of the foregoing, our income before income taxes was RMB87.4 million in 2008,loss before income taxes was RMB2.0 million in 2009 and income before income taxes was RMB37.3 million (USD5.6 million) in 2010 and our margin increased to 9.2% from -0.6% in 2009.

Other income (expenses)

Total other expenses was RMB4.3 million (USD0.6 million) in 2010 as compared to total other income of RMB7.2 million in 2009, primarily due to an decrease in investment income of RMB1.2 million and an decrease in other income of RMB8.5 million.

Non-controlling interests

Non-controlling interests amounted to RMB-2.7million (USD-0.4 million) in 2010 as compared to RMB -3.2 million in 2009, primarily due to the net loss occurred from Sunrisk business.

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

Under current enterprise income tax regime, some of our subsidiaries reacquired the high-tech enterprises qualifications and continued enjoying the preferential income tax rate and /or the tax holidays. As a result, our income tax expenses were RMB-5.2 million, RMB-5.3 million and RMB5.3 million (USD0.8 million) , and our effective tax rate was -6.0%, 89.4% and 14.3% in 2008, 2009 and 2010, respectively. Without the preferential income tax rate and the tax holiday, our income tax expenses would have been RMB26.1 million, RMB0.4million and RMB14.6 million (USD2.2million) in 2008, 2009 and 2010, respectively.

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

Income tax expenses

Income tax expenses were RMB5.3 million (USD0.8 million) in 2010 compared with an income tax benefit RMB5.3 million in 2009 and RMB5.2 million in 2008. Our effective tax rate was 14.3% in 2010 compared with 89.4% in 2009 and -6.0% in 2008.

NET INCOME

As a result of the previous factors, our net income from continued operations increased from RMB 2.6 million in 2009 to RMB 34.2 million (USD 5.2 million) in 2010. Our net income increased from RMB-4.2 million in 2009 to RMB2.0 million (USD0.3 million) in 2010. The corresponding net margin was -1.2% in 2009 and 0.5% in 2010. Our net income from continued operations was RMB 91.4 million, our net income was RMB81.0 million in 2008 and the corresponding net margin was 12.2% in 2008.

INFLATION

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 5.9%, -0.7% and 3.3% in 2008, 2009 and 2010, respectively. Given the volatility and uncertainty, we cannot make any assurances that we will not be adversely affected by inflation and/or deflation in the future.

B.    Liquidity and capital resources.

LIQUIDITY AND CAPITAL RESOURCES

We have historically financed our operations through sales of equity interests, bank loans and cash generated from operations. For the years ended December 31, 2008, 2009 and 2010, our operating activities, acquisitions and strategic investment have been our principal uses of cash. As of December 31, 2010, we had RMB162.5 million (USD24.5 million) in cash and cash equivalents, consisting of cash on hand and bank deposits with original maturity of three months or less.

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

The following table sets forth our outstanding borrowings as of the dates indicated.

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	USD
	(in thousands)
Short-term bank borrowings	60,000	80,000	81,000	12,231
Current portion of long-term bank borrowings	-	-	-	-
Total	60,000	80,000	81,000	12,231

The outstanding short-term borrowings of RMB81.0 million (USD12.2 million) as of December 31, 2010 comprise four short-term loans we borrowed in 2010.  One was for a principal amount of RMB40 million from March 29, 2010 to March 28, 2011 with an annual interest rate of 5.91%. The second was for a principal amount of RMB20 million from June 3, 2010 to June 2, 2011 with an annual interest rate of 5.94%. The third was for a principal amount of RMB 1 million from June 24, 2010 to June 23, 2011 with an annual interest rate of 5.95%. The fourth was for a principal amount of RMB20 million from September 15, 2010 to July 14, 2011 with an annual interest rate of 5.62%.These three loans were guaranteed by Beijing Sihitech and Mr. Weidong Hong, our Chief Executive Officer.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	USD
	(in thousands)
Net cash (used in) provided by operating activities	106,315	64,974	(24,584)	(3,712)
Net cash used in investing activities	(88,820)	(55,438)	(54,291)	(8,198)
Net cash provided by (used in) financing activities	(238)	(2,710)	(5,166)	(780)
Net increase in cash	17,257	6,826	(84,041)	(12,690)
Cash and cash equivalents at beginning of year	222,494	239,751	246,577	37,232
Cash and cash equivalents at end of year	239,751	246,577	162,536	24,542

We had a net cash outflow from operating activities of RMB24.6 million (USD3.7 million) in 2010 compared with a net cash inflow of RMB65.0 million in 2009. Our net cash outflow from operating activities in 2010 was primarily due to an increase in trade accounts receivables of RMB77.8 million， including an impact of disposal of POS Company of RMB29.5 million.

The number uncompleted projects as of the end of fiscal year increased from 286 in 2009 to 491 in 2010. Accumulated billings for project which is at an earlier stage of completion is normally less than accumulated billings for project which is at a later stage of completion. The company normally starts issuing invoices when a project is 30% completed. As of December 31, 2010, 26% of uncompleted projects were less than 30% completed whereas 8% of uncompleted projects were less than 30% completed as of December 31, 2009.

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

Investing activities

Net cash used in investing activities was RMB54.3 million (USD8.2million) in 2010, primarily comprising payment of capital expenditure of RMB21.4 million, payment of purchase of subsidiaries of RMB1.6 million and new investment of joint venture of RMB29.4 million, partially offset by proceeds from disposal of investment under equity method of RMB2.6 million.

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

Financing activities
Net cash used in financing activities was RMB5.2 million (USD0.8 million) in 2010, primarily comprising net change in bank borrowings of RMB1.0 million, dividends paid to ex-owners of RMB3.9 million and payment of capital lease of RMB2.2 million.

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

CAPITAL EXPENDITURES

Our capital expenditures amounted to RMB29.7 million, RMB35.6 million and RMB21.2 million (USD3.2 million) in 2008, 2009 and 2010, respectively. Our capital expenditures can mainly be classified into the following categories: developed software, development tools, computer equipment, office equipment and furniture, and vehicles.

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

E.    Off-balance sheet arrangements.

We have not entered into any financial guarantees or other commitments to guarantee payment obligations of any third-parties.

F.    Disclosure of contractual obligations.

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2010.

		Within 1			More than
	Total	Year	1-3 years	3-5 years	5 years
	(RMB in thousands)
Bank debt	81,000	81,000
Interest on bank debt	1,749	1,749
Capital leases	315	315
Operating leases	5,985	4,945	1,040
Total	89,048	88,008	1,040	-	-

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

ITEM 6.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

 A.   Directors and senior management.

The following table sets forth certain information regarding our directors and executive officers as of May 31, 2011.

Name	Age	Position
Weidong Hong	44	Chairman of the Board and Chief Executive Officer
Shuo Zeng	41	Director, Chief Operating Officer,
Steve Dai	44	Chief Financial Officer
Li Liao	45	Independent Director
Jeffrey R. Williams	57	Independent Director
Henry Wang	52	Independent Director
Zhenwei Ni	75	Independent Director
Tianqing Chen	67	Independent Director

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

Zhenwei Ni taught as a professor at Tsinghua University before he founded Haihua Company along with a number of professors from Tsinghua University in 1984. As the president of the company, Mr. Ni guided Haihua into one of the most prominent IT services companies in China before he retired in 2004.Since then he has been acting as advisor to many publicly listed companies in China including Yucheng during the last two years. Mr. Ni graduated with a Bachelor’s degree in Engineering from Tsinghua University. Mr. Ni is also an independent director of the Hong Kong listed SINO OIL AND GAS HOLDINDS LTD. and VST HOLDINGS LTD.
Tianqing Chen engaged in IT solutions development and management in China’s banking industry for more than forty years. Mr. Chen is one of the most well-known experts in the industry and has won many top awards from various Ministries of China many times during his career. Mr. Tianqing Chen served as the manager with the technology department of People’s Bank of China before his retirement. Prior to that, Mr. Tianqing Chen worked as deputy chief engineer at Industrial and Commercial Bank of China. Mr. Chen graduated with degree in computational mathematics from Tsinghua University in 1968.

B.    Compensation.

In 2010, the aggregate total cash compensation and stock compensation paid to our directors and executive officers as a group was approximately RMB2.9 million (USD0.4 million) and 6,750 shares.

2006 PERFORMANCE EQUITY PLAN

Stock options and other equity based awards may be granted under the China Unistone Acquisition Corporation 2006 Performance Equity Plan, which became the Yucheng Technologies Limited 2006 Performance Equity Plan (the “Plan”) by operation of law under the terms of our merger with China Unistone Acquisition Corporation. On December 13, 2005, China Unistone’s board approved its 2006 Performance Equity Plan and its shareholders subsequently approved the plan. We obtained shareholder approval of the Plan in November 2006, under which we could issue share options and restricted stock to our directors, officers, employees, and consultants with the right to purchase up to 1,500,000 ordinary shares. The purpose of the Plan was to enhance its ability to recruit and retain employees, officers, directors and consultants of outstanding ability and to further motivate them by providing an opportunity to acquire a proprietary interest in our company. We did not issue any shares or stocks under the Plan as of December 31, 2010
 Share-based compensation
In 2010, we entered into award agreements pursuant to our 2006 Performance Equity Plan, or the “Equity Plan”.  Under the award agreements, we had 941,132 restricted shares as of December 31, 2010.

We recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the grant date. With compensation expense recognized over the period in which the recipient is required to provide service in exchange for the award (usually the vesting period). For options and restricted share units granted to employees, we measure share-based compensation expenses or the fair value of the options and restricted share units at the grant date. We recognize such share-based compensation expenses over the vesting period of the options and restricted share units. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change.

Share Incentive Plans

2006 Performance Equity Plan
We have adopted a 2006 Performance Equity Plan to motivate, attract and retain employees and directors and promote the success of our business. Our board of directors has authorized the issuance of up to 11,550,000 shares of common stock, 7,200,000 warrants and one representative unit purchase option beginning in 2006, upon exercise of awards granted under our 2006 Performance Equity Plan. As of March 31, 2011, there are 941,132 restricted share units under our 2006 Performance Equity Plan.

Plan Administration.
Our board of directors or our compensation committee will administer 2006 Performance Equity Plan. The compensation committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of our awards.

Types of Awards. The following briefly describe the principal features of the various awards that may be granted under our 2006 Performance Equity Plan.

•                 Restricted Shares. A restricted share award is the grant of our ordinary shares at a price determined by our plan administrator. A restricted share is nontransferable, unless otherwise determined by our plan administrator at the time of award and may be repurchased by us upon termination of employment or service during a restricted period. Our plan administrator shall also determine in the award agreement whether the participant will be entitled to vote the restricted shares or receive dividends on such shares.

The following table summarizes, from January 1, 2010 to March 31, 2011, the outstanding restricted shares that we granted to our directors and officers under our 2006 Performance Equity Plan.

	Restricted Shares		End of Vesting
Name	Units Granted	Grant Date	Period
Shuo Zeng	50,000	August 3,2010	December 31,2010
Steve Dai	*	August 3,2010	December 31,2010

*  Upon exercising of all options that are exercisable with 60 days after March 31, 2011 and vesting of all restricted shares unites that are to be vested within 60 days after March 31, 2011, would beneficially own less than 1% of our outstanding ordinary shares.

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

INDEPENDENCE OF DIRECTORS

We have elected to follow the rules of NASDAQ to determine whether a director is independent.  Our board will also consult with counsel to ensure that our board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors.  The NASDAQ listing standards define an “independent director” generally as a person, other than an officer of the Company, who does not have a relationship with the Company that would interfere with the director’s exercise of independent judgment.  Consistent with these considerations, our board has affirmatively determined that, Messrs.  Li Liao, Henry Wang， Jeffrey R. Williams，Zhenwei Ni and Tianqing Chen are our independent directors.

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

D.      Employees.

We had 1,941, 2,208 and 2,271employees as of December 31, 2008, 2009 and 2010, respectively. The number of employees in 2008 and 2009 include the employees of POS Company. The following table sets forth our employees as of December 31, 2010 based on functional area.

Category	Number of Employees

Project development and implementation	1,971

Research and development	71

Sales and marketing	55

General and administrative	174

Total	2,271

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

E.      Share ownership.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 31, 2011, by:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Related parties identified for the years ended December 31, 2008, 2009, and 2010 are summarized as follows:

	Relationship with	Shareholding in Yucheng or shareholding being held by the Company
	the Company	for 2008	for 2009	for 2010

Mr. Weidong Hong	Shareholder and CEO	15.10%	16.47%	16.47%

Mr. Shuo Zeng	Shareholder and COO	4.65%	5.19%	5.19%

Chengdu Elegon Infotech	Investment under
Limited (“Elegon”)	equity method	49%	0%	0%

Sihitech (HK) Co., Ltd.	Controlled by
	Mr. Weidong Hong	N/A	N/A	N/A

Hainan Baodaotong	Investment under
Technologies Limited	cost method
(“Baodaotong”)		0%	15%	0%

Yucheng Sinowise	Investment under
Consultancy Services	equity method
Limited (“Sinowise”)		0%	40%	40%

Yuxin Data Technologies	Investment under
Co., Limited (“Yuxin Data”)	equity method	0%	0%	49%

Note 1:	Before the Share Exchange Transaction was completed on November 24, 2006, Mr. Weidong Hong held 42% of Sihitech.
Note 2:	Before the Share Exchange Transaction was completed on November 24, 2006, Mr. Shuo Zeng held 43% of e-Channels.

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

Cash advances made to and borrowings with our executives

We have made cash advances to Mr. Weidong Hong, our Chief Executive Officer and principal shareholder and Mr. Shuo Zeng, our Chief Operating Officer and principal shareholder for incurring and paying operating expenses on behalf of the Company.   In 2008, we made cash advances to the two executives of an aggregate of approximately RMB0.2 million, and collected the amount in 2008. There was no balance due to the two executives as of December 31, 2008. In 2009, we made cash advances to the two executives of an aggregate of approximately RMB0.1 million (USD0.01 million), and collected the amount in 2009. In 2010, we made cash advances to the two executives of an aggregate of RMB0.1 million (USD 0.02 million), and collected the amount in 2010. There was no balance due to the two executives as of December 31, 2010.

Cash advances made to and borrowings from our affiliates

Our affiliate companies in 2008, 2009 and 2010 included the following:
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

•
Hainan Baodaotong Technologies Limited, or Baodaotong, in which we held 15% interest in 2009. On April 30, 2010, Yuxinyicheng sold its entire interest in Baodaotong to a third party due to business consideration.

•	Beijing Sihitech Huazhi Consulting Service Co.,Ltd., or Huazhi, a consulting service company, in which we held 40% interest.

Yuxin Data Technologies Co., Limited (Tianjin), or Yuxin Data, in which we held 49% interest.

In 2008, we collected RMB0.7 million and RMB0.9 million from Hengli and Sanjian respectively; we made cash advances to Elegon approximately RMB1.8 million, and collected from Elegon was approximately RMB1.8 million. The balance due from Elegon was RMB143.
In 2009, we collected RMB143 from Elegon and there was no balance due from Elegon as of December 31, 2009. We made cash advances of approximately RMB20.9 million (USD3.1 million) to Baodaotong, and collected approximately RMB20.6 million (USD3.0 million) from Baodaotong in 2009. The balance due from Baodaotong was RMB0.3 million as of December 31, 2009. We made cash advances of approximately RMB1.9 million (USD0.3 million) to Huazhi, and collected approximately RMB0.6 million (USD0.1 million) from Huazhi in 2009. The balance due from Huazhi was RMB1.3 million (USD0.2 million) in 2009.

In 2010, we made cash advances of approximately RMB4.6million (USD0.7 million) to Huazhi. The balance due from Huazhi was RMB5.9million (USD0.9 million) as of December 31, 2010. We made cash advances of approximately RMB0.9 million (USD0.1 million) to Yuxin Data, and collected approximately RMB0.7 million (USD0.1 million) from Yuxin Data in 2010. The balance due to Yuxin Data was RMB3.9 million (USD0.6 million) in 2010, including a purchase from Yuxin Data was RMB 4.1 million (USD 0.6 million)

C.    Interests of experts and counsel.

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

Our ability to pay dividends depends substantially on the payment of dividends to us by our PRC subsidiaries.  In particular, each of our PRC subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in China.  Moreover, pursuant to applicable PRC laws and regulations, 10% of after-tax profits of each of our consolidated PRC entities is required to be set aside in a statutory surplus reserve fund annually until the reserve balance reaches 50% of such PRC entity’s registered capital.  As of December 31, 2010, the accumulated balance of our statutory reserve funds amounted to RMB50.4 million (USD7.6 million), and the accumulated profits of our consolidated PRC entities that were available for dividend distribution amounted to RMB218.4 million (USD33.0 million), there are differences between the accumulated profits pursuant to Chinese Generally Accounting Principles and the reported accumulated profits in our Form 20-F under U.S. GAAP. The total difference approximated RMB21.3million （USD3.2 million） as of December 31, 2010. The major differences are due to different treatment in the areas of i) revenue recognition; ii) capitalization of intangible assets; iii) recognition of pre-contract costs and iv)recognition of tax losses. Pursuant to the applicable PRC laws and regulations, 10% of after-tax profit of each of the Company’s PRC entities, as determined under the Chinese Generally Accepted Accounting Principles, is required to be set aside in a statutory surplus reserve fund annually until the reserve balance reaches 50% of such PRC entity’s registered capital. Allocations from these statutory surplus reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. In addition, the paid-in capital of the Company's PRC entities may not be transferred to the Company in form of loans, advances or cash dividend without the consent of PRC government.  As of December 31, 2010, the paid-in capital and statutory surplus reserves amounted to RMB411.3million (US$62.1 million). Furthermore, if any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Moreover, under the New EIT Law and its implementation rules issued by the PRC State Council, both of which became effective on January 1, 2008, dividends from our PRC subsidiaries to us may be subject to a withholding tax at the rate of 10% if such dividend is derived from profits generated after January 1, 2008. If we are deemed to be a PRC resident enterprise, the withholding tax may be exempted, but in such a case we will be subject to a 25% tax on our global income, and our non-PRC investors may be subject to PRC income tax withholding. However, we have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. As a result, currently it has no adverse impact on our operations and our planned use of our capital.

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

	The OTCBB		The NASDAQ
	Price Per		Global Market
	Common Stock		Price Per Share
	High	Low	High	Low
	(USD)

Annual Market Prices
Year 2004 (from November 24, 2004)	5.20	4.78	N/A	N/A
Year 2005	6.75	0.98	N/A	N/A
Year 2006	8.85	5.35	N/A	N/A
Year 2007 (until March 13, 2007)	8.30	6.47	N/A	N/A
Year 2007 (from March 14, 2007)	N/A	N/A	17.45	7.25
Year 2008	N/A	N/A	18.49	4.66
Year 2009	N/A	N/A	9.50	4.07

Quarterly Market Prices
First Quarter 2007(until March 13, 2007)	8.30	6.47	N/A	N/A
First Quarter 2007(from March 14, 2007)	N/A	N/A	8.80	6.65
Second Quarter 2007	N/A	N/A	9.50	7.46
Third Quarter 2007	N/A	N/A	11.00	7.15
Fourth Quarter 2007	N/A	N/A	18.01	9.95
First Quarter 2008	N/A	N/A	19.36	10.74
Second Quarter 2008	N/A	N/A	18.53	10.80
Third Quarter 2008	N/A	N/A	14.80	8.22
Fourth Quarter 2008	N/A	N/A	10.62	4.20
First Quarter 2009	N/A	N/A	8.20	4.07
Second Quarter 2009	N/A	N/A	9.50	6.10
Third Quarter 2009	N/A	N/A	8.69	7.02
Fourth Quarter 2009	N/A	N/A	9.19	7.08

Monthly Market Prices
November 2009	N/A	N/A	8.42	7.16
Dec-09	N/A	N/A	9.19	7.86
Jan-10	N/A	N/A	8.80	3.55
Feb-10	N/A	N/A	3.77	3.24
Mar-10	N/A	N/A	4.20	3.56
Apr-10	N/A	N/A	4.12	3.82
May-10	N/A	N/A	3.82	3.08

	The OTCBB		The NASDAQ
	Price Per		Global Market
	Common Stock		Price Per Share
	High	Low	High	Low
	(USD)

Annual Market Prices
Year 2004 (from November 24, 2004)	5.20	4.78	N/A	N/A
Year 2005	6.75	0.98	N/A	N/A
Year 2006	8.85	5.35	N/A	N/A
Year 2007 (until March 13, 2007)	8.30	6.47	N/A	N/A
Year 2007 (from March 14, 2007)	N/A	N/A	17.45	7.25
Year 2008	N/A	N/A	18.49	4.66
Year 2009	N/A	N/A	9.50	4.07
Year 2010	N/A	N/A	9.54	2.98

Quarterly Market Prices
First Quarter 2007(until March 13, 2007)	8.30	6.47	N/A	N/A
First Quarter 2007(from March 14, 2007)	N/A	N/A	8.80	6.65
Second Quarter 2007	N/A	N/A	9.50	7.46
Third Quarter 2007	N/A	N/A	11.00	7.15
Fourth Quarter 2007	N/A	N/A	18.01	9.95
First Quarter 2008	N/A	N/A	19.36	10.74
Second Quarter 2008	N/A	N/A	18.53	10.80
Third Quarter 2008	N/A	N/A	14.80	8.22
Fourth Quarter 2008	N/A	N/A	10.62	4.20
First Quarter 2009	N/A	N/A	8.20	4.07
Second Quarter 2009	N/A	N/A	9.50	6.10
Third Quarter 2009	N/A	N/A	8.69	7.02
Fourth Quarter 2009	N/A	N/A	9.19	7.08
First Quarter 2010	N/A	N/A	9.54	3.07
Second Quarter 2010	N/A	N/A	4.19	3.00
Third Quarter 2010	N/A	N/A	3.63	2.98
Fourth Quarter 2010	N/A	N/A	4.13	3.08

Monthly Market Prices
November 2010	N/A	N/A	3.96	3.14
Dec-10	N/A	N/A	3.66	3.22
Jan-11	N/A	N/A	4.10	3.48
Feb-11	N/A	N/A	4.50	3.64
Mar-11	N/A	N/A	4.31	3.79
Apr-11	N/A	N/A	4.11	3.31
May-11	N/A	N/A	4.05	3.60

On June 27 2011, the closing price of our ordinary shares was USD3.03 per share.

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

Passive foreign investment company rules

We believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2010.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including goodwill) from time to time, and since we have and will continue to have a significant amount of passive assets and the value of our assets may be based, in part, on the market value of our shares, which is subject to change, there can be no assurance that we will not be a PFIC for any taxable year.

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

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by bank deposits and other interest earning short-term investments.  As of December 31, 2010, we had short-term bank borrowings in the amount of RMB81.0 million (USD12.2 million).  Our short-term bank borrowings are subject to floating interest rates.  Assuming the principal amount of the outstanding bank borrowings remains approximately the same as of December 31, 2010, each 1% increase in applicable interest rate would add RMB0.81 million per year to our interest expenses.  On the other hand, any decrease in interest rate would reduce interest income generated from our interest-earning instruments.  We have not used any derivative financial instruments to manage our interest risk exposure.  We have not been exposed to material risks due to changes in interest rates.  However, our future interest expenses may be higher and interest income may be lower than expected due to changes in market interest rates.

FOREIGN EXCHANGE RISK

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions.  The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, the central bank of the PRC.  On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of Renminbi to the U.S. dollar.  Under this new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies.  As a result, from July 21, 2005 to June 28, 2011, the Renminbi has appreciated approximately 20.2% to the U.S. dollar.  While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010.  In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on our assessment, management believes that, as of December 31, 2010, the Company’s internal control over financial reporting was effective based on those criteria.

There has been no change in our internal control over financial reporting during the year ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our independent auditor, BDO Limited, has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting. The report is as follows:

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

In our opinion, Yucheng Technologies Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Yucheng Technologies Limited as of December 31, 2009 and 2010, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated June 30, 2011 expressed an unqualified opinion thereon.

BDO Limited
Hong Kong, June 30, 2011

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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES.

        The following are the fees billed by BDO Limited, our principal independent auditor, for the years ended December 31, 2010 and 2009:

	2010	2009
	USD	USD
Audit Fees (1)	260,000	260,000
Audit Related Fees (2)	50,000	90,000
Tax Fees (3)	-	-
All Other Fees (4)	-	-
	310,000	350,000

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

Date: June 30, 2011
YUCHENG TECHNOLOGIES LIMITED

/s/ Weidong Hong
Name:	Weidong Hong
Title:	Chief Executive Officer

YUCHENG TECHNOLOGIES LIMITED
AND
SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2008, 2009 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Yucheng Technologies Limited

We have audited the accompanying consolidated balance sheets of Yucheng Technologies Limited (“the Company”) as of December 31, 2009 and 2010, and the related consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2010.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yucheng Technologies Limited as of December 31, 2009 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Yucheng Technologies Limited's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 30, 2011 expressed an unqualified opinion thereon.
BDO Limited

Hong Kong, June 30, 2011

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets
As of December 31, 2009 and 2010
(Expressed in Chinese Renminbi)

Assets	2009	2010	2010
	RMB	RMB	USD
			(note 2 (c))
Current assets:
Cash and cash equivalents	246,577,140	162,536,258	24,542,295
Trade accounts receivable, net (note 3)	147,978,704	196,243,059	29,631,881
Costs and estimated earnings in excess of billings on uncompleted contracts (note 4)	105,684,112	132,656,349	20,030,554
Due from related parties (note 23)	1,697,890	5,926,033	894,806
Inventories	3,393,227	695,192	104,971
Pre-contract costs	11,879,098	24,264,187	3,663,791
Other current assets (note 5)	38,270,683	67,862,868	10,247,008
Deferred tax assets (note 6)	5,735,143	-	-

Total current assets	561,215,997	590,183,946	89,115,306

Investments under equity method (note 2(u))	7,570,143	24,846,083	3,751,655
Properties and equipment, net (note 7)	64,147,083	30,409,072	4,591,643
Intangible assets, net (note 8)	30,248,409	24,908,257	3,761,043
Goodwill (note 9)	189,009,599	189,009,599	28,539,659
Deferred tax assets (note 6)	15,926,809	10,607,353	1,601,666

Total assets	868,118,040	869,964,310	131,360,972
See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets (continued)
As of December 31, 2009 and 2010
(Expressed in Chinese Renminbi)

Liabilities and stockholders’ equity	2009	2010	2010
	RMB	RMB	USD
			(note 2 (c))
Current liabilities
Short-term loan (note 10)	80,000,000	81,000,000	12,230,661
Obligations under capital leases (note 11)	2,282,497	314,535	47,493
Trade accounts payable	94,005,387	77,613,387	11,719,297
Billings in excess of costs and estimated earnings on uncompleted contracts (note 4)	14,065,351	22,250,243	3,359,694
Employee and payroll accruals	3,573,117	18,341,699	2,769,520
Dividends payable to ex-owners	3,960,391	76,985	11,624
Outstanding payment in relation to
business acquisitions	1,727,563	120,367	18,175
Income taxes payable	11,633,628	11,103,004	1,676,507
Due to a related party	-	3,933,940	594,008
Deferred tax liabilities (note 6)	1,641,265	829,282	125,218
Other current liabilities (note 12)	52,810,194	44,720,111	6,752,550

Total current liabilities	265,699,393	260,303,553	39,304,747

Obligations under capital leases (note 11)	314,535	-	-
Deferred tax liabilities (note 6)	916,748	1,783,584	269,314

Total liabilities	266,930,676	262,087,137	39,574,061

Commitments and contingencies (note 20)	-	-	-

Equity
Preferred stock, $0.0001 par value, authorised
2,000,000 shares and none issued;	-	-	-
Common stock, $0.0001 par value, authorised
60,000,000 shares; 18,560,014 shares and
18,560,014 shares issued and outstanding as of December 31, 2009 and 2010 (note 1)	20,007,998	20,007,998	3,021,124
Additional paid-in capital	385,713,676	385,883,587	58,266,807
Stock based compensation	-	8,052,823	1,215,943
Reserves (note 14)	43,135,361	50,428,005	7,614,418
Retained earnings	146,691,122	141,363,202	21,345,252
Accumulated other comprehensive loss (note 15)	(2,230,354)	(2,992,748)	(451,892)
Total Yucheng’s equity	593,317,803	602,742,867	91,011,652

Non-controlling interests (note 13)	7,869,561	5,134,306	775,259

Total Stockholders’ equity	601,187,364	607,877,173	91,786,911

Total liabilities and Stockholders’ equity	868,118,040	869,964,310	131,360,972

See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Operations
For the year ended December 31, 2008, 2009 and 2010
(Expressed in Chinese Renminbi)

	2008	2009	2010	2010
	RMB	RMB	RMB	USD
				(note 2 (c))
Revenues (note 16):
Software & Solutions	269,360,418	286,892,256	340,295,171	51,383,145
Platform	339,773,531	12,575,504	8,460,490	1,277,499
Maintenance Services	61,251,269	62,251,487	63,576,554	9,599,794
Total revenues	670,385,218	361,719,247	412,332,215	62,260,438
Business taxes	(8,188,384)	(7,249,519)	(8,688,023)	(1,311,855)
Net revenues	662,196,834	354,469,728	403,644,192	60,948,583

Cost of sales:
Software & Solutions	(118,167,472)	(156,677,911)	(170,736,573)	(25,780,508)
Platform	(305,639,200)	(10,515,013)	(7,687,484)	(1,160,778)
Maintenance Services	(16,313,291)	(24,139,808)	(28,222,982)	(4,261,552)
Total cost of sales	(440,119,963)	(191,332,732)	(206,647,039)	(31,202,838)
Gross profit	222,076,871	163,136,996	196,997,153	29,745,745

Research and development expenses	(10,148,304)	(13,828,380)	(10,530,618)	(1,590,079)
Selling and marketing expenses	(33,368,880)	(41,126,026)	(44,761,799)	(6,758,844)
General and administrative expenses (note 18)	(88,571,855)	(117,207,162)	(104,465,484)	(15,773,851)
Gain (loss) on disposal of intangible assets and fixed assets	-	(182,104)	4,314,669	651,497
	(132,089,039)	(172,343,672)	(155,443,232)	(23,471,277)

Other income (expense):
Interest income	1,244,182	405,618	319,484	48,241
Interest expense	(3,783,067)	(2,860,851)	(4,526,625)	(683,501)
Income (loss) from short-term investment	(529,036)	1,203,274	-	-
Other income, net (note 17)	510,270	8,413,140	(95,519)	(14,423)
Income (loss) before income taxes	87,430,181	(2,045,495)	37,251,261	5,624,785

Income tax (expense) benefits (note 6)	5,181,038	5,250,410	(5,259,223)	(794,121)
Income (loss) before equity method investees	92,611,219	3,204,915	31,992,038	4,830,664

Loss from equity method investees	(1,280,200)	(3,829,962)	(556,665)	(84,054)
Income (loss) before discontinued operations	91,331,019	(625,047)	31,435,373	4,746,610

Loss from discontinued operations, net of tax (note 25)	(10,443,590)	(6,815,634)	(32,205,904)	(4,862,957)

Income (loss) before non-controlling interests	80,887,429	(7,440,681)	(770,531)	(116,347)

Non-controlling interests	107,755	3,241,083	2,735,255	413,012

Net income (loss) attributable to Shareholders of Yucheng	80,995,184	(4,199,598)	1,964,724	296,665

Foreign currency translation adjustment	(1,188,399)	521,895	(762,394)	(115,118)

Comprehensive income (loss)	79,806,785	(3,677,703)	1,202,330	181,547

Weighted average common shares outstanding
– basic	17,566,898	18,541,289	18,560,014	18,560,014
– diluted	18,691,852	18,584,226	18,949,359	18,949,359

Earnings per share from continuing operations (note 19)
– basic	5.21	0.14	1.84	0.28
– diluted	4.89	0.14	1.80	0.27
Earnings per share (note 19)
– basic	4.61	(0.23)	0.11	0.02
– diluted	4.33	(0.23)	0.10	0.02

See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity
(Expressed in Chinese Renminbi)

						Accumulated
			Additional			other	Non-	Total
	Common	shares	paid-in		Retained	comprehensive	controlling	stockholders’
	Shares	Amount	capital	Reserves	earnings	loss	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as at January 1, 2008	16,610,853	20,006,616	361,624,414	24,868,832	88,162,065	(1,563,850)	5,199,312	498,297,389

Bonus shares	952,832	696	43,290,856	-	-	-		43,291,552
Shares issued to independent
directors	12,000	8	973,078	-	-	-		973,086
Deemed distribution (note 1)	-	-	(41,540,598)	-	-	-		(41,540,598)
Decrease of interests in Sunrisk	-	-	(18,820,019)	-	-	-		(18,820,019)
Net income	-	-	-	-	80,995,184	-	(2,710,968)	78,284,216
Increase (decrease) in non-controlling interest arising from acquisition / disposal of subsidiary, net							9,535,299	9,535,299
Transfer to reserves	-	-	-	13,140,014	(13,140,014)	-	-	-
Foreign currency translation
adjustment	-	-	-	-	-	(1,188,399)	-	(1,188,399)
Reversal of stock issuance cost	-	-	1,726,728	-	-	-	-	1,726,728
Balance as at December 31, 2008	17,575,685	20,007,320	347,254,459	38,008,846	156,017,235	(2,752,249)	12,023,643	570,559,254

Bonus shares	952,832	656	37,887,742	-	-	-	-	37,888,398
Shares issued to independent directors	5,250	4	221,452	-	-	-	-	221,456
Issuance on acquisition of a Subsidiary	26,247	18	1,411,185	-	-	-	-	1,411,203
Increase of interests in Yuxinyicheng Information	-	-	(1,061,162)	-	-	-	-	(1,061,162)
Net loss	-	-	-	-	(4,199,598)	-	(3,715,244)	(7,914,842)
Increase (decrease) in non-controlling interest arising from acquisition / disposal of subsidiary, net	-	-	-	-	-	-	(438,838)	(438,838)
Transfer to reserves	-	-	-	5,126,515	(5,126,515)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	521,895	-	521,895
Balance as at December 31, 2009	18,560,014	20,007,998	385,713,676	43,135,361	146,691,122	(2,230,354)	7,869,561	601,187,364

Stock based compensation expenses	-	-	8,052,823	-	-	-	-	8,052,823
Stock based compensation expenses to independent directors	-	-	169,911	-	-	-	-	169,911
Net income	-	-	-	-	1,964,724	-	(2,735,255)	(770,531)
Transfer to reserves	-	-	-	7,292,644	(7,292,644)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(762,394)	-	(762,394)
Balance as at December 31, 2010	18,560,014	20,007,998	393,936,410	50,428,005	141,363,202	(2,992,748)	5,134,306	607,877,173
In USD (note 2 (c))		3,021,124	59,482,570	7,614,418	21,345,252	(451,892)	775,259	91,786,911

See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Expressed in Chinese Renminbi)

	2008	2009	2010	2010
	RMB	RMB	RMB	USD
				(note 2 (c))

Cash flows from operating activities:

Net income (loss)	80,995,184	(4,199,598)	1,964,724	296,665

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	28,481,819	33,100,808	27,147,524	4,099,163
Impairment loss on receivables	-	18,348,463	-	-
(Gain) loss on disposal of intangible assets and fixed assets	243,958	243,455	(4,296,232)	(648,713)
Loss (gain) on disposal of subsidiary	(247,256)	-	25,419,346	3,838,215
Loss (gain) on disposal of investments under equity method	(2,102,566)	(6,291,960)	14,543	2,196
Non-controlling interests	(2,710,968)	(3,715,244)	(2,735,255)	(413,012)
Loss from equity method investees	2,791,802	3,829,961	542,122	81,858
Stock based compensation to independent directors	973,086	221,456	169,911	25,656
Compensation expenses to ex-owners	-	1,411,203	-	-
Stock based compensation to employees	-	-	8,052,823	1,215,943
(Increase) decrease in trade accounts receivable	(77,576,334)	116,403,846	(77,767,521)	(11,742,570)
Increase in costs and estimated earnings in excess of billings on uncompleted contracts	(22,248,611)	(36,871,193)	(26,972,237)	(4,072,695)
Decrease (increase) in due from related parties	(1,568,105)	1,477,963	407,564	61,540
Decrease (increase) in inventories	5,682,947	(498,457)	2,678,684	404,470
Increase in pre-contract costs	(6,968,278)	(1,985,384)	(12,385,089)	(1,870,097)
(Increase) decrease in other current assets	44,470,781	4,294,739	(34,021,862)	(5,137,159)
Decrease (increase) in deferred tax assets	(10,398,508)	(8,677,236)	2,152,005	324,944
(Decrease) increase in trade accounts payable	51,288,579	(51,042,923)	(16,192,000)	(2,444,924)
Increase in billings in excess of costs and
estimated earnings on uncompleted contracts	3,091,360	4,052,173	8,184,892	1,235,884
Increase (decrease) in employee and payroll accruals	4,076,500	(8,910,863)	15,017,488	2,267,577
(Decrease) increase in income taxes payable	(1,066,768)	1,840,266	(530,624)	(80,122)
Increase in other current liabilities	9,875,681	3,744,120	54,393,397	8,213,175
Increase in due to a related party	-	-	4,116,524	621,578
Increase (decrease) in deferred tax liabilities	(768,891)	(1,801,721)	54,853	8,283
Net cash (used in) provided by operating activities	106,315,412	64,973,874	(24,584,420)	(3,712,145)

Cash flows from investing activities:

Capital expenditure	(29,716,811)	(35,646,705)	(21,438,377)	(3,237,106)
Additional investment in a subsidiary	-	(1,500,000)	-	-
Payment of purchase of subsidiaries, net of cash acquired	(57,684,392)	(11,117,440)	(1,607,196)	(242,680)
Investment in equity method investments	(5,042,027)	(13,746,920)	(29,400,000)	(4,439,277)
Advances to investments under equity method	(1,828,333)	(22,830,589)	(5,489,135)	(828,836)
Collection of advances to investments under equity method	3,494,585	21,222,984	670,844	101,295
Proceeds from disposal of equipment	353,063	192,918	9,342,164	1,410,628
Proceeds from disposal of investment under equity method	3,628,834	7,988,321	2,590,909	391,216
Proceeds from disposal of subsidiary, net of cash disposed	(2,025,391)	-	(8,959,768)	(1,352,887)
Net cash used in investing activities	(88,820,472)	(55,437,431)	(54,290,559)	(8,197,647)

See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)
(Expressed in Chinese Renminbi)

	2008	2009	2010	2010
	RMB	RMB	RMB	USD
				(note 2 (c))

Cash flows from financing activities:

Deemed distribution	(5,778,611)	(18,281,588)	-	-
Capital received	4,460,000	-	-	-
Proceeds from bank borrowings	60,000,000	208,540,000	101,000,000	15,250,578
Repayments of bank borrowings	(35,000,000)	(188,540,000)	(100,000,000)	(15,099,582)
Repayment of capital leases	(3,167,113)	(2,867,754)	(2,282,497)	(344,648)
Dividends paid to ex-owners	(20,751,999)	(1,561,017)	(3,883,406)	(586,378)
Net cash used in financing activities	(237,723)	(2,710,359)	(5,165,903)	(780,030)

Net (decrease) increase in cash and cash equivalents	17,257,217	6,826,084	(84,040,882)	(12,689,822)

Cash and cash equivalents at beginning of year	222,493,839	239,751,056	246,577,140	37,232,117

Cash and cash equivalents at the end of year	239,751,056	246,577,140	162,536,258	24,542,295

Supplemental disclosures of cash flow information:

Interest paid	3,783,067	2,860,851	4,421,938	667,694
Income taxes paid	2,255,268	1,112,009	3,990,181	602,501

Supplemental disclosures of non-cash investing activities:

Capital lease obligation	4,062,450	-	-	-
Additional consideration on acquisitions	20,787,876	-	-	-
Deemed distributions to ex-owners	41,540,599	-	-	-
Consideration on disposal of a subsidiary	-	-	21,500,000	3,246,410

See accompanying notes to consolidated financial statements.

1	Organization and description of business

Yucheng Technologies Limited (“Yucheng”), incorporated on November 24, 2006 under the laws of the British Virgin Islands (“BVI”), and its subsidiaries are engaged in systems integration, software solution services,  information technology (“IT”) consulting and training services, maintenance and support, sales of self-developed IT products, computer software, hardware and peripheral equipment, communication equipment and undertaking computer network projects. Its major customers are first and second tier state-owned commercial banks in China.

On January 15, 2007, Beijing Yuxinyicheng Technologies Limited (“Yuxinyicheng”) established a subsidiary, Beijing Yuxinyicheng Information Technology Limited. On July 18, 2007, Yuxinyicheng established another subsidiary, Shanghai Yuxinhongzhi Information Technology Limited. During 2007, Yuxinyicheng acquired 5 companies, Beijing Sunrisk Information Technology Limited (“Sunrisk”), Beijing Easycon Electronics Limited, Chengdu Recency Technologies Limited, Shanghai Fujie Business Consulting Limited, and Shanghai Fuyi Business Consulting Limited..

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

On July 21, 2008, Beijing Sunrisk Information Technology Limited was renamed to Beijing Yuxinhengsheng Information Technology Limited.

On August 13, 2009, Shanghai Sihitech Software Co., Ltd. was renamed as Shanghai Yuxinyicheng Software Co., Ltd.

On May 13, 2009, Guangzhou Yuxinhongtai Technology Co., Ltd. was renamed as Guangzhou Shenglihongtai Technology Co., Ltd. On August 30, 2009, Yuxinyicheng transferred its interest in Guangzhou Sihitech to a third party.

On October 14, 2009, Yuxinyicheng established a wholly owned subsidiary named Tianjin Yuxinyicheng Technologies Limited in Tianjin. Total registered capital is RMB 50 million.

On November 30, 2009, Shanghai Fuyi Business Consulting Limited which had been inactive was closed.

On December 31, 2010, Yuxinyicheng transferred its interests of 100% in Beijing Yuxinyicheng Information Technology Limited(“Yuxinyicheng Information”) to the third parties.

1	Organization and description of business - Continued

At December 31, 2008, 2009 and 2010, details of Yucheng’s subsidiaries (collectively with Yucheng  referred to as the “Company”) are as follows:

Name	Date of incorporation or establishment	Place of incorporation or establishment	Percentage of ownership			Principal activity
			2008	2009	2010

Port Wing Development Co., Ltd. (“e-Channels BVI”)	November 3, 2005	BVI	100%	100%	100%	Investment holding

Ahead Billion Venture Ltd. (“Sihitech BVI”).	November 3, 2005	BVI	100%	100%	100%	Investment holding

Beijing Yuxinyicheng Technologies Ltd. (“Yuxinyicheng”)	October 19, 2006	People’s Republic of China (“PRC”)	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Beijing e-Channels Century Technology Co., Ltd. (“e-Channels”)	February 5, 2001	PRC	100%	100%	100%
Technology development, technology transfer, consulting and training services, sales of self-developed products, computer software, hardware and peripheral equipment, communication equipment and undertaking computer network projects

1	Organization and description of business - Continued

Name	Date of incorporation or establishment	Place of incorporation or establishment	Percentage of ownership			Principal activity
			2008	2009	2010

Beijing Sihitech Technology Co., Ltd. (“Beijing Sihitech”)	June 16, 1999	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Beijing Sihitech Software Co., Ltd. (“Beijing Software”)	January 28, 2002	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Shanghai Sihitech Technology Co., Ltd. (“Shanghai Sihitech”)	June 20, 2001	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Shanghai Yuxinyicheng Software Co., Ltd. (“Shanghai Software”)	May 28, 2005	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Guangzhou Shenglihongtai Technology Co., Ltd. (“Guangzhou Sihitech”)	January 5, 2000	PRC	100%	-	-	System integration, software development, information technology consulting, maintenance and support

Beijing Yuxinyicheng Information Technology Limited (“Yuxinyicheng Information”)	January 15, 2007	PRC	80%	100%	-	Launching Point of Sale ( “POS” ) merchant-acquiring outsourced services for bank in China and providing related maintenance support

Beijing Yuxinhengsheng Information Technology Limited (“Sunrisk”)	April 14, 2005	PRC	51%	51%	51%	System integration, Software development, information technology consulting, maintenance and support

Beijing Easycon Electronics Limited (“Easycon”)	December 25, 1997	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

1	Organization and description of business - Continued

Name	Date of incorporation or establishment	Place of incorporation or establishment	Percentage of ownership			Principal activity
			2008	2009	2010

Chengdu Recency Technologies Limited (“Recency”)	July 15, 1997	PRC	100%	100%	100%	Software development, information technology consulting, maintenance and support

Shanghai Fujie Business Consulting Limited (“Fujie”)	December 13, 2005	PRC	100%	100%	100%	Software development, information technology consulting, maintenance and support

Shanghai Fuyi Business Consulting Limited (“Fuyi”)	December 6, 2005	PRC	100%	-	-	Software development, information technology consulting, maintenance and support

Xiamen Yucheng Technology Limited (“Xiamen Yucheng”)	April 9, 2007	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Beijing Yuxinyicheng Software Co. , Ltd. (“Yuxinyicheng Software”)	August 6, 2007	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Guangzhou Yuxinyicheng Information Technology Limited (“Guangzhou Yuxinyicheng”)	November 26, 2007	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Chengdu Yuxinyicheng Technology Limited (“Chengdu Yuxinyicheng”)	March 16, 2009	PRC	-	100%	100%	System integration, software development, information technology consulting, maintenance and support

Tianjin Yuxinyicheng Technology Limited (“Tianjin Yuxinyicheng”)	October 14, 2009	PRC	-	100%	100%	System integration, software development, information technology consulting, maintenance and support

1	Organization and description of business - Continued

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

The trade accounts receivable of the Company include amounts due from banks and IT service companies. The Company performs on-going credit evaluations of its customers (see Note 2 (t)).  Sales to the Company's largest customer, a bank and its subsidiaries, were approximately 57.7%, 39.1% and 30.7% of revenues in 2008, 2009 and 2010, respectively.  The Company’s total revenue from its largest customer in 2010 resulted from 62 (2009: 111) separate and independent contracts, the head office of the largest customer, which is one of the primary banks in China, contributed to 14.3% (2009: 20.0%) of the Company’s total revenues. Trade accounts receivable as at December 31, 2009 and 2010 included receivables from the Company’s largest bank customer and its subsidiaries totalling RMB29.3  million and RMB54.5 million, respectively.

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

As of December 31, 2007, Yucheng received USD34,332,430 (equivalent to approximately RMB252,606,922) in gross proceeds as a result of the exercise of outstanding public warrants (note 21). Accordingly, Yucheng paid an additional USD4,960,000 (equivalent to approximately RMB37,772,880) to Sihitech BVI Shareholders, e-Channels BVI Shareholders and their designee. Among the payments of the additional purchase price, USD3,494,707(equivalent to approximately RMB26,613,939) was paid to Sihitech BVI Shareholders and their designee which are accounted for as a deemed distribution. The remaining of USD1,465,293 (equivalent to approximately RMB11,158,941) was paid to e-Channels BVI Shareholders and their designee which are accounted for as an adjustment to the purchase price in respect of the acquisition of e-Channels.

As of December 31, 2008, the 2007 and 2008 average closing price of the stock of Yucheng in any sixty consecutive trading days targets were met.  USD1,200,000 has been paid in relation to the 2007 stock price target and USD800,000 has been accrued.  USD3,000,000 has been accrued in relation to the 2008 stock price target.

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

As the net profit target for year ended December 31, 2009 had not been achieved, no shares was required to be issued to Sihitech BVI shareholders, e-Channels BVI shareholders and their designee for 2009 and the subsequent years.

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

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP).

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

(c)	Convenience translation into United States dollars

The translation of Renminbi amounts into United States dollars has been made for the convenience of the reader and has been made at the exchange rate quoted by the People’s Bank of China on December 31, 2010 of RMB6.6227 (2009: RMB6.8282) to USD1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollars at that rate or any other rate.

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

Where a lease is classified as a capital lease, the asset is treated as if it had been purchased outright. The amount initially recognized as an asset is the lower of fair value of the leased asset or the present value at the beginning of the lease term of minimum lease payments during the lease term, excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, together with any profit thereon. The corresponding lease commitment is shown as liability. Lease payments are analyzed between capital and interest. The interest element is charged to the consolidated statement of operations over the period of the lease and is calculated so that it represents a constant proportion of the lease liability. The capital element reduces the balance owed to the lessor.

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

The Company obtained intangible assets in 2007, whose values have been estimated by the management in the absence of ready ascertainable market values.  However, because of the inherent uncertainty of the valuation, it is reasonably possible that those estimated values may differ significantly from the values that would have been used had a ready market for these intangible assets existed, and the differences could be material to the consolidated financial statements.

Software development costs include payroll, employee benefits, and other headcount-related costs associated with product development. The Company records expenditure incurred before technological feasibility is established into research and development cost and capitalizes expenditures incurred after that point into the cost of intangible assets.  Software development costs were RMB13,720,874, RMB22,204,930 and RMB18,289,465 in 2008, 2009 and 2010, respectively, among which RMB3,572,570, RMB8,376,550 and RMB7,758,848 were capitalized in 2008, 2009 and 2010.

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

Goodwill represents the excess of the purchase price over the fair value assigned to net tangible and identifiable intangible assets of business acquired and accounted for under the acquisition method.

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

The Company generates revenues primarily from Software & Solutions, Platform Services and Maintenance Services. Revenue is recognized as follows:

(i)
Software & Solutions–Software & Solutions consist of software development services that require significant production, modifications, or customization of software or software system. Due to the long-term nature of software development, contract accounting is applied in accordance with ASC Topic 605-35, Construction-Type and Production-Type Contracts, and ASC Topic 985-605, Software - Revenue Recognition. Based on our fact pattern, we apply the percentage-of-completion method of revenue recognition to account for the software development to the period from the start of the significant production, modification, or customization through to the last element delivered, which is the end of the software development contract. Labor costs and direct project expenses are used to determine the stage of completion. Revisions in estimated contract profits are made in the period in which the circumstances requiring the revision first become known. Provisions, if any, are made for anticipated losses on uncompleted contracts whenever it appears there may be a loss.

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

(ii)
Platform services–Platform services refer to system integration service. System integration services mainly consist of value added services of planning, designing, installing, integrating and testing of hardware sold to customers.  Revenue from system integration services is recognized in accordance with FASB ASC Topic 605, Revenue Recognition, when the following conditions are all met: persuasive evidence of an arrangement exists, system integration services have been rendered and products have been delivered and accepted, the price is fixed or determinable and, collectibility is reasonably assured. Customer’s acknowledgement evidences their acceptance of the system integration work being completed at which time revenue is recognized. The contract revenue and related costs are deferred if the customer’s acknowledgement is not obtained.

(iii)
Maintenance services — Maintenance Services consist of agency sales and maintenance services.  Revenue from sales of IT equipment and software to the end users, which are limited to passing the IT equipment and software from vendors to end users, is treated as agency sales. The Company records the net difference between the amount it bills to end users and the fees charged by third party vendors as revenue. The Company considers the criteria set out in ASC Topic 605-45, Principal Agent Considerations, in determining whether it should recognize such revenues at gross or net of revenue.  The Company believes that based on its arrangement with the system integrators, end users (banks) and the third party IT manufacturers, the net approach is appropriate as the Company is not the primary obligor to the end users, does not take general inventory risk, does not have latitude in establishing price and does not have discretion in supplier selection with respect to the IT equipment or software delivered to end users.

Maintenance service revenue is recognized ratably over the maintenance period.

2	Summary of significant accounting policies and practices - Continued

(l)	Pre-contract costs

Due to the business environment in which the Company operates, it is common practice that the Company commences the software development or IT consulting project for its banking clients without commercial contracts being signed. If the contracts are not obtained during the reporting period where implementation costs have been incurred, the Company defers revenue recognition for the related contracts until contracts are obtained. In accordance with ASC Tpoic 720-15, Start-Up Costs, costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained, including cost of equipment, direct labour costs, and other ancillary costs, are deferred until receipt of the signed contract, and are then included in contract costs or inventory.  Such deferred costs, subject to their not being related to costs of start-up activities, are evaluated periodically for probability of recoverability.  If deemed unrecoverable, deferred costs are expensed to operating expenses.

Costs of start-up activities, including organization costs, are expensed as incurred.

Costs incurred in connection with anticipated contracts are deferred outside the contract cost or inventory classification if their recovery from future contract revenue or from other dispositions is considered probable.

(m)	Net earnings per common share

The Company computes net earnings per common share in accordance with ASC Topic 260, Earnings per Share.  Under the provisions of ASC Topic 260, basic earnings per common share is computed by dividing the net earnings available to common shareholders for the period by the weighted average number of shares of common stock outstanding during the period.  The calculation of diluted net earnings per share gives effect to common stock equivalents, however; potential common stock in the diluted net earnings per common share computation is excluded in net loss periods if their effect is anti-dilutive.

(n)	Retirement benefits

Pursuant to the relevant laws and regulations in the PRC, the Company participates in a defined contribution retirement plan for its employees arranged by a governmental organization. The Company makes contributions to the retirement scheme at the applicable rate based on the employees’ salaries.  The required contributions under the retirement plans are charged to the consolidated statement of operations on an accrual basis when they are due.  The Company’s contributions totaled RMB13,119,630, RMB16,453,429 and RMB12,794,943 in 2008, 2009 and 2010, respectively.

(o)	Interest

Interest costs are expensed as incurred, except for those capitalized that are directly attributable to the acquisition, construction or production of qualifying assets.  No interest costs were capitalized for each of the years in the three-year period ended December 31, 2010.

2	Summary of significant accounting policies and practices - Continued

(p)	Income taxes

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

Pursuant to the laws and regulations of the PRC, the Company is entitled to a refund of the 14.0% value-added tax (“VAT”) for certain self-developed software products. The Company recognizes the VAT refunds at the same time as the revenues from sales of the related enterprise software products are recognized. VAT refunds are included as a credit in the operating expense section of the consolidated statement of operations

(s)	Fair value measurement

The Company measures the fair values of its financial instruments in accordance with accounting guidance which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company adopted the accounting guidance related to nonfinancial assets and nonfinancial liabilities that are not measured at fair value on a recurring basis on January 1, 2009. In addition, the Company categorizes assets and liabilities measured at fair value into three-level hierarchy based on the inputs to fair value measurement. The following describes the three-level hierarchy.

Level 1: Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain securities that are highly liquid and are actively traded in over-the-counter markets.
Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities either directly or indirectly; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques based on significant unobservable inputs, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The fair value of financial instruments and the methods and assumptions used in estimating fair value amounts are detailed in Note 2(t).

2	Summary of significant accounting policies and practices - Continued

(t)	Financial instruments

Exposure to credit and interest rates arises in the normal course of the Company’s business.  Financial assets of the Company include cash and cash equivalents and trade accounts receivable, other receivables and amounts due from related parties.  Financial liabilities of the Company include trade accounts payable and other payables, short-term loans and outstanding payment in relation to business acquisitions. Adjustments are made for financial assets if their carrying amount exceeds the value realizable in the foreseeable future.  Financial liabilities are stated at their carrying amounts.

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

2	Summary of significant accounting policies and practices - Continued

(u)	Investments under equity method

The investments, in which the Company has significant influence, but not control, or the Company has joint control, are accounted for using the equity method.  Investments under the equity method consist of a 40% equity interest in Yucheng Sinowise Consultancy Services Ltd, (“Sinowise”), a software and service technology company, and a 49% equity interest in Yuxin Data Technologies Co., Limited (“Yuxin Data”), a software and hardware technology company.

Where the Company’s share of losses exceeds its carrying value, the Company’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the equity method investees. As at December 31, 2009 and December 31, 2010, there was an excess of the carrying value over the Sinowise company’s share of net assets of the equity method investees.

Unrealized profits and losses resulting from transactions between the Company and its equity method investees are eliminated to the extent of its carrying value, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in the consolidated statement of operatons.  None of the investments under equity method provided products or services to the Company in 2008, 2009 and 2010.

On March 31, 2009, Yuxinyicheng established a joint-venture, Hainan Baodaotong Technologies Limited (“Baodaotong”) in Haikou city. Total registered capital of Baodaotong is RMB50 million. Haikou Gas Holding Company, Yuxinyicheng and Guangzhou Sihitech holds 45%, 35% and 20% of Baodaotong’s equity interests, respectively. On December 16, 2009, Yuxinyicheng transferred 20% of Baodaotong’s equity interests to a third party. On April 30, 2010, Yuxinyicheng sold its entire interest in Baodaotong to a third party due to business consideration. The loss resulted from the disposal was RMB14,543.

On April 3, 2009, Yuxinyicheng established a joint-venture, Yucheng Sinowise Consultancy Services Ltd. (“Sinowise”). Total registered capital of Sinowise is RMB1 million. Yuxinyicheng holds 40% equity interest of Sinowise.

On March 15, 2010, Yuxinyicheng established a joint-venture, Yuxin Data, in Tianjin city. Total register capital is RMB 60 million. NTT Data China and Yuxinyicheng hold 51% and 49% of interests, respectively.

The carrying amounts of the investments under equity method at December 31, 2009 and 2010 are as follows:

	2009	2010	2010
	RMB	RMB	USD

Baodaotong	7,570,143	-	-
Sinowise	-	-	-
Yuxin Data	-	24,846,083	3,751,655
Total	7,570,143	24,846,083	3,751,655

2	Summary of significant accounting policies and practices - Continued

(u)	Investments under equity method-continued

Summary of the combined financial information for the affiliates as of and for the years ended December 31, 2008, 2009 and 2010 is as follows:
	2008	2009	2010	2010
	RMB	RMB	RMB	USD
Financial position
Current assets	4,249,670	44,108,369	37,187,715	5,615,189
Property, plant and equipment, net	2,736,155	7,967,488	3,546,066	535,441
Other non-current assets	47,417	13,250	21,407,448	3,232,435
Total assets	7,033,242	52,089,107	62,141,229	9,383,065
Current liabilities	2,459,459	2,363,144	9,983,041	1,507,397
Total liabilities	2,459,459	2,363,144	9,983,041	1,507,397
Owners’ equity	4,573,783	49,725,963	52,158,188	7,875,668
Total liabilities and equity	7,033,242	52,089,107	62,141,229	9,383,065
Results of operations
Sales	92,172	6,117,739	13,443,855	2,029,966
Operating (loss) profit	(7,605,154)	(1,294,897)	(9,141,130)	(1,380,272)
Net (loss) income	(5,697,554)	(1,279,906)	(7,100,150)	(1,072,093)

(v)	Share-based compensation

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

(w)	Segment Information

Management views the business as consisting of revenue streams; however they do not produce reports for, assess the performance of, or allocate resources to these revenue streams based upon any asset-based metrics, or based upon income or expenses, operating income or net income. Therefore, the Company believes that it operates in one business segment.

(x)	Disposal of discontinued operations

The Company accounts for exit or disposal activities in accordance with ASC Topic 420, Exit or Disposal Cost Obligations (“ASC 420”). In accordance with ASC 420, a business restructuring is defined as an exit activity that includes but is not limited to a program that is planned and controlled by management, and materially.

2	Summary of significant accounting policies and practices - Continued

(y)	Non-controlling interests

Effective April 1, 2009, the Company adopted ASC Topic 810-10-65 ( SFAS 160, “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”), which amends previously issued guidance to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity. Among other requirements, this statement requires that the consolidated net income (loss) attributable to the parent and the non-controlling interest be clearly identified and presented on the face of the consolidated statements of operations. The presentation and disclosure requirements of the ASC Topics have been applied retrospectively for all periods presented in the accompanying consolidated balance sheets and statements of operations and comprehensive income (loss), and statements of shareholder’s equity and statements of cash flows, to conform to the provisions of ASC Topic 810.

(z)	Reclassifications

Certain items have been reclassified to conform with the current year’s presentation due to the discontinued operation as discussed in note 25.

(aa)	Recently Issued Accounting Standards

Recently Adopted Accounting Pronouncements

In February 2010, the FASB issued ASU No. 2010-08, Technical Corrections to Various Topics. This update’s purpose is to eliminate GAAP inconsistencies, update outdated provisions, and provide needed clarifications. The adoption of ASU No. 2010-08 did not have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosure about Fair Value Measurements, under ASC Topic 820, Fair value Measurements and Disclosures, to improve and provide new disclosures for recurring and nonrecurring fair value measurements under the three-level hierarchy of inputs for transfers in and out of Levels 1 and 2, and activity in Level 3.  This update also clarifies existing disclosures of the level of disaggregation for the classes of assets and liabilities and the disclosure about inputs and valuation techniques. ASU No. 2010-06 new disclosures and clarification of existing disclosure is effective for interim and annual reporting periods beginning after December 15, 2009, which the Company adopted this statement as of January 1, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for financial statements issued for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  The Company is currently accessing the impact, if any, of ASU No. 2010-06 disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements the Company’s consolidated financial statements.

2	Summary of significant accounting policies and practices - Continued

(ab)	Recently Issued Accounting Standards - continued

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

3	Trade accounts receivable, net

Trade accounts receivable at December 31, 2009 and 2010 consist of the following:

	December 31
	2009	2010	2010
	RMB	RMB	USD

Primary bank customer and its subsidiaries	29,259,016	54,496,752	8,228,782
Other bank customers	76,759,800	108,310,654	16,354,455
General contractors	41,959,888	33,435,653	5,048,644
Total	147,978,704	196,243,059	29,631,881

Included in the above balance was the allowance for doubtful debt of RMB16,306,960 and RMB12,580,356 as at December 31, 2009 and 2010, respectively.  The movement in allowance for doubtful debt mainly represented written-off of  allowance for doubtful debt.

The balance billed but not paid by customers pursuant to retainage provisions in contracts will be due upon completion of the contracts and acceptance by the customers.  The retention balance as at December 31, 2010 is RMB20,642,213 equivalent to USD3,116,888 (2009: RMB21,590,389 equivalent to USD3,161,944), of which RMB213,500 equivalent to USD32,238 (2009: RMB996,300 equivalent to USD145,910) is expected to be collected after one year.

4	Costs and estimated earnings on uncompleted contracts

	December 31
	2009	2010	2010
	RMB	RMB	USD

Costs incurred on uncompleted contracts	204,759,580	274,351,748	41,425,967
Estimated earnings	162,671,693	200,766,895	30,314,961
	367,431,273	475,118,643	71,740,928
Less: Billings to date	(275,812,512)	(364,712,537)	(55,070,068)
	91,618,761	110,406,106	16,670,860

The amounts are included in the accompanying consolidated balance sheets under the following captions:

Costs and estimated earnings in excess of billings on uncompleted contracts	105,684,112	132,656,349	20,030,554
Billings in excess of costs and estimated earnings on uncompleted contracts	(14,065,351)	(22,250,243)	(3,359,694)
	91,618,761	110,406,106	16,670,860

Cost and estimated earnings in excess of billings comprise principally amounts of revenue recognized on contracts for which billings had not been presented to customers because the amounts were not billable at the balance sheet date. The unbilled amounts receivable at December 31, 2010 is RMB132,656,349 equivalent to USD20,030,554 (2009: RMB105,684,112 equivalent to USD15,463,101), of which RMB3,080,489 equivalent to USD465,141 (2009: RMB1,296,364 equivalent to USD189,854) is expected to be collected after one year.

5	Other current assets

	December 31
	2009	2010	2010
	RMB	RMB	USD

Payments in advance	8,433,317	20,549,650	3,102,911
Project and tendering deposits	10,144,161	13,136,973	1,983,628
Other receivables	19,392,902	33,948,280	5,126,048
Prepaid expenses	300,303	227,965	34,421
Total	38,270,683	67,862,868	10,247,008

Payments in advance represent part of purchase contract amount for which the equipment has not been delivered from the suppliers as of the end of year.

Other receivables mainly include considerations for the disposals of a subsidiary and an equity accounted investment, deposits and staff advances for operations.

Included in other receivables was allowance for doubtful debt of RMB2,077,500 and RMB2,077,500 as at December 31, 2009 and 2010 respectively.

6	Income taxes

A reconciliation of the expected tax with the actual tax expense (benefit) for the years ended December 31, 2008, 2009 and 2010 are as follows:

	2008	2009	2010	2010
	RMB	RMB	RMB	USD
Income (loss) before income taxes and share of results of equity method investees	87,430,181	(2,045,495)	37,251,261	5,624,785
Expected PRC income tax expense (benefits) (note (i))	21,537,496	(1,181,616)	9,312,817	1,406,196
Tax holiday benefits and preferential tax rates (note (ii))	(31,249,966)	(5,603,066)	(9,415,133)	(1,421,646)
Tax effect related to foreign entities not subject to income taxes	570,147	898,695	2,223,777	335,781
Tax rate difference	53,533	(34,185)	339,718	51,297
Non-taxable income	(538,568)	(907,459)	(114,250)	(17,251)
Additional deductible research and development expense	(379,810)	(1,060,680)	(375,812)	(56,746)
Non-deductible expenses	2,256,620	3,116,305	535,507	80,859
(Over) under provision in prior years	493,203	(861,749)	(2,865,082)	(432,615)
Under provision of deferred tax in prior years	842,751	16,284	1,942,138	293,255
Change in valuation allowance	1,383,117	103,757	3,459,341	522,346
Others	(149,561)	263,304	216,202	32,645
Actual income tax expenses (benefits)	(5,181,038)	(5,250,410)	5,259,223	794,121
Representing:
Current tax expenses	398,113	3,225,295	3,316,855	500,832
Deferred tax expenses (benefits)	(5,579,151)	(8,475,705)	1,942,368	293,289
Total income tax expenses (benefits)	(5,181,038)	(5,250,410)	5,259,223	794,121

6	Income taxes - Continued

Notes:
(i)
Yucheng, and its subsidiaries, Port Wing and Ahead Billion are incorporated in the British Virgin Islands and are not subject to taxation under the British Virgin Islands. Yuxinyicheng and its major subsidiaries (together, the “PRC entities”) are incorporated in the PRC and governed by the PRC laws.

The normal statutory rate of the tax rate of PRC Enterprise Income tax (“EIT”) is 25% from 2008. All subsidiaries adopted this tax rate except the following subsidiaries:

EIT rates applicable to the subsidiaries of the Company, except for Fujie and Fuyi, ranged from 0% to 25% for the year ended December 31, 2010 (2009: 0% to 25%; 2008: 0% to 25%). EIT for Fujie and Fuyi are calculated at 2.5% of revenue for the year ended December 31, 2010 (2009: 2.5% of revenue; 2008: 2.5% of revenue) as they were classified small enterprise by the Local Tax Bureau in Shanghai City.

Pursuant to the approval issued by the Beijing Haidian District Local Tax Bureau, e-Channels was qualified as high-tech company, thus its applicable EIT rate was 15% from 2008.

Pursuant to the approval issued by the Local Tax Bureau in Beijing Haidian District, Beijing Software was qualified as high-tech company, thus its applicable EIT rate was 15% from 2008.

Pursuant to the New Tax Law, the applicable EIT rate of Shanghai Sihitech are 18%, 20%, 22%, 24% and 25% in 2008, 2009, 2010, 2011 and 2012 respectively.

Pursuant to the approval issued by the Local Tax Bureau in Pudong District of Shanghai in 2006, Shanghai Software was qualified as a software development company and entitled to a tax holiday from 2006 to 2007,   and an additional 50% tax exemption of the applicable EIT rate. Pursuant to the New Tax Law, its applicable EIT rates are 12.5%, 12.5%, 12.5%, 24% and 25% in 2008, 2009, 2010, 2011 and 2012 respectively.

Pursuant to the approval issued by the Guangzhou Local Tax Bureau, Guangzhou Yuxinyicheng was qualified as a software development company and entitled to a tax holiday from 2009 and 2010 and an additional 50% tax exemption of the applicable EIT rate of 25% to 12.5% from 2011 to 2013.

Pursuant to the approval issued by the Tianjin Tax Bureau, Tianjin Yuxinyicheng was qualified as a software development company and entitled to a tax holiday from 2010 and 2011 and an additional 50% tax exemption of the applicable EIT rate of 25% to 12.5% from 2012 to 2014.

Pursuant to the approval issued by the Local Tax Bureau in Beijing Haidian District in 2007 and 2008, Yuxinyicheng was qualified as a high-tech company and entitled to a tax holiday from 2007 to 2008, and an additional 50% tax exemption to the applicable EIT rate of 15% to 7.5% from 2009 to 2011.

(ii)
Aggregate tax relief was approximately RMB31,249,966, RMB5,603,066 and RMB9,317,718 for the year ended December 31, 2008, 2009 and 2010, respectively. Aggregate basic per share effect of the tax relief amounted to RMB1.78, RMB0.30 and RMB0.50 for the year ended December 31, 2008, 2009 and 2010, respectively.

6	Income taxes - Continued

(ii)	Pre-tax income and income tax expenses are both domestic.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2009 and 2010 are presented below.

	December 31
	2009	2010	2010
	RMB	RMB	USD
Deferred tax assets:
Intangible assets	202,841	247,646	37,394
Future benefit of tax losses	22,030,262	14,088,942	2,127,371
Total deferred tax assets	22,233,103	14,336,588	2,164,765
Less: valuation allowance	(269,895)	(3,729,235)	(563,099)
Net deferred tax assets	21,963,208	10,607,353	1,601,666
Deferred tax liabilities:
Deferred costs on unsigned contracts for tax purposes	(789,768)	-	-
Capitalized internal-use and marketable software	(1,108,921)	(2,071,188)	(312,741)
Additional intangible assets through acquisition	(960,580)	(541,678)	(81,791)
Total deferred tax liabilities	(2,859,269)	(2,612,866)	(394,532)
Net deferred tax assets	19,103,939	7,994,487	1,207,134

Movement of valuation allowance on deferred tax assets:

	2009	2010	2010
	RMB	RMB	USD
Valuation allowance on deferred tax assets at the beginning of the year	1,383,117	269,895	40,753
Decrease resulted from disposal of a subsidiary	(1,216,979)	-	-
Increase in valuation allowance	103,757	3,459,340	522,346
Total	269,895	3,729,235	563,099

6	Income taxes - Continued

(ii)	Continued

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

The net tax loss attributable to those PRC entities can only be carried forward for a maximum period of five years.  The expiration period of unused tax losses is as follows:

	December 31
	2009	2010	2010
	RMB(note)	RMB	USD
Year ending December 31,
2011	-	-	-
2012	-	-	-
2013	25,857,738	23,209,056	3,504,470
2014	36,249,151	33,833,913	5,108,779
2015	-	19,071,647	2,879,739
Tax losses that can be carried forward indefinitely	-	-	-

	62,106,889	76,114,616	11,492,988

Under the New EIT Law and the implementation rules, profits of our PRC subsidiaries earned on or after January 1, 2008 and distributed by our PRC subsidiaries to Yucheng are subject to a withholding tax at a rate of 10%, unless Yucheng will be deemed as a resident enterprise for tax purposes.  Since the Company intends to reinvest the earnings of the PRC subsidiaries in business expansion in mainland China, the PRC subsidiaries do not intend to declare dividends to their immediate non-PRC established holding companies in the foreseeable future. Accordingly, no deferred taxation on undistributed earnings of the PRC subsidiaries has been recognized as of December 31, 2010. The accumulated undistributed earnings of the PRC subsidiaries amounted to approximately RMB183.1 million equivalent to USD26.8million and RMB245.6 million equivalent to USD37.1million as of December 31, 2009 and 2010, respectively.

Due to the disposition of business of POS, the expiration period of unused tax losses in 2009 was changed accordingly.

7	Properties and equipment, net

	December 31
	2009	2010	2010
	RMB	RMB	USD

Properties	10,769,736	10,769,736	1,626,184
Office equipment and furniture	29,901,879	29,437,660	4,444,964
Machinery	43,877,283	-	-
Motor vehicles	4,289,692	4,289,692	647,726
Leasehold improvements	9,032,114	7,900,152	1,192,890
	97,870,704	52,397,240	7,911,764
Accumulated depreciation	(33,723,621)	(21,988,168)	(3,320,121)
Properties and equipment, net	64,147,083	30,409,072	4,591,643
Depreciation expense on properties and equipment were RMB12,016,483, RMB16,607,137 and RMB17,227,855, which includes amortization of properties and equipment acquired under capital lease obligations of RMB2,458,969, RMB2,867,754 and RMB2,282,497 for 2008, 2009, and 2010 respectively. Gross assets remaining under capital leases were RMB8,623,510 and RMB8,623,510 at December 31, 2009 and 2010. Accumulated depreciation associated with capital leases were RMB6,026,478 and RMB8,308,975 at December 31, 2009 and 2010.

8	Intangible assets, net

			Capitalized	Capitalized	Customer
	Purchased		marketable	internal-use	relation-	Other
	software		software	software	ships	technology	Total
Balance as at January 1, 2009	RMB	3,914,785	5,874,842	-	4,602,676	21,635,679	36,027,982

Additions		2,390,307	6,333,129	1,990,662	-	-	10,714,098
Amortization		(1,269,894)	(2,898,002)	(70,951)	(3,620,476)	(8,634,348)	(16,493,671)

Balance as at December 31, 2009	RMB	5,035,198	9,309,969	1,919,711	982,200	13,001,331	30,248,409

Additions		70,655	6,216,447	1,542,401	-	-	7,829,503
Elimination from disposal of subsidiary		-	-	-	-	(3,249,986)	(3,249,986)
Amortization		(1,422,834)	(3,682,233)	(576,710)	(392,880)	(3,845,012)	(9,919,669)
Balance as at December 31, 2010	RMB	3,683,019	11,844,183	2,885,402	589,320	5,906,333	24,908,257
	USD	556,120	1,788,422	435,684	88,985	891,832	3,761,043

8	Intangible assets, net - Continued

Amortization expense was RMB15,990,445, RMB16,493,671 and RMB9,919,669 for the years ended December 31, 2008, 2009 and 2010 respectively. Estimated annual amortization expense for each of the next five years is as follows:

Year ending
December 31	RMB

2011	11,628,607
2012	8,563,788
2013	4,388,964
2014	286,709
2015	40,189
24,908,257

9	Goodwill

	December 31
	2009 RMB	2010 RMB	2010 USD

Balance as at January 1	187,815,784	189,009,599	28,539,659
Additional considerations (Note)	1,193,815	-	-
Balance as at December 31	189,009,599	189,009,599	28,539,659

No impairment has been included in the above balances.

Based on the actual earnings of Fujie and Fuyi, an additional consideration of RMB1,193,815 was recognized in 2009.

10	Short-term borrowings

	December 31
	2009	2010	2010
	RMB	RMB	USD

Short-term borrowings from bank	80,000,000	81,000,000	12,230,661

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

The short-term borrowing of RMB81,000,000  as of December 31, 2010 represented the sum of three borrowings, comprising:

(i)	the borrowing of RMB40,000,000 effective from March 29, 2010 to March 28, 2011 with an annual interest rate of 5.912%; and
(ii)	the borrowing of RMB20,000,000 effective from June 3, 2010 to June 2, 2011 with an annual interest rate of 5. 935%; and
(iii)	the borrowing of RMB20,000,000 effective from September 15, 2010 to July 14, 2011 with an annual interest rate of 5.615%; and
(iv)	the borrowing of RMB1,000,000 effective from June 24, 2010 to June 23, 2011 with an annual interest rate of 5.945%.

The preceding two borrowings were guaranteed by Beijing Sihitech and Mr. Weidong Hong without bearing guarantee fee.
The third borrowing was guaranteed by Mr. Weidong Hong without bearing guarantee fee.
The last borrowing was guaranteed by Yuxinyicheng without bearing guarantee fee.

11	Capital leases

Certain of office equipment have been acquired under capital leases. Obligations under capital were as follows:

	December 31
	2009 RMB	2010 RMB	2010 USD
Net minimum lease payments due:
Within one year	2,373,829	320,751	48,432
Later than one year	320,751	-	-
Total net minimum lease payments	2,694,580	320,751	48,432

Less: Amount representing interest	(97,548)	(6,216)	(939)

Present value of net minimum lease payments	2,597,032	314,535	47,493
Less: current portion	(2,282,497)	(314,535)	(47,493)

Obligations under capital leases – non-current	314,535	-	-

12	Other current liabilities

	December 31
	2009	2010	2010
	RMB	RMB	USD

Advances from customers	14,413,697	14,737,775	2,225,342
Taxes payable, excluding income tax	14,406,450	16,550,802	2,499,102
Accrued expenses	2,171,390	2,380,004	359,371
Others	21,818,657	11,051,530	1,668,735
Total	52,810,194	44,720,111	6,752,550

13	Non-controlling interests

	December 31
	2009	2010	2010
	RMB	RMB	USD

Balance as of January 1	12,023,643	7,869, 561	1,188,271
Share of loss for the year	(3,715,244)	(2,735,255)	(413,012)
Decrease on additional investment in non-controlling interest of a subsidiary	(438,838)	-	-
Balance as of December 31	7,869,561	5,134,306	775,259

Non-controlling interests as of December 31, 2009 and 2010 represented the non-controlling shareholder’s equity interest in Sunrisk.

14	Reserves

During the three years ended December 31, 2010, the Company has followed the PRC Company Law to make appropriation of its profit to the statutory surplus reserve.

Statutory surplus reserve

In accordance with PRC Company Law, the Company is required to appropriate at least 10% of the profit arrived at for each year to the statutory surplus reserve. Appropriation to the statutory surplus reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year.

The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory surplus reserve. Appropriation to the statutory surplus reserve must be made before distribution of dividends to owners. The appropriation is required until the statutory surplus reserve reaches 50% of the registered capital. This statutory surplus reserve is not distributable in the form of cash dividends but only on liquidation. It can be used to make good of previous losses, if any, and may be utilized for business expansion or converted into capital by increasing registered capital to existing equity owners in proportion to their equity holding, provided that remaining reserve balance after such conversion is not less than 25% of the registered capital.  As of December 31, 2009 and 2010, the accumulated balance of our statutory surplus reserve amounted to RMB43.1million and 50.4 million, respectively.

In accordance with the PRC laws and regulations, our PRC subsidiary is restricted in its ability to transfer a portion of its net assets to the Company in the form of dividends, which approximated to RMB735.9 million and RMB735.1 million representing the total amount of paid in capital and accumulated balance of statutory reserve of our PRC subsidiaries attributable to the Company as of December 31, 2009 and 2010, respectively.

15	Accumulated other comprehensive loss

As of December 31, 2009 and 2010, the only component of accumulated other comprehensive loss was translation reserve.

16	Revenues

	2008	2009	2010	2010
Revenues	RMB	RMB	RMB	USD

Software & Solutions
Channel Solutions	99,207,955	133,683,101	123,966,653	18,718,443
Management Solutions	96,092,473	72,395,869	81,812,009	12,353,271
Business Solutions	74,059,990	80,813,286	134,516,509	20,311,431
Platform	339,773,531	12,575,504	8,460,490	1,277,499
Maintenance Services	61,251,269	62,251,487	63,576,554	9,599,794
Total revenues	670,385,218	361,719,247	412,332,215	62,260,438
Business taxes	(8,188,384)	(7,249,519)	(8,688,023)	(1,311,855)
Net revenues	662,196,834	354,469,728	403,644,192	60,948,583

17	Other income (expenses)

	2008	2009	2010	2010
	RMB	RMB	RMB	USD
Gain on disposal of affiliates	856,700	6,291,960	-	-
Fair value adjustment on real estates that was received as a compensation for notes receivable	-	2,236,740	-	-
Donation to relief for Wenchuan earthquake	(1,000,000)	-	-	-
N Negative goodwill written off	833,799	-	-	-
Other	(180,229)	(115,560)	(95,519)	(14,423)
Total	510,270	8,413,140	(95,519)	(14,423)

18	General and administrative expenses

General and administrative expenses are shown net of the following credits:

	2008	2009	2010	2010
	RMB	RMB	RMB	USD
Value-added tax refund for software products sold	4,317,995	3,920,346	123,750	18,686
Technology subsidy	1,313,732	395,000	-	-
Business tax and surcharges refund	-	59,555	1,258,067	189,963
Finance subsidy	-	-	4,008,500	606,613
Other	530,777	30,427	17,326	1,270
Total	6,162,504	4,405,328	5,407,643	816,532

Some of the subsidiaries of the Company were granted subsidies by the local government to encourage development of high-tech enterprises. There were no unfulfilled performance obligations related with such subsidies.

19	Earnings per share

The following table sets forth the computation of basic and diluted net earnings per share for the years indicated:

	2008	2009	2010	2010
	RMB	RMB	RMB	USD
Net income (numerator) - basic and diluted
Income from continuing operations	91,438,774	2,616,036	34,170,628	5,159,622
Net income (loss)	80,995,184	(4,199,598)	1,964,724	296,665
Shares (denominator):

Weighted average ordinary shares outstanding used in computing basic net earnings per share	17,566,898	18,541,289	18,560,014	18,560,014
Incremental weighted average
common shares from assumed exercise of unit purchase options (“UPOs”) (note 21)	172,122	42,937	-	-
contingent considerations in relation to Share Exchange transaction (note 1)	952,832	-	-	-
restricted shares granted (note 24)	-	-	389,345	389,345

19	Earnings per share - Continued

Weighted average common share outstanding used in computing diluted net earnings per share for continuing operations	18,691,852	18,584,226	18,949,359	18,949,359

for whole operations	18,691,852	18,584,226	18,949,359	18,949,359

Earnings per share from continuing operations
-basic	5.21	0.14	1.84	0.28
-diluted	4.89	0.14	1.80	0.27
Loss per share from discontinued operation
- basic	(0.59)	(0.37)	(1.74)	(0.26)
-diluted	(0.59)	(0.37)	(1.74)	(0.26)

Earnings (loss) per share
- basic	4.61	(0.23)	0.11	0.02
-diluted	4.33	(0.23)	0.10	0.02

As disclosed in note 1, the Share Exchange Transactions during 2006 provides for potential purchase price reduction by return and cancellation of an aggregate of 773,045 common shares of Yucheng, the return and cancellation of which is contingent upon failure of the attainment of certain amounts of earnings. As of December 31, 2010, no adjustment was made to the number of shares, to which Sihitech BVI Shareholders and their designee are entitled. The date of the Share Exchange Transaction is made in calculating the earnings per share for each of the three years ended December 31, 2010.

No diluted loss per share for the year December 31, 2010 has been presented as the UPOs have expired.

20	Commitments and contingencies

Other than the capital leases disclosed in note 11, the Company also leases office space under operating leases. The leases typically run for one to three years with an option to renew the lease annually thereafter. Lease payments are revised annually to reflect market rentals. None of these leases includes contingent rentals.

Non-cancellable operating lease rentals at the end of each year are payable as follows:

	2009	2010	2010
	RMB	RMB	USD
Payable:
Within 1 year	8,204,305	4,944,672	746,625
Within 1-2 years	3,276,727	919,752	138,879
Within 2-3 years	152,408	120,154	18,143
	11,633,440	5,984,578	903,647

The Company recognized RMB7,041,392, RMB9,482,032 and RMB9,426,142, of rental expense for the three years ended December 31, 2010, respectively.

In 2007, the Company acquired 5 entities. As of December 31, 2010, the maximum contractual obligation for the consideration in relations to the acquisitions is RMB 120,367.

Yucheng has assessed the contingent tax liabilities that may arise from the Share Exchange Transactions and consider such contingent tax liabilities to be remote. As of December 31, 2010, such contingent tax liabilities are reasonably possible to be approximately USD175,000 based on the information currently available. If these contingent tax liabilities are undertaken, an amount of USD175,000 will be recorded as income tax payable and be charged to equity because the assumption of such liabilities by Yucheng is part of the recapitalisation in connection with the Stock Exchange Transactions. However, Yucheng does not expect to incur any tax liabilities in connection to our Share Exchange Transactions.

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

The product warranty accrual reflects management’s best estimate of probable liability under its product warranties. Management determines the warranty accrual based on known product failures (if any), historical experience, and other currently available evidence. As at December 31, 2009 and 2010, the warranty accrual was nil. There has been no significant activity impacting the results of operations for any period presented.

21	Warrants and unit purchase options

As part of the Share Exchange Transaction, Yucheng assumed 4,200,000 shares of common stock, 6,900,000 redeemable common stock purchase warrants (“Warrants”) and 300,000 UPOs issued by CUAC. There was no remeasurement required for these assumed Warrants and UPOs because such assumption is part of the recapitalisation in connection with the Stock Exchange Transactions set forth in note 1.

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

22	Disposal of subsidiaries

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

On December 31, 2010, Yuxinyicheng disposed of its entire interest in Yuxinyicheng Information at a consideration of RMB21,500,000. The entire assets and liabilities and results of Yuxinyicheng Information had been excluded from the consolidated financial statements since the effective date of the disposal.

23	Significant related party transactions

(a)	Identity of related parties

Related parties identified for the years ended December 31, 2008, 2009, and 2010 are summarized as follows:

	Relationship with the Company	Shareholding in Yucheng or shareholding being held by the Company
		for 2008	for 2009	for 2010

Mr. Weidong Hong	Shareholder and CEO	15.10%	16.47%	16.47%

Mr. Shuo Zeng	Shareholder and COO	4.65%	5.19%	5.19%

Chengdu Elegon Infotech Limited (“Elegon”)	Investment under equity method	49%	0%	0%

Sihitech (HK) Co., Ltd.	Controlled by Mr. Weidong Hong	N/A	N/A	N/A

Hainan Baodaotong Technologies Limited (“Baodaotong”)	Investment under cost method	0%	15%	0%

Yucheng Sinowise Consultancy Services Limited (“Sinowise”)	Investment under equity method	0%	40%	40%

Yuxin Data Technologies Co., Limited (“Yuxin Data”)	Investment under equity method	0%	0%	49%

Note 1:	Before the Share Exchange Transaction was completed on November 24, 2006, Mr. Weidong Hong held 42% of Sihitech.
Note 2:	Before the Share Exchange Transaction was completed on November 24, 2006, Mr. Shuo Zeng held 43% of e-Channels.

23	Significant related party transactions - Continued

(b)	Related party transactions

The significant related party transactions of the Company are summarised as follows:

	2008	2009	2010	2010
	RMB	RMB	RMB	USD

Advances to investments under equity method
-Elegon	1,828,333	-	-	-
-Sinowise	-	1,915,718	4,635,707	699,972
-Baodaotong	-	20,914,872	-	-
-Yuxin Data	-	-	853,428	128,864

Collection of advances to investments under equity method
-Hengli	(728,942)	-	-	-
-Sanjian	(937,457)	-	-	-
-Elegon	(1,828,190)	-	-	-
-Sinowise	-	(625,391)	-	-
-Baodaotong	-	(20,597,593)	-	-
-Yuxin Data	-	-	670,844	101,295

Advances to shareholders	173,022	116,160	138,500	20,913

Collection of advances to shareholders	(173,022)	(116,160)	(138,500)	(20,913)

Sales to Sihitech (HK) Co., Ltd.	57,296,777	-	-	-

Collection from Sihitech (HK) Co., Ltd	(55,728,672)	(1,568,105)	-	-

Sales to Baodaotong	-	6,770,864	-	-

Collection from Baodaotong	-	6,680,579	-	-

Purchase from Yuxin Data	-	-	(4,116,524)	(621,578)

The transactions do not have fixed terms payments.  Balances relating to the above transactions are non-interest bearing and payable on demand. Other than this matter, the Board of Directors of the Company is of the opinion that the above transactions were in the normal course of business and on normal commercial terms.

23	Significant related party transactions - Continued

(c)	Related party balances

The balances of related party receivables and payables at the year-end are summarized as follows:

	December 31
	2009	2010	2010
	RMB	RMB	USD

Due from investments under equity method	1,697,890	5,926,033	894,806
Due to investment under equity method	-	(3,933,940)	(594,008)
	1,697,890	1,992,093	300,798

24	Stock based compensation plan

On November 24, 2006, Yucheng adopted the 2006 performance equity plan (the “Plan”) which allows Yucheng to offer a variety of incentive awards to employees. Under the Plan, the Company may grant either options to purchase 1,500,000 share of common stock of Yucheng or restricted shares.

On August 3, 2010, the Company has granted 941,132 restricted shares to certain employees for the services provided by them. The share grant will be fully vested on December 31, 2012. 40% of the total share grant will be vested on January 1, 2011, and 7.5% of the total share grant on the last day of every quarter following December 31, 2010. If the holder ceases to be an employee of the Company, any unvested portion of the share grant shall revert to the Plan. Compensation expense is charged to General and Administrative expenses.

A summary of the movements of the restricted shares as during the year are presented below:

	Number of restricted shares	Weighted-Average Grant Date Fair Value

Unvested at January 1, 2010	-	-
Granted	941,132	3.23
Unvested at December 31, 2010	941,132	3.23

The total fair values at date of grant of the restricted shares was RMB20,132,057 equivalent to USD3,039,856. There was RMB8,052,823 equivalent to USD1,215,943 of recognized compensation costs related to restricted shares in the year ended December 31, 2010 and the rest of unrecognized compensation costs are expected to be recognized over a weighted-average period of 2 years.

25	Discontinued operations

As discussed in Note 1, the Company sold the business of POS (Yuxinyicheng Information) in 2010. Total revenue of POS, reported in discontinued operations, for the years ended December 31, 2008, 2009 and 2010 was RMB14,622,170, RMB25,894,740 and RMB30,876,334, respectively. Pretax loss of the discontinued operations for the years ended December 31, 2008, 2009 and 2010 was RMB17,404,084, RMB9,769,322 and RMB6,379,365, respectively.

The following table illustrates the reporting of the discontinued operations on the face of the Statements of Operations for the years ended December 31, 2008, 2009 and 2010.

	2008	2009	2010	2010
	RMB	RMB	RMB	USD
Discontinued operations
Results from discontinued operations	(14,800,873)	(9,295,160)	(6,379,364)	(963,258)
Loss on disposal of a subsidiary, net	-	-	(25,419,348)	(3,838,215)
Income tax loss (benefits)	4,357,283	2,479,526	(407,192)	(61,484)
Loss from operations of discontinued subsidiaries, net of tax	(10,443,590)	(6,815,634)	(32,205,904)	(4,862,957)

26	Subsequent events

On February 17, 2011, Yuxinyicheng established a joint-venture with other investors, Yucheng Internet Technologies Limited (“Yucheng Internet”) in Beijing. The registered capital of Internet is RMB 17.5 million. Yuxinyicheng and other investors hold 30% and 70% of equity interests, respectively.

27	Parent only financial statements

As of December 31, 2010, the total restricted net assets amounted to RMB1,043.1 million, which exceeded 25% percentage of our consolidated net assets (RMB607.9 million). As a result, parent only financial statements are prepared as follows:

Yucheng Technologies Limited
Parent Only Balance Sheets
As of December 31, 2009 and 2010
(Expressed in Chinese Renminbi)

	2009	2010
	RMB	RMB
Assets

Current assets:
Cash and cash equivalents	14,683,916	1,975,787
Trade accounts receivable, net	2,119,019	2,055,245
Other current assets	280,509,280	287,025,875
Total current assets	297,312,215	291,056,907

Investments in subsidiaries	328,167,896	346,260,409
Total assets	625,480,111	637,317,316

Liabilities and stockholders’ equity

Current liabilities
Trade accounts payable	4,203,358	2,442,818
Other current liabilities	27,958,950	32,131,632
Total current liabilities	32,162,308	34,574,450

Equity
Preferred stock, $0.0001 par value, authorised 2,000,000 shares and none issued;	20,007,998	20,007,998
Common stock, $0.0001 par value, authorised 60,000,000 shares; 18,560,014 shares and 18,560,014 shares issued and outstanding as of December 31, 2009 and 2010
Additional paid-in capital	385,713,676	385,883,587
Stock based compensation	-	8,052,823
Reserves	43,135,361	50,428,005
Retained earnings	146,691,122	141,363,202
Accumulated other comprehensive loss	(2,230,354)	(2,992,749)
Total Stockholders’ equity	593,317,803	602,742,866

Total liabilities and Stockholders’ equity	625,480,111	637,317,316

Yucheng Technologies Limited
Parent Only Statements of Operations
For the year ended December 31, 2008, 2009 and 2010
(Expressed in Chinese Renminbi)

	2008	2009	2010
Revenues	RMB	RMB	RMB
Platform Services	42,556,878	-	-

Total revenues	42,556,878	-	-

Cost of revenues:
Platform Services	(39,714,724)	(215,733)	-
Maintenance Services	(74,300)	(1,919,157)	-
Total cost of revenues	(39,789,024)	(2,134,890)	-

Gross profit	2,767,854	(2,134,890)	-

Operating expenses:
General and administrative expenses	(5,145,080)	(1,458,349)	(8,912,151)

Total operating expenses	(5,145,080)	(1,458,349)	(8,912,151)

Other income (expense)	230,307	-	1,899
Share of results of subsidiaries	83,142,103	(606,359)	10,874,976

Income (loss) before income taxes	80,995,184	(4,199,598)	1,964,724
Income tax expenses	-	-	-

Net income (loss)	80,995,184	(4,199,598)	1,964,724

Yucheng Technologies Limited
Partent only Statements of Stockholders’ Equity
(Expressed in Chinese Renminbi)

						Accumulated
			Additional			other	Total
	Common	shares	paid-in		Retained	comprehensive	stockholders’
	Shares	Amount	capital	Reserves	earnings	loss	equity
		RMB	RMB	RMB	RMB	RMB	RMB

Balance as at January 1, 2008	16,610,853	20,006,616	361,624,414	24,868,832	88,162,065	(1,563,850)	493,098,077

Bonus shares	952,832	696	43,290,856	-	-	-	43,291,552
Shares issued to independent directors	12,000	8	973,078	-	-	-	973,086
Deemed distribution	-	-	(41,540,598)	-	-	-	(41,540,598)
Decrease of interests in Sunrisk	-	-	(18,820,019)	-	-	-	(18,820,019)
Net income	-	-	-	-	80,995,184	-	80,995,184
Transfer to reserves	-	-	-	13,140,014	(13,140,014)	-	-
Foreign currency translation adjustment	-	-	-	-	-	(1,188,399)	(1,188,399)
Reversal of stock issuance cost	-	-	1,726,728	-	-	-	1,726,728

Balance as at December 31, 2008	17,575,685	20,007,320	347,254,459	38,008,846	156,017,235	(2,752,249)	558,535,611

Bonus shares	952,832	656	37,887,742	-	-	-	37,888,398
Shares issued to independent directors	5,250	4	221,452	-	-	-	221,456
Issuance on acquisition of a Subsidiary	26,247	18	1,411,185	-	-	-	1,411,203
							-
Increase of interests in Yuxinyicheng Information	-	-	(1,061,162)	-	-	-	(1,061,162)
Net loss	-	-	-	-	(4,199,598)	-	(4,199,598)
Transfer to reserves	-	-	-	5,126,515	(5,126,515)	-	-
Foreign currency translation adjustment	-	-	-	-	-	521,895	521,895

Balance as at December 31, 2009	18,560,014	20,007,998	385,713,676	43,135,361	146,691,122	(2,230,354)	593,317,803

Stock compensation expenses	-	-	8,052,823	-	-	-	8,052,823
Shares issued to independent directors			169,911				169,911
Net income	-	-	-	-	1,964,724	-	1,964,724
Transfer to reserves	-	-	-	7,292,644	(7,292,644)	-	-
Foreign currency translation adjustment	-	-	-	-	-	(762,395)	(762, 395)

Balance as at December 31, 2010	18,560,014	20,007,998	393,936,410	50,428,005	141,363,202	(2,992,749)	602,742,866

Yucheng Technologies Limited
Parent Only Statements of Cash Flows
(Expressed in Chinese Renminbi)

	2008	2009	2010
	RMB	RMB	RMB

Cash flows from operating activities:

Net income (loss)	80,995,184	(4,199,598)	1,964,724
(Loss) gain from equity method investees	(83,142,103)	606,359	(10,874,976)
Shares issued to independent directors	973,086	221,456	169,911
Stock based compensation to staffs	-	-	8,052,823
Decrease (increase) in trade accounts receivable	-	(2,119,019)	63,769
Decrease (increase) in due from related parties	(1,568,105)	1,568,105	-
(Increase) decrease in other current assets	29,914,155	5,774,355	(14,496,522)
(Decrease) increase in trade accounts payable	1,031,589	3,171,769	(1,760,540)
(Decrease) increase in employee and payroll accruals	341,730	(341,730)	-
Increase (decrease) in other current liabilities	(13,751,789)	19,456,971	4,172,682
Net cash (used in) provided by operating activities	14,793,747	24,138,668	(12,708,129)

Cash flows used in investing activities:

Payment of purchase of subsidiaries, net of cash acquired	-	(8,117,439)	-

Cash flows used in financing activities:

Deemed distribution	-	(18,281,588)	-

Net (decrease) increase in cash and cash equivalents	14,793,747	(2,260,359)	(12,708,129)

Cash and cash equivalents at beginning of year	2,150,528	16,944,275	14,683,916

Cash and cash equivalents at the end of year	16,944,275	14,683,916	1,975,787