Form 20-F
period 2011-12-31
Yucheng Technologies LTD
filed 2012-04-27
CIK 1356462

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the

transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________

Commission file number:001-33134

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

18,941,417ordinary shares

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

☐  Yes      ☐  No

YUCHENG TECHNOLOGIES LIMITED

Introduction

 Unless otherwise indicated, references in this annual report to:

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong SAR, Macau SAR and Taiwan.

•	“NASDAQ” refers to the NASDAQ Global Market.

•	“Renminbi” or “RMB” refers to the legal currency of China.

•	“SEC” refers to the United States Securities and Exchange Commission.

•	“Securities Act” refers to the Securities Act of 1933, as amended.

•	“Shares” or “ordinary shares” refers to our ordinary shares, of no par value. “USD”, “U.S. dollars”, “dollar” and “US$” refer to the legal currency of the United States.

In addition, unless otherwise indicated, references in this annual report to:

•	“Yucheng” or “Yuxinyicheng” refers to the Yucheng Technologies Limited, as a whole or any portion thereof, unless expressly stated otherwise.

•	“Beijing Sihitech” refers to Beijing Sihitech Technology Co., Ltd. and, unless the context otherwise requires, its subsidiaries.

•	“China Unistone” refers to China Unistone Acquisition Corporation.

•	“Easycon” refers to Beijing Easycon Electronics Limited.

•	“e-Channels” refers to Beijing e-Channels Century Technology Co., Ltd.

•	“e-Channels BVI” refers to Port Wing Development Co., Ltd.

•	“Fujie” refers to Shanghai Fujie Business Consulting Limited.

•	“Fuyi” refers to Shanghai Fuyi Business Consulting Limited.

•	“Recency” refers to Chengdu Recency Technologies Limited.

•	“Sihitech BVI” refers to Ahead Billion Venture Ltd.

•	“Sunrisk”,“Yuxinhengsheng”or “Yuxinhengsheng Information refers to Beijing Yuxinhengsheng Information Technology Limited.

•	“YuxinData” refers to Yuxin Data Technologies Co., Limited. (Tianjin)

•	“Elegon” refers to Chengdu ElegonInfotech Ltd.

•	“Beijing Huazhi” refers to Beijing SihitechHuazhi Consulting Service Co.,Ltd.

•	“Hainan Baodaotong” refers to Hainan Baodaotong Technology Limited.

•	“Tianjin Yuxinyicheng” refers to Tianjin YuxinyichengTechnologyLimited.

•	“Chengdu Yuxinyicheng” refers to Chengdu YuxinyichengTechnologyLimited.

•	“Xiamen Yucheng” refers to Xiamen YuchengTechnologyLimited.

•	“Yuxinyicheng Software” refers to Beijing Yuxinyicheng Software Co., Ltd.

•	“Guangzhou Yuxinyicheng” refers to Guangzhou Yuxinyicheng Information TechnologyLimited.

•	“Shanghai Sihitech” refers to Shanghai Sihitech Technology Co., Ltd.

•	“Shanghai Software” refers toShanghai Yuxinyicheng Software Co., Ltd.

•	“Yuxinyicheng Internet” refers to BeijingYuxinyicheng Internet Technologies Co., Ltd.

•	“Yuchengxin”refers to Tianjin Yuchengxin Information Security Technologies Limited.

•	“Yuxinbanke” refers to Zhejiang Yuxinbanke Information Technologies Limited.

•	“Beijing Software” refers to Beijing Sihitech Software Co., Ltd.

•	“we,” “us,” “our company,” “our,” “the Company” and “Yucheng” refer to Yucheng Technologies Limited and, unless the context otherwise requires, its subsidiaries and predecessors.

•	“Tier I banks” or “Top Four banks” refers to the four largest state-controlled banks in China, namely the Industrial and Commercial Bank of China, the Bank of China, China Construction Bank and the Agricultural Bank of China; “Tier II banks” or “Joint-Stock banks” refers to the other 13 national commercial banks and policy banks in China; and “Tier III banks” or “SMBs” refers to small and mid-sized banks in China.

This annual report contains statistical data relating to the banking industry in China that we obtained from various publications.  These publications generally indicate that they have obtained their informationfrom sources believed to be reliable, but we do not guarantee the accuracy and completeness of their information.  Although we believe that these publications are reliable, we have not independently verified their statistical data.  The statistical data may not be comparable to similar statistics collected for the industry in the United States or other countries.

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

These forward-looking statements involve various risks, assumptions and uncertainties.  Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot giveassurance that our expectations will turn out to be correct.  Our actual results could be materially different from and worse than our expectations.  Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information — D. Risk factors” and elsewhere in this annual report.

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

A.    Selected financial data.

SELECTED CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data for the three years ended December 31, 2011are derived from our audited consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and have been audited by BDO China Shu Lun Pan Certified Public Accountants LLP and BDO Limited, independent registered public accounting firms.  The reports of BDO China Shu Lun Pan Certified Public Accountants LLP and BDO Limited on those consolidated financial statements areincluded elsewhere in this annual report.  This information is only a summary and should be read together with the consolidated financial statements, the related notes and other financial information included in this annual report.  Our selected consolidated statement of operations data for the two years ended December 31, 2007 and 2008 and our selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements, which are not included in this annual report, and have been retrospectively adjusted for the adoption of the new accounting standards related to the presentation and disclosure requirements for non-controlling interests and for the discontinued operations.

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

 In 2010, Yucheng sold100% of the shares in its POS company to an unrelated party and the management team of the POS business to permit Yucheng to focus on our core business of IT solutions for banks in China.

The POS business was reclassified to discontinued operations for the year ended December 31, 2010, and the comparative figures for the years ended December 31, 2008 and 2009 were retrospectively reclassified to discontinued operations according to U.S. GAAP accounting requirements.Yucheng's income statements data do not include the results of POS business, which has been reclassified to discontinued operations.

Revenues represented in this section are net of business tax.

The following table sets forth our selected consolidated statement of operationsdata.

	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	USD
						(unaudited)
	(in thousands, except percentages)

Revenues	431,875	662,197	354,470	403,644	489,110	77,625
Income(Loss) from operations	79,541	89,988	(9,205)	37,239	52,474	8,328
Income(Loss) from continuing operations	75,946	91,331	(625)	31,436	36,940	5,863
Earnings per share(basic) from continuing operations	5.64	5.21	0.14	1.84	2.17	0.34
Earnings per share(fully diluted) from continuing operations	4.82	4.89	0.14	1.80	2.16	0.34

The following table sets forth our selected consolidated balance sheet data.

	As of December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	USD
						(unaudited)
	(in thousands)
Cash	222,494	239,751	246,577	162,536	204,801	32,503
Trade accounts receivable	203,451	280,654	147,979	196,243	244,550	38,812

Total current assets	572,304	647,311	561,216	590,184	715,121	113,496

Goodwill	169,362	187,816	189,010	189,010	189,010	29,997

Total assets	821,747	943,887	868,118	869,964	1,008,458	160,050

Total current liabilities	315,727	367,352	265,699	260,304	345,649	54,857

Total liabilities	323,450	373,328	266,931	262,087	347,070	55,083

Stockholders' equity	493,098	558,536	593,318	602,743	661,389	104,967
Total liabilities and stockholders' equity	821,747	943,887	868,118	869,964	1,008,458	160,050

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

	Period End	Average(1)	High	Low
	(Renminbi per USD1.00)

2004 full year	8.2765	8.2768	8.2774	8.2764

2005 full year	8.0702	8.1936	8.2765	8.0702

2006 full year	7.8041	7.9723	8.0702	7.8041

2007 full year	7.2949	7.6058	7.8127	7.2946

2008 full year	6.8225	6.9477	7.2946	6.7800

2009 full year	6.8282	6.8314	6.8380	6.8250

2010 full year	6.6227	6.7668	6.8284	6.6227

2011 full year	6.3009	6.4445	6.6349	6.3009

July	6.4442	6.4614	6.4748	6.4426

August	6.3867	6.4090	6.4451	6.3849

September	6.3549	6.3837	6.3982	6.3549

October	6.3233	6.3562	6.3762	6.3233

November	6.3482	6.3408	6.3587	6.3165

December	6.3009	6.3281	6.3421	6.3009

2012

January	6.3115	6.3147	6.3306	6.3001

February	6.2919	6.3000	6.3116	6.2919

March	6.2943	6.3081	6.3359	6.2840

(1)	Averages for a period are calculated by using the average of the exchange rates on the end of each month during the period. Monthly averages are calculated by using the average of the daily rates during the relevant period.

Source: Federal Reserve Bank of New York and the Bank of China

This annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates.  Translations from Renminbi to U.S. dollars at certain specified date refers to the noon buying rate on that particular date in The City of New York for cable transfers of Renminbi as certified for customs purpose by the Federal Reserve Bank of New York.  Unless otherwise stated, the translations of Renminbi into U.S. dollars have been made based on the noon buying rate on December 31, 2011, which was RMB6.3009 to USD1.00.  We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.  See “Item 3. Key Information — Risk factors — Risks related to doing business in China — Any fluctuations in exchange rates could result in foreign currency exchange losses” and “— Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively” for discussions on the effects of fluctuating exchange rates and currency control on the value of our ordinary shares.  On March 31, 2012, the noon buying rate was RMB6.2943 to USD1.00.

The People’s Bank of China, or the PBOC, issued a public notice on July 21, 2005 increasing the exchange rate of the Renminbi against the U.S. dollar by approximately 2.0% to RMB8.11 per USD1.00.  Further to this notice, the PRC government has reformed its exchange rate regime by adopting a managed floating exchange rate regime based on market supply and demand with reference to a portfolio of currencies.  Under this new regime, the Renminbi is no longer pegged to the U.S. dollar.  This change in policy has resulted in an approximate 22.4% appreciation of the Renminbi against the U.S. dollar between July 21, 2005 and March 31, 2012.  The PRC government may decide to adopt an even more flexible currency policy in the future, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar,or adopt a more conservative currency policy which could effectively peg the RMB to the U.S. dollar.

B.    Capitalization and indebtedness.

Not applicable.

C.    Reasons for the offer and use of proceeds.

Not applicable.

D.    Risk factors.

RISKS RELATING TO OUR BUSINESS

We have a limited operating history as a combined company, which makes evaluating our business and prospects difficult.

Our current business was formed upon the consummation of a three-party acquisition on November 24, 2006 among Yucheng, Sihitech BVI, parent of Beijing Sihitech, a company established in June 1999 that focused on providing system integration and other IT solutions and services, and e-Channels BVI, parent of e-Channels, a company established in February 2001 that focused on providing multi-channel software solutions and IT consulting services.  In addition, we have followed a business strategy of acquisitions and dispositions during the years since we went public under which we acquired five companies in 2007 and have set up joint ventures and founded other subsidiaries and acquired other companies since then.  See “Item 4. Information on the Company - A. History and development of the Company.”  Our combined company has a limited operating history, which makes it difficult to evaluate our historical financial results and business prospects.  Our future success depends on a successful integration of all these companies and the capturing of opportunities presented by these acquisitions.  If we experience difficulties in the integration process or are not able to take advantage of the perceived synergies between us and these companies, we may not be able to expand our operations and revenues as expected.

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

Our revenue increased13.9% from RMB354.5 million in 2009 revenue to RMB403.6 million(USD60.9million) in 2010, and increased by 21.2% from the 2010 revenue to RMB489.1 million (USD77.6million) in 2011.  Our revenue growth and in particular the growth from 2006 to 2007 was primarily enhanced by our merger with e-Channels BVI on November 24, 2006 and our acquisitions of five companies in 2007.   Without the impact of these acquisitions, our growth rate during this period would have been much lower.  In 2009 and 2010, we did not make any acquisitions, we may not be able to make acquisitions with a similar scale, or at all, in future periods, or give assurance that our future acquisitions, if any, will be able to provide the same level of synergy as our past acquisitions. In addition, our past growth reflected our success in achieving market acceptance of our IT solutions and software and establishing market leadership in certain segments of China’s financial IT services industry.  As we become a larger and more mature company, we may not be able to sustain our recent rate of revenue growth in future periods. Additionally, the changing economic environment as a result of the recent world recession and PRC government economic policy decisions may have an effect on our overall growth.

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

China Construction Bank is one of the largest banks in China and our largest user of our services, accounting in the aggregate for 34.0%,22.7% and 17.1% of our revenues in 2009, 2010 and 2011, respectively. We provide solutions and services to different provincial branch offices of China Construction Bank and to its head office.  Although the engagements with the branches and the head office are under separate and independent contracts, certain individual accounts still historically account for a significant amount of revenue.  For example, our largest account within China Construction Bank was with its head office, which accounted for 21.5%,14.3% and9.1% of our revenues in 2009, 2010 and 2011, respectively.  Notwithstanding the separate legal treatment of the engagements, a substantial failure to provide the contracted solutions and services under one of our agreements may result in a disruption to our overall relationship with China Construction Bank.  Also, if China Construction Bank’s general IT spending pattern and budget changes or decreases, it could adversely affect our ability to offer services andwin contracts from different entities within the bank.  We have no long-term contracts with China Construction Bank or any of our major clients.  There are no assurances that we will be able to continue to retain these clients, and that we will maintain or increase our current level of business with them in the future.  If we lose any of these significant clients, or if any of them significantly reduces their use of our solutions and services, we may not be able to find replacement revenue sources, thus materially and adversely impacting our operating results and financial condition.  In addition, our current clients are primarily large national commercial banks that possess significant negotiating and pricing power, and if they exert pricing pressure on us, we cannot guarantee that we will be able to resist this pressure or find other replacement clients.  If we have to lower prices to maintain our business with these clients, our profitability may be materially and adversely affected.

Fluctuations in our clients’ annual IT budgets and spending cycles and other factors can cause our revenues and results of operations to vary significantly from quarter to quarter and from year to year.

Our revenues and results of operations will vary significantly from quarter to quarter and from year to year due to numerous factors, many of which are outside of our control.  As substantially all of our revenues are derived from providing services on IT projects outsourced from our banking clients in China, the amount of our revenues for any period is affected by the timing of our clients’ IT projects, which in turn depends on their internal budgeting and planning process, over which we have no control.  Historically, our banking clients have been awarding more projects in the third and fourth quarters as compared to the first and second quarters;as a result, we generally record stronger revenues in the third and fourth quarters of each year.  In addition, our revenues are generally the lowest in the first quarter of each year due to the Chinese New Year holiday.  Furthermore, the project mix of any given period also significantly affects our gross margin and results of operations.  For example, if we record a higher percentage of low margin hardware pass-through revenue as compared to higher margin software development revenue in a given quarter, our gross margin will be negatively affected.  We may not be able to control the timing and types of projects we undertake and the revenue we can record in a given quarter.

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

In addition, we base our operating budget, including research and development expenses, general and administrative expenses, and hiring of additional personnel, in part on our expectations of future revenue.  If our revenues for a particular quarter are lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter, which would harm our corresponding results of operations.  If our results of operations in future quarters fall below the expectations of securities analysts or investors, the market price of our shares will likely decline significantly.

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

There is substantial competition in the market for IT services in China’s banking industry, and the industry is characterized by frequent technological changes, evolving industry standards and changing client demands.  We face competition from both China’s domestic IT service providers, such as Digital China Holdings Limited, Global InfoTech Co., Ltd , HiSun Technology Holdings Ltd. and Client Service International Inc., as well as global IT vendors, such as IBM Global Services and SAP AG.  See “Item 4. Information on the Company — B. Business overview — Competition”.  Some of our competitors have longer operating histories, larger clientele, more diverse service offerings, more extensive personnel and financial resources than we do.  While new IT service providers may also enter the industry, we also compete with the IT departments of our existing and potential clients, which may be capable of creating in-house solutions, thereby reducing the need for outside service providers.  We expect competition to increase, and we cannot guarantee that we will successfully compete against our competitors.  Our current or future competitors may develop or offer solutions or services that are comparable or superior to ours at a lower price.  In addition, only some of our solutions and services are protected by intellectual property rights, and therefore, our competitors may copy some of our technologies without incurring the associated research and development expenses, and sell their competing products with lower cost, which could result in the loss of sales of our solutions and services.  If we fail to successfully compete against our current and future competitors, our business, financial condition and results of operations may be materially and adversely affected.

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

From time to time, projects on which we start work are cancelled. This may be because of change in client management, client budgetary constraints, client strategy shifts, and other similar factors. We may not be able to, or for client relations reasons, want to seek reimbursement for all of our costs incurred for projects cancelled by customers. If the unrecovered costs of cancellation are significant, our revenues and profitability will be adversely affected.

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

We strive to establish strong, long-term client relationships, so that our clients will come back to us project after project.  For many projects that we undertake with our clients, there are often subsequent phases as the client’s business develops and their IT needs evolve, and we are typically engaged for the follow-on work.  Revenue from such follow-on projects is a source of our repeating revenues.  Historically, such repeating revenues accounted for a significant portion of our total revenues.  Whether our clients will come back to us for such follow-on projects depends on a number of factors, including the quality of our work, the ease of use, reliability and price, clients’ IT strategy,as well as the cost of switching to another service provider.  Our existing clients may decide not to engage us for follow-on projects due to quality, our competitors’ aggressive pricing or the obsolescence of our solutions or other concerns.  In addition, our clients may decide to delay system expansions, upgrades and improvements due to a change in their own growth, spending patterns or IT budget.  Any material reduction in our repeat revenues may materially and adversely affect our business, financial condition and results of operations.

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

We are expanding into other business areas through joint ventures, such as Yuxin Data and Yuxinbanke. If we fail to manage the complexity of a joint venture, the business of the joint venture may suffer and our financial condition and results of operations may be materially and adversely affected.

We established Yuxin Data and Yuxinbanke with a third party partner to expand into new areas of business. The additional complexity of managing a joint venture can be challenging. We cannot give assurance that we will be successful in our management of these joint ventures or any other joint ventures that we may set up in the future.  Many factors, some of them are beyond our control, could materially and adversely affect our ability to operate this business, or any other business we establish, on a profitable basis. We will regularly assess our joint venture endeavors, and from time to time we may choose to exit from them when they no longer fit our business strategy and profit objectives. Upon exit, we may not recover our investment.

We are diversifying into other sectors of the financial services market, and seek to establish a presence in IT services for insurance and securities companies, with which we have limited experience.

We are seeking to become an IT service provider for a broad range of diversified financial service companies as the market characteristics and underlying IT capabilities are similar to the banking industry.

In the past our clients have been predominately banks in China.  As we expand into the insurance market, we may not be able to successfully localize the software or understand the requirements of insurance companies. Although the market for IT solutions for insurance companies is nascent and highly fragmented, there are already competitors in the space.  We may not be able to compete in a cost effective manner or gain successful reference sites that will enhance our reputation in this field.  Our IT solutions may also be outdated for these markets, before they are even brought to market, or we may not be able to develop appropriate solutions.  In addition, we do not have significant experience with insurance solutions and will be facing additional risks and uncertainties.  If we fail to manage and grow our service capabilities, in this or other business we undertake, our business, financial condition and results of operations may be materially and adversely affected.

We are expanding our client base to include an increasing number of SMBs, which subjects us to additional risks, such as uncertainties of future businesses and credit risks.

As part of our effort to diversify our business and reduce our dependence on a limited number of banking clients, we have expanded our client base to include SMBs.  However, we have limited experience doing business with these banks, and we cannot give any assurance that our sales strategies will be successful in obtaining repeat business, such as later phase improvement or expansion of the initial projects we undertake, from these clients as we are typically able to do with our larger clients, such as the Top Four bank and Joint-Stock bank clients.  In addition, as compared to Top Four banks and Joint-Stock banks, we have less understanding of SMBs’ budgeting process and their project awarding practices due to much larger number of banks and diversified characteristics among them, which makes it more difficult for us to predict future projects in order to allocate and plan our resources.   SMBs may not be as reliable as the Top Four banks and Joint-Stock banks in making timely payments, which would subject us to additional credit risks.  If we cannot successfully manage these risks, our business, financial condition and results of operations may be materially and adversely affected.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our competitive position and adversely affect our business and prospects.

We rely on a combination of patent, copyright and trademark laws, licensing agreements, confidentiality agreements, internal confidentiality policies and other contractual provisions, as well as technical measures to protect our intellectual property rights.  We cannot give assurance that PRC laws and our measures will be adequate to protect our intellectual property.  PRC laws are still developing in this area and the enforcement of such rights at the judicial level is highly uncertain and may not be as effective as in the United States or other countries.  We may not be able to deter competitors from copying our technology, reverse-engineering our solutions, or otherwise infringing on our intellectual property rights.  To protect our trade secrets and other proprietary information, our employees, consultants, advisors and collaborators are required to enter into confidentiality agreements.  There can be no assurance that these agreements will provide meaningful protection in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information.  We hold registered rights covering certain aspects of our technology, in particular software solutions, but it is uncertain how much protection such registrations provide us.  We have 2 patents and 192 copyrights in China; however the protection is limited and may not sufficiently protect our intellectual property rights.   If we fail to protect our intellectual property and technology, or if our competitors independently develop technologies that are substantially equivalent or superior to our technology, our competitiveness may be adversely affected, which may materially and adversely affect our business and prospects.

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

We depend on our ability to retain and recruit qualified personnel, including senior management and other key staff members.  The available talent pool, especially the more senior and experienced pool, in China is limited and competition is intense.  We depend on our senior management team for their industry knowledge and experience as well as their relationships with existing clients.  If we lose the service of any member of our senior management team, we may not be able to find a suitable replacement in a timely manner or at all.  Even if we are able to find a replacement, it will take time for the new person to be integrated into our business.  Furthermore, the ability to successfully complete client engagements depends on a trained, knowledgeable and stable staff, such as skilled engineers and project managers.  As we continue to grow, we need additional qualified staff to carry out our additional business projects, as well as other aspects of our business, such as sales and marketing, research and development andaccounting. If we are not able to retain our senior management team, recruit quality personnel as we expand, or provide appropriate training, career opportunities and otherwise motivate and retain our qualified employees, our business, financial condition and results of operations may be materially and adversely affected.  In addition, although we have non-competition provisions in our employment agreements with our management and key personnel, we cannot be certain that these provisions will not be breached and that they will be enforceable in a PRC court.  If our management and key personnel join our competitors or form competing businesses, our competitive position and business prospects may be materially and adversely affected.

Increases in wages for IT professionals will increase our costs and our gross margins and profit margins may be adversely affected.

Historically, wages for comparably skilled technical personnel in China’s IT services industry have been lower than in developed regions, such as in the U.S. or Europe.  However, in recent years, due to rapid economic development, and intense competition for qualified IT professionals and general inflation, wages in China’s IT services industry have increased. Wages may continue to increase at even faster rates considering the recent government initiatives to increase the incomes of laborers to narrow the income gaps between rich and poor.  In addition, we may be required to implement wage increases by the relevant labor bureaus’ guidelines, such as our average 7.9% wage increase in early January2011.  Our personnel cost accounted for 60.4%,62.3% and 67.8% of our cost of revenues for Software & Solutions and Maintenance Services in 2009, 2010 and 2011, respectively.  Although we were able to increase productivity to counter the increase in our IT personnel costs, we cannot assure you that we will be able to achieve these or comparable cost savings in the future.  If we experience significant increases in wages for IT professionals, our cost of revenues will increase significantly, which could materially and adversely affect our gross margin and results of operations.

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

The PRC government has provided various incentives to domestic companies in the software industry in China in order to encourage development and growth of the industry. Many of our PRC subsidiaries have historically received technology subsidies, business tax exemptions, value-added tax, or VAT, refunds and preferential income tax treatments. For example, some of our PRC subsidiaries enjoyed reduced enterprise income tax at the applicable rate of 15% on taxable profits in China, as compared to the statutory rate (33% prior to 2008 and 25% thereafter) and/or tax holidays due to their status as a foreign-invested enterprises, software enterprises or high-tech enterprises situated in certain locations. Our tax savings from these preferential income tax treatments amounted to RMB5.6 million, RMB9.3 million and RMB16.2 million (USD2.6million) in 2009, 2010 and 2011, respectively. See “Item 5. Operating and Financial Review and Prospects — A. Operating results — Income taxes.” In addition, due to our status as Software Enterprise in the high-tech industry, we received technology subsidies, VAT refunds, business tax refunds and other benefits in the amount of RMB4.4 million, RMB5.4million and RMB11.8million (USD1.9million) respectively, in 2009, 2010 and 2011. See “Item 5. Operating and Financial Review and Prospects — A. Operating results — Operating expenses — General and administrative expenses.” The PRC government may reduce or eliminate these incentives at any time in the future. Additionally, in order to continue to qualify for some of these incentives, we are required to meet stringent requirements on research and development activities and on our gross revenues.

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

Tight credit policies seen to have succeeded in cooling economic growth gradually in 2011, and the growth in 2012 is not expected to be robust. Given the uncertain economic visibility, banks may be more conservative when it comes to upgrading or expanding their IT capabilities, any reduction in IT spending by banks may affect our sales, which could materially and adversely affect our business, financial condition and results of operations.

The rapid growth of China’s economy after the global economic recession has resulted in higher levels of inflation. China’s consumer price index increased 3.3% and 5.4% in the full year of 2010 and 2011, and the government has initiated a number of monetary policies to control the potential overheating of the economy and high inflation. As part of such measure, the People’s Bank of China, or PBOC, China’s central bank, has increased the statutory deposit reserve ratiosix times in 2010 and seven times in 2011.In addition, PBOC increased interest rates two times in 2010 and three times in 2011. Tight credit policies seem to have succeeded in cooling economic growth gradually in 2011, and the growth outlook for 2012 is not very positive. It is possible that the government will loosen policy and enact stimulus measures in 2012, such as, the PBOC decreasing the statutory deposit reserve ratio, as it did in February 2012, but it is anticipated the scale of the boost provided will be smaller than earlier. Given the uncertain economic visibility, banks may be more conservative when it comes to upgrading or expanding their IT capabilities, any reduction in IT spending by banks may affect our sales, which could materially and adversely affect our business, financial condition and results of operations.

PRC laws and other conditions may limit our ability to make dividend payments to our shareholders.

We are a holding company in the British Virgin Islands, or the BVI. We rely on our PRC subsidiaries to provide us with cash flow and to meet our other obligations, including paying dividends to our shareholders. Relevant PRC laws and regulations permit payment of dividends by a PRC subsidiary only from accumulated distributable profits, if any, determined in accordance with PRC accounting standards and regulations, and only after setting aside at least 10% of its current year profits (up to an aggregate amount equal to half of its registered capital). See “Item 8. Financial Information — A. Consolidated statements and other financial information — Dividend policy.” The PRC tax authorities may initiate changes in determining income of our PRC subsidiaries that would further limit their ability to pay dividends and make other distributions to us. It is therefore possible that our PRC subsidiaries will not have any distributable profit to pay us, even if they are profitable under U.S. GAAP.

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

Our operating subsidiaries are all located in China and our functional currency is Renminbi, and we are subject to fluctuations of the exchange rate between the Renminbi and the U.S. dollar. PBOC sets and publishes daily a base exchange rate between the Renminbi and the U.S. dollar. Beginning on July 21, 2005, PBOC has set this rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day, taking into account other factors such as the general conditions existing in the international foreign exchange markets, as compared to an exchange rate pegged to the U.S. dollar before such date. As a result, from July 21, 2005 to March31, 2012, the Renminbi appreciated approximately 22.4% against the U.S. dollar. There is increasing international pressure for the PRC government to further loosen its control of the foreign exchange rate to allow a faster appreciation of the Renminbi.

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

SAFE promulgated regulations that required registration with local SAFE offices in connection with direct or indirect offshore investment and cross-border investment through the special purpose vehicles byPRC residents, including PRC individual residents and PRC corporate entities. These regulations apply to our shareholders who are PRC residents and also apply to our prior and future offshore acquisitions. In particular, the SAFE regulations require PRC residents to file with competent SAFE offices information about offshore companies in which they have directly or indirectly invested or through which the cross-border investment is conducted and to make follow-up filings in connection with certain material transactions involving such offshore companies, such as increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees or other material events that do not involve return investment.

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

The New EIT Law and its implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to non-PRC investors which are derived from sources within China. This provision may apply to our non-PRC shareholders, if we are deemed as a resident enterprise for tax purposes. According to a notice issued by the PRC State Council, this 10% income tax will apply to dividends declared from profits generated after January 1, 2008. In addition, under the New EIT Law and its implementation rules, if we are deemed as a resident enterprise, any gains realized on the transfer of shares by such investors are also subject to 10% tax, if such gains are regarded as income derived from sources within China. We are a BVI holding company and substantially all of our income may come from dividends we receive from our subsidiaries, primarily those located in China. If we declare dividends from such income to our shareholders, it is unclear whether such dividends, or the gain our non-PRC shareholders may realize from the transfer of our ordinary shares, would be treated as PRC-sourced income and be subject to PRC tax. If we are required under the New EIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders, or if non-PRC shareholders are required to pay PRC income tax on the transfer of their ordinary shares, the value of the investment may be materially and adversely affected.

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

We are incorporated in the British Virgin Islands and our operating subsidiaries are formed under PRC law. Substantially all of our assets are located in China. In addition, our directors and executive officers reside within China, and substantially all of the assets of these persons are located within China. It may not be possible to effect service of process within the United States or elsewhere outside China upon our directors, executive officers or experts named in this annual report, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws. China does not have treaties providing for the reciprocal recognition and enforcement of judgmentsof courts with the United States and many other countries. As a result, recognition and enforcement in China of judgments of a court in the United States and many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible. Furthermore, an original action may be brought in China against our assets and our subsidiaries, our directors and executive officers and experts named in this annual report only if the actions are required to be arbitrated by PRC law and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may award civil liability, including monetary damages.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

RISKS RELATING TO OUR SHARES

Future sales of shares, or the perceived sale of additional shares, may lead to a decline in the market price of our shares.

All of our shares have either been registered for trading or may be sold under Rule 144. Those shares saleable under Rule 144 are held largely by affiliates of the company, and therefore, they are subject to the resale limitations of Rule 144.

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

Our executive officers and directors, including Messrs. Weidong Hong, Chairman and Chief Executive Officer and director and ShuoZeng, Chief Operating Officer and director, in aggregate control the vote of about 22.3% of our issued and outstanding ordinary shares, assuming they do not sell any of their shares and our total number of issued and outstanding shares does not change. These two major shareholders maintain a significant influence over the outcome of corporate transactions or other matters submitted to our shareholders for approval, including the election of directors and the approval of other business transactions.

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

Our share price has been highly volatile and is expected to remain volatile in the future. Many factors affect the market price for our shares, including the following:

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

Although our ordinary shares are traded on NASDAQ under the symbol “YTEC”, the trading market in our ordinary shares has been substantially less liquid than the average trading market for companies quoted on NASDAQ. Reported average daily trading volume in our ordinary shares for the three-month period ended March 31, 2012was approximately 22,348shares.Limited trading volume will subject our shares to greater price volatility and may make it difficult to sell our shares at an attractive price.

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

CORPORATE HISTORY

Yucheng Technologies was founded on November 24, 2006 via a three-party acquisition among China Unistone, Sihitech BVI and e-Channels BVI. Pursuant to the acquisition agreement and its amendment, in addition to the initial purchase considerations, the selling shareholders of Sihitech BVI and e-Channels BVI are entitled to additional cash and equity purchase consideration upon satisfaction of certain conditions. With respect to additional cash consideration, they are entitled to:

(1)	USD4,960,000, if we receive an aggregate of USD34,250,000 in gross proceeds from an additional financing, including, but not limited to, (a) exercise of our warrants, (b) our successful completion of a secondary offering, or (c) the private investment into us by a strategic investor;

(2)	USD1,000,000, if the average closing price of our stock in any 60 consecutive trading days of the year, or the Average Share Price, is above USD10.0 in 2006;

(3)	USD2,000,000, if the Average Share Price is above USD12.0 in any 60 consecutive trading days of 2007; and

(4)	USD3,000,000, if the Average Share Price is above USD14.4 in any 60 consecutive trading days of 2008;

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

With respect to additional equity consideration, the selling shareholders are entitled to receive 952,832 shares each year for four years starting from 2008, if we achieve a net profit of the following amounts according to the financial statements audited in accordance with U.S. GAAP, where net profit shall be determined for this purpose only, as net profit (determined on the basis of U.S. GAAP) before the amortization expenses related to the acquisition of e-Channels:

Year Ending December 31,	Net Profit
2007	USD8.5 million
2008	USD11.9 million
2009	USD16.7 million
2010	USD23.3 million

The net profit target for the years ended December 31, 2007 and December 31, 2008 were met. Accordingly, we issued 952,832 shares to the selling shareholders for each year.The Company failed to meet the pre-determined financial objectives in 2009 and 2010, and as a result, no shares were issued to selling shareholders for 2009 and 2010.

In 2007, we made four acquisitions which became wholly-owned subsidiaries: Sunrisk, Recency, Fuyi and Fujie. All acquisition related payments for Sunrisk and Recency have been paid. For Fuyi and Fujie of the total possible RMB20.7 million consideration, RMB17.1 million has been paid and RMB3.5 million has been accrued, with the variance due to operating results. Subsequently, we sold a 49% interest in Sunrisk. The minority shareholders are Gu’anQihang, a private Chinese company, and three individual investors.

In May 2007, we acquired a 75% interest of Easycon, a provider of IT solutions and services to SMBs in China. In January 2008, we acquired the remaining 25% interest and Easycon is now a wholly-owned subsidiary. All payments have been made in relation to the acquisition. An aggregate consideration of RMB7.2 million was negotiated with the minority shareholders of Easycon. RMB6.0 million was paid on February 2, 2008 and RMB1.2 million was paid on April 1, 2008.

In August 2008, we established a joint venture Chengdu ElegonInfotech Limited (“Elegon”), a joint venture with 3i Infotech of India. In 2008, we made cash advances to Elegon approximately RMB1.8 million, and collected from Elegon approximately RMB1.8 million. In June 2009 we transferred our interests of 49% in Elegon to 3i Infotech Limited for a cash consideration of RMB8.4 million.

In March, 2009, we established a joint-venture, Hainan Baodaotong Technologies Limited (“Baodaotong”) in Haikou city. Total registered capital is RMB50 million. Haikou Gas Holding Company, Yucheng and Guangzhou Tech holds 45%, 35% and 20% of Baodaotong’s equity interests, respectively. In December, 2009,Yucheng transferred 20% of Baodaotong’s equity interest to a third party for cash consideration of RMB2.5 million.In May, 2010, Yucheng transferred the remaining 15% of Baodaotong’s equity interest to a third party for a total consideration of RMB7.2 million.

In April 2009 we established a joint venture SihitechHuazhi Consulting Service, a joint venture with SmartSoft. Total registered capital is RMB1.0 million ..We hold a 40% interest in the company.

In March2010, we established a joint-venture, Yuxin Data Technologies Co., Limited(“Yuxin Data”) in Tianjin with NTT Data Group. Total registered capital is RMB60.0 million .We hold 49% of equity interests in the company.

In December2010, Yucheng transferred its interests of 100% in Beijing Yuxinyicheng Information Technology Limited (“Yuxinyicheng Information”) to other investors, for a consideration of RMB21.5 million,in order to focus on our core business.

In February 2011, we established a joint-venture, Beijing Yuxinyicheng Internet Technologies Co., Limited (“Yuxinyicheng Internet”) in Beijing. Total registered capital is RMB17.5 million. We hold 30% of the equity interests in the company.

In September, 2011, we established a joint-venture, Zhejiang Yuxinbanke Information Technologies Limited (“Yuxinbanke”) in Zhejiang. Total registered capital is RMB20.0 million. We hold 40% of the equity interests in the company.

We signed an exclusive service agreement with National Citizen Identity Information Center (“NCIIC”) to provide identification verification services within banking industry. NCIIC is the only organization that provides citizenship information for the PRC government and social groups. NCIIC is a company administrated by the Ministry of Public Security. We will sell to banks the access right to NCIIC information database for online verification. We are the exclusive contractor of NCIIC for the banking system. Given banks’ increasing demand for personal information verification for credit card, loan and personal financing business, we believe this is an important additional service offering.

In August 2011, we acquired a 100% interest of Tianjin Yuchengxin Information Security Technologies Limited (“Yuchengxin”) and supporting services from service vendors experienced in development of ID information services in order to provide ID information services to banks in China. An aggregate consideration of RMB17.0 million comprising of cash of RMB8.2million and 442,185 shares, with fair value of RMB8.8 million,was paid or borne by the Company in August 2011.We expected it will experience rapid growth in next few years.

Pursuant to the acquisition agreement, in addition to the initial purchase considerations, the selling shareholders of Tianjin Yuchengxin are entitled to additional equity purchase consideration upon satisfaction of certain conditions. With respect to additional consideration, they are entitled to:

(1)

As of April 30 2012, second installment = (2011 actual net income – RMB 10 million) + 2012 expected net income (2011 4th quarter net income * 4)

For 2011, no additional consideration was due because Yuchengxin did not achieve the required net income threshold for 2011 and the estimated net income threshold for 2012.

(2)	As of April 30, 2013, third installment = (2011 actual net income +2012 actual net income – RMB 10 million-2012 expected net income) + 2013 expected net income (2012 second half net income * 2)

(3)	As of September 30, 2014, fourth installment = (2011 actual net income +2012 actual net income+2013 actual net income – RMB 10 million-2012 expected net income-2013 expected net income) + 2014 actual net income for six month ended June 30, 2014.

Based on the purchase agreement, if the fourth installment is negative, the seller is obligated to return 70% of the total consideration paid.

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

Since becoming a public company in November 2006, we have grown both organically through acquisition of other IT solutions and service providers in China’s banking industry. In total, we have acquired five companies:

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

In January 2007, we established Yuxinyicheng Information and Yuxinyicheng Software, through which we conducted our POS Merchant Acquiring Services. Yucheng maintained an 80% controlling interest in Yuxinyicheng Information and an individual investor controlled a 20% non-controlling interest. In January 2009, we acquired the non-controlling interest in Yuxinyicheng Information, and in December, 2010, we sold our entire equity interest in Yuxinyicheng Information to third parties.

In 2008, we started to provide E-Banking ASP services to small banks in China to capitalize the opportunities presented by those banks who wish to jointly operate their E-Banking services with a third party partner.

In August 2008, we invested in Elegon Infotech, Ltd., a joint venture with 3i Infotech of India, to localize 3i Infotech’s relevant products into the insurance sector in China. We held a 49% interest in the company until June 2009 when we sold all of our equity stake in ElegonInfotech, Ltd.to 3i Infotech, Ltd.

In March 2009, we established a joint-venture, Hainan Baodaotong Technologies Limited (“Baodaotong”) in Haikou city with a third party. Baodaotong is focused on card issuance business for public transportation in Hainan Province. As of December 31, 2009, we held 15% of the equity interest of the company. In May, 2010, Yucheng sold the 15% of Baodaotong’s equity interest to a third party.

In April 2009 we established a joint venture Sihitech Huazhi Consulting Service, a joint venture with SmartSoft, to provide high end IT consulting services for banks in China. We hold a 40% interest in the company.

In March 2010, we established a joint-venture, Yuxin Data Technologies Limited (“Yuxin Data”) in Tianjin with NTT Data Group, to run our E-Banking ASP businesses. We hold a 49% of equity interest in the company.

In February 2011, we established a joint-venture, Beijing Yuxinyicheng Internet Technologies Co., Limited (“Yuxinyicheng Internet”) in Beijing with, to provide internet finance services. We hold a 30% of equity interest in the company.

In September 2011, we established a joint-venture, Zhejiang Yuxinbanke Information Technologies Limited (“Yuxinbanke”) in Zhejiang to provide teller system services to banks in China. We hold a 40% of equity interest in the company.

In August 2011, we acquired a 100% interest inTianjin Yuchengxin Information Security Technologies Limited (“Yuchengxin”), which enable us to provide ID information services to banks in China.

We conduct our business through various subsidiaries in the PRC. Together with our head offices in Beijing, we have subsidiaries or branch offices in seven other cities. As of December 31, 2011, we had 2,646 employees.

 OUR INDUSTRY

According to IDC, the market for banking industry IT solution spending in China is expected to grow from RMB9.2billion (USD1.5 billion) in 2011 to RMB19.2 billion (USD3.0billion) in 2015, representing a CAGR of 20.2%. This rapid growth in IT solution spending is driven primarily by the development in China’s economy and the ongoing regulatory reform catalyzed by China’s accession into the WTO, and the resulting increase in competition in China’s banking industry. To meet increasingly complex customer demands and to stay competitive in the market place, China’s banks are increasingly relying on IT systems for the management of their operations, such as processing transactions, analyzing operational data and managing risks, thereby creating growth opportunities for IT service providers such as us.

The following table sets forth China’s banking industry IT solution spending by solution type from 2006 to 2015.

 Source: IDC, July 2011

China’s banking and financial institutions and their IT needs

China’s banking industry continues to be the primary provider of capital to China’s economy and bank deposits remain the primary choice for domestic savings. According to IDC, there are currently 3,289 banking institutions operating in China as of July 2011. This number is expected to continue to decline as the Chinese Banking Regulatory Commission (CBRC), continues to emphasis industry consolidation to increase the efficiency of banks and the integrity of the Chinese banking system. Most of banking institutions in China are either wholly state-owned or state-controlled, directly or through state-owned enterprises. In recent years, there have been a growing number of privately-owned as well as foreign-owned banks, although they are still relatively small in number to date. In addition, to promote competition the CBRC lessened regional restrictions, thereby allowing more banks, especially joint-stock and SMBs, to expand nationally.

China’s banking industry can be classified into four groups, including:

•	Tier 1 – State-controlled commercial banks. Commonly known as the “Big Four,” this group is comprised of the Industrial and Commercial Bank of China, Bank of China, China Construction Bank and the Agricultural Bank of China. These four banks are the largest among China’s domestic banks in terms of assets, deposit base, loan portfolio and nationwide branch network. According to CBRC 2010Annual Report, the Big Four together account for 49.2% of bank assets in China. In recent years, the Big Four have completed an initial public offering and listing of their shares on the Hong Kong Stock Exchange or Shanghai Stock Exchange. Although the Big Four have substantial in-house IT capabilities, we believe that, given their status as overseas listed companies on foreign exchanges and their needs to achieve global best practices; they will continually need to use third-party IT solution and service providers to various degrees.

•	Tier 2 – National commercial banks. More commonly referred to as “Joint-Stock” banks, this group comprises of 13 other national commercial banks, which are owned by a combination of government entities, state-owned enterprises and other investors. Many members of this group, such as Bank of Communications, China Merchants Bank, China Minsheng Banking Corporation, Huaxia Bank, Shanghai Pudong Development Bank and Shenzhen Development Bank, are listed domestically and/or in Hong Kong. Joint-Stock banks generally have the financial resources necessary to maintain sufficient in-house IT capabilities to meet their needs. However, we believe that they are in substantial need of third-party expertise to enable them to sustain the growth rates that they have achieved in recent years.

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

•	Tier 3 – Small and Medium-sized Banks (SMBs).According to 2011 IDC, at the end of 2011this group comprised 147city commercial banks,40 foreign banks, and 3,081 cooperatives (including rural commercial banks and rural cooperative banks). We believe that most of the SMBs lack both the financial resources and in-house IT expertise needed to either scale up operations or to meet increasingly stringent regulatory requirements. As such, we believe they are most likely to allocate a majority of their IT spending to third-party providers such as us. Although foreign banks possess the financial resources, they are not familiar with local market practices and the regulatory requirements and often require the assistance of China’s domestic IT service providers.

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

Driving forces of IT spending at China’s banking institutions

China’s growing economy and the ongoing regulatory reforms are two major driving forces of change for China’s banking industry. China has experienced rapid economic growth over the past three decades, largely as a result of the PRC government’s extensive economic reforms. China’s gross domestic product, or GDP, as measured by the National Bureau of Statistics of China, has grown in nominal terms at a CAGR of 10.5%from 2007 to 2011. China’s economic growth, combined with increasing fixed capital formation, high household savings rates, and a closed capital account, have driven the growth of China’s banks in the past decade. Such a rapidly developing economy places heavy demands on the efficiency and integrity of the country’s banking system. In recent years, China’s banking system has undergone significant changes and evolved to become an increasingly market-driven system.

In addition, China’s entry into the WTO in December 2001 and its accession commitments have served as a catalyst for regulatory reforms in China’s banking sector. In addition to PBOC, the most important government entity overseeing China’s banks is the Chinese Banking Regulatory Commission (CBRC). The CBRC was formed in April 2003 to assume the principal bank regulatory functions from PBOC as a response to the WTO entry requirements and the need to improve banking regulations. Since its establishment, the CBRC has pushed for improved disclosure, management accountability, more prudentregulatory standards and more efficient operations. It has played a key role in carving out bad debt, recapitalizing leading banks, regulating bank operations and driving reform throughout the banking system. The CBRC’s actions have led to significant improvements in corporate governance, risk management, internal controls and financial and operational transparency of China’s banks. While China’s banking industry is still evolving from a level well below the Organization for Economic Co-operation and Development’s (OECD) standards, supervision and regulation of China’s banks has improved dramatically in recent years, and is expected to continue to improve.

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

As such, we expect China’s banking institutions to more aggressively seek technology and outsourced solutions to resolve inefficiencies and lower costs, so that they can compete more effectively in the marketplace. According to CBRC Report , as of the end of 2011, China’s domestic banks total assets were estimated to be RMB113.3trillion (USD18.0 trillion), which represents a year over year increase of 18.9%. The tremendous growth in assets is increasing the need for efficient technology. We believe that, as part of a broad-based effort to accelerate compliance with requirements of the WTO and Basel II (the international standards for better risk management for banks), China’s domestic banks will increasingly benchmark themselves to their foreign counterparts, and seek to achieve operational efficiencies through long-term increases in IT spending.

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

Requirements to be a successful third-party IT service provider for China’s banking institutions

As the market for our services continues to evolve, the needs of our clients continue to become increasingly sophisticated. Based on our experience, we believe the following criteria are increasingly relevant to our existing and new clients when selecting a third-party IT provider:

•	extensive experience in providing the specific services required;

•	ability to proactively identify and address additional issues that may be encountered with a given client’s IT operations for a project initially undertaken for different objectives;

•	ability to complete the overall project and interim project milestones on timely basis;

•	ability to deliver solutions and services on budget for each project;

•	best-in-class solutions which can be implemented quickly and cost effectively and which leverage prior solution development experience;

•	flexible project staffing and resource allocation that best meets the project’s scope, scale and length; and

•	access to the deepest and most valuable technical and industry-specific expertise, such as highly experienced senior staff members.

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

Software & Solutions

We primarily provide Software & Solutions to our banking clients via customized software, standard software, customized solution development, and consulting services; however, we believe that conceptually it is more relevant to discuss the end result of our business. Therefore, we classify our Software & Solutions into the following sub-categories:

•	Business Solutions. Our Business Solutions include a wide range of transaction-related solutions, such as core-banking, foreign exchange and loan management. We provide our core banking solutions, which manage all operations relevant to deposit and loan accounts, principally to SMBs, as they usually lack the internal IT capabilities needed to develop and maintain their own systems. In 2009, 2010 and 2011, our revenues from Business Solutions were RMB78.9million, RMB131.1 million and RMB146.9million (USD23.3million), respectively, and accounted for 28.0%,39.3% and 34.5% of our Software & Solutions revenues, respectively.

•	Channel Solutions. Channel Solutions are designed to facilitate banks’ interactions with their customers, to improve communication and transaction efficiency and to enhance the overall customer banking experience. Channel Solutions include: customized online banking solutions, our E-Banking ASP, mobile banking, and call center solutions, which allow our clients to serve their customers in a more timely and cost effective manner. Our solutions automate our clients’ operations and allow them to better track performance of different interaction methods. According to a July 2011report issued by IDC, a third-party research organization, we ranked first among all of the banking IT solution providers in China for Channel Solutions as measured by 2010revenues. In 2009, 2010 and 2011, our revenues from Channel Solutions were RMB131.7 million, RMB122.7 million and RMB164.7million (USD26.1 million), respectively, and accounted for 46.7% ,36.8%and 38.7% of our Software & Solutions revenues, respectively.

•	Management Solutions. Management Solutions help banks to collect and analyze data, so that they can monitor and manage risks and performance in a timely manner, as well as business intelligence. These solutions support intelligent data analysis to enhance management reporting and sound decision making. We provide a suite of consulting and implementation services in risk and performance management, such as asset and liability management, funds transfer pricing and profitability analysis. In 2009, 2010 and 2011, our revenues from Management Solutions were RMB71.3 million, RMB79.7million and RMB114.1million (USD18.1million), accounted for25.3% ,23.9%and 26.8% of our Software & Solutions revenues, respectively.

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

Platform & Maintenance Services

We primarily provide Platform & Maintenance Services in conjunction with our Software & Solutions business. Platform & Maintenance Services, although not a primary focus or growth area for us, is necessary as it assure that our clients IT investments function correctly and smoothly in relation to their IT infrastructure. We classify our Platform & Maintenance Services into the following sub-categories:

•	Platform Services. Platform Services is comprised in large part of our former System Integration business. As a total solutions provider, our Platform Services assists our clients with the selection of appropriate third-party hardware or software, manufacturer negotiations (proposals, bids and pricing terms) and, as required, installation support and testing of the third-party hardware and software. We can also integrate the new equipment and software with our clients’ existing IT architecture. In 2009,2010 and 2011, our revenues from platform services wereRMB12.5million, RMB8.4 million and RMB2.0 million (USD0.3million), accounted for 3.5%,2.1% and 0.4% of our total revenues, respectively.

•	Maintenance & Ancillary Services. Comprised mainly of our former IT Services business, this category focuses on the maintenance and support services that we provide after a project is completed. In addition, we perform limited agency services where we procure third-party IT equipment for other system integrators and charge a commission. We record these revenues as Maintenance & Ancillary Services. In 2009,2010and 2011, our maintenance and ancillary services revenue amounted to RMB60.1 million, RMB61.7 million and RMB61.4 million (USD9.7 million), respectively, accounted for 16.9% ,15.3% and 12.6% of our total revenues, respectively.

Nature of our client engagements

Our objective is to maximize our share of IT spending with new and existing clients by developing an initial service relationship and then cross-selling additional services. Large, multi-year projects are usually separated into different phases and each phase is covered by a separate contract. For our Software & Solutions and our Platform Services, we typically enter into one contract with our clients for each project or phase that we undertake. Our Software & Solutions contracts typically last from two and twelve months (averaging six to seven months) to our contracts for Platform Services are generally shorter and our Maintenance Services typically last from one to three years.

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

We believe that our management team and employees are our most important assets and provide us with a substantial competitive advantage during our day-to-day business operations. Our executive management team, on average, possesses 15 or more years of directly relevant industry experience. These individuals have been instrumental in growing our businesses organically, as well as in identifying, acquiring and integrating acquisition targets to date. We believe that they have demonstrated a superior understanding of and ability to effect consolidation in our rapidly changing industry. With significant industry experience and strong track record, we believe that our management, and our founders in particular, have established a favorable reputation within our industry and in the broader marketplace, which can help us win additional clients as well as business partners and future acquisition targets. In addition, we believe that our employee base, which has come together both organically and via acquisition, is a highly experienced and capable group, allowing us to target, assess and deliver client engagements more effectively and efficiently.

Broad geographic presence.

In addition to our headquarters in Beijing, we maintain subsidiaries and branch offices in seven other cities across China. As many of our clients, in particular the Top Four and Joint-Stock banks, have a nationwide or multi-province presence, our broad geographic presence allows us to be close to our clients in multiple locations, which further helps us to maintain close relationships with them. In addition, as we further expand our SMB client base, our broad geographic coverage makes it easier for us to connect with them and provide our solutions and services in a client-facing fashion, which we believe is critical for effective cross-selling and up-selling of additional services and solutions.

Strong brand in the marketplace.

We have an established reputation as a leading provider of IT services to China’s premier banking institutions with our clients and among China’s banking IT service provider community. We have enjoyed close business relationships with many Top Four and Joint-Stock banks, including China Construction Bank, which has been our customer on an annual basis since 1999. Our services to these premier banking institutions has earned us credibility and prestige in the industry. For example, in 2011,we received an award “achievement of ten year 2001-2011 Chinese software and information service leader” issued by China software association and Sai Di group, we received two honorary titles of 2011 China’s outstanding enterprise in driving economic growth and 2011 best employer in China, awarded by 2011 China economy CEO forum, we received an award in recognition for its 25 years of innovative application in Beijing’s software sector from Beijing software industry association and we also awarded the first prize in the category of IT service management plans. We were named to the Global FinTech 100 for the third year in a row in October, 2009 by American Banker, Banker Technology News, and Financial Insights, an IDC company, and we were recognized as “Most Trusted IT Services Brand by SMB” in 2009 and 2010 ” byChinese Finance Network and Chinese Finance Institute;We were named “Outstanding Chinese Financial Technology Products 2008” by New Financial World magazine in 2008, a Chinese IT industry magazine. Yucheng was recognized as “One of the ten best IT solution providers for China’s financial industry” by Computer Partner World in 2007, a leading IT focused magazine in China. We believe that our established reputation and credibility provide us advantages in our competition for new businesses opportunities.

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

We have established close relationships with a larger number of banks in China, and have successfully undertaken multiple projects for these banks.  We intend to further leverage such relationships and cross-sell more solutions and services to these banks.  For example, we have provided numerous services, such as online banking, call center, risk management, business intelligence, foreign exchange, and performance management solutions to China Construction Bank, which has been our largest client by revenue in each of the past three years.  In comparison, we have provided much more limited IT solutions and services to many other banks.  We intend to leverage our experience with China Construction Bank to actively promote our other IT solutions and services in other banks.

Continue to expand into new client segments, such as SMBs.

We intend to build on top of our solid SMB client base and broaden our client base.  As compared to large Top Four and Joint-Stock banks, SMBs do not have the business scale, financial resources or internal IT capabilities todevelop highly sophisticated IT systems and solutions. As such, they generally demand less customization of IT solutions, providing us opportunities to sell our solutions in a more standardized manner with minimal incremental cost per sale. In addition, due to their smaller size and increasing needs, oftentimes we are in a superior position to negotiate contract terms with SMBs as compared to large banks. By the end of 2011, SMBs and other banks accounted for 34.4%of our revenues, compared to 24.3% of revenues in 2010, and we expect to continue to expand our SMB market share.

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

As banks in China are more and more mature in understanding their needs for IT services, there areincreasingly appreciating the needs for high end consulting in various areas such as risk management, core banking systems, and IT infrastructure planning. To address these customer needs, we established Sihitech Huazhi Consulting Service, a joint venture with SmartSoft, to provide high end IT consulting services for banks in China. The Smartsoft team has a strong track record in the abovementioned areas. Since the establishment of the joint venture, we were able to secure consulting projects with one of the big four banks, along with the implementation phase of the project.

We expanded our customer relationship management (“CRM”) capabilities by putting together an experienced Siebel CRM implementation team in December 2008.The team has extensive experience customizing Siebel CRM systems for customers across many industries, including banking. As Chinese banks become more complex, having the right solutions to improve management team capabilities will be critical. With this capability, we have the flexibility to provide our proprietary CRM software or consulting and implementation services of Siebel CRM software to our customers.

Pursue selective acquisitions, joint ventures and strategic alliances.

Historically, we have supplemented our organic growth strategy through selective acquisitions and strategic alliances and joint ventures to increase our solutions and service offerings and overall market share. In 2010, Yucheng formed Yuxin Data Technologies Co., Limited in Tianjin, a joint-venture with NTT Data Group to further expand our E-Banking ASP businesses. In 2011, Yucheng acquired Yuchengxinin Tianjin in order to provide ID information services, and established Yuxinbankein Zhejiang to provide teller system services. These acquisitions, strategic alliances and joint ventures have expanded our revenue sources, increased our solution and service offerings, diversified our client base, enhanced our research and development capabilities, augmented our management resources and employee base, and enhanced our long-term competitive position.

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

SALES AND MARKETING

We employ a direct sales model to market and sell our solutions and services. As of December 31, 2011, we had 53 sales and marketing staff in eight cities across China. Our core business sales personnel are organized into geographical regions. Within each region, we organize sales teamsbased on client type.

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

Our total selling and marketing expenses were RMB41.1 million, RMB44.8 million and RMB45.6 million (USD7.2 million)for 2009, 2010 and 2011 respectively. In addition to salaries, our sales staff receives a significant portion of their compensation from sales commissions.

OUR CLIENTS

Our current clients consist primarily of Top Four and Joint-Stock banks that look for customized IT solutions to meet specific business and operational requirements. Of the 17 Top Four and Joint-Stock banks, 16 are our clients and some have been so for more than five years. We have also been adding SMBs to expand our client base, and diversify our dependence on any one client.

China Construction Bank, one of the largest banks in China, and our client since 1999, has been our largest client through the headquarters and its branch offices in each of 2009, 2010and 2011, accounting for 34.0%,22.7% and 17.1% of our total revenues, respectively, in those three years. Our contracts with China Construction Bank were signed separately with different departments within the bank group, branches at the provincial level and headquarters and we consider each of them effectively separate clients, since the decision makers and budgets are unrelated. Treating the different decision making bodies within China Construction Bank as separate clients, China Construction Bank head office was accounted for 21.5%,14.3% and 9.1% of our total revenues in 2009,2010 and 2011, respectively.Revenues from each of branch office of China Construction Bank accounted for less than 3.5% of our total revenues in each of 2009, 2010 and 2011.

We realize the risks involved with over-dependence on one or a few clients, and have taken measures to expand our client base. As our Joint-Stock bank client base has grown, its contribution as a percentage of total revenues has also increased and accounted for 24.7% in 2009,29.2% in 2010 and 36.4% in 2011,and one of our Joint-Stock bank clients accounted for 12.4%,12.3% and 16.9% in 2009, 2010 and 2011. Our revenues from SMBs and other banks as a percentage of total revenues was 23.2% in 2009,24.3% in 2010 and 34.4% in 2011. We believe over time, Joint-Stock banks and SMBs will experience the greatest competitive pressures and are likely to significantly increase their IT investments. We have positioned ourselves to take advantage of this opportunity as it develops.

In addition to China’s domestic banks, we have also begun marketing our services to the Chinese operations of foreign banks, which have expanded significantly in recent years due to China’s WTO commitments. For example, we entered into contracts with the PRC subsidiary of a Korean bank in late 2007 to develop their bank card processing system and online banking platform, and with the PRC subsidiary of a Hong Kong based bank in early 2008 to develop their online banking platform. We continued our efforts in 2011 and beyond to expand our presence in foreign banks and/or PRC Subsidiary of foreign banks. We expect to add a number of foreign banks to our client list in 2012.

SUPPLIERS

We work with third-party suppliers for hardware equipment and certain software components that we incorporate into our solutions. Our hardware suppliers include IBM, HP, DELL and Sun for servers, EMC for storage, Cisco, Huawei and F5 for network equipment. Our software suppliers include Oracle, IBM, Symantec, Microsoft, Genesys and EDIFY. We do not depend on any single supplier for either hardware or software. In 2011, only Digital China Holdings Limited and EMC accounted for more than 10% overall third-party hardware and software purchases.

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

As of December 31, 2011, we had 89 employees carrying on research and development activities.

Including the amount we capitalized, our internal software development costs amounted to RMB22.2 million,RMB18.3 million and RMB27.5 million(USD4.4million)as of the end of each of the years 2009, 2010 and 2011, respectively. In addition, as we conduct a substantial amount of research and development activities in connection with our client projects, a significant amount of research and development related expenses are recorded as cost of revenues for the client project rather than research and development expenses.

INTELLECTUAL PROPERTY

We rely on a combination of patent, copyright and trademark laws, licensing agreements, confidentiality agreements, internal confidentiality policies and other contractual provisions, as well as technical measures to protect our intellectual property rights. We have one received patent for our dynamic password method and system based on mobile communication terminals and still have one pending patent application for our dynamic password method and system with encryption with the PRC State Intellectual Property Office. We routinely register our proprietary software to the National Copyright Administration of the PRC pursuant to the Regulations for the Protection of Computer Software (2002) to ensure protection under the PRC copyright laws. As of December 31, 2011, we have 2 patents and 192 software products registered with the National Copyright Administration of the PRC, including primarily system architecture and platforms and various software applications.

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

We have registered 11 trademarks in the Trademark Office of the State Administration of Industry and Commerce of the PRC. We also own a number of domain names, including the domain name of our main website, www.yuchengtech.com.

COMPETITION

The market for IT services in China’s banking industry is intensely competitive and characterized by rapid technological change. As we enter the insurance market, we expect to encounter the same level of competition. Competition in our industry is based to a great extent on industry experience, solution quality, reference sites, breadth of services offered, reputation, price and relationship. Past track records with a particular banking client are also of particular importance. As a result, our success rate is usually higher with banks that we have provided solutions and services to in the past, and we are usually engaged by our existing clients to work on projects that are the expansion of or improvements on the original projects that we undertook.

Our major competitors can be categorized into two groups, global IT vendors and China’s domestic IT solutions and service providers. Our major competitors in the global IT vendor category include Accenture, IBM Global Services and TCS/FNS. These competitors are strong in high-level, enterprise-wide IT strategy consulting. Our major domestic competitors include Digital China Holdings Limited, Global InfoTech Co., Ltd, HiSun Technology Holdings Ltd. and Client Service International Inc.. Each of these competitors has their focus and strength in different types of IT solutions and services, and we compete with different companies depending on the types of solutions we intend to provide to a given client.

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

INSURANCE

We own one property in Xiamen and the other one in Beijing which we use as office space, and lease all of our other offices, and we do not maintain any property insurance for such offices. In addition, consistent with industry practice in China, we do not maintain business disruption insurance or key person insurance. We do maintain Director and Officer Liability insurance, in accordance with standard practices for U.S. listed companies.

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

C. Organizational structure

The following diagram illustrates our organizational structure as of December 31, 2011:

The Company
(Yucheng Technologies Limited)
BVI
100%
100%
Sihitech BVI
(Ahead Billion Venture Ltd.)
E-Channels BVI
(Port Wing Development Co., Ltd.)
68.25%
31.75%
Yuxinyicheng
CHINA
100%
Beijing Sihitech
80%
Shanghai Software
100%
e-Channels
100%
Beijing Software
20%
51%
Yuxinhengsheng
100%
Shanghai
Sihitech
100%
Recency
100%
Fujie
50%
50%
Chengdu
Yuxinyicheng
100%
Guangzhou
Yuxinyicheng
100%
Xiamen
Yucheng
100%
Easycon
95%
Tianjin
Yuxinyicheng
100%
Yuchengxin
5%
49%
Yuxin Data
40%
Sinowise
40%
Yuxinbanke
30%
Yuxinyicheng Internet

The following summarizes relevant information concerning our subsidiaries:

Beijing Yuxinyicheng Technologies Ltd, or Yuxinyicheng. Yuxinyicheng was established as a wholly foreign-owned enterprise in China on October 19, 2006. It is 68.25% owned by Sihitech BVI and 31.75% owned by e-Channels BVI. It is a holding company in China without its own business operations.

Beijing Sihitech Technology Co., Ltd., or Beijing Sihitech. Beijing Sihitech, along with its subsidiaries Shanghai Software, Beijing Software, Shanghai Sihitech, Xiamen Yucheng, ChengduYuxinyicheng and TianjinYuxinyicheng,engages in the provision of system integration, software development, information technology consulting, maintenance and support services. Beijing Sihitech and its subsidiaries mentioned above were the principal operating entities of Sihitech BVI prior to the three-party merger.

Beijing e-Channels Century Technology Co., Ltd., or e-Channels. E-Channels engages in the provision of technology development, technology transfer, consulting and training services, in particular relating to online booking-related solutions. E-Channels was the principal operating entity of e-Channels BVI prior to the three-party merger.

Beijing Easycon Electronics Limited, or Easycon. We acquired 75% interest of Easycon in June 2007 and the remaining 25% interest in January 2008. Easycon specializes in providing IT services to smaller and regional commercial banks in China. Its banking integrative service management system and credit management system both hold a significant market share and are very well received among SMBs.

Beijing Yuxinhengsheng Information Technology Limited, or Yuxinhengsheng. We initially acquired 100% interest of Sunrisk in March 2007. Sunrisk is a risk management total solutions provider for the Chinese banking industry, focusing on consulting, product implementation and system integration in the area of enterprise risk management for financial institutions. In April 2008, Yuxinyicheng introduced a strategic investor to acquire 49% of Sunrisk’s equity interest. As a result, Yuxinyicheng’s equity interest in Sunrisk was reducedto 51% from 100%.

Chengdu Recency Technologies Limited, or Recency. We acquired 100% interest of Recency in June 2007. Recency is a business intelligence solution and consulting service provider for the Chinese banking industry, focusing on software development, information technology consulting, maintenance and support.

Shanghai Fujie Business Consulting Limited, or Fujie.We acquired 100% interest of Fujie in October 2007. Fujie is focusing on Enterprise Resource Planning, or ERP, management consulting, software development, maintenance and support.

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

Beijing Yuxinyicheng Software Co. Ltd., or Yuxinyicheng Software. We established Yuxinyicheng Software in 2008, a wholly owned subsidiary.

Yucheng Sinowise Consultancy Service Limited. or Sinowise.We established Beijing Sinowisein April 2009 in conjunction with SmartSoft and hold a 40% interest, to provide high end IT consulting services for banks in China.

Yuxin Data Technologies Co., Limited.(Tianjin) or Yuxin Data. We established Yuxin Data in March 2010, a joint venture with NTT Data Group and hold a 49% interest, to provide E-Banking ASP services to small banks in China.

Beijing Yuxinyicheng Internet Technologies Co., Limitedor Yuxinyicheng Internet. We established Yucheng Internet in February 2011, to provide internet finance services. We hold 30% of the equity interests in the company.

Zhejiang Yuxinbanke Information Technologies Limited or Yuxinbanke.We established Yuxinbanke in September, 2011, to provide teller system services. We hold 40% of the equity interests in the company.

Tianjin Yuchengxin Information Security Technologies Limited or Yuchengxin. We acquired 100% interest of Yuchengxin in August, 2011to provide ID information services.

D. Property, plant and equipment.

Our principal executive offices is located at Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing where we lease approximately 3,788square meters of office space. We have seven other office locations in China, including Shanghai, Guangzhou, Xiamen, Chengdu, Dalian, Changchun and Tianjin. We own one property in Xiamen with a gross floor area of 1,258square meters and another property in Beijing with a gross floor area of 373 square meters, and we lease properties in all other cities with an aggregate gross floor area of 5,145 square meters. We use all these properties as office space for our employees. The aggregate rent for all our offices is RMB9,658,407(USD1,532,861) during 2011.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

On October 17, 2011, the Company received a comment letter raising a number of points for explanation, which was part of a continuing correspondence between the Company and the SEC staff about past disclosure in the Form 20-F Report filed for the fiscal year ended December 31, 2010. To date, the points raised in this letter, which are described below, are still under consideration and cover several different topic areas.

The first topic of the SEC staff was to obtain clarity and possible additional disclosure in Item 5 of Form 20-F, relating to “Operating and Financial Review and Prospects” about the cost management initiatives that the Company has been implementing in 2009 and 2010 and their potential impact on the Company financial condition and results of operations.

The second topic of the SEC staff was expansion of disclosure in the Company reports under Critical Accounting Policies relating to Goodwill, to describe in greater detail the original businesses of the Company, which of those businesses are still in operation, and the proportion of those original businesses making up the current business. Additionally, the SEC staff requested disclosure about the part of the current business relating to acquired businesses, and the related goodwill impairment analysis performed by the Company for the acquired businesses.

The third topic of the SEC staff focused on disclosure in the Form 20-F Report discussions for the 2009 and 2010 fiscal years relating to gross profit and gross margin and operating expenses. The staff is seeking expanded discussion of these topics in the management discussion and analysis of financial results and operations areas and the reasons for the changes from one fiscal year to the next, with a view of expanding the overall discussion of the factors and the results.

The fourth topic of the SEC staff consisted of inquiries about the Company controls and procedures, which was to be provided to the staff and not for public disclosure purposes. The staff inquired about the credentials of the personnel engaged in the financial reporting process at many levels of the Company. The Company previously had provided information about specific persons and described levels of employees in the financial reporting areas of management, however, the staff sought more detail analysis of each individual who is primarily responsible for preparing and reviewing the U.S. GAAP financial statements, including detailed work experience records and the ongoing training program in U.S. GAAP of the financial reporting team.

The company has responded to these comments by correspondence dated April, 27, 2012, and in respect of some of the comments addressed the outstanding inquires through additional disclosure in this Form 20-F Report.

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

Our clients are primarily banking institutions in China; for a complete description, see “Item 4. B. Business Overview — Our Clients”.

We have one operating segment, we track our revenues by types and did not track expenses, operating income, or net income by revenue streams.

Our revenues was RMB489.1million(USD77.6 million) in 2011from RMB403.6 million in 2010 and from RMB354.5 million in 2009.

•	Our Software & Solutions revenue grew from RMB281.9 million in 2009 to RMB333.5 million in 2010 and to RMB425.7 million(USD67.6million) in 2011, representing a CAGR of 22.9%.

•	Our Platform Services revenue decreased to RMB2.0 million (USD0.3 million) in 2011 from RMB8.4million in 2010and from RMB12.5 million in 2009.

•	Our Maintenance Services revenue grew from RMB60.1 million in 2009 to RMB61.7 million in 2010 and decreased to RMB61.4 million (USD9.7 million) in 2011.

•	Our gross margins were 46.0% in 2009,48.8% in 2010 and 47.4% in 2011.

Our net income was RMB41.6million (USD6.6 million) in 2011as compared to RMB2.0 million in 2010 and the net loss of RMB4.2 million in 2009.

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

Revenue mix

We derive our revenues primarily from Software & Solutions and Platform & Maintenance Services. Platform Services has a much lower gross margin as compared to Software & Solutions and Maintenance Services. Our consolidated gross profit and gross margin are greatly affected by our revenue mix.

We began to shift our business focus to Software & Solutions in 2006. We currently typically only provide Platform & Maintenance Services as part of a larger client engagement that includes Software & Solutions, or if we anticipate that the Platform & Maintenance Services component will lead to future Software & Solutions revenue from the same client. As a result of these factors, our revenues from Platform & Maintenance Services as a percentage of total revenues on a net basis was 20.5% in 2009, 17.4% in 2010 and 13.0% in 2011. Our gross margins on a gross basis have therefore fluctuated in line with our revenue mix and were 47.4% in 2011compared to 48.8% in 2010and 46.0% in 2009.We intend to continue to focus on providing Software & Solutions, and expect the percentage of our revenues from Platform & Maintenance Services to gradually decrease.

Timing of Chinese banks’ outsourcing IT projects

Substantially all of our revenues are derived from IT projects for China’s Banks. As a result, our revenues for any given period are affected by the timing of our clients’ IT projects, which in turn depends on their internal budgeting and planning process. This process may differ, depending on the type of client and project. For example, the head offices of our Top Four and Joint-Stock bank clients generally determine the major IT solutions and services projects according to an annual budget and plan, which is usually finalized in the first calendar quarter of each year. In contrast, regional branches of these big banks and our SMB clients may decide smaller projects on a local basis and follow a less precise schedule. For more detailed information, please see “Item 3. Key Information – D. Risk factors. – Risks relating to our business – Fluctuations in our clients’ annual IT budgets and spending cycles and other factors can cause our revenues and results of operations to vary significantly from quarter to quarter and from year to year.”

Client composition

In 2006, our clients were primarily China’s Top Four banks. Beginning in 2007, we have gradually expanded our client base to include more Joint-Stock banks as well as SMBs. The percentage of our revenues derived from Joint-Stock banks accounted for 24.7% in 2009,29.2% in 2010 and 36.4% in 2011. At the same time, SMBs represented the following percentages of our revenues 23.2% in 2009,24.3% in 2010 and 34.4% in 2011.

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

Success in our acquisition and integration of acquired businesses

In addition to organic growth, we intend to grow by continuing to acquire or invest in complementary businesses to our existing business. Our acquisition of e-Channels in November 2006 and our acquisitions of five companies in 2007 broadened our solution and service offerings, increased our client base, strengthened our management talent and employee base and created a wider range of cross-selling and up-selling opportunities, which greatly contributed to our past growth, in particular our revenue growth from Software & Solutions and the improvement of our overall gross margin. Our future growth will continue to be affected by our ability to identify appropriate acquisition targets andacquire such targets at appropriate costs. In addition, as China’s banks are becoming more sophisticated in their IT requirements, they are increasingly favoring large solution and service providers with solid financial background and broad product offerings. As a result, we believe our industry are consolidating, which will favor larger players in the industry, such as us, more opportunities to grow by acquisition and acquiring additional market share.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of our assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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

Revenue recognition

The Company generates revenues primarily from Software & Solutions and Platform & Maintenance Services. Revenue is recognized as follows:

(i)Software & Solutions–Software & Solutions consist of software development services that require significant production, modifications, or customization of software or software system. Due to the long-term nature of software development, contract accounting is applied in accordance with ASC Topic 605-35, Construction-Type and Production-Type Contracts, and ASC Topic 985-605, Software - Revenue Recognition. Based on our experience, we apply the percentage-of-completion method of revenue recognition to account for the software development to the period from the start of the significant production, modification, or customization through to the last element delivered, which is the end of the software development contract. Labor costs and direct project expenses are used to determine the stage of completion. Revisions in estimated contract profits are made in the period in which the circumstances requiring the revision first become known. Provisions, if any, are made for anticipated losses on uncompleted contracts whenever it appears there may be a loss.

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

(ii)Platform & Maintenance Services–Platform & Maintenance Services consist of system integration service, agency sales and maintenance services. System integration services mainly consist of value added services of planning, designing, installing, integrating and testing of hardware sold to customers. Revenue from system integration services is recognized in accordance with FASB ASC Topic 605, Revenue Recognition, when the following conditions are all met: persuasive evidence of an arrangement exists, system integration services have been rendered and products have been delivered and accepted, the price is fixed or determinable and, collectibility is reasonably assured. Customer’s acknowledgement evidences their acceptance of the system integration work being completed at which time revenue is recognized. The contract revenue and related costs are deferred if the customer’s acknowledgement is not obtained.

Revenue from sales of IT equipment and software to the end users, which are limited to passing the IT equipment and software from vendors to end users, is treated as agency sales. The Company records as revenue the net difference between the amount it bills to end users and the fees charged by third party vendors. The Company considers the criteria set out in ASC Topic 605-45, Principal Agent Considerations, in determining whether it should recognize such revenues at gross or net of revenue. The Company believes that based on its arrangement with the system integrators, end users (banks) and the third party IT manufacturers, the net approach is appropriate as the Company is not the primary obligor to the end users, does not take general inventory risk, does not have latitude in establishing price and does not have discretion in supplier selection with respect to the IT equipment or software delivered to end users.

Maintenance service revenue is recognized ratably over the maintenance period.

Allowance for Accounts Receivable

Accounts receivable are carried at net realizable value. The Company reviews its accounts receivables on a periodic basis and makes specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. Balance of allowance of doubtful accounts was RMB15.4 million and RMB12.6 million at December 31, 2011 and 2010, respectively.

Impairment of long-lived assets

The Company evaluates for impairment its long-lived assets to be held and used, including property and equipment, intangible assets and other non-current assets, when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable in accordance with ASC Topic 360, Property, Plant and Equipment, or ASC Topic 350-30, General Intangibles Other than Goodwill, or ASC Topic 340, Other Assets and Deferred Cost. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimate undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value.

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

Capitalization of internal software development costs

Internal development of software products is accounted for in accordance with ASC Topic 985-20, Costs of Software to be Sold, Leased, or Marketed. ASC Topic 985-20 requires that the cost of developing software be expensed prior to establishing technological feasibility and those costs capitalized once technological feasibility has been established. Capitalization ceases upon general release of the software. The determination of whether internal software development costs are subject to capitalization is, by its nature, highly subjective and involves significant judgments. This decision could significantly affect earnings during the development period. Also, judgment is required in determination of no significant subsequent testing cost will be incurred after the capitalization of software development costs. Further, once capitalized, the software costs are generally amortized on a straight-line basis over the estimated economic life of the product. The determination of the expected useful life of a product is highly judgmental. Finally, capitalized software costs must be assessed for realizability at the end of each reporting period.

Pre-contract costs

Due to the business environment in which the Company operates, it is common practice that the Company commences the software development or IT consulting project for its banking clients without commercial contracts being signed. If the contracts are not obtained during the reporting period where implementation costs have been incurred, the Company defers revenue recognition for the related contracts until contracts are obtained. In accordance with ASC Topic 720-15, Start-Up Costs, costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained, including cost of equipment, direct labour costs, and other ancillary costs, are deferred until receipt of the signed contract, and are then included in contract costs or inventory.Such deferred costs, subject to their not being related to costs of start-up activities, are evaluated periodically for probability of recoverability.If deemed unrecoverable, deferred costs are expensed to operating expenses.

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

Goodwill is required to be tested at least on an annual basis for impairment or on an interim basis if an event occurs or circumstances change that would indicate a potential reduction of the fair value of the acquired businesses below its carrying value. The Company assesses goodwill for impairment by comparing the fair value of its reporting unit which contains its acquired businesses to its carrying amount to determine if there is potential impairment. If there is a potential impairment, as the carrying amount is greater than the fair value, we proceed to step 2 of the impairment test. An impairment loss is recognized for any excess of the carrying amount of the goodwill over the implied fair value of that goodwill. The carrying value of the acquired businesses reporting unit was USD56.3 million as of December 31, 2011. The implied fair value of goodwill is determined by allocating the fair value of the acquired businesses reporting unit to the assets and liabilities including unrecorded intangible assets. The residual amount is the implied fair value of the goodwill. Fair value for the acquired businesses reporting unit is determined based on discounted cash flow analysis, market multiples or appraised values, as appropriate. For step one of our impairment test, we determined the fair value of the acquired businesses reporting unit using a discounted cash flow analysis. The principal factors in the discounted cash flow analysis are:

•	Forecasted revenues from three business lines, software and solutions, maintenance services, and platform service.
•	Forecasted 18.0% weighted average cost of capital which is based on the average of the capital structure, cost of capital and inherent business risk profiles of the Company

The calculated fair value of the acquired businesses reporting unit amounted to USD 62.7 million which exceeded the carrying value of the acquired businesses reporting unit, by approximately 11%. Hence, the reporting unit of acquired businesses is considered not impaired in step one of our impairment test in accordance with ASC 350-20-35-6, and thus step two is not necessary.

As December 31, 2011, the market capitalization of the company was USD42.6 million, and the carrying value of the company including goodwill was USD 104.9 million with the percentage excess of 146%. The fair value of the company was estimated to be USD105.7 million with the implied premium of 148%, around 40% represented control premium , control premium is the extra pricing premium buyer normally pays when the buyer acquires the controlling ownership in a public company. There are not enough transactions to perform a general analysis of control premium in China’s IT services industry based on the relevant data from Bloomberg. As a result, we use all the M&A transactions in global software and IT sector as comparable transactions to analyze the control premium. The control premium was the median of the control premiums of this sample base, which is at about 40%, the remaining portions of the implied premium is attributable to the current factors:

1)	Negative market sentiment: Overall negative sentiment in US capital market toward Chinese companies due to accounting scandal; especially one scandal involved Longtop, which was considered direct competitor of the company.

2)	Asymmetric Information: Comparing Yuchengthe financial results of fourth quarter of 2011 to the same quarter in 2010, the achieved 38% increase in revenue, 26% increase in EBIT and 28% increase in net income, It also significantly outperformed the first three quarters in 2011. When fourth quarter of 2011 earnings released in February, the company's stock price rebound to USD 3, indicating that the stock price at the end of 2011 did not reflect the impact of the financial performance improvement, therefore, was considered undervalued.

3)	Inactive market: Due to small size, the company is not very actively traded in the market, and stock price tend to show low volatility. Monthly trading volume represents only 0.35% of total equity float during the year 2011.

The Company's stock price rebound from USD 2.25 at the end of 2011 to about USD 3 in first Quarter of 2012, up by 33%. Accordingly, the implied premium, excluded control synergies, decreased from 108% as of December 31, 2011 to 35% when the Company reached its highest price in 2012.

Based on above, the management concluded that there was no impairment of goodwill as of December 31, 2011.

The following events could change the results of our analysis, therefore, they could have a material adverse effect on the estimated future discounted cash flows:

•	Significant underperformance of our business relative to expected operating results;
•	Significant adverse economic and industry trends;
•	Significant decline in our market capitalization for an extended period of time relative to net book value; and
•	Expectations that theacquired businesses will be sold or otherwise disposed.

Income taxes

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

RECENTLY ISSUED ACCOUNTING STANDARDS

Recently Adopted Accounting Pronouncements

In October 2009, the FASB amended the ASC as summarized in Accounting Standards Update (“ASU”) 2009-14, “Software (ASC Topic 985): Certain Revenue Arrangements That Include Software Elements”, and ASU 2009-13, “Revenue Recognition (ASC Topic 605): Multiple-Deliverable Revenue Arrangements”. As summarized in ASU 2009-14, ASC Topic 985 has been amended to remove from the scope of industry specific revenue accounting guidance for software and software related transactions, tangible products containing software components and non-software components that function together to deliver the product’s essential functionality. As summarized in ASU 2009-13, ASC Topic 605 has been amended (1) to provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) to require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price; and (3) to eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method. The Company adopted ASU 2009-13 and ASU 2009-14 during the year and the adoption did not have an impact on the Company’s consolidated financial statements.

In April 2010, the FASB issued ASU 2010-13, “Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades”. It addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. ASC Topic 718, “Compensation—Stock Compensation”, was amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trade shall not be considered to contain a market, performance or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies for equity classification. The Company adopted ASU 2010-13 during the year and the adoption did not have an impact on the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU 2010-28, “Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. This ASU requires that reporting units with zero or negative carrying amounts perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The Company adopted ASU 2010-28 during the year and the adoption did not have an impact on the Company’s consolidated financial statements.

RECENT ACCOUNTING PRONOUCEMENTS NOT YET ADOPTED

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820)”: Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which provided clarifications for Topic 820 and also included instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurement has changed. This Update results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and IFRSs, and is effective during interim and annual periods beginning after December 15, 2011 for public entities. Early application by public entities is not permitted, and the adoption of ASU 2011-04 is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”, which gives an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This Update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments in this Update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 for public entities and is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

In September 2011, the FASB issued an amendment to ASC Topic 350, in ASU 2011-08 “Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment”, which simplifies how entities test goodwill for impairment. Under the amendment, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads the entity to determine that it is more likely than not that its fair value is less than its carrying amount. If after assessing the totality of events or circumstances, an entity determines that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then the two-step impairment test for goodwill is unnecessary. If the entity concludes otherwise, then it is required to test goodwill for impairment under the two-step process as described under paragraphs 350-20-35-4 of the ASC. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any, as described in paragraph 350-20-35-9 of the ASC. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 and early adoption is permitted. The Company is currently evaluating the impact of adopting this amendment, but it is not expected to have a material impact on the financial statements.

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on results of operations, financial condition, or cash flows, based on current information.

A. Operating Results.

The following table sets forth a summary of our consolidated statement of operations for the periods indicated. The operation results of any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	USD
				(unaudited)
	(in thousands, except percentages)

Net revenues	354,470	403,644	489,110	77,625

Cost of revenues	(191,333)	(206,647)	(257,304)	(40,836)

Gross profit	163,137	196,997	231,806	36,789

Research and development expenses	(13,829)	(10,531)	(15,470)	(2,455)
Selling and marketing expenses	(41,126)	(44,762)	(45,571)	(7,232)
General and administrative expenses	(117,207)	(104,465)	(118,123)	(18,747)
Gain (loss) on disposal of intangible assets and fixed assets	(182)	4,315	(167)	(27)
Total operating expenses	(172,344)	(155,443)	(179,331)	(28,461)

Other income (expenses):
Interest income	406	319	429	68
Interest expense	(2,861)	(4,527)	(6,204)	(985)
Income from short-term investment	1,203	0	0	0
Other income (expense), net	8,414	(94)	18	2
Total other income (expenses)	7,162	(4,302)	(5,757)	(915)

Income (loss) before income taxes	(2,045)	37,252	46,718	7,413
Income tax (expenses) benefits	5,250	(5,259)	(6,516)	(1,034)
Incomebefore equity method investees	3,205	31,993	40,202	6,379
Loss from equity method investees	(3,830)	(557)	(3,261)	(517)
Income(loss) before discontinued operations	(625)	31,436	36,941	5,862
Loss from operations of discontinued subsidiaries	(6,816)	(32,206)	0	0
Income (loss) before non-controlling interests	(7,441)	(770)	36,941	5,862
Non-controlling interests	3,241	2,735	4,686	744

Net income(loss)	(4,200)	1,965	41,627	6,606

REVENUES

 In 2009,2010 and 2011, our overall revenues amounted to RMB354.5 million, RMB403.6 million and RMB489.1 million (USD77.6million), respectively. We categorize our revenues by source as Software & Solutions and Platform & Maintenance Services.

We derive our revenues primarily from two sources, Software & Solutions and Platform & Maintenance Services. Platform Services has a much lower gross margin as compared to Software & Solutions and Maintenance Services. Our consolidated gross profit and gross margin are greatly affected by our revenue mix.

We began to shift our business focus to Software & Solutions in 2006. We currently typically only provide Platform & Maintenance Services as part of a larger client engagement that includes Software & Solutions, or if we anticipate that the Platform & Maintenance Services component will lead to future Software & Solutions revenue from the same client. As a result of these factors, our revenues from Platform & Maintenance Services as a percentage of total revenues on a net basis was 20.5% in 2009, 17.4% in 2010 and 13.0% in 2011. Our gross margins on a gross basis have therefore fluctuated in line with our revenue mix and were 47.4% in 2011 compared to 48.8% in 2010 and 46.0% in 2009. We intend to continue to focus on providing Software & Solutions, and expect the percentage of our revenues from Platform & Maintenance Services to gradually decrease.

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

Software & Solutions is the focus of our core business. Software & Solutions revenue as a percentage of our revenues accounted for 79.5% in 2009,82.6% in 2010 and 87.0% in 2011. We began to shift our business focus to Software &Solutionsin 2006, and thus we expect that Software & Solutions revenue will be our primary area of revenue growth in the near future, and its percentage of our revenues will continue to increase over time.

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

Platform & Maintenance Services have been historically a major part of our business. However, we increase the breadth of our IT capabilities and our service strength; we have been focusing on our Software & Solutions business, which have higher margins and greater long-term potential. We currently provide Platform & Maintenance Services as a component of a larger client engagement that includes Software & Solutions projects, or if we anticipate that the Platform & Maintenance Services project will lead to future Software & Solutions projects from the client. Platform & Maintenance Services revenue as a percentage of our revenues accounted for 20.5% in 2009, 17.4% in 2010 and 13.0% in 2011. We expect to gradually reduce Platform & Maintenance Services as a percentage of our revenuesas our business focus on software & solution.

Revenues by sources

The following tablesets forth our revenue sources and the corresponding percentage relative to our total revenues for the periods indicated. When recognizing our revenues on a gross basis, we had a CAGR of 17.5% from 2009 to 2011, including a CAGR of 22.9% for Software&Solutions.

	For the Year Ended December 31,
	2009		2010			2011
Revenues		% of		% of	% change			% of	% change
by		total		total	from			total	from
sources	Amount	Revenue	Amount	Revenue	2009	Amount		Revenue	2010
	RMB	%	RMB	%	%	RMB	USD	%	%
							(unaudited)
	(in thousands, except percentages)
Software & Solutions	281,894	79.5	333,543	82.6	18.3	425,687	67,560	87.0	27.6
Platform services	12,505	3.5	8,441	2.1	(32.5)	2,039	323	0.4	(75.8)
Maintenance and ancillary services	60,070	16.9	61,659	15.3	2.6	61,384	9,742	12.6	(0.4)
Total	354,470	100.0	403,644	100.0	13.9	489,110	77,625	100.0	21.2

Software & Solutions revenue by solution type

We provide different types of software-related solutions, including Channel Solutions, Management Solutions and Business Solutions. We experienced rapid growth in Channel Solutions and Business Solutions from 2009 to 2011. The following table sets forth our Software & Solutions revenue by solutiontype.

	For the Year Ended December 31,
	2009		2010			2011
		% of		% of	% change			% of	% change
Software & Solutions		total		total	from			total	from
revenue by type	Amount	Revenue	Amount	Revenue	2009	Amount		Revenue	2010
	RMB	%	RMB	%	%	RMB	USD	%	%
							(unaudited)
	(in thousands, except percentages)
Channel related	131,660	46.7	122,737	36.8	(6.8)	164,719	26,142	38.7	34.2
Business related	78,928	28.0	131,130	39.3	66.1	146,851	23,306	34.5	12.0
Management related	71,306	25.3	79,676	23.9	11.7	114,117	18,112	26.8	43.2
Total	281,894	100.0	333,543	100.0	18.3	425,687	67,560	100.0	27.6

Revenues by client types

Our clients are primarily China’s banks; however, we also provide IT-related solutions and services to certain non-banking clients, such as government agencies and other corporations when such market demand arises. However, we generally do not actively market our solutions and services to these clients and we do not consider them as our core clients.

We provide Software & Solutions primarily to Top Four banks, in particular China Construction Bank. In 2009, 2010 and 2011, our revenues from China Construction Bank, our largest client, amounted to RMB120.7 million, RMB91.6 million and RMB83.6 million (USD13.3 million), respectively, and accounted for 34.0% , 22.7% and 17.1%, respectively, of our total revenues. Our contracts with China Construction Bank were signed separately with different departments within the bank group, branches at the provincial level and headquarters and we consider each of them effectively separate clients, since the decision makers and budgets are unrelated. China Construction Bank has been our client since 1999, and we have maintained a good relationship with various organizations within the bank.

Starting in 2007, we have actively expanded our client base to include more Joint-Stock banks and SMBs, both through organic growth and through acquisitions of companies with clients in those segments. As a result, revenues from our Joint-Stock bank clients increased by RMB90.2 million, from RMB87.6 million in 2009 to RMB177.8 million (USD28.2 million) in 2011, and their percentage of our total revenues increased from 24.7% in 2009 to 29.2% in 2010 and 36.4% in 2011. Furthermore, our revenues from SMBs and other banks was RMB82.2 million in 2009, RMB98.2 million in 2010 and RMB168.4 million (USD26.7 million) in 2011, and their percentage of our total revenues increased from 23.2% in 2009 to 24.3% in 2010 and to 34.4% in 2011.

The following tablesets forth our Software & Solutions revenue by client type for the periods indicated.

	For the Year Ended December 31,
	2009		2010			2011
Software &					% change				% change
Solutions by		% of		% of	from			% of	from
client type	Amount	total	Amount	total	2009	Amount		total	2010
	RMB	%	RMB	%	%	RMB	USD	%	%
							(unaudited)
	(In thousands,except percentage)
Top Four Banks (Tier I)	121,551	43.1	101,560	30.4	(16.4)	101,797	16,156	23.9	0.2
Joint-Stock Banks (Tier II)(1)	59,195	21.0	104,060	31.2	75.8	153,662	24,387	36.1	47.7
SMBs (Tier III) and Other Banks(2)	75,138	26.7	81,826	24.5	8.9	157,870	25,055	37.1	92.9
Other(3)	26,010	9.2	46,096	13.8	77.2	12,358	1,962	2.9	(73.2)
Total	281,894	100.0	333,543	100.0	18.3	425,687	67,560	100.0	27.6

(1) Includes PBOC and policy banks.

(2) Includes foreign banks.

(3)Includes mostly platform revenues from security brokerage companies and telecom companies, and software revenues subcontracted from third parties, whose end customers are also banks in China

From 2010 to 2011, our Software & Solutions revenue from Joint-Stock banks grew at 47.7%, which is much faster than our total revenue growth because we focused on providing Software & Solutions to these bank clients. As a result, our percentage of Software & Solutions revenue from Joint-Stock banks increased to 36.1% in 2011, compared to 31.2% in 2010. The percentage of Software & Solutions from SMBs increased to 37.1%, compared to 24.5% in 2010.

 The following table sets forth our Platform & Maintenance Services revenue by client type for the periods indicated.

	For the Year Ended December 31,
Platform &	2009		2010			2011
maintenance					% change				% change
services by		% of		% of	from			% of	from
client type	Amount	total	Amount	total	2009	Amount		total	2010
	RMB	%	RMB	%	%	RMB	USD	%	%
							(unaudited)
	(In thousands,except percentage)
Top Four Banks (Tier I)	17,143	23.6	22,246	31.7	29.8	19,928	3,163	31.4	(10.4)
Joint-Stock Banks (Tier II)(1)	28,404	39.1	13,609	19.4	(52.1)	24,172	3,836	38.1	77.6
SMBs (Tier III) and Other Banks(2)	7,039	9.7	16,413	23.4	133.2	10,499	1,666	16.6	(36.0)
Other(3)	19,990	27.5	17,833	25.4	(10.8)	8,824	1,400	13.9	(50.5)
Total	72,576	100.0	70,101	100.0	(3.4)	63,423	10,065	100.0	(9.5)

(1) Includes PBOC and policy banks.

(2) Includes foreign banks.

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

COST OF REVENUES

Our cost of revenues includes costs directly attributable to revenues. Our overall cost of revenues on a gross basis increased 24.5% to RMB257.3 million (USD40.8million) in 2011, compared to RMB206.6million in 2010 in line with the revenues growth. For Software and Solutions line of businesses, cost of revenues consists mostly of wages, benefits, and travel costs for engineers who work on projects. The headcount of our engineers increased from 1,527 in 2009, 1,971 in 2010 to 2,331 in 2011,resulting the cost of revenues increased over the year.

The following table sets forth our cost of revenues by revenue source for the periods indicated on a gross basis.

	For the Year Ended December 31,
	2009		2010			2011
					% change				% change
Cost of		% of		% of	from			% of	from
revenues by sources	Amount	total	Amount	total	2009	Amount		total	2010
	RMB	%	RMB	%	%	RMB	USD	%	%
							(unaudited)

	(in thousands, except percentages)
Software & Solutions	(156,678)	81.9	(170,737)	82.6	9.0%	(238,858)	(37,909)	92.8	39.9%
Platform services	(10,515)	5.5	(7,687)	3.7	-26.9%	(1,099)	(174)	0.4	-85.7%
Maintenance and ancillary services	(24,140)	12.6	(28,223)	13.7	16.9%	(17,347)	(2,753)	6.8	-38.5%
Total	(191,333)	100.0	(206,647)	100.0	8.0%	(257,304)	(40,836)	100.0	24.5%

Our cost of revenues on a net basis grew from RMB180.8 million in 2009to RMB199.0 million in 2010 and to RMB256.2million(USD40.7 million) in 2011, representing a CAGR of 19.0%, including a CAGR of 23.5% for Software & Solutions and a CAGR of-15.2% for Maintenance Services. We have included a net basis representation to reflect our costs and distinguishes between our own costs and the cost of third-party hardware and software. Below are our costs of revenues as recognized on a net basis.

	For the Year Ended December 31,
	2009		2010			2011
					% change				% change
Cost of		% of		% of	from			% of	from
revenues by sources	Amount	total	Amount	total	2009	Amount		total	2010
	RMB	%	RMB	%		RMB	USD	%	%
							(unaudited)
	(in thousands, except percentages)
Software & Solutions	(156,678)	86.6	(170,737)	85.8	9.0%	(238,858)	(37,909)	93.2	39.9%
Platform services	0	0.0	0	0.0	N.A.	0	0	0.0	N.A.
Maintenance and ancillary services	(24,140)	13.4	(28,223)	14.2	16.9%	(17,347)	(2,753)	6.8	-38.5%
Total	(180,818)	100.0	(198,960)	100.0	10.0%	(256,205)	(40,662)	100.0	28.8%

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

GROSS PROFIT AND GROSS MARGIN

The following table sets forth our gross profit and gross margin for the periods indicated on a gross basis, our gross margin is more volatile due to our revenue mix since Platform Services has a much lower gross margin as compared to Software & Solutions.

	For the Year Ended December 31,
	2009		2010		2011
	Gross	Gross	Gross	Gross	Gross		Gross
	profit	margin	profit	margin	profit		margin
	RMB	%	RMB	%	RMB	USD	%
						(unaudited)
	(in thousands, except percentages)
Software & Solutions	125,216	44.4	162,807	48.8	186,829	29,651	43.9
Platform services	1,990	15.9	754	8.9	940	149	46.1
Maintenance and ancillary services	35,931	59.8	33,436	54.2	44,037	6,989	71.7
Total	163,137	46.0	196,997	48.8	231,806	36,789	47.4

Software &Solutions: the gross margin was 43.9% for the year ended December 31, 2011 compared to 48.8% for the year end December 31, 2010. The decrease in the gross margin was primarily due to the increase in labor costs including additional project bonus this year and increased subcontracting to our strategic partner where our margin is significant lower.

Software &Solutions: the gross margin was 48.8% for the year ended December 31, 2010 compared to 44.4% for the year end December 31, 2009. The increase was primarily due to better cost management of the software development project.

Platform Services: the gross margin was 46.1% for the year ended December 31, 2011 compared to 8.9% for the year end December 31, 2010.Our gross margin of platform services was volatile since different projects had different gross margins.

Platform Services: the gross margin was 8.9% for the year ended December 31, 2010 compared to 15.9% for the year end December 31, 2009. The decrease was primarily due to the gross margin of several Platform Services projects in 2009 being higher than the normal level, which is 10%.

Maintenance Services: the gross margin was 71.7% for the year ended December 31,2011 compared to 54.2% for the year end December 31, 2010. The increase in gross margin was due mainly due to revised accrued service fee to China Financial Certification Authority(CFCA), our partner in the e-banking ASP business.

Maintenance Services: the gross margin was 54.2% for the year ended December 31,2010 compared to 59.8% for the year end December 31, 2009. The decrease was primarily due to the decrease of agency revenue.

OPERATING EXPENSES

Our operating expenses consist of research and development expenses, selling and marketing expenses and general and administrative expenses. Our operating expenses increased 15.4% from RMB155.4 million in 2010 to RMB179.3million (USD28.5million) in 2011, primarily due to the increase of labor costs and the increase of research and development expenses for enhancing our research and development capability.

Our operating expenses decreased 9.8% from RMB172.3million in 2009 to RMB155.4 million (USD23.5 million) in 2010, primarily due to decrease in general and administrative expenses, which will be analyzed in greater detail in the following section. The following table sets forth our operating expenses for the periods indicated.

	For the Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	USD
				(unaudited)
	(in thousands)
Research and development	(13,829)	(10,531)	(15,470)	(2,455)
Selling and marketing	(41,126)	(44,762)	(45,571)	(7,232)
General and administrative	(117,207)	(104,465)	(118,123)	(18,747)
Gain (loss) on disposal of intangible assets and fixed assets	(182)	4,315	(167)	(27)
Total	(172,344)	(155,443)	(179,331)	(28,461)

Research and development expenses

R&D expenses consist primarily of staff costs, which include salaries, bonuses and benefits for research and development personnel. R&D expenses also include travel expenses of our research and development personnel as well as depreciation of hardware equipment and software tools and other materials used in our research and development activities. We capitalize certain internal software development expenses after technological feasibility is established, which are amortized according to its estimated useful life. Our internal software development expenses amounted to RMB22.2 million as of the end of 2009,RMB18.3million as of the end of 2010 and RMB27.5 million(USD4.4million) as of the end of 2011, of which RMB8.4 million and RMB7.8million and RMB12.0 million (USD1.9million) were capitalized in2009,2010 and 2011, respectively. The capitalized amounts will be amortized according to its useful life. We also incur significant R&D related costs in connection with our client projects, which we record as cost of revenues for the client projects rather than R&D expenses.

Our R&D expenses increased significantly in 2007, primarily due to an expansion of our R&D staff resulting from the acquisition of e-Channels in November 2006 and the additional acquisitions in 2007. The number of our R&D personnel totaled 52 in 2009, 71 in 2010 and 89 in 2011.We expect our R&D expenses to continue to increase as we further expand our solution and service offerings. Our R&D expenses as a percentage of our Software&Solutions revenues were 5.1% in 2009,3.1% in 2010 and 3.6% in 2011.

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

We started our restructuring initiatives in the middle of 2009, which covered improving project management and changing sales policies.

In the area of project management, we put into much tighter monitoring on the project costs incurred to the milestone achieved. Our IT system will send out warnings to project managers in the case of a cost overrun based on the project budget and require correction measures to make sure the project is back on schedule. This has helped improved our gross margins in the last two years. In addition, it also helped avoiding ramping up the cost upfront before the contract is signed, which will result in the write-off of a significant percentage of budgeted cost for a failed project. With the better cost monitoring, we have not had the kind of write-offs on the revenues or costs since 2010 as in the fourth quarter in 2009.

For sales system, we made two major changes. Firstly, we improved the evaluations of sales staff and managed the sales expenses better based on the progress of each sales staff’s quota. With the change, we were able to achieved consistent revenues growth with declining headcount in sales staff in the last two years. Secondly, we increased the weight of incentives that is tied to the collection of accounts receivables. This has resulted in the gradual but steady improvement in days sales outstanding (DSO) benchmark. The following data of software solutions revenue per sale person and DSOs over the last three years are a good demonstration of the improvements we have made in the last three years.

Revenues in RMB ‘000s	2009	2010	2011
Software Solutions Revenues	281,894	333,543	425,687
Sales Headcount	68	55	53
Software Revenues per Sales person	4,145	6,064	8,032

Days Sales Outstanding (DSOs)	215	151	161
Non-GAAP Days Sales Outstanding	139	95	110

Note: DSOs for year 2010 were skewed as USD 2.7 million of accounts receivables were written off in Q4 of 2009. Otherwise, the DSOs have been on a consistent decline.

Our total sales and marketing expenses were RMB41.1 million, RMB44.8 million and RMB45.6 million (USD7.2million) for 2009, 2010 and 2011 respectively. Our selling and marketing expenses increased by 1.8% from RMB44.8 million in 2010 to RMB45.6million (USD7.2million) in 2011, primarily due to the increase in sales personnel bonus as the increase of our signed contracts amountand legal expenses.Our selling and marketing expenses increased by 9.0% from RMB41.1 million in 2009 to RMB44.8 million (USD6.8million) in 2010, primarily due to the increase in personnel cost. Our overall selling and marketing expenses as a percentage of revenues were 11.6% in 2009, 10.9% in 2010 and 9.3% in 2011.Our overall selling and marketing expenses as a percentage of revenues decreased from 10.9% in 2010 to 9.3% in 2011, mainly due to the increase in our revenues. Our overall selling and marketing expenses as a percentage of revenues decreased from 11.4% in 2009 to 10.9% in 2010, mainly due to the increase in our revenues. The number of our sales personnel totaled 68 in 2009, 55 in 2010 and 53 in 2011.Although the number of sales personnel decreased in last 3 years, the total signed contracts amount increased, and the sales personnel bonus increased every year.

We expect our selling and marketing expenses to continue increase with revenues as we expand our product offerings and revenues.

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for administrative personnel, such as personnel in our management, finance and accounting, legal and human resource functions, their travel expenses and other expenses for general administrative functions, costs for professional services, including legal, tax and accounting services, and allocation of overhead costs to general and administrative functions, such as rent, communication and depreciation. Our general and administrative expenses also include amortization of intangible assets relating to our acquisition of e-Channels, which amounted to RMB1.2million and Stock-based compensations of RMB7.5 million in 2011.

Our general and administrative expenses were RMB117.2 million in 2009,RMB104.5 million in 2010 and RMB118.1million (USD18.7million) in 2011 respectively. Our general and administrative expenses increased13.1%from RMB104.5million in 2010 to RMB118.1 million (USD18.7million) in 2011, primarily due to the increase of labor costs and the increase of our revenues. Our general and administrative expenses decreased 10.9%from RMB117.2 million in 2009 to RMB104.5 million (USD15.8million) in 2010, primarily attributable to a bad debt charge of RMB18.3 million which we took in 2009.

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

	For the Year Ended December31,
	2009	2010	2011
	RMB	RMB	RMB	USD
				(unaudited)
	(In thousands)
Value-added tax refund for software products sold	3,920	124	2,662	422
Technology subsidy	395	-	-	-
Business tax and surcharges refund	60	1,258	-	-
Finance subsidy	-	4,017	9,823	1,559
Other	30	9	-	-
Total	4,405	5,408	12,485	1,981

INCOME BEFORE INCOME TAXES

As a result of the foregoing, loss from operations was RMB2.0 million in 2009,income from operations was RMB37.3 million in 2010 and RMB46.7million (USD7.4million) in 2011 and our operating margin increased to 9.6% from 9.2% in 2010.

Other expenses

Total other expenses was RMB5.8 million (USD0.9 million) in 2011as compared to total other expensesof RMB4.3 million in 2010, primarily due to the increase of interest expenses.

Non-controlling interests

Non-controlling interests amounted to RMB-4.7 million (USD-0.7million) in 2011 as compared to RMB-2.7 million in 2010, primarily due to the net loss occurred from Sunrisk business.

INCOME TAXES

Our PRC subsidiaries are subject to PRC enterprise income tax, which is calculated based on taxable income determined under PRC accounting principles. On March 1, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“New Tax Law”)which was taken effect on January 1, 2008. As a result of the new tax law, the statutory income tax rate changed from 33% to 25% , taking effect from January 1, 2008. The preferential tax rate previously enjoyed by the Company is gradually transitioned to the new standard rate of 25% over a five-year transitional period. In addition, article 28 of the New Tax Law states that the income tax rate of the “high-tech” company will remain at 15%. Accordingly, the carrying amount of the deferred tax assets and liabilities, as a result of the change in tax rate, was adjusted in the consolidated statements of operations of the Company for year ended December 31, 2008.

Under current enterprise income tax regime, some of our subsidiaries reacquired the high-tech enterprises qualifications and continued enjoying the preferential income tax rate and /or the tax holidays. As a result, our income tax expenses were RMB-5.3 million,RMB5.3 million and RMB6.5 million (USD1.0million) , and our effective tax rate was 89.4%,14.3% and 13.9% in 2009,2010 and 2011, respectively. Without the preferential income tax rate and the tax holiday, our income tax expenses would have been RMB0.4million,RMB14.6million and RMB22.8million (USD3.6million) in 2009,2010 and 2011, respectively.

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

Income tax expenses

Income tax expenses were RMB6.5million (USD1.0million) in 2011compared with an income tax expenses RMB5.3 million in 2010 and income tax benefit RMB5.3 million in 2009. Our effective tax rate was 13.9% in 2011compared with 14.3% in 2010 and 89.4% in 2009.

NET INCOME

As a result of the previous factors, our net income from continued operations increased from RMB34.2 million in 2010 to RMB41.6 million (USD6.6million) in 2011. Our net income increased from RMB2.0 million in 2010 to RMB41.6million (USD6.6million) in 2011. The corresponding net margin was 0.5% in 2010 and 8.5% in 2011.Our net income from continued operations was RMB2.6 million, our net income was RMB-4.2 million in 2009 and the corresponding net margin was-1.2% in 2009.

INFLATION

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately -0.7%,3.3% and 5.4% in 2009, 2010and 2011, respectively. Given the volatility and uncertainty, we cannot make any assurances that we will not be adversely affected by inflation and/or deflation in the future.

B.Liquidity and capital resources.

LIQUIDITY AND CAPITAL RESOURCES

We have historically financed our operations through sales of equity interests, bank loans and cash generated from operations. For the years ended December 31,2009, 2010 and 2011, our operating activities, acquisitions and strategic investment have been our principal uses of cash. As of December 31, 2011, we had RMB204.8million (USD32.5million) in cash and cash equivalents, consisting of cash on hand and bank deposits with original maturity of three months or less.

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

The following table sets forth our outstanding borrowings as of the dates indicated.

	For the Year Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	USD
				(unaudited)
	(in thousands)
Short-termbankborrowings	80,000	81,000	119,954	19,038
Total	80,000	81,000	119,954	19,038

The short-term borrowing of RMB120.0 million (USD19.0 million) as of December 31, 2011represented the sum of six borrowings, comprising:

(i)       the borrowing of RMB32,100,000 effective from March 29, 2011 to March 28, 2012 with an annual interest rate of 7.257%; and

(ii)      the borrowing of RMB19,853,739 effective from June 20, 2011 to June 19, 2012 with an annual interest rate of 7.544%; and

(iii)     the borrowing of RMB28,000,000 effective from June 29, 2011 to April 28, 2012 with an annual interest rate of 7.544%; and

(iv)     the borrowing of RMB15,000,000 effective from August 26, 2011 to February 25, 2012 with an annual interest rate of 6.893%; and

(v)      the borrowing of RMB15,000,000 effective from September 30, 2011 to March 29, 2012 with an annual interest rate of 7.015%; and

(vi)     the borrowing of RMB10,000,000 effective from November 17, 2011 to November 16, 2012 with an annual interest rate of 6.560%.

The preceding three borrowings were guaranteed by Beijing Sihitech and Mr. Weidong Hong without bearing guarantee fee.

The fourth and fifth borrowings were guaranteed by Mr. Weidong Hong without bearing guarantee fee.

The last borrowing was guaranteed by Yuxinyicheng without bearing gurarantee fee.

The following tablesets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	USD
				(unaudited)
	(in thousands)
Net cash provided by (used in)operating activities	64,974	(24,584)	33,781	5,361
Net cash used in investing activities	(55,438)	(54,291)	(30,182)	(4,790)
Net cash provided by (used in) financing activities	(2,710)	(5,166)	38,639	6,132
Net increase (decrease) in cash and cash equivalents	6,826	(84,041)	42,238	6,703
Cash and cash equivalents at beginning of year	239,751	246,577	162,536	25,796
Effect on exchange rate changes on cash and cash equivalents	-	-	27	4
Cash and cash equivalents at end of year	246,577	162,536	204,801	32,503

We had a net cash inflow from operating activities of RMB33.8million (USD5.4million) in 2011 compared with a net cash out flow of RMB24.6million in 2010. Our net cash inflow from operating activities in 2011was primarily due to the net income of RMB41.6 million.

We use percentage of completion method for revenue recognition of our Software & Solutions. However, our billing schedules are not necessarily based on percentage of completion schedule. As a result, there may be a timing difference between revenue recognition and actual billing for uncompleted projects.

Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts are the amount of our revenue recognition ahead of the actual billing to our customers. Billings in Excess of Costs and Estimated Earnings on Uncompleted Contracts are the amount of actual billings ahead of our revenue recognition.

The number of uncompleted projects as of the end of fiscal year decreased from 491 in 2010 to 943 in 2011. Accumulated billings for a project, which is at an earlier stage of completion is normally less than accumulated billings for the project which is at a later stage of completion. The company normally starts issuing invoices when a project is 30% completed. As of December 31, 2011, 29.1% of uncompleted projects were less than 30% completed whereas 26.0% of uncompleted projects were less than 30% completed as of December 31, 2010.

We had a net cash outflow from operating activities of RMB24.6million (USD3.7 million) in 2010 compared with a net cash inflow of RMB65.0 million in 2009. Our net cash outflow from operating activities in 2010 was primarily due to an increase in trade accounts receivables of RMB77.8 million, including an impact of dispose of POS Company of RMB29.0 million.

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

We had a net cash inflow from operating activities of RMB65.0million (USD9.5 million) in 2009 compared with a net cash inflow of RMB106.3 million in 2008, while our revenues decreased to RMB380.4 million (USD55.7 million) in 2009 compared with RMB676.8 million in 2008. Our net cash inflow from operating activities in 2009 was primarily due to an decrease in trade accounts receivables of RMB116.4 million, offset by a decrease in trade accounts payable of RMB51 million and an increase in the billings in excess of costs and estimated earnings on uncompleted contracts of RMB3.7million. The decrease of accounts receivables was mainly due to implementation of a new compensation scheme gave incentive to our sales staff which resulted in quicker collection of receivables from our customers.

As of December 31, 2011, the accumulated balance of our statutory reserve funds amounted to RMB57.3 million (USD9.1 million), and the accumulated profits of our consolidated PRC entities that were available for dividend distribution amounted to RMB369.8 million (USD58.7 million), there are differences between the accumulated profits pursuant to Chinese Generally Accounting Principles and the reported accumulated profits in our Form 20-F under U.S. GAAP. The total difference approximated RMB35.4 million (USD5.6 million) as of December 31, 2011. The major differences are due to different treatment in the areas of i) revenue recognition; ii) capitalization of intangible assets; iii) recognition of pre-contract costs and iv) recognition of tax losses. Allocations from these statutory surplus reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. In addition, the registered capital and additional paid-in capital of the Company's PRC entities may not be transferred to the Company in form of loans, advances or cash dividend without the consent of PRC government. As of December 31, 2011, the registered capital, additional paid-in capital, and statutory surplus reserves amounted to RMB778.4 million (USD123.5 million).

Investing activities

Net cash used in investing activities was RMB30.2 million (USD4.8 million) in 2011, primarily comprising payment of capital expenditure of RMB25.3 million, and new investment of joint venture of RMB12.3 million, partially offset by proceeds from disposal of investment under equity method of RMB11.5 million.,

 Net cash used in investing activities was RMB54.3 million (USD8.2 million) in 2010, primarily comprising payment of capital expenditure of RMB21.4 million, payment of purchase of subsidiaries of RMB1.6 million and new investment of joint venture of RMB29.4 million, partially offset by proceeds from disposal of investment under equity method of RMB2.6 million.

Net cash used in investing activities was RMB55.4 million (USD8.1 million) in 2009, primarily comprising payment of capital expenditure of RMB35.6 million, advances to investments under equity method of RMB22.8 million, payment of purchase of subsidiaries of RMB11.1 million and investment in equity method investments of RMB13.7 million, partially offset by collection of advances to investments under equity method of RMB21.2 million and proceeds from disposal of investment under equity method of RMB8.0 million.

Financing activities

Net cash provided by financing activities was RMB38.6 million (USD6.1 million) in 2011, primarily comprising repayment of bank borrowings of RMB81.0 million, and repayment of capital lease of RMB0.3 million, partially offset by proceeds from bank borrowings of RMB120.0 million.

Net cash used in financing activities was RMB5.2 million (USD0.8 million) in 2010, primarily comprising repayment of bank borrowings of RMB100.0 million, dividends paid to ex-owners of RMB3.9 million and payment of capital lease of RMB2.2 million, partially offset by proceeds from bank borrowings of RMB101.0 million.

Net cash used in financing activities was RMB2.7 million (USD0.4 million) in 2009, primarily comprising repayment of bank borrowings of RMB188.5 million and deemed distribution of RMB18.3 million, partially offset by proceeds from bank borrowings of RMB208.5 million.

CAPITAL EXPENDITURES

Our capital expenditures amounted to RMB35.6 million, RMB21.2 million and RMB 34.1 million (USD5.4 million) in 2009, 2010 and 2011, respectively. The capital expenditures for fixed assets including computer equipment, office equipment and furniture, and vehicles are RMB5.8 million (USD0.9 million) and the capital expenditures for intangible assets are RMB 28.4 million (USD 4.5 million) including internal software development and acquired intangible assets from Tianjin Yuchengxin.

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

E. Off-balance sheet arrangements.

We have not entered into any financial guarantees or other commitments to guarantee payment obligations of any third-parties.

F. Disclosure of contractual obligations.

The following table sets forth our contractual obligations and commercial commitments as of December 31,2011.

	Total	Within 1 Year	1-3 years	3-5 years	More than 5 years
	(RMB in thousands)
Bank debt	119,954	119,954	-	-	-
Interest on bank debt	2,389	2,389	-	-	-
Operating leases	2,376	2,170	206
Total	124,719	124,513	206	-	-

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

 A.   Directors and senior management.

The following table sets forth certain information regarding our directors and executive officers as of March 31, 2011.

Name	Age	Position
Weidong Hong	45	Chairman of the Board and Chief Executive Officer
ShuoZeng	42	Director, Chief Operating Officer
Steve Dai	45	Chief Financial Officer
Jeffrey RWilliams	58	Independent Director
Tianqing Chen	68	Independent Director
Yingjun Li	61	Independent Director
Zhengong Chang	61	Independent Director
Ning Jia	32	Independent Director

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

ShuoZeng is our Chief Operating Officer and has served as a director of our board since November 2004. Mr. Zeng was the founder, Chairman and Chief Executive Officer of e-Channels BVI. From July 1991 to May 2000, Mr. Zeng held several senior positions in the Nantian Group, a manufacturer of electronic and communication equipment in China that is publicly listed in the Shenzhen Stock Exchange, including General Manager of the Information Product Department and Finance Project & System Integration Department. Mr. Zeng holds a B.E. in automation from Beijing Polytechnic University.

Steve Dai is our Chief Financial Officer. Mr. Dai joined the company in May 2009. Before that, from June 2007 to April 2009 he was the Chief Financial Officer of Beyondsoft Limited, one of the leading IT outsourcing companies in China. From 2004 to 2007, he was the Chief Financial Officer of Airport City Development Co., Ltd. in Beijing, a leading logistics property and airport city development company in China. He also worked in UBS in New York City and IBM in Austin, Texas. Mr. Dai holds a M.B.A. in Finance and Strategic Management from the Wharton Business School of University of Pennsylvania, a M.S. in Electrical and Computer Engineering from University of Miami, and a B.S. in Electrical Engineering from the University of Science and Technology of China.

Jeffrey R. Williams is an independent director and has served on our board since February 2009. He has over 25 years of experience in China, Hong Kong and Taiwan in the financial services industry. He currently serves as an independent director and risk management committee chair of China Universal Asset Management Co. Prior to that, Mr. Williams was the President of Shenzhen Development Bank, where he served as the first foreign president of a Chinese commercial bank. Previously, he held a number of senior executive positions at Citibank, American Express and Standard Chartered within Greater China. Mr. Williams holds an A.B., magna cum laude, from Harvard College and a M.B.A. from Harvard Business School.

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

Yingjun Li has spent nearly 40 years at China Construction Bank (“CCB”) where he had various roles including president of Liaoning provincial branch and Neimeng provincial branch. Mr. Li is currently a distinguished specialist at CCB headquarter. Mr. Li is a certified senior accountant and certified senior banking specialist.

Zhengong Chang is the Chairman of Beijing Fuyuejiasheng Investment Co., Ltd. Mr. Chang spent over twenty years in the United States and Canada before he returned to China in 2010. Prior to his return, Mr. Chang was the President of CBL Data Recovery Technologies Inc. in Toronto, Canada, and co-chairman of Federation of Sino-Canadian Business Marketing Association. Mr. Chang received his Master Degree in Computer Science from Stevens Institute of Technology in New Jersey.

Ning Jia joined the School of Economics and Management of Tsinghua University as an associate professor in accounting and financial management in January 2008. Ms. Jia received her Ph.D. in accounting and Master Degree in statistics, both from Stanford University, and Bachelor Degree in computer science from University of Minnesota.

B.    Compensation.

In 2011, the aggregate total cash compensation and shares issued to our directors and executive officers as a group was approximately RMB3.5 million (USD0.6 million) and 12,000 shares. Shares granted from 2006 performance equity plan are stated in the chart found below.

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

 Share-based compensation

In 2010 and 2011, we entered into award agreements pursuant to our 2006 Performance Equity Plan, or the “Equity Plan”. Under the award agreements, we have granted 1,385,232 restricted shares as of December 31, 2011.

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

Share Incentive Plans

2006 Performance Equity Plan

Plan Administration. Our board of directors or our compensation committee administer 2006 Performance Equity Plan. The compensation committee or the full board of directors, as appropriate, will determine the provisions, terms and conditions of our awards.

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

The following table summarizes, from January 1, 2010 to March 31, 2012, the outstanding restricted shares that we granted to our directors and officers under our 2006 Performance Equity Plan.

	Restricted Shares		End of Vesting
Name	Units Granted	Grant Date	Period
ShuoZeng	50,000	August 3, 2010	December 31, 2012
Steve Dai	*	August 3, 2010	December 31, 2012

	Restricted Shares		End of Vesting
Name	Units Granted	Grant Date	Period
ShuoZeng	30,000	April 18, 2011	January 1, 2014
Steve Dai	*	April 18, 2011	January 1, 2014

*     Upon exercising of all options that are exercisable with 60 days after March 31, 2012 and vesting of all restricted shares unites that are to be vested within 60 days after March 31, 2012, would beneficially own less than 1% of our outstanding ordinary shares.

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

Options. Under the Plan, our compensation committee may award stock options that are intended to qualify as “incentive stock options” within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, as well as those not intended to be so qualified. Our compensation committee will fix the term of each stock option. However, incentive stock options may be granted only within the ten-year period commencing from the effective date of the Plan, and may only be exercised within ten years from the date of the grant, or five years from the date of the grant in the case of a participant who at the time the stock option is granted owns more than 10% of the total combined voting power of all of our classes of voting securities. The exercise price of stock options granted under the Plan will be determined by our compensation committee at the time of the grant, but in no event will the price be less than the market price of any share of common stock. The number of shares covered by incentive stock options which become exercisable for the first time by participants in any year cannot have an aggregate fair market value in excess of USD100,000, measured at the date of the grant. Payment of the exercise price may be made in cash, in shares of our ordinary shares owned by the participant, in a combination of the two, or otherwise, as reflected in the applicable award agreement. Unless otherwise provided in the grant of a stock option, if a participant’s employment with us or any of our subsidiaries is terminated for any reason other than due to death or disability, the participant’s stock option will automatically terminate. In addition, if a holder’s employment with us is terminated for cause, the compensation committee may require this holder to return to us the economic value of any shares realized by that holder during the six month period prior to the holder’s termination. However, if the participant’s employment is terminated without cause or due to retirement on or after the age of 65, then the portion of his or her stock option which has vested as of the date of termination may be exercised: for three months after termination or for the balance of the stock option’s exercise period, whichever is shorter; or for a greater or lesser period as may be specified by the compensation committee in the grant.

Stock appreciation rights.  Under the Plan, our compensation committee may grant stock appreciation rights to participants who have received or are receiving stock options.  A stock appreciation right entitles the holder to surrender to us all or a portion of a stock option in exchange for a number of shares of our ordinary shares determined by multiplying the excess of the fair market value per share of our ordinary shares on the exercise date over the exercise price per share by the number of shares subject to the stock option and then dividing it by the fair market value of the ordinary shares on the date the stock appreciation right is exercised.

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

EMPLOYMENT AGREEMENTS

We have entered into employment agreements with each of Messrs. Weidong Hong and ShuoZeng.  Compensation of our executives is comprised of salaries and bonuses, including equity bonuses.  They are also provided regular benefits in accordance with PRC laws and regulations.  In addition, if the employment of an executive is terminated by us without cause, the executive is entitled to USD300,000 and other benefits throughout the term of the agreement.  Our employment agreements with independent directors can be terminated with or without cause.

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

INDEPENDENCE OF DIRECTORS

We have elected to follow the rules of NASDAQ to determine whether a director is independent.  Our board will also consult with counsel to ensure that our board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors.  The NASDAQ listing standards define an “independent director” generally as a person, other than an officer of the Company, who does not have a relationship with the Company that would interfere with the director’s exercise of independent judgment.  Consistent with these considerations, our board has affirmatively determined that, Jeffrey R Williams, Tianqing Chen, Yingjun Li, Zhengong Chang, and Ning Jiaare our independent directors.

BOARD COMMITTEES

Our board has established an audit committee, a nominating committee, a compensation committee and a strategy committee.

Audit Committee

Our audit committee consists of Yingjun Li, Jeffrey R Williams and Ning Jia.  Our board has determined that all of our audit committee members are independent directors within the meaning of NASDAQ Marketplace Rule 4200(a)(15), and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Securities and Exchange Act of 1934, as amended, or the Exchange Act.

 Our board has determined that each of Yingjun Li, Jeffrey R Williams and Ning Jia has an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with our financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as our financial statements, an understanding of internal controls and procedures for financial reporting, and an understanding of audit committee functions.

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

Pursuant to the terms of its charter, the audit committee’s responsibilities include, among other things:

—	periodically reviewing and reassessing the adequacy of the committee’s formal charter;

—	reviewing our annual audited financial statements with our management and our independent auditors and the adequacy of our internal accounting controls;

—	reviewing analyses prepared by management and independent auditors concerning significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

—	the engagement of the independent auditors;

—	reviewing the independence of the independent auditors;

—	reviewing our auditing and accounting principles and practices with the independent auditors, and reviewing major changes to our auditing and accounting principles and practices as suggested by the independent auditors or our management;

—	the appointment of the independent auditors to our board, which firm is ultimately accountable to the audit committee and our board;

—	approving professional services provided by the independent auditors, including the range of audit and non-audit fees; and

—	reviewing all related party transactions on an ongoing basis for potential conflicts of interest.

The audit committee will pre-approve the services to be provided by our independent auditors.  The audit committee will also review and recommend to the board of directors whether or not to approve transactions between us and any officer or director that occurs outside the ordinary course of business.

Compensation Committee

Our compensation committee consists of Jeffrey R Williams, Zhengong Chang and Tianqing Chen, each of whom is an “independent director” as that term is used in the NASDAQ corporate governance rules.  Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers.  The responsibilities of our compensation committee include, among other things:

—	reviewing and recommending to the board with respect to the total compensation package for our executive officers;

—	reviewing and recommending to the board with respect to the compensation of our directors;

—	reviewing periodically and recommending to the board with respect to any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and administer our stock option plans, including authority to make and modify awards under such plans. Currently, our only equity award plan is the 2006 Performance Equity Plan; and

—	evaluating the risk to our company of the compensation structures, policies, and amounts.

Nominating Committee

Our nominating committee consists of Tianqing Chen,Jeffrey R Williams and Zhengong Chang.  The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board.  The nominating committee will identify, evaluate and recommend candidates to become members of our board with the goal of creating a balance of knowledge and experience. The committee does not consider diversity to be a factor in its evaluation process.

The committee will also consider suggestions from individual shareholders, based upon its assessment of certain criteria, including the proposed person’s merits.  The suggested nominee must provide a statement of consent to being considered for nomination.

Strategy Committee

The Strategy Committee is chaired by Mr. Weidong Hong and includes of Mr. ShuoZeng, Mr. Jeffrey R Williams, and Mr. Yingjun Li.

The Strategy Committee assists the Board of Directors in carrying out its oversight responsibilities relating to potential mergers, acquisitions, divestitures and other key strategic transactions outside the ordinary course of the Corporation’s business.  In fulfilling its role, the Strategy Committee:

—	reviews, and provides guidance to management and the Board with respect to, the Corporation’s strategy for Corporate Strategic Transactions;

—	assists management and the Board with the review of proposals made by management for Corporate Strategic Transactions, when and as appropriate;

—	notifies the Nominating and Corporate Governance Committee of the Board of any conflict of interest or related party transaction that comes to the attention of the Committee in the exercise of its duties; and

—	performs any other activities or responsibilities as may be delegated to the Committee, from time to time, by the Board.

D.    Employees.

We had 2,208, 2,271 and 2,646 employees as of December 31, 2009, 2010 and 2011, respectively. The number of employees in 2009 included the employees of POS Company. The following table sets forth our employees as of December 31, 2011 based on functional area.

Category	Number of Employees
Project development and implementation	2,331
Research and development	89
Sales and marketing	53
General and administrative	173
Total	2,646

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

E.    Share ownership.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2011, by:

—	each of our directors and executive officers who beneficially own our ordinary shares; and

—	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Related parties identified for the years ended December 31, 2009, 2010, and 2011are summarized as follows:

Relationship with being held by the Company	Shareholding in Yucheng or shareholding the Company	for 2009	for 2010	for 2011

Mr. Weidong Hong	Shareholder and CEO	16.47%	16.47%	16.96%

Mr. ShuoZeng	Shareholder and COO	5.19%	5.19%	5.34%

Sihitech (HK) Co., Ltd.	Controlled by
	Mr. Weidong Hong	N/A	N/A	N/A

Hainan Baodaotong	Investment under
Technologies Limited	cost method
(“Baodaotong”)		15%	0%	0%

YuchengSinowise	Investment under
Consultancy Services	equity method
Limited (“Sinowise”)		40%	40%	40%

Yuxin Data Technologies	Investment under
Co., Limited (“Yuxin Data”)	equity method	0%	49%	49%

Beijing Yuxinyicheng	Investment under
Internet Technologiesequity method Co., Limited
(“Yuxinyicheng Internet”)		0%	0%	30%

Zhejiang Yuxinbanke
Information Technologies	Investment under
Limited (“Yuxinbanke”)	equity method	0%	0%	40%

Note 1:	Before the Share Exchange Transaction was completed on November 24, 2006, Mr. Weidong Hong held 42% of Sihitech.
Note 2:	Before the Share Exchange Transaction was completed on November 24, 2006, Mr. ShuoZeng held 43% of e-Channels.

None of the above shareholders have voting rights that differ from the voting rights of other shareholders. We have not granted any stock options.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

Cash advances made to and borrowings with our executives

We have made cash advances to Mr. Weidong Hong, our Chief Executive Officer and principal shareholder and Mr. ShuoZeng, our Chief Operating Officer and principal shareholder for incurring and paying operating expenses on behalf of the Company.  In 2009, we made cash advances to the two executives of an aggregate of approximately RMB0.1 million(USD0.01 million), and collected the amount in 2009. In 2010, we made cash advances for expenses to the two executives of an aggregate of RMB0.1 million (USD 0.02 million), and collected the amount in 2010. There was no balance due to the two executives as of December 31, 2010 and 2011.

Cash advances made to and borrowings from our affiliates

Our affiliate companies in 2009, 2010 and 2011 included the following:

—	Chengdu Elegon Information Technologies Limited, or Elegon, a software and solution services company, in which we held 49% interest. We sold our 49% equity stake in Elegonto 3i Infotech,Ltd. in June, 2009.

•	Hainan Baodaotong Technologies Limited, or Baodaotong, in which we held 15% interest in 2009. On April 30, 2010, Yuxinyicheng sold its entire interest in Baodaotong to a third party due to business consideration.

•	Yucheng Sinowise Consultancy Service Limited, or Sinowise, a consulting service company, in which we held 40% interest.

•	Yuxin Data Technologies Co., Limited, or Yuxin Data, in which we held 49% interest.

•	Beijing Yuxinyicheng Internet Technologies Co., Limited, or Yuxinyicheng Internet, in which we held 30% interest.

•	Zhejiang Yuxinbanke Information Technologies Limited, or Yuxinbanke, in which we held 40% interest.

In 2009, we collected RMB143 from Elegon and there was no balance due from Elegon as of December 31, 2009. We made cash advances of approximately RMB20.9 million (USD3.1 million) to Baodaotong, and collected approximately RMB20.6 million (USD3.0 million)from Baodaotong in 2009. The balance due from Baodaotong was RMB0.3 million as of December 31, 2009. We made cash advances of approximately RMB1.9 million (USD0.3 million) to Sinowise, and collected approximately RMB0.6 million (USD0.1 million) from Sinowise in 2009. The balance due from Sinowise was RMB1.3 million (USD0.2 million) in 2009.

In 2010, we made cash advances of approximately RMB4.6 million (USD0.7 million) to Sinowise. The balance due from Sinowise was RMB5.9 million (USD0.9 million)as of December 31, 2010. We made cash advances of approximately RMB0.9 million (USD0.1 million) to Yuxin Data,and collected approximately RMB0.7 million (USD0.1 million) from Yuxin Data in 2010. The balance due to Yuxin Data was RMB3.9 million (USD0.6 million) in 2010, including a purchase from Yuxin Data was RMB 4.1 million (USD 0.6 million)

In 2011, we made cash advances of approximately RMB2.1 million (USD0.3 million) to Sinowise, and collected approximately RMB54.2 thousand (USD8.6 thousand) from Sinowise in 2011. The balance due from Sinowise was RMB9.0 million (USD1.4 million) in 2011. We made cash advances of approximately RMB1.3 million (USD0.2million) to Yuxin Data, and collected approximately RMB3.8 thousand (USD0.6 thousand) from Yuxin Data in 2011. The balance due to Yuxin Data was RMB1.5 million (USD0.2 million) in 2011. We made cash advances of approximately RMB5.7 million (USD0.9 million) to Yuxinyicheng Internet,and collected approximately RMB5.0 million (USD0.8 million) from Yuxinyicheng internet in 2011. The balance due from Yuxinyicheng Internet was RMB3.5 million (USD0.6 million) in 2011.

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

On September 9, 2008, plaintiff filed an appeal of the dismissal of the State Court action and that appeal was not successful. The court of appeal issued its order denying the appeal and affirming the dismissal on November 2009. The decision of the court of appeal is now final, and plaintiff has no right to bring the claim against the Company in California. Because the decision of the court was on jurisdictional grounds only, it would not prevent plaintiff from bringing claims in such other jurisdiction as might be appropriate.

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

Our ability to pay dividends depends substantially on the payment of dividends to us by our PRC subsidiaries.  In particular, each of our PRC subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in China.  Moreover, pursuant to applicable PRC laws and regulations, 10% of after-tax profits of each of our consolidated PRC entities is required to be set aside in a statutory surplus reserve fund annually until the reserve balance reaches 50% of such PRC entity’s registered capital.  As of December 31, 2011, the accumulated balance of our statutory reserve funds amounted to RMB57.3 million (USD9.1 million), and the accumulated profits of our consolidated PRC entities that were available for dividend distribution amounted to RMB369.8 million (USD58.7 million), there are differences between the accumulated profits pursuant to Chinese Generally Accounting Principles and the reported accumulated profits in our Form 20-F under U.S. GAAP. The total difference approximated RMB35.4 million (USD5.6 million) as of December 31, 2011. The major differences are due to different treatment in the areas of i) revenue recognition; ii) capitalization of intangible assets; iii) recognition of pre-contract costs and iv)recognition of tax losses. Allocations from these statutory surplus reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. In addition, the registered capital and additional paid-in capital of the Company's PRC entities may not be transferred to the Company in form of loans, advances or cash dividend without the consent of PRC government. As of December 31, 2011, the registered capital, additional paid-in capital, and statutory surplus reserves amounted to RMB468.4 million (USD73.3 million). Furthermore, if any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Moreover, under the New EIT Law and its implementation rules issued by the PRC State Council, both of which became effective on January 1, 2008, dividends from our PRC subsidiaries to us may be subject to a withholding tax at the rate of 10% if such dividend is derived from profits generated after January 1, 2008. If we are deemed to be a PRC resident enterprise, the withholding tax may be exempted, but in such a case we will be subject to a 25% tax on our global income, and our non-PRC investors may be subject to PRC income tax withholding. However, we have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. As a result, currently it has no adverse impact on our operations and our planned use of our capital.

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

	The OTCBB		The NASDAQ
	Price Per		Global Market
	Common Stock		Price Per Share
	High	Low	High	Low
	(USD)

Annual Market Prices
Year 2004 (from November 24, 2004)	5.20	4.78	N/A	N/A
Year 2005	6.75	0.98	N/A	N/A
Year 2006	8.85	5.35	N/A	N/A
Year 2007 (until March 13, 2007)	8.30	6.47	N/A	N/A
Year 2007 (from March 14, 2007)	N/A	N/A	17.45	7.25
Year 2008	N/A	N/A	18.49	4.66
Year 2009	N/A	N/A	9.50	4.07
Year 2010	N/A	N/A	9.54	2.98
Year 2011	N/A	N/A	4.50	1.90

Quarterly Market Prices
First Quarter 2007 (until March 13, 2007)	8.30	6.47	N/A	N/A
First Quarter 2007 (from March 14, 2007)	N/A	N/A	8.80	6.65
Second Quarter 2007	N/A	N/A	9.50	7.46
Third Quarter 2007	N/A	N/A	11.00	7.15
Fourth Quarter 2007	N/A	N/A	18.01	9.95
First Quarter 2008	N/A	N/A	19.36	10.74
Second Quarter 2008	N/A	N/A	18.53	10.80
Third Quarter 2008	N/A	N/A	14.80	8.22
Fourth Quarter 2008	N/A	N/A	10.62	4.20
First Quarter 2009	N/A	N/A	8.20	4.07
Second Quarter 2009	N/A	N/A	9.50	6.10
Third Quarter 2009	N/A	N/A	8.69	7.02
Fourth Quarter 2009	N/A	N/A	9.19	7.08
First Quarter 2010	N/A	N/A	9.54	3.07
Second Quarter 2010	N/A	N/A	4.19	3.00
Third Quarter 2010	N/A	N/A	3.63	2.98
Fourth Quarter 2010	N/A	N/A	4.13	3.08
First Quarter 2011	N/A	N/A	4.50	3.48
Second Quarter 2011	N/A	N/A	4.11	2.84
Third Quarter 2011	N/A	N/A	3.72	2.69
Fourth Quarter 2011	N/A	N/A	2.84	1.90

Monthly Market Prices
2011 November	N/A	N/A	2.55	2.13
2011 December	N/A	N/A	2.48	1.90
2012 January	N/A	N/A	2.47	2.00
2012 February	N/A	N/A	2.57	2.17
2012 March	N/A	N/A	3.20	2.52

On March 31, 2012, the closing price of our ordinary shares was USD3.19 per share.

B.    Plan of distribution.

Not applicable.

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

PRC TAXATION

The New EIT Law and its implementation rules became effective on January 1, 2008.  Under the previous income tax regime, foreign investors were exempted from PRC income tax on dividends and gainsrealized upon liquidation of or transferring equity interest in a foreign-invested enterprise.  Under the New EIT Law and its implementation rules, we, as a BVI company with substantially all of our management located in China, may be deemed a resident enterprise for income tax purposes, in which case our global income may be subject to 25% of PRC income tax, and an income tax rate of 10% will normally be applicable to dividends payable to our non-PRC investors, and gains realized on our liquidation or the transfer of our shares by our non-PRC investors, if such income or gain is derived from sources within China.  According to a notice issued by the PRC State Council, dividend from profits generated before January 1, 2008 will still be exempt from such taxation.  However, it is currently uncertain whether we may be deemed a resident enterprise, or how to interpret whether any income or gain is derived from sources within China.  See “Item 3. Key information ─ D. Risk factors ─ Risks related to doing business in China ─ We may be treated as a resident enterprise for PRC tax purposes under the New EIT Law and we may therefore be subject to PRC income tax for any dividends we receive from our subsidiaries, which may materially and adversely affect the amount of dividends we must pay to our shareholders.” and “Item 3. Key information ─ D. Risk factors ─ Risks related to doing business in China ─ Dividends payable by us to our non-PRC shareholders, and gains on the sales of our ordinary shares, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment.”  If we are not deemed a resident enterprise, then dividends payable to our non-PRC investors, and gains realized on our liquidation or the transfer of our shares by our non-PRC investors will not be subject to PRC income tax withholding.

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

The discussion applies to investors in shares that hold the shares as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

—	certain financial institutions;

—	insurance companies;

—	dealers and traders in securities or foreign currencies;

—	persons holding shares as part of a hedge, “straddle,” integrated transaction or similar transaction;

—	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

—	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

—	persons liable for the alternative minimum tax;

—	tax-exempt organizations;

—	persons holding shares that own or are deemed to own 10% or more of our voting stock;

—	persons who hold the shares in connection with a trade or business outside the United States; or

—	persons who acquired our shares pursuant to the exercise of any employee stock option or otherwise as compensation.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations,all as of the date hereof.  These laws are subject to change, possibly on a retroactive basis.  Persons considering the purchase of ordinary shares should consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of shares that, for U.S. federal income tax purposes, is:

—	a citizen or resident of the United States;

—	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

—	an estate or trust the income of which is subject to U.S. federal income taxation, regardless of its source.

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

Passive foreign investment company rules

We believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2011.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including goodwill) from time to time, and since we have and will continue to have a significant amount of passive assets and the value of our assets may be based, in part, on the market value of our shares, which is subject to change, there can be no assurance that we will not be a PFIC for any taxable year.

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

INTEREST RATE RISK

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by bank deposits and other interest earning short-term investments.  As of December 31, 2011, we had short-term bank borrowings in the amount of RMB120.0 million (USD19.0 million).  Our short-term bank borrowings are subject to floating interest rates.  Assuming the principal amount of the outstanding bank borrowings remains approximately the same as of December 31, 2011, each 1% increase in applicable interest rate would add RMB1.2 million per year to our interest expenses.  On the other hand, any decrease in interest rate would reduce interest income generated from our interest-earning instruments.  We have not used any derivative financial instruments to manage our interest risk exposure.  We have not been exposed to material risks due to changes in interest rates.  However, our future interest expenses may be higher and interest income may be lower than expected due to changes in market interest rates.

FOREIGN EXCHANGE RISK

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions.  The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, the central bank of the PRC.  On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of Renminbi to the U.S. dollar.  Under this new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies.  As a result, from July 21, 2005 to March 31, 2012, the Renminbi has appreciated approximately 22.4% to the U.S. dollar.  While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

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

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our management has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act), as of the end of the fiscal year covered by this report.  Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the fiscal year covered by this report, our disclosure controls and procedures were effective in (1) recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act and (2) ensuring that information required to be disclosed by us in such reports is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions. regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

—	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

—	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

—	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011.  In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on our assessment, management believes that, as of December 31, 2011, the Company’s internal control over financial reporting was effective based on those criteria.

There has been no change in our internal control over financial reporting during the year ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

 Our independent auditor, BDO China Shu Lun Pan Certified Public Accountants LLP, has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting. The report is as follows:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Yucheng Technologies Limited

We have audited the internal control over financial reporting of Yucheng Technologies Limited and its subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15, Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Yucheng Technologies Limited and its subsidiaries as of December 31, 2011, and the related consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows for the year then ended, all expressed in Renminbi and our report dated April 27, 2012 expressed an unqualified opinion thereon.

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, the People’s Republic of China

April 27, 2012

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

The board of directors believes that Yingjun Li, Jeffery R Williams, and Ning Jia, members of our audit committee, meet the criteria for an “audit committee financial expert” as established by the SEC.

Messrs.Liand Williams and Ms. Jiawill not be deemed an “expert” for any purpose, including, without limitation, for purpose of Section 11 of the U.S. Securities Act of 1933, as amended, as a result of being designated or identified as an audit committee financial expert.  The designation or identification of Mr. Li and Mr. Williams and Ms. Jia as an audit committee financial expert does not impose on him/her any duties, obligations or liabilities that are greater than the duties, obligations and liabilities imposed as a member of the audit committee and board of directors in the absence of such designation or identification.

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

The following are the fees billed by BDO China Shu Lun Pan Certified Public Accountants LLP for the fiscal year ended December 31, 2011 and BDO Limited for the fiscal year ended December 31, 2010.

	2010	2011
	USD	USD
Audit Fees (1)	260,000	300,000
Audit Related Fees (2)	50,000	-
Tax Fees (3)	-	-
All Other Fees (4)	-	-
	310,000	300,000

(1)	Audit Fees consist of the aggregate fees billed for professional services rendered for the audit of our annual financial statements included in our Form 20-F and for other services that are normally provided by our independent auditor in connection with our statutory and regulatory filings or engagements.
(2)	Audit Related Fees consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under (1) of this Item.
(3)	Tax Fees consist of the aggregate fees billed for tax compliance, tax advice, and tax planning.
(4)	All Other Fees consist of the aggregate fees billed for products and services provided by our independent auditor, other than the services reported in (1) through (3) of this Item.

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

On December 30, 2011, the principal independent accountant, BDO Limited (“BDO Hong Kong”) resigned from its engagement with the Company, which was effective immediately.  On December 30, 2011, the Company engaged BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”) to serve as its independent auditor, effective immediately.  The decision to engage BDO China as the Company’s principal independent accountant was appointed by the Audit Committee of the Company on December 30, 2011.

BDO Hong Kong was the principal independent accountants of the Company and reported on the financial statements for the fiscal years ended December 31, 2009 and 2010. There were no disagreements between the Company and BDO Hong Kong on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, within the period from BDO Hong Kong’s engagement and through the fiscal year of the Company ended December 31, 2010, and subsequently up to the date of resignation which disagreements that, if not resolved to BDO Hong Kong’s satisfaction, would have caused BDO Hong Kong to make reference to the subject matter of the disagreement in connection with its report issued in connection with the audit of the Company’s financial statements.

None of the reportable events described under Item 304(a)(1)(v)(A)-(D) of Regulation S-K occurred within the period from BDO Hong Kong’s engagement and through the fiscal year of the Company ended December 31, 2010 and subsequently up to the date of resignation.

BDO Hong Kong’s audit reports on financial statements for the fiscal years ended December 31, 2009 and December 31, 2010 of the Company contained no adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

The Company provided BDO Hong Kong with a copy of the disclosure made on the Form 6-K before its filing with the SEC on December 30, 2011, providing BDO Hong Kong with the opportunity to furnish the Company with a letter addressed to the SEC stating whether it agrees with the disclosures made in the filing.  A letter from BDO Hong Kong dated December 30, 2011 was provided to the company, a copy of which is attached as an Exhibit to the Form 6-K.

ITEM 16G.	CORPORATE GOVERNANCES

As a foreign private issuer with ordinary shares listed on NASDAQ, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements for the Company and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit

Number	Description

1.1	Memorandum of Association of Registrant (incorporated by reference from Registration Statement No. 333-132814 - Annex B)

1.2	Articles of Association of Registrant (incorporated by reference from Registration Statement No. 333-132814 - Annex C)

2.1	Specimen Common Stock Certificate of Registrant (incorporated by reference from Registration Statement No. 333-132814 – Exhibit 4.1)

4.1	Securities Purchase Agreement among Registrant, Yucheng Technologies Limited, Sihitech Company Limited, Mega Capital Group Services Limited, Profit Loyal Consultants Limited, Elite Concord International Limited, China Century Holdings Group Limited, Shinning Growth Investment Group Limited, Chih Cheung, James Li, James Preissler, for the acquisition of Ahead Billion Venture Limited, and Port Wing Development Company Limited, dated December 20, 2005 (incorporated by reference from Registration Statement No. 333-132814 – Annex A)

4.2	Amendment to Securities Purchase Agreement dated June 29, 2006 (incorporated by reference from Registration Statement No. 333-132814 - Annex A)

4.3	Amendment to Securities Purchase Agreement dated October 27, 2006 (incorporated by reference from Registration Statement No. 333-132814 - Annex A)

4.4	Amendment to Securities Purchase Agreement dated July 31, 2007 (incorporated by reference from Foreign Issuer Report on Form 6-K, filed August 24, 2007)

4.5	China Unistone/Yucheng 2006 Performance Equity Plan (incorporated by reference from Registration Statement No. 333-132814 –Annex D)

4.6	Equity Interest Transfer Agreement re. Beijing Sunrisk Information Technology Company Limited (incorporated by reference from Exhibit 4.1 to Form 6-K filed February 13, 2007)

4.7	Form of Employment Agreement between Yucheng Technologies Limited and Hong Weidong (incorporated by reference from Registration Statement No. 333-132814 – Exhibit 10.18)

4.8	Form of Employment Agreement between Yucheng Technologies Limited and ZengShuo (incorporated by reference from Registration Statement No. 333-132814 – Exhibit 10.19)

8.1*	List of subsidiaries

11.1	Code of Ethics (incorporated by reference from Registration Statement No. 333-132814 - Annex G)

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

___________________________

* Filed with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 27, 2012

YUCHENG TECHNOLOGIES LIMITED

/s/ Weidong Hong
Name:	Weidong Hong
Title:	Chief Executive Officer

YUCHENG TECHNOLOGIES LIMITED

AND

SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2009, 2010 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Yucheng Technologies Limited

We have audited the accompanying consolidated balance sheet of Yucheng Technologies Limited and its subsidiaries (the “Company”) as of December 31, 2011 and the related consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows for the year then ended, all expressed in Renminbi. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2011 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 27, 2012 expressed an unqualified opinion thereon.

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, People’s Republic of China

April 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

YUCHENG TECHNOLOGIES LIMITED

We have audited the accompanying consolidated balance sheets of Yucheng Technologies Limited (“the Company”) as of December 31, 2010, and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yucheng Technologies Limited as of December 31, 2010, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

BDO Limited

Hong Kong, June 30, 2011

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2010 and 2011

(Expressed in Chinese Renminbi)

Assets	2010	2011	2011
	RMB	RMB	USD
			(Unaudited)
			(note 2(c))

Current assets:
Cash and cash equivalents	162,536,258	204,800,770	32,503,415
Trade accounts receivable, net (note 3)	196,243,059	244,549,634	38,811,858
Costs and estimated earnings in excess of billings on uncompleted contracts (note 4)	132,656,349	169,384,841	26,882,642
Due from related parties (note 23)	5,926,033	12,537,644	1,989,818
Inventories	695,192	1,077,150	170,952
Pre-contract costs	24,264,187	24,811,524	3,937,775
Other current assets (note 5)	67,862,868	56,630,556	8,987,693
Deferred tax assets (note 6)	-	1,328,942	210,913

Total current assets	590,183,946	715,121,061	113,495,066

Investments under equity method (note 2(u))	24,846,083	33,835,513	5,369,949
Properties and equipment, net (note 7)	30,409,072	29,058,859	4,611,858
Intangible assets, net (note 8)	24,908,257	40,859,057	6,484,638
Goodwill (note 9)	189,009,599	189,009,599	29,997,238
Deferred tax assets (note 6)	10,607,353	574,371	91,157

Total assets	869,964,310	1,008,458,460	160,049,906

See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

As of December 31, 2010 and 2011

(Expressed in Chinese Renminbi)

Liabilities and stockholders’ equity	2010	2011	2011
	RMB	RMB	USD
			(Unaudited)
			(note 2(c))

Current liabilities:
Short-term borrowings (note 10)	81,000,000	119,953,739	19,037,556
Obligations under capital leases (note 11)	314,535	-	-
Trade accounts payable	77,613,387	97,486,311	15,471,808
Billings in excess of costs and estimated earnings on uncompleted contracts (note 4)	22,250,243	37,569,830	5,962,613
Employee and payroll accruals	18,341,699	19,544,476	3,101,855
Dividends payable to ex-owners	76,985	76,985	12,218
Outstanding payment in relation to business acquisitions	120,367	-	-
Income taxes payable	11,103,004	2,627,884	417,065
Due to a related party (note 23)	3,933,940	1,505,992	239,012
Deferred tax liabilities (note 6)	829,282	2,293,492	363,995
Other current liabilities (note 12)	44,720,111	64,590,498	10,250,996

Total current liabilities	260,303,553	345,649,207	54,857,118

Deferred tax liabilities (note 6)	1,783,584	1,420,497	225,444

Total liabilities	262,087,137	347,069,704	55,082,562

Commitments and contingencies (note 20)

Stockholders’ Equity
Preferred stock, $0.0001 par value, authorized 2,000,000 shares and none issued;	-	-	-
Common stock, $0.0001 par value, authorized 60,000,000 shares; 18,560,014 shares and 18,941,417 shares issued and outstanding as of December 31, 2010 and 2011	20,007,998	20,008,251	3,175,459
Additional paid-in capital	393,936,410	411,104,366	65,245,341
Reserves (note 14)	50,428,005	57,340,546	9,100,374
Retained earnings	141,363,202	176,077,413	27,944,801
Accumulated other comprehensive loss (note 15)	(2,992,748)	(3,589,829)	(569,733)

Total Yucheng Technologies Limited stockholders’ equity	602,742,867	660,940,747	104,896,242

Non-controlling interests (note 13)	5,134,306	448,009	71,102

Total stockholders’ equity	607,877,173	661,388,756	104,967,344

Total liabilities and stockholders’ equity	869,964,310	1,008,458,460	160,049,906

See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income

For the year ended December 31, 2009, 2010 and 2011

(Expressed in Chinese Renminbi)

	2009	2010	2011	2011
	RMB	RMB	RMB	USD
				(Unaudited)
				(note 2(c))
Revenues (note 16):
Software & Solutions	286,892,256	340,295,171	436,134,974	69,217,885
Platform	12,575,504	8,460,490	2,052,676	325,775
Maintenance Services	62,251,487	63,576,554	64,423,458	10,224,485

Total revenues	361,719,247	412,332,215	502,611,108	79,768,145
Business taxes	(7,249,519)	(8,688,023)	(13,500,885)	(2,142,692)

Net revenues	354,469,728	403,644,192	489,110,223	77,625,453

Cost of sales:
Software & Solutions	(156,677,911)	(170,736,573)	(238,858,026)	(37,908,557)
Platform	(10,515,013)	(7,687,484)	(1,099,291)	(174,466)
Maintenance Services	(24,139,808)	(28,222,982)	(17,347,340)	(2,753,153)

Total cost of sales	(191,332,732)	(206,647,039)	(257,304,657)	(40,836,176)

Gross profit	163,136,996	196,997,153	231,805,566	36,789,277

Research and development expenses	(13,828,380)	(10,530,618)	(15,470,485)	(2,455,282)
Selling and marketing expenses	(41,126,026)	(44,761,799)	(45,570,899)	(7,232,443)
General and administrative expenses (note 18)	(117,207,162)	(104,465,484)	(118,122,761)	(18,746,967)
Gain (loss) on disposal of intangible assets and fixed assets	(182,104)	4,314,669	(167,349)	(26,560)

Total operating expenses, net	(172,343,672)	(155,443,232)	(179,331,494)	(28,461,252)

Income (loss) from operations	(9,206,676)	41,553,921	52,474,072	8,328,025

Other income (expense):
Interest income	405,618	319,484	428,931	68,075
Interest expense	(2,860,851)	(4,526,625)	(6,204,203)	(984,653)
Income from short-term investment	1,203,274	-	-	-
Other income (expense), net (note 17)	8,413,140	(95,519)	18,540	2,943

Income (loss) before income taxes	(2,045,495)	37,251,261	46,717,340	7,414,390

Income tax (expense) benefits (note 6)	5,250,410	(5,259,223)	(6,516,315)	(1,034,188)

Net income before equity method investees	3,204,915	31,992,038	40,201,025	6,380,202

Loss from equity method investees	(3,829,962)	(556,665)	(3,260,570)	(517,477)

Net income (loss) before discontinued operations	(625,047)	31,435,373	36,940,455	5,862,725

See accompany notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income (continued)

For the year ended December 31, 2009, 2010 and 2011

(Expressed in Chinese Renminbi)

	2009	2010	2011	2011
	RMB	RMB	RMB	USD
				(Unaudited)
				(note 2(c))

Loss from discontinued operations, net of tax (note 25)	(6,815,634)	(32,205,904)	-	-

Net income (loss) before non-controlling interests	(7,440,681)	(770,531)	36,940,455	5,862,725

Less: Net loss attributable to non-controlling interests	3,241,083	2,735,255	4,686,297	743,750

Net income (loss) attributable to stockholders of Yucheng Technologies Limited	(4,199,598)	1,964,724	41,626,752	6,606,475

Other comprehensive income (loss):

Foreign currency translation adjustment	521,895	(762,394)	(597,081)	(94,761)

Comprehensive income (loss)	(3,677,703)	1,202,330	41,029,671	6,511,714

Weighted average common shares outstanding
– basic	18,541,289	18,560,014	19,213,305	19,213,305

– diluted	18,584,226	18,949,359	19,267,498	19,267,498

Earnings per share from continuing operations (note 19)
– basic	0.14	1.84	2.17	0.34

– diluted	0.14	1.80	2.16	0.34

Earnings per share (note 19)
– basic	(0.23)	0.11	2.17	0.34

– diluted	(0.23)	0.10	2.16	0.34

See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

For the year ended December 31, 2009, 2010 and 2011

(Expressed in Chinese Renminbi)

						Accumulated
			Additional			other	Non-	Total
	Common	Shares	paid-in		Retained	comprehensive	controlling	stockholders’
	shares	amount	capital	Reserves	earnings	loss	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2009	17,575,685	20,007,320	347,254,459	38,008,846	156,017,235	(2,752,249)	12,023,643	570,559,254

Bonus shares	952,832	656	37,887,742	-	-	-	-	37,888,398
Shares issued to independent directors	5,250	4	221,452	-	-	-	-	221,456
Issuance on acquisition of a subsidiary	26,247	18	1,411,185	-	-	-	-	1,411,203
Increase of interests in Yuxinyicheng Information	-	-	(1,061,162)	-	-	-	-	(1,061,162)
Net loss	-	-	-	-	(4,199,598)	-	(3,715,244)	(7,914,842)
Increase in non-controlling interest arising from acquisition / disposal of subsidiary, net	-	-	-	-	-	-	(438,838)	(438,838)
Transfer to reserves	-	-	-	5,126,515	(5,126,515)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	521,895	-	521,895

Balance as of December 31, 2009	18,560,014	20,007,998	385,713,676	43,135,361	146,691,122	(2,230,354)	7,869,561	601,187,364

Stock based compensation expenses	-	-	8,052,823	-	-	-	-	8,052,823
Shares issued to independent directors	-	-	169,911	-	-	-	-	169,911
Net income (loss)	-	-	-	-	1,964,724	-	(2,735,255)	(770,531)
Transfer to reserves	-	-	-	7,292,644	(7,292,644)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(762,394)	-	(762,394)

Balance as of December 31, 2010	18,560,014	20,007,998	393,936,410	50,428,005	141,363,202	(2,992,748)	5,134,306	607,877,173

Stock based compensation expenses (note 24)	374,653	248	7,876,250	-	-	-	-	7,876,498
Shares issued to independent directors	6,750	5	259,306	-	-	-	-	259,311
Shares issued in exchange of an intangible asset (note 2(h))	-	-	9,032,400	-	-	-	-	9,032,400
Net income (loss)	-	-	-	-	41,626,752	-	(4,686,297)	36,940,455
Transfer to reserves	-	-	-	6,912,541	(6,912,541)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(597,081)	-	(597,081)

Balance as of December 31, 2011	18,941,417	20,008,251	411,104,366	57,340,546	176,077,413	(3,589,829)	448,009	661,388,756

In USD (unaudited) (note 2(c))		3,175,459	65,245,341	9,100,374	27,944,803	(569,733)	71,102	104,967,344

See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the year ended December 31, 2009, 2010 and 2011

(Expressed in Chinese Renminbi)

	2009	2010	2011	2011
	RMB	RMB	RMB	USD
				(unaudited)
				(note 2(c))

Cash flows from operating activities:

Net income (loss)	(4,199,598)	1,964,724	41,626,752	6,606,475

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation and amortization	33,100,808	27,147,524	19,190,823	3,045,727
Impairment loss on receivables	18,348,463	-	1,734,459	275,272
(Gain) loss on disposal of intangible assets and fixed assets	243,455	(4,296,232)	167,349	26,560
Loss on disposal of subsidiary	-	25,419,346	-	-
(Gain) loss on disposal of investments under equity method	(6,291,960)	14,543	-	-
Non-controlling interests	(3,715,244)	(2,735,255)	(4,686,297)	(743,750)
Loss from equity method investees	3,829,961	542,122	3,260,570	517,477
Stock based compensation to independent directors	221,456	169,911	253,013	40,155
Compensation expenses to ex-owners	1,411,203	-	-	-
Stock based compensation to employees	-	8,052,823	7,526,887	1,194,573
Changes in operating assets and liabilities:
Trade accounts receivable	116,403,846	(77,767,521)	(48,206,710)	(7,650,766)
Costs and estimated earnings in excess of billings on uncompleted contracts	(36,871,193)	(26,972,237)	(36,728,492)	(5,829,087)
Due from related parties	1,477,963	407,564	(6,587,903)	(1,045,550)
Inventories	(498,457)	2,678,684	(381,958)	(60,620)
Pre-contract costs	(1,985,384)	(12,385,089)	(547,337)	(86,866)
Other current assets	4,294,739	(34,021,862)	10,531,209	1,671,382
Deferred tax assets	(8,677,236)	2,152,005	8,704,040	1,381,396
Trade accounts payable	(51,042,923)	(16,192,000)	19,754,226	3,135,144
Billings in excess of costs and estimated earnings on uncompleted contracts	4,052,173	8,184,892	15,319,587	2,431,333
Employee and payroll accruals	(8,910,863)	15,017,488	1,202,777	190,890
Income taxes payable	1,840,266	(530,624)	(8,475,120)	(1,345,065)
Other current liabilities	3,744,120	54,393,397	533,631	84,690
Due to a related party	-	4,116,524	8,487,964	1,347,103
Deferred tax liabilities	(1,801,721)	54,853	1,101,123	174,757

Net cash provided by (used in) operating activities	64,973,874	(24,584,420)	33,780,593	5,361,230

Cash flows from investing activities:

Capital expenditure	(35,646,705)	(21,438,377)	(25,316,412)	(4,017,904)
Additional investment in a subsidiary	(1,500,000)	-	-	-
Payment for the purchase of subsidiaries, net of cash acquired	(11,117,440)	(1,607,196)	(120,367)	(19,103)
Investment in equity method investments	(13,746,920)	(29,400,000)	(12,250,000)	(1,944,166)
Advances to investments under equity method	(22,830,589)	(5,489,135)	(9,237,203)	(1,466,013)
Collection of advances to investments under equity method	21,222,984	670,844	5,037,809	799,538
Proceeds from disposal of equipment	192,918	9,342,164	204,139	32,398
Proceeds from disposal of investment under equity method	7,988,321	2,590,909	-	-
Proceeds (payment) on disposal of a subsidiary, net of cash disposed	-	(8,959,768)	11,500,000	1,825,136

Net cash used in investing activities	(55,437,431)	(54,290,559)	(30,182,034)	(4,790,114)

See accompanying notes to consolidated financial statements.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

For the year ended December 31, 2009, 2010 and 2011
(Expressed in Chinese Renminbi)

	2009	2010	2011	2011
	RMB	RMB	RMB	USD
				(unaudited)
				(note 2(c))

Cash flows from financing activities:

Deemed distribution	(18,281,588)	-	-	-
Proceeds from bank borrowings	208,540,000	101,000,000	119,953,739	19,037,556
Repayments of bank borrowings	(188,540,000)	(100,000,000)	(81,000,000)	(12,855,306)
Repayment of capital leases	(2,867,754)	(2,282,497)	(314,535)	(49,919)
Dividends paid to ex-owners	(1,561,017)	(3,883,406)	-	-
Net cash provided by (used in) financing activities	(2,710,359)	(5,165,903)	38,639,204	6,132,331

Net increase (decrease) in cash and cash equivalents	6,826,084	(84,040,882)	42,237,763	6,703,447

Cash and cash equivalents at beginning of year	239,751,056	246,577,140	162,536,258	25,795,721

Effect of exchange rate changes on cash and cash equivalents	-	-	26,749	4,247

Cash and cash equivalents at the end of year	246,577,140	162,536,258	204,800,770	32,503,415

Supplemental disclosures of cash flow information:

Interest paid	2,860,851	4,421,938	6,243,628	990,910
Income taxes paid	1,112,009	3,990,181	5,796,502	919,948
Shares issued for exchange of an intangible asset	-	-	9,032,400	1,433,509

Supplemental disclosures of non-cash investing activities:

Consideration on disposal of a subsidiary	-	21,500,000	-	-

See accompanying notes to consolidated financial statements.

1	Organization and description of business

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

On July 21, 2008, Beijing Sunrisk Information Technology Limited was renamed to Beijing Yuxinhengsheng Information Technology Limited.

On August 13, 2009, Shanghai Sihitech Software Co., Ltd. was renamed as Shanghai Yuxinyicheng Software Co., Ltd.

On May 13, 2009, Guangzhou Yuxinhongtai Technology Co., Ltd. was renamed as Guangzhou Shenglihongtai Technology Co., Ltd ("Guangzhou Sihitech"). On August 30, 2009, Yuxinyicheng transferred its interest in Guangzhou Sihitech to a third party.

On October 14, 2009, Yuxinyicheng established a wholly owned subsidiary named Tianjin Yuxinyicheng Technology Limited (“Tianjin Yuxinyicheng”) in Tianjin. Total registered capital is RMB50 million.

On November 30, 2009, Shanghai Fuyi Business Consulting Limited which had been inactive was closed.

On December 31, 2010, Yuxinyicheng transferred its interests of 100% in Beijing Yuxinyicheng Information Technology Limited (“Yuxinyicheng Information”) to the third parties.

On August 7, 2011, Tianjin Yuxinyicheng acquired a subsidiary, Tianjin Yuchengxin Information Security Technologies Limited (“Yuchengxin”) from third parties at a consideration of approximately RMB16,975,000, comprising of cash of approximately RMB8,143,000 plus 442,185 ordinary shares of the Company with certain contingent payments when some performance conditions are met pursuant to the agreement, with fair value of approximately RMB8,832,000. The management considered the acquisition of Yuchengxin did not constitute a business combination according to ASC 805. Instead, the consideration paid was for the cash and cash equivalent of approximately RMB1,000,000 recorded in the book of Yuchengxin and an intangible asset related to the services to be provided by the previous owners of Yuchengxin (“service vendor relationships”). For more information of the intangible asset acquired from such transaction, please refer to note 2(h). The detailed information related to the contingent payments of the transaction is disclosed in note 20.

1	Organization and description of business - Continued

At of December 31, 2009, 2010 and 2011, details of Yucheng’s subsidiaries (collectively with Yucheng referred to as the “Company”) are as follows:

Name	Date of incorporation or establishment	Place of incorporation or establishment	Percentage of ownership			Principal activity
			2009	2010	2011

Port Wing Development Co., Ltd. (“e-Channels BVI”)	November 3, 2005	BVI	100%	100%	100%	Investment holding

Ahead Billion Venture Ltd. (“Sihitech BVI”).	November 3, 2005	BVI	100%	100%	100%	Investment holding

Beijing Yuxinyicheng Technologies Ltd. (“Yuxinyicheng”)	October 19, 2006	People’s Republic of China (“PRC”)	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Beijing e-Channels Century Technology Co., Ltd. (“e-Channels”)	February 5, 2001	PRC	100%	100%	100%	Technology development, technology transfer, consulting and training services, sales of self-developed products, computer software, hardware and peripheral equipment, communication equipment and undertaking computer network projects

1	Organization and description of business - Continued

Name	Date of incorporation or establishment	Place of incorporation or establishment	Percentage of ownership			Principal activity
			2009	2010	2011

Beijing Sihitech Technology Co., Ltd. (“Beijing Sihitech”)	June 16, 1999	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Beijing Sihitech Software Co., Ltd. (“Beijing Software”)	January 28, 2002	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Shanghai Sihitech Technology Co., Ltd. (“Shanghai Sihitech”)	June 20, 2001	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Shanghai Yuxinyicheng Software Co., Ltd. (“Shanghai Software”)	May 28, 2005	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Beijing Yuxinyicheng Information Technology Limited (“Yuxinyicheng Information”)	January 15, 2007	PRC	100%	-	-	Launching Point of Sale ( “POS” ) merchant-acquiring outsourced services for bank in China and providing related maintenance support

Beijing Yuxinhengsheng Information Technology Limited (“Sunrisk”)	April 14, 2005	PRC	51%	51%	51%	System integration, Software development, information technology consulting, maintenance and support

Beijing Easycon Electronics Limited (“Easycon”)	December 25, 1997	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

1	Organization and description of business - Continued

Name	Date of incorporation or establishment	Place of incorporation or establishment	Percentage of ownership			Principal activity
			2009	2010	2011

Chengdu Recency Technologies Limited (“Recency”)	July 15, 1997	PRC	100%	100%	100%	Software development, information technology consulting, maintenance and support

Shanghai Fujie Business Consulting Limited (“Fujie”)	December 13, 2005	PRC	100%	100%	100%	Software development, information technology consulting, maintenance and support

Xiamen Yucheng Technology Limited (“Xiamen Yucheng”)	April 9, 2007	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Beijing Yuxinyicheng Software Co. , Ltd. (“Yuxinyicheng Software”)	August 6, 2007	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Guangzhou Yuxinyicheng Information Technology Limited (“Guangzhou Yuxinyicheng”)	November 26, 2007	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Chengdu Yuxinyicheng Technology Limited (“Chengdu Yuxinyicheng”)	March 16, 2009	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Tianjin Yuxinyicheng Technology Limited (“Tianjin Yuxinyicheng”)	October 14, 2009	PRC	100%	100%	100%	System integration, software development, information technology consulting, maintenance and support

Yuchengxin	August 5, 2011	PRC	-	-	100%	Information security, software development, information technology consulting, software sales

1	Organization and description of business - Continued

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

The trade accounts receivable of the Company include amounts due from banks and IT service companies. The Company performs on-going credit evaluations of its customers (see note 2(t)). Sales to the Company's largest customer, a bank and its subsidiaries, were approximately 39.1%, 30.7% and 17.1% of revenues in 2009, 2010 and 2011, respectively. The Company’s total revenue from the head office of the largest customer, which is one of the primary banks in China in 2011 resulted from 70 (2010: 62) separate and independent contracts, the head office of the largest customer, contributed to 9.1% (2010: 14.3%) of the Company’s total revenues. Trade accounts receivable as of December 31, 2010 and 2011 included receivables from the Company’s largest bank customer and its subsidiaries totalling RMB54.5 million and RMB41.5 million, respectively.

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

1	Organization and description of business - Continued

The Share Exchange Transactions - Continued

Year ended December 31,	Net Profit

2007	USD 8.5 million
2008	USD 11.9 million
2009	USD 16.7 million
2010	USD 23.3 million

As the net profit target for year ended December 31, 2009 and 2010 had not been achieved, no shares was required to be issued to Sihitech BVI shareholders, e-Channels BVI shareholders and their designee for 2009 and the subsequent years.

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

The consolidated financial statements have been prepared in accordance with U.S. GAAP.

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of Yucheng and its subsidiaries. All significant inter-company transactions and balances are eliminated upon consolidation. Investments under equity method are accounted for under the equity method. Yucheng’s share of these companies’ earnings or losses is included in the consolidated statement of operations as income or loss from equity method investees.

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

(c)	Convenience translation into United States dollars

The translation of Renminbi amounts into United States dollars has been made for the convenience of the reader and has been made at the exchange rate quoted by the People’s Bank of China on December 31, 2011 of RMB6.3009 (2010: RMB6.6227) to USD1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollars at that rate or any other rate.

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

Properties and equipment are stated at cost less accumulated depreciation and impairment losses (note 2(i)). Depreciation is calculated on the straight-line method over the estimated useful lives of the assets as follows:

Estimated useful life
Properties	20 years
Office equipment and furniture	3-5 years
Machinery	3-5 years
Motor vehicles	5-10 years
Leasehold improvements	Shorter of lease terms or 5 years

Maintenance and repairs are charged to expense as incurred. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized for the reporting period.

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

Where a lease is classified as an operating lease, the total rental payments made under the leases are recognized in the consolidated statement of operations on a straight-line basis over the terms of the leases. Lease incentives received are recognized in the consolidated statement of operations as an integral part of the total lease payments made.

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

Software development costs include payroll, employee benefits, and other headcount-related costs associated with product development. The Company records expenditure incurred before technological feasibility is established into research and development cost and capitalizes expenditures incurred after that point into the cost of intangible assets. Software development costs were RMB22,204,930, RMB18,289,465 and RMB27,469,793 in 2009, 2010 and 2011, respectively, among which RMB8,376,550, RMB7,758,848 and RMB11,999,308 were capitalized in 2009, 2010 and 2011.

In August 2011, the Company acquired an intangible asset related to the services to be provided by the previous owners of Yuchengxin. Such service vendor relationships are amortized over its contractual period of three years.

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

The estimated useful lives are as follows:

Estimated useful life
Software development costs
- Internal-use software	3 years
- Marketable software	3 years
Customer relationships	3-5 years
Other technology	3-5 years
Purchased software	5-10 years
Service vendor relationships	3 years

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

(k)	Revenue recognition

The Company generates revenues primarily from Software & Solutions, Platform Services and Maintenance Services. Revenue is recognized as follows:

(i)	Software & Solutions - Software & Solutions consist of software development services that require significant production, modifications, or customization of software or software system. Due to the long-term nature of software development, contract accounting is applied in accordance with ASC Topic 605-35, Construction-Type and Production-Type Contracts, and ASC Topic 985-605, Software - Revenue Recognition. Based on our fact pattern, we apply the percentage-of-completion method of revenue recognition to account for the software development to the period from the start of the significant production, modification, or customization through to the last element delivered, which is the end of the software development contract. Labor costs and direct project expenses are used to determine the stage of completion. Revisions in estimated contract profits are made in the period in which the circumstances requiring the revision first become known. Provisions, if any, are made for anticipated losses on uncompleted contracts whenever it appears there may be a loss.

2	Summary of significant accounting policies and practices - Continued

(k)	Revenue recognition - Continued

(i)	Continued

Costs and estimated earnings in excess of billings on uncompleted contracts consist of recognized recoverable costs and accrued profits on contracts for which billings had not been presented to customers as of the balance sheet date. Billings in excess of revenue recognized for which payments have been received are deferred until the applicable revenue recognition criteria have been met.

(ii)	Platform Services - Platform Services refer to system integration service. System integration services mainly consist of value added services of planning, designing, installing, integrating and testing of hardware sold to customers. Revenue from system integration services is recognized in accordance with FASB ASC Topic 605, Revenue Recognition, when the following conditions are all met: persuasive evidence of an arrangement exists, system integration services have been rendered and products have been delivered and accepted, the price is fixed or determinable and, collectibility is reasonably assured. Customer’s acknowledgement evidences their acceptance of the system integration work being completed at which time revenue is recognized. The contract revenue and related costs are deferred if the customer’s acknowledgement is not obtained.

(iii)	Maintenance Services - Maintenance Services consist of agency sales and maintenance services. Revenue from sales of IT equipment and software to the end users, which are limited to passing the IT equipment and software from vendors to the end users, is treated as agency sales. The Company records the net difference between the amount it bills to end users and the fees charged by third party vendors as revenue. The Company considers the criteria set out in ASC Topic 605-45, Principal Agent Considerations, in determining whether it should recognize such revenues at gross or net of revenue. The Company believes that based on its arrangement with the system integrators, end users and the third party IT manufacturers, the net approach is appropriate as the Company is not the primary obligor to the end users, does not take general inventory risk, does not have latitude in establishing price and does not have discretion in supplier selection with respect to the IT equipment or software delivered to end users.

Maintenance Service revenue is recognized ratably over the maintenance period.

2	Summary of significant accounting policies and practices - Continued

(l)	Pre-contract costs

Due to the business environment in which the Company operates, it is common practice that the Company commences the software development or IT consulting project for its clients without commercial contracts being signed. If the contracts are not obtained during the reporting period where implementation costs have been incurred, the Company defers revenue recognition for the related contracts until contracts are obtained. In accordance with ASC Topic 720-15, Start-Up Costs, costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained, including cost of equipment, direct labor costs, and other ancillary costs, are deferred until receipt of the signed contract, and are then included in contract costs or inventory. Such deferred costs, subject to their not being related to costs of start-up activities, are evaluated periodically for probability of recoverability. If deemed unrecoverable, deferred costs are expensed to operating expenses.

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

Pursuant to the relevant laws and regulations in the PRC, the Company participates in a defined contribution retirement plan for its employees arranged by a governmental organization. The Company makes contributions to the retirement scheme at the applicable rate based on the employees’ salaries. The required contributions under the retirement plans are charged to the consolidated statement of operations on an accrual basis when they are due. The Company’s contributions totaled RMB16,453,429, RMB12,794,943 and RMB12,594,520 in 2009, 2010 and 2011, respectively.

(o)	Interest

Interest costs are expensed as incurred, except for those capitalized that are directly attributable to the acquisition, construction or production of qualifying assets. No interest costs were capitalized for each of the years in the three-year period ended December 31, 2011.

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

Pursuant to the laws and regulations of the PRC, the Company is entitled to a refund of the 14.0% value-added tax (“VAT”) for certain self-developed software products. The Company recognizes the VAT refunds upon the completion of government approval process. VAT refunds are included as a credit in the operating expense section of the consolidated statement of operations.

(s)	Fair value measurement

The Company measures the fair values of its financial instruments in accordance with accounting guidance which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company adopted the accounting guidance related to non-financial assets and non-financial liabilities that are not measured at fair value on a recurring basis on January 1, 2009. In addition, the Company categorizes assets and liabilities measured at fair value into three-level hierarchy based on the inputs to fair value measurement. The following describes the three-level hierarchy.

2	Summary of significant accounting policies and practices - Continued

(s)	Fair value measurement - Continued

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

The Company does not have off-balance-sheet concentration of credit risk such as those arising from foreign exchange contracts, option contracts or other foreign hedging arrangements.

2	Summary of significant accounting policies and practices - Continued

(u)	Investments under equity method

The investments, in which the Company has significant influence, but not control, or the Company has joint control, are accounted for using the equity method. Investments under the equity method consist of a 40% equity interest in Yucheng Sinowise Consultancy Services Limited, (“Sinowise”), a software and service technology company, a 49% equity interest in Yuxin Data Technologies Co., Limited (“Yuxin Data”), a software and hardware technology company, a 30% equity interest in Beijing Yuxinyicheng Internet Technologies Co., Limited (“Yuxinyicheng Internet”), a software and hardware technology company, and a 40% equity interest in Zhejiang Yuxinbanke Information Technologies Limited (“Yuxinbanke”), a software and hardware technology company.

Where the Company’s share of losses exceeds its carrying value, the Company’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the equity method investees. As of December 31, 2010 and December 31, 2011, there was an excess of the carrying value over the Sinowise company’s share of net assets of the equity method investees.

Unrealized profits and losses resulting from transactions between the Company and its equity method investees are eliminated to the extent of its carrying value, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in the consolidated statement of operations. The transactions with investments under equity method are detailed in note 23(b).

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

On April 3, 2009, Yuxinyicheng established a joint-venture, Sinowise. Total registered capital of Sinowise is RMB1 million. Yuxinyicheng holds 40% equity interest of Sinowise.

On March 15, 2010, Yuxinyicheng established a joint-venture, Yuxin Data, in Tianjin city. Total register capital is RMB60 million. NTT Data China and Yuxinyicheng hold 51% and 49% of interests, respectively.

On February 17, 2011, Yuxinyicheng acquired a joint-venture, Yuxinyicheng Internet, in Beijing city. Total register capital is RMB17.5 million. Yuxinyicheng and other investors hold 30% and 70% of equity interests, respectively.

On September 7, 2011, Yuxinyicheng established a joint-venture, Yuxinbanke, in Hangzhou city. Total register capital is RMB20 million. Yuxinyicheng and other investors hold 40% and 60% of equity interests respectively.

2	Summary of significant accounting policies and practices - Continued

(u)	Investments under equity method - Continued

The carrying amounts of the investments under equity method as of December 31, 2010 and 2011 are as follows:

	2010	2011	2011
	RMB	RMB	USD
			(unaudited)

Sinowise	-	-	-
Yuxin Data	24,846,083	22,875,915	3,630,579
Yuxinyicheng Internet	-	4,447,379	705,832
Yuxinbanke	-	6,512,219	1,033,538
Total	24,846,083	33,835,513	5,369,949

Summary of the combined financial information for the affiliates as of and for the years ended December 31, 2009, 2010 and 2011 is as follows:

	2009	2010	2011	2011
	RMB	RMB	RMB	USD
				(unaudited)
Financial position
Current assets	44,108,369	37,187,715	63,039,130	10,004,782
Property, plant and equipment, net	7,967,488	3,546,066	6,145,986	975,414
Other non-current assets	13,250	21,407,448	33,826,278	5,368,483
Total assets	52,089,107	62,141,229	103,011,394	16,348,679
Current liabilities	2,363,144	9,983,041	39,617,920	6,287,660
Total liabilities	2,363,144	9,983,041	39,617,920	6,287,660
Owners’ equity	49,725,963	52,158,188	63,393,474	10,061,019
Total liabilities and equity	52,089,107	62,141,229	103,011,394	16,348,679

Results of operations
Sales	6,117,739	13,443,855	41,260,307	6,548,320
Operating loss	(1,294,897)	(9,141,130)	(13,983,658)	(2,219,311)
Net loss income	(1,279,906)	(7,100,150)	(13,264,953)	(2,105,247)

(v)	Share-based compensation

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

Effective April 1, 2009, the Company adopted ASC Topic 810-10-65 (SFAS 160, “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”), which amends previously issued guidance to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity. Among other requirements, this statement requires that the consolidated net income (loss) attributable to the parent and the non-controlling interest be clearly identified and presented on the face of the consolidated statements of operations. The presentation and disclosure requirements of the ASC Topics have been applied retrospectively for all periods presented in the accompanying consolidated balance sheets and statements of operations and comprehensive income (loss), and statements of shareholder’s equity and statements of cash flows, to conform to the provisions of ASC Topic 810.

(z)	Recently issued accounting standards

Recently adopted accounting pronouncements

In October 2009, the FASB amended the ASC as summarized in Accounting Standards Update (“ASU”) 2009-14, “Software (ASC Topic 985): Certain Revenue Arrangements That Include Software Elements”, and ASU 2009-13, “Revenue Recognition (ASC Topic 605): Multiple-Deliverable Revenue Arrangements”. As summarized in ASU 2009-14, ASC Topic 985 has been amended to remove from the scope of industry specific revenue accounting guidance for software and software related transactions, tangible products containing software components and non-software components that function together to deliver the product’s essential functionality. As summarized in ASU 2009-13, ASC Topic 605 has been amended (1) to provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) to require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price; and (3) to eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method. The Company adopted ASU 2009-13 and ASU 2009-14 during the year and the adoption did not have an impact on the Company’s consolidated financial statements.

2	Summary of significant accounting policies and practices - Continued

(z)	Recently issued accounting standards - Continued

Recently adopted accounting pronouncement - Continued

In April 2010, the FASB issued ASU 2010-13, “Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades”. It addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. ASC Topic 718, “Compensation—Stock Compensation”, was amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trade shall not be considered to contain a market, performance or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies for equity classification. The Company adopted ASU 2010-13 during the year and the adoption did not have an impact on the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU 2010-28, “Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. This ASU requires that reporting units with zero or negative carrying amounts perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The Company adopted ASU 2010-28 during the year and the adoption did not have an impact on the Company’s consolidated financial statements.

Recent accounting pronouncements not yet adopted

 In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820)”: Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which provided clarifications for Topic 820 and also included instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurement has changed. This Update results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and IFRSs, and is effective during interim and annual periods beginning after December 15, 2011 for public entities. Early application by public entities is not permitted, and the adoption of ASU 2011-04 is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”, which gives an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This Update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments in this Update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 for public entities and is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

2	Summary of significant accounting policies and practices - Continued

(z)	Recently issued accounting standards - Continued

Recent accounting pronouncements not yet adopted - Continued

In September 2011, the FASB issued an amendment to ASC Topic 350, in ASU 2011-08 “Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment”, which simplifies how entities test goodwill for impairment. Under the amendment, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads the entity to determine that it is more likely than not that its fair value is less than its carrying amount. If after assessing the totality of events or circumstances, an entity determines that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then the two-step impairment test for goodwill is unnecessary. If the entity concludes otherwise, then it is required to test goodwill for impairment under the two-step process as described under paragraphs 350-20-35-4 of the ASC. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any, as described in paragraph 350-20-35-9 of the ASC. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 and early adoption is permitted. The Company is currently evaluating the impact of adopting this amendment, but it is not expected to have a material impact on the Company’s consolidated financial statements.

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on results of operations, financial condition, or cash flows, based on current information.

3	Trade accounts receivable, net

Trade accounts receivable as of December 31, 2010 and 2011 consist of the following:

	December 31
	2010	2011	2011
	RMB	RMB	USD
	(unaudited)

Primary bank customer and its subsidiaries	54,496,752	41,452,829	6,578,874
Other bank customers	108,310,654	171,395,035	27,201,676
General contractors	33,435,653	31,701,770	5,031,308
Total	196,243,059	244,549,634	38,811,858

Included in the above balance was the allowance for doubtful debt of RMB12,580,356 and RMB15,362,356 as of December 31, 2010 and 2011, respectively.

Allowance for doubtful account is as follows:

	December 31
	2010	2011	2011
	RMB	RMB	USD
	(unaudited)

Balance as of January 1	16,306,960	12,580,356	1,996,597
Additions	-	3,030,000	480,884
Recovery	(59,550)	(248,000)	(39,360)
Written off	(3,667,054)	-	-
Balance as of December 31	12,580,356	15,362,356	2,438,121

The balance billed but not paid by customers pursuant to retainage provisions in contracts will be due upon completion of the contracts and acceptance by the customers. The retention balance as of December 31, 2011 is RMB21,438,266 equivalent to USD3,402,413 (2010: RMB20,642,213 equivalent to USD3,116,888).

4	Costs and estimated earnings on uncompleted contracts

	December 31
	2010	2011	2011
	RMB	RMB	USD
	(unaudited)

Costs incurred on uncompleted contracts	274,351,748	329,791,236	52,340,338
Estimated earnings	200,766,895	257,212,670	40,821,576
	475,118,643	587,003,906	93,161,914
Less: Billings to date	(364,712,537)	(455,188,895)	(72,241,885)
	110,406,106	131,815,011	20,920,029

The amounts are included in the accompanying consolidated balance sheets under the following captions:

	December 31
	2010	2011	2011
	RMB	RMB	USD
	(unaudited)

Costs and estimated earnings in excess of billings on uncompleted contracts	132,656,349	169,384,841	26,882,642
Billings in excess of costs and estimated earnings on uncompleted contracts	(22,250,243)	(37,569,830)	(5,962,613)
	110,406,106	131,815,011	20,920,029

Cost and estimated earnings in excess of billings comprise principally amounts of revenue recognized on contracts for which billings had not been presented to customers because the amounts were not billable at the balance sheet date. The unbilled amounts receivable as of December 31, 2011 is RMB169,384,841 equivalent to USD26,882,642 (2010: RMB132,656,349 equivalent to USD20,030,554).

5	Other current assets

	December 31
	2010	2011	2011
	RMB	RMB	USD
	(unaudited)

Payments in advance	20,549,650	27,085,975	4,298,747
Project and tendering deposits	13,136,973	11,876,585	1,884,903
Other receivables	33,948,280	17,588,896	2,791,489
Prepaid expenses	227,965	79,100	12,554
Total	67,862,868	56,630,556	8,987,693

Payments in advance represent part of purchase contract amount for which the equipment has not been delivered from the suppliers as of the end of year.

Other receivables mainly include considerations for the disposals of a subsidiary and an equity accounted investment, deposits and staff advances for operations.

Included in other receivables is allowance for doubtful debt of RMB2,077,500 and RMB3,811,959 as of December 31, 2010 and 2011, respectively.

6	Income taxes

A reconciliation of the expected tax with the actual tax expense (benefit) for the years ended December 31, 2009, 2010 and 2011 are as follows:

	2009	2010	2011	2011
	RMB	RMB	RMB	USD
	(unaudited)

Income (loss) before income taxes and share of results of equity method investees	(2,045,495)	37,251,261	46,717,340	7,414,390
Expected PRC income tax expense (benefits) (note (i))	(1,181,616)	9,312,817	11,679,335	1,853,598
Tax holiday benefits and preferential tax rates (note (ii))	(5,603,066)	(9,415,133)	(16,244,674)	(2,578,151)
Tax effect related to foreign entities not subject to income taxes	898,695	2,223,777	2,174,327	345,082
Tax effect related to change in applicable tax rate	(34,185)	339,718	(62,751)	(9,959)
Non-taxable income	(907,459)	(114,250)	(89,759)	(14,245)
Additional deductible research and development expense	(1,060,680)	(375,812)	(621,252)	(98,597)
Non-deductible expenses	3,116,305	535,507	816,502	129,585
Over provision of current tax in prior years	(861,749)	(2,865,082)	(5,944,739)	(943,475)
Under provision of deferred tax in prior years	16,284	1,942,138	10,013,256	1,589,179
Change in valuation allowance	103,757	3,459,341	5,115,975	811,944
Others	263,304	216,202	(319,905)	(50,773)
Actual income tax expenses (benefits)	(5,250,410)	5,259,223	6,516,315	1,034,188
Representing:
Current tax expenses (benefits)	3,225,295	3,316,855	(3,288,848)	(521,965)
Deferred tax expenses (benefits)	(8,475,705)	1,942,368	9,805,163	1,556,153
Total income tax expenses (benefits)	(5,250,410)	5,259,223	6,516,315	1,034,188

6	Income taxes - Continued

Notes:

(i)	Yucheng, and its subsidiaries, e-channels BVI and Sihitech BVI are incorporated in the British Virgin Islands and are not subject to taxation under the British Virgin Islands. Yuxinyicheng and its major subsidiaries (together, the “PRC entities”) are incorporated in the PRC and governed by the PRC laws.

The normal statutory rate of the tax rate of PRC Enterprise Income tax (“EIT”) is 25% from 2008. All subsidiaries adopted this tax rate except the following subsidiaries:

EIT rates applicable to the subsidiaries of the Company, except for Fujie, ranged from 0% to 25% for the year ended December 31, 2011 (2010: 0% to 25%; 2009: 0% to 25%). EIT for Fujie is calculated at 2.5% of revenue for the year ended December 31, 2011 (2010: 2.5% of revenue; 2009: 2.5% of revenue) as it was classified as a small enterprise by the Local Tax Bureau in Shanghai City.

Pursuant to the approval issued by the Beijing Haidian District Local Tax Bureau, e-Channels was qualified as a high-tech company, thus its applicable EIT rate was 15% from 2008. This qualification is timed-out in 2010. Accordingly, the applicable EIT rate for e-Channels is 25% for the year ended December 31, 2011.

Pursuant to the approval issued by the Local Tax Bureau in Beijing Haidian District, Beijing Software was qualified as a high-tech company, thus its applicable EIT rate was 15% from 2008. This qualification is timed-out in 2010. Accordingly, the applicable EIT rate for Beijing Software is 25% for the year ended December 31, 2011.

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

Pursuant to the approval issued by the Local Tax Bureau in Beijing Haidian District from 2009 to 2013, Yuxinyicheng was qualified as a high-tech company and entitled to a tax holiday from 2007 to 2008, and an additional 50% tax exemption to the applicable EIT rate of 15% to 7.5% from 2009 to 2011.

Pursuant to the approval issued by the Local Tax Bureau in Beijing Haidian District, Sunrisk was qualified as a high-tech company, thus its applicable EIT rate was 15% from 2010 to 2012.

6	Income taxes - Continued

(ii)	Aggregate tax relief was approximately RMB5,603,066, RMB9,317,718 and RMB16,244,674 for the years ended December 31, 2009, 2010 and 2011, respectively. Aggregate basic per share effect of the tax relief amounted to RMB0.30, RMB0.50 and RMB0.85 for the years ended December 31, 2009, 2010 and 2011, respectively. Aggregate dilute per share effect of the tax relief amounted to RMB0.30, RMB0.49 and RMB0.84 for the years ended December 31, 2009, 2010 and 2011, respectively.

(iii)	Pre-tax income and income tax expenses are both domestic.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2010 and 2011 are presented below.

	December 31
	2010	2011	2011
	RMB	RMB	USD
	(unaudited)
Deferred tax assets:
Intangible assets	247,646	300,000	47,612
Deferred revenue	-	5,462,475	866,936
Future benefit of tax losses	14,088,942	10,269,693	1,629,877
Doubtfuldebtallowances	-	433,615	68,818
Others	-	281,885	44,737
	14,336,588	16,747,668	2,657,980
Less: valuation allowance	(3,729,235)	(8,845,210)	(1,403,801)
	10,607,353	7,902,458	1,254,179
Deferred tax liabilities:
Cost and estimated earnings in excess of billings	-	(5,783,892)	(917,947)
Capitalized internal-use and marketable software	(2,071,188)	(3,432,459)	(544,757)
Additional intangible assets through acquisition	(541,678)	(122,775)	(19,485)
Others	-	(374,008)	(59,359)
	(2,612,866)	(9,713,134)	(1,541,548)
Net deferred tax assets (liabilities)	7,994,487	(1,810,676)	(287,369)

Representing:

Deferred tax assets – current	-	1,328,942	210,913
Deferred tax assets – non-current	10,607,353	574,371	91,157
Deferred tax liabilities – current	(829,282)	(2,293,492)	(363,995)
Deferred tax liabilities – non-current	(1,783,584)	(1,420,497)	(225,444)
	7,994,487	(1,810,676)	(287,369)

6	Income taxes - Continued

(iii)	Continued

Movement of valuation allowance on deferred tax assets:

	2010	2011	2011
	RMB	RMB	USD
	(unaudited)

At the beginning of the year	269,895	3,729,235	591,857
Increase in valuation allowance	3,459,340	5,115,975	811,944
At the end of the year	3,729,235	8,845,210	1,403,801

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

The net tax loss attributable to those PRC entities can only be carried forward for a maximum period of five years. The expiration period of unused tax losses is as follows:

	December 31
	2010	2011	2011
	RMB	RMB	USD
	(unaudited)
Year ending December 31,
2012	-	7,990,322	1,268,124
2013	23,209,056	-	-
2014	33,833,913	337,428	53,552
2015	19,071,647	16,903,487	2,682,710
2016	-	31,541,639	5,005,894
Tax losses that can be carried forward indefinitely	-	-	-
	76,114,616	56,772,876	9,010,280

Under the New EIT Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to Yucheng are subject to a withholding tax at a rate of 10%, unless Yucheng will be deemed as a resident enterprise for tax purposes.  Since the Company intends to reinvest the earnings of the PRC subsidiaries in business expansion in mainland China, the PRC subsidiaries do not intend to declare dividends to their immediate non-PRC established holding companies in the foreseeable future. Accordingly, no deferred taxation on undistributed earnings of the PRC subsidiaries has been recognized as of December 31, 2011. The accumulated undistributed earnings of the PRC subsidiaries amounted to approximately RMB245.6 million equivalent to USD37.1 million and RMB369.8 million equivalent to USD58.7 million as of December 31, 2010 and 2011, respectively.

6	Income taxes - Continued

(iii)  Continued

In accordance with ASC Topic 704 Income Taxes, the Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities.

Determining income tax provisions involves judgement on the future tax treatment of certain transactions. The Company performed a self-assessment and concluded that there was no significant uncertain tax position requiring recognition in its financial statements. The tax treatment of such transactions is reconsidered periodically to take into account all changes in tax legislations. Where the final tax outcome of these transactions is different from the amounts that were initially recorded, such difference will impact the income tax and deferred tax provisions in the year in which such determination is made.

There were no material interest or penalties incurred for the years ended December 31, 2009, 2010 and 2011.

7	Properties and equipment, net

	December 31
	2010	2011	2011
	RMB	RMB	USD
			(unaudited)

Properties	10,769,736	10,769,736	1,709,238
Office equipment and furniture	29,437,660	33,715,050	5,350,831
Motor vehicles	4,289,692	3,303,894	524,352
Leasehold improvements	7,900,152	7,663,544	1,216,262
	52,397,240	55,452,224	8,800,683
Accumulated depreciation	(21,988,168)	(26,393,365)	(4,188,825)
Properties and equipment, net	30,409,072	29,058,859	4,611,858

Depreciation expense on properties and equipment were RMB16,607,137, RMB17,227,855 and RMB6,771,993, which includes amortization of properties and equipment acquired under capital lease obligations of RMB2,867,754, RMB2,282,497 and RMB314,535 for the years ended December 31, 2009, 2010, and 2011 respectively. Gross assets remaining under capital leases were RMB8,623,510 and RMB8,623,510 at December 31, 2010 and 2011. Accumulated depreciation associated with capital leases were RMB8,308,975 and RMB8,623,510 at of December 31, 2010 and 2011.

8	Intangible assets, net

		Purchased software	Capitalized marketable software	Capitalized internal-use software	Customer relationships	Other technology	Service vendor relationships	Total

Balance as of January 1, 2010	RMB	5,035,198	9,309,969	1,919,711	982,200	13,001,331	-	30,248,409
Additions		70,655	6,216,447	1,542,401	-	-	-	7,829,503
Elimination from disposal of subsidiary		-	-	-	-	(3,249,986)	-	(3,249,986)
Amortization		(1,422,834)	(3,682,233)	(576,710)	(392,880)	(3,845,012)	-	(9,919,669)

Balance as of December 31, 2010	RMB	3,683,019	11,844,183	2,885,402	589,320	5,906,333	-	24,908,257
Additions		395,782	5,497,006	6,502,302	-	-	15,974,540	28,369,630
Amortization		(1,412,586)	(4,240,859)	(745,420)	(392,880)	(3,345,008)	(2,282,077)	(12,418,830)
Balance as of December 31, 2011	RMB	2,666,215	13,100,330	8,642,284	196,440	2,561,325	13,692,463	40,859,057
	USD(unaudited)	423,148	2,079,121	1,371,595	31,176	406,502	2,173,096	6,484,638

Amortization expense was RMB16,493,671, RMB9,919,669 and RMB12,418,830 for the years ended December 31, 2009, 2010 and 2011 respectively. Estimated annual amortization expense for each of the next five years is as follows:

Year ending
December 31,	RMB

2012	18,119,699
2013	13,944,875
2014	8,609,174
2015	119,346
2016	65,963
40,859,057

9	Goodwill

	December 31
	2010 RMB	2011 RMB	2011 USD
			(unaudited)

Balance as of January 1	189,009,599	189,009,599	29,997,238
Additional considerations	-	-	-
Balance as of December 31	189,009,599	189,009,599	29,997,238

No impairment has been included in the above balances.

10	Short-term borrowings

	December 31
	2010	2011	2011
	RMB	RMB	USD
			(unaudited)

Short-term borrowings from bank	81,000,000	119,953,739	19,037,556

The short-term borrowing of RMB81,000,000 as of December 31, 2010 represented the sum of four borrowings, comprising:

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

The short-term borrowing of RMB119,953,739 as of December 31, 2011 represented the sum of six borrowings, comprising:

(i)	the borrowing of RMB32,100,000 effective from March 29, 2011 to March 28, 2012 with an annual interest rate of 7.257%; and
(ii)	the borrowing of RMB19,853,739 effective from June 20, 2011 to June 19, 2012 with an annual interest rate of 7.544%; and
(iii)	the borrowing of RMB28,000,000 effective from June 29, 2011 to April 28, 2012 with an annual interest rate of 7.544%; and
(iv)	the borrowing of RMB15,000,000 effective from August 26, 2011 to February 25, 2012 with an annual interest rate of 6.893%; and
(v)	the borrowing of RMB15,000,000 effective from September 30, 2011 to March 29, 2012 with an annual interest rate of 7.015%; and
(vi)	the borrowing of RMB10,000,000 effective from November 17, 2011 to November 16, 2012 with an annual interest rate of 6.560%.

10	Short-term borrowings - Continued

The preceding three borrowings were guaranteed by Beijing Sihitech and Mr. Weidong Hong, shareholder and CEO without bearing guarantee fee.

The fourth and fifth borrowings were guaranteed by Mr. Weidong Hong, shareholder and CEO without bearing guarantee fee.

The last borrowing was guaranteed by Yuxinyicheng without bearing gurarantee fee.

11	Obligations under capital leases

Certain of office equipment have been acquired under capital leases. Obligations under capital were as follows:

	December 31
	2010 RMB	2011 RMB	2011 USD
			(unaudited)
Net minimum lease payments due:
Within one year	320,751	-	-
Later than one year	-	-	-
Total net minimum lease payments	320,751	-	-

Less: Amount representing interest	(6,216)	-	-

Present value of net minimum lease payments	314,535	-	-
Less: current portion	(314,535)	-	-

Obligations under capital leases – non-current	-	-	-

12	Other current liabilities

	December 31
	2010	2011	2011
	RMB	RMB	USD
			(unaudited)

Advances from customers	14,737,775	32,894,785	5,220,649
Taxes payable, excluding income tax	16,550,802	20,504,848	3,254,273
Accrued expenses	2,380,004	2,785,212	442,034
Others	11,051,530	8,405,653	1,334,040
Total	44,720,111	64,590,498	10,250,996

13	Non-controlling interests

	December 31
	2010	2011	2011
	RMB	RMB	USD
			(unaudited)

Balance as of January 1	7,869,561	5,134,306	814,852
Share of loss for the year	(2,735,255)	(4,686,297)	(743,750)
Balance as of December 31	5,134,306	448,009	71,102

Non-controlling interests as of December 31, 2010 and 2011 represented the non-controlling shareholder’s equity interest in Sunrisk.

14	Reserves

During the three years ended December 31, 2011, the Company has followed the PRC Company Law to make appropriation of its profit to the statutory surplus reserve.

Statutory surplus reserve

In accordance with PRC Company Law, the Company is required to appropriate at least 10% of the profit arrived at for each year to the statutory surplus reserve. Appropriation to the statutory surplus reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year.

The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory surplus reserve. Appropriation to the statutory surplus reserve must be made before distribution of dividends to owners. The appropriation is required until the statutory surplus reserve reaches 50% of the registered capital. This statutory surplus reserve is not distributable in the form of cash dividends but only on liquidation. It can be used to make good of previous losses, if any, and may be utilized for business expansion or converted into capital by increasing registered capital to existing equity owners in proportion to their equity holding, provided that remaining reserve balance after such conversion is not less than 25% of the registered capital. As of December 31, 2010 and 2011, the accumulated balance of our statutory surplus reserve amounted to RMB50.4 million and RMB57.3 million, respectively.

In accordance with the PRC laws and regulations, our PRC subsidiary is restricted in its ability to transfer a portion of its net assets to the Company in the form of dividends, which approximated to RMB735.1 million and RMB778.4 million representing the total amount of paid in capital and accumulated balance of statutory reserve of our PRC subsidiaries attributable to the Company as of December 31, 2010 and 2011, respectively.

15	Accumulated other comprehensive loss

As of December 31, 2010 and 2011, the only component of accumulated other comprehensive loss was translation reserve.

16	Revenues

	2009	2010	2011	2011
Revenues	RMB	RMB	RMB	USD
				(unaudited)
Software & Solutions
Channel Solutions	133,683,101	123,966,653	168,714,337	26,776,228
Management Solutions	72,395,869	81,812,009	116,036,055	18,415,791
Business Solutions	80,813,286	134,516,509	151,384,582	24,025,866
Platform	12,575,504	8,460,490	2,052,676	325,775
Maintenance Services	62,251,487	63,576,554	64,423,458	10,224,485

Total revenues	361,719,247	412,332,215	502,611,108	79,768,145
Business taxes	(7,249,519)	(8,688,023)	(13,500,885)	(2,142,692)

Net revenues	354,469,728	403,644,192	489,110,223	77,625,453

17	Other income (expenses)

	2009	2010	2011	2011
	RMB	RMB	RMB	USD
				(unaudited)

Gain on disposal of affiliates	6,291,960	-	-	-
Fair value adjustment on real estates that was received as a compensation for notes receivable	2,236,740	-	-	-
Other	(115,560)	(95,519)	18,540	2,943
Total	8,413,140	(95,519)	18,540	2,943

18	General and administrative expenses

General and administrative expenses are shown net of the following credits:

	2009	2010	2011	2011
	RMB	RMB	RMB	USD
				(unaudited)

Value-added tax refund for software products sold	3,920,346	123,750	2,662,240	422,517
Technology subsidy	395,000	-	-	-
Business tax and surcharges refund	59,555	1,258,067	-	-
Government subsidies	-	4,008,500	9,822,504	1,558,905
Other	30,427	17,326	-	-
Total	4,405,328	5,407,643	12,484,744	1,981,422

Some of the subsidiaries of the Company were granted subsidies by the local government to encourage development of high-tech enterprises. There were no unfulfilled performance obligations related with such subsidies.

19	Earnings per share

The following table sets forth the computation of basic and diluted net earnings per share for the years indicated:

	2009	2010	2011	2011
	RMB	RMB	RMB	USD
				(unaudited)
Net income (numerator) - basic and diluted
Income from continuing operations	2,616,036	34,170,628	41,626,752	6,606,475

Net income (loss)	(4,199,598)	1,964,724	41,626,752	6,606,475

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net earnings per share	18,541,289	18,560,014	19,213,305	19,213,305

Incremental weighted average
common shares from assumed exercise of unit purchase options (“UPOs”) (note 21)	42,937	-	-	-
restricted shares granted (note 24)	-	389,345	54,193	54,193

19	Earnings per share - Continued

	2009	2010	2011	2011
	RMB	RMB	RMB	USD
				(unaudited)
Weighted average common share outstanding used in computing diluted net earnings per share for continuing operations	18,584,226	18,949,359	19,267,498	19,267,498

For whole operations	18,584,226	18,949,359	19,267,498	19,267,498

Earnings per share from continuing operations
- basic	0.14	1.84	2.17	0.34

- diluted	0.14	1.80	2.16	0.34

Loss per share from discontinued operation
- basic	(0.37)	(1.74)	-	-

- diluted	(0.37)	(1.74)	-	-

Earnings (loss) per share
- basic	(0.23)	0.11	2.17	0.34
- diluted	(0.23)	0.10	2.16	0.34

No diluted loss per share for the year December 31, 2011 has been presented as the UPOs have expired.

20	Commitments and contingencies

Other than the capital leases disclosed in note 11, the Company also leases office space under operating leases. The leases typically run for one to three years with an option to renew the lease annually thereafter. Lease payments are revised annually to reflect market rentals. None of these leases includes contingent rentals.

Non-cancellable operating lease rentals at the end of each year are payable as follows:

	2010	2011	2011
	RMB	RMB	USD
			(unaudited)
Payable:
Within 1 year	4,944,672	2,170,008	344,397
Within 1-2 years	919,752	206,489	32,771
Within 2-3 years	120,154	-	-
Within 3-4 years	-	-	-
Within 4-5 years	-	-	-
	5,984,578	2,376,497	377,168

The Company recognized RMB9,482,032, RMB9,426,142 and RMB9,658,407 of rental expense for the years ended December 31, 2009, 2010 and 2011, respectively.

The Company provides indemnifications of varying scope and size to certain customers against claims of intellectual property infringement made by third parties arising from the use of the products. Due to the nature of the indemnification provided, the Company cannot estimate the fair value, nor determine the total nominal amount of the indemnification. The Company evaluates estimated losses for such indemnifications under FASB 450 Contingencies, Including Indirect Guarantees of Indebtedness of Others. The Company considers such factors as the degree of probability of an unfavourable outcome and the ability to make a reasonable estimate of the amount of loss. To date, the Company has not encountered material costs as a result of such obligations and have not accrued any liabilities related to such indemnifications in the financial statements.

The product warranty accrual reflects management’s best estimate of probable liability under its product warranties. Management determines the warranty accrual based on known product failures (if any), historical experience, and other currently available evidence. As of December 31, 2010 and 2011, the warranty accrual was nil. There has been no significant activity impacting the results of operations for any period presented.

20	Commitments and contingencies - Continued

Pursuant to the agreement for acquisition of Yuchengxin as discussed in note 1, in addition to the initial considerations, service vendors are entitled to additional equity consideration upon satisfaction of certain conditions. With respect to additional consideration, they are entitled to:

(1)	As of April 30, 2012, RMB Nil, or the net income of Yuchengxin in 2011 and the estimated net income of Yuchengxin in 2012 minus RMB10 million. Since the net income of Yuchengxin in 2011 and the estimated net income of Yuchengxin in 2012 is less than RMB10 million, this consideration is zero.

(2)	As of April 30, 2013, RMB Nil, or the total net income of Yuchengxin in 2011, 2012 and the estimated net income of Yuchengxin in 2013 minus first additional consideration and RMB10 million.

(3)	As of September 30, 2014, RMB Nil, or the total net income of Yuchengxin in 2011, 2012, 2013 and in six months ended June 30, 2014 minus first two additional considerations and RMB10 million.

If the total net income of Yuchengxin from 2011 to June 2014 is less than RMB10 million, the seller of Yuchengxin should return to the Company 70% of the excess of the total net income of Yuchengxin from 2011 to June 2014 over the RMB10 million.

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

Each Warrant entitled the holder to purchase from Yucheng one share of common stock at an exercise price of USD5.00 commencing on the date of the Stock Exchange Transactions and expired on November 17, 2009 (being five years after the date of the prospectus of CUAC). The Warrants were redeemable at a price of USD0.01 per Warrant upon 30 days’ notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least USD8.50 per share for any 20 trading days within 30 trading days period ending on the third day prior to the date on which notice of redemption was given. 6,866,486 warrants were exercised before December 31, 2007, and 33,514 warrants were redeemed.

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

23	Significant related party transactions

(a)	Identity of related parties

Related parties identified for the years ended December 31, 2009, 2010, and 2011 are summarised as follows:

	Relationship with the Company	Shareholding in Yucheng or shareholding being held by the Company
		for 2009	for 2010	for 2011

Mr. Weidong Hong	Shareholder and CEO	16.47%	16.47%	16.96%

Mr. Shuo Zeng	Shareholder and COO	5.19%	5.19%	5.34%

Sihitech (HK) Co., Ltd.	Controlled by
	Mr. Weidong Hong	N/A	N/A	N/A

Hainan Baodaotong	Investment under
Technologies Limited	cost method
(“Baodaotong”)		15%	0%	0%

Yucheng Sinowise	Investment under
Consultancy Services	equity method
Limited (“Sinowise”)		40%	40%	40%

Yuxin Data Technologies	Investment under
Co., Limited (“Yuxin Data”)	equity method	0%	49%	49%

Beijing Yuxinyicheng	Investment under
Internet Technologies Co., Limited	equity method
(“Yuxinyicheng Internet”)		0%	0%	30%

Yuxinbanke	Investment under equity method	0%	0%	40%

Note 1:	Before the Share Exchange Transaction was completed on November 24, 2006, Mr. Weidong Hong held 42% of Sihitech.
Note 2:	Before the Share Exchange Transaction was completed on November 24, 2006, Mr. Shuo Zeng held 43% of e-Channels.

23	Significant related party transactions - Continued

(b)	Related party transactions

The significant related party transactions of the Company are summarised as follows:

	2009	2010	2011	2011
	RMB	RMB	RMB	USD
				(unaudited)
Advances to investments under equity method
-Sinowise	1,915,718	4,635,707	2,076,495	329,555
-Baodaotong	20,914,872	-	-	-
-Yuxin Data	-	853,428	1,366,756	216,914
-Yuxinyicheng Internet	-	-	5,793,952	919,544

Collection of advances to investments under equity method
-Sinowise	(625,391)	-	(54,203)	(8,602)
-Baodaotong	(20,597,593)	-	-	-
-Yuxin Data	-	(670,844)	(3,828)	(608)
-Yuxinyicheng Internet	-	-	(4,979,778)	(790,328)

Advances to shareholders	116,160	138,500	-	-

Collection of advances to shareholders	(116,160)	(138,500)	-	-

Collection from Sihitech (HK) Co., Ltd	(1,568,105)	-	-	-

Collection from Baodaotong	6,680,579	-	-	-

Sales to Baodaotong	6,770,864	-	-	-

Sales to Sinowise	-	-	1,054,327	167,330

Sales to Yuxin Data	-	-	1,365,894	216,778

Sales to Yuxinyicheng Internet	-	-	4,474,680	710,165

Purchase from Yuxin Data	-	(4,116,524)	(13,877)	(2,202)

Purchase from Yuxinyicheng Internet	-	-	(8,494,088)	(1,348,075)

The transactions do not have fixed terms payments. Balances relating to the above transactions are non-interest bearing and payable on demand. Other than this matter, the Board of Directors of the Company is of the opinion that the above transactions were in the normal course of business and on normal commercial terms.

23	Significant related party transactions - Continued

(c)	Related party balances

The balances of related party receivables and payables at the year-end are summarized as follows:

	December 31
	2010	2011	2011
	RMB	RMB	USD
			(unaudited)

Due from investments under equity method	5,926,033	12,537,644	1,989,818
Due to an investment under equity method	(3,933,940)	(1,505,992)	(239,012)
	1,992,093	11,031,652	1,750,806

24	Stock based compensation plan

On November 24, 2006, Yucheng adopted the 2006 performance equity plan (the “Plan”) which allows Yucheng to offer a variety of incentive awards to employees. Under the Plan, the Company may grant either options to purchase 1,500,000 share of common stock of Yucheng or restricted shares.

On August 3, 2010, the Company has granted 941,132 restricted shares to certain employees (“2010 Grant”) for the services provided by them. The share grant will be fully vested on December 31, 2012. 40% of the total number of shares granted will be vested on January 1, 2011, and 7.5% of the total number of shares granted on the last day of every quarter following December 31, 2010. If the holder ceases to be an employee of the Company, any unvested portion of the share grant shall revert to the Plan.

On April 18, 2011, the Company has granted 444,100 restricted shares to certain employees (“2011 Grant”) for the services provided by them. The share grant will be fully vested on January 1, 2014. 40% of the total number of shares granted will be vested on January 1, 2012, and 7.5% of the total number of shares granted on the first day of every quarter following January 1, 2012. If the holder ceases to be an employee of the Company, any unvested portion of the share grant shall revert to the Plan.

	2010 Grant Number of restricted shares	2011 Grant Number of restricted shares	Total Number of restricted shares	Weighted- Average Grant Date Fair Value
				USD

Unvested as of January 1, 2010	-	-	-	-
Granted	941,132	-	941,132	3.23
Unvested as of December 31, 2010	941,132	-	941,132	3.23
Granted	-	444,100	444,100	3.62
Forfeited	(58,200)	(24,900)	(83,100)	3.35
Vested	(628,792)	-	(628,792)	3.23
Unvested as of December 31, 2011	254,140	419,200	673,340	3.47

24	Stock based compensation plan - Continued

The Company recorded stock-based compensation expense in General and Administrative expenses of RMB Nil, RMB8,052,823 equivalent to USD1,215,943 and RMB7,526,885 equivalent to USD1,194,573 for the years ended December 31, 2009, 2010 and 2011, respectively.

As of December 31, 2011, the unrecognized stock-based compensation expense, net of expected forfeitures, for 2010 Grant and 2011 Grant was RMB4,978,267 equivalent to USD790,088 and RMB6,783,097 equivalent to USD1,076,528, respectively (for a total of RMB11,761,364 equivalent to USD1,866,616), and are expected to be amortized over the weighted average period of 0.4 year.

25	Discontinued operations

As discussed in note 1, the Company sold the business of POS (Yuxinyicheng Information) in 2010. Total revenue of POS, reported in discontinued operations, for the years ended December 31, 2009, 2010 and 2011 was RMB25,894,740, RMB30,876,334 and RMB Nil respectively. Pre-tax loss of the discontinued operations for the years ended December 31, 2009, 2010 and 2011 was RMB9,769,322, RMB6,379,365 and RMB Nil respectively.

The following table illustrates the reporting of the discontinued operations on the face of the Consolidated Statements of Operations and Income for the years ended December 31, 2009, 2010 and 2011.

	2009	2010	2011	2011
	RMB	RMB	RMB	USD
				(unaudited)
Discontinued operations
Results from discontinued operations	(9,295,160)	(6,379,364)	-	-
Loss on disposal of a subsidiary, net	-	(25,419,348)	-	-
Income tax loss (benefits)	2,479,526	(407,192)	-	-
Loss from operations of discontinued subsidiaries, net of income tax	(6,815,634)	(32,205,904)	-	-

26	Parent only financial statements

As of December 31, 2011, the total restricted net assets amounted to RMB778.4 million (2010: 1,043.1 million), which exceeded 25% percentage of our consolidated net assets (RMB661.4 million (2010: 607.9 million)). As a result, parent only financial statements are prepared as follows:

Yucheng Technologies Limited

Condensed Balance Sheets

As of December 31, 2010 and 2011

(Expressed in Chinese Renminbi)

	2010	2011	2011
	RMB	RMB	USD
			(unaudited)
Assets

Current assets:
Cash and cash equivalents	1,975,787	638,797	101,382
Trade accounts receivable, net	2,055,245	1,955,380	310,333
Other current assets	287,025,875	279,651,400	44,382,771
Total current assets	291,056,907	282,245,577	44,794,486

Investments in subsidiaries	346,260,409	409,004,423	64,912,064
Total assets	637,317,316	691,250,000	109,706,550

Liabilities and stockholders’ equity

Current liabilities
Trade accounts payable	2,442,818	2,324,120	368,855
Other current liabilities	32,131,632	27,985,133	4,441,453
Total current liabilities	34,574,450	30,309,253	4,810,308

Stockholders’ Equity
Preferred stock, $0.0001 par value, authorized 2,000,000 shares and none issued;	-	-	-
Common stock, $0.0001 par value, authorized 60,000,000 shares; 18,560,014 shares and 18,941,417 shares issued and outstanding as of December 31, 2010 and 2011	20,007,998	20,008,251	3,175,459
Additional paid-in capital	393,936,410	411,104,366	65,245,341
Reserves	50,428,005	57,340,546	9,100,374
Retained earnings	141,363,202	176,077,413	27,944,801
Accumulated other comprehensive loss	(2,992,749)	(3,589,829)	(569,733)
Total stockholders’ equity	602,742,866	660,940,747	104,896,242

Total liabilities and stockholders’ equity	637,317,316	691,250,000	109,706,550

Yucheng Technologies Limited

Condensed Statements of Operations and Comprehensive Income

For the year ended December 31, 2009, 2010 and 2011

(Expressed in Chinese Renminbi)

	2009	2010	2011	2011
	RMB	RMB	RMB	USD
				(unaudited)

Total revenues	-	-	-	-

Cost of revenues:
Platform Services	(215,733)	-	-	-
Maintenance Services	(1,919,157)	-	-	-
Total cost of revenues	(2,134,890)	-	-	-

Gross profit	(2,134,890)	-	-	-
General and administrative expenses	(1,458,349)	(8,912,151)	(8,698,450)	(1,380,509)

Income (loss) from operations	(3,593,239)	(8,912,151)	(8,698,450)	(1,380,509)

Other income	-	1,899	3,331	529
Share of results of subsidiaries	(606,359)	10,874,976	50,321,871	7,986,455

Income (loss) before income taxes	(4,199,598)	1,964,724	41,626,752	6,606,475
Income tax expenses	-	-	-	-

Net income (loss)	(4,199,598)	1,964,724	41,626,752	6,606,475

Yucheng Technologies Limited

Condensed Statements of Cash Flows

For the year ended December 31, 2009, 2010 and 2011

(Expressed in Chinese Renminbi)

	2009	2010	2011	2011
	RMB	RMB	RMB	USD
				(unaudited)

Net cash (used in) provided by operating activities	24,138,668	(12,708,129)	(1,152,049)	(182,838)

Net cash used in investing activities	(8,117,439)	-	-	-

Net cash used in financing activities	(18,281,588)	-	-	-

Net decrease in cash and cash equivalents	(2,260,359)	(12,708,129)	(1,152,049)	(182,838)

Cash and cash equivalents at beginning of year	16,944,275	14,683,916	1,975,787	313,572
Effect of exchange rate changes in cash and cash equivalents	-	-	(184,941)	(29,352)

Cash and cash equivalents at the end of year	14,683,916	1,975,787	638,797	101,382

Basis of presentation

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.

