Form 20-F/A
period 2011-12-31
Yucheng Technologies LTD
filed 2012-05-09
CIK 1356462

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

Amendment No. 1

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ________________ to ________________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: Date of event requiring this shell company report ________________

Commission file number: 001-33134

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

Securities registered or to be registered pursuant to Section 12(g) of the Act:None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 18,941,417 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes ☒ No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes☐ No

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

☐ Yes ☐ No

Explanatory Note

This Amendment No. 1 (“Amendment”) to the Annual Report on Form 20-F for the year ended December 31, 2011, (“Form 20-F”) of Yucheng Technologies Limited, is being filed for the sole purpose of furnishing Exhibit 101 to the Form 20-F in accordance with Rule 405 of Regulation S-T. Exhibit 101 to this report provides the consolidated financial statements and related notes from the Form 20-F formatted in eXtensible Business Reporting Language (“XBLR”).

Pursuant to Rule 406T of Regulation S-T, the interactive data files of Exhibit 101 hereto are deemed not filed as part of the registration statement or any prospectus that incorporates those exhibits for purposes of Sections 11 and 12 of the Securities Act of 1933 and are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under those sections.

This Amendment does not reflect events occurring after the filing of the Form 20-F or modify or update those disclosures that may be or have been affected by subsequent events. Such sub sequent matters will be addressed, as required, in subsequent reports filed by the registration with the SEC. Accordingly, this Amendment should be read in conjunction with the Form 20-F and the registrant’s other filings with the SEC.

ITEM 19.	EXHIBITS

Exhibit

Number	Description

1.1	Memorandum of Association of Registrant (incorporated by reference from Registration Statement No. 333-132814 - Annex B)

1.2	Articles of Association of Registrant (incorporated by reference from Registration Statement No. 333-132814 - Annex C)

2.1	Specimen Common Stock Certificate of Registrant (incorporated by reference from Registration Statement No. 333-132814 – Exhibit 4.1)

4.1	Securities Purchase Agreement among Registrant, Yucheng Technologies Limited, Sihitech Company Limited, Mega Capital Group Services Limited, Profit Loyal Consultants Limited, Elite Concord International Limited, China Century Holdings Group Limited, Shinning Growth Investment Group Limited, Chih Cheung, James Li, James Preissler, for the acquisition of Ahead Billion Venture Limited, and Port Wing Development Company Limited, dated December 20, 2005 (incorporated by reference from Registration Statement No. 333-132814 – Annex A)

4.2	Amendment to Securities Purchase Agreement dated June 29, 2006 (incorporated by reference from Registration Statement No. 333-132814 - Annex A)

4.3	Amendment to Securities Purchase Agreement dated October 27, 2006 (incorporated by reference from Registration Statement No. 333-132814 - Annex A)

4.4	Amendment to Securities Purchase Agreement dated July 31, 2007 (incorporated by reference from Foreign Issuer Report on Form 6-K, filed August 24, 2007)

4.5	China Unistone/Yucheng 2006 Performance Equity Plan (incorporated by reference from Registration Statement No. 333-132814 –Annex D)

4.6	Equity Interest Transfer Agreement re. Beijing Sunrisk Information Technology Company Limited (incorporated by reference from Exhibit 4.1 to Form 6-K filed February 13, 2007)

4.7	Form of Employment Agreement between Yucheng Technologies Limited and Hong Weidong (incorporated by reference from Registration Statement No. 333-132814 – Exhibit 10.18)

4.8	Form of Employment Agreement between Yucheng Technologies Limited and ZengShuo (incorporated by reference from Registration Statement No. 333-132814 – Exhibit 10.19)

8.1	List of subsidiaries (previously filed with Form 20-F, April 27, 2012)

11.1	Code of Ethics (incorporated by reference from Registration Statement No. 333-132814 - Annex G)

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101*	XBLR Interactive Document

___________________________

* Filed with this Amendment No. 1 to the Annual Report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 9, 2012

YUCHENG TECHNOLOGIESLIMITED

/s/ Weidong Hong

Name: Weidong Hong

Title: Chief Executive Officer